Form 20-F
period 2008-06-30
NOAH EDUCATION HOLDINGS LTD.
filed 2008-11-17
CIK 1411825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

(Exact Name Of Registrant As Specified In Its Charter)

N/A

(Translation Of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction Of Incorporation or Organization)

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of Principal Executive Offices)

Dora Li, Chief Financial Officer

Tel: +86-755-8343-2800

E-mail: lidm@noahedu.com

Fax: +86-755-8204-9670

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$ 0.00005 per share	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 40,345,034 ordinary shares, par value US$ 0.00005 per share as of June 30, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐        Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	“Noah,” “we,” “us,” “our company,” and “our,” refer to Noah Education Holdings Ltd., its predecessor and its subsidiaries and affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$ 0.00005 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“U.S. GAAP” refers to general accepted accounting principles in the United States;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

References to a “year” or “quarter” are to a calendar year or quarter, unless otherwise indicated. References in this annual report to a “fiscal” year are to our fiscal year ended or ending June 30.

Unless otherwise indicated, all share and per share information in this annual report gives effect to the 1 to 2 share split of our ordinary and preference shares effected on October 5, 2007.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.8591 to US$ 1.00, the noon buying rate in effect as of June 30, 2008. We make no representation that RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2006, 2007 and 2008 and as of June 30, 2006, 2007 and 2008.

We and a selling shareholder completed the initial public offering of 11,324,198 ADSs on October 24, 2007. On October 18, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.”

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to events involving known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to expand our content, attract customers and leverage our brand;

•	our ability to manage growth;

•	trends and competition in the interactive educational content industry; and

•	fluctuations in general economic and business conditions in China.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended June 30, 2006, 2007 and 2008 and balance sheet data as of June 30, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data for the fiscal year ended June 30, 2005 and the balance sheet data as of June 30, 2005 and 2006 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate expected future results.

We were incorporated in April 2004 to acquire the assets of Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, a company focused on the design, production and distribution of translation devices. The acquisition was accounted for as a legal reorganization and our financial statements have been prepared to reflect the consolidated financial position of our company, subsidiaries and affiliated entities and the transfer of Noah Industrial’s assets and liabilities at historical cost. Noah Industrial, whose fiscal year end is December 31, historically prepared limited unconsolidated financial statements under Chinese accounting standards for internal purposes and to support tax return information only. We have not included financial information for the fiscal year ended June 30, 2004, as such information is not available on a basis that is consistent with the consolidated financial information for the fiscal year ended June 30, 2005 and all subsequent fiscal years, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. Moreover, such information would be of limited relevance to investors, as it will relate essentially to the business of Noah Industrial, which is substantially different from our business.

	For the Year Ended June 30,
	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenue	208,950	393,039	555,225	651,935	95,047
Cost of revenue(1)	(115,519)	(174,584)	(266,566)	(318,788)	(46,477)

Gross profit	93,431	218,455	288,659	333,147	48,570

Research and development expenses(1)	(8,646)	(20,345)	(43,487)	(52,667)	(7,678)
Sales and marketing expenses(1)	(37,375)	(179,869)	(172,540)	(197,430)	(28,784)
General and administrative expenses(1)	(14,684)	(16,508)	(24,676)	(44,260)	(6,453)
Other operating expenses	(13,793)	(311)	(20,910)	(3,132)	(457)

Total operating expenses	(74,498)	(217,034)	(261,612)	(297,489)	(43,371)

Other operating income	16,437	24,725	40,023	44,101	6,430

Operating income	35,370	26,147	67,070	79,759	11,628
Derivative gain (loss)	2,365	2,667	(55)	(1,868)	(272)
Interest income	1,168	952	2,306	13,644	1,989
Investment income	—	—	—	11,057	1,612
Interest expense	—	(162)	—	—	—
Other non-operating income	—	—	—	42,708	6,226

Income before income taxes	38,903	29,604	69,321	145,300	21,184
Provision for income taxes	—	(2,969)	(2,892)	(1,101)	(161)

Net income	38,903	26,635	66,428	144,199	21,023
Preference share dividends	(3,728)	—	(17,705)	—	—
Deemed dividend	(1,516)	(1,516)	(2,653)	(379)	(55)

Net income attributable to ordinary shareholders	33,659	25,119	46,070	143,820	20,968

Net income per ordinary share
Basic	1.34	0.90	2.32	4.03	0.59
Diluted	1.32	0.88	2.15	3.93	0.57
Net income per ADS(2)
Basic	1.34	0.90	2.32	4.03	0.59
Diluted	1.32	0.88	2.15	3.93	0.57
Weighted average number of ordinary shares used in per share calculations:
Basic	21,473,442	21,473,442	21,473,442	33,153,982	33,153,982
Diluted	21,473,442	21,473,442	22,906,684	34,056,315	34,056,315
Cash dividends per ordinary share	0.5715	—	2.7145	—	—
Cash dividends per preference share	0.5715	—	2.7145	—	—

	As of June 30,
	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	105,972	59,958	77,367	260,223	37,938
Total assets	284,142	313,090	329,710	1,362,871	198,695
Total current liabilities	70,200	77,736	90,723	72,108	10,513
Warrants	2,735	—	4,934	5,830	850
Convertible preference shares	126,343	127,859	129,375	—	—
Ordinary shares	9	9	9	15	2
Additional paid-in capital	32,572	32,572	48,738	1,169,619	170,521
Accumulated other comprehensive income (loss)	6	(2,482)	(5,498)	(89,949)	(13,114)
Retained earnings	52,277	77,396	61,429	205,248	29,924
Total shareholders’ equity	84,864	107,495	104,678	1,284,933	187,333

(1)	Share-based compensation expenses are included in our cost of revenue and operating expenses as follows:

	Year Ended June 30,
	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation included in:
Cost of revenue	—	—	376	228	33
Research and development expenses	—	—	9,444	4,175	609
Sales and marketing expenses	—	—	4,386	14,846	2,164
General and administrative expenses	—	—	624	1,095	160

(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.8591 to US$ 1.00, the noon buying rate in effect as of June 30, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 14, 2008, the noon buying rate was RMB 6.8236 to US$ 1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$ 1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
May	6.9400	6.9725	7.0000	6.9377
June	6.8591	6.8993	6.9633	6.8591
July	6.8388	6.8355	6.8632	6.8104
August	6.8252	6.8462	6.8705	6.7800
September	6.7899	6.8307	6.8510	6.7810
October	6.8388	6.8358	6.8521	6.8171
November (through November 14, 2008)	6.8236	6.8289	6.8373	6.8236

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our business, future prospects and results of operations.

We commenced our operation in educational content development in 2004. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business, and the acceptance of our products by parents, students and educators. It is also difficult to evaluate the viability of our proposed strategy of diversifying the distribution platforms for our content as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new distribution platforms for their content and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and future prospects.

If we fail to accurately predict or adapt to changing consumer preferences and technological advances in interactive education content and delivery platforms, our business could be adversely affected.

As of June 30, 2008, we had developed a collection of approximately 35,000 courseware titles, which we deliver primarily through our handheld digital learning devices, or DLDs, platform. The continued acceptance by users of our education content and our DLD platform is key to our future revenue growth. To remain competitive, we must continually develop and enhance new and existing content and update and diversify our delivery platforms to adapt to the changing needs and preferences of students and educators, changes in educational curricula and technological advances. We may not be able to predict these changes in needs and preferences or technological advances. As the development of new interactive multimedia content, delivery platforms and underlying technology requires extensive investment of time, effort and resources, we may not be able to successfully adapt to these changes. Our failure to predict or adapt to changes may have a material adverse effect on our business and our results of operation.

If we are unable to continue to attract users to purchase our content and our DLDs without a significant decrease in price, our revenues may decline and we may not be able to maintain our profitability.

The profitability of our business largely depends on the price level at which we can sell interactive education content through DLDs. The price of our content and DLDs depends on market demand. Market demand for our content and DLDs may decline for a variety of reasons, including a general deterioration of the Chinese economy and the relative affordability of our content and DLDs to users in new geographic markets. Market demand for our content and DLDs may also change due to changes in consumer needs and preferences. The price of our content and DLDs may also be affected by competition in the interactive education content market. If we cannot attract users to purchase our content and DLDs without a significant decrease in price in response to intensified competition or a decline in demand for our content or DLDs, our revenues may decline and we may not be able to maintain our profitability.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand awareness, our business, financial condition and results of operations may be harmed.

Our brand is integral to our sales and marketing efforts and we believe that market awareness of our “Noah” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Noah” brand is critical to our ability to maintain a competitive advantage. If the value of our brand or image is diminished or if our brand does not continue to be attractive to customers, our business, financial condition and results of operations may be materially and adversely affected. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining innovative, distinctive and consistent products and maintaining quality of service across our operations, as well as our ability to respond to competitive pressures. If we are unable to do so, our sales and growth may decline, which could in turn adversely affect our results of operations. We have incurred significant brand promotion expenses to date, but we cannot guarantee that our marketing efforts will be successful in further promoting our brand to remain competitive. There have been instances of complaints in the past on Internet forums regarding the quality and usefulness of our products, and certain of our advertisements in the past have been cited by certain government authorities to be deceptive or exaggerations, all of which may negatively affect our brand name and reputation. Our business may also be adversely affected if our public image or reputation were diminished, whether due to unsatisfactory services or products or otherwise.

We license a substantial portion of our content from third parties, and our licenses may expire or not be renewed.

We develop courseware titles based on standardized textbooks and other print-based content that we license from domestic and international education content publishers, including The Commercial Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, and Pearson Education Asia Ltd. If one or more existing licenses covering any of our courseware titles were to be terminated or if we were unable to renew such licenses, we would have to cancel the courseware titles based on the textbooks covered by the licenses, which could have a negative impact on our results of operations.

If we are not able to continue to renew our contracts with teachers in our Teachers’ Alliance, our content development ability may diminish and our content sales may suffer.

We depend on our teachers and education experts from our Teachers’ Alliance to assist us in planning the courseware curricula and preparing lesson plans for our courseware titles. They enhance the quality of our courseware titles and are essential to the marketing of our brand. We must continue to attract qualified teachers and seek to hire new teachers. We currently have short-term contractual arrangements with these teachers that are renewed on a yearly basis. If we fail to renew our contracts with a significant number of these teachers, our courseware development capability will be negatively affected and our business and brand may suffer as a result.

We are subject to securities class action lawsuits alleging that we misrepresented or failed to disclose in our initial public offering registration statement that the increases in the costs of raw materials were negatively impacting our gross margin. If the class action lawsuits are successful, they may have an adverse effect on our financial condition and operating results.

On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation.

We believe that the plaintiffs’ allegation has no merit and we intend to vigorously defend against the lawsuits. However, defending these lawsuits could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our ADSs.

Third parties have brought intellectual property infringement claims against us in the past, and may bring similar claims in the future.

We have been subject to intellectual property infringement claims in the past. We have recently settled two legal proceedings and there is one pending legal proceeding against Innovative Noah, our wholly owned subsidiary, for alleged trademark, patent and copyright infringements. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details concerning these proceedings. In addition, in the past three years, one other party had brought intellectual property claims against our subsidiaries. The plaintiff withdrew its claim and settled with us after we agreed to license certain intellectual property from it.

We cannot assure you that our educational content used for our courseware will not be alleged to infringe the copyright of third parties. Educational institutions and organizations, content providers and publishers, competitors and others may in the future initiate intellectual property infringement claims against us. We cannot assure you that all our employees and contractors will strictly comply with our policy prohibiting them from infringing the copyright of third parties. As a result, we could be sued and become liable for the intellectual property infringement and other actions of our employees or contractors. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. In the future, we may increasingly be subject to intellectual property infringement claims as we increase the number and types of products that we offer, as the number of products, services and competitors in our markets grows, as we enter into new markets and as our products receive more attention and publicity.

Any error in the solutions to the practice questions in our searchable database and our courseware titles could damage our reputation.

We introduced our searchable practice question database to the market in July 2007, which initially contained approximately 300,000 practice questions. Our courseware titles also contain illustrative questions and practice questions. If an error occurs in our content or solutions to our questions, our reputation may suffer as a result. Our users may rely on them to their detriment and may even bring claims against us. As a result, our business could be negatively impacted.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our business and results of operations.

Our success depends in large part on the protection of our interactive educational content and related platforms and technology. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and other steps we have taken to protect our intellectual property, however, may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. Some of our products and product features have limited intellectual property protection and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these products and features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our business and results of operations.

Preventing intellectual property infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our intellectual property by unrelated third parties may damage our reputation and brand. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights and our business may suffer materially.

Capacity constraints or system disruptions to, or security risks in, our computer systems or websites could damage our reputation and limit our ability to increase content sales.

In addition to retail points of sale and download centers, our users currently download our content from our website. In addition, our users use our website to access tutoring and other online services. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites or unavailability of our downloadable content. We cannot assure you that we will be able to expand our online program infrastructure on a timely basis sufficient to meet demand for such content. Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Any interruption to our computer systems or operations could have a material adverse effect on our ability to operate our business.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business and operating results.

Uncertainty or adverse changes in the economy could lead to a significant decline in discretionary consumer spending, which, in turn, could result in a decline in the demand for our products. As a result of the recent national and global economic downturn, overall consumer spending has slowed down. Any decrease in demand for our products could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China.

We plan to continue to expand our business into new geographical areas in China. As China is a large and diverse market, consumer trends and demands may vary significantly by region. The targeted users in these new geographic areas may not be able to afford our content and DLDs and they may not be willing to incorporate digital learning into their studies. Our experience in the markets in which we currently operate may not be applicable in the smaller towns or other regions of China and our current business model may fail in those areas. Additionally, when we enter new markets, we may face intense competition from companies with greater experience or established presence in the targeted geographical areas and competition from other companies with similar expansion targets. As we expand into new markets, we may have to commence costly advertising campaigns, which may not be successful or which may reduce or eliminate the impact of any sales, or which may cause us to experience a net loss in the new markets.

Failure to execute our growth strategies of online content distribution and private tutoring services may have a material adverse affect on our business and prospects.

Our growth strategies include expanding and diversifying the way we distribute our content, particularly through the Internet, and expanding into private tutoring services. As we move to distribute our content through the Internet, we will face a heightened risk that our intellectual property may be stolen or copied, which could dilute our brand and harm our competitive position. We may lack the technological expertise to sufficiently guard against online piracy when we commence online distribution, or we may fail to adapt to new online piracy techniques as they develop. Another element of our growth strategy is to expand into complementary services such as private tutoring services to enhance our branding as an education company. Because we have limited experience operating tutoring services, our curriculum, lesson design and operating plan are not fully tested, and may fail to attract or retain students. Additionally, public perception of our brand may be impacted by the results of our entry into, and our operation of, private tutoring services. If we fail to successfully execute these growth strategies, we may not be able to continue to maintain our position as a market leader in interactive education content, and the prospects of our business may be materially and adversely affected.

We may not be able to manage our growth and continue to integrate new expansion into our operations, which could adversely affect our business and results of operations.

We have experienced substantial growth since we commenced our operation in educational content development. This growth has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our future planned expansion will also place significant demands on us to maintain the quality of our services in order to ensure that our brand does not suffer as a result of any decline, whether actual or perceived, in the quality of our products and services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, continue to recruit and retain sufficient qualified personnel and integrate new expansion into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and results of operations.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our Chairman and Chief Executive Officer, Dong Xu, our Chief Operating Officer, Xianquan Xiao, and our Chief Technology Officer, Xiaotong Wang. Although we entered into three-year employment agreements with our executive officers at the time of our initial public offering, these agreements are not guarantees that we can retain the services of these executives during the contracted term. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose key professionals and staff members. Each of our executive officers and key employees has entered into a confidentiality and non-competition agreement with us. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

The interactive education content market in China is rapidly evolving and very competitive. Some of our competitors who were present when we entered the market in 2004 no longer operate in this field and others have lost their dominant positions. We expect competition in this market to persist and intensify. Our main competitors in the DLD market include Shanghai Ozing Digital Technology Limited and Guangdong Bubugao Electronic Industry Limited. Our main competitors in the E-dictionary market include Guangdong Bubugao Electronic Industry Limited and Global View Co., Ltd. We also compete indirectly with online education content providers, such as Beijing No. 4 Middle School Net and Hubei Province Huanggang Middle School Net, and providers of interactive education content through CD-ROMs such as HUMAN Education & Technology Co., Ltd. and Guangdong Dongtian Culture Enterprise Co., Ltd. Some of our direct, indirect and potential competitors may have longer operating histories and greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in user requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, our revenues, profitability and market share may be harmed.

We have no control over our third-party distributors or contracted spokespersons.

We do not directly sell our products to our target consumers, but sell our products through third-party distributors in China, who in turn resell our products to customers or sub-distributors. While our third-party distributors are obligated by contract to abide by certain sales protocols and guidelines and our sales department periodically monitors their performance, we do not control them and there is no guarantee that they will adhere to our contracts with them. To the extent they misuse our brand, make false representations of our products or otherwise commit any misdeeds, misdemeanors or crimes, whether or not related to our products, our reputation could be harmed.

We have appointed a well-known film star and three teenager TV opera stars as our spokespersons. If any of these spokespersons denigrates our business, our reputation could suffer. If any of them receives negative press due to behavior unrelated to us, their association with our brand and our content could also adversely affect our business.

We rely on a limited number of manufacturers to produce our finished products, and our reputation and results of operations could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

We outsource substantially all of our finished goods manufacturing to five manufacturers, all of whom manufacture our products at facilities in the Guangdong Province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers’ terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, our reputation and results of operations would suffer. In addition, as we do not have long-term agreements with our manufacturers, they may stop manufacturing for us at any time, with little or no notice, and we may not be able to locate other manufacturers in time or at all. Any delay or inability to manufacture sufficient quantities of our finished products may materially and adversely affect our business, financial condition and results of operations.

Increases in our component or manufacturing costs could reduce our gross margins.

Cost increases of our components or manufacturing services, whether resulting from shortages of materials, labor or otherwise, including, but not limited to rising cost of materials, transportation, services, labor and commodity price increases, could negatively impact our gross margins. In addition, the supply and market prices of raw materials used in the manufacture of our components and finished products may be adversely affected by various factors, such as weather conditions and the occurrence of natural disasters or sudden increases in demand, that would impact our costs of production. Because of market conditions and other factors, we may not be able to offset any such increased costs by adjusting the price of our products.

If we do not correctly anticipate demand for particular products, we could incur additional costs, experience manufacturing delays, damage relationships with distributors or lose new sales opportunities.

The demand for our products depends on several factors such as consumer preferences and the introduction or adoption of new hardware platforms. These factors can be difficult to forecast. We expect that it will become increasingly difficult to forecast demand for specific products as we introduce and support additional products, enter into additional markets and as competition in our markets intensifies.

If we misjudge the demand for products, we could face problems in our business, which may harm our results of operations. If our forecasts of demand are too high, we may accumulate excess inventories of components and finished products, which could lead to markdown allowances or write-offs. We may also have to adjust the prices of our existing products to reduce excess inventories. If our forecasts of demand are too low, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand, which may lead to missed sales opportunities to increase our customer base, and may damage our relationships with retailers and harm our business. In addition, rapid increases in production levels aimed at meeting unanticipated demand may result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, all of which could reduce our profit margins and harm our relationships with distributors.

Any defects in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.

We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain defects after commercial shipments have begun, which could result in the rejection of our products by retailers, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business or damage our reputation. Insurance companies in China offer limited business insurance products, and we currently do not have any business disruption insurance. Our products could be subject to involuntary recalls and other actions by governmental authorities. In addition, concerns about potential liability may lead us to recall voluntarily selected products. Any recalls or post-manufacture repairs of our products could harm our reputation, increase our costs or reduce our net sales.

If we are liable for a substantial amount of past due social welfare payments that we have not made a provision for, our financial condition may be materially and adversely affected.

We have not made adequate social welfare payments required under applicable PRC labor laws. We have made a provision in our financial statements in the amount of RMB 2.9 million, RMB 5.7 million and RMB 6.6 million (US$1.0 million) as of June 30, 2006, 2007 and 2008, respectively, to cover this potential liability. We cannot assure you that such provisions will be sufficient to discharge all potential claims for unpaid past due social welfare payments. This is particularly so if the PRC government were to impose penalties, potentially as high as 0.2% per day on the amount due. If we are liable for a substantial amount of past due social welfare payments that we have not made a provision for, our financial condition may be materially and adversely affected.

There are deficiencies in our internal control over financial reporting that require remediation. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2009. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting beginning potentially as early as the fiscal year ending June 30, 2009. Our management or our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements different from us. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In the fiscal year ended June 30, 2008, we have identified a number of control deficiencies in our internal control over financial reporting. These control deficiencies include (1) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, (2) a lack of formal accounting policies and procedures to ensure that U.S. GAAP is appropriately or consistently applied, (3) a failure to document certain business decisions or corporate approvals of significant corporate actions on a timely basis, and (4) a lack of formal procedures to document, assess, control and monitor risks. We may identify additional deficiencies as a result of assessment process we will undertake in compliance with Section 404.

To address these control deficiencies, we have: (1) hired management personnel with experience in implementing internal control processes and procedures, and hired more staff in our internal control department, (2) implemented procedures to ensure timely analyses and decisions on the appropriate accounting treatment for new business transactions in accordance with the U.S. GAAP, (3) established a board secretary and a legal department to document the business decisions or corporate approvals on a timely basis, and (4) engaged an internal control consultant who has, among other things, assisted us in completing a risk assessment in October 2008.

We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our online business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies doing business in the Internet industry. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. As a result of the foreign ownership restriction in the PRC Internet industry, we conduct part of our business through the www.noahedu.com website through contractual arrangements with a Chinese entity called Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan. Noah Zhi Yuan is our consolidated affiliated entity directly owned by our founders. We have been and are expected to continue to be dependent on Noah Zhi Yuan to operate our online business. We do not have any equity interest in Noah Zhi Yuan but receive the economic benefits of it through various contractual arrangements, including agreements on provision of loans, provision of services, license of software, and certain corporate governance and shareholder rights matters. In addition, we have entered into agreements with Noah Zhi Yuan and each of the shareholders of Noah Zhi Yuan which provide us with a substantial ability to control Noah Zhi Yuan.

If we, Noah Zhi Yuan or any of its future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including, without limitation,

•	revoking the business and operating licenses, including the Internet content provider license, of Noah Zhi Yuan or our PRC subsidiaries and affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	imposing fines, confiscating the income of Noah Zhi Yuan or our income, or imposing other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	shutting down the servers of Noah Zhi Yuan or blocking our websites; or

•	requiring us or our PRC subsidiaries and affiliated entities to restructure our ownership structure or operations.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with Noah Zhi Yuan and its shareholders for our online China operations, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with Noah Zhi Yuan and its shareholders to operate our online business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Noah Zhi Yuan and Its Shareholders” and “Item 7. Major Shareholders and Related Party Translations—B. Related Party Transactions—Contractual Arrangements with Noah Zhi Yuan and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over Noah Zhi Yuan as direct ownership. If we had direct ownership of Noah Zhi Yuan, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Noah Zhi Yuan, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Noah Zhi Yuan or any of its shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Noah Zhi Yuan were to refuse to transfer their equity interest in Noah Zhi Yuan to us or our designee when we exercise the option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with Noah Zhi Yuan and/or its shareholders.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, our ability to conduct our business may be negatively affected or we may not be able to conduct the business of our online operations at all.

The beneficial owners of Noah Zhi Yuan may have potential conflicts of interest with us.

The beneficial owners of Noah Zhi Yuan are also the founders and beneficial owners of our company. Conflicts of interests between their dual roles as beneficial owners of both Noah Zhi Yuan and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause Noah Zhi Yuan to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Noah Zhi Yuan, and receive economic benefits from it. Other than relying on the duties of loyalty owed to us by the owners of Noah Zhi Yuan, who are also our directors and executive officers, and the irrevocable powers of attorney each executed to appoint the individual designated by us to be his respective attorney-in-fact, we currently do not have any measure or policy to address these potential conflicts of interest. In the event of any such conflict of interest, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of Noah Zhi Yuan, we would have to rely on the uncertainty of legal proceedings, which could result in disruption of our business.

Contractual arrangements we have entered into among our subsidiaries and Noah Zhi Yuan may be subject to scrutiny by the PRC tax authorities, and a finding that we or Noah Zhi Yuan owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements, including contracts for the transfer of certain assets, among our wholly owned subsidiaries in China and Noah Zhi Yuan do not represent an arm’s-length price and adjust Noah Zhi Yuan’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Zhi Yuan, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

The regulation of Internet website operators is relatively new and subject to interpretation, and our operation of online education programs could be adversely affected if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese government authorities including, the Ministry of Education, the General Administration of Press and Publication and the Ministry of Culture, depending on the specific activities conducted by the Internet content provider. Noah Zhi Yuan holds an Internet content provider license with limited business scope issued by the Guangdong branch of the Ministry of Information Industry and has received approval from the Department of Education of Guangdong Province to operate its educational website. Noah Zhi Yuan has applied for an expansion of the business scope of the Internet content provider license and an Internet culture license from the Ministry of Culture, and an Internet publishing license from the General Administration of Press and Publication. However, due to the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that the licenses held and being applied for by Noah Zhi Yuan will be deemed to be adequate for all its online services. Failure to comply with applicable Chinese Internet regulations, including engaging in business activities prior to obtaining the requisite licenses, could subject us to severe penalties, including fines and/or other restrictions imposed upon us, or even orders of cessation of Noah Zhi Yuan’s operations.

If the PRC authorities determine that we do not have the requisite licenses or permits to operate tutoring centers, we may have to cease the operations of tutoring centers and suffer a setback to our growth strategy.

We currently operate tutoring centers through a PRC domestic subsidiary, Shenzhen New Noah Education Investment Development Co., Ltd., that we wholly own through another 100% subsidiary that is a wholly foreign owned enterprise, Noah Education Technology (Shenzhen) Co., Ltd. The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Schools.” Permits for operating Chinese-foreign cooperative schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our tutoring centers are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by a PRC-registered domestic entity. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our tutoring centers until we obtain the necessary permits, which may not be forthcoming. If we must cease operating tutoring centers, we will not be able to execute our strategy to become China’s leading brand in supplemental education services, and our growth may suffer as a result.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market- oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. Although none of our websites has been closed, failure to comply with such requirements has resulted in the closure of other companies’ websites in the past. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. In addition, you may find it difficult to bring an original action in the Cayman Islands or China to enforce liabilities based upon the U.S. federal securities laws against us, our senior management or any non-U.S. expert named in this annual report.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of

Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. We have requested our current shareholders and/or beneficial owners who are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure of these shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders and/or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China and on service, license and other fees paid to our wholly owned subsidiaries by Noah Zhi Yuan for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, the new PRC enterprise income tax law that was effective on January 1, 2008 provides that a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, will be subject to PRC income tax. According to the new tax law, the term “de facto management bodies” therein shall refer to those bodies that exercise substantial and overall management and control over the production, operation, personnel, accounting and properties of enterprises. However, the new tax law does not clearly provide which conducts shall be regarded as substantial and overall management and control. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, the new tax law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on PRC enterprises an obligation to withhold tax on dividend distributions to foreign investors. Unless the relevant tax treaties entered into by China otherwise provide, under the new tax law, 10% withholding tax shall be applied to the dividends distributed to foreign investors by PRC enterprises, provided that such foreign investors have not been regarded as resident enterprises by the PRC taxation authorities. According to the relevant treaties between China and Hong Kong, 5% withholding tax shall be applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities.

In using the proceeds of our initial public offering in the manner described in “Item 14. Material Modifications to the Rights of Security Holders—E. Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•

loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart; and

•	loans by us to Noah Zhi Yuan, which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Noah Zhi Yuan is a domestic PRC entity, we are not likely to finance its activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Item 4. Information on the Company—B. Business Overview—Regulation” section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or Noah Zhi Yuan. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Expiration of, or changes to, tax benefits or incentives could materially and adversely affect our operating results.

Our subsidiaries and affiliated entity in China currently enjoy tax exemptions, tax concessions and reduced income tax rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Our Results of Operations—Other Income Statement Items and Net Income—Provision for Income Taxes” for a description of the tax benefits that apply to us. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law that became effective on January 1, 2008. The new tax law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Existing companies are required to transition to the new enterprise income tax rate during a five-year transition period. On December 26, 2007, the State Council promulgated the Notice on Implementation of Preferential Policies on Transition of Enterprises Income Tax, which provides that as from January 1, 2008, any enterprise that was taxed at 15% previously shall be taxed at 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, and any enterprise that was granted certain concessions shall continue to enjoy such tax concessions until the expiry day in accordance with the tax preferences under the old income tax law, regulations and other relevant provisions. Furthermore, the new PRC enterprise income tax law also provides that a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, will be subject to PRC income tax. According to the new tax law, the term “de facto management bodies” therein shall refer to those bodies that exercise substantial and overall management and control over the production, operation, personnel, accounting and properties of enterprises. However, the new tax law does not clearly provide which conducts shall be regarded as substantial and overall management and control. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, the new tax law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on PRC enterprises an obligation to withhold tax on dividend distributions to foreign investors. Unless the relevant tax treaties entered into by China otherwise provide, under the new tax law, 10% withholding tax shall be applied to the dividends distributed to foreign investors by PRC enterprises, provided that such foreign investors have not been regarded as resident enterprises by the PRC taxation authorities. According to the relevant treaties between China and Hong Kong, 5% withholding tax shall be applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises. Our Chinese subsidiaries currently also enjoy government subsidies in the form of value added tax refunds for the promotion of development in the software industry. Any expiration or changes in PRC tax benefits or incentives would reduce our after-tax profitability and materially and adversely affect our operating results.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China, which are denominated in RMB. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB as the RMB is our reporting currency.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies: the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE; jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. The new regulations require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the new regulations remain unclear, and we cannot assure you that our initial public offering in October 2007 did not require approval from the CSRC, and if it did, how long it would take us to obtain the approval. The CSRC has declined to officially clarify the applicability of the new regulations to us and our initial public offering. On the other hand, if CSRC approval had been required for our initial public offering, our failure to have obtained or our delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

According to our PRC counsel, our initial public offering did not require the approval of the CSRC under their interpretations of the existing regulations on the applicability of the new regulations because we completed our reorganization before the effective date of the new rules. We cannot assure you, however, that new rules and regulations or relevant interpretations will not be issued which may require retroactively that we obtain an approval from the CSRC in connection with our initial public offering. If this were to occur, our failure to have obtained or the delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividends outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies offering complementary services as tutoring and test preparation. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If any of our PRC subsidiaries, affiliated entities and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions, we currently conduct our online operations in China through contractual arrangements with Noah Zhi Yuan and its shareholders. As part of these arrangements, Noah Zhi Yuan holds some of the assets that are important to the operation of our business. If Noah Zhi Yuan goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Noah Zhi Yuan undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

We face risks related to health epidemics and other outbreaks.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other epidemics. In recent years, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material and adverse effect on our business operations. We have not adopted any written preventive measures to combat any future outbreak of avian influenza, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile and may continue to fluctuate significantly.

The market price for our ADSs has been volatile, and we expect will continue to be, subject to significant fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. In particular, economic downturns may contribute to the securities market experiencing extreme price and trading volume volatility. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of electronic learning product providers;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in education in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	further develop or enhance our services and products;

•	acquire necessary technologies, products or businesses;

•	expand operations in China;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and affiliated entities.

As of October 31, 2008, our executive officers, directors, principal shareholders and their affiliated entities beneficially own approximately 66.7% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2008, we had 40,345,034 ordinary shares outstanding (which include 2,146,989 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes), of which 17,368,779 ordinary shares were represented by 17,368,779 ADSs. In addition, options to purchase 2,094,113 ordinary shares of our company were outstanding as of June 30, 2008. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Since the 180-day lock-up period of our initial public offering has expired, the remaining ordinary shares not represented by ADSs are available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

In addition, certain holders of our ordinary shares and warrants have the right to require us to register the sale of a total of 8,023,863 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these shares in the form of ADSs in the public market under an effective registration statement could cause the price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenue and results of operations, primarily due to seasonal changes in device sales. Historically, our DLD and E-dictionary unit sales tend to be focused in our first fiscal quarter, from July 1 to September 30, with decreases in sales during the winter and summer breaks of primary and secondary school. Our expenses, however, vary significantly and do not necessarily correspond with changes in our DLD and E-dictionary unit sales and revenue. We invest in marketing and advertising, and research and development throughout the year. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

Our historical financial condition and results of operations are not necessarily indicative of future performance and are difficult to forecast.

Our historical financial condition and results of operations may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the seasonal fluctuations described above, our revenues, expenses and results of operations may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	general economic conditions in China and PRC regulations or actions pertaining to the provision of our products and services;

•	natural disasters or geopolitical events, such as avian influenza or other epidemics, war or threat of war;

•	changes in consumers’ spending patterns;

•	our ability to control cost of revenues and operating expenses; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

Due to these factors, we believe that quarter-to-quarter comparisons of our results of operations may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs. In addition, our past results may not be indicative of future performance because of our new businesses.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

There is a significant risk that we were a passive foreign investment company for our taxable year ended June 30, 2008, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Although we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended June 30, 2008, there is a significant risk that our position will not be respected. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ADSs and ordinary shares. The application of the asset test is subject to ambiguity in several respects and, therefore, the U.S. Internal Revenue Service may assert that, contrary to our belief, due to the decrease in our share value and the amount of cash and other passive assets we held during the taxable year ended June 30, 2008, we have violated the asset test and therefore were a PFIC for such taxable year. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). We expect that we will be a PFIC for our current taxable year ending June 30, 2009 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4. Information on the Company

A. History and Development of the Company

In 1999, our founders, Dong Xu, Xiaotong Wang and Benguo Tang, formed Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, which focused on the design, production and distribution of translation devices. On April 8, 2004, our founders formed our company, Noah Education Holdings Ltd., in Cayman Islands to acquire the assets of Noah Industrial and to focus on the development, marketing and distribution of education content. At the same time, Baring Asia II Holdings (22) Limited and Alpha Century Assets Limited invested a total of US$ 16 million in our company. In March 2007, Lehman Brothers Commercial Corporation Asia Limited, or Lehman Brothers, became one of our substantial shareholders through the purchase from certain of our existing shareholders of ordinary and preference shares. We also issued warrants for our ordinary shares to Lehman Brothers in connection with the transaction. We conduct our business operations in China through wholly-owned subsidiaries, and with respect to the Internet-related aspects of our business, through an affiliated entity.

On October 18, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.” We completed the initial public offering of 11,324,198 ADSs, each representing one ordinary share, on October 24, 2007.

Our principal executive offices are located at 10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, People’s Republic of China. Our telephone number at this address is +86-755-8343-2800.

B. Business Overview

Overview

We are a leading provider of interactive education content in China. We develop and market interactive, multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum, covering subjects such as English, Chinese, mathematics, physics, chemistry, biology, geography, political science and history. We deliver our content primarily through handheld digital learning devices, or DLDs, into which our content is embedded or subsequently downloaded at over 8,500 points of sale, approximately 2,000 download centers, or through our website, www.noahedu.com. In addition, we sell E-dictionaries. In July 2007, we began offering after-school tutoring programs as we build upon our experience and brand to capture more market opportunities in the supplemental education market. According to CCID Consulting, in 2006 and the first half of 2007, we were ranked No. 1 by revenue and by the combined number of DLDs and E-dictionaries sold, and No. 2 in 2006 and No. 1 in the first half of 2007 by revenue and by the number of DLDs sold, among interactive education content providers that distribute content through DLDs and E-dictionaries in China.

As of June 30, 2008, we had developed a collection of approximately 35,000 courseware titles, each corresponding to a chapter of a printed textbook or a topic covered by a textbook. For the fiscal year ended June 30, 2008, we responded to market demand by broadening our offerings to the five-to-nine age group, with age-appropriate and user-friendly content, interfaces and DLD exteriors. We develop courseware titles based on standardized textbooks and other print-based content that which we license from leading domestic and international educational publishers, including The Commercial Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, and Pearson Education Asia Ltd. Our content is produced by a team of approximately 120 full-time and more than 170 part-time producers, editors and graphic artists. In 2008, we broadened the scope of Access Noah, a strategic marketing initiative that partners Noah directly with public schools across China. These partnerships bring the “Noah” brand inside schools and effectively illustrate to our target market the integration of our content with in-classroom teaching. As of June 30, 2008, we had introduced Access Noah to hundreds of schools across 28 provinces, covering millions of school children in China.

Our DLDs are built on our proprietary NP-iTECH software platform. As of June 30, 2008, we held 15 domestic patents, including nine related to our NP-iTECH technology, and had 14 pending patent applications, including one international and four domestic applications related to our NP-iTECH technology. Our NP-iTECH technology supports and integrates mainstream multimedia formats, and enables our content developers to efficiently design and assemble multimedia content elements. In July 2007, we introduced to the Chinese market the first searchable practice question database that operates in DLDs. In January 2008, we became the first in China to offer graphic simulations for mathematic calculations in a hand-held device. Sales for our DLDs are typically higher around the first and third calendar quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter.

We have grown rapidly since we began focusing on educational content development in 2004. Our net revenue grew from RMB 393.0 million in the fiscal year ended June 30, 2006 to RMB 651.9 million (US$ 95.0 million) in fiscal 2008, and our net income was RMB 26.6 million, RMB 66.4 million and RMB 144.2 million (US$ 21.0 million) in the fiscal years ended June 30, 2006, 2007 and 2008, respectively.

Our Content and Services

As of June 30, 2008, we had developed approximately 35,000 multimedia courseware titles. All of our courseware titles are presented in multimedia and interactive form, combining texts, graphics, audios, visuals and animations. The multimedia and interactive content provides an engaging and animated learning environment which we believe encourages students’ independent studies and enhances the students’ learning experience.

The following is a summary of the types of content and services we offer:

•

Basic English Language Training Courseware Titles. As of June 30, 2008, we had developed over 340 series of English language learning courseware, each based on a different series of textbooks. These titles constitute approximately half of our basic courseware titles. Of these, the titles developed for primary and secondary students are organized by semester and correspond to the English language curriculum typically taught in primary and secondary schools. The titles developed for college students and professionals are designed as preparation courses for standardized English aptitude tests. Test scores are used as measurements for English proficiency in a variety of situations where English proficiency is considered a prerequisite, including college graduation, entrance to master’s degree programs, employment opportunities or job promotions. For the year 2007, approximately 35% of our downloadable courseware titles were English language courseware titles.

•

Mathematics Courseware Titles. We have been increasingly focused on the development of mathematic courseware titles in recent years as schools in China have historically placed strong emphasis on mathematics education. In addition to the courseware titles related to the regular mathematics curriculum, we have also developed DLDs focusing on advanced level practice questions and solutions for the International Mathematics Olympics to meet the demand of those students who want to be more competitive in their mathematics skills.

•

Chinese-As-A-Foreign Language Courseware. We have witnessed an increasing number of non-native Chinese speakers in China and around the world who are interested in learning Chinese as a foreign language. We plan to leverage our expertise in language training courseware development and offer Chinese language study courseware to capture growth opportunities in this area.

•

Other Basic Education Courseware Titles. Our other basic courseware titles cover standard subjects, other than English, that are typically taught in primary and secondary schools in China. These include Chinese, physics, chemistry, biology, geography, political science and history. These titles are organized by semester and by subject. Under each subject, there may be several versions to reflect differences in curriculum adopted by school systems in different cities and provinces.

•

Practice Question Database. In July 2007, we brought to market what we believe to be the first searchable practice question database on DLDs, with approximately 300,000 practice questions. These questions initially focus on the subjects of mathematics, physics and chemistry. Each practice question contains 24 searchable fields and links to solutions and related questions and courseware titles. Noah’s latest products, the NP1100 and NP1200 DLDs, cover nine academic subjects, include over 600,000 searchable test questions in mathematics, physics and chemistry in practice question databases, and host 5,000 sample compositions and nearly 24,000 e-books. They also feature innovative functions including Noah’s newly developed graphic calculator technology, Pocket English and Riverdeep Fun Mathematics. Noah continues to expand content offerings through in-house content development and partnerships with leading content providers both domestic and international.

•

Dictionaries. We have licensed and compiled over 250 dictionaries, including 20 dictionaries related to the English language, 15 dictionaries related to other foreign languages and over 120 professional dictionaries on subjects including medicine, law and engineering. Portions of these dictionaries are presented with colorful interactive animations, dialogues and explanatory graphics.

•

Online Tutoring Sessions. Our users can log-on to our website and post questions regarding their homework. We ensure that a teacher from our Teachers’ Alliance is available to answer the posted questions and, historically, a majority of the questions posted have been answered. Other students can participate in the exchange and post their answers as well.

We began offering after-class tutoring programs to targeted primary and secondary school students in July 2007 from two “Noah” branded tutoring centers located in Chengdu, the capital city of Sichuan Province in the southwest of China. Our initial courses cover subjects such as Chinese, mathematics, English, physics and chemistry, which are taught by approximately 30 instructors who are teachers from the top schools in Chengdu.

In September 2007, we opened another tutoring center in Chengdu. As of June 30, 2008, we had conducted our after school tutoring services from seven Noah Schools located in Chengdu and Beijing.

Our content development is under the guidance of our Teachers’ Alliance, including approximately 250 teachers throughout China who are experts in their fields and 17 experts in education and multimedia content. We have contractual arrangements with the teachers and experts typically on a year-to-year basis that require them to advise on and directly participate in the creation of courseware and share with us their lesson plans.

Our content is created by approximately 122 full-time developers based in Shenzhen and Beijing and over 177 part-time developers. Our developers are divided into the following teams, each of which is responsible for their respective part of the development process:

•

Planning. Our planning team is responsible for the planning and coordination of the courseware curricula with the assistance of our Teachers’ Alliance. Once the planning for the entire courseware is completed, the task of designing the teaching plan for each courseware title is assigned to individual teachers from our Teachers’ Alliance.

•

Compiling. The writers on our compiling team write the script for the multimedia presentations based on the completed teaching plan. Our artists and production crew, led by our directors, create the sound effect, artwork, animation, video and other multimedia elements required in the script.

•

Programming. The programming team assembles the multimedia elements into a completed courseware title according to the production script, using a simple programming language supported by our proprietary NP-iTECH software.

We develop courseware titles based on standard textbooks and other print-based content that we license from leading domestic and international education content publishers, including The Commercial Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, and Pearson Education Asia Ltd. These licenses allow us to increase the volume and quality of our content offerings within a shorter development time frame.

Our Content Delivery Platforms

Currently, our courseware titles are primarily delivered using the DLD platform. Our DLDs are portable, battery-powered, hand-held devices. Our content is either embedded in the DLDs or downloaded subsequently to our DLDs from our website, retail stores or special download centers. Built on our proprietary software platform, NP-iTECH, our DLDs support and integrate advanced audio and video formats and Flash animation technologies. Our scalable NP-iTECH technology also allows our DLDs to interface with the web. In addition to the ability to play multimedia-intensive content, we have incorporated in some of our DLDs text-to-speech, handwriting recognition and personal information management functions.

Our DLDs are divided into the black-and-white series and the color series. We believe we were among the first on the market to introduce DLDs with color screens. All of our DLDs feature high resolution and high contrast picture quality.

We designed our DLDs to be compatible with the lifestyle of students. They can be used by students anywhere, whether in or outside the classroom. They are also more affordable compared to personal computers. In addition to upgrading our DLDs to incorporate our improved technologies, we also constantly introduce new DLD models to stay abreast of the latest design trends popular among our student users. We also use cartoon figures and other features to create a more user-friendly interface. In fiscal 2008, we introduced DLDs that target younger children between ages five and nine, with age-appropriate and user-friendly content, interfaces and DLD exteriors. We are in the process of introducing a stand-alone graphic calculator as a convenient tool for studying mathematics. In addition to the classic courseware titles, the graphic calculator has four more functional modules including mathematics palette, algebraic calculation, functions programming and geometric dictionary.

We sold our first DLD in March 2005. Since then, we have developed over 20 different DLD models and sold over 1.4 million DLD units as of June 30, 2008. As with our DLDs, our dictionaries are embedded in or downloaded to our E-dictionaries. So far, we have developed over 16 models of E-dictionaries and have sold over 2.3 million units of E-dictionaries. According to CCID Consulting, for the year 2006, we sold the largest combined number of DLDs and E-dictionaries in China and we kept our leading market position as of September 30, 2008.

In June 2006 we established our education website, www.noahedu.com, through which our users can download learning materials to their DLDs. Users can also register on our website to access features such as online communities, chat rooms and bulletin boards. Our online network is designed to handle connectivity at a rate of 500 Mbps, enabling our users to download content and access our online services without undue delay. We believe this website will serve as our launch pad for further diversification of our content delivery platforms, such as through a web-based virtual DLD.

Research and Development

Our research and development efforts are led by our senior management, six of whom hold engineering or related degrees. Our research and development team, located in our Shenzhen and Beijing research centers, consisted of approximately 187 engineers as of June 30, 2008. As of June 30, 2008, we hold 15 domestic patents and have 13 domestic and 1 international pending patent applications relating to the core aspects of our NP-iTECH and other technologies.

Our NP-iTECH platform enables us to present multimedia-intensive content and enhances our content development capability. Our multimedia content is played on our NEPlayer, a media player built on the NP-iTECH platform that supports and integrates mainstream multimedia formats such as MIDI, WAVE, MP3, Flash and MPEG4. Our NP-iTECH software was designed with the objective of supporting multimedia education content development and display. After receiving basic training in our user-friendly NP-iTECH programming language, our content developers can program and assemble into complete courseware titles complex multimedia elements and interactive learning modules such as a test grading mechanism. We believe this allows us to develop complex multimedia content at a faster speed than our competitors.

Built as an open architecture, our NP-iTECH platform is highly scalable. In addition to the operating system embedded in our DLDs, it is compatible with the LINUX and WinCE operating systems, as well as various applications built for the LINUX or the WinCE environment. Our NP-iTECH technologies are also compatible with the cellular phone environment.

Our research and development efforts have yielded remarkable results in recent years, notably the following:

•

In May 2006, we brought to market what we believe to be the first color DLDs. The open architecture allowed our color DLDs to be built on an interchangeable platform with our black-and-white DLDs. It also allows easy integration with web-based and wireless-based technologies and future add-ons.

•

In July 2007, we introduced to the market what we believe to be the first searchable practice question database on DLDs. Our searchable practice question database is built on our proprietary and innovative vertical search technology. Our vertical search technology allows faster and more precise searches in the handheld environment through extensive indexing of the information in the database and high integration with the operating system.

•

In January 2008, we incorporated graphic calculators into our DLDs. We believe we are the first in China to have developed the technology for incorporation into hand-held devices. The calculator is capable of drawing graphs for functions, geometry and other types of mathematics problems, as well as presenting the effects graphically of input variations. Furthermore, it allows students to manipulate algebra equations and program certain scientific calculations.

Our competitive advantage in technology was key to our past success. We believe continuous advances in technology are key to the creation of new and improved content and the diversification of multiple distribution platforms, and are vital to retaining our competitive position. We intend to continue to focus a significant amount of our resources on our research and development effort. Currently, our research and development effort is focused on the following key areas:

•

NP-iTECH technology. We will continue to develop our proprietary NP-iTECH platform, improve on the operating systems of our DLDs and E-dictionaries and increase the compatibility of our NP-iTECH software with LINUX and WinCE operating systems and applications operating in the LINUX or WinCE environment.

•	Vertical Search Technology. We will continue to explore the application of vertical search technology online and in hand held devices for educational uses.

•

CAS and Mathematical Simulations. We are continuing to experiment with more advanced computer algebra system, or CAS, functions and mathematical simulation functions. CAS is a calculation tool that allows users to manipulate equations symbolically rather than numerically. The mathematical simulation function is a graphing tool that presents the effects of input variations in graphic form. We also plan to apply these functions to create simulations of science experiments. We believe these functions will make the studies of science a more intuitive process for our users.

Our research and development expenses were RMB 20.3 million, RMB 43.5 million and RMB 52.7 million (US$ 7.7 million) for the fiscal years ended June 30, 2006, 2007 and 2008, respectively.

Our Sales Network

We deliver our education content, products and services through an extensive physical network of 8,500 points of sales and 2,000 download centers covering all provinces in China, except Tibet and Xinjiang, as of June 30, 2008. These points of sales and download centers consist of bookstores, Noah-branded stores, electronics chain stores, department stores and mall-based kiosks. We also have an online network of approximately 700,000 registered users as of June 30, 2008. Through our online network, we facilitate the downloading of our content and updates, offer a portion of our content for sale and provide other value-added services. In addition to China, we also distribute our content and products to Hong Kong, South Korea, Malaysia and Turkey.

We do not directly sell our products to our target consumers. We sell our products through third-party distributors in China, who in turn resell our products to sub-distributors. We have exclusive distribution arrangements with 30 provincial distributors across 26 provinces in China. In Guangzhou, Beijing, Shanghai, Sichuan Province and Heilongjiang Province where we have established branches, we have exclusive distribution arrangements with regional distributors within those provinces. Each of our provincial or regional distributors in turn may distribute our products within its designated region.

We select our distributors based on their reputation, market coverage, sales experience and the size of their marketing force. We typically enter into annual distribution contracts with our regional distributors. These distribution contracts specify target quantities, product prices and guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. In accordance with industry practice, we usually require our distributors to pay us before we deliver our products to them.

Our nationwide sales network is supported by a team of approximately 400 sales personnel and 300 service centers. Our sales personnel are responsible for selecting the provincial level whole-sale vendors and supporting the sales effort by these vendors and their retailers. In addition, our sales team is responsible for ensuring that each one of our points of sale strictly adhere to our Noah-branded appearance and services, including our requirements on the use of our trademarks, our color schemes, commercial and product placements, content of brochures and advertisements and manner of servicing our customers and users.

Marketing and Brand Promotion

We have a large user base, having sold over 1.4 million DLDs as of June 30, 2008 since we launched our first DLD in March 2005. These users become our repeat customers and generate for us word-of-mouth referrals. As we expand our physical points of sales and download centers and our user base on our online network and mobile phone platform, we expect to increase our sales and our brand awareness.

We also employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract users, including the following:

Advertisements. We have advertising arrangements with many Chinese national and local consumer media outlets, including television stations, newspapers (including school newspapers), campus billboards and leading Internet portals. We have advertising arrangements with over 40 television channels. We have a contract with a well-known film star and three teenager TV stars to act as our spokespersons and appear in our commercials.

Seminars and Workshops. We frequently organize seminars and workshops for teachers to familiarize them with the content and the products we offer and to illustrate how our content and products can assist students with their learning. We also conduct extensive free information sessions to introduce our programs and products to potential users.

Fan Club, Online Chat Room and Social Activities. We have created the online Noah Fan Club Magazine with animations, songs and articles on topics of interest to our users. Our users can also exchange their views on study and school life, as well as our content and products, in our online chat room. We regularly host online and off-line art and writing competitions to encourage creative effort and to raise awareness of and loyalty to our brand.

Charitable Events. We have sponsored youth and education related charitable events and have donated to the school system in the poorer regions of Guizhou Province and regions affected by the 2008 earthquakes. We plan to continue to participate in these and other events to build our image as an education-oriented company and a good corporate citizen.

Access Noah. In March 2006, we were chosen as the only interactive education content provider to partner with the National Centre for Education Technology in the Ministry of Education’s effort to experiment with digitally aided learning. As of June 30, 2008, hundreds of schools were signed up for the “Access Noah” program, covering millions of students in 28 provinces. Under the plan, we established 50 experimental Access Noah classes in five provinces across China, and results from all the experimental classes have shown an increase in student tests scores on many academic subjects. The introduction of our DLDs and content in these classrooms help us illustrate directly to teachers and students the integration of our content with the in-classroom teaching. It also allows us to receive valuable feedback from teachers and students. Our “Noah” brand also gets amplified in the process. We are actively promoting the program with the National Center for Education Technology and we believe that in the future we will be able to enroll more schools into the program and expand its geographic reach.

Raw Material Supplies and Manufacturing Arrangements

We outsource the manufacturing of our DLDs and E-dictionaries to original equipment manufacturers, or OEMs. We have developed collaborative relations with various OEMs, including Shenzhen Shanghua Electronic Co., Ltd., Shenzhen Jianwei Electronic Co., Ltd, Shenzhen Qianjing Electronic Co., Ltd., and Shenzhen Jianhe New Technology Co., Ltd. We believe we do not depend on any one OEM since we have maintained relations with a few OEM manufacturing sources.

We provide our OEMs with the main raw materials required in the manufacturing process of our products, including IC chips, LCD screens, printed circuit boards and plastics materials. In order not to disrupt our operations, we consciously adhere to a raw material procurement policy that requires us to use only vendors who are reliable and who have quality materials and maintain multiple supply sources for each of our key raw materials. We evaluate the quality and delivery record of each vendor on a periodic basis and adjust the quantity purchased from the vendor accordingly.

The principal suppliers for our key raw materials in 2007 were Shenzhen Jinghua Displays Co., Ltd., Nanjing Hwuary Liquid Crystal Display Technical Co., Ltd. and Jiangsu Shenlian Circuit Electronic Co., Ltd. Our key raw materials suppliers in 2008 included Shenzhen Beitai Display Technology Co. Ltd, Shenzhen Shenlian Circuit Electronic Co. Ltd, Shenzhen Lingda Electronic Technology Co. Ltd, and Hengxin Yongyao Plastic and Hardware Co. Ltd. We believe we do not depend on any one vendor since we have maintained multiple supply sources for each of our key raw materials.

Customer Support and Service

We offer toll-free telephone support for our users and potential customers from a call center staffed with eight personnel. We also offer our vendors technical support and maintenance for our applications and hardware from our workshops or on-site at our vendors’ places of business. Our products are typically sold with a one-year warranty for product defects.

Competition

The interactive education content market in China is rapidly evolving and very competitive. Some of our competitors who were present when we entered the market in 2004 no longer operate in this field and others have lost their dominant positions. According to CCID Consulting, as of the end of 2006, the top five companies accounted for approximately 80% of the DLD market. Also according to CCID Consulting, in 2006 and the first half of 2007, we were ranked No. 1 by revenue and by the combined number of DLDs and E-dictionaries sold, and No. 2 in 2006 and No. 1 in the first half of 2007 by revenue and by the number of DLDs sold, among interactive education content providers that distribute content through DLDs and E-dictionaries in China. Our main competitors in the DLD market include Shanghai Ozing Digital Technology Limited and Guangdong Bubugao Electronic Industry Limited. Our main competitors in the E-dictionaries market include Guangdong Bubugao Electronic Industry Limited and Global View Co., Ltd. We also compete indirectly with online education content providers, such as Beijing No. 4 Middle School Net and Hubei Province Huanggang Middle School Net, and providers of interactive education content through CD-ROMs such as HUMAN Education & Technology Co., Ltd. and Guangdong Dongtian Culture Enterprise Co., Ltd.

Competition in the interactive education content industry is primarily based on brand recognition, quality and breadth of content and products and innovation. While many of our competitors may have more financial and other resources than we do, we believe that our well-known “Noah” brand, our extensive collection of approximately 35,000 courseware titles, and our content development capability give us a competitive advantage over our competitors.

Intellectual Property

Our “Noah” brand and other intellectual property rights contribute to our competitive advantage in the interactive education content industry in China. As of June 30, 2008, we had a total of 12 registered trademarks and 33 trademarks pending registration in China, including “Noah” and “NP-iTECH.” We have registered our primary domain name www.noahedu.com and 24 additional domain names. As of June 30, 2008, we held 15 domestic patents, nine of them related to NP-iTECH technology, and we also had 14 pending patent applications, among which four domestic and one international pending patent applications were related to the core aspects of our NP-iTECH technology. We have also obtained copyright protections for our key proprietary software.

In order to develop and market new content and services, we are required to obtain licenses from third parties from time to time. For example, we currently have arrangements with domestic education content providers and publishers such as The Commercial Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, and overseas education content and dictionary providers and publishers such as Pearson Education Asia Limited, or their respective authorized local publishers, to develop and distribute localized versions of books or E-dictionaries in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

To protect our brand and our intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China and impose procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to protect our intellectual property rights in order to maintain our competitive position.

Regulation

Internet-Related Regulations

Through Noah Zhi Yuan, we operate Internet websites in China as part of our business. Under applicable PRC laws and regulations, the operation of Internet websites could be regarded as engaging in an Internet value-added telecommunication business, which is subject to restrictions on foreign ownership. Under the PRC Catalog for the Guidance of Foreign Investment Industries promulgated by the Ministry of Commerce, Noah Education Holdings Ltd., as a foreign enterprise, are restricted from providing Internet information service involving education and publication. Under the PRC Provisions on the Administration of Telecommunications Enterprises with Foreign Investment promulgated by the State Council, the maximum foreign ownership in a telecommunication enterprise that is engaged in the value-added telecommunication must not be more than 50%. Under the PRC Measures on the Administration of Internet Information Service promulgated by the State Council, businesses require pre-approval for providing Internet information services involving press, publication and education, among other things. This pre-approval must be obtained from the relevant competent authority before a business may apply for the value-added telecommunications business operation license referred to below.

In addition, Noah Zhi Yuan may be regarded to be engaging in Internet education information services that are subject to the supervision and administrative control of several PRC government authorities, such as the Ministry of Information Industry, the Ministry of Education, the Ministry of Culture, the General Administration of Press and Publication.

Set forth below are the licenses relevant to our business:

•

Noah Zhi Yuan is required to obtain and has obtained approvals from competent education administrative authorities under the PRC Interim Provisions on the Administration of Education Website and Online School, for offering certain education content online.

•

Noah Zhi Yuan is required and has obtained a value-added telecommunications business license issued by the Department of Information Industry of Guangdong Province in accordance with the PRC Telecommunication Rules. This license is valid from August 8, 2006 till August 8, 2011.

•

Certain aspects of our online service offerings may be construed as an Internet electronic bulletin board service, which require a license from the Department of Information Industry of Guangdong Province under the PRC Provisions on the Administration of Internet Electronic Bulletin Board Services. Noah Zhi Yuan has applied for but has yet to receive this license in connection with its application for an Internet content provider license.

•

Noah Zhi Yuan is required to obtain an Internet culture business license from the Ministry of Culture in accordance with the PRC Interim Provisions on the Administration of Internet Culture. Noah Zhi Yuan has applied for but has yet to receive this license.

•

Under the PRC Provisional Regulation on Administration of Internet Publication, Noah Zhi Yuan is required to obtain the approval from the General Administration of Press and Publication for any Internet publication activities. Noah Zhi Yuan has applied for but has yet to receive the approval.

Regulations on Private Schools

The PRC Law for Promoting Private Education and its implementation rules regulate the establishment and administration of private schools, defined as schools established by social organizations or individuals with non-government funds. Private schools providing programs leading to certifications, pre-school education, tutoring programs and other academic courses must be approved by the education authorities, and private schools providing vocational training must be approved by authorities in charge of labor and social welfare. A duly approved private school will be granted a permit for operating a private school, and must be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution. We are currently in the process of applying for all applicable permits and registrations for our after-class tutoring programs.

The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. These regulations and rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, particularly in the areas of higher education and vocational training. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Permits for Chinese-foreign Cooperation in Operating Schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We currently operate tutoring centers through a PRC domestic subsidiary that we wholly own through another 100% subsidiary that is a wholly foreign owned enterprise. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our tutoring centers are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by a PRC-registered domestic entity. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our tutoring centers until we obtain the necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC authorities determine that we do not have the requisite licenses or permits to operate tutoring centers, we may have to cease the operations of tutoring centers and suffer a setback to our growth strategy.”

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the foreign exchange registration procedures for overseas investment with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (2) the overseas funding of the SPV has been completed; (3) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	The Wholly Foreign Owned Enterprise Law (1986), as amended;

•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. The new regulations require, among other things, that offshore SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies controlled by PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the new regulations remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering in October 2007 based on their interpretation of the new regulations and other existing regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

Regulations on Shareholder Loans

A shareholder loan made by foreign investors as shareholders to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, is considered foreign debt, which is subject to a number of PRC laws and regulations, including the Foreign Exchange Control Regulation of 1997, the Interim Measures on Foreign Debt of 2003, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its Implementing Rules of 1998, the Administration of the Settlement, Sale and Payment of Foreign Exchange Provision of 1996. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. Under these regulations, in connection with foreign debt registration, it is required that the registered capital of the related foreign investment entity is fully paid up in accordance with the investment contract or its articles of association. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

Regulations on Copyright

Under the PRC Copyright Law, the Regulation on the Implementation of the PRC Copyright Law, and the PRC Measures for the Administrative Protection of Internet Copyright, promulgated by the National Copyright Administration jointly with the Ministry of Information Industry in 2005, copyright is protected for 50 years from the date of first publication of the work. A non-copyright holder may use another author’s work in accordance with licensing agreements agreed with the copyright holder.

Regulations on Patents

Registration and application of patents relating to inventions, utility models and designs may be made at the Administrative Department of Patent under the State Council (State Intellectual Property Office) in accordance with the PRC Patent Law and its implementation rules. The duration of a patent for inventions is 20 years and the duration of a patent for utility models and designs is 10 years, each from the date of filing. Any contract on licensing the use of a patent concluded between the patent holder and the user must be submitted to the State Intellectual Property Office for filing within three months of the date the contract became effective.

Regulations on Trademarks

The PRC Trademark Law and its implementation regulations provide protection to holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations, which have 10 year terms. Trademark license agreements must be filed with the Trademark Office or its regional offices.

C. Organizational Structure

We conduct our business operations in China through our contractual arrangements with an affiliated entity and its shareholders, as well as through certain of our subsidiaries in China. The affiliated entity, on which we rely to carry out certain of our operations in China is Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan.

Our subsidiaries are:

•	Well Profit Creation Limited, or Well Profit;

•	Bright Sound Electronic Technology (Shenzhen) Co., Ltd., or Bright Sound;

•	Bright Sound Limited, or BSBVI;

•	Noah Education Development (Chengdu) Co., Ltd., or Noah Development;

•	Innovative Noah Electronic (Shenzhen) Co., Ltd., or Innovative Noah;

•	Noah Education Technology (Shenzhen) Co., Ltd., or Noah Education;

•	New Noah Technology (Shenzhen) Co., Ltd., or New Noah;

•	Win Bright Creation Limited, or Win Bright;

•	Shenzhen New Noah Education Investment Development Co., Ltd., or Noah Investment;

•	Beijing Haidian New Noah School, or Beijing Noah;

•	Chengdu New Noah School, or Chengdu Noah; and

•	Beijing Noah Zhi Yuan Education Consulting Co. Ltd., or Beijing ZY.

The following diagram illustrates our corporate structure as of the date of this annual report.

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the Internet industry, including media content production and distribution. See “Item 4. Information on the Company—B. Business Overview—Regulation—Internet-Related Regulations.” Our subsidiaries in China, which are considered as foreign-invested entities, are limited in their abilities to engage in operations in the Internet industry. Accordingly, we conduct the Internet-related aspects of our business through the www.noahedu.com website through contractual arrangements with Noah Zhi Yuan, which is the vehicle that holds or has applied for the requisite licenses and permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our online business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” We depend on Noah Zhi Yuan to operate our online business. We have also entered into contractual arrangements with Noah Zhi Yuan and its shareholders, all PRC citizens, that enable us to:

•	exercise effective control over Noah Zhi Yuan;

•	receive a substantial portion of the economic benefits from Noah Zhi Yuan in consideration for the services provided by our subsidiary, Noah Education; and

•	have an exclusive option to purchase all or part of the equity interests in Noah Zhi Yuan to the extent permitted by PRC law.

We are expected to continue to depend on Noah Zhi Yuan to operate our online business unless and until we are permitted under PRC laws and regulations to directly own and operate Internet-related businesses without constraints.

In the opinion of our PRC legal counsel:

•	the ownership structures of Noah Zhi Yuan and our subsidiaries in China comply in all material respects with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiaries, Noah Zhi Yuan and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our subsidiaries in China and Noah Zhi Yuan comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC Internet related businesses do not comply with PRC government restrictions on foreign investment in the Internet industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We currently operate tutoring centers through Shenzhen New Noah Education Investment Development Co., Ltd., a PRC domestic subsidiary that we wholly own through Noah Education. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our tutoring centers do not fall within the scope of PRC regulations governing Chinese-foreign cooperative schools because they are operated by a PRC-registered domestic entity. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Schools” for a brief description of these regulations. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our tutoring centers until we obtain the necessary permits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC authorities determine that we do not have the requisite licenses or permits to operate tutoring centers, we may have to cease the operations of tutoring centers and suffer a setback to our growth strategy.”

Contractual Arrangements with Noah Zhi Yuan and its Shareholders

Our relationships with Noah Zhi Yuan and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Noah Zhi Yuan and Noah Education is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Noah Zhi Yuan and Noah Education, Noah Zhi Yuan does not transfer any other funds generated from its operations to Noah Education. In June 2007, we entered into agreements to document these contractual arrangements, which the parties acknowledged in writing that the agreements had been in place since August 2006, the date when Noah Zhi Yuan was established.

Agreements that Provide Effective Control over Our Affiliated Entity

Equity Pledge Agreement. Pursuant to the equity pledge agreement between Noah Education and the shareholders of Noah Zhi Yuan, namely Mr. Dong Xu and Mr. Benguo Tang, each shareholder pledged all of his equity interest in Noah Zhi Yuan to Noah Education to guarantee the performance of Noah Zhi Yuan’s obligations under the software development and maintenance agreement, the exclusive technology supporting and consulting service agreement and the content providing agreement. If Noah Zhi Yuan or either of its shareholders breaches its respective contractual obligations, Noah Education, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in Noah Zhi Yuan without the prior written consent of Noah Education.

Option Agreement. Under the option agreement between the shareholders of Noah Zhi Yuan and Noah Education, the shareholders of Noah Zhi Yuan irrevocably granted Noah Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Noah Zhi Yuan within ten years upon the effectiveness of the option agreement. The price for such option is RMB 10,000. The exercise price for purchasing all of the share capital of Noah Zhi Yuan is RMB 1 million.

Loan Agreement. Pursuant to the loan agreement between Noah Education and the shareholders of Noah Zhi Yuan, Noah Education agreed to grant a loan of RMB 1 million at zero interest to the shareholders for their investment in the share capital of Noah Zhi Yuan. The shareholders agreed to repay the loan upon the receipt of the repayment notification of Noah Education at any time. The loan can be repaid only with the proceeds from sale of the shareholder’s equity interest in Noah Zhi Yuan to Noah Education.

Power of Attorney. Mr. Dong Xu and Mr. Benguo Tang, the controlling shareholders of Noah Zhi Yuan, have each executed a power of attorney to any person designated by Noah Education to authorize such person to vote as his attorney-in-fact on all of the matters of Noah Zhi Yuan requiring shareholder approval. The term of each of these powers of attorney is ten years from the date thereof.

Agreements that Transfer Economic Benefits to Us

Software Development and Maintenance Agreement. Pursuant to the software development and maintenance agreement between Noah Education and Noah Zhi Yuan, Noah Education has the exclusive and irrevocable right to develop software related to the website owned and operated by Noah Zhi Yuan (www.noahedu.com), and to provide subsequent software maintenance and management services to Noah Zhi Yuan. The software developed by Noah Education thereunder remains the property of Noah Education, but is exclusively licensed to Noah Zhi Yuan. Noah Zhi Yuan agrees to pay annual service fees of 40% of its total annual revenue to Noah Education. The term of this agreement is ten years from the date thereof.

Exclusive Technology Supporting and Consulting Service Agreement. Pursuant to the exclusive technology supporting and consulting service agreement between Noah Education and Noah Zhi Yuan, Noah Education has the exclusive and irrevocable right to provide to Noah Zhi Yuan technology supporting and consulting services related to the business operations of Noah Zhi Yuan. Any and all intellectual property created by Noah Education in connection with services provided to Noah Zhi Yuan under the agreement remains the properties of Noah Education. Noah Zhi Yuan agrees to pay annual service fees of 40% of its total annual revenue to Noah Education. The term of this agreement is ten years from the date thereof.

Content Providing Agreement. Pursuant to the content providing agreement between Noah Education and Noah Zhi Yuan, Noah Education has the exclusive and irrevocable right to provide to Noah Zhi Yuan the content needed for the website owned and operated by Noah Zhi Yuan (www.noahedu.com). Any and all intellectual properties created by Noah Education in connection with services provided to Noah Zhi Yuan under the agreement remains the property of Noah Education. Noah Zhi Yuan agrees to pay annual service fees of 10% of its total annual revenue to Noah Education. The term of this agreement is ten years from the date thereof.

D. Property, Plant and Equipment

Our headquarters are located in Shenzhen, China, where we own approximately 1,500 square meters of office space. As of June 30, 2008, our offices in five cities in China, namely Shanghai, Beijing, Chengdu, Guangzhou and Harbin, occupied an aggregate of approximately 3,000 square meters of leased space.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We have grown rapidly since we began focusing on educational content development in 2004. Our net revenue grew from RMB 393.0 million in the fiscal year ended June 30, 2006 to RMB 651.9 million (US$ 95.0 million) in fiscal 2008, and our net income was RMB 26.6 million, RMB 66.4 million and RMB 144.2 million (US$ 21.0 million) in the fiscal years ended June 30, 2006, 2007 and 2008, respectively. In the same periods, our net income attributable to ordinary shareholders was RMB 25.1 million, RMB 46.1 million and RMB 143.8 million (US$ 21.0 million), respectively.

According to CCID Consulting, in 2006 and the first half of 2007, we were ranked No. 1 by revenue and by the combined number of DLDs and E-dictionaries sold, and No. 2 in 2006 and No.1 in the first half of 2007 by revenue and by the number of DLDs sold, among interactive education content providers that deliver content through DLDs and E-dictionaries in China. According to CCID Consulting, we kept our leading market position as of September 30, 2008.

Our business is driven by demand from our target users, school children between the ages of 5 and 19, who numbered approximately 265 million in China in 2006, according to the China Statistical Yearbook (2007). Our revenue and profitability are affected by changes in our product mix to meet this demand. We must continually develop and market innovative delivery platforms and offer a broad portfolio of quality content to differentiate our products from our competition. Branding is critical to boosting sales and we need to invest substantial efforts in sales and marketing.

Factors Affecting Our Results of Operations

Market Demand

In 1986, the PRC government began requiring each child to have at least nine years of compulsory formal education. Chinese culture’s emphasis on education and the PRC government’s one-child policy have generally resulted in Chinese families investing a substantial amount of their financial resources in their only child’s education. With increases in Chinese household disposable income, consumer products such as DLDs have become more affordable. First introduced in 2003, DLDs have become the main platform for interactive learning in the Chinese market. DLD sales in China grew at a compound annual growth rate, or CAGR, of 41.7% from 2004 to 2006, according to CCID Consulting, which projects sales in the DLD market in China to grow at a CAGR of 20.9% from 2006 to 2009. We believe the fast adoption of, and growing demand for, DLDs is due to the manner in which DLDs present traditional content in an engaging multimedia format and at a pace and order selected by each individual student, thereby creating a more tailored and more enjoyable teaching and learning experience.

Product Mix and Content Offering

We commenced business in 1999 focusing on the design, production and distribution of translation devices. We were incorporated in April 2004. Since then, we have developed over 16 models of E-dictionaries and have sold over 2.3 million units of E-dictionaries. In July 2004, we substantially completed our reorganization and began focusing on developing and delivering interactive education content. We sold our first DLD in August 2004 and have since developed over 20 different DLD models, and sold over 1.4 million DLD units as of June 30, 2008. Since fiscal 2005, we have derived most of our revenue from the sale of DLDs and E-dictionaries. As we continue our focus on developing multimedia education content and diversifying our delivery platforms, we expect sales from E-dictionaries to constitute a decreasing percentage of our revenue.

In addition, as electronic products generally have relatively short life cycles during which the average selling prices may decrease over time, we must continually develop and introduce new products with enhanced features to meet market demand and alleviate the pricing pressure on products that are entering the mature phase of their life cycles. For example, we introduced our color series of DLDs in May 2006 to meet market demand for greater interactive and more sophisticated multimedia features, as the average selling prices of our black-and-white DLDs were falling because of rising consumers’ expectations. In January 2008, we launched a new generation of DLDs with graphic calculator to enhance the effectiveness of our products in assisting the learning of mathematics. We also developed DLDs targeting younger children between age of 5 and 9 when demand for DLDs used in this age group increases.

Demand for and the price at which our products can retail also depend significantly on the variety, breadth and quality of our content offerings. As of June 30, 2008, we had developed a collection of more than 35,000 courseware titles, each of which corresponds to a chapter of a printed textbook or a topic covered by a textbook. We believe that the ability to provide our target consumers access to a vast library of content is key to generating more sales and at a higher price compared to the products of our competitors.

Branding

Branding and corporate reputation have become critical to the success of our products in a highly competitive consumer market. For example, our growth is impacted by substantial investment in sales and marketing efforts. We spend a substantial amount on advertising our brand and products, which amounted to RMB 135.2 million in fiscal 2006, RMB 101.2 million in fiscal 2007 and RMB 103.4 million (US$ 15.1 million) in fiscal 2008, respectively, as we embarked on an aggressive promotional campaign that included airing commercials on China’s prime-time television. We expect our revenue to continue to be driven significantly by our spending on advertising, and accordingly expect to incur substantial amount of sales and marketing expenses as we grow our business and develop, maintain and enhance our brand image and recognition.

Seasonality

Sales for our DLDs are typically higher around the first and third calendar quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter.

Economic Environment

As a result of the recent national and global economic downturn, overall consumer spending may decline. While we expect the sales of DLDs to continue to grow, we are cautious about our sales in the near term.

Our Results of Operations

Net Revenue, Cost of Revenue and Gross Profit

The following table sets forth our net revenue, cost of revenue and gross profit for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2006	2006 to 2007 Percentage Change	2007	2007 to 2008 Percentage change	2008
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Net revenue	393,039	41.3	555,225	17.4	651,935	95,047
Cost of revenue	174,584	52.7	266,566	19.6	318,788	46,477

Gross profit	218,455	32.1	288,659	15.4	333,147	48,570

The following table sets forth our net revenue, cost of revenue and gross profit, as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2006	2007	2008
	(%)	(%)	(%)
Net revenue	100.0	100.0	100.0
Cost of revenue	44.4	48.0	48.9

Gross profit	55.6	52.0	51.1

The table below sets forth the revenue from the product groups in the periods indicated.

	Year Ended June 30,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Electronic learning devices	393,039	548,164	644,957	94,029
Prepaid premium cards	—	5,544	1,252	183
Software	—	1,517	3,864	564
School	—	—	1,862	271

Total Revenue	393,039	555,225	651,935	95,047

The table below sets forth our net revenue from the sale of DLDs and E-dictionaries in the periods indicated.

	Year Ended June 30,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
DLDs	226,240	414,733	515,314	75,128
E-dictionaries	166,839	133,435	129,643	18,901

The table below sets forth the number of units of DLDs and E-dictionaries we sold in the periods indicated.

	Year Ended June 30,
	2006	2007	2008
DLDs	340,343	557,093	589,016
E-dictionaries	904,747	775,659	630,241

Net Revenue. Our net revenue represents the invoiced value of our products sold, net of value added taxes, or VAT, sales returns and sales discounts. We are subject to VAT, which is levied on most of our products at a rate of 17% on the invoiced value of our products. Set forth below are the sales discounts and sales returns, in absolute amount and as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2006		2007		2008
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in thousands, except for percentages)
Sales discounts	34,152	8.7	72,326	13.0	39,384	6.0
Sales returns	2,139	0.5	5,612	1.0	1,450	0.2
Net revenue	393,039	100.0	555,225	100.0	651,935	100.0

Net revenue increased 17.4% in fiscal 2008 from fiscal 2007. The increase was primarily attributable to an increase in sales of DLDs, offset by a decrease in E-dictionary sales. We sold approximately 589,016 DLDs in fiscal 2008, an increase of 5.7% from 557,093 DLDs sold in fiscal 2007. The average selling price of DLDs increased 10.1% as we introduced a number of models with more innovative features and offered better content offering. We sold approximately 630,241 E-dictionaries in fiscal 2008 compared to 775,659 E-dictionaries in fiscal 2007.

Net revenue increased 41.3% in fiscal 2007 from fiscal 2006. The increase was primarily attributable to a substantial increase in sales of DLDs, offset by a decrease in E-dictionary sales. We sold 557,093 DLDs in fiscal 2007, an increase of 63.7% from 340,343 DLDs sold in fiscal 2006. The average selling price of DLDs increased 12.0% as we introduced a number of models with more innovative features and offered better content offering. The increase in average selling price was moderated by an increase in sales discounts we gave to distributors to stimulate sales, from 8.7% of net revenue in fiscal 2006 to 13.0% in fiscal 2007. We sold 775,659 E-dictionaries in fiscal 2007 compared to 904,747 E-dictionaries in fiscal 2006. As a result of a decrease in market demand, we lowered our selling prices of E-dictionaries and the average selling price of E-dictionaries decreased by 6.7%.

The increase in DLD sales in the periods discussed above was primarily driven by a continuing increase in market demand for interactive learning materials and our ability to increase our market share, partially as a result of our strong marketing efforts, rich content offering and innovative interactive product features. The decrease in E-dictionary sales in the periods discussed above was primarily the result of a decrease in market demand for E-dictionaries, partly because of product substitution as many DLDs also contain dictionary content. As we shift our focus to developing multimedia education content and diversifying our delivery platforms to capture market opportunities and grow our market share, we anticipate E-dictionary sales to constitute a decreasing percentage of our revenue.

Cost of Revenue. Cost of revenue consists primarily of material costs, sub-contracting fees for outsourcing the production of our DLDs and E-dictionaries, in-house production costs, share-based compensation, depreciation and maintenance costs for servers and related equipment, and other expenses that are directly attributable to rendering of our operations. The 19.6% increase in cost of revenue in the fiscal year ended June 30, 2008 compared to the same period in 2007 was primarily attributable to increased material costs, sub-contracting fees and in-house production costs resulting from the increased sales of DLDs, written-down charge on obsolete inventory as well as the increased cost of copyright licensing fee. The 52.7% increase in cost of revenue in the fiscal year ended June 30, 2007 from 2006 was primarily attributable to the same reasons.

Operating Expenses

The following table sets forth our operating expenses for the periods indicated and the amount and percentage change between periods.

	Year Ended June 30,
	2006	2006 to 2007 Percentage Change	2007	2007 to 2008 Percentage change	2008
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Research and development expenses	20,345	113.8	43,487	21.1	52,667	7,678
Sales and marketing expenses	179,869	(4.1)	172,540	14.4	197,430	28,784
General and administrative expenses	16,508	49.5	24,676	79.4	44,260	6,453
Other operating expenses	311	6,615.2	20,910	(85.0)	3,132	457
Total operating expenses	217,034	20.5	261,612	13.7	297,489	43,371

Research and Development Expenses. Research and development expenses primarily consist of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment, and R&D material costs. The 21.1% increase in R&D expenses in the fiscal year ended June 30, 2008 compared to the same period in 2007 was primarily attributable to an increase in remuneration resulting from an increase in R&D staff, higher third party software, and content development costs, and the recognition of RMB 4.2 million of share-based compensation for options granted during fiscal 2008.

The 113.8% increase in R&D expenses in fiscal 2007 compared to fiscal 2006 was primarily attributable to an increase in remuneration resulting from an increase in R&D staff and the recognition of RMB 9.4 million of share-based compensation in the fiscal year ended June 30, 2007 for options granted during fiscal 2007.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising costs, remuneration for staff involved in selling and marketing efforts, depreciation, share-based compensation and travel and entertainment expenses. The 14.4% increase in sales and marketing expenses in the fiscal year ended June 30, 2008 compared to the same period in 2007 was primarily attributable to an increase in our advertising spending, higher staff cost and the recognition of a share-based compensation of RMB 14.8 million. As a percentage of net revenue, sales and marketing expenses decreased slightly to 30.3% in the fiscal year ended June 30, 2008 from 31.1% in the same period in 2007, reflecting the success of our sales and marketing efforts.

Sales and marketing expenses decreased by 4.1% in fiscal 2007 from 2006, as a result of a slight decrease in advertising spending, partially offset by an increase in staff remuneration that included share-based compensation of RMB 4.4 million. As a percentage of net revenue, the sales and marketing expenses decreases to 31.1% in fiscal 2007 from 45.8% in fiscal 2006, primarily because of the increase in revenue that had resulted from our marketing efforts.

General and Administrative Expenses. General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses, depreciation and bad debt expenses. General and administrative expenses increased by 79.4% in the fiscal year ended June 30, 2008 from the same period in 2007. The increase was primarily attributable to an increase in remuneration of RMB 6.9 million, bad debt expenses of RMB 11.2 million, and the recognition of a share-based compensation of RMB 1.1 million.

General and administrative expenses increased by 49.5% in fiscal 2007 from 2006. The increase was primarily attributable to auditing and consultancy fees totaling RMB 10.0 million that we incurred in preparing and auditing U.S. GAAP financial statements for our initial public offering in October 2007.

Other Operating Expenses. Other operating expenses in the fiscal year ended June 30, 2008 consist primarily of a RMB 3.0 million donation to the Sichuan earthquake relief effort.

Other operating expenses in fiscal 2007 from 2006 primarily consist of expenses associated with our aborted initial public offering on the Alternative Investment Market of the London Stock Exchange.

Other Income Statement Items and Net Income

The following table sets forth other income statement items and net income for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2006	2006 to 2007 Percentage Change	2007	2007 to 2008 Percentage change	2008
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Net revenue	393,039	41.3	555,225	17.4	651,935	95,047

Gross profit	218,445	32.1	288,659	15.4	333,147	48,570
Total operating expenses	217,034	20.5	261,612	13.7	297,489	43,371

Other operating income	24,725	61.9	40,023	10.2	44,101	6,430

Operating income	26,147	156.5	67,070	18.9	79,759	11,628
Derivative gain (loss)	2,667	(102.1)	(55)	3,296.4	(1,868)	(272)
Interest income	952	142.3	2,306	491.6	13,644	1,989
Investment income	—	—	—	*	11,057	1,612
Interest expense	162	*	—	*	—	—
Other non-operating income	—	*	—	*	42,708	6,226

Income (loss) before income taxes	29,604	134.2	69,321	109.6	145,300	21,184
Provision for income taxes	(2,969)	(2.6)	(2,892)	(61.9)	(1,101)	(161)

Net income	26,635	149.4	66,428	117.1	144,199	21,023

*	Not meaningful

The following table sets forth other income statement items and net income as a percentage of net revenue for the periods indicated.

	Year Ended June 30,
	2006	2007	2008
	(%)	(%)	(%)
Net revenue	100.0	100.0	100.0

Gross profit	55.6	52.0	51.1
Total operating expenses	55.2	47.1	45.6

Other operating income	6.3	7.2	6.7

Operating income	6.7	12.1	12.2
Derivative gain (loss)	0.7	*	(0.3)
Interest income	0.2	0.4	2.1
Investment income	—	—	1.7
Other non-operating income	—	—	6.6
Interest expense	*	—	—

Income before income taxes	7.5	12.5	22.3
Provision for income taxes	0.8	0.5	0.2

Net income	6.8	12.0	22.1

*	Less than 0.1%

Other Operating Income. Other operating income primarily consists of government subsidies in the form of value added tax refunds for encouraging development in the software industry. We record these subsidies as other operating income when all conditions to qualify for the receipt of the subsidies are met. Other operating income also includes sales of miscellaneous accessories. Other operating income increased 10.2% in fiscal 2008 from 2007 and 61.9% in fiscal 2007 from 2006 primarily because of the increase in value added tax refunds resulting from increased sales of DLDs.

Derivative Loss. Derivative loss primarily consists of change in the fair market value of the warrants we issued.

Interest Income. Interest income represents interest income from our bank deposits. The increase in interest income was primarily due to the increased cash and cash equivalents in fiscal 2008.

Investment Income. Investment income primarily consists of returns from investing with bank financial products.

Interest Expense. Interest expense represents interest on short-term borrowings.

Other Non-Operating Income. Other non-operating income consists of foreign exchange gains due to the depreciation of the US dollar and rebates and subsidies received from The Bank of New York Mellon in connection with its appointment as depositary of the ADSs.

Provision for Income Taxes. We are incorporated in the Cayman Islands. Under current law, we are not subject to income or capital gains tax in the Cayman Islands. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our British Virgin Islands subsidiary, Bright Sound Limited, is not subject to income or capital gains tax under current law. In addition, dividend payments by Bright Sound are not subject to withholding tax in the British Virgin Islands.

Our subsidiaries and our variable interest entity in China are subject to income tax at the current rate of 25%. However, some of our subsidiaries and our variable interest entity enjoy lower enterprise income tax rates because of preferential tax treatments. For example, Innovative Noah Electronics (Shenzhen) Co., Ltd. and New Noah Technology (Shenzhen) Co., Ltd. enjoy a preferential tax rate of 18%. In addition, some of our subsidiaries also are entitled to a two-year full tax exemption followed by a three-year 50% tax concession, beginning from each of their first profitable year.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law, which became effective on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Existing companies are required to transition to the new enterprise income tax rate over the next five years. On December 26, 2007, the State Council promulgated the Notice on Implementation of Preferential Policies on Transition of Enterprises Income Tax, which provides that as from January 1, 2008, the enterprises that were taxed at 15% previously shall be taxed at 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, and the enterprises that were granted certain tax concessions shall continue to enjoy the tax concessions until the expiry day in accordance with the tax preferences under the old income tax law, regulations and other relevant provisions. Furthermore, the new PRC enterprise income tax law also provides that a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, will be subject to PRC income tax. According to the new tax law, the term “de facto management bodies” therein shall refer to those bodies that exercise substantial and overall management and control over the production, operation, personnel, accounting and properties of enterprises. However, the new tax law does not clearly provide which conducts shall be regarded as substantial and overall management and control. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, the new tax law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on PRC enterprises an obligation to withhold tax on dividend distributions to foreign investors. Unless the relevant tax treaties entered into by China otherwise provide, under the new tax law, 10% withholding tax shall be applied to the dividends distributed to foreign investors by PRC enterprises, provided that such foreign investors have not been regarded as resident enterprises by the PRC taxation authorities. According to the relevant treaties between China and Hong Kong, 5% withholding tax shall be applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises.

Our effective tax rate for fiscal 2006, 2007 and 2008 was 10.0%, 4.2% and 0.8%, respectively.

Our subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 17.5% of their assessable profits. According to the Hong Kong government’s 2008/2009 budget proposal, which has been approved by the Hong Kong Legislative Council, profit tax rate will be reduced to 16.5% for the 2008/2009 fiscal year. Payment of dividends is not subject to withholding tax in Hong Kong.

Critical Accounting Policies

Our consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States, which require us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred provided that there are no significant post delivery obligations to the customers, the sale price is fixed or determinable, and collection is reasonably assured. If the arrangement is subject to customer acceptance, the revenue is deferred and not recognized until acceptance occurs.

Our DLDs comprise software-related elements and hardware. Our revenue from sales of DLDs is generally recognized under AICPA Statement of Position No. 97-2 (“SOP 97-2”), Software Revenue Recognition, because our devices comprise software-related elements and hardware. The software-related elements embedded in the hardware are essential to the DLD’s functionality. We do not provide an express right of return in our arrangements with distributors other than for quality issues within the warranty period, and we have not established a right of return with distributors based on our customary business practices. However, returns have arisen in the past on a negotiated basis when we terminated the distributorships of certain distributors. Distributorships are only terminated when, after our assessment, the distributors’ performance is considered to be unsatisfactory. The amount of negotiated returns we will accept is at our discretion. These returns were approximately 0.2% to 1% of the total gross revenue for the periods presented, and are not significant relative to total revenue. We believe these returns will continue to be immaterial in the future. Accordingly, we have not established a return provision concurrently as revenue is recognized and returns are recorded as incurred. However, if circumstances in the future change and the rate of return increases, we will reassess our return policy and estimate the provision for such costs and recognize them concurrently with revenue.

We provide certain rebates to our distributors. Rebates paid in cash to distributors, such as advertising allowances, for which we receive a separately identifiable benefit with a reasonably estimated fair value are accounted as an expense rather than a reduction of the revenue. Other rebates, including price allowances based on volume purchasing levels, are recognized as a reduction of revenue. The risk of change in estimates on rebates and price allowances is low as we generally have timely sales data and contractual sales arrangements to estimate these amounts. Future market conditions and product transitions may require us to increase the rebates or price allowances that could result in additional reductions to revenue or increased expenses at the time such programs are offered.

We have provided telephone customer support since September 2005 and free general content downloads since June 2006 to our customers. The telephone customer support services are considered post-contract customer support (“PCS”) under SOP 97-2. Since the nature of our PCS is unspecific and infrequent, and our PCS is not sold on a stand-alone basis, vendor-specific objective evidence of fair values does not exist to allow the total revenue from the sales of devices to be allocated between the device component and the PCS. We recognize revenue from the sales of DLDs when the DLDs are delivered. The telephone customer support is set up primarily for marketing purposes and is substantially provided within a year following the purchase of the device. Our telephone customer support team, staffed with eight personnel, usually receives calls relating to general inquiries of our products and services from our customers as well as individuals who have not yet purchased our products. These calls include inquiries regarding the general content of our website, and general content download related matters, or other inquiries such as the locations to purchase our products. Only a small percentage of the calls relate to technical problems or inquiries that are referred to technical staff for support. With regard to the free general content downloads provided to customers, we consider that the delivery criteria under SOP 97-2 have been met when the customer has been provided with access codes that allow the customer to take immediate possession of the software. Accordingly, the delivery of content occurs upon the physical delivery of the device as customers are then able to begin downloading the content. We do not have further obligations to update or modify the content. The cost related to the PCS arrangement is expensed as incurred because historically, the costs involved for such services were not significant. It is expected that the cost of telephone customer support and maintaining the website for free general content downloads will continue to be minimal. Should the costs of PCS increase in the future, we will need to consider the implication on our revenue recognition and the need to establish vendor-specific objective evidence of fair values for these services.

In addition, we provide warranties generally for one year to our customers, covering bug fixes of the software-related elements built in our DLDs. Whether a warranty is considered an implied PCS element under SOP 97-2 depends on the specific facts and circumstances. A warranty that provides protection for the customer from defective software should be accounted for in conformity with FASB Statement No. 5, Accounting for Contingencies (“FASB No. 5”). As the warranty we provide to customers only covers repairs on defective products, and excludes other maintenance services, we do not consider this an implied PCS element. Warranty costs are expensed as incurred because historically, the costs involved are not significant. Should the warranty costs increase in the future, we will accrue for warranty expenses in accordance with FASB No. 5.

In March 2006, we entered into a contract with a mobile phone maker to sell a modified version of our software, related content, and other services including (1) technical support and right to receive unspecified enhancements of the software on a when and if available basis for a one-year period (collectively “PCS”), (2) bug fixes for a three-month period from the date the mobile phones are released, and (3) mobile phone users access to our website to download our content for a two-year period after delivery and acceptance of the software. As we do not have vendor-specific objective evidence to allocate a portion of the fee to the undelivered service element and PCS, the appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. We believe the revenue recognition model applicable to the final deliverable included in the arrangement is the model that should be followed when recognizing revenue for the combined unit of accounting. Accordingly, we recognize the total contract amount ratably over the service period in which we have committed to provide access to its website, that is, to commence revenue recognition only after the software and related content are delivered and accepted, and after the content has been made available to the mobile phone users to download in February 2007. We account for the warranty and bug fixes in accordance with FASB No. 5, but no provision was made as the cost of fulfilling such obligation is insignificant.

Since November 2006, we also have been selling prepaid cards to distributors. These prepaid premium cards represent prepaid service fees and the customers who purchase these cards are entitled to premium content available on our website and generally have a 12 month expiration period. We record these prepaid service fees as deferred revenue upon receiving the upfront cash payment. Revenue is recognized upon actual use of the card by the customers or upon the expiration of the card. Approximately RMB 5.5 million and RMB 1.3 million (US$ 0.2 million) of revenue from prepaid cards was recognized in fiscal 2007 and 2008.

Since July 2007, we have provided after-class tuition programs to primary and secondary school students. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognized as revenue ratably over the course of the tuition programs.

We record revenue net of value-added tax collected from customers at 17% or business tax of 5%, net of sales discounts and sales returns.

Inventory Obsolescence

We review our inventory for potential impairment on a quarterly or more frequent basis as our management deems necessary. The inventory impairment recorded for June 30, 2006 and 2007 fiscal year ends were determined based on the actual obsolescence of inventory. The impairment write-downs of inventory as of June 30, 2008 were based on the best information available at the time of the preparation of the June 30, 2008 consolidated financial statements. We estimated the potential impairment of inventory based on our review of, among other things, the levels of inventory versus customer requirements and obsolescence, the product life cycle status, and the aging analysis of the inventory. The review and evaluation also involves the consideration of the potential sale of impaired inventory at lower than market prices. At each balance sheet date, we identify inventories that are worth less than cost and write them down to lower of cost or market and the difference is charged to our cost of revenues for that period. Though management considers such write-down of inventories to be adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions or unforeseen technological changes negatively impacting the utility or popularity of our devices may require us to record additional write-downs which will negatively affect gross margins in the period when the write-downs are recorded.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. The allowance of doubtful accounts as of June 30, 2006 and 2007 was determined based on the actual subsequent collection. The allowance of doubtful accounts as of June 30, 2008 was based on the best information available at the time of the preparation of the June 30, 2008 consolidated financial statements. We estimated the allowance of doubtful accounts based on historical write-off experience, customer specific facts and economic conditions. If there are any changes to these assumptions, such as a change in the settlement trend of our customers due to unexpected economic or competitive conditions, or if future actual default rates on trade receivables in general differ from those currently anticipated, we may have to adjust our allowance for doubtful accounts, which will affect earnings in the period the adjustments are made. Bad debt expense is included in general and administrative expenses. We review outstanding account balances individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2006, 2007 and 2008 the allowance for doubtful debts were RMB 1.2 million, RMB 2.0 million and RMB 13.2 million (US$ 1.9 million), respectively.

Share-Based Compensation

Under SFAS No. 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. For options granted to employees, we have recorded a compensation charge for the fair value of the options at the grant date. We then amortize share-based compensation expense over the vesting periods of the related options.

We adopted our 2006 equity compensation plan and issued 736,721 ordinary shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our vice president, sales. Pursuant to this plan, Master Topful have granted options to 104 of our employees to purchase shares in Master Topful that entitled them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 ordinary shares after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$ 2.9439 per share (or US$ 1.4720 per share after giving effect to the 1 to 2 share split). These options are subject to vesting periods. In June 2007, we terminated our 2006 equity compensation plan and cancelled the 736,721 shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) issued to Master Topful. The options granted by Master Topful under our 2006 plan were canceled and, other than those options that were forfeited or terminated, replaced by options we issued directly under our 2007 share incentive plan. In June 2007, we issued options to purchase 735,721 ordinary shares (or 1,471,442 ordinary shares after giving effect to the 1 to 2 share split) at a weighted average exercise price of US$ 3.2160 per share (or US$ 1.6080 per share after giving effect to the 1 to 2 share split). We have accounted for the replacement of options issued under our 2006 plan with options issued under our 2007 plan as a modification pursuant to SFAS 123(R). As the options granted pursuant to the 2006 plan are expected to vest under the original vesting condition at the date of the modification, we will continue to recognize the compensation cost over the remaining original vesting period of 1.5 years. As a result of the modification, an additional compensation cost of RMB 0.8 million (US$ 0.1 million) has been recognized.

In the year ended June 30, 2008, we recorded share-based compensation expenses of RMB 20.3 million (US$ 3.0 million). In the year ended June 30, 2007, we recorded share-based compensation expenses of RMB 14.8 million. We did not incur any share-based compensation expenses for the fiscal year ended June 30, 2006. We have categorized these share-based compensation expenses in our cost of revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses, depending on the job functions of the persons to whom we granted the options.

The table below sets forth certain information concerning options granted to our executives and employees on the dates indicated, after giving effect to the 1 to 2 share split.

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share		Fair Value of Options at Date of Grant		Fair value of ordinary shares	Type of Valuation
October 2006 (terminated on June 30, 2007)	1,011,874	US$	1.4720	US$	3.375	4.755	Retrospective
June 2007 (as replacement options)	888,324	US$	1.4720	US$	3.375	4.755	Retrospective
June 2007 (as replacement options)	76,438	US$	—	US$	4.74	5.885	Contemporaneous
June 2007	339,536	US$	1.4720	US$	4.535	5.885	Contemporaneous
June 2007	38,732	US$	1.4720	US$	4.375	5.885	Contemporaneous
June 2007	126,412	US$	3.8719	US$	2.995	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	5.885	Contemporaneous
July 2007	2,000	US$	6.1420	US$	1.99	5.885	Contemporaneous
January 2008	667,177	US$	5.56	US$	2.11	5.56	Contemporaneous

We have assessed the fair value of our options using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the options’ expected lives, estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures based on past employee retention rates and our expectation of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share option compensation charges may change based on changes to our actual forfeitures.

Prior to the successful completion of our initial public offering, in applying the Black-Scholes option pricing model, for the October 2006 grant, we have attributed to the ordinary shares underlying the options a fair value of US$ 9.51 per share (or US$ 4.755 per share after giving effect to the 1 to 2 share split), determined based on a retrospective valuation prepared by Greater China Appraisal Limited, an unrelated appraiser, with reference to a cash equity transaction in March 2007, under which certain of our shareholders sold their ordinary shares and preference shares to Lehman Brothers Commercial Corporation Asia Limited and concurrently, warrants were granted by us to Lehman Brothers at nil consideration. We believe this equity transaction between unrelated willing parties to be a relevant factor to determine the fair value of the ordinary shares at October 2006, because (1) one type of the equity securities being exchanged in the transaction were the same securities for which the fair value determination is being made; and (2) we considered the transaction to be a relevant current transaction as there has been no significant change in our business from October 2006 to March 2007. Accordingly, the fair value of the ordinary shares determined in March 2007 was discounted back retrospectively to arrive at the fair value of the ordinary shares underlying the options granted in October 2006. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 4.74%, expected option life of 3.5 years and expected volatility of 39.96%.

For the June 2007 grants, we have attributed to the ordinary shares underlying the options a fair value of US$ 11.77 per share (or US$ 5.885 per share after giving effect to the 1 to 2 share split), determined based on a contemporaneous valuation prepared by Greater China Appraisal Limited. The valuation analysis used a combination of the discounted cash flow method and the company transaction method, each with a 50% weighting, to assess the fair value of our ordinary shares on June 30, 2007. The company transaction method makes reference to the price in an ordinary share sales transaction between three major shareholders of our company and Great Joy Group Limited, a company unrelated to us before the transaction, which took place on April 13, 2007. The discounted cash flow method involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used in deriving the fair values were consistent with our business plan and major milestones that we achieved. Other major assumptions we used in determining the fair value of our ordinary share as of June 30, 2007 include cost of equity of 18.95% and discount of lack of marketability (“DLOM”) of 10%. DLOM takes into consideration the plan and status of our initial public offering. Since our company is considered a closely held corporation, the valuation of our ordinary shares was based on a non-marketable minority interest basis. We also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 4.89%, expected option life of 2.5 to 3.5 years and expected volatility of 39.96%.

For the purpose of determining the estimated fair value of our share options, we believe expected volatility, expected option life and estimated share price of our ordinary shares are the most sensitive assumptions since we are a privately held company at the date we granted our options. Changes in these assumptions could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model, and change the stock-based compensation expense materially in the future from that recorded in current period. Expected volatility is estimated based upon the average stock price volatility, of listed comparable companies, over a period commensurate with the expected term of the options. We believe the average share price volatility of the selected comparable companies is a reasonable benchmark in estimating the expected volatility of our ordinary shares. Expected option life is typically estimated by reference to historical share option exercise experience. However, as we do not have sufficient historical data to project the expected life of these options, we estimated the expected option life using the simplified method based on the vesting period and contractual term of the options. As we accumulate a historical pattern of the exercises of share options, our estimation of the expected option life of our future grants will change.

No options vested under the 2007 share incentive plan during the year ended June 30, 2007.

As of June 30, 2008, vested options were 1,271,850 and a total of 8,640 options were exercised, and RMB 0.08 million (US$ 0.01 million) were received from the issuance of ordinary shares upon the exercise of stock options.

Pursuant to the 2007 share incentive plan, during the fiscal year ended June 30, 2008, we granted 669,177 options to our employees. The exercise price was US$ 5.56 which was equal to the grant date market closing price of our ordinary shares. 30% of these options will vest between the date of grant to December 31, 2008, and another 30% will vest between January 1, 2009 and December 31, 2009. The remaining 40% will vest between January 1, 2010 and December 31, 2010. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 2.39%, expected option life of 3.98 years and expected volatility of 46.31%.

Controls and Procedures

In the fiscal year ended June 30, 2008, we have identified a number of control deficiencies in our internal control over financial reporting. These control deficiencies include (1) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, (2) a lack of formal accounting policies and procedures to ensure that U.S. GAAP is appropriately or consistently applied, (3) a failure to document certain business decisions or corporate approvals of significant corporate actions on a timely basis, and (4) a lack of formal procedures to document, assess, control and monitor risks. We may identify additional deficiencies as a result of assessment process we will undertake in compliance with Section 404.

To address these control deficiencies, we have: (1) hired management personnel with experience in implementing internal control processes and procedures, and hired more staff in our internal control department, (2) implemented procedures to ensure timely analyses and decisions on the appropriate accounting treatment for new business transactions in accordance with the U.S. GAAP, (3) established a board secretary and a legal department to document the business decisions or corporate approvals on a timely basis, and (4) engaged an internal control consultant who has, among other things, assisted us in completing a risk assessment in October 2008.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

We have historically financed our liquidity requirements from a variety of sources, including short-term bank loans and issuances of ordinary shares and preference shares. As of June 30, 2008, we had cash and cash equivalents of RMB 260.2 million (US$ 37.9 million), compared to RMB 77.4 million as of June 30, 2007. The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended June 30,
	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in) provided by operating activities	(9,768)	41,528	(29,370)	(4,282)
Net cash (used in) provided by investing activities	(3,691)	52,352	(756,863)	(110,344)
Net cash (used in) provided by financing activities	(30,000)	(76,000)	970,787	141,533
Effect of exchange rate changes on cash and cash equivalents	(2,556)	(471)	(1,698)	(248)
Net increase (decrease) in cash and cash equivalents	(43,459)	17,880	184,554	26,907
Cash and cash equivalents at beginning of period	105,972	59,958	77,367	11,279
Cash and cash equivalents at end of period	59,958	77,367	260,223	37,938

Operating Activities

Net cash used in operations was RMB 29.4 million (US$ 4.28 million) in the fiscal 2008 compared to net cash provided by operations of RMB 41.5 million in fiscal 2007, this was primarily because of an increase in account receivable, prepaid expenses and other current assets, and a decrease in account payables and advances from customers. Our net revenue increased by RMB 96.7 million to RMB 651.9 million (US$ 95.0 million) from RMB 555.2 million in fiscal 2007. Net account receivable increased to RMB 77.7 million (US$ 11.3 million) in fiscal year 2008. Meanwhile, our operating income increased to RMB 79.8 million (US$ 11.6 million) in fiscal 2008 from RMB 67.1 million in fiscal 2007 due to the increase of net revenue in fiscal 2008.

Net cash provided by operating activities amounted to RMB 41.5 million in fiscal 2007 as compared to RMB 9.8 million net cash used in operating activities in fiscal 2006 was because of an increase in operating income from RMB 26.1 million to RMB 67.1 million. Our growing business generated substantial net cash inflow as we increased net revenue by 41.3% from RMB 393.0 million in fiscal 2006 to RMB 555.2 million in 2007, but cost of revenue and operating expenses, after deducting non-cash items and items that did not affect operations, increased only by 31.2% from RMB 382.5 million to RMB 501.8 million, partly because of share-based compensation expenses of RMB 14.8 million incurred in fiscal 2007 that did not affect operating cash flows. Although our accounts receivable (including related party receivables) increased to RMB 42.4 million and inventories increased to RMB 33.8 million, we deferred to the next fiscal period the payment of some of our operating expenses, which resulted in an increase of our accounts payable and other payables and accrued expenses to RMB 27.3 million. In addition, our growing business also generated RMB 37.2 million in VAT refunds in 2007 which we recognize as other operating income.

Investing Activities

Net cash used in investing activities was RMB 756.9 million (US$ 110.3 million) in fiscal 2008 compared to net cash provided in investing activities of RMB 52.4 million in fiscal 2007. The net cash used in investing activities was primarily attributable to held-to-maturity investments of RMB 747.0 million (US$ 108.9 million) and the acquisition of property, plant and equipment and intangible assets of RMB 9.0 million (US$ 1.3 million). Held-to-maturity investments primarily consist of investments on bank notes with guarantee principals and returns.

Net cash provided by investing activities was RMB 52.4 million in fiscal 2007 compared to net cash used in investing activities of RMB 3.7 million in fiscal 2006. The net cash provided by investing activities in fiscal 2007 was primarily attributable to a RMB 24.6 million repayment we received from a former subsidiary in fiscal 2007 and the release in November 2006 of a US$ 5 million fixed deposit from a pledge made in November 2004 to secure a short-term bank loan, partially offset by an increase in the amount used to acquire property, plant and equipment.

Financing Activities

In the fiscal year ended June 30, 2008, net cash provided by financing activities amounted to RMB 970.8 million (US$ 141.5 million), which was primarily attributed to the RMB 976.5 million (US$ 142.4 million) proceeds from issuance of ordinary shares, partially offset by the cash paid for the repurchases of our shares of RMB 5.8 million (US$ 0.9 million).

Net cash used in financing activities in fiscal 2007 was RMB 76.0 million, representing dividends declared to holders of our ordinary shares and preference shares. Net cash used in financing activities in fiscal 2006 was RMB 30 million, reflecting our repayment of a RMB 30 million short-term bank loan in 2006.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development, Patents and Licenses, Etc.

Our research and development efforts are led by our senior management, six of whom hold engineering or related degrees. Our research and development team, located in our Shenzhen and Beijing research centers, consisted of approximately 187 engineers as of June 30, 2008. As of June 30, 2008, we hold 15 domestic patents and have 13 domestic and one international pending patent applications relating to the core aspects of our NP-iTECH and other technologies.

Our NP-iTECH platform enables us to present multimedia-intensive content and enhances our content development capability. Our multimedia content is played on our NEPlayer, a media player built on the NP-iTECH platform that supports and integrates mainstream multimedia formats such as MIDI, WAVE, MP3, Flash and MPEG4. Our NP-iTECH software was designed with the objective of supporting multimedia education content development and display. After receiving basic training in our user-friendly NP-iTECH programming language, our content developers can program and assemble into complete courseware titles complex multimedia elements and interactive learning modules such as a test grading mechanism. We believe this allows us to develop complex multimedia content at a faster speed than our competitors.

Built as an open architecture, our NP-iTECH platform is highly scalable. In addition to the operating system embedded in our DLDs, it is compatible with the LINUX and WinCE operating systems, as well as various applications built for the LINUX or the WinCE environment. In May 2006, we brought to market what we believe to be the first color DLDs. The open architecture allowed our color DLDs to be built on an interchangeable platform with our black-and-white DLDs. It also allows easy integration with web-based and wireless-based technologies and future add-ons.

In July 2007, we introduced to the market what we believe to be the first searchable practice question database on DLDs. Our searchable practice question database is built on our proprietary and innovative vertical search technology. Our vertical search technology allows faster and more precise searches in the handheld environment through extensive indexing of the information in the database and high integration with the operating system.

In January 2008, we brought to market what we believe to be the first generation of DLDs with graphic calculator technology. Graphic calculator is a tool for students to study mathematics and can be used to solve real-world mathematics problems as well. In addition to the classic courseware titles, the graphic calculator has four more functional modules including mathematics palette, algebraic calculation, functions programming and geometric dictionary. It can draw graphs for functions, geometry and other types of mathematics problems, as well as present the effects of input variation graphically. Furthermore, it allows students to manipulate algebra equations and program certain scientific calculations. As a component of the Noah network learning device, the graphic calculator also has features such as a large touch-screen, color TFT display, handwrite-input and a user friendly interface.

Our competitive advantage in technology was key to our past success. We believe continuous advances in technology are key to the creation of new and improved content and the diversification of multiple distribution platforms, and are vital to retaining our competitive position. We intend to continue to focus a significant amount of our resources on our research and development effort. Currently, our research and development effort is focused on the following key areas:

•

NP-iTECH technology. We will continue to develop our proprietary NP-iTECH platform, improve on the operating systems of our DLDs and E-dictionaries and increase the compatibility of our NP-iTECH software with LINUX and WinCE operating systems and applications operating in the LINUX or WinCE environment.

•	Vertical Search Technology. We will continue to explore the application of vertical search technology online and in hand held devices for educational uses.

•

CAS and Mathematical Simulations. We are currently experimenting with adding computer algebra system, or CAS, and mathematical simulation functions to our DLDs and other distribution platforms. CAS is a calculation tool that allows users to manipulate equations symbolically rather than numerically. The mathematical simulation function is a graphing tool that presents the effects of input variations in graphic form. We also plan to apply these functions to create simulations of science experiments. We believe these functions will make the studies of science a more intuitive process for our users.

Our research and development expenses were RMB 20.3 million, RMB 43.5 million and RMB 52.7 million (US$ 7.7 million) for the fiscal years ended June 30, 2006, 2007 and 2008, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2007 to June 30, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2008:

	Payment Due by June 30,
			2009	2010	2011	2012	2013	Thereafter
	(In thousands)
Operating lease obligations	(RMB	)	5,590	2,436	674	136	64	—
Purchase obligations	(RMB	)	34,200	—	—	—	—	—
Other long-term liabilities reflected on the company’s balance sheet	(RMB	)	3,354	—	—	—	—	—

Total	(RMB	)	43,144	2,436	674	136	64	—

	(US$	)	6,289	355	98	20	9	—

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2008.

G. Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

H. Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

I. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 157, Fair Value Measurement. SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, of SFAS No. 157 on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159.

In June 2007, the Emerging Issues Task Force, or EITF, of FASB ratified EITF Issue 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards, or EITF 06-11. EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We are assessing the impact to EITF 06-11 on our consolidated financial position and results of operations.

In June 2007, the FASB also ratified EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities, or EITF 07-3. EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of EITF 07-3 and does not expect the adoption of EITF 07-3 to have a material effect on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141, Business Combination, or SFAS No. 141R to improve reporting, creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all, as of that date, the assets acquired and liabilities assumed and any noncontrolling interest in the acquiree at the acquisition-date, measured at their fair values, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning o the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We are currently evaluating whether the adoption of SFAS 141R will have a significant effect on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, to improve the relevance, comparability and transparency of financial information. SFAS No. 160 establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontorlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, all such transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We will adopt SFAS No. 161 on July 1, 2009.

J. Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to expand our content, attract customers and leverage our brand;

•	our ability to manage growth;

•	trends and competition in the interactive educational content industry; and

•	fluctuations in general economic and business conditions in China.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dong Xu	42	Chairman and Chief Executive Officer
Dora Li	40	Chief Financial Officer[1]
Benguo Tang	43	Director
Xiaotong Wang	46	Director and Chief Technology Officer
Xianquan Xiao	42	Director, Chief Operating Officer and Vice President, Sales
Conrad Kwong Yue Tsang	36	Independent Director
Guangnan Ni	68	Independent Director
Xiao Chen	45	Independent Director
Benzhong Wang	69	Independent Director
Shengli Zheng	65	Independent Director
Rick Chen	38	Executive Vice President
Wei Zheng	48	Vice President, Research and Development
Dingjian Liu	39	Vice President, Marketing
Ming Ouyang	32	Vice President, Content Development

1	Dora Li became our interim chief financial officer in June 2008 and has served as chief financial officer since August 2008. Our former chief financial officer, Trevor Choi, resigned on May 31, 2008.

Mr. Dong Xu is a founder of our company and serves as the chairman of our board and as our chief executive officer. Mr. Xu is also the founder and 51% owner of Noah Zhi Yuan. In April 2004, Mr. Xu helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Xu was an executive officer of Shenzhen Noah Industrial Co., Ltd., which focused on the design, production and distribution of translation devices. From 1995 to 1999, Mr. Xu served as vice president of sales of Tibet Medicine Company. From 1991 to 1995, Mr. Xu served as a manager of the Shenzhen Branch of Chengdu Enwei Group. He has a bachelor’s degree in engineering physics, and an EMBA degree from Tsinghua University, China.

Ms. Dora Li has served as chief financial officer since August 2008. She served as interim chief financial officer beginning in June 2008 and joined us as financial controller in December 2007. Previously, Ms. Li was the financial controller and the head of investor relations of China GrenTech, a Nasdaq-listed company. From 1999 through 2007, Ms. Li was a senior finance manager at Conair Corp., a Fortune 500 company, in Connecticut, U.S. Ms. Li holds a bachelor of arts degree from the Beijing Second Foreign Language Institute, and a master of business administration from Thunderbird School of Global Management in Glendale, Arizona. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

Mr. Benguo Tang is a founder of our company and serves as a member of our board of directors. Mr. Tang is also the founder and 49% owner of Noah Zhi Yuan. In April 2004, Mr. Tang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Tang was an executive officer of Shenzhen Noah Industrial Co., Ltd., which focused on the design, production and distribution of translation devices. From 1997 to 1999, Mr. Tang served as a manager of the Guangdong Office of Gansu Duyi Medical Co., Ltd. Prior to that, Mr. Tang served as a technical engineer in Dongguan Yimeida Electronic Factory in Guangdong province. Mr. Tang has a bachelor’s degree in engineering physics from Tsinghua University, China.

Mr. Xiaotong Wang is a founder of our company and serves as a member of our board of directors and as our chief technology officer. In April 2004, Mr. Wang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Wang was an executive officer of Shenzhen Noah Industrial Co., Ltd., which focused on the design, production and distribution of translation devices. From 1996 to 1998, Mr. Wang served as a vice general manager of Hubei Xiangfan Tianhui Medical Instrument Company Limited. Prior to that, Mr. Wang served as a senior engineer & manager in Yimeida Electronic Co., Ltd. and was primarily responsible for electronic products and software. Mr. Wang has a master’s degree in precision instruments from Tianjin University, China.

Mr. Xianquan Xiao has served as a member of our board of directors since November 2006 and as chief operating officer. Mr. Xiao is also currently our vice president responsible for sales. From 1999 to 2006, Mr. Xiao served as our sales manager. Mr. Xiao was a sales executive with Chengdu Enwei Pharmaceutical Company from 1995 to 1997 and was also an engineer with Chengdu Steel Pipe Factory from 1987 to 1995. Mr. Xiao has a bachelor’s degree in engineering from Wuhan Polytechnic University, China and a master’s degree from Southwest Jiao Tong University, China.

Mr. Conrad Kwong Yue Tsang has served as an independent member of our board of directors since October 2007. Mr. Tsang is currently a managing director with Baring Private Equity Asia, where he has led or participated in seventeen of the firm’s investments primarily in Greater China since joining the firm in 2000. He is currently the executive member and co-chairman of the PRC Committee of Hong Kong Venture Capital and Private Equity Association. Mr. Tsang also currently serves on the boards of Minsheng Education and Galloping Horse Media Group. From 1998 to 1999, Mr. Tsang was with the Equity Research Department of Merrill Lynch (Asia Pacific) Limited, covering the regional media and Hong Kong retail sectors. Prior to that, he was with Peregrine Fixed Income Limited. Mr. Tsang received his master’s degree in management studies from the University of Oxford, United Kingdom. He graduated from Imperial College of Science, Technology and Medicine, University of London, United Kingdom with a first class honors degree in electrical and electronic engineering.

Mr. Guangnan Ni has served as an independent member of our board of directors since July 2007. Currently he is a professor at the Institute of Computing Technology, Chinese Academy of Sciences, and the president of the Chinese Information Processing Society of China. He was the co-founder and chief technology officer of Lenovo, a leading Chinese computer company established in 1984. He led the development of Legend Chinese System and Legend Series PC, two important products of Lenovo. Both products won the first-class prize of the State Award for Scientific and Technological Achievement in 1988 and 1992, respectively. In 1994, Mr. Ni was elected a member of the Chinese Academy of Engineering. Mr. Ni graduated from Southeast University, China, in 1961.

Dr. Xiao Chen has served as an independent member of our board of directors since June 2007. Dr. Chen is currently a professor at the Department of Accounting, School of Economics and Management, Tsinghua University, China, where he has held various capacities since 1997. Dr. Chen’s research interests include accounting and capital markets, corporate governance, international taxation, taxation and business strategy, and business valuation. Dr. Chen is a board member of the China Accounting Society and the China Taxation Society, and serves as the independent director of four China-based companies. Dr. Chen received a bachelor in engineering degree in engineering from the Wuhan Institute of Chemical Engineering, China, a master in management engineering degree from the University of Science and Technology of China, and a Ph.D. in economics from Tulane University.

Mr. Benzhong Wang has served as our independent director since October 2008. Since 1982, he has been the vice president of the Middle and Elementary School Computer Education Research Center under the State Education Committee, the managing vice president of Computer Association and honorary president of the Middle and Elementary School Information Technology Special Committee under the Chinese Society of Education, and the president of the National High School Principal Committee. Mr. Wang has been, since 1986, the principal of the Experimental High School affiliated with Beijing Normal University. In 1996, Mr. Wang became a member of the Basic Education Planning Sub-Committee under the State Education Planning Committee and a member of the veteran panel for a “loan for education and poverty eradication” program of the World Bank. Mr. Wang has a bachelor’s degree in mathematics from Beijing Normal University.

Mr. Shengli Zheng has served as our independent director since October 2008. Mr. Zheng had over 15 years of experience in teaching and research at the Department of Computer Science, Peking University, China until 1984. Mr. Zheng is currently a professor at the Law School, secretary general of the Intellectual Property Law Faculty and director of the Law and Order Research Center at Peking University in China. Mr. Zheng is also the managing president of the Intellectual Property Association of China Colleges and an international arbitrator at the arbitration center of World Intellectual Property Organization. Mr. Zheng has a bachelor’s degree in Atmospheric Physics from Peking University.

Mr. Rick Chen has served as our executive vice president since September 2007 after joining us as vice president, finance, in June 2007. Prior to joining us, Mr. Chen was an account partner at IBM Global Business Services, China. From 2005 through 2006, Mr. Chen worked for Bearing Point, where he served as its head of sales, marketing and alliances for the Greater China region. Prior to that, Mr. Chen worked for Microsoft Corporation in Redmond, where he served first as the senior manager of .NET business development and then as director in charge of developing partnerships with Chinese software companies. Prior to joining Microsoft in 2000, Mr. Chen was a co-founder and CFO of Sageport Inc., a Seattle-based Internet company targeting seniors. Mr. Chen has a bachelor of science degree from the University of North Alabama and a master of science degree in finance from Boston College.

Mr. Wei Zheng has served as our vice president, research and development, since August 2004, and is one of the inventors of NP-iTECH and associated technologies. Mr. Zheng was with Global View Company Limited from 1994 to 2004, having been responsible for research and development as well as sales. Mr. Zheng served as an engineer for Shanxi Aircraft Manufacturing Company from 1983 to 1991. Mr. Zheng has a bachelor’s degree in aircraft design from Northwest Industrial University, China.

Mr. Dingjian Liu has served as our vice president, marketing, since March 2005. Mr. Liu was the head of planning for Guangdong Ping Cheng Advertising Limited, responsible for advertising strategy and brand consulting from 2002 to 2005. From 1991 to 2001, Mr. Liu worked in a subordinate organization of the Guangdong Provincial government. Mr. Liu has a bachelor’s degree in laws degree from Beijing Media University and is currently studying towards a Tsinghua University-Australian National University EMBA.

Mr. Ming Ouyang has served as our vice president, content development since January 2007. Prior to joining us in 2005, Mr. Ouyang served as a production manager of Shenzhen Howeasy Technology Co., Ltd. and was responsible for E-dictionary products from 2003 to 2005. From 2001 to 2003, he served as a marketing manager of ShenZhen Goldlinc Electronic Co., Ltd. From 1999 to 2001, Mr. Ouyang worked with Guangdong Guojia Advertisement Consulting Co., Ltd., in charge of advertising strategy. Mr. Ouyang received his bachelor’s degree in industrial design from Hunan University, China.

Employment Agreements

We have entered into a three-year employment agreement with each of our executive officers, renewable for successive one-year terms. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority, duties and responsibilities and such resignation is approved by our board of directors. Furthermore, we may, upon advance written notice, terminate an executive officer’s employment at any time without cause. Each executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause or if he or she resigns upon the approval of our board of directors. The amount of severance pay for an executive officer depends on the length of his or her employment.

The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during his or her employment with us and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B. Compensation

For the fiscal year ended June 30, 2008, we paid an aggregate of approximately RMB 3.5 million (US$ 0.5 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors.

Share Incentives

2006 Equity Compensation Plan. In October 2006, our board of directors and shareholders adopted an equity compensation plan that provides for the issuance of options to certain of our employees to purchase up to 736,721 (or 1,473,442 after giving effect to the 1 to 2 share split) of our ordinary shares. Pursuant to the equity compensation plan, we issued 736,721 ordinary shares (or 1,473,442 shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our vice president, sales. In October 2006, Master Topful Limited granted options to 104 of our employees to purchase shares in Master Topful that entitle them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$ 2.9439 per share (or US$ 1.4720 per share after giving effect to the 1 to 2 share split).

These options are subject to vesting periods. In June 2007, we terminated this equity compensation plan and repurchased the 736,721 shares (or 1,473,442 shares after giving effect to the 1 to 2 share split) issued to Master Topful, and the options granted by Master Topful were canceled and, except for options that have been terminated or forfeited, replaced by options directly issued by us under our 2007 share incentive plan.

2007 Share Incentive Plan. In June 2007, we adopted our 2007 share incentive plan, which provides for the issuance of options to purchase up to 1,073,672 shares (or 2,147,344 shares after giving effect to the 1 to 2 share split), or 10% of our ordinary shares then outstanding.

Types of Awards. The types of awards we may grant under our 2007 plan include the following:

•	options to purchase our ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to repurchase, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to repurchase.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2007 plan will be adjusted to reflect the ratio of ADSs to ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 plan. However, awards made to our independent directors, must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or repurchase restrictions.

Award Agreement. Awards granted under our 2007 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will lapse. If the successor entity assumes or replaces our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$ 100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2007 plan. Amendments to the 2007 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 plan.

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2007 share incentive plan to several of our directors and executive officers and to other individuals as a group, after giving effect to the 1 to 2 share split. The options in the following table have a term of 5 years to exercise from the date of grant.

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration of Vesting Period
Xianquan Xiao	203,832	1.4720	June 30, 2007	December 31, 2008
	339,536	1.4720	June 30, 2007	October 24, 2007
	38,000	5.56	January 18, 2008	December 31, 2010
Guangnan Ni	2,000	6.1420	July 6, 2007	June 30, 2010
Xiao Chen	2,000	6.1420	June 30, 2007	June 30, 2010
Wei Zheng	173,256	1.4720	June 30, 2007	December 31, 2008
	60,650	—	June 30, 2007	October 24, 2007
	38,000	5.56	January 18, 2008	December 31, 2010
Dingjian Liu	30,230	1.4720	June 30, 2007	December 31, 2008
	8,000	5.56	January 18, 2008	December 31, 2010
Rick Chen	117,840	3.8719	June 30, 2007	June 30, 2010
	115,000	5.56	January 18, 2008	December 31, 2010
Ming Ouyang	20,184	1.4720	June 30, 2007	December 31, 2008
	15,000	5.56	January 18, 2008	December 31, 2010
Dora Li	8,000	5.56	January 18, 2008	December 31, 2010
Other individuals as a group	447,620	1.4720	June 30, 2007	December 31, 2008
	445,177	5.56	January 18, 2008	December 31, 2010

C. Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.

Cayman Islands law does not require our directors to be independent. We comply with the New York Stock Exchange requirement that our board comprises a majority of independent directors.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Xiao Chen, Mr. Guangnan Ni and Mr. Conrad Kwong Yue Tsang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Dr. Chen is the chair of our audit committee and qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee consists of Mr. Guangnan Ni, Dr. Xiao Chen and Mr. Conrad Kwong Yue Tsang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Ni is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation policies adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any;

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans; and

•	reviewing and approving director and executive officer indemnification and insurance matters, and any employee loans in an amount equal to or greater than US$ 120,000.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Conrad Kwong Yue Tsang, Mr. Shengli Zheng and Mr. Benzhong Wang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Tsang is the chair of our corporate governance and nominating committee. The purpose of this committee is to assist our board of directors in discharging the board’s responsibilities regarding, among other things, identification and recommendation of qualified candidates as members of our board and its committees, and annual review of the composition of our board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•

recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be well qualified and willing and ready to be elected or reelected to serve as our members of our board or its committees or to fill any vacancies on our board or its committees, respectively;

•	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and

•

monitoring of compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Mr. Dong Xu and Mr. Benguo Tang, who are our directors and founders, are also the direct shareholders of Noah Zhi Yuan. Their ownership in Noah Zhi Yuan may present potential conflicts of interest. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The beneficial owners of Noah Zhi Yuan may have potential conflicts of interest with us.” We rely on their duties of loyalty towards us as our directors. As an added measure to address such potential conflict of interest, each has executed irrevocable powers of attorney to appoint the individual designated by us to be his respective attorney-in-fact. We currently do not have any other measure or policy to address these potential conflicts of interest.

Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D. Employees

We had 795 and 907 employees as of June 30, 2006 and 2007, respectively. As of June 30, 2008, we had 953 employees, including 187 engineers, 122 content developers and 433 sales and customer support staff, and 177 part-time content developers. In addition, as of June 30, 2008, we had contractual relationships with 250 teachers and 17 education experts in our Teachers’ Alliance.

We offer our employees merit-based bonuses based on the overall performance of our company, the performance of the department and the individual. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. In the past, we made insufficient contributions to these funds and plans because of our misunderstanding of the complex rules and regulations, which were not applied uniformly across the cities in which we had employees. Although we have not been challenged by the relevant government authorities, we subsequently determined that our contributions were insufficient. We have since set aside provisions in the amount of RMB 2.9 million, RMB 5.7 million and RMB 6.6 million (US$ 1.0 million) as of June 30, 2006, 2007 and 2008, respectively, to cover the shortfall in past contributions. We have made the required payments in compliance with the applicable laws and regulations since July 2007.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preference shares into ordinary shares, as of October 31, 2008, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of October 31, 2008, there were 40,201,550 ordinary shares outstanding, which include 2,146,989 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of October 31, 2008, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers(1):
Dong Xu(2)	8,116,810	20.2
Dora Li	*	*
Benguo Tang(3)	5,411,208	13.5
Xiaotong Wang(4)	4,509,340	11.2
Xianquan Xiao(5)	1,246,184	3.1
Conrad Kwong Yue Tsang(6)	3,364,669	8.4
Guangnan Ni	—	—
Xiao Chen	—	—
Wei Zheng(7)	245,346	*
Dingjian Liu(8)	32,630	*
Rick Chen	*	*
Ming Ouyang(9)	24,684	*
All Directors and Executive Officers as a Group	23,023,123	56.0

Principal Shareholders:
Jointly Gold Technologies Ltd.(10)	8,116,810	20.2
Baring Asia II Holdings (22) Limited(11)	3,364,669	8.4
First Win Technologies Ltd.(12)	5,411,208	13.5
Global Wise Technologies Ltd.(13)	4,509,340	11.2
Lehman Brothers Commercial Corporation Asia Limited(14)	4,664,192	11.2
Dynamic View Investments Limited(15)	691,416	1.7

*	Less than 1%

(1)	The business address of our directors and executive officers, except for Mr. Conrad Tsang, is c/o Noah Education Holdings Ltd., 10th, Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong, People’s Republic of China.

(2)	Includes 8,116,810 ordinary shares held by Jointly Gold Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Xu.

(3)	Includes 5,411,208 ordinary shares held by First Win Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Tang.

(4)	Includes 4,509,340 ordinary shares held by Global Wise Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Wang.

(5)	Includes 691,416 ordinary shares held by Dynamic View Investments Limited, a British Virgin Islands limited liability company, of which Mr. Xiao is the sole director. The shareholders of Dynamic View are Mr. Xiao and seven of our other employees, namely Ruchun Zhang, Baolin Xu, Longxi Liu, Xiaodong Ji, Yong Liu, Fei Zhao and Shun’an Guo. Mr. Xiao disclaims beneficial ownership in the shares held by Dynamic View except to the extent of his pecuniary interest therein. These shares also include 554,768 ordinary shares issuable upon exercise of options held by Mr. Xiao that are exercisable within 60 days after the date of this annual report.

(6)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands. Mr. Tsang is a board representative of Baring Asia II Holdings (22) Limited. Mr. Tsang disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Baring Asia II Holdings (22) Limited except to the extent of his pecuniary interest therein. The business address of Mr. Tsang is 39th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(7)	Represents 245,346 ordinary shares issuable upon exercise of options held by Mr. Zheng that are exercisable within 60 days after the date of this annual report.

(8)	Represents 32,630 ordinary shares issuable upon exercise of options held by Mr. Liu that are exercisable within 60 days after the date of this annual report.

(9)	Represents 24,684 ordinary shares issuable upon exercise of options held by Mr. Ouyang that are exercisable within 60 days after the date of this annual report.

(10)	Jointly Gold Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Dong Xu. The registered address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(11)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, which is incorporated solely for the purpose of holding shares in our company for the benefit of the entities that comprise The Baring Asia Private Equity Fund II (“Fund II”). The voting and investment power over the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of all of our shares held by Baring Asia II Holdings (22) Limited, except to the extent of their pecuniary interest therein. The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.

(12)	First Win Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Benguo Tang. The registered address of First Win Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(13)	Global Wise Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Xiaotong Wang. The registered address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(14)	Includes 3,370,866 ordinary shares owned by Lehman Brothers Commercial Corporation Asia Limited and its affiliates and 1,293,326 ordinary shares issuable upon exercise of warrants held by Lehman Brothers Commercial Corporation Asia Limited. Lehman Brothers Commercial Corporation Asia Limited, a company incorporated in Hong Kong, SAR, China. Lehman Brothers Commercial Corporation Asia Limited is an indirect subsidiary of Lehman Brothers Holdings Inc., a company listed on the New York Stock Exchange. The business address of Lehman Brothers Commercial Corporation Asia Limited is Two International Finance Center, 26th Floor, 8 Finance Street, Central, Hong Kong.

(15)	The sole director of Dynamic View Investments Limited, a company incorporated in the British Virgin Islands, is Xianquan Xiao. The shareholders of Dynamic View are Mr. Xiao and seven of our other employees, namely Ruchun Zhang, Baolin Xu, Longxi Liu, Xiaodong Ji, Yong Liu, Fei Zhao and Shun’an Guo. The registered address of Dynamic View Investments Limited is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

As of June 30, 2008, The Bank of New York Mellon, the depositary for our ADS program, was our only U.S. record holder, holding 59.0% of our total outstanding ordinary shares.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Translations

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The description in this “Related Party Transactions” section gives effect to the 1 to 2 share split effected on October 5, 2007.

Contractual Arrangements with Noah Zhi Yuan and Its Shareholders

PRC laws and regulations currently restrict foreign ownership in the Internet industry in China. We are a Cayman Islands holding corporation and a foreign legal person under PRC law. Accordingly, we are currently ineligible to apply for the required Internet licenses and permits in China. We conduct our education business in China through contractual arrangements with Noah Zhi Yuan and its shareholders. Noah Zhi Yuan is our consolidated affiliated entity directly owned by Mr. Dong Xu and Mr. Benguo Tang. We have been and are expected to continue to be dependent on Noah Zhi Yuan to operate our online business until we qualify for direct ownership of an online business in China. We have entered into contractual arrangements with Noah Zhi Yuan, pursuant to which we provide services to Noah Zhi Yuan in exchange for payments from them. In addition, we have entered into agreements with Noah Zhi Yuan and each of the shareholders of Noah Zhi Yuan which provide us with the substantial ability to control Noah Zhi Yuan and its future subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Noah Zhi Yuan and Its Shareholders.”

Private Placements

On March 16, 2007, certain of our ordinary shareholders and Baring Asia completed a sale of 903,952 ordinary shares and 1,628,114 Series A preference shares, respectively, to Lehman Brothers Commercial Corporation Asia Limited at a purchase price of US$ 5,000,000 and US$ 10,000,000, respectively. In addition, we granted a warrant to Lehman Brothers to purchase up to a certain number of our newly issued ordinary shares at any time during a one-year period commencing six months after our initial public offering. The exercise price of the warrant is based on the average market closing price of our shares for the 20 consecutive trading days immediately prior to the exercise date. The number of shares Lehman Brothers is entitled to purchase under the warrant is equal to US$ 7,500,000 divided by the exercise price, rounded up to the nearest whole number.

On April 13, 2007, three of our ordinary shareholders, Jointly Gold Technologies Ltd., First Win Technologies Ltd. and Global Wise Technologies Ltd., sold an aggregate of 162,812 ordinary shares to Great Joy Group Limited at a total purchase price of US$ 1,000,000.

Shareholders’ Agreement

In connection with our issuance of warrants and the sale by certain of our shareholders of ordinary shares and preference shares in March 2007, we and our shareholders entered into an Amended and Restated Shareholders’ Agreement, which amended and restated the shareholders agreements we had previously entered into with the investors of our Series A preference shares. Under this shareholders’ agreement, the maximum number of persons comprising our and our subsidiaries’ boards of directors is six, including the following: one person nominated by the majority of the preference shareholders, four persons are to be nominated by a group of our shareholders consisting of (a) companies controlled by Messrs. Dong Xu, Benguo Tang, Xiaotong Wang and Xianquan Xiao and (b) Master Topful Limited and Gallop Jumbo International Limited, and one person is to be nominated by a unanimous resolution of all our shareholders. The preference shareholders have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with our initial public offering. Our preference shareholders are also entitled to certain rights, such as registration rights under the shareholders’ agreement. Except for the registration rights, the shareholders’ agreement has terminated automatically upon the closing of our initial public offering in October 2007.

Legal Reorganization

In April 2004, in connection with the incorporation of our offshore holding company and in anticipation of our acquisition of assets of the translation device business of Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, we issued at the par value of US$ 0.00005 per share: (1) 5,700,000 ordinary shares (two of which were satisfied by the transfer of the subscriber shares) to First Win Technologies Ltd., a company controlled by Benguo Tang, (2) 8,550,000 ordinary shares to Jointly Gold Technologies, Ltd., a company controlled by Dong Xu, (3) 4,750,000 ordinary shares to Global Wise Technologies Ltd., a company controlled by Xiaotong Wang, and (4) 1,000,000 ordinary shares to Gallop Jumbo International Limited, a company controlled by Li Ma. In April 2004, we also issued 1,473,442 ordinary shares at par value to Dynamic View Investments Limited, a company of which Xianquan Xiao, our vice president, sales, is currently the sole director. The shareholders of Dynamic View are Mr. Xiao and seven of our other employees.

In May 2004, we acquired a 100% equity interest in New Noah Technology (Shenzhen) Co., Ltd., or New Noah, from Dong Xu, Benguo Tang, Xiaotong Wang and Li Ma for US$ 1.2 million.

In June 2004, we acquired from Noah Industrial the assets and liabilities related to its translation device business at an agreed book value of RMB 65.3 million. The shareholders of Noah Industrial were Benguo Tang, Dong Xu, Xiaotong Wang and Li Ma. Noah Industrial waived payment of the consideration. This acquisition is accounted for as a legal reorganization and Noah Industrial’s assets and liabilities were transferred at their historical costs.

Also in June 2004, Innovative Noah Electronic (Shenzhen) Co., Ltd., or Innovative Noah, our wholly owned subsidiary, was granted an option by Noah Industrial to purchase 18.8% of the equity interest in Sichuan Nanshan Zhiqiao Micro-electronic Co., Ltd, or Sichuan Nanshan, owned by Noah Industrial for a price of RMB 21.8 million. Pursuant to our reorganization in 2004, we also received a 13% equity interest in Sichuan Nanshan in settlement of receivables due from the shareholder of Sichuan Nanshan. Because Sichuan Nanshan continued to be loss making, we disposed of this equity interest to Noah Industrial in July 2006 for RMB 1,790,000, the carrying value as the time of disposal. We gave up the right to exercise the option over the 18.8% equity interest in Sichuan Nanshan.

In September 2005, Benguo Tang entered into a share transfer agreement with New Noah pursuant to which Mr. Tang transferred 10% of the equity interest in Chengdu Noah Electronic Co., Ltd., or Chengdu Noah, to New Noah for RMB 1 million. Concurrently, New Noah entered into a share transfer agreement with Noah Industrial, pursuant to which Noah Industrial transferred all of its equity interest (90%) in Chengdu Noah to New Noah for RMB 9 million. In December 2005, New Noah agreed to transfer all of its equity interest in Chengdu

Noah back to Mr. Tang and Noah Industrial for RMB 1 million and RMB 9 million, respectively, and the transfer was completed in September 2006. We had acquired the Chengdu Noah equity initially to enhance our research and development capability but resold the equity after we determined that Chengdu Noah’s focus did not fit our business plans.

In June 2004, Noah Industrial, New Noah and Innovative Noah entered into an exclusive service agreement, whereby New Noah and Innovative Noah agreed to appoint Noah Industrial to develop, reproduce, produce, distribute, install and promote certain software products. The agreement will expire one year after the completion of our initial public offering. New Noah and Innovative Noah were obligated under the agreement to purchase annually goods and services from Noah Industrial totaling at least RMB 2 million so that Noah Industrial could retain certain favorable tax treatments dependant on the level of its revenues. The obligation to purchase RMB 2 million of goods or services annually may be adjusted if the related tax treatment requirements are changed, with the approval from Noah Technology and the unanimous consent of 51% of our Series A preference shareholders. In addition, in order to retain such favorable tax treatment, Noah Industrial is allowed under the agreement to enter inter other business arrangements to satisfy the revenue requirement. Goods and services purchased by New Noah and Innovative Noah are to be at market price, as would be entered into by arms-length negotiations, and Noah Industrial may refuse prices lower than market prices.

During the term of the exclusive service agreement, without the written consent of New Noah and Innovative Noah, Noah Industrial may not:

•	provide any similar services to any third party, or engage in any other business,

•	purchase equipment, materials or stationary of more than RMB 300,000,

•	employ any person unless it is necessary to carry out the business as appointed by New Noah and Industrial Noah,

•	enter into any loan or financing arrangement beyond US$ 100,000, or

•	gift, lease, sell or license software products not developed for New Noah and Innovative Noah.

In any event, during the term of the exclusive service agreement, Noah Industrial may not realize annual revenue of more than RMB 2 million from sales to New Noah or Innovative Noah.

No purchases from Noah Industrial by New Noah and Innovative Noah have been made as of the date of this annual report.

Transactions with Noah Zhi Yuan

In December 2006, Noah Zhi Yuan and Innovative Noah entered into a lease contract whereby Innovative Noah leased to Noah Zhi Yuan the premises located at Futian Tian’an Technology Zone Building B1003. The term of lease is two years, beginning December 1, 2006 and terminating December 1, 2008. The monthly rent is RMB 31,723.

In October 2006, New Noah sold to Noah Zhi Yuan certain fixed assets for RMB 764,684. During October and November 2006, as part of a restructuring plan, we arranged for certain contracts, consisting mainly of purchase and supply contracts, that had been entered into between New Noah and third parties to be assigned to Noah Zhi Yuan.

Equity Compensation Plan

Pursuant to our 2006 equity compensation plan, 1,473,442 shares were issued to Master Topful on October 26, 2006. In June 2007, we terminated our 2006 plan and implemented our 2007 equity compensation plan. Master Topful was controlled by us through Xianquan Xiao, our director and vice president of sales. “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives.”

Advances to Related Parties

From time to time, we make advances to advances to employees for travel and related expenses incurred in connection with business activities undertaken on our behalf.

Distributorships

Our distributors include (1) Chengdu Nuo Ya Wei Ye Trading Co., Ltd., a company that was controlled by Xianquan Xiao, our chief operating officer and vice president, sales, and (2) Shanghai Ke Sheng Trading Co., Ltd., a company that was held by Xianquan Xiao and Xiaotong Wang, our director and chief technology officer. Chengdu Nuo Ya Wei Ye ceased to be our related party when Xianquan Xiao transferred his equity interests in Chengdu Nuo Ya Wei Ye to an unrelated party in late 2006. Shanghai Ke Sheng was dissolved in late 2006.

The following table sets forth our net revenue derived from sales to these distributors for the periods indicated.

	Year ended June 30,
Name of related party	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)
Chengdu Nuo Ya Wei Ye	31,763	18,440	—	—
Shanghai Ke Sheng	213	—	—	—

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Related Party Transaction Policy

We adopted an audit committee charter and a related party transaction policy that require the audit committee to review all related party transactions on an ongoing basis and all such transactions to be approved by the committee.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements.”

Legal Proceedings

On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs.

The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation.

We believe that the plaintiffs’ allegation has no merit and we intend to vigorously defend against the lawsuits. However, defending these lawsuits could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our ADSs.

Innovative Noah, our wholly owned subsidiary, was alleged to have infringed the trademark “Juwuba,” meaning extremely big in Chinese, registered by Beijing Anneng North Technology Service Co., Ltd, or Anneng. The Haidian Sub-bureau of the Beijing Administration for Industry and Commerce determined in October 2006 that Innovative Noah infringed this trademark and ordered Innovative Noah to discontinue the use of the trademark. The bureau also ordered 119 electronic dictionaries bearing the trademark to be confiscated. In November 2006, Anneng filed a civil lawsuit against Innovative Noah based on an alleged infringement of the same trademark with the Beijing First Intermediate People’s Court. Anneng claimed RMB 500,000 damages and costs of the proceeding from Innovative Noah. In April 2007, the court awarded Anneng damages in the amount of RMB 400,000. Innovative Noah appealed the judgment in May 2007 arguing that its use of “Juwuba” was descriptive and not in the trademark sense, and that Anneng did not suffer any damages because Anneng itself was an assignee of the trademark who had not used the trademark prior to the alleged infringement. The lawsuit was subsequently settled.

In April 2006, Xiangguo Information Technology (Shanghai) Co., Ltd., Xiangguo International Electronic Technology (Shanghai) Co., Ltd. and Tianjin Beibeijia Technology Development Co., Ltd., filed a lawsuit with the Changsha Intermediate People’s Court against Innovative Noah and other third parties for alleged infringement of a patent in relation to the production and sale of Bei Bei Recity Belt, a posture-correcting school bag. The plaintiff asked for the destruction of all inventory and damages in the amount of RMB 2,000,000. Innovative Noah had purchased these bags and gave them out as gifts to customers in its promotional events and did not produce or sell these products. In July 2006, Innovative Noah submitted its defense explaining that Innovative Noah obtained the products from a lawful supply channel without prior knowledge of any infringement, agreeing to discontinue the distribution of the products and denying responsibility for damages sought by the plaintiffs. As of the date of this annual report, the case was settled with no payment.

In October 2005 and December 2006, Beijing Ren’ai Educational Institution commenced two separate proceedings at the Beijing First Intermediate People’s Court against Innovative Noah for alleged infringement of Beijing Ren’ai’s copyright in its textbooks and recorded pronunciations of English words used by Innovative Noah on its website. For reasons unknown to us, Beijing Ren’ai voluntarily withdrew its first legal proceeding in December 2006 and its second legal proceeding in February 2007. In July 2007, Beijing Ren’ai commenced two new legal proceedings at the Beijing Haidian District People’s Court and the Anhui Province Hefei City Intermediate People’s Court against Innovative Noah on substantially the same grounds and claimed RMB 500,000 as compensation. The judgments of the legal proceedings were delivered in May 2008 and July 2008, and Innovative Noah was ordered to settle compensation of approximately RMB 165,000 and RMB 63,000 to Ren’ai, respectively. As the date of this annual report, the case filed at the Beijing Haidian District People’s Court was settled with the payment of the compensation. Innovative Noah appealed the judgment of the case filed at the Auhui Province Hefei City Intermediate People’s Court in September 2008 and the case remained pending as of the date of this annual report.

In addition, in the past three years, we have been subject to one other intellectual property legal proceeding against us. The plaintiff withdrew its claim and settled with us after we agreed to license certain intellectual property from it.

We have endeavored to comply with applicable PRC laws and regulations relating to intellectual property, have instructed all of our employees and contractors to refrain from engaging in any copyright infringement activities, and are in the process of adopting more stringent policies and procedures in this regard. However, we cannot assure you that all our personnel will strictly comply with this policy. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Third parties have brought intellectual property infringement claims against us in the past, and may bring similar claims in the future.”

Dividend Policy

On May 9, 2005, we declared a cash dividend of RMB 16 million to holders of our ordinary shares and preference shares in proportion to their respective share ownership, on an as converted basis, of RMB 12.3 million and RMB 3.7 million, respectively. On December 22, 2006, we declared a cash dividend of RMB 76 million to holders of our ordinary shares and preference shares in proportion to their respective share ownership, on an as converted basis, of RMB 58.3 million and RMB 17.7 million, respectively.

On November 11, 2008, our board of directors resolved to recommend a cash dividend of US$0.56 per share for fiscal 2008 for approval by our shareholders.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the new PRC enterprise income tax law that became effective on January 1, 2008 eliminates the current exemption of enterprise income tax on dividend derived by foreign investors from foreign invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax on dividend distributions to their non-PRC shareholders, provided that such non-PRC shareholders are not classified as resident enterprises.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, the depositary will pay you the dividends it receives on our ordinary shares, after deducting its fees and expenses. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table provides the high and low trading prices for our ADSs on The New York Stock Exchange for the periods indicated since our initial public offering.

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended June 30, 2008	23.70	4.76

Quarterly High and Low
Fiscal quarter ended September 30, 2008	5.91	3.45

Monthly Highs and Lows
2008
May	8.49	6.12
June	7.25	5.13
July	5.91	4.88
August	5.87	4.55
September	5.16	3.45
October	4.27	2.45
November (through November 14, 2008)	2.97	2.01

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing one ordinary share, have been listed on the The New York Stock Exchange since October 18, 2007 under the symbol “NED.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this annual report, our authorized share capital consists of 1,000,000,000 ordinary shares at the par value of US$ 0.00005 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors lawfully available therefor.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. On a show of hands, every shareholder will have one vote, and on a poll, every shareholder shall have one vote for each share registered in his name in the register of members. A poll may be demanded by our chairman or any shareholder holding not less than 10% of the shares giving a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding at least one third of the issued voting share capital. Shareholders’ meetings may be (but are not be required to be) held annually and may also be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as an amendment to our memorandum and articles of association and a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, sub-dividing our existing shares, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and cancelling any unissued shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), proceeds from disposition of assets lawfully available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid within the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to our articles of association, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Limitations on the Rights to Own Shares: There are no limitations on the right to own our shares.

Disclosure of Shareholder Ownership: There are no provisions in our proposed amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under Delaware corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our memorandum and articles of association allow shareholders to act by written resolutions.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by Cayman Islands law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors and officers against costs, charges, expenses, judgments losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person’s actual fraud or willful default.

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, except in certain situations involving gross negligence or misconduct, or deliberate and purposeful dishonesty or fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to the restated and amended shareholders agreement into on March 7, 2007, we have granted certain registration rights to holders of our registrable securities, which mean ordinary shares issued to or to be issued to our Series A preference shareholders and ordinary shares issuable under the warrant issued to Lehman Brothers Commercial Corporation Asia Limited. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time commencing six months after our initial public offering, holders of at least 5% of all our issued and outstanding share capital on a fully diluted and as converted basis have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration (1) after we have already effected three demand registrations, (2) during the period beginning on the 60th business day prior to our good faith estimate of the filing date of, and ending on the 180th business day after the effective date of, a public offering of our securities initiated by us, (3) if the securities to be registered can be registered on Form F-3, (4) less than 30% of registrable securities are requested for registration, or (5) within 6 months preceding the request we effected a registration as requested or on Form F-3, or in which holders of registrable securities may participate pursuant to provisions for piggyback registration. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of our board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than, among other things, pursuant to an F-3 registration statement or other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we have, within the six month period preceding the date of such request, already effected one registration, (2) if Form F-3 is not available for the offering by holders of registrable securities, or (3) if holders of registrable securities propose to sell such securities at an aggregate price of less than US$ 1 million. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	U.S. expatriates;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a “PRC resident enterprise” under PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, including the effects of any change in law.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates for gains recognized for taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss.

However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of the common shares, the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

A Non-U.S. corporation is considered a passive foreign investment company, or PFIC, for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although it is not clear how the contractual arrangements between us and our affiliated entity will be treated for purposes of the PFIC, rules, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2008. There is a significant risk, however, that our position will not be respected. In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ADSs and ordinary shares. The application of the asset test is subject to ambiguity in several respects and, therefore, the U.S. Internal Revenue Service may assert that, contrary to our belief, due to the decrease in our share value and the amount of cash and other passive assets we held during the taxable year ended June 30, 2008, we have violated the asset test and therefore were a PFIC for such taxable year.

In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). We expect that we will be a PFIC for our current taxable year ending June 30, 2009 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income.

If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC unless we subsequently became a PFIC. You might also be able to make a deemed sale election with respect to any of our subsidiaries that were PFICs. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor about the deemed sale election with regard to us and our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable tax rate for qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on the New York Stock Exchange and, consequently, provided that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN ADSs OR ORDINARY SHARES.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-146267) and a prospectus under the Securities Act with respect to the ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-146283) with respect to the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All documents filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20.7% appreciation of the RMB against the U.S. dollar by June 30, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$ 1.0 million as of June 30, 2008 into Renminbi at the exchange rate of US$ 1.00 for RMB 6.8591 as of June 29, 2008, the last business day of June 2008, such a cash balance would have been RMB 6.9 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB 6.8 million as of June 30, 2008.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

The following “Use of Proceeds” information relates to our initial public offering, at US$ 14.00 per ADS, of 11,324,198 ADSs (including over-allotment options), each representing one ordinary share, of which 10,202,641 ADSs were offered by our company and 1,121,557 ADSs were offered by a selling shareholder. The aggregate offering price was US$ 137,859,806, with US$ 113,606,948 for the ADSs offered by our company and US$ 14,602,672 for the ADSs offered by the selling shareholder. The registration statement on Form F-1 (File No. 333-146267) for our initial public offering (the “Registration Statement”) was declared effective by the SEC on October 18, 2007. On October 24, 2007, we completed our initial public offering after all of the registered securities were sold. Deutsche Bank Securities Inc., CIBC World Markets Corp., Thomas Weisel Partners LLC and First Shanghai Securities Limited were the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$ 3.5 million, including SEC registration fees of US$ 4,868, Financial Industry Regulatory Authority, or FINRA, filing fees of US$ 16,500, The New York Stock Exchange listing fees of US$ 92,000, printing expenses of approximately US$ 135,000, legal fees of approximately US$ 1.4 million, audit and accounting fees of approximately US$ 1.4 million, roadshow costs and expenses of approximately US$ 450,000 and other out-of-pocket expenses of approximately US$ 20,000. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately US$ 132.7 million from our initial public offering. From October 18, 2007, the effective date of our registration statement on Form F-1 for the offering, to June 30, 2008, we used our net proceeds as follows:

•	approximately US$ 0.5 million to fund our expansion into complementary businesses such as tutoring and test preparation services;

•	approximately US$ 18.6 million to fund efforts in our branding and sales channels; and

•	approximately US$ 7.7 million fund research and development efforts.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the

Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

In fiscal year ended June 30, 2008, we have identified a number of control deficiencies in our internal control over financial reporting. These control deficiencies include (1) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, (2) a lack of formal accounting policies and procedures to ensure that U.S. GAAP is appropriately or consistently applied, (3) a failure to document certain business decisions or corporate approvals of significant corporate actions on a timely basis, and (4) a lack of formal procedures to document, assess, control and monitor risks. To address these control deficiencies, we have: (1) hired management personnel with experience in implementing internal control processes and procedures, and hired more staff in our internal control department, (2) implemented procedures to ensure timely analyses and decisions on the appropriate accounting treatment for new business transactions in accordance with the U.S. GAAP, (3) established a board secretary and a legal department to document the business decisions or corporate approvals on a timely basis, and (4) engaged an internal control consultant who has, among other things, assisted us in completing a risk assessment in October 2008.

Except as disclosed in this Item 15 and elsewhere in this annual report, there was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Dr. Xiao Chen, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146267) and posted the code on our website www.noahtech.com.cn. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended June 30,
	2007	2008
	(in thousands of US$)
Audit fees(1)	995	325
Audit-related fees(2)	300	50
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the ADSs repurchased by us from June 30, 2007 through October 31, 2008. All the ADSs were purchased in the open market.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plan(2)	Maximum Number of ADSs that May Yet Be Purchased Under the Plan(1)
June 18, 2008—June 25, 2008	143,484	US$	5.93	143,484	9,856,516
August 26, 2008—August 29, 2008	74,500	US$	4.80	74,500	9,782,016
September 2, 2008—September 30, 2008	886,066	US$	4.45	866,066	8,915,950
October 8, 2008—October 31, 2008	536,134	US$	3.18	536,134	8,379,816
Total	1,640,184	US$	4.18	1,620,184	8,379,816

(1)	Each of our ADSs represents one ordinary share.

(2)	The repurchase plan was publicly announced on March 27, 2008 and provides for the repurchase of up to $10 million of our common shares.

The ADSs repurchased from June 18, 2008 to October 13, 2008 and their underlying ordinary shares have been cancelled. We are in the process of cancelling the remaining ADSs repurchased and their underlying ordinary shares.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Noah Education Holdings Ltd. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.1	Share Subscription Agreement, dated June 30, 2004, as amended, relating to the subscription of Series A preference shares in the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.2	Share Purchase Agreement, dated March 7, 2007, in respect of the purchase by Lehman Brothers Commercial Corporation Asia Limited of ordinary shares and Series A preference shares in the Registrant from existing holders (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.3	Share Purchase Agreement, dated April 10, 2007, in respect of the purchase by Great Joy Group Limited of ordinary shares in the Registrant from existing holders (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.4	Amended and Restated Shareholders Agreement, dated as of March 16, 2007 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.5	English translation of Agreement For Trust and Other Relevant Arrangement Relating to 2006 Equity Compensation Plan dated October 26, 2006, together with the English translation of the termination agreement dated June 29, 2006 (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

Exhibit Number	Description of Document
4.6	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.8	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.9	English Translation of Software Development and Maintenance Agreement, dated June 8, 2007, between Noah Education and Noah Zhi Yuan (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.10	English Translation of Exclusive Technology Supporting and Consulting Service Agreement, dated June 8, 2007, between Noah Education and Noah Zhi Yuan (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.11	English Translation of Content Services Agreement, dated June 8, 2007, between Noah Education and Noah Zhi Yuan (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.12	English Translation of Equity Pledge Agreement, dated June 8, 2007, between Noah Education, Dong Xu and Benguo Tang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.13	English Translation of Option Agreement, dated June 8, 2007, between Noah Education, Dong Xu and Benguo Tang (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.14	English Translation of Loan Agreement, dated June 8, 2007, between Noah Education, Dong Xu and Benguo Tang (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.15	English Translation of Power of Attorney, dated June 8, 2007, by Xu Dong in favor of Noah Education in respect of Noah Zhi Yuan (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.16	English Translation of Power of Attorney, dated June 8, 2007, by Benguo Tang in favor of Noah Education in respect of Noah Zhi Yuan (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.17	English Translation of Asset Purchase Agreement, dated June 30, 2004, between Noah Industrial and the Registrant (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Noah Education Holdings Ltd.

By:	/s/ Dong Xu
Name:	Dong Xu
Title:	Chairman and Chief Executive Officer

Date: November 17, 2008

NOAH EDUCATION HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2006, 2007 AND 2008

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of June 30, 2007 and 2008	F-3

Consolidated statements of operations for the years ended June 30, 2006, 2007 and 2008	F-4

Consolidated statements of shareholders’ equity and comprehensive income for the years ended June 30, 2006, 2007 and 2008	F-5

Consolidated statements of cash flows for the years ended June 30, 2006, 2007 and 2008	F-6

Notes to the consolidated financial statements	F-7 - F-35

Schedule 1—Noah Education Holdings Ltd. condensed financial statements and 2008 as of June 30, 2007 and 2008 and for the years ended June 30, 2006, 2007 and 2008	F-36 - F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Noah Education Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Noah Education Holdings Ltd. and its subsidiaries (the “Company”) as of June 30, 2007 and 2008, the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2008 and the related financial statement schedule included in Schedule 1. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Education Holdings Ltd. and its subsidiaries as of June 30, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/    Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

November 14, 2008

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	77,367,126	260,222,860	37,938,339
Investments	—	759,875,217	110,783,516
Accounts receivable, net of allowance	105,227,764	171,727,724	25,036,481
Related party receivables	649,239	706,088	102,942
Inventories	85,807,688	84,893,471	12,376,765
Prepaid expenses and other current assets	33,847,170	58,005,597	8,456,736
Deferred tax asset	3,238,258	2,154,472	314,104

Total current assets	306,137,245	1,337,585,429	195,008,883
Property, plant and equipment, net	16,946,967	17,871,691	2,605,544
Intangible assets, net	6,626,031	6,504,214	948,261
Deposit for long-term investment	—	910,000	132,670

Total assets	329,710,243	1,362,871,334	198,695,358

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payables	47,962,018	34,827,252	5,077,525
Other payables and accruals	20,005,635	22,444,789	3,272,264
Advances from customers	15,999,697	2,825,530	411,939
Income tax payable	798,304	815,911	118,953
Deferred revenue	5,956,855	11,194,641	1,632,086

Total current liabilities	90,722,509	72,108,123	10,512,767

Warrants	4,934,514	5,830,023	849,969

Total liabilities	95,657,023	77,938,146	11,362,736

Mezzanine Equity
Convertible Series A Preference Shares, US$ 0.00005 par value; 400,000,000 shares authorized as of June 30, 2007; US$ 2.4533 per share, 6,521,962 shares issued and outstanding as of June 30, 2007	129,375,286	—	—

Commitments and contingencies (note 20)

Shareholders’ Equity
Ordinary Shares, US$ 0.00005 par value; 600,000,000 shares authorized as of June 30, 2007 and 2008; 21,473,442 and 38,063,201 shares issued and outstanding as of June 30, 2007 and 2008 respectively	8,888	15,349	2,238
Additional paid-in capital	48,737,939	1,169,618,982	170,520,765
Accumulated other comprehensive loss	(5,497,826)	(89,949,455)	(13,113,886)
Retained earnings	61,428,933	205,248,312	29,923,505

Total shareholders’ equity	104,677,934	1,284,933,188	187,332,622

Total liabilities and shareholders’ equity	329,710,243	1,362,871,334	198,695,358

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenue—third parties	361,062,818	536,785,034	651,934,602	95,046,668
Net revenue—related parties	31,976,121	18,439,980	—	—

Total net revenue	393,038,939	555,225,014	651,934,602	95,046,668

Cost of revenue—third parties	(153,348,389)	(260,105,773)	(318,787,904)	(46,476,637)
Cost of revenue—related parties	(21,235,252)	(6,460,612)	—	—

Total cost of revenue(a)	(174,583,641)	(266,566,385)	(318,787,904)	(46,476,637)

Gross profit	218,455,298	288,658,629	333,146,698	48,570,031

Research and development expenses(a)	(20,344,498)	(43,486,658)	(52,666,685)	(7,678,367)
Sales and marketing expenses(a)	(179,869,453)	(172,539,509)	(197,430,136)	(28,783,679)
General and administrative expenses(a)	(16,508,457)	(24,676,281)	(44,259,888)	(6,452,725)
Other operating expenses	(311,378)	(20,909,758)	(3,131,763)	(456,585)

Total operating expenses	(217,033,786)	(261,612,206)	(297,488,472)	(43,371,356)

Other operating income	24,725,217	40,023,377	44,100,827	6,429,536

Operating income	26,146,729	67,069,800	79,759,053	11,628,211
Derivative gain (loss)	2,667,401	(55,207)	(1,868,238)	(272,374)
Interest income	951,671	2,306,073	13,643,761	1,989,147
Investment income	—	—	11,057,176	1,612,045
Interest expense	(162,170)	—	—	—
Other non-operating income	—	—	42,708,114	6,226,489

Income before income taxes	29,603,631	69,320,666	145,299,866	21,183,518
Provision for income taxes	(2,968,547)	(2,892,367)	(1,101,395)	(160,574)

Net income	26,635,084	66,428,299	144,198,471	21,022,944
Preference stock dividends	—	(17,705,374)	—	—
Deemed dividend	(1,516,361)	(2,653,072)	(379,092)	(55,268)

Net income attributable to ordinary shareholders	25,118,723	46,069,853	143,819,379	20,967,676

Net income per share
Basic	0.90	2.32	4.03	0.59
Diluted	0.88	2.15	3.93	0.57

Weighted average ordinary shares outstanding
Basic	21,473,442	21,473,442	33,153,982	33,153,982
Diluted	21,473,442	22,906,684	34,056,315	34,056,315

Note (a):
	Year ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Share-based compensation expenses during the related period related:

Cost of revenue	—	375,825	228,400	33,299
Research and development expenses	—	9,444,159	4,174,846	608,658
Sales and marketing expenses	—	4,386,283	14,846,359	2,164,476
General and administrative expenses	—	624,446	1,095,032	159,647

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity	Comprehensive income
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
As of July 1, 2005	21,473,442	8,888	32,572,269	6,061	52,277,580	84,864,798
Net income	—	—	—	—	26,635,084	26,635,084	26,635,084
Cumulative translation adjustment	—	—	—	(2,488,028)	—	(2,488,028)	(2,488,028)
Deemed distribution to shareholders	—	—	—	—	(1,516,361)	(1,516,361)	—

As of June 30, 2006	21,473,442	8,888	32,572,269	(2,481,967)	77,396,303	107,495,493	24,147,056

Net income	—	—	—	—	66,428,299	66,428,299	66,428,299
Share-based compensation	—	—	14,830,713	—	—	14,830,713	—
Cumulative translation adjustment	—	—	—	(3,015,859)	—	(3,015,859)	(3,015,859)
Deemed distribution to shareholders	—	—	—	—	(1,516,362)	(1,516,362)	—
Deemed dividend on issuance of warrants	—	—	—	—	(4,879,307)	(4,879,307)	—
Deemed contribution from shareholders on disposal of a subsidiary (note 5)	—	—	1,334,957	—	—	1,334,957	—
Dividend to ordinary shareholders and preference shareholders (RMB 2.715 per share)	—	—	—	—	(76,000,000)	(76,000,000)	—

As of June 30, 2007	21,473,442	8,888	48,737,939	(5,497,826)	61,428,933	104,677,934	63,412,440

Issue of ordinary shares pursuant to initial public offering	10,202,641	3,809	1,067,015,352	—	—	1,067,019,161	—
Direct offering expenses	—	—	(90,480,425)	—	—	(90,480,425)	—
Conversion of preference shares to ordinary shares	6,521,962	2,698	129,753,248	—	—	129,755,946	—
Share repurchase	(143,484)	(49)	(5,833,952)	—	—	(5,834,001)	—
Exercise of share options	8,640	3	82,183	—	—	82,186	—
Net income	—	—	—	—	144,198,471	144,198,471	144,198,471
Share-based compensation	—	—	20,344,637	—	—	20,344,637	—
Cumulative translation adjustment	—	—	—	(84,451,629)	—	(84,451,629)	(84,451,629)
Deemed distribution to shareholders	—	—	—	—	(379,092)	(379,092)	—

As of June 30, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	123,159,282

As of June 30, 2008 (US$)		2,238	170,520,765	(13,113,886)	29,923,505	187,332,622	17,976,833

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	26,635,084	66,428,299	144,198,471	21,022,944
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of intangible assets	1,055,117	5,317,993	5,115,148	745,746
Depreciation of property, plant and equipment	1,407,768	2,335,854	3,021,971	440,578
Allowance for doubtful accounts	928,288	761,215	11,184,045	1,630,541
Write-down of excess and obsolete inventories	5,770,024	3,089,906	9,764,368	1,423,564
Loss on disposal of property, plant and equipment	—	13,426	3,009	439
Share-based compensation	—	14,830,713	20,344,637	2,966,080
Derivative (gain) loss	(2,667,401)	55,207	1,868,238	272,374
Unrealized loss on trading investments	—	—	852,373	124,269
Unrealized exchange difference	—	(2,545,007)	(83,724,258)	(12,206,304)

Changes in current assets and liabilities:
Trading investments	—	—	(13,727,590)	(2,001,369)
Accounts receivable	(22,743,319)	(51,131,306)	(77,684,005)	(11,325,685)
Related party receivables	(1,838,784)	8,791,253	(56,849)	(8,288)
Inventories	(26,319,453)	(33,755,086)	(5,540,415)	(807,747)
Prepaid expenses and other current assets	(9,035,396)	435,769	(27,458,039)	(4,003,156)
Deferred tax asset	—	(3,238,258)	1,083,786	158,007
Assets classified as held for sale	(20,495,538)	—	—	—
Accounts payable	15,951,167	16,191,045	(13,134,766)	(1,914,940)
Other payables and accruals	3,064,645	11,117,312	2,439,154	355,608
Related party payables	(99,285)	—	—	—
Advances from customers	11,742,737	2,380,184	(13,174,167)	(1,920,684)
Deferred revenue	3,337,607	2,619,248	5,237,786	763,626
Liabilities classified as held for sale	570,231	—	—	—
Income tax payable	2,968,547	(2,170,243)	17,607	2,567

Net cash (used in) provided by operating activities	(9,767,961)	41,527,524	(29,369,496)	(4,281,830)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(2,212,545)	(5,774,589)	(3,925,188)	(572,260)
Acquisition of intangible assets	(2,418,103)	(8,142,446)	(5,028,528)	(733,118)
Deposit for long-term investment	—	—	(910,000)	(132,670)
Repayment from a former subsidiary	—	24,550,935	—	—
Disposal of property, plant and equipment	—	6,000	557	81
Disposal of other assets	—	1,790,000	—	—
Increase in held-to-maturity investments	—	—	(747,000,000)	(108,906,416)
Decrease in restricted bank deposit	939,917	39,922,508	—	—

Net cash (used in) provided by investing activities	(3,690,731)	52,352,408	(756,863,159)	(110,344,383)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	976,538,736	142,371,264
Proceeds from exercise of shares options	—	—	82,186	11,982
Shares repurchase	—	—	(5,834,001)	(850,549)
Repayments of short term bank loan	(30,000,000)	—	—	—
Dividend paid to ordinary and preference shareholders	—	(76,000,000)	—	—

Net cash (used in) provided by financing activities	(30,000,000)	(76,000,000)	970,786,921	141,532,697

Effect of exchange rate changes on cash and cash equivalents	(2,555,704)	(470,852)	(1,698,532)	(247,632)
Net (decrease) increase in cash and cash equivalents	(43,458,692)	17,879,932	184,554,266	26,906,484
Cash and cash equivalents at beginning of year	105,972,442	59,958,046	77,367,126	11,279,487

Cash and cash equivalents at end of year	59,958,046	77,367,126	260,222,860	37,938,339

Supplement disclosure of cash flow information:
Interest paid	162,170	—	—	—

Non-cash investing and financing activities:
Deemed distribution to shareholders	1,516,361	6,395,669	(379,092)	(55,268)
Derivative gain (loss)	2,667,401	(55,207)	(1,868,238)	(272,374)

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Company information

Noah Education Holdings Ltd. (the “Company”) and its subsidiaries and variable interest entity (“VIE”) (hereinafter collectively referred to as the “Group”) is a leading provider of interactive electronic educational materials, developing and providing content targeting primarily Chinese elementary, middle and high school students in the People’s Republic of China (the “PRC”). The Group’s content focuses on interactive, multimedia learning materials that complement the Chinese national and local school curricula, covering subjects such as English, Chinese, physics, chemistry, geography and history. The Group’s content is primarily distributed through the sale of specialty, handheld digital learning devices, into which contents are embedded, and through the Group’s website.

As of June 30, 2008, details of the Group’s subsidiaries and variable interest entity subsidiary are as follows:

Name of subsidiary	Place of establishment and operation	Ownership interest	Principal activities
Beijing Haidian New Noah School (“BJS”)	PRC	100%	After - class tutoring services

Beijing Noah Zhi Yuan Education Consulting Co. Ltd. (“BJNZY”)	PRC	100%	After - class tutoring services

Bright Sound Electronic Technology (Shenzhen) Co., Ltd. (“BSTS”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Bright Sound Limited	British Virgin Islands (“BVI”)	100%	Investment holding

Chengdu New Noah School (“CNNS”)	PRC	100%	After - class tutoring services

Innovative Noah Electronic (Shenzhen) Co., Ltd. (“INES”)	PRC	100%	Manufacture and distribution of electronic learning products

New Noah Technology (Shenzhen) Co., Ltd. (“NNTS”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Noah Education Development (Chengdu) Co., Ltd. (“NEDCD”)	PRC	100%	Provision of educational services, research and development and distribution of software

Noah Education Technology (Shenzhen) Co., Ltd. (“NETS”)	PRC	100%	Research and development, and distribution of software contents

Shenzhen New Noah Education Investment Development Co., Ltd. (“SNNEI”)	PRC	100%	Provision of educational services, research and development, and distribution of software

Shenzhen Zhi Yuan Noah Interest Co., Ltd. (“Zhi Yuan”)	PRC	No direct ownership; VIE	Provision of online services for downloading software and courseware

Well Profit Creation Limited (“WPC”)	Hong Kong (“HK”)	100%	Investment holding

Win Bright Creation Limited (“WBC”)	HK	100%	Investment holding

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE subsidiary have been eliminated upon consolidation. The results of subsidiaries and VIE subsidiary acquired or disposed of during the year are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate internet content, advertising services, value-added telecom services and other restricted business, the Group operates its websites and provides such restricted services in the PRC through Zhi Yuan, whose equity interests are owned by the Company’s two directors. The paid-in capital of Zhi Yuan was funded by NETS through loans extended to the equity shareholders. The Company has entered into certain exclusive agreements with Zhi Yuan, which makes it obligatory for the Company to absorb a majority of the risk of losses from Zhi Yuan’s activities and entitles it to receive a majority of its residual returns. In addition, the Company has entered into certain agreements with those management members and employees including loan agreements for the paid-in capital of Zhi Yuan, option agreements to acquire the shareholding in Zhi Yuan when permitted by the PRC laws, voting proxies for the equity shareholders to irrevocably assign its voting rights to NETS, and share pledge agreements for the equity interest held by those management members and employees.

Based on these contractual agreements, the Company believes that Zhi Yuan should be considered as a variable interest entity under Financial Accounting Standard Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46R”), as the equity investors do not have the characteristics of a controlling financial interest and the Company is the primary beneficiary of Zhi Yuan. Accordingly, the Company believes that results of Zhi Yuan should be consolidated under FIN 46R.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Group evaluates its estimates, including those related useful lives of intangible assets and property, plant and equipment, fair value of investments, share-based compensation expenses and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(d) Foreign currency translation

The functional currency of the Company is the United States dollar (“US$”). Assets and liabilities are translated at the exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange rates and revenues, expenses gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statement of shareholders’ equity and comprehensive income. The Group has chosen the Renminbi (“RMB”) as its reporting currency.

The functional currency of the Company’s subsidiaries and VIE is the RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

Translations of RMB amounts as of and for the year ended June 30, 2008 into US$ are solely for the convenience of the reader and were calculated at the rate of US$ 1.00 = RMB 6.8591, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2008. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(f) Investments

Investments are investments in debt securities and are classified as trading investments or held-to-maturity investments. Investments in debt securities are classified as held-to-maturity and measured at amortized cost only if the Group has the positive intent and ability to hold those securities to maturity. Investments in debt securities that are not classified as held-to-maturity and are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments classified as trading investments are recorded at fair value with unrealized holding gains and losses recorded in the net income.

For individual securities classified as held-to-maturity, the Group needs to determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings.

(g) Inventories

Inventories are stated at the lower of cost and market value. Cost is calculated using the weighted average method. The Group estimates the write-down of excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

(h) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization and any identified impairment loss.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization is calculated on a straight line basis over the following estimated useful lives after taking into account the residual values. Estimated useful lives are:

Buildings	20 years
Leasehold improvements	5 years
Machinery	3-5 years
Office equipment	5 years
Computer equipment	3-5 years
Motor vehicles	5 years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The Group reassesses annually the residual values and the useful life of the property, plant and equipment and if the expectation differs from the original estimate, such difference will impact the depreciation in the year in which such estimate has been changed.

(i) Intangible assets

Acquired intangible assets includes patents, trademarks and licenses measured initially at cost and amortized on as straight line basis over their estimated useful lives.

(j) Impairment of long-lived assets

The Group reviews property, plant, and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If property, plant, and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 10 years.

No impairment of property, plant and equipment, and intangible assets was recognized in the years ended June 30, 2006, 2007 and 2008.

(k) Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, trading investments, held-to-maturity investments, accounts receivable, related party receivables, other current assets, accounts payable, other payables and warrants. The fair values of these financial instruments approximate their carrying amounts reported in the consolidated balance sheets due to the short-term nature of these instruments.

The Group’s convertible preference shares were initially recorded at their fair values upon issuance, which were total proceeds net of allocation to warrants, which were granted together with the preference shares, and issuance costs. The difference between the carrying value and the redemption value was accreted to retained earnings as deemed dividend over a period of five years, which represented the period from the date of issuance to the earliest possible date of redemption. The amount of deemed dividend recognized were RMB 1,516,361,

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RMB 1,516,362 and RMB 379,092 (US$ 55,268) for the years ended June 30, 2006, 2007 and 2008 respectively. Upon completion of the initial public offering in October 2007, all convertible preference shares were automatically converted into 6,521,962 ordinary shares. The fair value of the convertible preference shares approximated the accreted value reported as of June 30, 2007.

The warrants issued to Lehman Brothers Commercial Corporation Asia Limited were initially recorded as a liability at their fair value, and charged to retained earnings as deemed dividend to ordinary shareholders and convertible preference shareholders of the Company. Subsequently, they are measured at fair value with changes recorded in the consolidated income statement.

(l) Accounting for Derivatives

All derivative transactions are recognized as either assets or liabilities on the balance sheet and measured at fair value with changes recorded in the consolidated income statement. Warrants were the only derivatives held by the Group during the reported periods.

(m) Mezzanine equity

Convertible preference shares issued in 2004 were classified as mezzanine equity (See note 11).

(n) Revenue recognition

Revenue is only recognized when persuasive evidence of an arrangement exists, delivery has occurred provided that there are no significant post delivery obligations to the customers, the sale price is fixed or determinable, and collection is reasonably assured. If the arrangement is subject to customer acceptance, the revenue is deferred and recognized until acceptance occurs.

The Group generates its revenues from the following:

(i) Electronic learning devices

The Group’s handheld electronic learning devices include digital learning devices and e-dictionaries. Revenue from sale of electronic learning devices is recognized pursuant to American Institute of Certified Public Accountants Statement of Position No. 97-2 (“SOP 97-2”), Software Revenue Recognition, because the devices include both hardware and software related elements and the software elements are more than incidental to the devices’ functionality. The sale of electronic learning devices also includes elements of content and general telephone support. Upon physical delivery of the electronic learning devices, the software, hardware, and most of the content elements have been delivered because software and content are built-in with the hardware. The general telephone customer support available to customers are considered post-contract customer support (“PCS”) under SOP 97-2 as these supports are received by the customers after the physical delivery of the devices. The revenue related to telephone support is recognized together with the revenue from sales of the devices, as no separate fee is charged for the telephone customer support, the telephone customer support is substantially provided within one year after the sales of devices, and the cost related to offering these telephone support services are insignificant. The Group also considers delivery of its content to have occurred upon the physical delivery of the devices as the customers have the ability to commence the downloading of the general content from the Group’s websites. The Group does not have further obligations to update or modify the content. Accordingly, revenue from electronic learning devices is generally recognized when goods are delivered and title has passed to the distributors and collectibility is reasonably assured.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group considers its customers to be the distributors and does not sell directly to end-users. There is no right of returns held by the distributors or end-users except for defective products under warranty. The Company may accept return on a negotiated basis depending on facts and circumstances. As these returns are not significant and occur on a negotiated basis, they are accounted for as incurred.

The Group generally provides a one-year warranty. As the Group’s cost to fulfill such warranty provisions have historically been insignificant, it is expensed as incurred.

The Group provides certain rebates to their distributors. Cash consideration given to the distributors, such as marketing allowances, for which the Group receives a separately identifiable benefit and can reasonably estimate fair value are accounted as an expense rather than a reduction of the revenue. Other cash consideration, including price allowances based on volume purchasing levels, is recognized as a reduction of revenue.

The Group may receive deposits from customers in advance prior to receiving any committed sales order for its electronic learning devices. Such amounts received will be recorded as advances from customers on the consolidated balance sheet, and offset against accounts receivable when sales orders are received and the electronic learning devices are delivered.

(ii) Prepaid premium cards

The Group also sells prepaid cards primarily to distributors. Prepaid premium cards represent prepaid service fees and are entitled to particular content available on the Group’s website. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized upon actual use of the card by the customers or upon the expiration of the card.

(iii) Software

Revenue from stand-alone contracts to sell proprietary software, content and related after sales and maintenance services is not recognized upon delivery, due to the presence of undelivered elements, including technical support and rights to receive unspecified enhancements of software on a when-and-if available basis (collectively referred as post-contract customer support or “PCS”), bug fixes and providing access to a website to enable users to download Group’s searchable database, receive broadcasts of courseware and access other services on the Group’s website. As the Group does not have vendor-specific objective evidence to allocate a portion of the fee to the undelivered service element, and PCS, the Group accounts for the entire contract as a single unit of accounting. The Group applies the revenue recognition model of the final deliverable (the website access) included in the arrangement to the entire contract. The Group accounts for the warranty and bug fixes in accordance with Statement of Financial Accountants Standard (“SFAS”) No. 5 issued by the FASB, but no provision was made as the cost of fulfilling such obligation is insignificant. Accordingly, the Group recognizes the total contract amount ratably over the service period in which the Company has committed to provide access to its website, that is, to commence revenue recognition only after the software and related content was delivered and accepted, and after the content has been made available to the mobile phone users to download in February 2007.

The unrecognized portion will be recorded as deferred revenue, a liability on the consolidated balance sheet.

(iv) Tuition fee income

The Group provides after-class tuition programs to primary and secondary school students. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognized as revenue ratably over the course of the tuition programs.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s subsidiaries and its VIE are subject to value added tax (“VAT”) of 17% or business tax (“BT”) of 5% on the revenue earned for goods and services sold in the PRC. The Group presents revenues net of such VAT and BT which amounted to RMB 88,321,026, RMB 93,536,526 and RMB 130,246,687 (US$ 18,988,889) for the years ended June 30, 2006, 2007 and 2008 respectively.

(o) Software development costs

Costs related to research and development are generally charged to expense as incurred. Capitalization of development costs for software to be sold or marketed begins when a product’s technological feasibility has been established. In most instances, the Group’s products are released soon after technological feasibility has been established. Therefore, costs incurred subsequent to achievement of technological feasibility are usually not significant, and generally all software development costs have been immediately expensed.

The Group expenses all internal software and website development costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content. Costs incurred during the application development stage are capitalized if material. All website and software development costs have been expensed as incurred as there were no significant costs incurred for development of internal software and website during the application development stage.

(p) Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs were RMB 135,165,160, RMB 101,173,133 and RMB 103,416,139 (US$ 15,077,217) for the years ended June 30, 2006, 2007 and 2008 respectively, and have been included as part of sales and marketing expenses.

(q) Cost of revenue

Cost of sale of electronic learning devices consist primarily of cost of raw materials, sub-contracting fees, depreciation and maintenance costs for servers and related equipment, amortization of intangible assets and other related incidental expenses which are directly attributable to the rendering of the Group’s principal operations. The cost related to the revenue from prepaid cards and software represent the costs related to the provision of content, the maintenance of the Group’s website and the development of the proprietary software.

(r) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

(s) Retirement benefit costs

The employees of the Group are members of state-managed retirement benefit schemes operated by the local governments. The Group is required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. The total costs charged to the consolidated income statement were RMB 3,063,796, RMB 4,404,346 and RMB 5,789,085 (US$ 844,001) for the years ended June 30, 2006, 2007 and 2008 respectively, represents contributions payable to this scheme for that period.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(t) Government subsidies

The Group receives government subsidies in relation to refund of value added tax to encourage development in the software industry, which amounted to RMB 23,997,547, RMB 37,204,620 and RMB 39,913,661 (US$ 5,819,081) for the years ended June 30, 2006, 2007 and 2008 respectively. The Company recorded the government subsidies as other operating income as all conditions to qualify for the receipt of the government subsidies have been met.

(u) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Effective July 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 17 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits and penalties, if any, in income tax expenses.

(v) Other asset

Other asset, which represents an investment in equity security of a private company is measured initially at cost. If the company determines a decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of write down is accounted for as a realized loss. Determination of whether declines in value are other than temporary requires significant judgment.

(w) Share-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The fair value of stock options is determined using the Black-Scholes valuation model.

The Company recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which is usually the vesting term.

(x) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income is reported in the consolidated statement of shareholder’s equity and comprehensive income.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(y) Segment Information

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments.

(z) Net income per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. The Group has determined that its convertible preference shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings (loss) per share prior to the conversion of its convertible preference shares in October 2007. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Subsequent to the conversion of its convertible preference shares, the if-converted method is used to calculate diluted earnings per share.

(aa) Dividend

Dividends are recognized when declared.

(bb) Concentration of credit risk

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Group has invested in financial products with a small number of financial institutions and these financial institutions also have high-credit ratings and quality.

The Group conducts credit evaluations of customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, allowance for doubtful accounts was RMB 1,966,611 and RMB 13,150,656 (US$ 1,917,257) as of June 30, 2007, and 2008 respectively.

3. Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Group is assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

In June 2007, the FASB also ratified EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities,” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of EITF 07-3 and does not expect the adoption of EITF 07-3 to have a material effect on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination” (“SFAS 141R”), to improve reporting, creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all, as of that date, the assets acquired and liabilities assumed and any noncontrolling interest in the acquiree at the acquisition-date, measured at their fair values; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS 141R will have a significant effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FASB 160”), to improve the relevance, comparability and transparency of financial information. SFAS 160 establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, all such transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS 160 will have a significant effect on its financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of SFAS No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS 161 on July 1, 2009.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories

Inventories consist of the following:

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Raw materials	29,195,699	19,583,940	2,855,176
Work-in-progress	9,355,352	24,612,928	3,588,361
Finished goods	47,256,637	40,696,603	5,933,228

Inventories, net	85,807,688	84,893,471	12,376,765

RMB 5,770,024, RMB 3,089,906 and RMB 9,764,368 (US$ 1,423,564) of excess and obsolete inventories were written down to lower of cost or market and included in the cost of revenue in the years ended June 30, 2006, 2007 and 2008, respectively.

5. Accounts receivable

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Accounts receivable	107,194,375	183,048,378	26,686,939
Notes receivable	—	1,830,002	266,799
Less: allowance for doubtful debts	(1,966,611)	(13,150,656)	(1,917,257)

	105,227,764	171,727,724	25,036,481

The movements of the allowance for doubtful accounts during the years are as follow:

	As of June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Balance as beginning of year	277,108	1,205,396	1,966,611	286,716
Add: Current year additions	928,288	761,215	11,184,045	1,630,541

Balance at end of year	1,205,396	1,966,611	13,150,656	1,917,257

In determining whether allowance for doubtful debts is required, the Company takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is only made for accounts receivable that are unlikely to be collected.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Subsidy receivables	14,156,025	19,479,295	2,839,920
Prepaid advertising expenses	658,225	7,571,442	1,103,854
Investment income receivables from held-to-maturity investments	—	6,606,364	963,153
VAT recoverable	9,811,587	6,394,738	932,300
Staff advances	3,139,908	3,380,043	492,782
Advances to suppliers	2,329,800	3,363,057	490,306
Advance to Board Secretary of the Company	102,385	2,777,778	404,977
Rental deposits	594,549	1,081,047	157,608
Direct offering expenses	83,163	—	—
Others	2,971,528	7,351,833	1,071,836

Balance at end of year	33,847,170	58,005,597	8,456,736

7. Investments

The Group’s investments are classified into:

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Trading (at fair value)	—	12,875,217	1,877,100
Held-to-maturity (at amortized cost)	—	747,000,000	108,906,416

	—	759,875,217	110,783,516

During the year ended June 30, 2008, the Group recorded an unrealized holding loss of RMB 852,373 (US$ 124,269) in respect of its trading investments, and this amount has been included in investment income in the consolidated statements of operations.

The Group’s trading investments represent investments in debt securities with return linked with the performance of certain equity securities listed on the Hong Kong Stock Exchange. The Group’s held-to-maturity investments represent investments in debt securities offered by banks with return linked with the performance of certain assets of the banks.

For the Group’s held-to-maturity investments, they have a maturity period of less than one year and there was no unrecognized holding gain or loss. The carrying amounts approximate fair values due to the short-term nature of these investments.

Accrued investment income receivables are included in prepaid expenses and other current assets.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Buildings	10,033,354	10,033,354	1,462,780
Leasehold improvements	271,415	685,019	99,870
Machinery	774,832	1,603,241	233,739
Office equipment	2,146,931	2,783,950	405,877
Computer equipment	6,064,017	7,281,675	1,061,608
Motor vehicles	2,181,626	3,073,520	448,094

	21,472,175	25,460,759	3,711,968
Less: accumulated depreciation	(4,525,208)	(7,589,068)	(1,106,424)

Property, plant and equipment, net	16,946,967	17,871,691	2,605,544

Depreciation and amortization expense related to property, plant and equipment were RMB 1,407,768, RMB 2,335,854 and RMB 3,021,971 (US$ 440,578) for the years ended June 30, 2006, 2007 and 2008 respectively.

9. Intangible assets

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Patents, Trademarks and Licenses	13,895,678	18,889,009	2,753,861
Less: accumulative amortization	(7,269,647)	(12,384,795)	(1,805,600)

Intangible assets, net	6,626,031	6,504,214	948,261

Patents and trademarks represented the licence fees paid to the publishers. They are being amortized on as straight-line basis over their contract terms of 1 to 10 years.

Amortization expense were RMB 1,055,117, RMB 5,317,993 and RMB 5,115,148 (US$ 745,746) for the years ended June 30, 2006, 2007 and 2008 respectively. The following table represents the total estimated amortization expense of intangible assets for each of the next five years:

	RMB	US$
Year ending June 30,
—2009	4,023,689	586,621
—2010	694,222	101,212
—2011	434,000	63,274
—2012	254,000	37,031
—2013	150,000	21,868

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other payables and accruals

Other payables and accruals consisted of the following:

	As of June 30,
	2007	2008	2008
	RMB	RMB	US$
Accrued salaries	2,012,059	2,548,613	371,567
VAT payable	1,236,014	4,017,573	585,729
Aborted Alternative Investment
Market (“AIM”) initial public offering expenses payable	2,837,360	—	—
Accrued social welfare payments	5,650,652	6,647,580	969,162
Accrued audit fee	3,712,556	2,229,208	325,000
Accrued consultation fee	765,358	—	—
Accrued expenses	1,282,853	2,187,671	318,944
Others	2,508,783	4,814,144	701,862

	20,005,635	22,444,789	3,272,264

11. Convertible preference shares

In April 2004, the Company entered into a series A preference share purchase agreement with Baring and Alpha, pursuant to which, the Company issued 6,521,962 series A preference shares (“Convertible Preference Shares”). The issuance price of the Convertible Preference Shares was US$ 2.4533 per share and total consideration paid by the investors for the Convertible Preference Shares was US$ 16,000,000. Upon completion of the initial public offering in October 2007, all convertible preference shares were automatically converted into 6,521,962 ordinary shares based on the carrying value of the convertible preference shares at date of conversion.

The holders of Convertible Preference Shares have various rights and preferences as follows:

Conversion

The Convertible Preference Shares are convertible to ordinary shares at US$ 2.4533 per share at the discretion of the holders anytime and shall be automatically converted to ordinary shares upon a fully underwritten initial public offering with gross proceeds to the Company of not less than US$ 50,000,000 (“Qualified IPO”).

Redemption

At any time commencing on July 1, 2009, each Convertible Preference Shares shall be redeemable at the option of the holders at a redemption price equal to the original issuance price plus all declared but unpaid dividends thereon up to the date of redemption.

Liquidation and reorganization

In the event of any trade sale, merger, acquisition, reorganization or other transaction involving the Group in which the original shareholders do not retain a majority of the voting power in the surviving entity, or any change in the control, or a sale of all or substantially all of the assets or business of the Group (“Sale Event”), the holders of Convertible Preference Shares shall be entitled either a portion of the proceeds of such Sale Event, in proportion to the shareholding of holders of Convertible Preference Shares in the Company (on an

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as-if-converted basis); or if within 3 years after July 1, 2004, the selling price of the Company is less than US$ 100,000,000 in a Sale Event, the holders of the Convertible Preference Shares shall be entitled to cash amount of 150% of the original issuance price, plus all declared but unpaid dividends.

Subject to above, in the event of any liquidation, winding up or dissolution of any Group company, or any other Sale Event, or any initial public offering which is not a Qualified IPO, all the assets and funds of the Company available for distribution to members shall be distributed pro rata among all the holders of Convertible Preference Shares (on an as-if-converted basis) and ordinary shares.

Voting rights

Each holder of Convertible Preference Shares shall have the right to one vote for each ordinary share into which such Convertible Preference Shares could then be converted, with full voting rights and powers equal to the voting rights and powers of the holders of ordinary shares.

Dividends rights

Any dividends or distributions shall be distributed among all holders of ordinary shares and Convertible Preference Shares in proportion to the number of ordinary shares that would be held by each such holder as if all Convertible Preference Shares were converted to ordinary shares at the effective conversion date. No dividends shall be declared or distributed to ordinary shareholders unless until a dividend in like amount and kind has first been declared and paid in full to the Series A Preference Shareholders on an as-if-converted basis.

The Company has determined that there was no embedded beneficial conversion feature attributable to the Convertible Preference Shares as the initial conversion price was higher than the estimated fair value of the Company’s ordinary shares on the commitment date.

Antidution provisions

In the event the number of ordinary shares shall be increased by a stock dividends payable in ordinary shares, stock split, subdivision or other similar transactions, the conversion price for the Convertible Preference Shares (“Conversion Price”) shall be decreased in proportion to the percentage increase in the outstanding number of ordinary shares. In the event the number of ordinary shares shall be decreased by a reverse stock split, combination consolidation, or other similar transaction, the Conversion Price shall be increased in proportion to the percentage decrease in the outstanding number of ordinary shares.

If the Company shall issue any ordinary shares, rights, options or warrants or any securities convertible or exchangeable into ordinary shares, with the exception to shares issued in connection with the Company’s equity incentive plan, for a consideration per share less than the Conversion Price, the Convertible Preference Shareholders shall be entitled to receive additional Convertible Preference Shares.

12. Capital structure

Upon the incorporation of the Company in April 2004, 600,000,000 ordinary shares were authorized and 21,473,442 were issued at par value of US$ 0.00005 per share.

On December 22, 2006, a cash dividend of RMB 76,000,000 (equivalent to US$ 9,700,000) was declared by the Company to its holders of ordinary shares and preference shares in proportion to their respective share ownership, on an as-converted basis, of RMB 58,294,626 and RMB 17,705,374, respectively.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the sale and purchase agreement dated March 16, 2007, the ordinary shareholders and holders of the Convertible Preference Shares agreed to sell 903,952 ordinary shares and 1,628,114 Convertible Preference Shares, respectively, to Lehman Brothers Commercial Corporation Asia Limited (“Lehman Brothers”) at considerations of US$ 5,000,000 and US$ 10,000,000, respectively. In addition, warrants were also granted by the Company to Lehman Brothers to purchase additional ordinary shares (“Warrant Shares”) that is equal to (i) US$ 7,500,000 divided by (ii) the exercise price which is defined in the sale and purchase agreement as the higher of (a) average market closing price of the Company’s shares for the 20 consecutive trading days immediately prior to the exercise date and (b) the par value of the ordinary shares, rounded up to the nearest US$ 0.0005. The warrants are exercisable at any time during the one year period commencing six months after an initial public offering. The warrants may be net settled and have certain antidilution provisions.

As these warrants were granted to Lehman Brothers as part of a transaction between the ordinary shareholders and holders of the Convertible Preference Shares, and the Company has not received any proceeds or services in exchange for the warrants, the fair value of the warrants of RMB 4,879,307 at issuance were charged to retained earnings as deemed dividend to the ordinary shareholders and holders of Convertible Preference Shares of the Company. The fair value, of the warrants was determined using the Binomial option pricing model.

Pursuant to the sale and purchase agreement dated April 10, 2007, the three major ordinary shareholders of the Company sold 162,812 ordinary shares to Great Joy Group Limited for a consideration of US$ 1,000,000.

In October 2007, upon the completion of the Company’s initial public offering, all convertible preference shares were automatically converted into 6,521,962 ordinary shares. In addition, as part of the initial public offering, the Company issued 10,202,641 ordinary shares. The gross proceeds received were RMB 1,067,019,161 (US$ 155,562,561) and the related issuance costs were RMB 90,480,425 (US$ 13,191,297).

During the year ended June 30, 2008, 8,640 ordinary shares were issued as a result of exercises of share options by employees.

During the year ended June 30, 2008, the Company repurchased and cancelled 143,484 ordinary shares.

Relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see note 21).

In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside China, if any, or expenditures denominated in foreign currencies.

13. Share-based compensation

In October 2006, the Company authorized an equity compensation plan (the “Equity Compensation Plan”) that provides for the issuance of options to purchase up to 1,473,442 ordinary shares, representing 5% equity interest in the Company, at the time of establishment of the plan, on a fully diluted basis. Pursuant to this Equity Compensation Plan, 1,473,442 ordinary shares were issued and held by Master Topful Limited (“Master Topful”). On October 26, 2006, Master Topful entered into agreements with certain employees of the Group to grant options to purchase 1,011,874 ordinary shares at an exercise price of US$ 1.4720 per share. These awards have a vesting period in which, for 438,238 options, 52% will vest from the grant date to December 31, 2006,

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

another 38% will vest from January 1, 2007 to December 31, 2007, and the remaining 10% will vest from January 1, 2008 to December 31, 2008; and for the remaining 573,636 options, 30% will vest from the grant date to December 31, 2006, another 30% will vest from January 1, 2007 to December 31, 2007, and the remaining 40% will vest from January 1, 2008 to December 31, 2008. The employees cannot sell or transfer the options prior to the completion of the Company’s initial public offering. Under certain circumstances, the Company can repurchase those shares from these employees at the original purchase price.

On June 30, 2007, the Company terminated the Equity Compensation Plan, and adopted a new share incentive plan (the “2007 Share Incentive Plan”). The 1,473,442 shares issued and held by Master Topful were repurchased by the Company. Under the 2007 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 10% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2007 Share Incentive Plan. The term of each award under the 2007 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. Concurrent with the termination of the Equity Compensation Plan, 1,471,442 options were granted on June 30, 2007 under the 2007 Share Incentive Plan and they have the following vesting periods as of the date of grant:

Exercise price	Number of options	Vesting period
US$
0.0000	76,438	Vest upon a successful initial public offering

1.4720	684,492	30% will vest from the date of grant to December 31, 2007; 40% will vest from January 1, 2008 to December 31, 2008; the remaining 30% will vest upon a successful initial public offering

1.4720	203,832	37.5% will vest from the date of grant to December 31, 2007; 10% will vest from January 1, 2008 to December 31, 2008; the remaining 52.5% will vest upon a successful initial public offering

1.4720	339,536	Vest upon a successful initial public offering

1.4720	38,732	30% will vest from the date of grant to December 31, 2007; 30% will vest from January 1, 2008 to December 31, 2008; the remaining 40% will vest from January 1, 2009 to December 31, 2009

3.8719	117,840	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

3.8719	8,572	30% will vest from the date of grant to December 31, 2007; 30% will vest from January 1, 2008 to December 31, 2008; the remaining 40% will vest from January 1, 2009 to December 31, 2009

6.1420	2,000	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequently, 669,177 options were granted during the year ended June 30, 2008 under the 2007 Share Incentive Plan and have the following vesting periods as of the date of grant:

6.1420	2,000	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

5.56	667,177	30% will vest from the date of grant to December 31, 2008; 30% will vest from January 1, 2009 to December 31, 2009; the remaining 40% will vest from January 1, 2010 to December 31, 2010

The options are granted under the following provisions: if the option holders terminated their services with the Group, the right to vest in the options granted will terminate effective as of the earlier of (i) when the written notice of termination of service is provided, or (ii) the date the option holders are no longer actively employed and physically present on the premises of the Group; once the options are vested, the option may be exercised in whole or in part, and must be exercised prior to the earlier of (i) one year following the termination of service with the Group by reason of death or disability; (ii) 90 days following the option holders’ active employment or service with the Group for any reason other than death or disability; (iii) the fifth anniversary after each respective vesting date. If the termination of service is by reason of cause, the right to exercise the option will terminate concurrently with the termination of service; and the shares acquired upon exercise of the option cannot be sold or transferred during the 180-day period following the effective date of the Company’s initial public offering.

The termination of the Equity Compensation Plan and the adoption of the 2007 Share Incentive Plan were accounted for as a modification. As a result of the modification, an additional compensation cost of RMB 795,544 (US$ 104,512) was recognized in 2007.

Details of the option movements are included in the tables below.

The Company did not have other share-based compensation arrangements.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share options activity

The Company’s share option activities for the years ended June 30, 2005, 2006 and 2007 are set out below:

	Options outstanding	Weighted average exercise price per share	Weighted averaged remaining contractual life	Aggregate intrinsic value	Weighted average intrinsic value per share	Weighted average grant date fair value
		US$		US$	US$	US$
At July 1, 2004, June 30, 2005 and 2006	—	—	—	—	—	—
Granted pursuant to the Equity Compensation Plan	1,011,874	1.4720	5	3,324,006	3.28	3.38
Termination of the Equity Compensation Plan	(1,011,874)	1.4720		(3,324,006)	3.28	3.38
Granted pursuant to the 2007 Share Incentive Plan	1,471,442	1.6080	5	6,293,851	4.28	3.71
Expired	—

Outstanding at June 30, 2007	1,471,442	1.6080	5	6,293,851	4.28	—
Granted pursuant to the 2007 Share Incentive Plan	669,177	5.5617	4	—	—	2.11
Forfeited during the year	(37,866)	1.9334		—		3.23
Exercised	(8,640)	1.4720		(28,365)		3.38

	2,094,113

Vested and expected to vest
As of June 30, 2008	1,271,850	1.7802

As of June 30, 2007	—	—

Exercisable
As of June 30, 2008	851,742	1.4533

As of June 30, 2007	—	—

As of June 30, 2008, there was approximately RMB 13,597,727 (US$ 1,982,436) of unrecognized compensation cost related to nonvested share options granted under the 2007 Share Incentive Plan, and is expected to be recognized over the weighted-average period of 2 years. The total fair value of options vested during the years ended June 30, 2007 and 2008 was RMB nil and RMB 36,287,677 (US$ 5,290,443), respectively. For the year ended June 30, 2008, the Company received RMB 82,186 (US$ 11,982) for exercises of options.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2007	June 30, 2008
Risk-free interest rate	4.74% to 4.89%	2.39% to 4.89%
Expected option life	2.5 years to 3.5 years	3.5 years to 3.98 years
Expected volatility	39.96%	39.95% to 46.31%
Expected dividend	0%	0%

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expected volatility is derived by reference to the average annualized standard deviations of the continuously compounded rates of return on the share prices of listed comparable companies. The expected option life has been assumed to be exercised evenly throughout the option life. The risk-free interest rate is based on the yields of the US Treasury bond as of the grant date with maturity closest to the relevant option expiry date.

14. Other operating expenses

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Aborted AIM initial public offering expenses (Note)	—	20,220,890	—	—
Donation	—	—	3,000,000	437,375
Others	311,378	688,868	131,763	19,210

Total other operating expenses	311,378	20,909,758	3,131,763	456,585

Note:

(a)	Aborted AIM initial public offering expenses are professional fees and other expenses incurred in 2006 related to the Company’s planned initial public offering on the AIM exchange. The offering was aborted in December 2006 and such costs were recognized as other operating expense.

15. Other operating income

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Subsidy income	23,997,547	37,204,620	39,913,661	5,819,081
Other operating income (Note)	727,670	2,818,757	4,187,166	610,455

	24,725,217	40,023,377	44,100,827	6,429,536

Note:	Other operating income mainly comprised of sales of miscellaneous accessories.

16. Other non-operating income

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Unrealized exchange gain	—	—	41,574,303	6,061,189
Others	—	—	1,133,811	165,300

	—	—	42,708,114	6,226,489

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Income tax expenses

The Company is incorporated in the Cayman Islands but has its main operations in the PRC through its PRC subsidiaries.

Cayman Islands and British Virgin Islands

The Company and Bright Sound Limited were incorporated in the Cayman Islands and British Virgin Islands (“BVI”), respectively, and are not subject to the income tax. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

PRC

Prior to January 1, 2008, pursuant to the PRC income tax laws, the Company’s subsidiaries and VIE are generally subject to Foreign Enterprise Income Taxes (“FEIT”) at a statutory rate of 33%. Some of these subsidiaries and VIE are located in the Shenzhen Special Economic Zone and under PRC income taxes laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company’s subsidiaries are under PRC income tax laws entitled to a two year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year, after offsetting all unexpired tax losses carried forward from its first profit making year of operations (the “2-plus-3 Income Tax Holiday”).

INES, NNTS, NETS and BSTS were established in the Shenzhen Special Economic Zone. They are entitled to 2-plus-3 Income Tax Holiday. In addition, as NNTS, NETS and BSTS have been recognized as a key software enterprise, they are entitled to exemption from FEIT for a period of five years commencing from its first profit making year of operations, after offsetting all unexpired tax losses carried forward from previous years, and another five years of 50% relief from FEIT (the “Key Software Enterprise Tax Benefit”). However, NNTS, NETS and BSTS are still required to make the FEIT payments, and subsequently apply for tax refund pursuant to the Key Software Enterprise Tax Benefit after the 2-plus-3 Income Tax Holiday expired.

On January 1, 2008, the new PRC income tax laws became effective. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. That is, the subject tax rate will be 18%, 20%, 22%, 24% and 25% for calendar year 2008, 2009, 2010, 2011 and 2012, respectively for INES, NNTS, NETS and BSTS. However, under the new law, preferential tax treatment for Key Software Enterprise Tax Benefit has been removed.

INES and NNTS are to entitled 50% relief for the calendar year ended December 31, 2006 as 2006 is the third year since the first profit making year (that is, a tax rate of 7.5% for calendar years ended December 31, 2006 and 2007, and 9% for the calendar year ending December 31, 2008) while NETS and BSTS are exempted from FEIT for calendar year ended December 31, 2007 and calendar year ending December 31, 2008 as 2007 is the first profit making year. The 2-plus-3 Income Tax Holiday will end in the calendar year ending December 31, 2008 for INES and NNTS, and in the calendar year ending December 31, 2011 for NETS and BSTS.

BJS, CNNS and BJNZY are established subsequent to the promulgation of the new tax law and as such, they are subject to the uniform tax rate of 25%.

The Company’s other subsidiaries in the PRC have minimal operations, and the Group had minimal operations in jurisdictions other than the PRC.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Aggregate undistributed earnings of the Company’s subsidiaries and VIE in the PRC that are available for distribution to the Company of approximately RMB 110,149,000 (US$ 16,059,000) at June 30, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not attract withholding tax. If those earnings that arose subsequent to January 1, 2008 were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB 5,507,000 (US$ 803,000).

Our calculation of income taxes generally reflects the Company’s status as a non-PRC tax resident company. The tax residency of a company is normally a question of fact. For a company, such as the Company, which has been established outside the PRC, tax residency will only be in the PRC if the location of effective management of the company is in the PRC. The PRC for this purpose does not include Hong Kong, Macao, or Taiwan.

Because the concept of tax residency is new in the PRC and because there is not yet detailed guidance from the PRC tax authorities, it is possible that the tax authorities could in the future assert that the Company and/or one or more of its non-PRC subsidiaries are tax resident in the PRC. In the event that this occurs, then the Company and/or any such subsidiary will become subject to the Enterprise Income Tax Law. This would cause any income the Company or such a subsidiary earns to be subject to the PRC’s 25% FEIT. As there is an exemption for any dividends received by a PRC tax resident company from another tax resident company, such taxable income would not include any dividends from the Company’s Chinese subsidiaries. If the Company and all its non-PRC subsidiaries were found to be tax resident in the PRC, then the additional tax cost might be approximately RMB 1,540,000 (US$ 225,000).

An additional consequence of the Company and/or its non-PRC subsidiaries being tax resident in the PRC would be the taxability in the PRC of the non-PRC tax resident recipients of certain payments made by the Company. This could include, for example, dividends, interest, and royalties.

The following table sets forth current income tax expenses of the Company’s PRC subsidiaries and VIE, which were included in the consolidated statements for the periods presented:

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Current tax	2,968,547	6,130,625	17,608	2,567
Deferred tax	—	(3,238,258)	1,083,787	158,007

	2,968,547	2,892,367	1,101,395	160,574

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations were as follows:

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Income before income taxes	29,603,631	69,320,666	145,299,866	21,183,518

Tax at the domestic income tax rate of 33% or 25%	9,769,198	22,875,820	40,748,688	5,940,821
Tax effect of income that are not taxable	(907,647)	(777,299)	(2,970,336)	(433,050)
Tax effect of expenses that are not deductible:
Share-based compensation expenses	—	2,232,888	1,943,731	283,380
Losses that cannot be carried forward	4,838,135	—	—	—
Certain employee’s benefits	264,325	393,531	612,491	89,296
Other non-deductible expenses	46,707	250,671	721,968	105,256
Tax effect of intercompany transactions that are not deductible (taxable)	906,749	(1,096,832)	(9,628,803)	(1,403,800)
Effect of tax holidays and tax concessions:
Preferential tax treatment	(5,328,653)	(12,477,719)	(10,130,397)	(1,476,928)
2-plus-3 Income Tax Holiday	(7,582,536)	(14,621,847)	(15,335,879)	(2,235,844)
Change in valuation allowance	4,607,196	10,346,032	12,174,535	1,774,947
Non-taxable VAT refund	(3,599,631)	(5,446,398)	(5,592,637)	(815,360)
Effect of changes in enacted tax law and rates	—	(3,895,292)	(11,884,938)	(1,732,725)
Effect of (income) loss of the Company and subsidiaries not subject to tax in other jurisdictions	(45,296)	5,108,812	442,972	64,581

	2,968,547	2,892,367	1,101,395	160,574

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
The aggregate effect	12,911,189	27,099,566	25,466,276	3,712,772
Per share effect—basic	0.60	1.26	0.77	0.11
Per share effect—diluted	0.46	0.92	0.74	0.11

The Group adopted the provisions of FASB Interpretation No. 48 effective July 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2008, there is no interest and penalties related to uncertain tax positions. The tax positions for the years 2006 to 2008 may be subject to examination by the PRC tax authorities.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets:

	Years ended June 30,
	2007	2008	2008
	RMB	RMB	US$
Tax loss carried forwards	18,293,807	24,126,667	3,517,468
Allowance for excess and obsolete inventories	3,812,945	6,254,037	911,787
Allowance for doubtful debts	491,652	3,287,663	479,314
Deferred revenue	210,836	231,622	33,769

Total deferred tax assets	22,809,240	33,899,989	4,942,338
Less: valuation allowance	(19,570,982)	(31,745,517)	(4,628,234)

Total net deferred tax assets	3,238,258	2,154,472	314,104

Movement of valuation allowances:

	As of June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
At the beginning of year	1,089,854	5,697,050	19,570,982	2,853,287
Effect of change in tax rate	—	3,527,900	—	—
Current year addition	4,607,196	10,346,032	12,174,535	1,774,947

At the end of year	5,697,050	19,570,982	31,745,517	4,628,234

Valuation allowances have been provided on the deferred tax assets because the Company believes that it is not more likely than not that the assets will be utilized. As of June 30, 2007 and 2008, valuation allowances were provided for the deferred tax assets relating to the future benefit of net operating loss carryforward as the management determines that the utilization of those net operating loss carryforward not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB 24,016,333, RMB 76,818,101 and RMB 29,843,732 (US$ 4,350,969), incurred in the years ended June 30, 2006, 2007 and 2008, respectively, will expire in the years ending June 30, 2010, 2011 and 2012, respectively.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Net income per share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	As of June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net income	26,635,084	66,428,299	144,198,471	21,022,944
Deemed dividend on issuance of preference shares	(1,516,361)	(1,516,362)	(379,092)	(55,268)
Deemed dividend on issuance of warrants	—	(1,136,710)	—	—
Dividends on preference share	—	(17,705,374)	—	—
Amounts allocated to preference shares for participating rights to dividends	(5,851,795)	3,719,846	(10,278,093)	(1,498,461)

Income attributable to holders of ordinary shares—basic	19,266,928	49,789,699	133,541,286	19,469,215
Amount allocated to preference shares for participating rights to dividends	5,851,795	(3,719,846)	10,278,093	1,498,461
Derivative loss	—	55,207	—	—
Amount reallocated to preference shares for participating rights to dividends	(6,205,054)	3,190,390	(10,042,717)	(1,464,145)

Income attributable to holders of ordinary shares—diluted	18,913,669	49,315,450	133,776,662	19,503,531

Weighted average ordinary shares outstanding used in computing basic income per share	21,473,442	21,473,442	33,153,982	33,153,982
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	—	1,433,242	902,333	902,333

Shares used in calculating diluted income per share	21,473,442	22,906,684	34,056,315	34,056,315

Basic earnings per share	0.90	2.32	4.03	0.59

Diluted earnings per share	0.88	2.15	3.93	0.57

The Company had securities which could potentially dilute basic income per share in the future, but which were excluded from the computation of diluted net income per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	As of June 30,
	2006	2007	2008
Warrants	—	—	218,064

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Related party transactions

The Company has entered into a number of transactions with related parties. The balances and transactions with these related parties for the years ended June 30, 2006, 2007 and 2008 are as follows:

Name of related party	Relationship with the Group

Xu Dong	Chairman, director and shareholder

Wang Xiao Tong	Director and shareholder

Shenzhen Noah Industrial Co., Limited	Common shareholders and directors

Chengdu Nuo Ya Wei Ye Trading Co., Ltd. (“Chengdu Nuo Ya Wei Ye”)	Distributor with common shareholder

Shanghai Ke Sheng Trading Co., Ltd. (“Shanghai Ke Sheng”)	Distributor with common shareholder

Tang Ben Guo	Director and shareholder

Rick Chen	Executive Vice President

Liu Ding Jian	Vice President, Marketing

Ouyang Ming	Vice President, Content Development

Xiao Xian Quan	Director, Chief Operating Officer and Vice Presidents, Sales

Zheng Wei	Vice President, Research and Development

(1) Balances with its related parties

		As of June 30,
	Name of related party	2007	2008	2008
		RMB	RMB	US$
Related party receivables	Tang Ben Guo	182,799	149,161	21,746
	Wang Xiao Tong	—	5,914	862
	Xu Dong	21,920	92,511	13,487
	Xiao Xian Quan	142,520	390,623	56,950
	Zheng Wei	270,000	—	—
	Rick Chen	—	5,482	799
	Ouyang Ming	—	11,817	1,723
	Liu Ding Jian	32,000	50,580	7,375

		649,239	706,088	102,942

The amounts are unsecured, interest free and are repayable on demand.

(2) Transactions with related parties

(i) Sales and purposes between the Group and its related parties are as follows:

		Year ended June 30,
Account	Name of related party	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Sales	Chengdu Nuo Ya Wei Ye	31,763,266	18,439,980	—	—
	Shanghai Ka Sheng	212,855	—	—	—

		31,976,121	18,439,980	—	—

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Disposal of assets to related parties

In 2006, the Group disposed of 90% and 10% of its interest in a subsidiary to Shenzhen Noah Industrial Co., Limited and the founding shareholder, respectively for a total consideration of RMB 10,000,000.

20. Commitments and contingencies

Commitments

As of June 30, 2008, the Company had commitments under non-cancelable operating leases for office facilities and contracts for marketing expenses. Future minimum lease payments at June 30, 2008, by year end are as follows:

	Operating leases for office facilities	Marketing expenses	Total	Total
	RMB	RMB	RMB	US$
2009	5,589,796	3,553,754	9,143,550	1,333,054
2010	2,436,461	—	2,436,461	355,216
2011	674,349	—	674,349	98,315
2012	135,960	—	135,960	19,822
2013	63,594	—	63,594	9,271
Thereafter	—	—	—	—

	8,900,160	3,553,754	12,453,914	1,815,678

The Group incurred rental expenses under operating leases of RMB 3,419,880, RMB 3,756,657 and RMB 5,793,608 (US$ 844,671) for the years ended June 30, 2006, 2006 and 2007, respectively.

Significant legal proceedings

In October 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings Ltd. et al. was filed in the United States District Court for the Southern District of New York against the Company in connection with the Company’s October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of the Company’s October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that the Group was then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. In November 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings Ltd. et al. and Sebik v. Noah Education Holdings Ltd. et al. were filed in the United States District Court for the Southern District of New York against the Company with substantially the same allegation. The Company believes that the plaintiffs’ allegation has no merit and intends to vigorously defend against the lawsuit.

INES is alleged to have committed an infringement of the trademark “Juwuba” registered by Beijing Anneng North Technology Service Co., Ltd (“Anneng”). The Haidian Sub-bureau of the Beijing Administration for Industry and Commerce (the “Haidian Bureau”) determined in October 2006 that INES infringed this trademark and ordered INES to discontinue the use of the trademark. The Haidian Bureau also ordered 119 electronic dictionaries bearing the trademark to be confiscated. In November 2006, Anneng filed a civil lawsuit against INES based on an alleged infringement of the same trademark with the Beijing First Intermediate People’s Court. Anneng claimed RMB 500,000 damages and costs of the proceeding from INES. In April 2007, the Beijing First Intermediate People’s Court awarded Anneng damages in the amount of RMB 400,000. INES

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

appealed the judgment in May 2007 arguing that its use of “Juwuba” was descriptive and not in the trademark sense, and that Anneng did not suffer any damages because Anneng itself was an assignee of the trademark who had not used the trademark prior to the alleged infringement. The lawsuit was subsequently settled with no payment.

In April 2006, Xiangguo Information Technology (Shanghai) Co., Ltd., Xiangguo International Electronic Technology (Shanghai) Co., Ltd. and Tianjin Beibeijia Technology Development Co., Ltd., filed a lawsuit with the Changhsa Intermediate People’s Court against INES and other third parties for alleged infringement of a patent in relation to the production and sale of Bei Bei Recity Belt, a posture-correcting school bag. The plaintiff asked for destruction of all inventory and damages in the amount of RMB 2,000,000. INES had purchased these bags and gave them out as gifts to customers in its promotional events and did not produce or sell these products. In July 2006, INES submitted its defense explaining that INES obtained the products from a lawful supply channel without prior knowledge of the infringement, agreeing to discontinue the distribution of the products and denying responsibility for damages sought by the plaintiffs. The lawsuit was subsequently settled with no payment.

In October 2005 and December 2006, Beijing Ren’ai Education Institution (“Beijing Ren’ai”) commenced two separate proceedings at the Beijing First Intermediate People’s Court against INES for alleged infringement of Beijing Ren’ai’s copyright in its textbooks and recorded pronunciations of English words used by INES on its website. Beijing Ren’ai withdrew its first claim in December 2006 and its second claim in February 2007. In July 2007, Beijing Ren’ai commenced two new legal proceedings at the Beijing Haidian District People’s Court and the Anhui Province Hefei City Intermediate People’s Court against INES on substantially the same grounds and claimed RMB 500,000 as compensation. The judgments of the legal proceedings were delivered in May 2008 and July 2008, and INES was ordered to settle compensation of approximately RMB 165,000 and RMB 63,000 to Ren’ai. Accruals of these amounts have been made as of June 30, 2008.

Other contingency

The Company has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to RMB 5,650,652 and RMB 6,647,580 (US$ 969,162) as of June 30, 2007 and 2008, respectively. However, accrual for the penalties that may be imposed by the relevant PRC government authorities has not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any penalty at all. Should the PRC government decide to assess penalty, the amount is estimated to be approximately RMB 4,457,000 (US$ 650,000) as of June 30, 2008.

21. Statutory reserves

The Group’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”) to statutory surplus reserve and statutory public welfare fund.

The statutory surplus reserve can be used to increase the registered capital and eliminate future losses of the companies, it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The Group’s subsidiaries are required to appropriate 10% of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further appropriation will be at their directors’ recommendation. During the year ended June 30, 2005, the Group made total appropriations to these statutory reserves of approximately RMB 5,000,000. The statutory surplus reserve balance at June 30, 2007 and 2008, were RMB 5,000,000 and RMB 5,000,000 (US$ 728,959), respectively.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The statutory welfare public reserve can only be used for the collective benefits and facilities of the employees. The Group’s subsidiaries are required to appropriate certain of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory welfare public reserve. The percentage of appropriation will be their directors’ recommendation. No appropriation was made during the report periods.

These reserves represents appropriations of retained earnings determined according to PRC law and may not be distributable.

In addition to these reserves, the registered capital of the Company’s PRC subsidiaries are also restricted. As of June 30, 2008, the total amount of the restricted capital and reserves amounted to RMB 781,017,056 (US$ 113,865,821).

22. Segment information

Operating segments are defined as components of an enterprise that engage in business activities for which separate information is available and evaluated by the chief operating decision maker. During the years ended June 30, 2006 and 2007, the Group operates in one operating segment, and this includes primarily the development, manufacture and sale of specialty handheld digital learning devices and content. During the year ended June 30, 2008, the Group also provides after-class tuition programs to primary and secondary school students. The net revenue, net income and assets relating to the after-class tuition segment accounted for less than 10% of the Company’s consolidated net revenue, net income and assets.

Geographical disclosures: the Company mainly operates in the PRC and in 2006, 2007 and 2008, no single country other than mainland China accounted for 10% or more of the Company’s consolidated net revenue. In addition, all the identifiable assets of the Company are located in the PRC.

Major customers: There are no single customers who contributed for 10% or more of the Company’s net revenue for the years ended June 30, 2006, 2007 and 2008.

Product groups: the Company sells specialty handheld electronic learning devices, which include digital learning devices and e-dictionaries, that are similar in nature, have similar production process, have similar type of customers and utilize the same distribution method, as discrete financial information is not available for the Company’s operations of prepaid cards and software; they are considered to be service lines instead of segment. Revenue from these product groups are as follows:

	For the years ended June 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Electronic learning devices	393,038,939	548,164,024	644,957,464	94,029,459
Prepaid premium cards	—	5,543,896	1,251,406	182,445
Software	—	1,517,094	3,864,279	563,380

	393,038,939	555,225,014	650,073,149	94,775,284
Tuition fee income	—	—	1,861,453	271,384

	393,038,939	555,225,014	651,934,602	95,046,668

SCHEDULE 1

NOAH EDUCATION HOLDINGS LIMITED

BALANCE SHEET

	As of June 30,
	2007	2008
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	17,100,963	21,437,399
Amounts due from subsidiaries	23,680,108	871,865,481
Trading investments	—	12,875,217
Prepaid expenses and other current assets	79,963	3,012,709

Total current assets	40,861,034	909,190,806
Investments in subsidiaries	205,441,974	394,067,207

Total assets	246,303,008	1,303,258,013

Liabilities and Shareholders’ Equity
Current Liabilities
Other payables and accruals	7,315,274	3,308,508
Deferred revenue	—	9,186,294

Total current liabilities	7,315,274	12,494,802
Warrants	4,934,514	5,830,023

Total liabilities	12,249,788	18,324,825

Mezzanine Equity
Convertible Series A Preference Shares, US$ 0.00005 par value; 200,000,000 shares authorized as of June 30, 2007; US$ 2,4533 per share, 6,521,962 shares issued and outstanding as of June 30, 2007	129,375,286	—

Shareholders’ Equity
Ordinary shares, US$ 0.00005 par value; 600,000,000 shares authorized as of June 30, 2007; 21,473,442 and 38,063,201 shares issued and outstanding as of June 30, 2007 and 2008 respectively	8,888	15,349
Additional paid-in capital	48,737,939	1,169,618,982
Accumulated other comprehensive loss	(5,497,826)	(89,949,455)
Retained earnings	61,428,933	205,248,312

Total shareholders’ equity	104,677,934	1,284,933,188

Total liabilities and shareholders’ equity	246,303,008	1,303,258,013

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF OPERATIONS

	Years ended June 30,
	2006	2007	2008
	RMB	RMB	RMB
General and administrative expenses	(1,027,215)	(14,239,240)	(7,445,427)
Other operating expenses	(1,514,116)	(20,220,890)	—
Other operating income	—	—	49,872,230

Operating (loss) income	(2,541,331)	(34,460,130)	42,426,803
Derivative gain (loss)	2,667,401	(55,207)	(1,868,238)
Other non-operating income	—	—	1,133,811
Investment loss	—	—	(810,067)
Interest income	171,581	408,025	11,062,762

Income (loss) before income taxes	297,651	(34,107,312)	51,945,071
Provision for income taxes	—	—	—

Income (loss) after tax	297,651	(34,107,312)	51,945,071
Share of net profits of subsidiaries, net of taxes	26,337,433	100,535,611	92,253,400

Net income	26,635,084	66,428,299	144,198,471
Preference stock dividend	—	(17,705,374)	—
Deemed dividend	(1,516,361)	(2,653,072)	(379,092)

Net income attributable to ordinary shareholders	25,118,723	46,069,853	143,819,379

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive (Loss) Income	Retained earnings	Total shareholders’ equity	Comprehensive income
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
As at July 1, 2006	21,473,442	8,888	32,572,269	6,061	52,277,580	84,864,798	38,908,631

Net income	—	—	—	—	26,635,084	26,635,084	26,635,084
Cumulative Translation Adjustment	—	—	—	(2,488,028)	—	(2,488,028)	(2,488,028)
Deemed distribution to shareholders	—	—	—	—	(1,516,361)	(1,516,361)	—

As at June 30, 2007	21,473,442	8,888	32,572,269	(2,481,967)	77,396,303	107,495,493	24,147,056

Net income	—	—	—	—	66,428,299	66,428,299	66,428,299
Share-based compensation	—	—	14,830,713	—	—	14,830,713	—
Cumulative Translation Adjustment	—	—	—	(3,015,859)	—	(3,015,859)	(3,015,859)
Deemed distribution to shareholders	—	—	—	—	(1,516,362)	(1,516,362)	—
Deemed dividend on issuance of warrants	—	—	—	—	(4,879,307)	(4,879,307)	—
Deemed capital contribution from shareholders on disposal of a subsidiary	—	—	1,334,957	—	—	1,334,957	—
Dividend to ordinary shareholders and preference shareholders
(RMB 2.715 per share)	—	—	—	—	(76,000,000)	(76,000,000)	—

As at June 30, 2007	21,473,442	8,888	48,737,939	(5,497,826)	61,428,933	104,677,934	63,412,440

Issue of ordinary shares pursuant to initial public offering	10,202,641	3,809	1,067,015,352	—	—	1,067,019,161	—
Direct offering expenses	—	—	(90,480,425)	—	—	(90,480,425)	—
Conversion of preference shares to ordinary shares	6,521,962	2,698	129,753,248	—	—	129,755,946	—
Share repurchase	(143,484)	(49)	(5,833,952)	—	—	(5,834,001)	—
Exercise of share options	8,640	3	82,183	—	—	82,186	—
Net income	—	—	—	—	144,198,471	144,198,471	144,198,471
Share-based compensation	—	—	20,344,637	—	—	20,344,637	—
Cumulative translation adjustment	—	—	—	(84,451,629)	—	(84,451,629)	(84,451,629)
Deemed distribution to shareholders	—	—	—	—	(379,092)	(379,092)	—

	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	123,159,282

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF CASH FLOWS

	Years ended June 30,
	2006	2007	2008
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	26,635,084	66,428,299	144,198,471
Adjustments to reconcile net income to net cash provide by (used in) operating activities:
Share of net profits of subsidiaries	(26,337,433)	(100,535,611)	(92,253,400)
Derivative (gain) loss	(2,667,401)	55,207	1,868,238
Unrealized loss on trading investments	—	—	852,373
Share based compensation	—	—	825,865
Dividend received from a subsidiary	16,000,000	76,000,000	—
Unrealized exchange difference	—	(2,544,842)	(137,927,681)
Changes in current assets and liabilities:
Trading investments	—	—	(13,727,590)
Prepaid expenses and other current assets	1,055,794	(79,963)	(2,932,746)
Other payables and accruals	230,263	7,085,011	(4,006,766)
Deferred revenue	—	—	9,186,294

Net cash provided by (used in) operating activities	14,916,307	46,408,101	(93,916,942)

Cash flows from investing activities:
Capital injections in subsidiaries	(2,003,158)	—	(22,649,638)
Advances to subsidiaries	(16,922,368)	(6,757,740)	(848,185,373)
(Loan to) repayment from a subsidiary	(44,163,431)	44,163,431	—

Net cash (used in) provided by investing activities	(63,088,957)	37,405,691	(870,835,011)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	976,538,736
Proceeds from exercise of share options	—	—	82,186
Shares repurchase	—	—	(5,834,001)
Dividend paid to ordinary and preference shareholders	—	(76,000,000)	—

Net cash (used in) provided by financing activities	—	(76,000,000)	970,786,921

Effect of exchange rate changes on cash and cash equivalents	(2,555,704)	(470,852)	(1,698,532)
Net (decrease) increase in cash and cash equivalents	(48,172,650)	7,813,792	6,034,968
Cash and cash equivalents at beginning of year	60,486,377	9,758,023	17,100,963

Cash and cash equivalents at end of year	9,758,023	17,100,963	21,437,399

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

NOTE TO SCHEDULE 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2008, RMB 781,017,056 (US$ 113,865,821) of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2006, 2007 and 2008.

During the year ended June 30, 2007, a cash dividend of RMB 76,000,000 (equivalent to US$ 11,080,171) was declared by a subsidiary of the Company.