Form 20-F
period 2009-06-30
NOAH EDUCATION HOLDINGS LTD.
filed 2009-11-20
CIK 1411825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Jerry He, Chief Financial Officer
Tel: +86-755-8343-2800
E-mail: jerry.he@noahedu.com
Fax: +86-755-8204-9670
10th Floor B Building
Futian Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong Province, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary shares, par value US$0.00005 per share	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 37,758,963 ordinary shares, par value US$ 0.00005 per share, as of June 30, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
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
References to a “year” or “quarter” are to a calendar year or quarter, unless otherwise indicated. References in this annual report to a “fiscal year” are to our fiscal year ended or ending June 30.
Unless otherwise indicated, all share and per share information in this annual report gives effect to the 1 to 2 share split of our ordinary and preference shares effected on October 5, 2007.
We and a selling shareholder completed the initial public offering of 11,324,198 ADSs on October 24, 2007. On October 19, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.”
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
In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to expand our content, attract customers and leverage our brands;

•	our ability to manage growth;

•	trends and competition in the interactive educational content industry; and

•	fluctuations in general economic and business conditions in China.

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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected consolidated statement of operations data for the fiscal years ended June 30, 2007, 2008 and 2009 and balance sheet data as of June 30, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The following selected consolidated statement of operations data for the fiscal year ended June 30, 2005 and 2006 and the balance sheet data as of June 30, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate expected future results.

	Year Ended June 30,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenue	208,950	393,039	555,225	651,935	671,146	98,261
Cost of revenue(1)	(115,519)	(174,584)	(266,566)	(318,788)	(326,401)	(47,788)

Gross profit	93,431	218,455	288,659	333,147	344,745	50,473

Research and development expenses(1)	(8,646)	(20,345)	(43,487)	(52,667)	(56,302)	(8,243)
Sales and marketing expenses(1)	(37,375)	(179,869)	(172,540)	(197,430)	(210,693)	(30,847)
General and administrative expenses(1)	(14,684)	(16,508)	(24,676)	(44,260)	(58,499)	(8,565)
Other operating expenses	(13,793)	(311)	(20,910)	(3,132)	(158)	(23)

Total operating expenses	(74,498)	(217,034)	(261,612)	(297,489)	(325,652)	(47,678)

Other operating income	16,437	24,725	40,023	44,101	45,576	6,673

Operating income	35,370	26,147	67,070	79,759	64,669	9,468
Derivative gain (loss)	2,365	2,667	(55)	(1,868)	5,807	850
Interest income	1,168	952	2,306	13,644	5,308	777
Investment income	—	—	—	11,057	15,257	2,234
Interest expense	—	(162)	—	—	—	—
Other non-operating income	—	—	—	42,708	6,204	908

Income before income taxes	38,903	29,604	69,321	145,300	97,245	14,237
Provision for income taxes	—	(2,969)	(2,892)	(1,101)	(255)	(37)

Net income	38,903	26,635	66,428	144,199	96,990	14,200
Preference share dividends	(3,728)	—	(17,705)	—	—	—
Deemed dividend	(1,516)	(1,516)	(2,653)	(379)	—	—

Net income attributable to ordinary shareholders	33,659	25,119	46,070	143,820	96,990	14,200

Net income per ordinary share
Basic	1.34	0.90	2.32	4.03	2.66	0.39
Diluted	1.32	0.88	2.15	3.93	2.62	0.38
Net income per ADS(2)
Basic	1.34	0.90	2.32	4.03	2.66	0.39
Diluted	1.32	0.88	2.15	3.93	2.62	0.38
Weighted average number of ordinary shares used in per share calculations:
Basic	21,473,442	21,473,442	21,473,442	33,153,982	36,446,790
Diluted	21,473,442	21,473,442	22,906,684	34,056,315	37,069,492
Cash dividends per ordinary share	0.5715	—	2.7145	—	3.8249	0.56
Cash dividends per preference share	0.5715	—	2.7145	—	—	—

	As of June 30,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	105,972	59,958	77,367	260,223	493,911	72,313
Total assets	284,142	313,090	329,710	1,362,871	1,327,019	194,287
Total current liabilities	70,200	77,736	90,723	64,392	133,697	19,574
Warrants	2,735	—	4,934	5,830	—	—
Ordinary Shares	9	9	9	15	15	2
Additional paid-in capital	32,572	32,572	48,738	1,169,619	1,029,778	150,768
Accumulated other comprehensive income (loss)	6	(2,482)	(5,498)	(89,949)	(93,632)	(13,709)
Retained earnings	52,277	77,396	61,429	205,248	250,934	36,739
Total shareholders’ equity	84,864	107,495	104,678	1,284,933	1,187,094	173,801

(1)	Share-based compensation expenses are included in our cost of revenue and operating expenses as follows:

	Year Ended June 30,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation included in:
Cost of revenue	—	—	376	228	240	35
Research and development expenses	—	—	9,444	4,175	3,198	468
Sales and marketing expenses	—	—	4,386	14,846	2,453	359
General and administrative expenses	—	—	624	1,095	2,282	334

(2)	Each ADS represents one ordinary share.
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.8302 to US$ 1.00, the noon buying rate in effect as of June 30, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 13, 2009, the noon buying rate was RMB 6.8260 to US$ 1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you. The source of these rates is Federal Reserve Statistical Release.

	Noon Buying Rate
	(RMB per US$ 1.00)
	Period
Period	End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November (through November 13)	6.8260	6.8265	6.8278	6.8255

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
As of June 30, 2009, we had developed a collection of approximately 47,500 courseware titles, which we deliver primarily through our handheld digital learning devices, or DLDs, platform. The continued acceptance by users of our education content and our DLD platform is key to our future revenue growth. To remain competitive, we must continually develop and enhance new and existing content and update and diversify our delivery platforms to adapt to the changing needs and preferences of students and educators, changes in educational curricula and technological advances. We may not be able to predict these changes in needs and preferences or technological advances. As the development of new interactive multimedia content, delivery platforms and underlying technology requires extensive investment of time, effort and resources, we may not be able to successfully adapt to these changes. Our failure to predict or adapt to changes may have a material adverse effect on our business and our results of operation.
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
Our business depends on strong brands, and if we are not able to maintain and enhance our brand awareness, our business, financial condition and results of operations may be harmed.
Our brands are integral to our sales and marketing efforts and we believe that market awareness of our “Noah” brand and the recently acquired “Little New Star” brand has contributed significantly to the success of our business. Maintaining and enhancing the “Noah” and “Little New Star” brands are critical to our ability to maintain a competitive advantage. If the value of our brands or image is diminished or if our brands do not continue to be attractive to customers, our business, financial condition and results of operations may be materially and adversely affected. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining innovative, distinctive and consistent products and maintaining quality of service across our operations, as well as our ability to respond to competitive pressures. If we are unable to do so, our sales and growth may decline, which could in turn adversely affect our results of operations. We have incurred significant brand promotion expenses to date, but we cannot guarantee that our marketing efforts will be successful in further promoting our brands to remain competitive. There have been instances of complaints in the past on Internet forums regarding the quality and usefulness of our products, and certain of our advertisements in the past have been cited by certain government authorities to be deceptive or exaggerations, all of which may negatively affect our brands and reputation. Our business may also be adversely affected if our public image or reputation were diminished, whether due to unsatisfactory services or products or otherwise.
We license a substantial portion of our content from third parties, and our licenses may expire or not be renewed.
We develop courseware titles based on standardized textbooks and other print-based content that we license from domestic and international education content publishers, including The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute and Sanseido Co., Ltd. If one or more existing licenses covering any of our courseware titles were to be terminated or if we were unable to renew such licenses, we would have to cancel the courseware titles based on the textbooks covered by the licenses, which could have a negative impact on our results of operations.
If we cannot maintain good relationships with teachers in our Teachers’ Alliance, our content development ability may diminish and our content sales may suffer.
We depend on our teachers and education experts from our Teachers’ Alliance to assist us in planning the courseware curricula and preparing lesson plans for our courseware titles. They enhance the quality of our courseware titles and are essential to the marketing of our brands. We must continue to attract qualified teachers and establish relationships with new teachers. Historically, our short-term contractual arrangements with these teachers were renewed on a yearly basis. In the fiscal year ended June 30, 2009, we ended our practice of renewing the short-term contractual arrangements. We now enter into contracts with teachers when they participate in the creation of our courseware and share with us their lesson plans. If we fail to attract and enter into contractual arrangements with qualified teachers and education experts, our courseware development capability will be negatively affected and our business and brands may suffer as a result.

We are subject to securities class action lawsuits alleging that we misrepresented or failed to disclose in our initial public offering registration statement that the increases in the costs of raw materials were negatively impacting our gross margin. If the class action lawsuits are successful, they may have an adverse effect on our financial condition and operating results.
On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of our October 2007 initial public offering failed to disclose that one model of our DLD products did not include a recycling warning sticker required under Chinese laws. We have filed a motion to dismiss the consolidated case, which is currently pending.
We believe that the plaintiffs’ allegations have no merit and we intend to vigorously defend against the lawsuits. However, defending these lawsuits could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our ADSs.
Third parties have brought intellectual property infringement claims against us in the past, and may bring similar claims in the future.
We have been subject to intellectual property infringement claims in the past. We have recently settled three legal proceedings and there are three pending legal proceedings against Innovative Noah and New Noah, our wholly owned subsidiaries, for alleged patent and copyright infringements. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for more details concerning these proceedings.
We cannot assure you that our educational content used for our courseware and materials used for our after-school tutoring and English training for children services will not be alleged to infringe the copyright of third parties. Educational institutions and organizations, content providers and publishers, competitors and others may in the future initiate intellectual property infringement claims against us. We cannot assure you that all our employees and contractors will strictly comply with our policy prohibiting them from infringing the copyright of third parties. As a result, we could be sued and become liable for the intellectual property infringement and other actions of our employees or contractors. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brands. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. In the future, we may increasingly be subject to intellectual property infringement claims as we increase the number and types of products that we offer, as the number of products, services and competitors in our markets grows, as we enter into new markets and as our products receive more attention and publicity.
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
Preventing intellectual property infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our intellectual property by unrelated third parties may damage our reputation and brands. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights and our business may suffer materially.
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
We plan to continue to expand our business into new geographical areas in China. As China is a large and diverse market, consumer trends and demands may vary significantly by region. The targeted users in these new geographic areas may not be able to afford our content and electronic learning products, or ELPs, and they may not be willing to incorporate digital learning into their studies. Our experience in the markets in which we currently operate may not be applicable in the smaller towns or other regions of China and our current business model may fail in those areas. Additionally, when we enter new markets, we may face intense competition from companies with greater experience or established presence in the targeted geographical areas and competition from other companies with similar expansion targets. As we expand into new markets, we may have to commence costly advertising campaigns, which may not be successful or which may reduce or eliminate the impact of any sales, or which may cause us to experience a net loss in the new markets.
Failure to execute our growth strategies of online content distribution, after-school tutoring and English training services for children may have a material adverse affect on our business and prospects.
Our growth strategies include expanding and diversifying the way we distribute our content, particularly through the Internet, and expanding into after-school tutoring and English training services for children. As we move to distribute our content through the Internet, we will face a heightened risk that our intellectual property may be stolen or copied, which could dilute our brands and harm our competitive position. We may lack the technological expertise to sufficiently guard against online piracy when we commence online distribution, or we may fail to adapt to new online piracy techniques as they develop. Another element of our growth strategy is to expand into complementary services such as after-school tutoring and English training services for children to enhance our branding as an education company. Because we have limited experience operating after-school tutoring and English training for children services, our curriculum, lesson design and operating plan are not fully tested, and may fail to attract or retain students. Additionally, public perception of our brands may be impacted by the results of our entry into, and our operation of, after-school tutoring and English training for children services. If we fail to successfully execute these growth strategies, we may not be able to continue to maintain our position as a market leader in interactive education content, and the prospects of our business may be materially and adversely affected.
We may not be able to manage our growth and continue to integrate new expansion into our operations, which could adversely affect our business and results of operations.
We have experienced substantial growth since we commenced our operation in educational content development. This growth has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group. We are in the process of integrating the Little New Star Education Group’s business into our operation. We may continue to expand our operations through the acquisition of additional businesses, products or technologies. We may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. Our failure to manage our expansion, through internal growth or acquisitions, could have a material adverse effect on our business, results of operations and financial condition.
Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our Chairman and Chief Executive Officer, Mr. Dong Xu, our President and Chief Operating Officer, Mr. Benguo Tang, and our Chief Technology Officer, Mr. Xiaotong Wang. Although we entered into three-year employment agreements with our executive officers at the time of our initial public offering, these agreements are not guarantees that we can retain the services of these executives during the contracted term. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.
The interactive education content market in China is rapidly evolving and very competitive. Some of our competitors who were present when we entered the market in 2004 no longer operate in this field and others have lost their dominant positions. We expect competition in this market to persist and intensify. Our main competitors in the DLD market include Shanghai Ozing Digital Technology Limited and Guangdong Bubugao Electronic Industry Limited. Our main competitor in the handheld kids’ learning device, or KLD, market is Guangdong Bubugao Electronic Industry Limited. Our main competitors in the E-dictionaries market include Guangdong Bubugao Electronic Industry Limited and Global View Co., Ltd. We also compete indirectly with online education content providers, such as Beijing No. 4 Middle School Net and Hubei Province Huanggang Middle School Net, and providers of interactive education content through CD-ROMs such as Human Education & Technology Co., Ltd. and Guangdong Dongtian Culture Enterprise Co., Ltd. Our main competitors in children’s English training markets include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Some of our direct, indirect and potential competitors may have longer operating histories and greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in user requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, our revenues, profitability and market share may be harmed.
We have no control over our third-party distributors.
We do not directly sell our products to our target consumers, but sell our products through third-party distributors in China, who in turn resell our products to customers or sub-distributors. While our third-party distributors are obligated by contract to abide by certain sales protocols and guidelines and our sales department periodically monitors their performance, we do not control them and there is no guarantee that they will adhere to our contracts with them. To the extent they misuse our brands, make false representations of our products or otherwise commit any misdeeds, misdemeanors or crimes, whether or not related to our products, our reputation could be harmed.
We rely on a limited number of manufacturers to produce our finished products, and our reputation and results of operations could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.
We outsource substantially all of our finished goods manufacturing to five manufacturers, all of whom manufacture our products at facilities in Guangdong Province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers’ terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, our reputation and results of operations would suffer. In addition, as we do not have long-term agreements with our manufacturers, they may stop manufacturing for us at any time, with little or no notice, and we may not be able to locate other manufacturers in time or at all. Any delay or inability to manufacture sufficient quantities of our finished products may materially and adversely affect our business, financial condition and results of operations.
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
We have not made adequate social welfare payments required under applicable PRC labor laws. We have made a provision in our financial statements in the amount of RMB 5.7 million, RMB 6.6 million and RMB 7.2 million (US$ 1.1 million) as of June 30, 2007, 2008 and 2009, respectively, to cover this potential liability. We cannot assure you that such provisions will be sufficient to discharge all potential claims for unpaid past due social welfare payments. This is particularly so if the PRC government were to impose penalties, potentially as high as 0.2% per day on the amount due. If we are liable for a substantial amount of past due social welfare payments that we have not made a provision for, our financial condition may be materially and adversely affected.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. The requirement of a management report on our internal control over financial reporting first applies to our annual report on Form 20-F for the fiscal year ended on June 30, 2009. Pursuant to the applicable SEC rules, the requirement of an auditor attestation on management’s report will first apply to our annual report for the fiscal year ending June 30, 2010.

Our management has concluded that our internal control over financial reporting is effective as of June 30, 2009. See “Item 15T. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
We rely on contractual arrangements with Noah Zhi Yuan and its shareholders to operate our online business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Noah Zhi Yuan and Its Shareholders” and “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Noah Zhi Yuan and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over Noah Zhi Yuan as direct ownership. If we had direct ownership of Noah Zhi Yuan, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Noah Zhi Yuan, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Noah Zhi Yuan or any of its shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Noah Zhi Yuan were to refuse to transfer their equity interest in Noah Zhi Yuan to us or our designee when we exercise the option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with Noah Zhi Yuan and/or its shareholders.
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
The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese government authorities including, the Ministry of Education, the General Administration of Press and Publication and the Ministry of Culture, depending on the specific activities conducted by the Internet content provider. Noah Zhi Yuan holds an Internet content provider license with limited business scope issued by the Guangdong branch of the Ministry of Information Industry and has received approval from the Department of Education of Guangdong Province to operate its educational website, an Internet culture license from the Ministry of Culture, and a value-added telecommunications business license from the Ministry of Industry and Information Technology. Noah Zhi Yuan has applied for an Internet electronic bulletin board service license from the Department of Information Industry of Guangdong Province and an Internet publishing license from the General Administration of Press and Publication. However, due to the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that the licenses held and being applied for by Noah Zhi Yuan will be deemed to be adequate for all its online services. Failure to comply with applicable Chinese Internet regulations, including engaging in business activities prior to obtaining the requisite licenses, could subject us to severe penalties, including fines and/or other restrictions imposed upon us, or even orders of cessation of Noah Zhi Yuan’s operations.
If the PRC authorities determine that we do not have the requisite licenses or permits to operate tutoring centers, we may have to cease the operations of tutoring centers and English training centers and suffer a setback to our growth strategy.
We currently operate tutoring centers through a PRC domestic subsidiary, Shenzhen New Noah Education Investment Development Co., Ltd., that we wholly own through another 100% subsidiary that is a wholly foreign owned enterprise, Noah Education Technology (Shenzhen) Co., Ltd. We also operate English training centers through a wholly foreign owned enterprise, Changsha Little Star Cartoon Digital Technology Ltd., or Cartoon Digital, that we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Private Schools.” Licenses for operating Chinese-foreign cooperative schools and approvals for Chinese-foreign cooperative education projects must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our tutoring centers and English training centers are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by PRC-registered domestic entities. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our tutoring centers and English training centers until we obtain the necessary permits, which may not be forthcoming. If we must cease operating tutoring centers, we will not be able to execute our strategy to become China’s leading brand in supplemental education services, and our growth may suffer as a result.
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

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
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
Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.
In October 2005, SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. We have requested our current shareholders and/or beneficial owners who are PRC residents to register with the local SAFE branch as required under the Circular No. 75. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.
On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange, on January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies. According to these new foreign exchange regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners or have been granted share options may be subject to these rules. The failure of our PRC individual beneficiary owners and holders of share options to complete their SAFE registrations according to the requirements of local counterparts of the SAFE or the new foreign exchange rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially and adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.
We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China and on service, license and other fees paid to our wholly owned subsidiaries by Noah Zhi Yuan for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China are required to set aside at least 10% of its after-tax profits, if any, to fund a statutory reserve whenever dividends are declared by these subsidiaries and affiliated entities until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us.
Furthermore, under the new PRC enterprise income tax law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that the Company is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. According to the relevant treaties between China and Hong Kong, 5% withholding tax is applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.
Under the new PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementing rules of the new PRC enterprise income tax law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the new PRC enterprise income tax law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, if we were to be considered a “resident enterprise,” the dividends we pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their shares, if such income were sourced from within the PRC. According to our PRC counsel, as of the date of this annual report, no final interpretations on the implementation of the “resident enterprise” designation with respect to an enterprise established outside China and ultimately controlled by PRC individuals are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, after consulting our PRC counsel, we cannot determine the likelihood of our being designated a “resident enterprise” as of the date of this annual report.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities.
In using the proceeds of our initial public offering in the manner described in “Item 14. Material Modifications to the Rights of Security Holders — E. Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
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

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Noah Zhi Yuan is a domestic PRC entity, we are not likely to finance its activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Item 4. Information on the Company — B. Business Overview — Regulation” section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or Noah Zhi Yuan. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.
Expiration of, or changes to, tax benefits or incentives could materially and adversely affect our operating results.
Our subsidiaries and affiliated entities in China currently enjoy tax exemptions, tax concessions and reduced income tax rates. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Our Results of Operations — Other Income Statement Items and Net Income — Provision for Income Taxes” for a description of the tax benefits that apply to us. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law that became effective on January 1, 2008. The new tax law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Existing companies are required to transition to the new enterprise income tax rate during a five-year transition period. On December 26, 2007, the State Council promulgated the Notice on Implementation of Preferential Policies on Transition of Enterprises Income Tax, which provides that as from January 1, 2008, any enterprise that was taxed at 15% previously will be taxed at 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and subsequent years, and any enterprise that was granted certain concessions will continue to enjoy such tax concessions until the expiry day in accordance with the tax preferences under the old income tax law, regulations and other relevant provisions. Our Chinese subsidiaries currently also enjoy government subsidies in the form of value added tax refunds for the promotion of development in the software industry. Any expiration or changes in PRC tax benefits or incentives would reduce our after-tax profitability and materially and adversely affect our operating results.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China, which are denominated in RMB. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB as the RMB is our reporting currency.

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
The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies offering complementary services such as tutoring and test preparation. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
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
Our business could be adversely affected by the effects of Influenza A(H1N1), or swine flu, avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In last three years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and spread globally. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Risks Related to Our ADSs
We believe we were a passive foreign investment company for our taxable year ended June 30, 2009, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended June 30, 2009. In addition, it is also possible that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ADSs and ordinary shares. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). We expect that we will be a PFIC for our current taxable year ending June 30, 2010 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. Because we believe we were a PFIC for the taxable year ended June 30, 2009, certain adverse U.S. federal income tax consequences could apply to U.S. persons that own our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
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
Our corporate actions are substantially controlled by our officers, directors, principal shareholders and their affiliated entities.
As of September 30, 2009, our executive officers, directors, principal shareholders and their affiliated entities beneficially own approximately 72.6% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2009, we had 37,758,963 ordinary shares outstanding (which include 2,027,692 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes), of which 17,765,520 ordinary shares were represented by 17,765,520 ADSs. In addition, options to purchase 3,172,468 ordinary shares of our company were outstanding as of June 30, 2009. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Since the 180-day lock-up period of our initial public offering has expired, the remaining ordinary shares not represented by ADSs are available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.
We have experienced, and expect to continue to experience, seasonal fluctuations in our revenue and results of operations, primarily due to seasonal changes in device sales. Historically, our DLD, KLD and E-dictionary unit sales tend to be focused in our first fiscal quarter, from July 1 to September 30, with decreases in sales during the winter and summer breaks of primary and secondary school. Our expenses, however, vary significantly and do not necessarily correspond with changes in our DLD, KLD and E-dictionary unit sales and revenue. We invest in marketing and advertising, and research and development throughout the year. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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

Item 4. Information on the Company
A. History and Development of the Company
In 1999, our founders, Dong Xu, Xiaotong Wang and Benguo Tang, formed Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, which focused on the design, production and distribution of translation devices. On April 8, 2004, our founders formed our company, Noah Education Holdings Ltd., in Cayman Islands to acquire the assets of Noah Industrial and to focus on the development, marketing and distribution of education content. At the same time, Baring Asia II Holdings (22) Limited and Alpha Century Assets Limited invested a total of US$ 16 million in our company. In March 2007, Lehman Brothers Commercial Corporation Asia Limited, or Lehman Brothers, became one of our substantial shareholders through the purchase of ordinary and preference shares from certain of our existing shareholders. We also issued a warrant for our ordinary shares to Lehman Brothers in connection with the transaction. The warrant issued to Lehman Brothers expired in April 2009. We conduct our business operations in China through wholly-owned subsidiaries, and with respect to the Internet-related aspects of our business, through an affiliated entity.
On October 19, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.” We completed the initial public offering of 11,324,198 ADSs, each representing one ordinary share, on October 24, 2007.
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which was mainly comprised of Cartoon Digital and Changsha Leisen Education Software Co., Ltd, or Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Cartoon Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB 53.0 million (US$7.8 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd.
We will make a strategic investment of US$ 1 million to purchase convertible preferred stock of Saunders Acquisition Corporation, or Saunders, a Delaware corporation recently formed, for the purpose of consummating a merger with and into Franklin Electronic Publishers, Incorporated, or Franklin, a Pennsylvania corporation. Upon the consummation of the merger, our convertible preferred stock of Saunders will be converted into Series B Preferred Shares of Franklin. We also agreed to purchase 800,000 Series A Preferred Shares of Franklin from its current shareholder with a purchase price of US$ 2 million after the consummation of the merger. We will finance the strategic investment by our current cash or cash equivalents and anticipated cash flow from our operations.
Our principal executive offices are located at 10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China. Our telephone number at this address is +86-755-8343-2800. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
We are a leading provider of interactive education content in China. We develop and market interactive, multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum, covering subjects such as English, Chinese, mathematics, physics, chemistry, biology, geography, political science and history. Our electronic learning products, or ELPs, include handheld digital learning devices, or DLDs, handheld kids learning devices, or KLDs, and E-dictionaries.

We deliver our content primarily through DLDs into which our content is embedded or subsequently downloaded at over 10,000 points of sale, approximately 2,000 download centers, or through our website, www.noahedu.com. In August 2008, we introduced KLDs, digital learning devices for children from five to nine years old, to the market. In addition, we sell E-dictionaries. According to CCID Consulting, in the first half of 2009, we were ranked No. 1 by sales revenue and by sales volume of digital learning devices and E-dictionaries, among interactive education content providers that distribute content through ELPs in China.
In July 2007, we began offering after-school tutoring programs as we continue to build upon our experience and brand to capture more market opportunities in the supplemental education market. As of the date of this annual report, we operate two after-school tutoring centers in Chengdu, the capital city of Sichuan Province, and Chongqing. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which provides English language training services to children through its ten directly-owned training centers and over 600 franchised training centers across China. In 2008, the Little New Star Education Group has approximately 819,600 student enrollments, including approximately 19,600 student enrollments in directly-owned training centers and approximately 800,000 student enrollments in franchised training centers. We plan to combine our after-school tutoring services and children’s English language training services to develop a comprehensive children’s training business.
As of June 30, 2009, we had developed a collection of approximately 47,500 courseware titles, each corresponding to a chapter of a printed textbook or a topic covered by a textbook. For the fiscal year ended June 30, 2009, we responded to market demand by broadening our offerings to the five-to-nine age group, with age-appropriate and user-friendly content, interfaces and DLD exteriors. We develop courseware titles based on standardized textbooks and other print-based content that which we license from leading domestic and international educational publishers, including The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute and Sanseido Co., Ltd. Our content is produced by a team of approximately 101 full-time and approximately 111 part-time producers, editors and graphic artists. In 2008, we broadened the scope of Access Noah, a strategic marketing initiative that partners Noah directly with public schools across China. These partnerships bring the “Noah” brand inside schools and effectively illustrate to our target market the integration of our content with in-classroom teaching. As of June 30, 2009, we had introduced Access Noah to hundreds of schools across 28 provinces, covering millions of school children in China.
Our DLDs and KLDs are built on our proprietary NP-iTECH software platform. As of the date of this annual report, we held 22 domestic patents, including 12 patents related to our NP-iTECH technology, and had 19 pending patent applications, including one international and one domestic applications related to our NP-iTECH technology. Our NP-iTECH technology supports and integrates mainstream multimedia formats, and enables our content developers to efficiently design and assemble multimedia content elements. In July 2007, we introduced to the Chinese market the first searchable practice question database that operates in DLDs. In January 2008, we became the first in China to offer graphic simulations for mathematic calculations in a hand-held device. Sales for our DLDs and KLDs are typically higher around the first and third calendar quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter.
We have grown rapidly since we began focusing on educational content development in 2004. Our net revenue grew from RMB 555.2 million in the fiscal year ended June 30, 2007 to RMB 671.1 million (US$ 98.3 million) in the fiscal year ended June 30, 2009, and our net income was RMB 66.4 million, RMB 144.2 million and RMB 97.0 million (US$ 14.2 million) in the fiscal years ended June 30, 2007, 2008 and 2009, respectively.
Our ELPs
Our Content and Services
As of June 30, 2009, we had developed approximately 47,500 multimedia courseware titles. All of our courseware titles are presented in multimedia and interactive form, combining texts, graphics, audios, visuals and animations. The multimedia and interactive content provides an engaging and animated learning environment which we believe encourages students’ independent studies and enhances the students’ learning experience.

The following is a summary of the types of content and services we offer:
•	Basic English Language Training Courseware Titles. As of June 30, 2009, we had developed over 340 series of English language learning courseware, each based on a different series of textbooks. These titles constitute approximately half of our basic courseware titles. Of these, the titles developed for primary and secondary students are organized by semester and correspond to the English language curriculum typically taught in primary and secondary schools. The titles developed for college students and professionals are designed as preparation courses for standardized English aptitude tests. Test scores are used as measurements for English proficiency in a variety of situations where English proficiency is considered a prerequisite, including college graduation, entrance to master’s degree programs, employment opportunities or job promotions. For the year 2009, approximately 48% of our downloadable courseware titles were English language courseware titles.

•	Mathematics Courseware Titles. We have been increasingly focused on the development of mathematic courseware titles in recent years as schools in China have historically placed strong emphasis on mathematics education. In addition to the courseware titles related to the regular mathematics curriculum, we have also developed DLDs focusing on advanced level practice questions and solutions for the International Mathematics Olympics to meet the demand of those students who want to be more competitive in their mathematics skills.

•	Chinese-As-A-Foreign Language Courseware. We have witnessed an increasing number of non-native Chinese speakers in China and around the world who are interested in learning Chinese as a foreign language. We plan to leverage our expertise in language training courseware development and offer Chinese language study courseware to capture growth opportunities in this area.

•	Other Basic Education Courseware Titles. Our other basic courseware titles cover standard subjects, other than English, that are typically taught in primary and secondary schools in China. These include Chinese, physics, chemistry, biology, geography, political science and history. These titles are organized by semester and by subject. Under each subject, there may be several versions to reflect differences in curriculum adopted by school systems in different cities and provinces.

•	Practice Question Database. In July 2007, we brought to market what we believe to be the first searchable practice question database on DLDs, with approximately 300,000 practice questions. These questions initially focus on the subjects of mathematics, physics and chemistry. Each practice question contains 24 searchable fields and links to solutions and related questions and courseware titles. Our latest products, the NP1500 and NP2150 DLDs, cover nine academic subjects, include over 600,000 searchable test questions in mathematics, physics and chemistry in practice question databases, and host 5,000 sample compositions and nearly 24,000 e-books. They also feature innovative functions, including our newly developed graphic calculator technology, Pocket English and Riverdeep Fun Mathematics.

•	Dictionaries. We have licensed and compiled over 250 dictionaries, including 26 dictionaries related to the English language, eight dictionaries related to Japanese language, ten dictionaries related to other foreign languages and over 200 professional dictionaries on subjects including medicine, law and engineering. Portions of these dictionaries are presented with colorful interactive animations, dialogues and explanatory graphics.

•	Online Tutoring Sessions. Our users can log-on to our website and post questions regarding their homework. We ensure that a teacher from our Teachers’ Alliance is available to answer the posted questions and, historically, a majority of the questions posted have been answered. Other students can participate in the exchange and post their answers as well.
Our content development is under the guidance of our Teachers’ Alliance, including approximately 250 teachers throughout China who are experts in their fields and 17 experts in education and multimedia content. Historically, we had short-term contractual arrangements with the teachers and experts, typically on a year-to-year basis. In the fiscal year ended June 30, 2009, we ended our practice of renewing the short-term contractual arrangements. We now enter into contracts with teachers when they participate in the creation of our courseware and share with us their lesson plans.

Our content is created by approximately 101 full-time developers based in Shenzhen and Beijing and approximately 111 part-time developers. Our developers are divided into the following teams, each of which is responsible for their respective part of the development process:
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
We develop courseware titles based on standard textbooks and other print-based content that we license from leading domestic and international education content publishers, including The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute and Sanseido Co., Ltd. These licenses allow us to increase the volume and quality of our content offerings within a shorter development time frame.
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
We designed our DLDs to be compatible with the lifestyle of students. They can be used by students anywhere, whether in or outside the classroom. They are also more affordable compared to personal computers. In addition to upgrading our DLDs to incorporate our improved technologies, we also constantly introduce new DLD models to stay abreast of the latest design trends popular among our student users. We also use cartoon figures and other features to create a more user-friendly interface. In January 2008, we introduced a stand-alone graphic calculator as a convenient tool for studying mathematics. In addition to the classic courseware titles, the graphic calculator has four more functional modules including mathematics palette, algebraic calculation, functions programming and geometric dictionary.
We sold our first DLD in March 2005. In June 2006 we established our education website, www.noahedu.com, through which our users can download learning materials to their DLDs. Users can also register on our website to access features such as online communities, chat rooms and bulletin boards. Our online network is designed to handle connectivity at a rate of 500 Mbps, enabling our users to download content and access our online services without undue delay. We believe this website will serve as our launch pad for further diversification of our content delivery platforms, such as through a web-based virtual DLD. We have developed over 25 different DLD models and sold approximately 2.0 million DLD units as of June 30, 2009.

In August 2008, we introduced KLDs to the market. The KLDs were developed to address and deepen penetration into the five-to-nine year old target market, with age-appropriate and user-friendly content and interfaces. As of June 30, 2009, we have sold over 376,000 KLD units.
As with our DLDs and KLDs, our dictionaries are embedded in or downloaded to our E-dictionaries. So far, we have developed over 23 models of E-dictionaries and have sold over 3.0 million units of E-dictionaries.
Our Children’s Training Services
We began offering after-school tutoring programs to targeted primary and secondary school students in July 2007 from two “Noah” branded tutoring centers located in Chengdu. Our initial courses covered subjects such as Chinese, mathematics, English, physics and chemistry, which were taught by approximately instructors who were teachers from the top schools in Chengdu. In the fiscal years ended June 30, 2008, we conducted our after-school tutoring services from seven Noah Schools located in Chengdu and Beijing. In July 2008, we opened a tutoring center in Chongqing. In August 2008, we entered into an agreement with Beijing Haidian Jierui Training School, or Jierui School, pursuant to which we transferred our equity interest in Beijing Haidian New Noah School and Beijng Xicheng New Noah School to Jierui School. To complete the transfer, we are in the process of changing the sponsor of Beijing Haidian New Noah School and Beijng Xicheng New Noah School from us to Jierui School. As of the date of this report, the transfer has not been completed. To improve the profitability of our after-school tutoring service, we discontinued the operations of four unprofitable tutoring centers in July 2009 and are deregistering these centers. As of the date of this annual report, we operate two tutoring centers in Chengdu and Chongqing. We plan to combine our after-school tutoring services with our newly-acquired children’s English language training services to develop a broad children’s training business.
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, a leading provider of English training services for children in China, founded in 1992 and based in Changsha, Hunan Province. As of the date of this annual report, we operate a nationwide training network of the Little New Star Education Group, which consists of ten directly-owned training centers in Changsha, Datong and Xiangtan and over 600 franchised training centers across China and provides English training to children. In 2008, the Little New Star Education Group has approximately 819,600 student enrollments, including approximately 19,600 student enrollments in directly-owned training centers and approximately 800,000 student enrollments in franchised training centers. The professional teaching team in directly-owned training centers consisted of approximately 40 teachers. We plan to use our nationwide distribution channels and sales and marketing expertise in China to expand the English training services for children.
Research and Development
Our research and development efforts are led by our senior management, six of whom hold engineering or related degrees. Our research and development team, located in our Shenzhen, Beijing and Chengdu research centers, consisted of approximately 183 engineers as of June 30, 2009. As of the date of this annual report, we hold 22 domestic patents and have 17 domestic and two international pending patent applications relating to the core aspects of our NP-iTECH and other technologies.
Our NP-iTECH platform enables us to present multimedia-intensive content and enhances our content development capability. Our multimedia content is played on our NEPlayer, a media player built on the NP-iTECH platform that supports and integrates mainstream multimedia formats such as MIDI, WAV, MP3, Flash and MPEG4. Our NP-iTECH software was designed with the objective of supporting multimedia education content development and display. After receiving basic training in our user-friendly NP-iTECH programming language, our content developers can program and assemble into complete courseware titles complex multimedia elements and interactive learning modules such as a test grading mechanism. We believe this allows us to develop complex multimedia content at a faster speed than our competitors.
Built as an open architecture, our NP-iTECH platform is highly scalable. In addition to the operating system embedded in our DLDs, it is compatible with the LINUX and WinCE operating systems, as well as various applications built for the LINUX or the WinCE environment. Our NP-iTECH technologies are also compatible with the cellular phone environment.

Our research and development efforts have yielded remarkable results in recent years, notably the following:
•	In May 2006, we brought to market what we believe to be the first color DLDs. The open architecture allowed our color DLDs to be built on an interchangeable platform with our black-and-white DLDs. It also allows easy integration with web-based and wireless-based technologies and future add-ons.

•	In July 2007, we introduced to the market what we believe to be the first searchable practice question database on DLDs. Our searchable practice question database is built on our proprietary and innovative vertical search technology. Our vertical search technology allows faster and more precise searches in the handheld environment through extensive indexing of the information in the database and high integration with the operating system.

•	In January 2008, we incorporated graphic calculators into our DLDs. We believe we are the first in China to have developed the technology for incorporation into hand-held devices. The calculator is capable of drawing graphs for functions, geometry and other types of mathematics problems, as well as presenting the effects graphically of input variations. Furthermore, it allows students to manipulate algebra equations and program certain scientific calculations.

•	In August 2008, we incorporated Simulated Laboratory of Physics and Chemistry, or SLPC, into our DLDs. It is designed and developed for high school students to learn physics and chemistry. Students can use SLPC to simulate experiments and design new experiments based on their study needs and progress. It is a user-friendly and interactive in-classroom study platform and is also an exploratory tool for students to test new ideas. It puts a lab into students’ handheld devices and is called “pocket laboratory.”

•	In June 2009, we brought our new generation of KLD, NE260 and NE280 to the market with Vertical Search Technology. Vertical Search Technology is a search engine designed for a specific field. It integrates information in certain fields from webpage database, extract data based on certain pieces of a phrase, then process the data and revert the information back to users. The search results are more relevant, accurate and in-depth than those from a general search engine. We believe Vertical Search Technology is one of the best search engines in hand-held digital learning devices. It can search across books, problem sets, encyclopedia, subjects and other resources.
Our competitive advantage in technology was key to our past success. We believe continuous advances in technology are key to the creation of new and improved content and the diversification of multiple distribution platforms, and are vital to retaining our competitive position. We intend to continue to focus a significant amount of our resources on our research and development effort. Currently, our research and development effort is focused on the following key areas:
•	Learning with fun: It aims to enable users to learn through entertainment. It increases users’ study interest and motivation through scenario simulation, games and interactive practice problem sets. Users can learn by online or off-line games, using hand-held devices or internet. It provides users with a happy, easy and fun learning environment.

•	E-book: This technology will digitalize paper books, and hold thousands of books in a hand-held device. Users can zoom in and out, click on pictures, text, titles and other elements to read, talk, make notes and search.

•	Semanteme-based processing: Semanteme-based processing can be the foundation of knowledge database. It stores the information in a network structure. When applied in teaching and learning and combined with database technology, semanteme-based processing technology can help the users to search and learn through induction, and measure their progress over time.

•	Inter-connectivity: With the advance of wireless technology, such as WIFI, GRPS, SG, it is believed that hand-held learning devices will be connected to Internet wirelessly in the near future. In the next year or so, Noah will develop more learning devices and contents for Internet users, wirelessly or through LAN. Our Internet portal will become a center for our customers, providing learning subject search, book search, homework tutoring, study groups or communities, content updates and upgrades, student performance tracking and other services.

Our research and development expenses were RMB 43.5 million, RMB 52.7 million and RMB 56.3 million (US$ 8.2 million) for the fiscal years ended June 30, 2007, 2008 and 2009, respectively.
Our Sales Network
We deliver our education content, products and services through an extensive physical network of 10,000 points of sales and 2,000 download centers covering all provinces in China, except Tibet and Xinjiang, as of June 30, 2009. These points of sales and download centers consist of bookstores, Noah-branded stores, electronics chain stores, department stores and mall-based kiosks. We also have an online network of approximately 700,000 registered users as of June 30, 2009. Through our online network, we facilitate the downloading of our content and updates, offer a portion of our content for sale and provide other value-added services. In addition to China, we also distribute our content and products to Hong Kong, South Korea, Malaysia and Turkey.
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
Marketing and Brand Promotion
We have a large user base, having sold approximately 2.0 million DLDs as of June 30, 2009 since we launched our first DLD in March 2005. These users become our repeat customers and generate for us word-of-mouth referrals. As we expand our physical points of sales and download centers and our user base on our online network and mobile phone platform, we expect to increase our sales and our brand awareness.
We also employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract users, including the following:
Advertisements. We have advertising arrangements with many Chinese national and local consumer media outlets, including television stations, newspapers (including school newspapers), campus billboards and leading Internet portals. We have advertising arrangements with over 40 television channels to promote our Noah brand. We also have advertising arrangements with 27 Chinese national newspapers of magazines and 28 leading Internet portals to promote the Little New Star brand across China.
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
Access Noah. In March 2006, we were chosen as the only interactive education content provider to partner with the National Centre for Education Technology in the Ministry of Education’s effort to experiment with digitally aided learning. As of June 30, 2009, hundreds of schools were signed up for the “Access Noah” program, covering millions of students in 28 provinces. Under the plan, we established 50 experimental Access Noah classes in five provinces across China, and results from all the experimental classes have shown an increase in student tests scores on many academic subjects. The introduction of our DLDs and content in these classrooms help us illustrate directly to teachers and students the integration of our content with the in-classroom teaching. It also allows us to receive valuable feedback from teachers and students. Our Noah brand also gets amplified in the process. In January 2010, we will complete the program and report the experimental results to the National Center for Education Technology.
Raw Material Supplies and Manufacturing Arrangements
We outsource the manufacturing of our DLDs, KLDs and E-dictionaries to original equipment manufacturers, or OEMs. We have developed collaborative relations with various OEMs, including Shenzhen Shanghua Electronic Co., Ltd., Shenzhen Jianwei Electronic Co., Ltd, Shenzhen Qianjing Electronic Co., Ltd., and Shenzhen Jianhe New Technology Co., Ltd. We believe we do not depend on any one OEM since we have maintained relations with a few OEM manufacturing sources.
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
The principal suppliers for our key raw materials in 2008 were Shenzhen Beitai Display Technology Co. Ltd., Shenzhen Shenlian Circuit Electronic Co. Ltd., Shenzhen Lingda Electronic Technology Co. Ltd. and Hengxin Yongyao Plastic & Hardware Co. Ltd. Our key raw materials suppliers in 2009 included Dongguan Huihong Plastic Modeling Co. Ltd., Shenzhen Shenlian Circuit Electronic Co. Ltd., Shenzhen Lingda Electronic Technology Co. Ltd. and Shenzhen Maoshuo Electronic Co. Ltd. We believe we do not depend on any one vendor since we have maintained multiple supply sources for each of our key raw materials.
Customer Support and Service
We offer toll-free telephone support for our users and potential customers from a call center staffed with four personnel. We also offer our vendors technical support and maintenance for our applications and hardware from our workshops or on-site at our vendors’ places of business. Our products are typically sold with a one-year warranty for product defects.
Competition
The interactive education content market in China is rapidly evolving and very competitive. Some of our competitors who were present when we entered the market in 2004 no longer operate in this field and others have lost their dominant positions. As defined by CCID Consulting, ELP refers to the handheld electronic learning products, including E-dictionary and digital learning machines. According to CCID Consulting, as of June 30, 2009, the top five companies accounted for approximately 80% of the ELP market. Also according to CCID Consulting, in the first half of 2009, we were ranked No. 1 by sales revenue and by sales volume of digital learning devices and E-dictionaries, among interactive education content providers that distribute content through ELPs in China. Our main competitors in the DLD market include Guangdong Bubugao Electronic Industry Limited and Shanghai Ozing Digital Technology Limited. Our main competitor in the KLD market is Guangdong Bubugao Electronic Industry Limited. Our main competitors in the E-dictionaries market include Guangdong Bubugao Electronic Industry Limited and Global View Co., Ltd. We also compete indirectly with online education content providers, such as Beijing No. 4 Middle School Net and Hubei Province Huanggang Middle School Net, and providers of interactive education content through CD-ROMs such as Human Education & Technology Co., Ltd. and Guangdong Dongtian Culture Enterprise Co., Ltd. Our main competitors in children’s English training markets include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group.

Competition in the interactive education content industry is primarily based on brand recognition, quality and breadth of content and products and innovation. While many of our competitors may have more financial and other resources than we do, we believe that our well-known “Noah” brand, our extensive collection of approximately 47,500 courseware titles, and our content development capability give us a competitive advantage over our competitors.
Intellectual Property
Our “Noah” and “Little New Star” brands and other intellectual property rights contribute to our competitive advantage in the interactive education content industry in China. As of the date of this annual report, we had a total of 31 registered trademarks and 49 trademarks pending registration in China, including “Noah,” “NP-iTECH” and “Little New Star.” We have registered our primary domain name www.noahedu.com and 29 additional domain names, including four domain names registered under the Little New Star Education Group, such as www.littlestar.com.cn and www.jmlittlestar.com.cn. As of the date of this annual report, we held 22 domestic patents, 12 of them related to NP-iTECH technology, and we also had 19 pending patent applications, among which one domestic and one international pending patent applications were related to the core aspects of our NP-iTECH technology. We have also obtained copyright protections for our key proprietary software and teaching materials.
In order to develop and market new content and services, we are required to obtain licenses from third parties from time to time. For example, we currently have arrangements with domestic education content providers and publishers, such as The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute and Sanseido Co., Ltd. or their respective authorized local publishers, to develop and distribute localized versions of books or E-dictionaries in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.
To protect our brands and our intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China and impose procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to protect our intellectual property rights in order to maintain our competitive position.
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

In addition, Noah Zhi Yuan may be regarded to be engaging in Internet education information services that are subject to the supervision and administrative control of several PRC government authorities, such as the Ministry of Industry and Information Technology, the Ministry of Education, the Ministry of Culture, the General Administration of Press and Publication.
Set forth below are the licenses relevant to our business:
•	Noah Zhi Yuan is required to obtain and has obtained approvals from competent education administrative authorities under the PRC Interim Provisions on the Administration of Education Website and Online School, for offering certain education content online.

•	Noah Zhi Yuan is required to obtain and has obtained a value-added telecommunications business license issued by the Ministry of Industry and Information Technology in accordance with the PRC Telecommunication Rules. This license is valid from May 15, 2009 to May 15, 2014.

•	Certain aspects of our online service offerings may be construed as an Internet electronic bulletin board service, which require a license from the Department of Information Industry of Guangdong Province under the PRC Provisions on the Administration of Internet Electronic Bulletin Board Services. Noah Zhi Yuan’s application for this license was rejected by Department of Information Industry of Guangdong Province.

•	Noah Zhi Yuan is required to obtain and has obtained an Internet culture license from the Ministry of Culture in accordance with the PRC Interim Provisions on the Administration of Internet Culture. This license is valid from January 2009 to January 2012.

•	Under the PRC Provisional Regulation on Administration of Internet Publication, Noah Zhi Yuan is required to obtain the approval from the General Administration of Press and Publication for any Internet publication activities. Noah Zhi Yuan’s application for this license was rejected in September 2008. Noah Zhi Yuan will re-submit the application for this license with supplemental materials.
Regulations on Private Schools
The PRC Law for Promoting Private Education and its implementation rules regulate the establishment and administration of private schools, defined as schools established by social organizations or individuals with non-government funds. Private schools providing programs leading to certifications, pre-school education, tutoring programs and other academic courses must be approved by the education authorities, and private schools providing vocational training must be approved by authorities in charge of labor and social welfare. A duly approved private school will be granted a permit for operating a private school, and must be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution. We are currently in the process of applying for all applicable permits and registrations for our after-school tutoring programs.
The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. These regulations and rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, particularly in the areas of higher education and vocational training. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Permits for Chinese-foreign Cooperation in Operating Schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We currently operate tutoring centers through a PRC domestic subsidiary, Shenzhen New Noah Education Investment Development Co., Ltd., that we wholly own through another 100% subsidiary that is a wholly foreign owned enterprise, Noah Education Technology (Shenzhen) Co., Ltd. We also operate English training centers through a wholly foreign owned enterprise, Cartoon Digital, that we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our tutoring centers and English training centers are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by a PRC-registered domestic entity. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our tutoring centers and English training centers until we obtain the necessary permits. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that we do not have the requisite licenses or permits to operate tutoring centers, we may have to cease the operations of tutoring centers and English training centers and suffer a setback to our growth strategy.”

Regulations on Commercial Franchise Operations
The Administrative Measures on Foreign Investment in Commercial Sector became effective on June 1, 2004. According to this regulation, a foreign-invested commercial enterprise must fulfill the following requirements: (i) compliance with the minimum registered capital requirement for a PRC company under the PRC Company Law, (ii) compliance with the registered capital and total investment of foreign-invested enterprise requirements under other PRC law and regulations; and (iii) the term of operation generally not exceeding 30 years in the case of a foreign-invested commercial enterprise established anywhere in China other than in central and western China or 40 years in the case of a foreign-invested commercial enterprise established in central and western China. A foreign-invested commercial enterprise intending to open stores must fulfill the following requirements: (i) if the foreign-invested commercial enterprise is new and files an application for its own establishment concurrently with its filing of an application for opening a store, the filer must comply with relevant regulations regarding city development and urban commercial development; and (ii) if the foreign-invested commercial enterprise is already established and files for the opening of a store, the filer must have completed the joint annual examination for a foreign-invested enterprises and must have fully paid up its registered capital. In addition, a foreign-invested commercial enterprise may franchise third parties to open stores, subject to governmental approval.
Cartoon Digital has been engaging in franchise operations since 2003. After our acquisition of the Little New Star Education Group, Cartoon Digital became a foreign-invested commercial enterprise. To open a franchised training center, Cartoon Digital must either have completed the joint annual examination for a foreign-invested enterprise and must have fully paid up its registered capital or must have franchised a third party to open the store, subject to governmental approval.
The Regulations on the Administration of Commercial Franchises, or the Regulations, were adopted by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Measures on the Information Disclosure of Commercial Franchises (2007) and the Administrative Measures on the Record-Filing of Commercial Franchises (2007) formulated by the Ministry of Commerce in accordance with the Regulations also became effective on May 1, 2007. These regulations apply to enterprises engaging in commercial franchise operations in the PRC.
According to the Regulations, franchisors engaging in franchise operations (i) must have a mature business model and the ability to provide continuous operational guidance, technical support and business training, and (ii) must have at least two directly operated stores that have been in operation for more than one year. For enterprises engaging in the franchise operations before the promulgation of the Regulations, like Cartoon Digital, (ii) in the preceding sentence is not applicable.
According to the Regulations, within 15 days from execution of the first franchise contract, franchisors must file the contract with the Ministry of Commerce and its counterparts.
Cartoon Digital filed our franchise contracts with the Ministry of Commerce via the electronic registration system of the Ministry of Commerce on September 18, 2008.
Under the Regulations, a franchisor is required to provide to prospective franchisees, at least 30 days before the execution of any franchise agreement, a copy of the franchise agreement and a written document containing certain specified information relating to the franchise operation.

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
On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options are subject to the Individual Foreign Exchange Rules.
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
While the application of the new regulations remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering in October 2007 based on their interpretation of the new regulations and other existing regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”
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
Regulations on Patents
Registration and application of patents relating to inventions, utility models and designs may be made at the Administrative Department of Patent under the State Council (State Intellectual Property Office) in accordance with the PRC Patent Law and its implementation rules. The duration of a patent for inventions is 20 years and the duration of a patent for utility models and designs is ten years, each from the date of filing. Any contract on licensing the use of a patent concluded between the patent holder and the user must be submitted to the State Intellectual Property Office for filing within three months of the date the contract became effective.

Regulations on Trademarks
The PRC Trademark Law and its implementation regulations provide protection to holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations, which have ten year terms. Trademark license agreements must be filed with the Trademark Office or its regional offices.
C. Organizational Structure
We conduct our business operations in China through our contractual arrangements with an affiliated entity and its shareholders, as well as through certain of our subsidiaries in China. The affiliated entity, on which we rely to carry out certain of our operations in China is Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan.
Our subsidiaries, as of the date of this annual report are:
•	Global Ring Limited, or Global Ring;

•	Well Profit Creation Limited;

•	Bright Sound Limited;

•	Win Bright Creation Limited;

•	Noah Education Development (Chengdu) Co., Ltd.;

•	Changsha Little Star Cartoon Digital Technology Ltd., or Cartoon Digital;

•	Changsha High-Tech Industrial Development Zone Xingya Electronic Technology Co., Ltd.;

•	Changsha Little New Star Stationery Development Co., Ltd.;

•	Shanxi Datong Little New Star Foreign Languages School;

•	Changsha Tianxin District Little New Star School;

•	Changsha Tianxin District New Star English Training School;

•	Xiangtan Yuetang District Little New Star English School;

•	Innovative Noah Electronic (Shenzhen) Co., Ltd., or Innovative Noah;

•	New Noah Technology (Shenzhen) Co., Ltd., or New Noah;

•	Noah Education Technology (Shenzhen) Co., Ltd., or Noah Education;

•	Bright Sound Electronic Technology (Shenzhen) Co., Ltd., or Bright Sound;

•	Shenzhen New Noah Education Investment Development Co., Ltd.;

•	Beijing Haidian New Noah School;

•	Chengdu New Noah School, or Chengdu Noah;

•	Chongqing New Noah School;

•	Beijing Noah Zhi Yuan Education Consulting Co. Ltd.;

•	Beijing Xicheng New Noah School;

•	Chengdu Innovative Noah Electronic Co., Ltd.;

•	Chengdu Shidai Noah Education Software Co. Ltd.;

•	Chengdu Zhiyuan Noah Education Technology Co. Ltd.; and

•	Chengdu Shidai Noah Information Technology Co. Ltd.
The following diagram illustrates our corporate structure as of the date of this annual report.

NOAH EDUCATION HOLDINGS LTD.
(Cayman Islands)
100%
Global Ring Limited
(Hong Kong)
Well Profit Creation Limited
(Hong Kong)
Bright Sound Limited
(British Virgin Islands)
Win Bright Creation Limited
(Hong Kong)
Offshore
Onshore PRC
Noah Education Development
(Chengdu) Co., Ltd.
Changsha Little Star Cartoon
Digital Technology Co., Ltd.
Innovation Noah
Electronic (Shenzhen)
Co., Ltd.
New Noah Education
Technology (Shenzhen)
Co., Ltd.
Noah Education
Technology (Shenzhen)
Co., Ltd.
Bright Sound Electronic
Technology (Shenzhen)
Co., Ltd.
Chengdu Zhiyuan Noah
Education Technology
Co., Ltd.
Chengdu Innovative
Noah Electronic Co.,
Ltd.
Chengdu Shidai Noah
Education Software
Co., Ltd.
Chengdu Shidai
Information Technology
Co., Ltd.
Changsha High-Tech Industrial
Development Zone Xingya
Electronic Technology Co., Ltd.
Changsha Little New Star Stationary
Development Co., Ltd.
Shanxi Datong Little New Star
Foreign Language School
Changsha Tianxin District Little New
Star School
Changsha Tianxin District New Star
English Training School
Xiangtan Yuetang District Little New
Star English School
Mr. Dong Xu
*
Mr. Benguo
Tang *
51%
49%
Shenzhen Zhi
Yuan Noah
Internet Co., Ltd.
Changsha Leisen Education
Software Co., Ltd.
Shenzhen New Noah Education
Investment Development Co., Ltd.
Beijing Haidian
New Noah
School
Chengdu
New Noah
School
Chongqing
New Noah
School
Beijing Noah Zhi Yuan
Education Consulting
Co., Ltd.
Beijing Xicheng New
Noah School

- - - - - Contractual arrangements consisting of an equity pledge agreement, option agreement, loan agreement, power of attorney, software development and maintenance agreement, exclusive technology supporting and consulting service agreement and a content providing agreement.

* Dong Xu and Benguo Tang are our founders. Mr. Xu is also our chairman and chief executive officer.

In August 2008, we entered into an agreement with Jierui School, pursuant to which we transferred our equity interest in Beijing Haidian New Noah School and Beijng Xicheng New Noah School to Jierui School. As of the date of this annual report, the transfer has not been completed.
PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the Internet industry, including media content production and distribution. See “Item 4. Information on the Company — B. Business Overview — Regulation — Internet-Related Regulations.” Our subsidiaries in China, which are considered as foreign-invested entities, are limited in their abilities to engage in operations in the Internet industry. Accordingly, we conduct the Internet-related aspects of our business through the www.noahedu.com website through contractual arrangements with Noah Zhi Yuan, which is the vehicle that holds or has applied for the requisite licenses and permits. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our online business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” We depend on Noah Zhi Yuan to operate our online business. We have also entered into contractual arrangements with Noah Zhi Yuan and its shareholders, all PRC citizens, that enable us to:
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
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC Internet related businesses do not comply with PRC government restrictions on foreign investment in the Internet industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”
We currently operate tutoring centers through Shenzhen New Noah Education Investment Development Co., Ltd., a PRC domestic subsidiary that we wholly own through Noah Education. We also operate English training centers through a wholly foreign owned enterprise, Cartoon Digital, that we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our tutoring centers and English training centers do not fall within the scope of PRC regulations governing Chinese-foreign cooperative schools because they are operated by a PRC-registered domestic entity. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Private Schools” for a brief description of these regulations. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our tutoring centers until we obtain the necessary permits. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that we do not have the requisite licenses or permits to operate tutoring centers, we may have to cease the operations of tutoring centers and English training centers and suffer a setback to our growth strategy.”
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
D. Property, Plant and Equipment
Our headquarters are located in Shenzhen, China, where we own approximately 1,500 square meters of office space. As of June 30, 2009, our offices in five cities in China, namely Shanghai, Beijing, Chengdu, Guangzhou and Harbin, occupied an aggregate of approximately 3,000 square meters of leased space.
On February 20, 2009, we entered into four real property purchase agreements with Chengdu Hi-tech Real Estate Co., Ltd., under which we agreed to purchase premises located at Chengdu Hi-tech Industrial Development Zone, comprising approximately 17,756.26 square meters for research use. The purchase price is RMB 98.3 million (US$ 14.4 million) and as of the date of this annual report, we paid a total of RMB 88.5 million (US$ 13.0 million). We will make an additional payment of RMB 9.8 million (US$1.4 million) when we obtain the real property ownership certificates of these premises. We will use our current cash or cash equivalents and anticipated cash flow from operations to make the payment.

The Little New Star Education Group owns approximately 2,594 square meters of office space in Changsha City. As of June 30, 2009, the Little New Star Education Group leased an aggregate over 6,300 square meters of office space in Changsha, Datong and Xiangtan.
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
A. Operating Results
Overview
We have grown rapidly since we began focusing on educational content development in 2004. Our net revenue grew from RMB 555.2 million in the fiscal year ended June 30, 2007 to RMB 671.1 million (US$ 98.3 million) in the fiscal year ended June 30, 2009, and our net income was RMB 66.4 million, RMB 144.2 million and RMB 97.0 million (US$ 14.2 million) in the fiscal years ended June 30, 2007, 2008 and 2009, respectively. In the same periods, our net income attributable to ordinary shareholders was RMB 46.1 million, RMB 143.8 million and RMB 97.0 million (US$ 14.2 million), respectively.
According to CCID Consulting, in the first half of 2009, we were ranked No. 1 by sales revenue and by sales volume of digital learning devices and E-dictionaries, among interactive education content providers that distribute content through ELPs in China. We kept our leading market position as of June 30, 2009.
Our business is driven by demand from our target users, school children between the ages of 5 and 19, who numbered over 267 million in China in 2008, according to the China Statistical Yearbook (2009). Our revenue and profitability are affected by changes in our product mix to meet this demand. We must continually develop and market innovative delivery platforms and offer a broad portfolio of quality content to differentiate our products from our competition. Branding is critical to boosting sales and we need to invest substantial efforts in sales and marketing.
Acquisition
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which was mainly comprised of Cartoon Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Cartoon Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB53.0 million (US$7.8 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd.
Upon the acquisition, we were operating a network of ten directly-owned training centers in Changsha, Datong and Xiangtan and over 600 franchised training centers across China through which we market and sell self-developed teaching materials. The professional teaching team in directly-owned training centers consisted of approximately 40 teachers. We are in the process of integrating the Little New Star Education Group’s business operation into our current operation.

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
Product Mix and Content Offering
We commenced business in 1999 focusing on the design, production and distribution of translation devices. We were incorporated in April 2004. Since then, we have developed over 23 models of E-dictionaries and have sold over 3.0 million units of E-dictionaries. In July 2004, we substantially completed our reorganization and began focusing on developing and delivering interactive education content. We sold our first DLD in March 2005 and have since developed over 25 different DLD models, and sold approximately 2.0 million DLD units as of June 30, 2009. Since fiscal 2005, we have derived most of our revenue from the sale of DLDs and E-dictionaries. In August 2008, we introduced KLD products to the market. The KLDs were developed to address and deepen penetration into the five-to-nine year old target market, with age-appropriate and user-friendly content and interfaces. As of June 30, 2009, we have sold over 376,000 KLD units. We expect the sales of KLD products will be the key growth driver in our business. As we continue our focus on developing multimedia education content and diversifying our delivery platforms, we expect sales from E-dictionaries to constitute a decreasing percentage of our revenue. We will continue to derive a majority of our revenues from the sales of DLDs.
In addition, as electronic products generally have relatively short life cycles during which the average selling prices may decrease over time, we must continually develop and introduce new products with enhanced features to meet market demand and alleviate the pricing pressure on products that are entering the mature phase of their life cycles. For example, we introduced our color series of DLDs in May 2006 to meet market demand for greater interactive and more sophisticated multimedia features, as the average selling prices of our black-and-white DLDs were falling because of rising consumers’ expectations. In January 2008, we launched a new generation of DLDs with graphic calculator to enhance the effectiveness of our products in assisting the learning of mathematics. In July 2009, we introduced DLDs with cell phone functions to the market.
Demand for and the price at which our products can retail also depend significantly on the variety, breadth and quality of our content offerings. As of June 30, 2009, we had developed a collection of more than 47,500 courseware titles, each of which corresponds to a chapter of a printed textbook or a topic covered by a textbook. We believe that the ability to provide our target consumers access to a vast library of content is key to generating more sales and at a higher price compared to the products of our competitors.
In July 2007, we began offering after-school tutoring programs. As of the date of this annual report, we have two after-school tutoring centers in Chengdu and Chongqing. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which provides English language training services to children through its ten directly-owned training centers and over 600 franchised training centers across China. We plan to combine our after-school tutoring services and children’s English language training services to develop a comprehensive children’s training business. Sales of DLDs, KLDs and E-dictionaries will continue to comprise a substantial majority of our revenues in the near future.

Branding
Branding and corporate reputation have become critical to the success of our products in a highly competitive consumer market. For example, our growth is impacted by substantial investment in sales and marketing efforts. We spend a substantial amount on advertising our brands and products, which amounted to RMB 101.2 million, RMB 103.4 million and RMB 84.3 million (US$ 12.3 million) in the fiscal year ended June 30, 2007, 2008 and 2009, respectively, as we embarked on an aggressive promotional campaign that included airing commercials on China’s prime-time television. We expect our revenue to continue to be driven significantly by our spending on advertising, and accordingly expect to incur a substantial amount of sales and marketing expenses as we grow our business and develop, maintain and enhance our brand image and recognition.
Seasonality
Sales for our ELPs are typically higher around the first and third calendar quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter.
Economic Environment
As a result of the recent national and global economic downturn, overall consumer spending may decline. While we expect the sales of our ELPs to continue to grow, we are cautious about our sales in the near term.
Our Results of Operations
Net Revenue, Cost of Revenue and Gross Profit
The following table sets forth our net revenue, cost of revenue and gross profit for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
		2007 to		2008 to
		2008		2009
		Percentage		Percentage
	2007	Change	2008	change	2009
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Net revenue	555,225	17.4	651,935	2.9	671,146	98,261
Cost of revenue	(266,566)	19.6	(318,788)	2.4	(326,401)	(47,788)

Gross profit	288,659	15.4	333,147	3.5	344,745	50,473

The following table sets forth our net revenue, cost of revenue and gross profit, as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2007	2008	2009
	(%)	(%)	(%)
Net revenue	100.0	100.0	100.0
Cost of revenue	48.0	48.9	48.6

Gross profit	52.0	51.1	51.4

The table below sets forth the revenue from the product groups in the periods indicated.

	Year Ended June 30,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Electronic learning products	548,164	644,957	664,746	97,324
Prepaid premium cards	5,544	1,252	175	26
Software	1,517	3,864	1,517	222
School	—	1,862	4,708	689

Total Revenue	555,225	651,935	671,146	98,261
The table below sets forth our net revenue from the sale of ELPs in the periods indicated.

	Year Ended June 30,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
DLDs	414,729	515,314	380,139	55,655
KLDs	—	—	156,422	22,902
E-dictionaries	133,435	129,643	128,185	18,767
The table below sets forth the number of units of ELPs we sold in the periods indicated.

	Year Ended June 30,
	2007	2008	2009
DLDs	557,093	589,016	506,017
KLDs	—	—	376,324
E-dictionaries	775,659	630,241	720,119
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

	Year Ended June 30,
	2007		2008		2009
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in thousands, except for percentages)
Sales discounts	72,326	13.0	39,384	6.0	58,387	8.7
Sales returns	5,612	1.0	1,450	0.2	3,702	0.6
Net revenue	555,225	100.0	651,935	100.0	671,146	100.0
Net revenue increased by 2.9% from RMB651.9 million in the fiscal year ended June 30, 2008 to RMB671.1 million (US$98.3 million) in the fiscal year ended June 30, 2009. The increase was primarily due to increase in the sales of KLDs and was partially offset by the decrease in the sales of DLDs. As of June 30, 2009, we have sold approximately 376,000 units of KLDs since its inception in August 2008. We sold approximately 506,000 DLDs in the fiscal year ended June 30, 2009, a decrease of 14.1% from approximately 589,000 DLDs sold in the fiscal year ended June 30, 2008. The average selling price of DLDs also decreased by 11.9%, due to the price competition as customers became increasingly price-sensitive during the financial downturn. We sold approximately 720,000 units of E-dictionaries in the fiscal year ended June 30, 2009 compared to approximately 630,000 sold in the fiscal year ended June 30, 2008. As the average selling price for E-dictionaries decreased by 11.2% in the fiscal year ended June 30, 2009, sales of E-dictionaries slightly decreased.

The decrease in DLD sales in the periods discussed above was primarily attributable to the impact of the macroeconomic conditions and increased levels of competition. We will continue to derive a majority of our revenues from the DLD sales. However, we anticipate that sales of DLDs will continue to decrease. To increase the sales of DLDs, we focus on providing more interactive learning materials to cover a wider range of age groups and increase our market share. Due to our strong marketing efforts, rich content offerings and innovative interactive product features, we successfully launched our KLD products, which are well received by the market and customers. We believe KLDs will continue to be the key growth driver for our business in the near future. The decrease in E-dictionary sales in the periods discussed above was primarily due to the decrease in the average selling price, resulting from product substitution as many DLDs also contain dictionary content and the intense price competition. As we shift our focus to developing multimedia education content and diversifying our delivery platforms to capture market opportunities and grow our market share, we anticipate E-dictionary sales to constitute a decreasing percentage of our revenues.
Net revenue increased 17.4% in the fiscal year ended June 30, 2008 from the fiscal year ended June 30, 2007. The increase was primarily attributable to an increase in sales of DLDs, offset by a decrease in E-dictionary sales. We sold approximately 589,000 DLDs in the fiscal year ended June 30, 2008, an increase of 5.7% from approximately 557,093 DLDs sold in the fiscal year ended June 30, 2007. The average selling price of DLDs increased 10.1% as we introduced a number of models with more innovative features and offered better content offering. We sold approximately 63,000 E-dictionaries in the fiscal year ended June 30, 2008 compared to approximately 775,659 E-dictionaries in the fiscal year ended June 30, 2007.
Cost of Revenue. Cost of revenue consists primarily of material costs, sub-contracting fees for outsourcing the production of our ELPs, in-house production costs, share-based compensation, depreciation and maintenance costs for servers and related equipment, and other expenses that are directly attributable to rendering of our operations. The 2.4% increase in cost of revenue in the fiscal year ended June 30, 2009 compared to the same period in 2008 was primarily attributable to increases in material costs, subcontracting fees and in-house production costs. The 19.6 % increase in cost of revenue in the fiscal year ended June 30, 2008 compared to the same period in 2007 was primarily attributable to increased material costs, sub-contracting fees and in-house production costs resulting from the increased sales of DLDs, written-down charge on obsolete inventory as well as the increased cost of copyright licensing fee.
Operating Expenses
The following table sets forth our operating expenses for the periods indicated and the amount and percentage change between periods.

	Year Ended June 30,
		2007 to		2008 to
		2008		2009
		Percentage		Percentage
	2007	Change	2008	change	2009
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Research and development expenses	43,487	21.1	52,667	6.9	56,302	8,243
Sales and marketing expenses	172,540	14.4	197,430	6.7	210,693	30,847
General and administrative expenses	24,676	79.4	44,260	32.2	58,499	8,565
Other operating expenses	20,910	(85.0)	3,132	(94.9)	158	23
Total operating expenses	261,612	13.7	297,489	9.5	325,652	47,678
Research and Development Expenses. Research and development expenses consist primarily of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment and R&D material costs. The 6.9% increase in R&D expenses in the fiscal year ended June 30, 2009 compared to the same period in 2008 was primarily attributable to increases in remuneration for R&D staff and tooling costs in relation to new products development. The 21.1% increase in R&D expenses in the fiscal year ended June 30, 2008 compared to the same period in 2007 was primarily attributable to an increase in remuneration resulting from an increase in R&D staff, higher third party software and content development costs and the recognition of RMB 4.2 million of share-based compensation for options granted during the fiscal year ended June 30, 2008.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising costs, remuneration for staff involved in selling and marketing efforts, depreciation, share-based compensation and travel and entertainment expenses. The 6.7% increase in sales and marketing expenses in the fiscal year ended June 30, 2009 compared to the same period in 2008 was primarily attributable to an increase in the expenses to promote new KLD products, higher staff costs and an increase in business travel expenses, partially offset by the decrease in share-based compensation expense. As a percentage of net revenue, sales and marketing expenses increased to 31.4% in the fiscal year ended June 30, 2009 from 30.3% in the same period in 2008, due to the increased marketing fees and expenses resulting from the increased level of competition and the time lag between our marketing efforts and any increase in sales as a result of the efforts. The 14.4% increase in sales and marketing expenses in the fiscal year ended June 30, 2008 compared to the same period in 2007 was primarily attributable to an increase in our advertising spending, higher staff cost and the recognition of a share-based compensation of RMB 14.8 million. As a percentage of net revenue, sales and marketing expenses decreased slightly to 30.3% in the fiscal year ended June 30, 2008 from 31.1% in the same period in 2007, reflecting the success of our sales and marketing efforts.
General and Administrative Expenses. General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses, depreciation and bad debt expenses. General and administrative expenses increased by 32.2% in the fiscal year ended June 30, 2009 from the same period in 2008, due to an increase in legal, consulting and other professional service fees incurred for updating Enterprise Resource Planning (ERP) and other internal management systems and consultation service of Sarbanes-Oxley Act compliance. General and administrative expenses increased by 79.4% in the fiscal year ended June 30, 2008 from the same period in 2007. The increase was primarily attributable to an increase in remuneration of RMB 6.9 million, bad debt expenses of RMB 11.2 million and the recognition of a share-based compensation of RMB 1.1 million.
Other Operating Expenses. Other operating expenses in the fiscal year ended June 30, 2009 consist primarily of share cancellation fees for those shares bought back under our share repurchase plan.
Other operating expenses in the fiscal year ended June 30, 2008 consist primarily of a RMB 3.0 million donation to the Sichuan earthquake relief effort.

Other Income Statement Items and Net Income
The following table sets forth other income statement items and net income for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
		2007 to		2008 to
		2008		2009
		Percentage		Percentage
	2007	Change	2008	change	2009
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Net revenue	555,225	17.4	651,935	2.9	671,146	98,261

Gross profit	288,659	15.4	333,147	3.5	344,745	50,473
Total operating expenses	(261,612)	13.7	(297,489)	9.5	(325,652)	(47,678)

Other operating income	40,023	10.2	44,101	3.3	45,576	6,673

Operating income	67,070	18.9	79,759	(18.9)	64,669	9,468
Derivative (loss) gain	(55)	3,296.4	(1,868)	410.9	5,807	850
Interest income	2,306	491.6	13,644	(61.1)	5,308	777
Investment income	—	*	11,057	38.0	15,257	2,234
Interest expense	—	*	—	*	—	—
Other non-operating income	—	*	42,708	(85.5)	6,204	908

Income before income taxes	69,321	109.6	145,300	(33.1)	97,245	14,237
Provision for income taxes	(2,892)	(61.9)	(1,101)	(76.9)	(255)	(37)

Net income	66,428	117.1	144,199	(32.7)	96,990	14,200

*	Not meaningful
The following table sets forth other income statement items and net income as a percentage of net revenue for the periods indicated.

	Year Ended June 30,
	2007	2008	2009
	(%)	(%)	(%)
Net revenue	100.0	100.0	100.0

Gross profit	52.0	51.1	51.4
Total operating expenses	47.1	45.6	48.5

Other operating income	7.2	6.7	6.8

Operating income	12.1	12.2	9.6
Derivative gain (loss)	*	(0.3)	0.9
Interest income	0.4	2.1	0.8
Investment income	—	1.7	2.3
Other non-operating income	—	6.6	0.9
Income before income taxes	12.5	22.3	14.5
Provision for income taxes	0.5	0.2	*

Net income	12.0	22.1	14.5

*	Less than 0.1%
Other Operating Income. Other operating income primarily consists of government subsidies in the form of value added tax refunds for encouraging development in the software industry. We record these subsidies as other operating income when all conditions to qualify for the receipt of the subsidies are met. Other operating income also includes sales of miscellaneous accessories and the write-off of old advances from customers. Other operating income increased 3.3% in the fiscal year ended June 30, 2009 from 2008, increased 10.2% in the fiscal year ended June 30, 2008 from 2007, primarily because of the increase in value added tax refunds resulting from increased sales of DLDs.

Derivative Gain (Loss). Derivative gain or loss primarily consists of change in the fair market value of the warrants we issued. The warrants expired in April 2009.
Interest Income. Interest income represents interest income from our bank deposits. Interest income decreased 61.1% in the fiscal year ended June 30, 2009 from the fiscal year ended June 30, 2008, mainly due to the decreased average cash and cash equivalent and a decrease in interest rate. The increase in interest income in the fiscal year ended June 30, 2008 was primarily due to the increased average cash and cash equivalents.
Investment Income. Investment income primarily consists of returns from investing with bank financial products and the gain or loss on trading investments.
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
Our subsidiaries and our variable interest entity in China are subject to income tax at the current rate of 25%. However, some of our subsidiaries and our variable interest entity enjoy lower enterprise income tax rates because of preferential tax treatments. For example, Innovative Noah and New Noah enjoyed a preferential tax rate of 18% in 2008 and will enjoy a preferential tax rate of 20% in 2009. In addition, some of our subsidiaries also are entitled to a two-year full tax exemption followed by a three-year 50% tax concession, beginning from each of their first profitable year.
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law, which became effective on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Existing companies are required to transition to the new enterprise income tax rate over the next five years. On December 26, 2007, the State Council promulgated the Notice on Implementation of Preferential Policies on Transition of Enterprises Income Tax, which provides that as from January 1, 2008, the enterprises that were taxed at 15% previously will be taxed at 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, and the enterprises that were granted certain tax concessions will continue to enjoy the tax concessions until the expiry day in accordance with the tax preferences under the old income tax law, regulations and other relevant provisions. Furthermore, the new PRC enterprise income tax law also provides that a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, will be subject to PRC income tax. According to the new tax law, the term “de facto management bodies” therein refers to those bodies that exercise substantial and overall management and control over the production, operation, personnel, accounting and properties of enterprises. However, the new tax law does not clearly provide which conducts will be regarded as substantial and overall management and control. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, the new tax law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on PRC enterprises an obligation to withhold tax on dividend distributions to foreign investors. Unless the relevant tax treaties entered into by China otherwise provide, under the new tax law, 10% withholding tax is applied to the dividends distributed to foreign investors by PRC enterprises, provided that such foreign investors have not been regarded as resident enterprises by the PRC taxation authorities. According to the relevant treaties between China and Hong Kong, 5% withholding tax is applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises.

Our effective tax rate for the fiscal year ended June 30, 2007, 2008 and 2009 was 4.2%, 0.8% and 0.3%, respectively.
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
Our DLDs and KLDs comprise software-related elements and hardware. Our revenue from sales of DLDs and KLDs is generally recognized under Accounting Standards Codification (“ASC”) 605-985 Revenue Recognition (AICPA Statement of Position No. 97-2), Software Revenue Recognition, because our devices comprise software-related elements and hardware. The software-related elements embedded in the hardware are essential to the DLD’s and KLD’s functionality. We do not provide an express right of return in our arrangements with distributors other than for quality issues within the warranty period, and we have not established a right of return with distributors based on our customary business practices. However, returns have arisen in the past on a negotiated basis when we terminated the distributorships of certain distributors. Distributorships are only terminated when, after our assessment, the distributors’ performance is considered to be unsatisfactory. The amount of negotiated returns we will accept is at our discretion. These returns were approximately 0.2% to 0.6% of the total gross revenue for the periods presented, and are not significant relative to total revenue. We believe these returns will continue to be immaterial in the future. Accordingly, we have not established a return provision concurrently as revenue is recognized and returns are recorded as incurred. However, if circumstances in the future change and the rate of return increases, we will reassess our return policy and estimate the provision for such costs and recognize them concurrently with revenue.
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

We have provided telephone customer support since September 2005 and free general content downloads since June 2006 to our customers. The telephone customer support services are considered post-contract customer support (“PCS”) under ASC 605-985. Since the nature of our PCS is unspecific and infrequent, and our PCS is not sold on a stand-alone basis, vendor-specific objective evidence of fair values does not exist to allow the total revenue from the sales of devices to be allocated between the device component and the PCS. We recognize revenue from the sales of DLDs or KLDs when the DLDs or KLDs are delivered. The telephone customer support is set up primarily for marketing purposes and is substantially provided within a year following the purchase of the device. Our telephone customer support team, staffed with four personnel, usually receives calls relating to general inquiries of our products and services from our customers as well as individuals who have not yet purchased our products. These calls include inquiries regarding the general content of our website, and general content download related matters, or other inquiries such as the locations to purchase our products. Only a small percentage of the calls relate to technical problems or inquiries that are referred to technical staff for support. With regard to the free general content downloads provided to customers, we consider that the delivery criteria under ASC 605-985 have been met when the customer has been provided with access codes that allow the customer to take immediate possession of the software. Accordingly, the delivery of content occurs upon the physical delivery of the device as customers are then able to begin downloading the content. We do not have further obligations to update or modify the content. The cost related to the PCS arrangement is expensed as incurred because historically, the costs involved for such services were not significant. It is expected that the cost of telephone customer support and maintaining the website for free general content downloads will continue to be minimal. Should the costs of PCS increase in the future, we will need to consider the implication on our revenue recognition and the need to establish vendor-specific objective evidence of fair values for these services.
In addition, we provide warranties generally for one year to our customers, covering bug fixes of the software-related elements built in our DLDs or KLDs. Whether a warranty is considered an implied PCS element ASC 605-985 depends on the specific facts and circumstances. A warranty that provides protection for the customer from defective software should be accounted for in conformity with ASC 450 (FASB Statement No. 5, Accounting for Contingencies). As the warranty we provide to customers only covers repairs on defective products, and excludes other maintenance services, we do not consider this an implied PCS element. Warranty costs are expensed as incurred because historically, the costs involved are not significant. Should the warranty costs increase in the future, we will accrue for warranty expenses in accordance with ASC 450.
Since November 2006, we also have been selling prepaid cards to distributors. These prepaid premium cards represent prepaid service fees and the customers who purchase these cards are entitled to premium content available on our website and generally have a 12 month expiration period. We record these prepaid service fees as deferred revenue upon receiving the upfront cash payment. Revenue is recognized upon actual use of the card by the customers or upon the expiration of the card. Approximately RMB 5.5 million, RMB 1.3 million and RMB 0.2 million (US$ 0.03 million) of revenue from prepaid cards was recognized in the fiscal year ended June 30, 2007, 2008 and 2009. We ceased the sale of prepaid cards in fiscal year ended June 30, 2009.
Since July 2007, we have provided after-school tuition programs to primary and secondary school students. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognized as revenue ratably over the course of the tuition programs.
We record revenue net of value-added tax collected from customers at 17% or business tax of 5%, net of sales discounts and sales returns.
Inventory Obsolescence
We review our inventory for potential impairment on a quarterly or more frequent basis as our management deems necessary. The impairment write-downs of inventory were based on the best information available at the time of the preparation of the consolidated financial statements. We estimated the potential impairment of inventory based on our review of, among other things, the levels of inventory versus customer requirements and obsolescence, the product life cycle status, and the aging analysis of the inventory. The review and evaluation also involves the consideration of the potential sale of impaired inventory at lower than market prices. At each balance sheet date, we identify inventories that are worth less than cost and write them down to lower of cost or market and the difference is charged to our cost of revenues for that period. Though management considers such write-down of inventories to be adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions or unforeseen technological changes negatively impacting the utility or popularity of our devices may require us to record additional write-downs which will negatively affect gross margins in the period when the write-downs are recorded.

Allowance for Doubtful Accounts
The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. The allowance of doubtful accounts was based on the best information available at the time of the preparation of the consolidated financial statements. We estimated the allowance of doubtful accounts based on historical write-off experience, customer specific facts and economic conditions. If there are any changes to these assumptions, such as a change in the settlement trend of our customers due to unexpected economic or competitive conditions, or if future actual default rates on trade receivables in general differ from those currently anticipated, we may have to adjust our allowance for doubtful accounts, which will affect earnings in the period the adjustments are made. Bad debt expense is included in general and administrative expenses. We review outstanding account balances individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2008 and 2009 the allowance for doubtful debts were RMB 13.2 million and RMB 8.5 million (US$ 1.2 million), respectively.
Share-Based Compensation
Under ASC 718 Compensation – Stock Compensation (SFAS No. 123R), we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. For options granted to employees, we have recorded a compensation charge for the fair value of the options at the grant date. We then amortize share-based compensation expense over the vesting periods of the related options.
We adopted our 2006 equity compensation plan and issued 736,721 ordinary shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our director. Pursuant to this plan, Master Topful have granted options to 104 of our employees to purchase shares in Master Topful that entitled them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 ordinary shares after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$ 2.9439 per share (or US$ 1.4720 per share after giving effect to the 1 to 2 share split). These options were subject to vesting periods. In June 2007, we terminated our 2006 equity compensation plan and cancelled the 736,721 shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) issued to Master Topful. The options granted by Master Topful under our 2006 plan were canceled and, other than those options that were forfeited or terminated, replaced by options we issued directly under our 2007 share incentive plan. In June 2007, we issued options to purchase 735,721 ordinary shares (or 1,471,442 ordinary shares after giving effect to the 1 to 2 share split) at a weighted average exercise price of US$ 3.2160 per share (or US$ 1.6080 per share after giving effect to the 1 to 2 share split). We have accounted for the replacement of options issued under our 2006 plan with options issued under our 2007 plan as a modification pursuant to SFAS 123(R). As the options granted pursuant to the 2006 plan are expected to vest under the original vesting condition at the date of the modification, we will continue to recognize the compensation cost over the remaining original vesting period of 1.5 years. As a result of the modification, an additional compensation cost of RMB 0.8 million (US$ 0.1 million) was recognized. On December 18, 2008, we adopted the 2008 Share Incentive Plan. Under the 2008 Share Incentive Plan, during the fiscal year ended June 30, 2009, we granted our employees options to purchase 1,279,000 ordinary shares at the weighted average exercise price of US$ 2.60.
We recorded share-based compensation expenses of RMB 14.8 million, RMB 20.3 million and RMB 8.2 million (US$ 1.2 million) in fiscal years ended June 30, 2007, 2008 and 2009, respectively. We have categorized these share-based compensation expenses in our cost of revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses, depending on the job functions of the persons to whom we granted the options.

The table below sets forth certain information concerning options granted to our executives and employees on the dates indicated, after giving effect to the 1 to 2 share split.

	Number of
	Ordinary
	Shares	Option				Fair value
	Underlying	Exercise		Fair Value of		of
	Options	Price Per		Options at		ordinary
Grant Date	Granted	Share		Date of Grant		shares		Type of Valuation
October 2006 (terminated on June 30, 2007)	1,011,874	US$	1.4720	US$	3.375	US$	4.755	Retrospective
June 2007 (as replacement options)	888,324	US$	1.4720	US$	3.375	US$	4.755	Retrospective
June 2007 (as replacement options)	76,438		—	US$	4.74	US$	5.885	Contemporaneous
June 2007	339,536	US$	1.4720	US$	4.535	US$	5.885	Contemporaneous
June 2007	38,732	US$	1.4720	US$	4.375	US$	5.885	Contemporaneous
June 2007	126,412	US$	3.8719	US$	2.995	US$	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	US$	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	US$	5.885	Contemporaneous
January 2008	667,177	US$	5.56	US$	2.11	US$	5.56	Contemporaneous
March 2009	1,259,500	US$	2.60	US$	1.39	US$	2.95	Contemporaneous
May 5, 2009	3,000	US$	2.60	US$	1.61	US$	3.19	Contemporaneous
May 13, 2009	10,000	US$	2.60	US$	1.62	US$	3.20	Contemporaneous
May 18, 2009	1,500	US$	2.60	US$	1.89	US$	3.54	Contemporaneous
June 15, 2009	3,000	US$	2.60	US$	2.14	US$	3.84	Contemporaneous
June 29, 2009	2,000	US$	2.60	US$	2.16	US$	3.87	Contemporaneous
July 1, 2009	80,000	US$	3.88	US$	1.73	US$	3.88	Contemporaneous
July 21, 2009	30,000	US$	2.60	US$	1.41	US$	3.90	Contemporaneous
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
Prior to the successful completion of our initial public offering, in applying the Black-Scholes option pricing model, for the October 2006 grant, we have attributed to the ordinary shares underlying the options a fair value of US$ 9.51 per share (or US$ 4.755 per share after giving effect to the 1 to 2 share split), determined based on a retrospective valuation prepared by Greater China Appraisal Limited, an unrelated appraiser, with reference to a cash equity transaction in March 2007, under which certain of our shareholders sold their ordinary shares and preference shares to Lehman Brothers and concurrently, warrants were granted by us to Lehman Brothers at nil consideration. We believe this equity transaction between unrelated willing parties to be a relevant factor to determine the fair value of the ordinary shares at October 2006, because (1) one type of the equity securities being exchanged in the transaction were the same securities for which the fair value determination is being made; and (2) we considered the transaction to be a relevant current transaction as there has been no significant change in our business from October 2006 to March 2007. Accordingly, the fair value of the ordinary shares determined in March 2007 was discounted back retrospectively to arrive at the fair value of the ordinary shares underlying the options granted in October 2006. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 4.74%, expected option life of 3.5 years and expected volatility of 39.96%.
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
The weighted average exercise price of US$ 2.60 for the 1,279,000 options granted under the 2008 share incentive plan in the fiscal year ended June 30, 2009 was equal to the weighted average closing price of our ordinary shares from January 15, 2009 to January 30, 2009. 30% of these options will vest between the date of grant to December 31, 2009 and another 30% will vest between January 1, 2010 and December 31, 2010. The remaining 40% will vest between January 1, 2011 and December 31, 2011. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 1.31% to 1.60%, expected option life of 3.75 years to 3.92 years and expected volatility of 58.45%.
Up to June 30, 2009, vested options were 1,673,309 and a total of 111,057 options were exercised, and RMB 0.7 million (US$ 0.1 million) were received from the issuance of ordinary shares upon the exercise of stock options.
Holding Company Structure
We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits whenever dividends are declared by the subsidiaries, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.
Recent Accounting Pronouncements
In February 2007, the FASB Issued certain provisions in ASC 825 Financial Instruments (FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”). Under these provisions, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. Effective July 1, 2008, we adopted these provisions, but we have not elected the fair value option for any eligible financial instruments as of June 30, 2009.

\

Effective July 1, 2008, we adopted ASC 855 Subsequent Events (FASB No. 165, “Subsequent Events”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted ASC 855 on a prospective basis. The adoption of ASC 855 did not have a significant effect on our consolidated financial statements presented.
Effective July 1, 2008, we adopted certain provisions in ASC 860 Transfers and Servicing and ASC 810 Consolidation (FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities”). These provisions require the public entities subject to the disclosure requirements of ASC 860 (Statement 140) to provide financial statement users with an understanding of the following: (i) a transferor’s continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; (ii) the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; (iii) how servicing assets and servicing liabilities are reported under ASC 860; and (iv) for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity’s financial position, financial performance, and cash flows. These provisions also require enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIE assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. The adoption of these provisions enhanced our disclosure on the VIE in the consolidated financial statements and has been applied to all periods presented.
In December 2007, the FASB issued certain provisions in ASC 805 (FASB Statement No. 141R, “Business Combination”), to improve reporting, creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all, as of that date, the assets acquired and liabilities assumed and any noncontrolling interest in the acquiree at the acquisition-date, measured at their fair values; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. These provisions in ASC 805 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We are currently evaluating whether the adoption of these provisions will have a significant effect on our financial position, results of operations or cash flows.
In December 2007, the FASB issued certain provisions in ASC 810 Consolidation (FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”), to improve the relevance, comparability and transparency of financial information. These provisions establish the accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. These provisions establish a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, all such transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. These provisions are effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of these provisions will have a significant effect on our financial position, results of operations or cash flows. It is not expected to have a material impact on our financial position, results of operations and cash flows.
In March 2008, the FASB issued certain provisions in ASC 815 Derivatives and Hedging (FASB Statement No. 161, “Disclosures About Derivative Instruments and Hedging Activities,” an amendment of SFAS No. 133). These provisions require enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. These provisions are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We will adopt these provisions in fiscal year 2010.

In April 2008, the FASB issued certain provisions in ASC 350 Intangibles, Goodwill and Other (FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”). These provisions amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. These provisions are effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in these provisions is applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the impact, if any, of the adoption of these provisions on our financial position, results of operations and cash flows.
In June 2009, the FASB issued certain provisions in ASC 810 (FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)”). These provisions eliminate the exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. These provisions also contain a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying these provisions. These provisions will be effective for our fiscal year beginning July 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In August 2009, the FASB issued Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value.” This update provides amendments for fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques as specified by this update. This update is effective for the first reporting period (including interim periods) beginning after August 2009. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In September 2009, the FASB issued Accounting Standards Update No. 2009-06, “Income Taxes (ASC 740) Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.” The guidance answers the following questions: is the income tax paid by the entity attributable to the entity or its owners? what constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity? and how should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities? The guidance is effective for us for interim and fiscal year beginning July 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In October 2009, the FASB issued Accounting Standard Update No. 2009-13, “Revenue Recognition (ASC 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force.” This update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. As a result, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE or TPE is available. The amendments also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. This update is effective for us prospectively for revenue arrangements entered into or materially modified in fiscal year beginning on July 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In October 2009, the FASB issued Accounting Standard Update No. 2009-14, “Software (ASC 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force.” The amendments in this update change the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in ASC 985-605. In addition, the amendments in this update require that hardware components of a tangible product containing software components always be excluded from the software revenue guidance. In that regard, the amendments in this update provide additional guidance on how to determine which software, if any, relating to the tangible product also would be excluded from the scope of the software revenue guidance. This update is effective for us prospectively for revenue arrangements entered into or materially modified in fiscal year beginning on July 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity are our cash and cash equivalents, which comprise primarily of the proceeds from our initial public offering, as well as the cash flow generated from our operations. As of June 30, 2009, we had cash and cash equivalents of RMB 493.9 million (US$ 72.3 million), compared to RMB 260.2 million as of June 30, 2008.
The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended June 30,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by (used in) operating activities	41,528	(29,370)	82,441	12,070

Net cash provided by (used in) investing activities	52,352	(756,863)	350,652	51,338

Net cash provided by (used in) financing activities	(76,000)	970,787	(199,320)	(29,182)
Effect of exchange rate changes on cash and cash equivalents	(471)	(1,698)	(85)	(12)

Net increase (decrease) in cash and cash equivalents	17,880	184,554	233,775	34,226

Cash and cash equivalents at beginning of period	59,958	77,367	260,223	38,099

Cash and cash equivalents at end of period	77,367	260,223	493,911	72,313
Operating Activities
Net cash provided by operating activities was RMB 82.4 million (US$ 12.1 million) in the fiscal year ended June 30, 2009 compared to net cash used in operating activities of RMB 29.4 million in the fiscal year ended June 30, 2008. Net cash provided by our operating activities in the fiscal year ended June 30, 2009 resulted primarily from (1) our net income of RMB 97.0 million (US$ 14.2 million), (2) an increase in our accounts payable of RMB 47.7 million (US$ 7.0 million) primarily resulting from our increased purchase of raw materials due to increased sales volume, (3) an increase in other payables and accruals of RMB 14.4 million (US$ 2.1 million) primarily resulting from the remaining purchase price to be paid for the purchase of premises in Chengdu Hi-tech Industrial Development Zone, and (4) non-cash share-based compensation of RMB 8.2 million (US$ 1.2 million). These items were partially offset by (1) an increase in inventories of RMB 69.1 million (US$ 10.1 million) due primarily to an increase in ELP stock level in anticipation of the relocation of one of our OEMs, (2) an increase in prepaid expenses and other current assets of RMB 11.0 million (US$ 1.6 million) primarily due to an increase in government subsidy receivable and offset by a decrease in advance to staffs and other current assets; and (3) an increase in accounts receivable of RMB 11.4 million (US$ 1.7 million) resulting from increased sales volume.
Net cash used in operations was RMB 29.4 million in the fiscal year ended June 30, 2008 compared to net cash provided by operations of RMB 41.5 million in the fiscal year ended June 30, 2007, primarily due to an increase in accounts receivable, prepaid expenses and other current assets, and a decrease in accounts payable and advances from customers. Our net income increased by RMB 77.8 million to RMB 144.2 million in the fiscal year ended June 30, 2008 from RMB 66.4 million in the fiscal year ended June 30, 2007. Our accounts receivable increased by RMB 26.6 million to RMB 77.7 million in the fiscal year ended June 30, 2008 from RMB 51.1 million in the fiscal year ended June 30, 2007. Meanwhile, our operating income increased to RMB 79.8 million in the fiscal year ended June 30, 2008 from RMB 67.1 million in the fiscal year ended June 30, 2007 due to the increase of net revenue in the fiscal year ended June 30, 2008.

Investing Activities
Net cash provided by investing activities was RMB 350.7 million (US$ 51.3 million) in the fiscal year ended June 30, 2009 compared to net cash used in investing activities of RMB 756.9 million in the fiscal year ended June 30, 2008. The net cash provided by investing activities was attributable to a decrease in held-to-maturity investments of RMB 747.0 million (US$ 109.4 million). Cash inflows were offset in part by (1) an increase in short-term bank deposits of RMB 274.2 million (US$ 40.2 million) and (2) RMB 100.6 million (US$ 14.7 million) used in the acquisition of property, plant and equipment and intangible assets.
Net cash used in investing activities was RMB 756.9 million in the fiscal year ended June 30, 2008 compared to net cash provided in investing activities of RMB 52.4 million in the fiscal year ended June 30, 2007. The net cash used in investing activities was primarily attributable to an increase in held-to-maturity investments of RMB 747.0 million and the acquisition of property, plant and equipment and intangible assets of RMB 9.0 million. Held-to-maturity investments primarily consist of investments on bank notes with guarantee principals and returns.
Financing Activities
Net cash used in financing activities in the fiscal year ended June 30, 2009 was RMB 199.3 million (US$ 29.2 million), resulting from (1) dividends paid to holders of our ordinary shares of RMB 137.5 million (US$ 20.1 million) and (2) cash of RMB 62.5 million (US$ 9.1 million) paid for the repurchases of our shares. These cash outflows were partially offset by proceeds from exercises of share options of RMB 0.7 million (US$ 0.1 million).
Net cash provided by financing activities in the fiscal year ended June 30, 2008 amounted to RMB 970.8 million, which was primarily attributed to the RMB 976.5 million proceeds from issuance of ordinary shares, partially offset by the cash paid for the repurchases of our shares of RMB 5.8 million.
Restrictions on Cash Dividends
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
Borrowings
As of the June 30, 2009, we did not have any short-term or long-term borrowings.
Capital Expenditures
In the fiscal year ended June 30, 2009, our capital expenditures mainly included (1) RMB 100.6 million (US$ 14.7 million) used in acquisition of property, plant and equipment and intangible assets, and (2) RMB 21.6 million (US$ 3.2 million) as the deposit for the acquisition of the Little New Star Education Group.
We expect our capital expenditures in the fiscal year ended June 30, 2010 to include (1) payment of the remaining cash consideration of RMB30 million (US$ 4.4 million) for the acquisition of the Little New Star Education Group acquisition, and (2) US$ 3 million strategic investment in Series A Preferred and Series B Preferred shares of Franklin, subject to the consummation of the proposed merger of Saunders and Franklin in first quarter of 2010.

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
C. Research and Development, Patents and Licenses, Etc.
Our research and development efforts are led by our senior management, six of whom hold engineering or related degrees. Our research and development team, located in our Shenzhen, Beijing and Chengdu research centers, consisted of approximately 183 engineers as of June 30, 2009. As of the date of this annual report, we hold 22 domestic patents and have 17 domestic and two international pending patent applications relating to the core aspects of our NP-iTECH and other technologies.
Our NP-iTECH platform enables us to present multimedia-intensive content and enhances our content development capability. Our multimedia content is played on our NEPlayer, a media player built on the NP-iTECH platform that supports and integrates mainstream multimedia formats such as MIDI, WAV, MP3, Flash and MPEG4. Our NP-iTECH software was designed with the objective of supporting multimedia education content development and display. After receiving basic training in our user-friendly NP-iTECH programming language, our content developers can program and assemble into complete courseware titles complex multimedia elements and interactive learning modules such as a test grading mechanism. We believe this allows us to develop complex multimedia content at a faster speed than our competitors.
Built as an open architecture, our NP-iTECH platform is highly scalable. In addition to the operating system embedded in our DLDs and KLDs, it is compatible with the LINUX and WinCE operating systems, as well as various applications built for the LINUX or the WinCE environment. In May 2006, we brought to market what we believe to be the first color DLDs. The open architecture allowed our color DLDs to be built on an interchangeable platform with our black-and-white DLDs. It also allows easy integration with web-based and wireless-based technologies and future add-ons.
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
In January 2008, we brought to market what we believe to be the first generation of DLDs with graphic calculator technology. Graphic calculator is a tool for students to study mathematics and can be used to solve real-world mathematics problems as well. In addition to the classic courseware titles, the graphic calculator has four more functional modules including mathematics palette, algebraic calculation, functions programming and geometric dictionary. It can draw graphs for functions, geometry and other types of mathematics problems, as well as present the effects of input variation graphically. Furthermore, it allows students to manipulate algebra equations and program certain scientific calculations. As a component of the Noah network learning device, the graphic calculator also has features such as a large touch-screen, color TFT display, handwrite-input and a user-friendly interface.

Our competitive advantage in technology was key to our past success. We believe continuous advances in technology are key to the creation of new and improved content and the diversification of multiple distribution platforms, and are vital to retaining our competitive position. We intend to continue to focus a significant amount of our resources on our research and development effort. Currently, our research and development effort is focused on the following key areas:
•	Learning with fun: It aims to enable users to learn through entertainment. It increases users’ study interest and motivation through scenario simulation, games and interactive practice problem sets. Users can learn by online or off-line games, using hand-held devices or internet. It provides users with a happy, easy and fun learning environment.
•	E-book: This technology will digitalize paper books, and hold thousands of books in a hand-held device. Users can zoom in and out, click on pictures, text, titles and other elements to read, talk, make notes and search.
•	Semanteme-based processing: Semanteme-based processing can be the foundation of knowledge database. It stores the information in a network structure. When applied in teaching and learning and combined with database technology, semanteme-based processing technology can help the users to search and learn through induction, and measure their progress over time.
•	Inter-connectivity: With the advance of wireless technology, such as WIFI, GRPS, SG, it is believed that hand-held learning devices will be connected to Internet wirelessly in the near future. In the next year or so, Noah will develop more learning devices and contents for Internet users, wirelessly or through LAN. Our Internet portal will become a center for our customers, providing learning subject search, book search, homework tutoring, study groups or communities, content updates and upgrades, student performance tracking and other services.
Our research and development expenses were RMB 43.5 million, RMB 52.7 million and RMB 56.3 million (US$ 8.2 million) for the fiscal years ended June 30, 2007, 2008 and 2009, respectively.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2008 to June 30, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
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

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of June 30, 2009:

	Payment Due by June 30,
	Total	2010	2011	2012	2013	2014	Thereafter
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
	(In thousands)
Operating lease obligations	10,297	4,203	1,800	1,422	1,317	1,287	268
Purchase obligations	82,560	82,560	—	—	—	—	—
Marketing expenses	2,932	2,932	—	—	—	—	—

Total	95,789	89,695	1,800	1,422	1,317	1,287	268

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2009.
G. Safe Harbor
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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies;
•	our future business development, results of operations and financial condition;
•	expected changes in our revenues and certain cost and expense items;
•	our ability to expand our content, attract customers and leverage our brands;
•	our ability to manage growth;
•	trends and competition in the interactive educational content industry; and
•	fluctuations in general economic and business conditions in China.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dong Xu	43	Chairman and Chief Executive Officer
Jerry He	35	Chief Financial Officer
Benguo Tang	44	Director, President and Chief Operating Officer
Xiaotong Wang	47	Director and Chief Technology Officer
Xianquan Xiao	43	Director
Xiao Chen	46	Independent Director
Guangnan Ni	70	Independent Director
Conrad Kwong Yue Tsang	37	Independent Director
Benzhong Wang	70	Independent Director
Shengli Zheng	66	Independent Director
Tianming Du	59	Vice President
Dora Li	41	Vice President, Finance and Financial Controller
Yi Liu	42	Vice President, Sales
Ming Ouyang	33	Vice President, Content Development
Wei Zheng	49	Vice President, Research and Development
Mr. Dong Xu is a founder of our company and serves as the chairman of our board and as our chief executive officer. Mr. Xu is also the founder and 51% owner of Noah Zhi Yuan. In April 2004, Mr. Xu helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Xu was an executive officer of Shenzhen Noah Industrial Co., Ltd., which focused on the design, production and distribution of translation devices. From 1995 to 1999, Mr. Xu served as vice president of sales of Tibet Medicine Company. From 1991 to 1995, Mr. Xu served as a manager of the Shenzhen Branch of Chengdu Enwei Group. He has a bachelor’s degree in engineering physics and an EMBA degree from Tsinghua University, China.
Mr. Jerry He has served as chief financial officer since November 9, 2009. Mr. He joined us as executive vice president in July 2009. Prior to joining us, Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 and was previously at Bear Stearns from November 2006 to May 2008. Before his career in the financial industry, Mr. He worked as a management consultant at ZS Associates, and from 2002 to 2005 he served as senior director at Verispan LLC, where he was responsible for business development and management science. From 2000 to 2002, he was a senior market researcher at Research International and a senior consultant at NDCHealth. Mr. He has a bachelor of science degree from Peking University, China and an MBA with Honors from the University of Chicago, Booth School of Business. He is also a CFA charter holder.
Mr. Benguo Tang is a founder of our company and serves as a member of our board of directors. Mr. Tang has served as our president and chief operating officer since November 9, 2009. Mr. Tang is also the founder and 49% owner of Noah Zhi Yuan. In April 2004, Mr. Tang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Tang was an executive officer of Shenzhen Noah Industrial Co., Ltd., which focused on the design, production and distribution of translation devices. From 1997 to 1999, Mr. Tang served as a manager of the Guangdong Office of Gansu Duyi Medical Co., Ltd. Prior to that, Mr. Tang served as a technical engineer in Dongguan Yimeida Electronic Factory in Guangdong Province. Mr. Tang has a bachelor’s degree in engineering physics from Tsinghua University, China.
Mr. Xiaotong Wang is a founder of our company and serves as a member of our board of directors and as our chief technology officer. In April 2004, Mr. Wang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Wang was an executive officer of Shenzhen Noah Industrial Co., Ltd., which focused on the design, production and distribution of translation devices. From 1996 to 1998, Mr. Wang served as a vice general manager of Hubei Xiangfan Tianhui Medical Instrument Company Limited. Prior to that, Mr. Wang served as a senior engineer and manager in Yimeida Electronic Co., Ltd. and was primarily responsible for electronic products and software. Mr. Wang has a master’s degree in precision instruments from Tianjin University, China.

Mr. Xianquan Xiao has served as a member of our board of directors since November 2006. Mr. Xiao served as our chief operating officer from August 2008 to November 2009. From 2006 to January 2009, Mr. Xiao served as our vice president, sales. From 1999 to 2006, Mr. Xiao served as our sales manager. Mr. Xiao was a sales executive with Chengdu Enwei Pharmaceutical Company from 1995 to 1997 and was also an engineer with Chengdu Steel Pipe Factory from 1987 to 1995. Mr. Xiao has a bachelor’s degree in engineering from Wuhan Polytechnic University, China and a master’s degree from Southwest Jiao Tong University, China.
Dr. Xiao Chen has served as an independent member of our board of directors since June 2007. Dr. Chen is currently a professor at the Department of Accounting, School of Economics and Management, Tsinghua University, China, where he served in various capacities since 1997. Dr. Chen’s research interests include accounting and capital markets, corporate governance, international taxation, taxation and business strategy, and business valuation. Dr. Chen is a board member of the China Accounting Society and the China Taxation Society, and serves as the independent director of four China-based companies. Dr. Chen received a bachelor in engineering degree in engineering from the Wuhan Institute of Chemical Engineering, China, a master in management engineering degree from the University of Science and Technology of China, and a Ph.D. in economics from Tulane University.
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
Mr. Shengli Zheng has served as our independent director since October 2008. Mr. Zheng had over 15 years of experience in teaching and research at the Department of Computer Science, Peking University, China until 1984. Mr. Zheng is currently a professor at the Law School, secretary general of the Intellectual Property Law Faculty and director of the Law and Order Research Center at Peking University in China. Mr. Zheng is also the managing president of the Intellectual Property Association of China Colleges and an international arbitrator at the arbitration center of World Intellectual Property Organization. Mr. Zheng has a bachelor’s degree in atmospheric physics from Peking University, China.
Mr. Tianming Du has served as our vice president since July 2009 when we completed the acquisition of 100% equity interest in the Little New Star Education Group. The Little New Star Education Group was founded by Mr. Du in 1992. From November 2005 to July 2009, Mr. Du was the chairman of Changsha Little Star Cartoon Digital Technology Ltd. Mr. Du has a bachelor’s degree in education from Hunan Normal University.

Ms. Dora Li has served as vice president, finance, and financial controller since November 9, 2009. Ms. Li served as our interim chief financial officer and chief financial officer from June 2008 to November 2009 and joined us as financial controller in December 2007. Previously, Ms. Li was the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company. From 1999 through 2007, Ms. Li was a senior finance manager at Conair Corp., a Fortune 500 company, in Connecticut. Ms. Li holds a bachelor of arts degree from the Beijing Second Foreign Language Institute, China, and a master of business administration from Thunderbird School of Global Management in Glendale, Arizona. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.
Mr. Yi Liu has served as our vice president, sales, since January 2009. Prior to joining us, Mr. Liu served as a business supervisor on Russian consumption and on global consumption channel in Lenovo Group from 2007 to 2008. From 2004 to 2007, Mr. Liu was a vice general manager of channel sales department for the Greater China region in Lenovo Group. Mr. Liu has a bachelor’s degree in testing technology and instruments from Tsinghua University, China.
Mr. Ming Ouyang has served as our vice president, content development, since January 2007. Prior to joining us in 2005, Mr. Ouyang served as a production manager of Shenzhen Howeasy Technology Co., Ltd. and was responsible for E-dictionary products from 2003 to 2005. From 2001 to 2003, he served as a marketing manager of Shenzhen Goldlinc Electronic Co., Ltd. From 1999 to 2001, Mr. Ouyang worked with Guangdong Guojia Advertisement Consulting Co., Ltd., in charge of advertising strategy. Mr. Ouyang received his bachelor’s degree in industrial design from Hunan University, China.
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
The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during their employment with us and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in competition with our business; or (iii) seek directly or indirectly, to solicit the services of any employee who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B. Compensation
For the fiscal year ended June 30, 2009, we paid an aggregate of approximately RMB 4.8 million (US$ 0.7 million) in cash to our executive officers. We started to pay cash compensation to our non-executive directors in January 2009. As of June 30, 2009, we paid approximately RMB 0.2 million (US$0.03 million ) in cash compensation to our non-executive directors.
Share Incentives
2006 Equity Compensation Plan. In October 2006, our board of directors and shareholders adopted an equity compensation plan that provides for the issuance of options to certain of our employees to purchase up to 736,721 (or 1,473,442 after giving effect to the 1 to 2 share split) of our ordinary shares. Pursuant to the equity compensation plan, we issued 736,721 ordinary shares (or 1,473,442 shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our then vice president, sales. In October 2006, Master Topful Limited granted options to 104 of our employees to purchase shares in Master Topful that entitle them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$ 2.9439 per share (or US$ 1.4720 per share after giving effect to the 1 to 2 share split).
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
2007 Share Incentive Plan and 2008 Share Incentive Plan. In June 2007, we adopted our 2007 share incentive plan, which provides for the issuance of options to purchase up to 1,073,672 shares (or 2,147,344 shares after giving effect to the 1 to 2 share split), or 10% of our ordinary shares then outstanding. In December 2008, we adopted our 2008 share incentive plan, which provides for the issuance of options to purchase up to 5% of our ordinary shares then outstanding.
Types of Awards. The types of awards we may grant under our 2007 plan and 2008 plan include the following:
•	options to purchase our ordinary shares;
•	restricted shares, which represent non-transferable ordinary shares, that may be subject to repurchase, restrictions on transferability and other restrictions; and
•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to repurchase.
Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2007 plan and 2008 plan will be adjusted to reflect the ratio of ADSs to ordinary shares.
Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.
Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 plan and 2008 plan. However, awards made to our independent directors, must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or repurchase restrictions.
Award Agreement. Awards granted under our 2007 plan and 2008 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 plan and 2008 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will lapse. If the successor entity assumes or replaces our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.
Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$ 100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.
The term of each award will be stated in the award agreement. The term of an award will not exceed ten years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.
Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2007 plan and 2008 plan. Amendments to the 2007 plan and 2008 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 plan and 2008 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 plan and 2008 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 plan and 2008 plan.

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2007 share incentive plan and 2008 share incentive plan to several of our directors and executive officers and to other individuals as a group, after giving effect to the 1 to 2 share split. The options in the following table have a term of five years to exercise from the date of grant.

	Ordinary Shares
	Underlying	Exercise Price		Date of Expiration of
Name	Options Granted	(US$/Share)	Date of Grant	Vesting Period
Dong Xu	180,000	2.60	March 2, 2009	December 31, 2011
Jerry He	80,000	3.88	July 2, 2009	December 31, 2011
Xianquan Xiao	203,832	1.472	June 30, 2007	December 31, 2008
	339,536	1.472	June 30, 2007	October 24, 2007
	38,000	5.56	January 18, 2008	December 31, 2010
	150,000	2.60	March 2, 2009	December 31, 2011
Xiao Chen	2,000	6.142	June 30, 2007	June 30, 2010
Guangnan Ni	2,000	6.142	July 6, 2007	June 30, 2010
Dora Li	8,000	5.56	January 18, 2008	December 31, 2010
	55,000	2.60	March 2, 2009	December 31, 2011
Yi Liu	50,000	2.60	March 2, 2009	December 31, 2011
Ming Ouyang	20,184	1.472	June 30, 2007	December 31, 2008
	15,000	5.56	January 18, 2008	December 31, 2010
	35,000	2.60	March 2, 2009	December 31, 2011
Wei Zheng	173,256	1.472	June 30, 2007	December 31, 2008
	60,650	—	June 30, 2007	October 24, 2007
	38,000	5.56	January 18, 2008	December 31, 2010
	100,000	2.60	March 2, 2009	December 31, 2011
Rick Chen[1]	117,840	3.8719	June 30, 2007	June 30, 2010
	115,000	5.56	January 18, 2008	December 31, 2010
	50,000	2.60	March 2, 2009	December 31, 2009
	30,000	2.60	July 21, 2009	December 31, 2009
Other individuals as a group	447,620	1.472	June 30, 2007	December 31, 2008
	445,177	5.56	January 18, 2008	December 31, 2010
	769,000	2.60	March 2, 2009	December 31, 2011
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

[1]	Rick Chen resigned as our executive vice president in August 2009.

Audit Committee. Our audit committee consists of Dr. Xiao Chen, Mr. Guangnan Ni and Mr. Conrad Kwong Yue Tsang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Dr. Chen is the chair of our audit committee and qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:
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
In the fiscal year ended June 30, 2009, our audit committee held seven meetings and passed four resolutions by unanimous written consent.
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
In the fiscal year ended June 30, 2009, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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
In the fiscal year ended June 30, 2009, our corporate governance and nominating committee did not hold any meetings or pass any resolutions.
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Mr. Dong Xu and Mr. Benguo Tang, who are our directors and founders, are also the direct shareholders of Noah Zhi Yuan. Their ownership in Noah Zhi Yuan may present potential conflicts of interest. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — The beneficial owners of Noah Zhi Yuan may have potential conflicts of interest with us.” We rely on their duties of loyalty towards us as our directors. As an added measure to address such potential conflicts of interest, each has executed irrevocable powers of attorney to appoint the individual designated by us to be his respective attorney-in-fact. We currently do not have any other measure or policy to address these potential conflicts of interest.
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
D. Employees
We had 907 and 953 employees as of June 30, 2007 and 2008, respectively. As of June 30, 2009, we had 853 employees, including 136 engineers, 112 content developers, 427 sales and customer support staff and 111 part-time content developers.
We offer our employees merit-based bonuses based on the overall performance of our company, the performance of the department and the individual. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.
We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. In the past, we made insufficient contributions to these funds and plans because of our misunderstanding of the complex rules and regulations, which were not applied uniformly across the cities in which we had employees. Although we have not been challenged by the relevant government authorities, we subsequently determined that our contributions were insufficient. We have since set aside provisions in the amount of RMB 5.7 million, RMB 6.6 million and RMB 7.2 million (US$ 1.1 million) as of June 30, 2007, 2008 and 2009, respectively, to cover the shortfall in past contributions. We have made the required payments in compliance with the applicable laws and regulations since July 2007.

E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2009, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.
As of September 30, 2009, there were 40,264,155 ordinary shares outstanding, which included 1,779,596 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2009, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%

Directors and Executive Officers(1):
Dong Xu(2)	8,126,711	20.2
Jerry He(3)	*	*
Benguo Tang(4)	5,268,268	13.1
Xiaotong Wang(5)	4,487,890	11.1
Xianquan Xiao(6)	1,707,760	4.2
Xiao Chen(7)	*	*
Guangnan Ni(8)	*	*
Conrad Kwong Yue Tsang(9)	3,364,669	8.4
Dora Li(10)	*	*
Yi Liu(11)	*	*
Ming Ouyang(12)	*	*
Wei Zheng(13)	*	*

All Directors and Executive Officers as a Group	23,271,520	57.7

Principal Shareholders:
Jointly Gold Technologies Ltd.(14)	8,078,200	21.0
First Win Technologies Ltd.(15)	5,268,268	13.1
Global Wise Technologies Ltd.(16)	4,487,890	11.7
Baring Asia II Holdings (22) Limited(17)	3,364,669	8.4
Lehman Brothers Bankhaus AG (i. Ins.)(18)	2,860,500	7.1
Sunshine Nation Limited(19)	2,647,743	6.6
Dynamic View Investments Limited(20)	1,252,116	3.1

*	Less than 1%

(1)	The business address of our directors and executive officers, except for Mr. Conrad Tsang, is c/o Noah Education Holdings Ltd., 10th Floor, B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(2)	Includes 7,416,810 ordinary shares and 661,390 ADSs, representing 661,390 ordinary shares, held by Jointly Gold Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Xu. These shares also include 48,511 ordinary shares issuable upon exercise of options held by Mr. Xu that will be vested as of November 30, 2009.

(3)	Represents ordinary shares issuable upon exercise of options held by Mr. He that will be vested as of November 30, 2009.

(4)	Includes 4,711,208 ordinary shares and 557,060 ADSs, representing 557,060 ordinary shares, held by First Win Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Tang.

(5)	Includes 3,809,340 ordinary shares and 678,550 ADSs, representing 678,550 ordinary shares, held by Global Wise Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Wang.

(6)	Includes 691,416 ordinary shares and 560,700 ADSs, representing 560,700 ordinary shares, held by Dynamic View Investments Limited, a British Virgin Islands limited liability company, of which Mr. Xiao is the sole director. The shareholders of Dynamic View are Mr. Xiao and seven of our other employees, namely Ruchun Zhang, Baolin Xu, Longxi Liu, Xiaodong Ji, Yong Liu, Fei Zhao and Shun’an Guo. Mr. Xiao disclaims beneficial ownership in the shares held by Dynamic View except to the extent of his pecuniary interest therein. These shares also include 455,644 ordinary shares issuable upon exercise of options held by Mr. Xiao that will be vested as of November 30, 2009.

(7)	Represents ordinary shares issuable upon exercise of options held by Mr. Chen that will be vested as of November 30, 2009.

(8)	Represents ordinary shares issuable upon exercise of options held by Mr. Ni that will be vested as of November 30, 2009.

(9)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands. Mr. Tsang is a board representative of Baring Asia II Holdings (22) Limited. Mr. Tsang disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Baring Asia II Holdings (22) Limited except to the extent of his pecuniary interest therein. The business address of Mr. Tsang is 39th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(10)	Represents ordinary shares issuable upon exercise of options held by Ms. Li that will be vested as of November 30, 2009.

(11)	Represents ordinary shares issuable upon exercise of options held by Mr. Liu that will be vested as of November 30, 2009.

(12)	Represents ordinary shares issuable upon exercise of options held by Mr. Ouyang that will be vested as of November 30, 2009.

(13)	Represents ordinary shares issuable upon exercise of options held by Mr. Zheng that will be vested as of November 30, 2009.

(14)	Jointly Gold Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Dong Xu. The registered address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(15)	First Win Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Benguo Tang. The registered address of First Win Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(16)	Global Wise Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Xiaotong Wang. The registered address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(17)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, which is incorporated solely for the purpose of holding shares in our company for the benefit of the entities that comprise The Baring Asia Private Equity Fund II (“Fund II”). The voting and investment power over the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of all of our shares held by Baring Asia II Holdings (22) Limited, except to the extent of their pecuniary interest therein. The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.

(18)	According to a Schedule 13G filed on October 23, 2009, Lehman Brothers Bankhaus AG (i. Ins.) had shared voting and investment power over 2,860,500 ordinary shares as of December 31, 2008. The address of Lehman Brothers Bankhaus AG (i. Ins.) is Rathenauplatz 1, 60313 Frankfurt am Main, Germany.

(19)	Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The registered address of Sunshine Nation Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Siyuan Du is the sole owner and director of Sunshine Nation Limited.

(20)	The sole director of Dynamic View Investments Limited, a company incorporated in the British Virgin Islands, is Xianquan Xiao. The shareholders of Dynamic View are Mr. Xiao and seven of our other employees, namely Ruchun Zhang, Baolin Xu, Longxi Liu, Xiaodong Ji, Yong Liu, Fei Zhao and Shun’an Guo. The registered address of Dynamic View Investments Limited is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.
As of September 30, 2009, The Bank of New York Mellon, the depositary for our ADS program, was our only U.S. record holder, holding 43.8% of our total outstanding ordinary shares, which included 1,779,596 ordinary shares issued to The Bank of New York Mellon in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.
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
Contractual Arrangements with Noah Zhi Yuan and Its Shareholders
PRC laws and regulations currently restrict foreign ownership in the Internet industry in China. We are a Cayman Islands holding corporation and a foreign legal person under PRC law. Accordingly, we are currently ineligible to apply for the required Internet licenses and permits in China. We conduct our education business in China through contractual arrangements with Noah Zhi Yuan and its shareholders. Noah Zhi Yuan is our consolidated affiliated entity directly owned by Mr. Dong Xu and Mr. Benguo Tang. We have been and are expected to continue to be dependent on Noah Zhi Yuan to operate our online business until we qualify for direct ownership of an online business in China. We have entered into contractual arrangements with Noah Zhi Yuan, pursuant to which we provide services to Noah Zhi Yuan in exchange for payments from them. In addition, we have entered into agreements with Noah Zhi Yuan and each of the shareholders of Noah Zhi Yuan which provide us with the substantial ability to control Noah Zhi Yuan and its future subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Noah Zhi Yuan and Its Shareholders.”
Private Placements
On March 16, 2007, certain of our ordinary shareholders and Baring Asia completed a sale of 903,952 ordinary shares and 1,628,114 Series A preference shares, respectively, to Lehman Brothers at a purchase price of US$ 5,000,000 and US$ 10,000,000, respectively. In addition, we granted a warrant to Lehman Brothers to purchase up to a certain number of our newly issued ordinary shares at any time during a one-year period commencing six months after our initial public offering. The exercise price of the warrant was based on the average market closing price of our shares for the 20 consecutive trading days immediately prior to the exercise date. The number of shares Lehman Brothers was entitled to purchase under the warrant was equal to US$ 7,500,000 divided by the exercise price, rounded up to the nearest whole number. The warrant issued to Lehman Brothers expired in April 2009.
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

Legal Reorganization
In April 2004, in connection with the incorporation of our offshore holding company and in anticipation of our acquisition of assets of the translation device business of Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, we issued at the par value of US$ 0.00005 per share: (1) 5,700,000 ordinary shares (two of which were satisfied by the transfer of the subscriber shares) to First Win Technologies Ltd., a company controlled by Benguo Tang, (2) 8,550,000 ordinary shares to Jointly Gold Technologies, Ltd., a company controlled by Dong Xu, (3) 4,750,000 ordinary shares to Global Wise Technologies Ltd., a company controlled by Xiaotong Wang, and (4) 1,000,000 ordinary shares to Gallop Jumbo International Limited, a company controlled by Li Ma. In April 2004, we also issued 1,473,442 ordinary shares at par value to Dynamic View Investments Limited, a company of which Xianquan Xiao, our then vice president, sales, is currently the sole director. The shareholders of Dynamic View are Mr. Xiao and seven of our other employees.
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
In September 2005, Benguo Tang entered into a share transfer agreement with New Noah pursuant to which Mr. Tang transferred 10% of the equity interest in Chengdu Noah Electronic Co., Ltd., or Chengdu Noah, to New Noah for RMB 1 million. Concurrently, New Noah entered into a share transfer agreement with Noah Industrial, pursuant to which Noah Industrial transferred all of its equity interest (90%) in Chengdu Noah to New Noah for RMB 9 million. In December 2005, New Noah agreed to transfer all of its equity interest in Chengdu Noah back to Mr. Tang and Noah Industrial for RMB 1 million and RMB 9 million, respectively, and the transfer was completed in September 2006. We had acquired Chengdu Noah equity initially to enhance our research and development capability but resold the equity after we determined that Chengdu Noah’s focus did not fit our business plans.
In June 2004, Noah Industrial, New Noah and Innovative Noah entered into an exclusive service agreement, whereby New Noah and Innovative Noah agreed to appoint Noah Industrial to develop, reproduce, produce, distribute, install and promote certain software products. The agreement expired one year after the completion of our initial public offering. New Noah and Innovative Noah were obligated under the agreement to purchase annually goods and services from Noah Industrial totaling at least RMB 2 million so that Noah Industrial could retain certain favorable tax treatments dependant on the level of its revenues. The obligation to purchase RMB 2 million of goods or services annually may be adjusted if the related tax treatment requirements are changed, with the approval from Noah Technology and the unanimous consent of 51% of our Series A preference shareholders. In addition, in order to retain such favorable tax treatment, Noah Industrial is allowed under the agreement to enter inter other business arrangements to satisfy the revenue requirement. Goods and services purchased by New Noah and Innovative Noah are to be at market price, as would be entered into by arms-length negotiations, and Noah Industrial may refuse prices lower than market prices.
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
Transactions with Noah Zhi Yuan
In December 2006, Noah Zhi Yuan and Innovative Noah entered into a lease contract whereby Innovative Noah leased to Noah Zhi Yuan the premises located at Futian Tian’an Technology Zone Building B1003. The term of lease was two years, beginning December 1, 2006 and terminating December 1, 2008. The monthly rent was RMB 31,723.
In October 2006, New Noah sold to Noah Zhi Yuan certain fixed assets for RMB 764,684. During October and November 2006, as part of a restructuring plan, we arranged for certain contracts, consisting mainly of purchase and supply contracts, that had been entered into between New Noah and third parties to be assigned to Noah Zhi Yuan.
Equity Compensation Plan
Pursuant to our 2006 equity compensation plan, 1,473,442 shares were issued to Master Topful on October 26, 2006. In June 2007, we terminated our 2006 plan and implemented our 2007 equity compensation plan. Master Topful was controlled by us through Xianquan Xiao, our director and then vice president, sales. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives.”
Advances to Related Parties
From time to time, we make advances to employees for travel and related expenses incurred in connection with business activities undertaken on our behalf.
Distributorships
Our distributors included Chengdu Nuo Ya Wei Ye Trading Co., Ltd., a company that was controlled by Xianquan Xiao, our then vice president, sales. Chengdu Nuo Ya Wei Ye ceased to be our related party when Xianquan Xiao transferred his equity interests in Chengdu Nuo Ya Wei Ye to an unrelated party in late 2006.
The following table sets forth our net revenue derived from sales to these distributors for the periods indicated.

	Year ended June 30,
Name of related party	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)

Chengdu Nuo Ya Wei Ye	18,440	—	—	—
Employment Agreements
See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements.”

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
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of our October 2007 initial public offering failed to disclose that one model of our DLD products did not include a recycling warning sticker required under Chinese laws. We have filed a motion to dismiss the consolidated case, which is currently pending.
In October 2005 and December 2006, Beijing Ren’ai Educational Institution, or Beijing Ren’ai, commenced two separate proceedings at Beijing First Intermediate People’s Court against Innovative Noah for alleged infringement of Beijing Ren’ai’s copyright in its textbooks and recorded pronunciations of English words used by Innovative Noah on its website. For reasons unknown to us, Beijing Ren’ai voluntarily withdrew its first legal proceeding in December 2006 and its second legal proceeding in February 2007. In July 2007, Beijing Ren’ai commenced two new legal proceedings at Beijing Haidian District People’s Court and Anhui Province Hefei City Intermediate People’s Court against Innovative Noah on substantially the same grounds and claimed RMB 500,000 as compensation. The judgments of the legal proceedings were delivered in May 2008 and July 2008, and Innovative Noah was ordered to settle compensation of approximately RMB 165,000 and RMB 63,000 to Ren’ai, respectively. In September 2008, Innovative Noah appealed the judgment of Auhui Province Hefei City Intermediate People’s Court to Anhui Province Higher People’s Court. In June, 2009, the appellate court issued the final judgment ordering us to pay settlement compensation of approximately RMB 62,000 to Ren’ai. We paid the compensation in July 2009. In January 2009, Innovative Noah appealed the judgment of Beijing Haidian District People’s Court to the appellate court, Beijing First Intermediate People’s Court, and the case remains pending as of the date of this annual report. In August 2009, Beijing Ren’ai filed a new proceeding at Beijing Haidian District People’s Court against Innovative Noah for the same cause of action. Innovative Noah objected on jurisdiction grounds to the court and the case remains pending as of the date of this annual report.
In August 2008, Beijing Chinese Online Cultural Development Co., Ltd., or Beijing Chinese Online, filed a proceeding at Shenzhen Futian District People’s Court against Innovative Noah and Noah Zhi Yuan for alleged infringement of Beijing Chinese Online’s copyrights. The case was settled by compensation of approximately RMB 324,266 to the plaintiff.
In November 2008 and January 2009, Shenzhen Wanhong Technology Development Co., Ltd., or Shenzhen Wanhong, filed two separate proceedings at Shenzhen Intermediate People’s Court and Jinan Intermediate People’s Court against Innovative Noah and New Noah for alleged infringement of Shenzhen Wanhong’s patent rights. In September 2009, the appellate court, Guangdong Province Higher People’s Court, issued the final judgment dismissing all the claims of Shenzhen Wanhong. In relation to the case filed at Jinan Intermediate People’s Court, Innovative Noah and New Noah requested the Patent Reexamination Board of the State Intellectual Property Office to reexamine Shenzhen Wanhong’s patent and declare it invalid. As a result of reexamination, the Patent Reexamination Board invalidated Shenzhen Wanhong’s patent. Shenzhen Wanhong consequently filed an administrative action against the Patent Reexamination Board at Beijing First Intermediate People’s Court. As of the date of this annual report, the validity of Shenzhen Wanhong’s patent right has not been determined and the case filed at Jinan Intermediate People’s Court remains pending.

In addition, in the past three years, we have been subject to one other intellectual property legal proceeding against us. The plaintiff withdrew its claim and settled with us after we agreed to license certain intellectual property from it.
We have endeavored to comply with applicable PRC laws and regulations relating to intellectual property, have instructed all of our employees and contractors to refrain from engaging in any copyright infringement activities, and are in the process of adopting more stringent policies and procedures in this regard. However, we cannot assure you that all our personnel will strictly comply with this policy. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Third parties have brought intellectual property infringement claims against us in the past, and may bring similar claims in the future.”
Dividend Policy
On May 9, 2005, we declared a cash dividend of RMB 16 million to holders of our ordinary shares and preference shares in proportion to their respective share ownership, on an as converted basis, of RMB 12.3 million and RMB 3.7 million, respectively. On December 22, 2006, we declared a cash dividend of RMB 76 million to holders of our ordinary shares and preference shares in proportion to their respective share ownership, on an as converted basis, of RMB 58.3 million and RMB 17.7 million, respectively. On December 19, 2008, we declared a cash dividend of US$ 0.56 per ordinary shares for fiscal 2008 to shareholders as of December 31, 2008, amounted totally to RMB 137.5 million (US$ 20.1 million), of which RMB 51.3 million (US$ 7.5 million) was out of our retained earnings and the remaining RMB 86.2 million (US$ 12.6 million) out of our addition-paid-in capital.
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
Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Our board of directors has no intention to distribute any dividends in the near future.
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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended June 30, 2008 (from October 19, 2007)	23.70	4.76
Fiscal year ended June 30, 2009	5.91	1.85

Quarterly High and Low
Fiscal quarter ended December 31, 2007	23.70	6.45
Fiscal quarter ended March 31, 2008	8.40	4.76
Fiscal quarter ended June 30, 2008	8.49	5.13
Fiscal quarter ended September 30, 2008	5.91	3.45
Fiscal quarter ended December 31, 2008	4.27	1.85
Fiscal quarter ended March 31, 2009	3.55	2.30
Fiscal quarter ended June 30, 2009	4.78	2.88
Fiscal quarter ended September 30, 2009	5.42	3.50

Monthly Highs and Lows
May 2009	4.47	3.02
June 2009	4.78	3.70
July 2009	4.96	3.50
August 2009	5.42	4.35
September 2009	5.15	4.31
October 2009	5.90	4.31
November 2009 (through November 19)	6.16	4.72
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one ordinary share, have been listed on The New York Stock Exchange since October 19, 2007 under the symbol “NED.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors from funds lawfully available therefor.
Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. On a show of hands, every shareholder will have one vote, and on a poll, every shareholder will have one vote for each share registered in his name in the register of members. A poll may be demanded by our chairman or any shareholder holding not less than 10% of the shares giving a right to vote at the meeting, present in person or by proxy.
A quorum required for a meeting of shareholders consists of shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding at least one third of the issued voting share capital. Shareholders’ meetings may be (but are not required to be) held annually and may also be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.
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
Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year.
Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), proceeds from disposition of assets lawfully available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis.
Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid within the specified time are subject to forfeiture.
Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as the directors may, before the issue of shares, determine.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to our articles of association, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”
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
Mergers and Similar Arrangements.
The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:
•	a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and
•	a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.
In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either:
•	a special resolution of the shareholders of each constituent company voting together as one class, if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company; or
•	a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.
The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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
Shareholders’ Suits.
The Cayman Islands courts can be expected to follow English case law precedents. The Cayman Islands courts have applied and followed common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge (a) an act that is outside the company’s corporate powers or that is illegal, (b) an act constituting a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action requiring a resolution passed by a qualified or special majority that has not been obtained.
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
Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company are required to declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.
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
Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed by the passing of a special resolution.
Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
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
Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association may only be amended with the sanction of a special resolution passed at a general meeting of holders of shares of that class or with the sanction of the holders of a majority of the issued shares of that class.
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
Registration Rights
Pursuant to the restated and amended shareholders agreement dated March 7, 2007, we have granted certain registration rights to holders of our registrable securities, which mean ordinary shares issued to or to be issued to our Series A preference shareholders. Set forth below is a description of the registration rights granted under the agreement.
Demand Registration Rights. At any time commencing six months after our initial public offering, holders of at least 5% of all our issued and outstanding share capital on a fully diluted and as converted basis have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration (1) after we have already effected three demand registrations, (2) during the period beginning on the 60th business day prior to our good faith estimate of the filing date of, and ending on the 180th business day after the effective date of, a public offering of our securities initiated by us, (3) if the securities to be registered can be registered on Form F-3, (4) less than 30% of registrable securities are requested for registration, or (5) within 6 months preceding the request we effected a registration as requested or on Form F-3, or in which holders of registrable securities may participate pursuant to provisions for piggyback registration. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of our board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be in effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.
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
Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we have, within the six-month period preceding the date of such request, already effected one registration, (2) if Form F-3 is not available for the offering by holders of registrable securities, or (3) if holders of registrable securities propose to sell such securities at an aggregate price of less than US$ 1 million. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be in effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.
Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls
See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”
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
People’s Republic of China Taxation
Under the new PRC enterprise income tax law and the implementing rules that became effective on January 1, 2008, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. Therefore, if the Company is considered a non-resident enterprise for purposes of the new PRC enterprise income tax law, a 10% withholding tax will be imposed on dividends paid to the Company by its subsidiaries in China. In such a case, there will be no PRC withholding tax on dividends paid by the Company to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by the Company to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.
Under the new PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementing rules of the new PRC enterprise income tax law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the new PRC enterprise income tax law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. Notwithstanding the foregoing provision, the new PRC enterprise income tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, having ownership interest in a PRC enterprise.

Moreover, under the new PRC enterprise income tax law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in China, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within China unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If the Company is considered a PRC resident enterprise, it is unclear whether the dividends the Company pays with respect to the Company’s ordinary shares or ADSs, or the gain you may realize from the transfer of the Company’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.
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
Passive Foreign Investment Company
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2009. A Non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entity will be treated as ownership of stock.
We must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Based on the significant decline in the market price of our ADSs and our retention of a significant amount of cash and cash equivalents during the taxable year ended June 30, 2009, we believe that we were a PFIC for such year. In addition, we believe that there is a significant risk we will be a PFIC for the current taxable year ending June 30, 2010 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.
If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC and you would not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. You are strongly encouraged to consult your tax advisor as to the possibility and consequences of making a deemed sale election if we cease to become a PFIC and such election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs or ordinary shares:
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
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries were PFICs for the taxable year ended June 30, 2009. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable tax rate for qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on the New York Stock Exchange and, consequently, provided that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you if we are a PFIC, as we believe we were for our taxable year ended June 30, 2009. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.
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
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC FOR OUR TAXABLE YEAR ENDED JUNE 30, 2009 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN ADSs OR ORDINARY SHARES.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
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

Taxation of Disposition of ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates for gains recognized for taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss.
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
We are subject to the periodic reporting and other informational requirements. Under the Securities Exchange Act of 1934, the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http:// www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website at http://www.noahedu.com.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company— C. Organizational Structure.”
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.
Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB while the ADSs will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar by June 30, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$ 1.0 million as of June 30, 2009 into Renminbi at the exchange rate of US$ 1.00 for RMB 6.8302 as of June 30, 2009, the last business day of June 2009, such a cash balance would have been RMB 6.83 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB 6.76 million as of June 30, 2009.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. – D. Material Modifications to the Rights of Security Holders
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
E. Use of Proceeds
On October 24, 2007, we completed our initial public offering of ADSs sold by us and a selling shareholder. In the initial public offering, we registered and sold 10,202,641 ADSs (including over-allotment options), representing 10,202,641 ordinary shares, at US$ 14.00 per ADS. The aggregate price of the offering amount registered and sold was approximately US $142.8 million, of which we received net proceeds of approximately US$ 132.7 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. We used the net proceeds received from our initial public offering as follows:
•	approximately US$ 7.7 million to fund our expansion into complementary business such as acquiring children’s English language training business;

•	approximately US$ 7.7 million to fund research and development efforts; and

•	approximately US$ 12.6 million to pay the dividends in the fiscal year ended June 30, 2009.
None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.
Item 15T. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective at a reasonable assurance level.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of June 30, 2009. In making its assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2009.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm, pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
Changes in Internal Control over Financial Reporting
There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
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

	For the Year Ended June 30,
	2008	2009
	(in thousands of US$)
Audit fees (1)	325	325
Audit-related fees (2)	50	50
Tax fees (3)	—	29
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below is a summary of the ADSs repurchased by us as of October 31, 2009. All the ADSs were purchased in the open market.

					Approximate
				Total Number of	Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number of	Average Price		as Part of Publicly	Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS(1)		Announced Plan(2)	Under the Plan(1)
June 18, 2008 – June 25, 2008	143,484	US$	5.93	143,484	US$	9,149,450.83
August 26, 2008 – August 29, 2008	74,500	US$	4.80	74,500	US$	8,792,190.53
September 2, 2008 – September 30, 2008	886,066	US$	4.45	866,066	US$	4,846,440.11
October 8, 2008 – October 31, 2008	536,134	US$	3.18	536,134	US$	3,141,116.02
November 3, 2008 – November 28, 2008	523,484	US$	2.51	523,484	US$	1,826,247.90
December 1, 2008 – November 31, 2008	259,471	US$	2.89	259,471	US$	1,077,412.43
February 19, 2009 – February 27, 2009	68,900	US$	3.09	68,900	US$	864,615.50
March 2, 2009 – March 31, 2009	94,032	US$	3.06	94,032	US$	576,601.97
June 10, 2009 – June 19, 2009	142,551	US$	4.04	142,551	US$	157.75

Total	2,728,622

(1)	Each of our ADSs represents one ordinary share.

(2)	The repurchase plan was publicly announced on March 27, 2008 and provides for the repurchase of up to US$ 10 million of our ordinary shares.

The ADSs repurchased from July 31, 2008 to June 30, 2009 and their underlying ordinary shares have been cancelled.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.
PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements of Noah Education Holdings Ltd. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit
Number	Description of Document

1.1 *	Amended and Restated Memorandum and Articles of Association of the Registrant

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

4.6	2007 Share Incentive Plan (incorporated by reference to Exhibit 3 of Form 6-K furnished with the Commission on December 19, 2008)

4.7	2008 Share Incentive Plan (incorporated by reference to Exhibit 4 of Form 6-K furnished with the Commission on December 19, 2008)

4.8
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

4.12
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

4.18
English Translation of Asset Purchase Agreement, dated June 30, 2004, between Noah Industrial and the Registrant (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.19	*	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd.

4.20	*	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd.

4.21	*	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd.

4.22	*	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd.

4.23	*	Share Purchase Agreement dated May 22, 2009 between Sunshine Nation Limited, Tianming Du, Liangdong Du, Siyuan Du and the Registrant

4.24	*	English Translation of Equity Acquisition Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd and Global Ring Limited

4.25	*
English Translation of Equity Transfer Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd. and Shenzhen Zhi Yuan Noah Internet Co., Ltd.

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu

*	Filed with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Noah Education Holdings Ltd.
By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer
Date: November 20, 2009

NOAH EDUCATION HOLDINGS LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2007, 2008 AND 2009

Page(s)

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of June 30, 2008 and 2009	F-2

Consolidated Statements of Operations for the years ended June 30, 2007, 2008 and 2009	F-3

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended June 30, 2007, 2008 and 2009	F-4

Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2008 and 2009	F-5

Notes to the Consolidated Financial Statements	F-6 – F-42

Schedule 1 — Noah Education Holdings Ltd. — condensed financial statements as of June 30, 2008 and 2009 and for the years ended June 30, 2007, 2008 and 2009	F-43 – F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Noah Education Holdings Ltd.:
We have audited the accompanying consolidated balance sheets of Noah Education Holdings Ltd. and its subsidiaries (the “Company”) as of June 30, 2008 and 2009, the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2009 and the related financial statement schedule included in Schedule 1. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong
November 20, 2009

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	260,222,860	493,911,466	72,312,885
Short-term bank deposits	—	274,200,000	40,145,237
Investments	759,875,217	7,978,942	1,168,186
Accounts receivable, net of allowance	171,727,724	181,653,129	26,595,580
Related party receivables	706,088	627,626	91,890
Inventories	84,893,471	151,872,803	22,235,484
Prepaid expenses and other current assets	58,005,597	69,039,625	10,107,994
Deferred tax asset	2,154,472	13,207	1,934

Total current assets	1,337,585,429	1,179,296,798	172,659,190
Property, plant and equipment, net	17,871,691	119,619,947	17,513,389
Intangible assets, net	6,504,214	4,461,760	653,240
Deposits for investment	910,000	21,581,952	3,159,783
Deferred tax asset	—	2,058,180	301,335

Total assets	1,362,871,334	1,327,018,637	194,286,937

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payables	34,827,252	82,560,888	12,087,624
Other payables and accruals	22,444,789	45,809,825	6,706,952
Advances from customers	2,825,530	3,308,173	484,345
Income tax payable	815,911	499,471	73,127
Deferred revenue	3,478,153	1,518,203	222,278

Total current liabilities	64,391,635	133,696,560	19,574,326

Non-current liabilities
Warrants	5,830,023	—	—
Deferred revenue	7,716,488	6,227,860	911,812

Total non-current liabilities	13,546,511	6,227,860	911,812

Total liabilities	77,938,146	139,924,420	20,486,138

Commitments and contingencies (note 19)

Shareholders’ Equity
Ordinary Shares, US$0.00005 par value; 600,000,000 shares authorized as of June 30, 2008 and 2009; 38,063,201 and 35,589,120 shares issued and outstanding as of June 30, 2008 and 2009 respectively	15,349	14,504	2,124
Additional paid-in capital	1,169,618,982	1,029,778,033	150,768,357
Accumulated other comprehensive loss	(89,949,455)	(93,632,438)	(13,708,594)
Retained earnings	205,248,312	250,934,118	36,738,912

Total shareholders’ equity	1,284,933,188	1,187,094,217	173,800,799

Total liabilities and shareholders’ equity	1,362,871,334	1,327,018,637	194,286,937

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Net revenue — third parties	536,785,034	651,934,602	671,145,679	98,261,497
Net revenue — related parties	18,439,980	—	—	—

Total net revenue	555,225,014	651,934,602	671,145,679	98,261,497

Cost of revenue — third parties	(260,105,773)	(318,787,904)	(326,400,700)	(47,787,869)
Cost of revenue — related parties	(6,460,612)	—	—	—

Total cost of revenue (a)	(266,566,385)	(318,787,904)	(326,400,700)	(47,787,869)

Gross profit	288,658,629	333,146,698	344,744,979	50,473,628

Research and development expenses (a)	(43,486,658)	(52,666,685)	(56,301,924)	(8,243,086)
Sales and marketing expenses (a)	(172,539,509)	(197,430,136)	(210,692,882)	(30,847,249)
General and administrative expenses (a)	(24,676,281)	(44,259,888)	(58,498,799)	(8,564,727)
Other operating expenses	(20,909,758)	(3,131,763)	(158,466)	(23,201)

Total operating expenses	(261,612,206)	(297,488,472)	(325,652,071)	(47,678,263)

Other operating income	40,023,377	44,100,827	45,575,781	6,672,686

Operating income	67,069,800	79,759,053	64,668,689	9,468,051
Derivative (loss) gain	(55,207)	(1,868,238)	5,807,511	850,270
Interest income	2,306,073	13,643,761	5,307,899	777,122
Investment income	—	11,057,176	15,257,412	2,233,816
Other non-operating income	—	42,708,114	6,203,615	908,263

Income before income taxes	69,320,666	145,299,866	97,245,126	14,237,522
Provision for income taxes	(2,892,367)	(1,101,395)	(254,883)	(37,317)

Net income	66,428,299	144,198,471	96,990,243	14,200,205
Preference stock dividends	(17,705,374)	—	—	—
Deemed dividend	(2,653,072)	(379,092)	—	—

Net income attributable to ordinary shareholders	46,069,853	143,819,379	96,990,243	14,200,205

Net income per share
Basic	2.32	4.03	2.66	0.39
Diluted	2.15	3.93	2.62	0.38

Weighted average ordinary shares outstanding
Basic	21,473,442	33,153,982	36,446,790	36,446,790
Diluted	22,906,684	34,056,315	37,069,492	37,069,492
Note (a):

	Year ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Share-based compensation expenses during the related period related:

Cost of revenue	375,825	228,400	240,079	35,150
Research and development expenses	9,444,159	4,174,846	3,198,310	468,260
Sales and marketing expenses	4,386,283	14,846,359	2,452,724	359,100
General and administrative expenses	624,446	1,095,032	2,282,348	334,155
The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Share	Amount	capital	income (loss)	earnings	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB

As of July 1, 2006	21,473,442	8,888	32,572,269	(2,481,967)	77,396,303	107,495,493
Net income	—	—	—	—	66,428,299	66,428,299	66,428,299
Share-based compensation	—	—	14,830,713	—	—	14,830,713	—
Cumulative translation adjustment	—	—	—	(3,015,859)	—	(3,015,859)	(3,015,859)
Deemed distribution to shareholders	—	—	—	—	(1,516,362)	(1,516,362)	—
Deemed dividend on issuance of warrants	—	—	—	—	(4,879,307)	(4,879,307)	—
Deemed contribution from shareholders on disposal of a subsidiary	—	—	1,334,957	—	—	1,334,957	—
Dividend to ordinary shareholders and preference shareholders (RMB2.715 per share)	—	—	—	—	(76,000,000)	(76,000,000)	—

As of June 30, 2007	21,473,442	8,888	48,737,939	(5,497,826)	61,428,933	104,677,934	63,412,440

Issue of ordinary shares pursuant to initial public offering	10,202,641	3,809	1,067,015,352	—	—	1,067,019,161	—
Direct offering expenses	—	—	(90,480,425)	—	—	(90,480,425)	—
Conversion of preference shares to ordinary shares	6,521,962	2,698	129,753,248	—	—	129,755,946	—
Share repurchase	(143,484)	(49)	(5,833,952)	—	—	(5,834,001)	—
Exercise of share options	8,640	3	82,183	—	—	82,186	—
Net income	—	—	—	—	144,198,471	144,198,471	144,198,471
Share-based compensation	—	—	20,344,637	—	—	20,344,637	—
Cumulative translation adjustment	—	—	—	(84,451,629)	—	(84,451,629)	(84,451,629)
Deemed distribution to shareholders	—	—	—	—	(379,092)	(379,092)	—

As of June 30, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	59,746,842

Share repurchase	(2,585,138)	(883)	(62,461,110)	—	—	(62,461,993)	—
Exercise of share options	111,057	38	661,926	—	—	661,964	—
Net income	—	—	—	—	96,990,243	96,990,243	96,990,243
Share-based compensation	—	—	8,173,461	—	—	8,173,461	—
Cumulative translation adjustment	—	—	—	(3,682,983)	—	(3,682,983)	(3,682,983)
Dividend to ordinary shareholders (US$0.56 per share)	—	—	(86,215,226)	—	(51,304,437)	(137,519,663)	—

As of June 30, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217	93,307,260

As of June 30, 2009 (US$)		2,124	150,768,357	(13,708,594)	36,738,912	173,800,799	13,660,985

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	66,428,299	144,198,471	96,990,243	14,200,205
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of intangible assets	5,317,993	5,115,148	5,779,198	846,124
Depreciation of property, plant and equipment	2,335,854	3,021,971	4,901,623	717,640
Allowance for doubtful accounts	761,215	11,184,045	1,459,142	213,631
Write-down of excess and obsolete inventories	3,089,906	9,764,368	2,131,102	312,012
Write-off of property, plant and equipment	13,426	3,009	13,187	1,931
Share-based compensation	14,830,713	20,344,637	8,173,461	1,196,665
Derivative loss (gain)	55,207	1,868,238	(5,807,511)	(850,270)
Loss on trading investments, net	—	852,373	1,428,850	209,196
Unrealized exchange difference	(2,545,007)	(83,724,258)	(3,620,484)	(530,070)

Changes in current assets and liabilities:
Trading investments	—	(13,727,590)	3,467,425	507,661
Accounts receivable	(51,131,306)	(77,684,005)	(11,384,547)	(1,666,796)
Related party receivables	8,791,253	(56,849)	78,462	11,488
Inventories	(33,755,086)	(5,540,415)	(69,110,434)	(10,118,362)
Prepaid expenses and other current assets	435,769	(27,458,039)	(11,034,028)	(1,615,477)
Deferred tax asset	(3,238,258)	1,083,786	83,085	12,164
Accounts payable	16,191,045	(13,134,766)	47,733,636	6,988,615
Other payables and accruals	11,117,312	2,439,154	14,441,414	2,114,347
Advances from customers	2,380,184	(13,174,167)	482,643	70,663
Deferred revenue	2,619,248	5,237,786	(3,448,578)	(504,901)
Income tax payable	(2,170,243)	17,607	(316,440)	(46,330)

Net cash provided by (used in) operating activities	41,527,524	(29,369,496)	82,441,449	12,070,136

Cash flows from investing activities:
Acquisition of property, plant and equipment	(5,774,589)	(3,925,188)	(96,829,444)	(14,176,663)
Acquisition of intangible assets	(8,142,446)	(5,028,528)	(3,736,744)	(547,091)
Deposits for investment	—	(910,000)	(21,581,952)	(3,159,783)
Repayment from a former subsidiary	24,550,935	—	—	—
Disposal of property, plant and equipment	6,000	557	—	—
Disposal of other assets	1,790,000	—	—	—
(Increase) decrease in held-to-maturity investments	—	(747,000,000)	747,000,000	109,367,222
Decrease in restricted bank deposit	39,922,508	—	—	—
Increase in short-term bank deposits	—	—	(274,200,000)	(40,145,237)

Net cash provided by (used in) investing activities	52,352,408	(756,863,159)	350,651,860	51,338,448

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	976,538,736	—	—
Proceeds from exercise of shares options	—	82,186	661,964	96,917
Shares repurchase	—	(5,834,001)	(62,461,993)	(9,144,973)
Dividend paid to ordinary and preference shareholders	(76,000,000)	—	(137,519,663)	(20,134,061)

Net cash (used in) provided by financing activities	(76,000,000)	970,786,921	(199,319,692)	(29,182,117)

Effect of exchange rate changes on cash and cash equivalents	(470,852)	(1,698,532)	(85,011)	(12,446)
Net increase in cash and cash equivalents	17,879,932	184,554,266	233,773,617	34,226,467
Cash and cash equivalents at beginning of year	59,958,046	77,367,126	260,222,860	38,098,864

Cash and cash equivalents at end of year	77,367,126	260,222,860	493,911,466	72,312,885

Supplemental disclosure of cash flow information:
Income taxes paid	—	—	488,238	71,482
Interest paid	—	—	—	—

Non-cash investing and financing activities:
Deemed distribution to shareholders	6,395,669	(379,092)	—	—
Derivative (loss) gain	(55,207)	(1,868,238)	5,807,511	850,270
Acquisition of property, plant and equipment funded through other payables and accruals	—	—	9,833,622	1,439,727
The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Company information
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
As of June 30, 2009, details of the Group’s subsidiaries and variable interest entity subsidiary are as follows:

	Place of
	establishment	Ownership
Name of subsidiary	and operation	interest	Principal activities

Beijing Haidian New Noah School (“BJS”)	PRC	100%	After-class tutoring services

Beijing Noah Zhi Yuan Education Consulting Co. Ltd. (“BJNZY”)	PRC	100%	After-class tutoring services

Beijing Xicheng New Noah School (“BXNNS”)	PRC	100%	After-class tutoring services

Bright Sound Electronic Technology (Shenzhen) Co., Ltd. (“BSTS”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Bright Sound Limited	British Virgin Islands (“BVI”)	100%	Investment holding

Chengdu Innovative Noah Electronic Co., Ltd. (“CINE”)	PRC	100%	Distribution of electronic learning products

Chengdu New Noah School (“CDS”)	PRC	100%	After-class tutoring services

Chengdu Shidai Noah Education Software Co., Ltd. (“CDSD”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Chengdu Shidai Noah Information Technology Co., Ltd. (“CDSDT”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Chengdu Zhiyuan Noah Education Technology Co., Ltd. (“CDZY”)	PRC	100%	Research and development, and distribution of software contents

Chongqing New Noah School (“CQS”)	PRC	100%	After-class tutoring services

Innovative Noah Electronic (Shenzhen) Co., Ltd. (“INES”)	PRC	100%	Manufacture and distribution of electronic learning products

New Noah Technology (Shenzhen) Co., Ltd. (“NNTS”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Noah Education Development (Chengdu) Co., Ltd. (“NEDCD”)	PRC	100%	Provision of educational services, research and development and distribution of software

NOAH EDUCATION HOLDINGS LTD.
1.	Company information — continued

	Place of
	establishment	Ownership
Name of subsidiary	and operation	interest	Principal activities

Noah Education Technology (Shenzhen) Co., Ltd. (“NETS”)	PRC	100%	Research and development, and distribution of software contents

Shenzhen New Noah Education Investment Development Co., Ltd. (“SNNEI”)	PRC	100%	Provision of educational services, research and development, and distribution of software

Shenzhen Zhi Yuan Noah Internet Co., Ltd. (“Zhi Yuan”)	PRC	No direct ownership; VIE	Provision of online services for downloading software and courseware

Well Profit Creation Limited (“WPC”)	Hong Kong (“HK”)	100%	Investment holding

Win Bright Creation Limited (“WBC”)	HK	100%	Investment holding
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
Based on these contractual agreements, the Company believes that Zhi Yuan should be considered as a variable interest entity as the equity investors do not have the characteristics of a controlling financial interest and the Company is the primary beneficiary of Zhi Yuan. Accordingly, the Company believes that financial results and financial position of Zhi Yuan should be, and continue to be consolidated under FIN 46R.
The creditors of Zhi Yuan have no recourse to the general credit of the Company. The carrying amount of the total assets and total liabilities of Zhi Yuan as of June 30, 2009 was approximately RMB6,812,000 (US$997,000) and RMB3,165,000 (US$463,000), respectively and there was no pledge or collateral of its assets.
The Company, through its wholly owned subsidiaries, provided funding during the years ended June 30, 2008 and 2009 to Zhi Yuan, for the sole purpose of funding daily operations. As of June 30, 2009, Zhi Yuan owed RMB3,065,000 (US$449,000) to the Company’s wholly owned subsidiaries. The amount was interest-free and repayable on demand.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies
(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

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

The functional currency of the Company is the United States dollar (“US$”). Assets and liabilities are translated at the exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statement of shareholders’ equity and comprehensive income. The Group has chosen the Renminbi (“RMB”) as its reporting currency.

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

The translations of RMB amounts as of and for the year ended June 30, 2009 into US$ are included solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8302, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2009. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of deposit.

(f)	Short-term bank deposits

Short-term bank deposits are cash in bank which have maturities of more than three months but less than one year from the date of deposit.

(g)	Investments

Investments represent the Group’s investments in debt securities or equity securities, and are classified as trading investments or held-to-maturity investments. Investments in debt securities are classified as held-to-maturity and measured at amortized cost only if the Group has the positive intent and ability to hold those securities to maturity. Investments in debt securities or equity securities that are not classified as held-to-maturity and are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments classified as trading investments are recorded at fair value with unrealized holding gains and losses recorded in the net income. The fair value of the Group’s investments classified as trading is based on the quoted market price on the last business day of the fiscal year.

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

(h)	Inventories

Inventories are stated at the lower of cost and market value. Cost is calculated using the weighted average method. The Group estimates the write-down of excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization and any identified impairment loss.

Depreciation and amortization is calculated on a straight line basis over the following estimated useful lives after taking into account the residual values. Estimated useful lives are:

Buildings	20 years
Leasehold improvements	Shorter of term of the lease or 5 years
Machinery	3-5 years
Office equipment	5 years
Computer equipment	3-5 years
Motor vehicles	5 years

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(i)	Property, plant and equipment, net — continued

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The Group reassesses annually the residual values and the useful life of the property, plant and equipment and if the expectation differs from the original estimate, such difference will impact the depreciation in the year in which such estimate has been changed.

(j)	Intangible assets

Acquired intangible assets includes patents, trademarks and licenses are measured initially at cost and amortized on as straight line basis over their estimated useful lives.

(k)	Impairment of long-lived assets

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

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 10 years.

No impairment of property, plant and equipment, and intangible assets was recognized in the years ended June 30, 2007, 2008 and 2009.

(l)	Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term bank deposits, trading investments, held-to-maturity investments, accounts receivable, related party receivables, other current assets, accounts payable, other payables and warrants. The fair values of these financial instruments approximate their carrying amounts reported in the consolidated balance sheets due to the short-term nature of these instruments.

The warrants issued to Lehman Brothers Commercial Corporation Asia Limited were initially recorded as a liability at their fair value, and charged to retained earnings as deemed dividend to ordinary shareholders and convertible preference shareholders of the Company. Subsequently, they were measured at fair value with changes recorded in the consolidated statement of operations. The warrants expired on April 18, 2009.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(l)	Fair value of financial instruments — continued

Fair Value Hierarchy

The Company follows a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(m)	Accounting for Derivatives

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

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(n)	Revenue recognition — continued
The Group generates its revenues from the following:
(i)	Electronic learning devices
The Group’s handheld electronic learning devices include digital learning devices and e-dictionaries. The devices sold include both hardware and software related elements and the software elements are more than incidental to the devices’ functionality. The sale of electronic learning devices also includes elements of content and general telephone support. Upon physical delivery of the electronic learning devices, the software, hardware, and most of the content elements have been delivered because software and content are built-in with the hardware. The general telephone customer support available to customers are considered post-contract customer support (“PCS”) as this support is received by the customers after the physical delivery of the devices. The revenue related to telephone support is recognized together with the revenue from sales of the devices, as no separate fee is charged for the telephone customer support, the telephone customer support is substantially provided within one year after the sales of devices, and the cost related to offering these telephone support services are insignificant. The Group also considers delivery of its content to have occurred upon the physical delivery of the devices as the customers have the ability to commence the downloading of the general content from the Group’s websites. The Group does not have further obligations to update or modify the content. Accordingly, revenue from electronic learning devices is generally recognized when goods are delivered and title has passed to the distributors and collectibility is reasonably assured.
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

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(n)	Revenue recognition — continued
(ii)	Prepaid premium cards

The Group sold prepaid cards primarily to distributors. Prepaid premium cards represent prepaid service fees and users were entitled to particular content available on the Group’s website. The prepaid service fee was recorded as deferred revenue upon receiving the upfront cash payment. Revenue was recognized upon actual use of the card by the customers or upon the expiration of the card. The Group ceased the sale of prepaid cards in fiscal year 2009.

(iii)	Software

Revenue from stand-alone contracts to sell proprietary software, content and related after sales and maintenance services is not recognized upon delivery, due to the presence of undelivered elements, including technical support and rights to receive unspecified enhancements of software on a when-and-if available basis (collectively referred as post-contract customer support or “PCS”), bug fixes and providing access to a website to enable users to download Group’s searchable database, receive broadcasts of courseware and access other services on the Group’s website. As the Group does not have vendor-specific objective evidence to allocate a portion of the fee to the undelivered service element, and PCS, the Group accounts for the entire contract as a single unit of accounting. The Group applies the revenue recognition model of the final deliverable (the website access) included in the arrangement to the entire contract. No provision was made for warranty and bug fixes as the cost of fulfilling such obligation is insignificant. Accordingly, the Group recognizes the total contract amount ratably over the service period in which the Company has committed to provide access to its website, that is, to commence revenue recognition only after the software and related content was delivered and accepted, and after the content has been made available to the mobile phone users to download in February 2007.

The unrecognized portion would be recorded as deferred revenue, a liability on the consolidated balance sheet.

(iv)	Tuition fee income

The Group provides after-class tuition programs to primary and secondary school students. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognized as revenue ratably over the course of the tuition programs.
The Company’s subsidiaries and its VIE are subject to value added tax (“VAT”) of 17% or business tax (“BT”) of 5% on the revenue earned for goods and services sold in the PRC. The Group presents revenues net of such VAT and BT which amounted to RMB93,536,526, RMB130,246,687, RMB159,403,581 (US$23,338,055) for the years ended June 30, 2007, 2008 and 2009 respectively.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
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

The Group expenses advertising costs as incurred. Total advertising costs were RMB101,173,133, RMB103,416,139, RMB84,316,491 (US$12,344,659) for the years ended June 30, 2007, 2008 and 2009 respectively, and have been included as part of sales and marketing expenses.

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

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(s)	Retirement benefit costs

The employees of the Group are members of state-managed retirement benefit schemes operated by the local governments. The Group is required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. The total costs charged to the consolidated income statement were RMB4,404,346, RMB5,789,085, RMB6,479,228 (US$948,615) for the years ended June 30, 2007 , 2008 and 2009 respectively, represents contributions payable to this scheme for that period.

(t)	Government subsidies

The Group receives government subsidies in relation to refund of value added tax to encourage development in the software industry, which amounted to RMB37,204,620, RMB39,913,661, RMB43,360,888 (US$6,348,407) for the years ended June 30, 2007, 2008 and 2009 respectively. The Company recorded the government subsidies as other operating income as all conditions to qualify for the receipt of the government subsidies have been met.

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

(v)	Share-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The fair value of stock options is determined using the Black-Scholes valuation model.

The Company recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(w)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income is reported in the consolidated statement of shareholder’s equity and comprehensive income.

(x)	Segment Information

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments.

(y)	Net income per share

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

(z)	Dividend

Dividends are recognized when declared.

(aa)	Concentration of credit risk

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Group has invested in financial products with a small number of financial institutions and these financial institutions also have high-credit ratings and quality.

The Group conducts credit evaluations of customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, allowance for doubtful accounts was RMB13,150,656 and RMB8,487,165 (US$1,242,594) as of June 30, 2008, and 2009 respectively.

NOAH EDUCATION HOLDINGS LTD.
3.	Recently issued accounting pronouncements
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
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FASB 160”), to improve the relevance, comparability and transparency of financial information. SFAS 160 establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, all such transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS 160 will have a significant effect on its financial position, results of operations or cash flows. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of SFAS No. 133. This new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. The Company will adopt SFAS 161 on July 1, 2009.
In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is currently evaluating the impact, if any, of the adoption of FSP SFAS 142-3 on its financial position, results of operations and cash flows.

NOAH EDUCATION HOLDINGS LTD.
3.	Recently issued accounting pronouncements — continued
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates FIN46R’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FIN46R’s provisions. SFAS 167 will be effective for the Group’s fiscal year beginning July 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In August 2009, the FASB issued Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value”. This update provides amendments for fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques as specified by this update. This update is effective for the first reporting period (including interim periods) beginning after August 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In September 2009, the FASB issued Accounting Standards Update No. 2009-06, “Income Taxes (Topic 740) Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”. The guidance answers the following questions: is the income tax paid by the entity attributable to the entity or its owners; what constitutes a tax position for a pass-through entity or a tax-exempt not-for-profit entity; and how should accounting for uncertainty in income taxes be applied when a group of related entities comprise both taxable and nontaxable entities. The guidance is effective for the Company for interim and fiscal year beginning July 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In October 2009, the FASB issued Accounting Standard Update No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force.” This update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. As a result, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price is neither VSOE or TPE is available. The amendments also will replace the term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. This update is effective for the Company prospectively for revenue arrangements entered into or materially modified in fiscal year beginning on July 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
3.	Recently issued accounting pronouncements — continued
In October 2009, the FASB issued Accounting Standard Update No. 2009-14, “Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force.” The amendments in this update change the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605. In addition, the amendments in this update require that hardware components of a tangible product containing software components always be excluded from the software revenue guidance. In that regard, the amendments in this update provide additional guidance on how to determine which software, if any, relating to the tangible product also would be excluded from the scope of the software revenue guidance. This update is effective for the Company prospectively for revenue arrangements entered into or materially modified in fiscal year beginning on July 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
4.	Inventories
Inventories consist of the following:

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Raw materials	19,583,940	34,589,373	5,064,181
Work-in-progress	24,612,928	35,812,049	5,243,192
Finished goods	40,696,603	81,471,381	11,928,111

Inventories, net	84,893,471	151,872,803	22,235,484

RMB3,089,906, RMB9,764,368 and RMB2,131,102 (US$312,012) of excess and obsolete inventories were written down to lower of cost or market and included in the cost of revenue in the years ended June 30, 2007, 2008 and 2009, respectively.
5.	Accounts receivable

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Accounts receivable	183,048,378	189,890,294	27,801,572
Notes receivable	1,830,002	250,000	36,602
Less: allowance for doubtful debts	(13,150,656)	(8,487,165)	(1,242,594)

	171,727,724	181,653,129	26,595,580

NOAH EDUCATION HOLDINGS LTD.
5.	Accounts receivable — continued
The movements of the allowance for doubtful accounts during the years are as follow:

	As of June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Balance as beginning of year	1,205,396	1,966,611	13,150,656	1,925,369
Add: Current year additions	761,215	11,184,045	1,459,142	213,631
Less: Current year write-offs	—	—	(5,517,524)	(807,813)
Less: Amounts recovered during the year	—	—	(605,109)	(88,593)

Balance at end of year	1,966,611	13,150,656	8,487,165	1,242,594

In determining whether allowance for doubtful debts is required, the Company takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is only made for accounts receivable that are unlikely to be collected.
6.	Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Subsidy receivables	19,479,295	43,476,111	6,365,276
VAT recoverable	6,394,738	9,092,696	1,331,249
Advances to suppliers	3,363,057	6,931,395	1,014,816
Prepaid advertising expenses	7,571,442	3,025,019	442,889
Staff advances	3,380,043	1,249,410	182,924
Interest receivable	—	1,018,776	149,157
Rental deposits	1,081,047	972,782	142,424
Advances to the Board Secretary of the Company	2,777,778	152,713	22,358
Investment income receivables from held-to-maturity investments	6,606,364	—	—
Others	7,351,833	3,120,723	456,901

Balance at end of year	58,005,597	69,039,625	10,107,994

NOAH EDUCATION HOLDINGS LTD.
7.	Investments
The Group’s investments are classified into:

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Trading (at fair value)	12,875,217	7,978,942	1,168,186
Held-to-maturity (at amortized cost)	747,000,000	—	—

	759,875,217	7,978,942	1,168,186

(Loss) gain on trading investments has been included in investment income in the consolidated statements of operations and is consisted of the following:

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Realized gain	—	—	399,408	58,477
Unrealized loss	—	(852,373)	(1,828,258)	(267,673)

Total	—	(852,373)	(1,428,850)	(209,196)

As of June 30, 2009, the Group’s trading investments represent investments in equity securities listed on the Hong Kong Stock Exchange and recorded at fair value based on the quoted prices in active market for identical assets at the reporting date (Level 1).
As of June 30, 2008, the Group’s trading investments represented investments in debt securities with return linked with the performance of certain equity securities listed on the Hong Kong Stock Exchange. The Group’s held-to-maturity investments represented investments in debt securities offered by banks with return linked with the performance of certain assets of the banks.
Accrued investment income receivables were included in prepaid expenses and other current assets.

NOAH EDUCATION HOLDINGS LTD.
8.	Property, plant and equipment
Property, plant and equipment consisted of the following:

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Buildings	10,033,354	111,304,359	16,295,915
Leasehold improvements	685,019	1,483,194	217,152
Machinery	1,603,241	875,814	128,227
Office equipment	2,783,950	8,270,308	1,210,844
Computer equipment	7,281,675	4,764,883	697,620
Motor vehicles	3,073,520	4,939,542	723,192

	25,460,759	131,638,100	19,272,950
Less: accumulated depreciation	(7,589,068)	(12,018,153)	(1,759,561)

Property, plant and equipment, net	17,871,691	119,619,947	17,513,389

Depreciation and amortization expense related to property, plant and equipment were RMB2,335,854, RMB3,021,971 and RMB4,901,623 (US$717,640) for the years ended June 30, 2007, 2008 and 2009 respectively.
As of June 30, 2009, the Group has entered into commitments for capital expenditure for property, plant and equipment of approximately RMB760,000 (US$111,000), which are expected to be disbursed during the year ending June 30, 2010.
9.	Intangible assets

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Patents, Trademarks and Licenses	18,889,009	8,376,548	1,226,399
Less: accumulative amortization	(12,384,795)	(3,914,788)	(573,159)

Intangible assets, net	6,504,214	4,461,760	653,240

Patents and trademarks represented the licence fees paid to the publishers. They are being amortized on as straight-line basis over their contract terms of 1 to 10 years.

NOAH EDUCATION HOLDINGS LTD.
9.	Intangible assets — continued
Amortization expense were RMB5,317,993, RMB5,115,148 and RMB5,779,198 (US$846,124) for the years ended June 30, 2007, 2008 and 2009 respectively. The following table represents the total estimated amortization expense of intangible assets for each of the next five years:

	RMB	US$
Year ending June 30,
- 2010	1,952,415	285,850
- 2011	775,460	113,534
- 2012	595,460	87,180
- 2013	467,925	68,508
- 2014	283,000	41,434

10.	Other payables and accruals
Other payables and accruals consisted of the following:

	As of June 30,
	2008	2009	2009
	RMB	RMB	US$

Payable for acquisitions of property, plant and equipment	—	9,833,622	1,439,727
Accrued advertising expenses	—	7,933,728	1,161,566
Accrued social welfare payments	6,647,580	7,202,858	1,054,560
VAT payable	4,017,573	4,474,115	655,049
Accrued bonus	—	4,383,685	641,809
Accrued salaries	2,548,613	3,027,189	443,206
Accrued audit fee	2,229,208	2,459,398	360,077
Accrued consultation fee	—	1,337,799	195,865
Accrued expenses	2,187,671	1,794,626	262,749
Others	4,814,144	3,362,805	492,344

	22,444,789	45,809,825	6,706,952

NOAH EDUCATION HOLDINGS LTD.
11.	Capital structure
Upon the incorporation of the Company in April 2004, 600,000,000 ordinary shares were authorized and 21,473,442 were issued at par value of US$0.00005 per share.
Pursuant to the sale and purchase agreement dated March 16, 2007, the ordinary shareholders and holders of the Convertible Preference Shares (as defined in note 23) agreed to sell 903,952 ordinary shares and 1,628,114 Convertible Preference Shares, respectively, to Lehman Brothers Commercial Corporation Asia Limited (“Lehman Brothers”) at considerations of US$5,000,000 and US$10,000,000, respectively. In addition, warrants were also granted by the Company to Lehman Brothers to purchase additional ordinary shares (“Warrant Shares”) that is equal to (i) US$7,500,000 divided by (ii) the exercise price which is defined in the sale and purchase agreement as the higher of (a) average market closing price of the Company’s shares for the 20 consecutive trading days immediately prior to the exercise date and (b) the par value of the ordinary shares, rounded up to the nearest US$0.0005. The warrants are exercisable at any time during the one year period commencing six months after an initial public offering. The warrants may be net settled and have certain antidilution provisions.
As these warrants were granted to Lehman Brothers as part of a transaction between the ordinary shareholders and holders of the Convertible Preference Shares, and the Company has not received any proceeds or services in exchange for the warrants, the fair value of the warrants of RMB4,879,307 at issuance were charged to retained earnings as deemed dividend to the ordinary shareholders and holders of Convertible Preference Shares of the Company. The fair value, of the warrants was determined using the Binomial option pricing model. All the warrants expired on April 18, 2009.
In October 2007, upon the completion of the Company’s initial public offering, all convertible preference shares were automatically converted into 6,521,962 ordinary shares. In addition, as part of the initial public offering, the Company issued 10,202,641 ordinary shares. The gross proceeds received were RMB1,067,019,161 (US $155,562,561) and the related issuance costs were RMB90,480,425 (US $13,191,297).
During the year ended June 30, 2008 and 2009, 8,640 and 111,057 ordinary shares were issued respectively as a result of exercises of share options by employees.
During the year ended June 30, 2008 and 2009, the Company repurchased and cancelled 143,484 and 2,585,138 ordinary shares respectively.
On November 11, 2008, a cash dividend of RMB137,519,663 (equivalent to US$20,121,099) was declared by the Company to its holders of ordinary shares.
Relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see note 20).
In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside of the PRC, if any, or expenditures denominated in foreign currencies.

NOAH EDUCATION HOLDINGS LTD.
12.	Share-based compensation
In October 2006, the Company authorized an equity compensation plan (the “Equity Compensation Plan”) that provides for the issuance of options to purchase up to 1,473,442 ordinary shares, representing 5% equity interest in the Company, at the time of establishment of the plan, on a fully diluted basis. Pursuant to this Equity Compensation Plan, 1,473,442 ordinary shares were issued and held by Master Topful Limited (“Master Topful”). On October 26, 2006, Master Topful entered into agreements with certain employees of the Group to grant options to purchase 1,011,874 ordinary shares at an exercise price of US$1.4720 per share. These awards have a vesting period in which, for 438,238 options, 52% will vest from the grant date to December 31, 2006, another 38% will vest from January 1, 2007 to December 31, 2007, and the remaining 10% will vest from January 1, 2008 to December 31, 2008; and for the remaining 573,636 options, 30% will vest from the grant date to December 31, 2006, another 30% will vest from January 1, 2007 to December 31, 2007, and the remaining 40% will vest from January 1, 2008 to December 31, 2008. The employees cannot sell or transfer the options prior to the completion of the Company’s initial public offering. Under certain circumstances, the Company can repurchase those shares from these employees at the original purchase price.
On June 30, 2007, the Company terminated the Equity Compensation Plan, and adopted a new share incentive plan (the “2007 Share Incentive Plan”). The 1,473,442 shares issued and held by Master Topful were repurchased by the Company. Under the 2007 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 10% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2007 Share Incentive Plan. The term of each award under the 2007 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. Concurrent with the termination of the Equity Compensation Plan, 1,471,442 options were granted on June 30, 2007 under the 2007 Share Incentive Plan. During the year ended June 30, 2008, 669,177 options were granted under the 2007 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2009:

Exercise price	Number of options
US$	Outstanding	Vesting period

Granted in 2007

0.0000	30,750	Vest upon a successful initial public offering

1.4720	572,346	30% will vest from the date of grant to December 31, 2007; 40% will vest from January 1, 2008 to December 31, 2008; the remaining 30% will vest upon a successful initial public offering

1.4720	203,832	37.5% will vest from the date of grant to December 31, 2007; 10% will vest from January 1, 2008 to December 31, 2008; the remaining 52.5% will vest upon a successful initial public offering

NOAH EDUCATION HOLDINGS LTD.
12.	Share-based compensation — continued

Exercise price	Number of options
US$	Outstanding	Vesting period

Granted in 2007 — continued

1.4720	339,536	Vest upon a successful initial public offering

1.4720	30,802	30% will vest from the date of grant to December 31, 2007; 30% will vest from January 1, 2008 to December 31, 2008; the remaining 40% will vest from January 1, 2009 to December 31, 2009

3.8719	117,840	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

3.8719	6,858	30% will vest from the date of grant to December 31, 2007; 30% will vest from January 1, 2008 to December 31, 2008; the remaining 40% will vest from January 1, 2009 to December 31, 2009

6.1420	2,000	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

Granted in 2008

6.1420	2,000	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

5.56	587,504	30% will vest from the date of grant to December 31, 2008; 30% will vest from January 1, 2009 to December 31, 2009; the remaining 40% will vest from January 1, 2010 to December 31, 2010

NOAH EDUCATION HOLDINGS LTD.
12.	Share-based compensation — continued
On December 18, 2008, the Company adopted a new share incentive Plan (the “2008 Share Incentive Plan”). Under the 2008 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 5% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2008 Share Incentive Plan. The term of each award under the 2008 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. 1,279,000 options were granted during the year ended June 30, 2009 under the 2008 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2009:

Exercise price	Number of options
US$	Outstanding	Vesting period

2.6	1,279,000	30% will vest from the date of grant to December 31, 2009; 30% will vest from January 1, 2010 to December 31, 2010; the remaining 40% will vest from January 1, 2011 to December 31, 2011.
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
The termination of the Equity Compensation Plan and the adoption of the 2007 Share Incentive Plan were accounted for as a modification. As a result of the modification, an additional compensation cost of RMB795,544 (US$104,512) was recognized in 2007.
Details of the option movements are included in the tables below.
The Company did not have other share-based compensation arrangements.

NOAH EDUCATION HOLDINGS LTD.
12.	Share-based compensation — continued
Share options activity
The Company’s share option activities for the years ended June 30, 2007, 2008 and 2009 are set out below:

		Weighted	Weighted		Weighted
		average	averaged		average	Weighted
		exercise	remaining	Aggregate	intrinsic	average
	Options	price	contractual	intrinsic	value per	grant date
	outstanding	per share	life	value	share	fair value
		US$		US$	US$	US$

At July 1, 2006	—	—	—	—	—	—
Granted pursuant to the Equity Compensation Plan	1,011,874	1.4720	5	3,324,006	3.28	3.38
Termination of the Equity Compensation Plan	(1,001,874)	1.4720		3,324,006	3.38	3.38
Granted pursuant to the 2007 Share Incentive Plan	1,471,442	1.6080	5	6,293,851	4.28	3.71

Outstanding at June 30, 2007	1,471,442	1.6080	5	6,293,851	4.28	—
Granted pursuant to the 2007 Share Incentive Plan	669,177	5.5617	4	—	—	2.11
Forfeited during the year	(37,866)	1.9334		—	—	3.23
Exercised	(8,640)	1.4720		28,365		3.38

Outstanding at June 30, 2008	2,094,113
Granted pursuant to the 2008 Share Incentive Plan	1,279,000	2.6000	4	456,265	0.36	1.39
Forfeited during the year	(89,588)	4.9125		—	—	2.31
Exercised	(111,057)	1.4720		266,254	2.40	3.38

Outstanding at June 30, 2009	3,172,468

Vested and expected to vest
As of June 30, 2009	1,673,309	3.5334

As of June 30, 2008	1,271,850	1.7802

Exercisable
As of June 30, 2009	1,429,200	3.5083

As of June 30, 2008	851,742	1.4533

As of June 30, 2009, there was approximately RMB15,890,541 (US$2,326,512) of unrecognized compensation cost related to nonvested share options granted under the 2007 and 2008 Share Incentive Plans, and is expected to be recognized over the weighted-average period of 2 years. The total fair value of options vested during the years ended June 30, 2007, 2008 and 2009 was RMB14,830,713, RMB20,344,637 and RMB8,173,461 (US$1,196,665), respectively. For the year ended June 30, 2009, the Company received RMB661,964 (US$96,917) for exercises of options.

NOAH EDUCATION HOLDINGS LTD.
12.	Share-based compensation — continued
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2007	June 30, 2008	June 30, 2009

Risk-free interest rate	4.74% to 4.89%	2.39% to 4.89%	1.31% to 1.60%
Expected option life	2.5 years to 3.5 years	3.5 years to 3.98 years	3.75 years to 3.92 years
Expected volatility	39.96%	39.95% to 46.31%	58.45%
Expected dividend	0%	0%	0%
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
13.	Other operating expenses

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Aborted Alternative Investment Market (“AIM”) initial public offering expenses (Note)	20,220,890	—	—	—
Donation	—	3,000,000	—	—
Others	688,868	131,763	158,466	23,201

Total other operating expenses	20,909,758	3,131,763	158,466	23,201

Note:	Aborted AIM initial public offering expenses are professional fees and other expenses incurred in 2006 related to the Company’s planned initial public offering on the AIM exchange. The offering was aborted in December 2006 and such costs were recognized as other operating expense.
14.	Other operating income

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Subsidy income	37,204,620	39,913,661	43,360,888	6,348,407
Other operating income (Note)	2,818,757	4,187,166	2,214,893	324,279

	40,023,377	44,100,827	45,575,781	6,672,686

Note:	Other operating income mainly comprised of sales of miscellaneous accessories and the write-off of old advances from customers.

NOAH EDUCATION HOLDINGS LTD.
15.	Other non-operating income

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Unrealized exchange gain	—	41,574,303	3,042,036	445,380
Others	—	1,133,811	3,161,579	462,883

	—	42,708,114	6,203,615	908,263

16.	Income tax expenses
The Company is incorporated in the Cayman Islands but has its main operations in the PRC through its PRC subsidiaries.
Cayman Islands and British Virgin Islands
The Company and Bright Sound Limited were incorporated in the Cayman Islands and BVI, respectively, and are not subject to the income tax. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.
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
INES, NNTS, NETS and BSTS were established in the Shenzhen Special Economic Zone. They are entitled to 2-plus-3 Income Tax Holiday.
On January 1, 2008, the new PRC income tax laws became effective. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. That is, the subject tax rate will be 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012, respectively for INES, NNTS, NETS and BSTS. However, under the new law, preferential tax treatment for Key Software Enterprise Tax Benefit has been removed.
INES and NNTS were entitled to a 50% income tax relief for the calendar years ended December 31, 2007 and 2008 as 2007 was the fourth year since the first profit making year (that is, a tax rate of 7.5% and 9% for the calendar years ended December 31, 2007 and 2008 respectively). Starting the calendar year of 2009, INES and NNTS are subject to a tax rate of 20%.

NOAH EDUCATION HOLDINGS LTD.
16.	Income tax expenses — continued
NETS and BSTS were exempted from FEIT for both calendar years ended December 31, 2007 and 2008 as 2007 was the first profit making year. And they were entitled to a 50% income tax relief for the calendar year ending December 31, 2009 (that is, a tax rate of 10% for the calendar year ending December 31, 2009). The 2-plus-3 Income Tax Holiday will then end in the calendar year 2011 for NETS and BSTS.
BJS, CDS, BJNZY, BXNNS and CQS are established subsequent to the promulgation of the new tax law and as such, they are subject to the uniform income tax rate of 25%.
CDSD and CDZY were established in Chengdu High-Tech Economic Zone. They are recognized as key software companies and are entitled to exemption from FEIT for the 2-plus-3 Income Tax Holiday. However, CDSD and CDZY are still required to make the FEIT payments, and subsequently apply for tax refund pursuant to the Key Software Enterprise Tax Benefit after the 2-plus-3 Income Tax Holiday expired. Both CDSD and CDZY were exempted from FEIT for calendar year ended December 31, 2008 as 2008 was the first profit making year.
The Company’s other subsidiaries in the PRC have minimal operations, and the Group had minimal operations in jurisdictions other than the PRC.
Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The new tax law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the new tax law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this new tax law to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the new tax law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.
Aggregate undistributed earnings of the Company’s subsidiaries and VIE in the PRC that are available for distribution to the Company of approximately RMB489 million (approximately US$72 million) at June 30, 2009 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

NOAH EDUCATION HOLDINGS LTD.
16.	Income tax expenses — continued
The following table sets forth current income tax expenses of the Company’s PRC subsidiaries and VIE, which were included in the consolidated statements for the periods presented:

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Current tax	6,130,625	17,608	171,798	25,153
Deferred tax	(3,238,258)	1,083,787	83,085	12,164

	2,892,367	1,101,395	254,883	37,317

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations were as follows:

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Income before income taxes	69,320,666	145,299,866	97,245,126	14,237,522

Tax at the domestic income tax rate of 33% or 25%	22,875,820	40,748,688	24,311,282	3,559,381
Tax effect of income that are not taxable:
Allowance for research and development	(777,299)	(2,970,336)	(3,076,898)	(450,484)
Derivative gain	—	—	(1,451,878)	(212,567)
Other non-taxable income	—	—	(816,130)	(119,488)
Tax effect of expenses that are not deductible:
Share-based compensation expenses	2,232,888	1,943,731	1,148,507	168,151
Certain employee’s benefits	393,531	612,491	—	—
Other non-deductible expenses	250,671	721,968	188,236	27,559
Tax effect of intercompany transactions that are not (taxable) deductible	(1,096,832)	(9,628,803)	11,604,484	1,698,996
Effect of tax holidays and tax concessions:
Preferential tax treatment	(12,477,719)	(10,130,397)	(12,182,410)	(1,783,610)
2-plus-3 Income Tax Holiday	(14,621,847)	(15,335,879)	(18,003,975)	(2,635,937)
Change in valuation allowance	10,346,032	12,174,535	6,804,482	996,234
Non-taxable VAT refund	(5,446,398)	(5,592,637)	(6,524,172)	(955,195)
Effect of changes in enacted tax law and rates	(3,895,292)	(11,884,938)	(5,798,705)	(848,980)
Effect of loss of the Company and subsidiaries not subject to tax in other jurisdictions	5,108,812	442,972	4,037,471	591,120
Others	—	—	14,589	2,137

	2,892,367	1,101,395	254,883	37,317

NOAH EDUCATION HOLDINGS LTD.
16.	Income tax expenses — continued

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

The aggregate effect	27,099,566	25,466,276	30,186,385	4,419,547
Per share effect — basic	1.26	0.77	0.83	0.12
Per share effect — diluted	0.92	0.74	0.81	0.12
The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decrease to its liabilities for unrecognized tax benefit within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2009, there is no interest and penalties related to uncertain tax positions. The tax positions for the years 2006 to 2009 may be subject to examination by the PRC tax authorities.

Significant components of deferred tax assets:

	Years ended June 30,
	2008	2009	2009
	RMB	RMB	US$

Tax loss carried forwards	24,126,667	31,699,575	4,641,090
Allowance for excess and obsolete inventories	6,254,037	6,786,813	993,648
Allowance for doubtful debts	3,287,663	2,121,791	310,648
Deferred revenue	231,622	13,207	1,934

Total deferred tax assets	33,899,989	40,621,386	5,947,320
Less: valuation allowance	(31,745,517)	(38,549,999)	(5,644,051)

Total net deferred tax assets	2,154,472	2,071,387	303,269

Movement of valuation allowances:

	As of June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

At the beginning of year	5,697,050	19,570,982	31,745,517	4,647,817
Effect of change in tax rate	3,527,900	—	—	—
Current year addition	10,346,032	12,174,535	6,804,482	996,234

At the end of year	19,570,982	31,745,517	38,549,999	5,644,051

Valuation allowances have been provided on the deferred tax assets because the Company believes that it is not more likely than not that the assets will be utilized. As of June 30, 2008 and 2009, valuation allowances were provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determines that the utilization of those net operating loss carry forward not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB76,613,849, RMB29,843,732 and RMB52,005,652 (US$7,614,075), incurred in the years ended June 30, 2007, 2008 and 2009, respectively, will expire in the years ending June 30, 2012, 2013 and 2014, respectively.

NOAH EDUCATION HOLDINGS LTD.
17.	Net income per share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	As of June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Net income	66,428,299	144,198,471	96,990,243	14,200,205
Deemed dividend on issuance of preference shares	(1,516,362)	(379,092)	—	—
Deemed dividend on issuance of warrants	(1,136,710)	—	—	—
Dividends on preference share	(17,705,374)	—	—	—
Amounts allocated to preference shares for participating rights to dividends	3,719,846	(10,278,093)	—	—

Income attributable to holders of ordinary shares — basic	49,789,699	133,541,286	96,990,243	14,200,205
Amount allocated to preference shares for participating rights to dividends	(3,719,846)	10,278,093	—	—
Derivative loss	55,207	—	—	—
Amount reallocated to preference shares for participating rights to dividends	3,190,390	(10,042,717)	—	—

Income attributable to holders of ordinary shares — diluted	49,315,450	133,776,662	96,990,243	14,200,205

Weighted average ordinary shares outstanding used in computing basic income per share	21,473,442	33,153,982	36,446,790	36,446,790
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	1,433,242	902,333	622,702	622,702

Shares used in calculating diluted income per share	22,906,684	34,056,315	37,069,492	37,069,492

Basic earnings per share	2.32	4.03	2.66	0.39

Diluted earnings per share	2.15	3.93	2.62	0.38

The Company had securities which could potentially dilute basic income per share in the future, but which were excluded from the computation of diluted net income per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	As of June 30,
	2007	2008	2009

Warrants	—	218,064	—
Share options	—	—	1,903,107

NOAH EDUCATION HOLDINGS LTD.
18.	Related party transactions

The Company has entered into a number of transactions with related parties. The balances and transactions with these related parties for the years ended June 30, 2007, 2008 and 2009 are as follows:

Name of related party	Relationship with the Group

Xu Dong	Chairman, director and shareholder
Wang Xiao Tong	Director and shareholder
Chengdu Nuo Ya Wei Ye Trading Co., Ltd. (“Chengdu Nuo Ya Wei Ye”)	Distributor with common shareholder in prior year
Tang Ben Guo	Director and shareholder
Rick Chen (note 1)	Executive Vice President
Liu Ding Jian (note 2)	Vice President, Marketing
Ouyang Ming	Vice President, Content Development
Xiao Xian Quan (note 4)	Director, Chief Operating Officer and Vice Presidents, Sales
Dora Li (note 3)	Chief Financial Officer
Liu Yi	Vice President, Sales and Marketing
Note 1: Rick Chen resigned on August 1, 2009.
Note 2: Liu Ding Jian resigned on April 1, 2009.
Note 3. Dora Li became a Vice President, Finance and Finance Controller on November 9, 2009.
Note 4: Xiao Xian Quan became a director of the Company on November 9, 2009.
(1)	Balances with its related parties

		As of June 30,
	Name of related party	2008	2009	2009
		RMB	RMB	US$

Related party receivables	Tang Ben Guo	149,161	9,233	1,352
	Wang Xiao Tong	5,914	—	—
	Xu Dong	92,511	55,000	8,052
	Xiao Xian Quan	390,623	324,345	47,487
	Dora Li	—	462	68
	Rick Chen	5,482	21,098	3,089
	Ouyang Ming	11,817	203,488	29,792
	Liu Ding Jian	50,580	—	—
	Liu Yi	—	14,000	2,050

		706,088	627,626	91,890

The amounts are unsecured, interest free and are repayable on demand.

(2)	Transactions with related parties
(i)	Sales between the Group and its related parties are as follows:

		Year ended June 30,
Account	Name of related party	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Sales	Chengdu Nuo Ya Wei Ye	18,439,980	—	—	—

NOAH EDUCATION HOLDINGS LTD.
19.	Commitments and contingencies

Commitments

As of June 30, 2009, the Company had commitments under non-cancelable operating leases for office facilities and contracts for marketing expenses. Future minimum lease payments at June 30, 2009, by year end are as follows:

	Operating
	leases
	for office	Marketing
	facilities	expenses	Total	Total
	RMB	RMB	RMB	US$

2010	4,203,052	2,932,137	7,135,189	1,044,653
2011	1,800,177	—	1,800,177	263,561
2012	1,422,216	—	1,422,216	208,225
2013	1,316,710	—	1,316,710	192,778
2014	1,287,048	—	1,287,048	188,435
Thereafter	268,135	—	268,135	39,257

	10,297,338	2,932,137	13,229,475	1,936,909

The Group incurred rental expenses under operating leases of RMB3,419,880, RMB5,793,608 and RMB7,427,482 (US$1,087,447) for the years ended June 30, 2007, 2008 and 2009, respectively.

Significant legal proceedings

In October 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings Ltd. et al. was filed in the United States District Court for the Southern District of New York against the Company in connection with the Company’s October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of the Company’s October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that the Group was then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. In November 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings Ltd. et al. and Sebik v. Noah Education Holdings Ltd. et al. were filed in the United States District Court for the Southern District of New York against the Company with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of the Company’s October 2007 initial public offering failed to disclose that one model of the DLD devices did not include a recycling warning sticker required under the PRC laws. The Company has vigorously defended against the lawsuit and believes that the plaintiffs’ allegation has no merit.

NOAH EDUCATION HOLDINGS LTD.
19.	Commitments and contingencies — continued

Significant legal proceedings — continued

In October 2005 and December 2006, Beijing Ren’ai Education Institution (“Beijing Ren’ai”) commenced two separate proceedings at the Beijing First Intermediate People’s Court against INES for alleged infringement of Beijing Ren’ai’s copyright in its textbooks and recorded pronunciations of English words used by INES on its website. Beijing Ren’ai withdrew its first claim in December 2006 and its second claim in February 2007. In July 2007, Beijing Ren’ai commenced two new legal proceedings at the Beijing Haidian District People’s Court and the Anhui Province Hefei City Intermediate People’s Court against INES on substantially the same grounds and claimed RMB500,000 as compensation. The judgments of the legal proceedings were delivered in May 2008 and July 2008, and INES was ordered to settle compensation of approximately RMB165,000 and RMB63,000 to Beijing Ren’ai. In September 2008, INES appealed the judgment of Anhui Province Hefei City Intermediate People’s Court to Anhui Province Higher People’s Court. In June 2009, the appellate court issued the final judgment ordering INES to pay settlement compensation of approximately RMB62,000 to Beijing Ren’ai. Accruals of RMB62,000 has been made as of June 30, 2009. In January 2009, INES appealed the judgment of Beijing Haidian District People’s Court to the appellate court, Beijing First intermediate People’s Court and the case remains pending as of the date of this report. In August 2009, Beijing Ren’ai filed a new proceeding at Beijing Haidian District People’s Court against INES for the same cause of action. INES objected on jurisdiction grounds to the court and the case remains pending as of the date of this report.

In August 2008, Beijing Chinese Online Cultural Development Co., Ltd., (“Beijing Chinese Online”) filed a proceeding at Shenzhen Futian District People’s Court against INES and Zhi Yuan for alleged infringement of Beijing Chinese Online’s copyrights. The case was settled during fiscal year 2009 by compensation of approximately RMB324,266 to the plaintiff.

In November 2008 and January 2009, Shenzhen Wanhong Technology Development Co., Ltd., (“Shenzhen Wanhong”) commenced two separate legal proceedings at the Shenzhen Intermediate People’s Court and Jinan Intermediate People’s Court against INES and NNTS for alleged infringement of Shenzhen Wanhong’s patent right. In March 2009, judgment from the Shenzhen Intermediate People’s Court was delivered. INES and NNTS was order to settle compensation of approximately RMB514,000. INES and NNTS appealed to Guangdong Province Higher People’s Court and final judgment was issued in September 2009 dismissing all the claims of Shenzhen Wanhong. In relation to the case filed at Jinan Intermediate People’s Court, INES and NNTS requested the Patent Reexamination Board of the State Intellectual Property Office to reexamine Shenzhen Wanhong’s patent and declare it invalid. As a result of the reexamination, the Patent Reexamination Board invalidated Shenzhen Wanhong’s patent. Shenzhen Wanghong consequently filed an administrative action against the Patent Reexamination Board at Beijing First Intermediate People’s Court. As of the date of this report, the validity of Shenzhen Wanhong’s patent right has not been determined and the case filed at Jinan Intermediate People’s Court remains pending.

Other contingency

The Company has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to RMB6,647,580 and RMB7,202,858 (US$1,054,560) as of June 30, 2008 and 2009, respectively. However, accrual for the penalties that may be imposed by the relevant PRC government authorities has not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any penalty at all. Should the PRC government decide to assess penalty, the amount is estimated to be approximately RMB5,047,000 (US$739,000) as of June 30, 2009 (RMB4,457,000 as of June 30, 2008).

NOAH EDUCATION HOLDINGS LTD.
20.	Statutory reserves

The Group’s subsidiaries incorporated in the PRC are required to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”) to statutory surplus reserve and statutory public welfare fund whenever dividends are declared by these PRC subsidiaries.

The statutory surplus reserve can be used to increase the registered capital and eliminate future losses of the companies. It cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The Group’s subsidiaries are required to appropriate 10% of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further appropriation, will be at their directors’ recommendation. During the year ended June 30, 2005, the Group made total appropriations to these statutory reserves of approximately RMB5,000,000. The statutory surplus reserve balance at June 30, 2008 and 2009, were RMB5,000,000 and RMB5,000,000 (US$732,043), respectively.

The statutory welfare public reserve can only be used for the collective benefits and facilities of the employees. The Group’s subsidiaries are required to appropriate certain of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory welfare public reserve. The percentage of appropriation will be at their directors’ recommendation. No appropriation was made during the report periods.

These reserves represents appropriations of retained earnings determined according to PRC law and may not be distributable.

In addition to these reserves, the registered capital of the Company’s PRC subsidiaries are also restricted. The total amount of the restricted capital and reserves at June 30, 2008 and 2009 amounted to RMB781,017,056 and RMB921,999,899 (US$134,988,712), respectively.
21.	Segment information

Operating segments are defined as components of an enterprise that engage in business activities for which separate information is available and evaluated by the chief operating decision maker. During the years ended June 30, 2007, the Group operates in one operating segment, and this includes primarily the development, manufacture and sale of specialty handheld digital learning devices and content. During the year ended June 30, 2008 and 2009, the Group also provides after-class tuition programs to primary and secondary school students. The net revenue, net income and assets relating to the after-class tuition segment accounted for less than 10% of the Company’s consolidated net revenue, net income and assets.

Geographical disclosures: the Company mainly operates in the PRC and in 2007, 2008 and 2009, no single country other than mainland China accounted for 10% or more of the Company’s consolidated net revenue. In addition, all the identifiable assets of the Company are located in the PRC.

Major customers: There are no single customers who contributed for 10% or more of the Company’s net revenue for the years ended June 30, 2007, 2008 and 2009.

NOAH EDUCATION HOLDINGS LTD.
21.	Segment information — continued

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

	For the years ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Electronic learning devices	548,164,024	644,957,464	664,745,790	97,324,499
Prepaid premium cards	5,543,896	1,251,406	175,284	25,663
Software	1,517,094	3,864,279	1,517,094	222,116

	555,225,014	650,073,149	666,438,168	97,572,278
Tuition fee income	—	1,861,453	4,707,511	689,219

	555,225,014	651,934,602	671,145,679	98,261,497

22.	Subsequent event

The Company has evaluated subsequent events, through the date that the consolidated financial statements were issued on November 20, 2009.

On May 22, 2009, the Company signed a Share Purchase Agreement (“SPA”) with Sunshine Nation Limited, a company with limited liability organized under the laws of the British Virgin Islands, (the “Seller”), and the other parties, including Mr. Du, Tianming, Mr. Du, Liangdong and Mr. Du, Siyuan, to acquire all the issued and outstanding shares of Global Ring Limited. Mr. Du, Siyuan is the sole owner of the Seller. Mr. Du, Tianming and Mr. Du, Liangdong are the key management of Changsha Little New Star Cartoon Digital Technology Ltd., (“Little New Star”), a company organized under the laws of the PRC, which is a wholly-owned subsidiary of Global Ring Limited. Little New Star, a Changsha based private education service provider, is a leading provider in kids’ English language training in China.

The total consideration is RMB53,000,000 of cash and 2,647,743 of the Company’s ordinary shares, issuable to the seller on the closing day.

As of June 30, 2009, RMB21,581,952 (US$3,159,783) was prepaid and disclosed as deposits for investment in the consolidated financial statements.

The transaction was closed on July 2, 2009.

NOAH EDUCATION HOLDINGS LTD.
22.	Subsequent event — continued

On September 30, 2009, the Company signed Share Subscription Agreement with Saunders Acquisition Corporation (“Saunders”), a Delaware Corporation to subscribe 400,000 shares of Series B Preferred stock of Saunders for a subscription price of US$1 million. Saunders was formed for the purpose of consummating a merger (the “Merger”) with and into Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (“Franklin”). The Company’s acquisition of the Series B Preferred stock of Saunders is conditional on the completion of the Merger. Saunders is currently owned by the senior management of Franklin. On the effective date of the Merger, shares of the Series B Preferred stock of Saunders will be converted into shares of Series B Preferred stock of Franklin as the surviving corporation. The Merger is expected to be completed in the first calendar quarter of 2010.

On September 30, 2009, the Company also signed a Share Purchase Agreement with Shining See Limited (“Shining Sea”), an exempted company organized under the laws of the Island of Bermuda and a current shareholder of Franklin to purchase 800,000 shares of Series A Preferred stock of Franklin from Shining Sea for a purchase price of US$2 million. Shining Sea is an investment vehicle principally owned by a trust created for the benefit of Dr. James Simons, the founder of Renaissance Technologies LLC and a current director of Franklin, and his family. In addition, Shining Sea has separately agreed to purchase 365,630 ordinary shares of the Company, approximately 1.0% of the Company’s outstanding ordinary shares, from Global Wise Technologies Ltd. and Dynamic View Investments Limited, two existing shareholders of the Company, at a per share price of US$5.47 per share. The Company’s acquisition of the Series A Preferred stock of Franklin is conditional on the completion of the Merger.
23.	Convertible preference shares

In April 2004, the Company entered into a series A preference share purchase agreement with Baring and Alpha, pursuant to which, the Company issued 6,521,962 series A preference shares (“Convertible Preference Shares”). The issuance price of the Convertible Preference Shares was US$2.4533 per share and total consideration paid by the investors for the Convertible Preference Shares was US$16,000,000. Upon completion of the initial public offering in October 2007, all convertible preference shares were automatically converted into 6,521,962 ordinary shares based on the carrying value of the convertible preference shares at date of conversion.

The holders of Convertible Preference Shares have various rights and preferences as follows:

Conversion

The Convertible Preference Shares are convertible to ordinary shares at US$2.4533 per share at the discretion of the holders anytime and shall be automatically converted to ordinary shares upon a fully underwritten initial public offering with gross proceeds to the Company of not less than US$50,000,000 (“Qualified IPO”).

NOAH EDUCATION HOLDINGS LTD.
23.	Convertible preference shares — continued

Redemption

At any time commencing on July 1, 2009, each Convertible Preference Shares would have been redeemable at the option of the holders at a redemption price equal to the original issuance price plus all declared but unpaid dividends thereon up to the date of redemption.

Liquidation and reorganization

In the event of any trade sale, merger, acquisition, reorganization or other transaction involving the Group in which the original shareholders do not retain a majority of the voting power in the surviving entity, or any change in the control, or a sale of all or substantially all of the assets or business of the Group (“Sale Event”), the holders of Convertible Preference Shares shall be entitled either a portion of the proceeds of such Sale Event, in proportion to the shareholding of holders of Convertible Preference Shares in the Company (on an as-if-converted basis); or if within 3 years after July 1, 2004, the selling price of the Company is less than US$100,000,000 in a Sale Event, the holders of the Convertible Preference Shares shall be entitled to cash amount of 150% of the original issuance price, plus all declared but unpaid dividends.

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

NOAH EDUCATION HOLDINGS LTD.
23.	Convertible preference shares — continued

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

SCHEDULE 1
NOAH EDUCATION HOLDINGS LIMITED

BALANCE SHEET

	As of June 30,
	2008	2009
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	21,437,399	70,594,995
Amounts due from subsidiaries	871,865,481	788,271,786
Trading investments	12,875,217	7,978,942
Prepaid expenses and other current assets	3,012,709	424,086

Total current assets	909,190,806	867,269,809
Investments in subsidiaries	394,067,207	312,732,885
Deposit for investment	—	18,581,952

Total assets	1,303,258,013	1,198,584,646

Liabilities and Shareholders’ Equity
Current Liabilities
Other payables and accruals	3,308,508	3,797,194
Deferred revenue	1,469,806	1,465,375

Total current liabilities	4,778,314	5,262,569

Non-current Liabilities
Warrants	5,830,023	—
Deferred revenue	7,716,488	6,227,860

Total non-current liabilities	13,546,511	6,227,860

Total liabilities	18,324,825	11,490,429

Shareholders’ Equity Ordinary shares, US$0.00005 par value; 600,000,000 shares authorized as of June 30, 2008 and 2009; 38,063,201 and 35,589,120 shares issued and outstanding as of June 30, 2008 and 2009 respectively	15,349	14,504
Additional paid-in capital	1,169,618,982	1,029,778,033
Accumulated other comprehensive loss	(89,949,455)	(93,632,438)
Retained earnings	205,248,312	250,934,118

Total shareholders’ equity	1,284,933,188	1,187,094,217

Total liabilities and shareholders’ equity	1,303,258,013	1,198,584,646

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF OPERATIONS

	Years ended June 30,
	2007	2008	2009
	RMB	RMB	RMB

General and administrative expenses	(14,239,240)	(7,445,427)	(14,638,999)
Other operating expenses	(20,220,890)	—	(14,596)
Other operating income (loss)	—	49,872,230	(3,883,766)

Operating (loss) income	(34,460,130)	42,426,803	(18,537,361)
Derivative (loss) gain	(55,207)	(1,868,238)	5,807,511
Other non-operating income	—	1,133,811	3,161,579
Investment loss	—	(810,067)	(934,649)
Interest income	408,025	11,062,762	324,807

Income (loss) before income taxes	(34,107,312)	51,945,071	(10,178,113)
Provision for income taxes	—	—	—

Income (loss) after tax	(34,107,312)	51,945,071	(10,178,113)
Share of net profits of subsidiaries, net of taxes	100,535,611	92,253,400	107,168,356

Net income	66,428,299	144,198,471	96,990,243
Preference stock dividend	(17,705,374)	—	—
Deemed dividend	(2,653,072)	(379,092)	—

Net income attributable to ordinary shareholders	46,069,853	143,819,379	96,990,243

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Share	Amount	capital	(Loss) Income	earnings	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB

As at July 1, 2006	21,473,442	8,888	32,572,269	(2,481,967)	77,396,303	107,495,493	—
Net income	—	—	—	—	66,428,299	66,428,299	66,428,299
Share-based compensation	—	—	14,830,713	—	—	14,830,713	—
Cumulative Translation Adjustment	—	—	—	(3,015,859)	—	(3,015,859)	(3,015,859)
Deemed distribution to shareholders	—	—	—	—	(1,516,362)	(1,516,362)	—
Deemed dividend on issuance of warrants	—	—	—	—	(4,879,307)	(4,879,307)	—
Deemed capital contribution from shareholders on disposal of a subsidiary	—	—	1,334,957	—	—	1,334,957	—
Dividend to ordinary shareholders and preference shareholders (RMB2.715 per share)	—	—	—	—	(76,000,000)	(76,000,000)	—

As at June 30, 2007	21,473,442	8,888	48,737,939	(5,497,826)	61,428,933	104,677,934	63,412,440

Issue of ordinary shares pursuant to initial public offering	10,202,641	3,809	1,067,015,352	—	—	1,067,019,161	—
Direct offering expenses	—	—	(90,480,425)	—	—	(90,480,425)	—
Conversion of preference shares to ordinary shares	6,521,962	2,698	129,753,248	—	—	129,755,946	—
Share repurchase	(143,484)	(49)	(5,833,952)	—	—	(5,834,001)	—
Exercise of share options	8,640	3	82,183	—	—	82,186	—
Net income	—	—	—	—	144,198,471	144,198,471	144,198,471
Share-based compensation	—	—	20,344,637	—	—	20,344,637	—
Cumulative translation adjustment	—	—	—	(84,451,629)	—	(84,451,629)	(84,451,629)
Deemed distribution to shareholders	—	—	—	—	(379,092)	(379,092)	—

As at June 30, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	59,746,842

Share repurchase	(2,585,138)	(883)	(62,461,110)	—	—	(62,461,993)	—
Exercise of share options	111,057	38	661,926	—	—	661,964	—
Net income	—	—	—	—	96,990,243	96,990,243	96,990,243
Share-based compensation	—	—	8,173,461	—	—	8,173,461	—
Cumulative translation adjustment	—	—	—	(3,682,983)	—	(3,682,983)	(3,682,983)
Dividend to ordinary shareholders	—	—	(86,215,226)	—	(51,304,437)	(137,519,663)	—

As at June 30, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217	93,307,260

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF CASH FLOWS

	Years ended June 30,
	2007	2008	2009
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	66,428,299	144,198,471	96,990,243
Adjustments to reconcile net income to net cash provide by (used in) operating activities:
Share of net profits of subsidiaries	(100,535,611)	(92,253,400)	(107,168,356)
Derivative loss (gain)	55,207	1,868,238	(5,807,511)
Loss on trading investments, net	—	852,373	1,428,850
Share based compensation	—	825,865	1,384,373
Dividend received from a subsidiary	76,000,000	—	—
Unrealized exchange difference	(2,544,842)	(137,927,681)	263,282
Changes in current assets and liabilities:
Trading investments	—	(13,727,590)	3,467,425
Prepaid expenses and other current assets	(79,963)	(2,932,746)	2,588,623
Other payables and accruals	7,085,011	(4,006,766)	488,686
Deferred revenue	—	9,186,294	(1,493,059)

Net cash provided by (used in) operating activities	46,408,101	(93,916,942)	(7,857,444)

Cash flows from investing activities:
Deposit for investment	—	—	(18,581,952)
Capital injections in subsidiaries	—	(22,649,638)	—
(Advances to) repayment from subsidiaries	(6,757,740)	(848,185,373)	275,001,695
Repayment from a subsidiary	44,163,431	—	—

Net cash provided by (used in) investing activities	37,405,691	(870,835,011)	256,419,743

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	976,538,736	—
Proceeds from exercise of share options	—	82,186	661,964
Shares repurchase	—	(5,834,001)	(62,461,993)
Dividend paid to ordinary and preference shareholders	(76,000,000)	—	(137,519,663)

Net cash (used in) provided by financing activities	(76,000,000)	970,786,921	(199,319,692)

Effect of exchange rate changes on cash and cash equivalents	(470,852)	(1,698,532)	(85,011)
Net increase in cash and cash equivalents	7,813,792	6,034,968	49,242,607
Cash and cash equivalents at beginning of year	9,758,023	17,100,963	21,437,399

Cash and cash equivalents at end of year	17,100,963	21,437,399	70,594,995

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED

NOTE TO SCHEDULE 1
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2009 and 2008, RMB921,999,899 (US$134,988,712) and RMB781,017,056 of the restricted capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2007, 2008 and 2009.
During the year ended June 30, 2007, a cash dividend of RMB76,000,000 (equivalent to US$11,127,053) was declared by a subsidiary of the Company.