Form 20-F
period 2010-06-30
NOAH EDUCATION HOLDINGS LTD.
filed 2010-10-29
CIK 1411825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2010.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
Commission file number: 001-33728
NOAH EDUCATION HOLDINGS LTD.
(Exact Name Of Registrant As Specified In Its Charter)
N/A
(Translation Of Registrant’s Name Into English)
Cayman Islands
(Jurisdiction Of Incorporation or Organization)
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong Province 518048, People’s Republic of China
(Address of Principal Executive Offices)
Jerry He, Chief Financial Officer
Tel: +86-755-8343-2800
E-mail: jerry.he@noahedu.com
Fax: +86-755-8204-9670
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong Province 518048, People’s Republic of China
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 39,607,755 ordinary shares, par value US$ 0.00005 per share, as of June 30, 2010.
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

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
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

INTRODUCTION
In this annual report, unless the context otherwise requires:
•	“Noah,” “we,” “us,” “our company,” and “our,” refer to Noah Education Holdings Ltd., its predecessor and its subsidiaries and affiliated entities;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;
•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$ 0.00005 per share;
•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;
•	“U.S. GAAP” refers to general accepted accounting principles in the United States;
•	“fiscal 2008,” “fiscal 2009” and “fiscal 2010” refers to our fiscal years ended June 30, 2008, 2009 and 2010, respectively;
•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and
•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected consolidated statement of operations data for the fiscal years ended June 30, 2008, 2009 and 2010 and balance sheet data as of June 30, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The following selected consolidated statement of operations data for the fiscal year ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate expected future results.

	Year Ended June 30,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenue	393,039	555,225	651,935	671,146	680,288	100,315
Cost of revenue(1)	(174,584)	(266,566)	(318,788)	(326,401)	(368,754)	(54,376)

Gross profit	218,455	288,659	333,147	344,745	311,534	45,939

Research and development expenses(1)	(20,345)	(43,487)	(52,667)	(56,302)	(52,731)	(7,776)
Sales and marketing expenses(1)	(179,869)	(172,540)	(197,430)	(210,693)	(219,495)	(32,367)
General and administrative expenses(1)	(16,508)	(24,676)	(44,260)	(58,499)	(91,774)	(13,533)
Other operating expenses	(311)	(20,910)	(3,132)	(158)	(3,028)	(447)

Total operating expenses	(217,034)	(261,612)	(297,489)	(325,652)	(367,028)	(54,122)

Other operating income	24,725	40,023	44,101	45,576	41,629	6,139

Operating income (loss)	26,147	67,070	79,759	64,669	(13,865)	(2,045)
Derivative gain (loss)	2,667	(55)	(1,868)	5,807	—	—
Interest income	952	2,306	13,644	5,308	9,134	1,347
Investment income	—	—	11,057	15,257	2,824	416
Interest expense	(162)	—	—	—	—	—
Other non-operating income	—	—	42,708	6,204	5,962	879

Income before income taxes	29,604	69,321	145,300	97,245	4,055	598
Income tax (expenses) credit	(2,969)	(2,892)	(1,101)	(255)	1,605	237

Net income	26,635	66,428	144,199	96,990	5,660	835
Preference share dividends	—	(17,705)	—	—	—	—
Deemed dividend	(1,516)	(2,653)	(379)	—	—	—

Net income attributable to ordinary shareholders	25,119	46,070	143,820	96,990	5,660	835

Net income per ordinary share
Basic	0.90	2.32	4.03	2.66	0.15	0.02
Diluted	0.88	2.15	3.93	2.62	0.14	0.02
Net income per ADS(2)
Basic	0.90	2.32	4.03	2.66	0.15	0.02
Diluted	0.88	2.15	3.93	2.62	0.14	0.02
Weighted average number of ordinary shares used in per share calculations:
Basic	21,473,442	21,473,442	33,153,982	36,446,790	38,327,047	38,327,047
Diluted	21,473,442	22,906,684	34,056,315	37,069,492	39,201,389	39,201,389
Cash dividends per ordinary share	—	2.7145	—	3.8249	—	—
Cash dividends per preference share	—	2.7145	—	—	—	—

	As of June 30,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	59,958	77,367	260,223	493,911	506,728	74,722
Total assets	313,090	329,710	1,362,871	1,327,019	1,376,166	202,929
Total current liabilities	77,736	90,723	64,392	133,697	149,799	22,089
Warrants	—	4,934	5,830	—	—	—
Ordinary Shares	9	9	15	15	15	2
Additional paid-in capital	32,572	48,738	1,169,619	1,029,778	1,049,366	154,740
Accumulated other comprehensive income (loss)	(2,482)	(5,498)	(89,949)	(93,632)	(88,952)	(13,117)
Retained earnings	77,396	61,429	205,248	250,934	256,594	37,837
Total shareholders’ equity	107,495	104,678	1,284,933	1,187,094	1,217,024	179,462

(1)	Share-based compensation expenses are included in our cost of revenue and operating expenses as follows:

	Year Ended June 30,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation included in:
Cost of revenue	—	376	228	240	296	44
Research and development expenses	—	9,444	4,175	3,198	2,645	390
Sales and marketing expenses	—	4,386	14,846	2,453	1,980	292
General and administrative expenses	—	624	1,095	2,282	5,475	807

(2) Each ADS represents one ordinary share.
Exchange Rate Information
Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB 6.7815 to US$ 1.00, the noon buying rate in effect as of June 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 22, 2010, the noon buying rate was RMB 6.6585 to US$ 1.00.
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

	Noon Buying Rate
	(RMB per US$ 1.00)
	Period
Period	End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October (through October 22)	6.6585	6.6665	6.6912	6.6397

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Business and Our Industry
Our limited operating history makes it difficult to evaluate our business, future prospects and results of operations.
We commenced our operation in educational content development in 2004. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and the acceptance of our products by parents, students and educators. It is also difficult to evaluate the viability of our proposed strategy of diversifying the distribution platforms for our content as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new distribution platforms for their content and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and future prospects.
If we fail to accurately predict or adapt to changing consumer preferences and technological advances in interactive education content and delivery platforms, our business could be adversely affected.
As of June 30, 2010, we had developed a collection of approximately 55,257 courseware titles, which we deliver primarily through our handheld digital learning devices, or DLDs, platform. The continued acceptance by users of our education content and our DLD platform is key to our future revenue growth. To remain competitive, we must continually develop and enhance new and existing content and update and diversify our delivery platforms to adapt to the changing needs and preferences of students and educators, changes in educational curricula and technological advances. We may not be able to predict these changes in needs and preferences or technological advances. As the development of new interactive multimedia content, delivery platforms and underlying technology requires extensive investment of time, effort and resources, we may not be able to successfully adapt to these changes in preferences, curricula and technology. Our failure to predict or adapt to changes may have a material adverse effect on our business and our results of operations.

If we are unable to continue to attract users to purchase our content and our DLDs without a significant decrease in price, our revenues may decline and we may not be able to maintain our profitability.
The profitability of our business largely depends on the prices at which we can sell interactive education content through DLDs. The price of our content and DLDs depends on market demand. Market demand for our content and DLDs may decline for a variety of reasons, including the relative affordability of our content and DLDs to users in new geographic markets and general deterioration of the Chinese economy. Market demand for our content and DLDs may also change due to changes in consumer needs and preferences. The price of our content and DLDs may also be affected by competition in the interactive education content market. If we cannot attract users to purchase our content and DLDs without a significant decrease in price in response to intensified competition or a decline in demand for our content or DLDs, our revenues may decline and we may not be able to maintain our profitability.
Our business depends on strong brands, and if we are not able to maintain and enhance our brand awareness, our business, financial condition and results of operations may be harmed.
Our brands are integral to our sales and marketing efforts and we believe that market awareness of our “Noah” brand and “Little New Star” brand has contributed significantly to the success of our business. Maintaining and enhancing the “Noah” and “Little New Star” brands are critical to our ability to maintain a competitive advantage. If the value of our brands or image is diminished or if our brands do not continue to be attractive to customers, our business, financial condition and results of operations may be materially and adversely affected. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining innovative, distinctive and consistent products and maintaining quality of service across our operations, as well as our ability to respond to competitive pressures. If we are unable to do so, our sales and growth may decline, which could in turn adversely affect our results of operations. We have incurred significant brand promotion expenses to date, but we cannot guarantee that our marketing efforts will be successful in further promoting our brands to remain competitive. There have been instances of complaints in the past on Internet forums regarding the quality and usefulness of our products, and certain of our advertisements in the past have been cited by certain government authorities to be deceptive or exaggerations, all of which may negatively affect our brands and reputation. Our business may also be adversely affected if our public image or reputation are diminished, whether due to unsatisfactory services or products or otherwise.
We license a substantial portion of our content from third parties, and our licenses may expire or not be renewed.
We develop courseware titles based on standardized textbooks and other print-based content that we license from domestic and international education content publishers, including The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Beijing Education Publishing House, Beijing Normal University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute, and Shenzhen Education and Science Research Institute. If one or more existing licenses covering any of our courseware titles are terminated or if we are unable to renew such licenses, we would have to cancel the courseware titles based on the textbooks covered by the licenses, which could have a negative impact on our results of operations.
If we cannot maintain good relationships with teachers in our Teachers’ Alliance, our content development ability may diminish and our content sales may suffer.
We depend on teachers and education experts from our Teachers’ Alliance to assist us in planning the courseware curricula and preparing lesson plans for our courseware titles. They enhance the quality of our courseware titles and are essential to the marketing of our brands. We must continue to attract qualified teachers and establish relationships with new teachers. Historically, our short-term contractual arrangements with these teachers were renewed on a yearly basis. In the fiscal year ended June 30, 2009, we ended our practice of renewing the short-term contractual arrangements. We now enter into contracts with teachers when they participate in the creation of our courseware and share with us their lesson plans. If we fail to attract and enter into contractual arrangements with qualified teachers and education experts, our courseware development capability will be negatively affected and our business and brands may suffer as a result.

We are subject to securities class action lawsuits alleging that we misrepresented or failed to disclose in our initial public offering registration statement that the increases in the costs of raw materials were negatively impacting our gross margin. If the class action lawsuits are successful, they may have an adverse effect on our financial condition and operating results.
On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of our October 2007 initial public offering failed to disclose that one model of our DLD products did not include a recycling warning sticker required under Chinese laws. We filed a motion to dismiss the consolidated case. The court granted our motion, finding that plaintiffs’ complaint failed to state a claim as a matter of law. The court dismissed the complaint with prejudice. Plaintiffs filed a notice of appeal. On September 9, 2010, we signed a memorandum of understanding, agreeing to settle the case for $1.75 million, which will be covered by our insurance policy. In exchange, the plaintiffs have agreed to dismiss the case and drop their appeal of the court’s ruling in our favor. The settlement is still subject to the court’s preliminary and final approvals and notice to the class members. The settlement has not been approved or become final as of the date of this annual report.
We believe that the plaintiffs’ allegations have no merit and we intend to vigorously defend against the lawsuits. However, defending these lawsuits could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market price of our ADSs.
Third parties have brought intellectual property infringement claims against us in the past, and may bring similar claims in the future.
We have been subject to intellectual property infringement claims in the past. Between June 30, 2009 and the date of this annual report, we settled four legal proceedings. As of the date of this annual report, there were four pending legal proceedings against Innovative Noah Electronic (Shenzhen) Co., Ltd. and New Noah Technology (Shenzhen) Co., Ltd., our wholly owned subsidiaries, for alleged patent and copyright infringements. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for more details concerning these proceedings.
We cannot assure you that our educational content used for our courseware and materials used for our English training for children and education services will not be alleged to infringe the copyright of third parties. Educational institutions and organizations, content providers and publishers, competitors and others may in the future initiate intellectual property infringement claims against us. We cannot assure you that all our employees and contractors will strictly comply with our policy prohibiting them from infringing the copyright of third parties. As a result, we could be sued and become liable for the intellectual property infringement and other actions of our employees or contractors. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brands. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. In the future, we may increasingly be subject to intellectual property infringement claims as we increase the number and types of products that we offer, as the number of products, services and competitors in our markets grows, as we enter into new markets and as our products and services receive more attention and publicity.

Any error in the solutions to the practice questions in our searchable database and our courseware titles could damage our reputation.
We introduced our searchable practice question database to the market in July 2007, which currently contains approximately 600,000 practice questions. Our courseware titles also contain illustrative questions and practice questions. If there are errors occurs in our content or the solutions to our questions, our reputation may suffer as a result. Our users may rely on these errors to their detriment and may even bring claims against us. As a result, our business could be negatively impacted.
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
In addition to retail points of sale and download centers, our users currently download our content from our website. In addition, our users use our website to access tutoring and other online services. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites or unavailability of our downloadable content. We cannot assure you that we will be able to expand our online program infrastructure on a timely basis sufficient to meet demand for such content. Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. Our computer systems and operations could also be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Any interruption to our computer systems or operations could have a material adverse effect on our ability to operate our business.
Uncertainty and adverse changes in the economy could have a material adverse impact on our business and operating results.
The global financial markets have experienced significant disruptions since 2007, and most of the world’s major economies remain in or are emerging from recession. While some economic indicators have improved, the recovery may not be sustainable. There remains considerable uncertainty regarding the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including those of the United States and China.

Uncertainty or adverse changes in the economy could lead to a significant decline in discretionary consumer spending, which, in turn, could result in a decline in the demand for our products. As a result of the economic downturn in China and internationally, overall consumer spending in China may slow down. Any decrease in demand for our products could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing our products, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.
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
Failure to execute our growth strategies of online content distribution, English training services for children and education services may have a material adverse affect on our business and prospects.
Our growth strategies include expanding and diversifying the way we distribute our content, particularly through the Internet, and expanding into English training services for children and education services. As we move to distribute our content through the Internet, we will face a heightened risk that our intellectual property may be stolen or copied, which could dilute our brands and harm our competitive position. We may lack the technological expertise to sufficiently guard against online piracy when we commence online distribution and we may fail to adapt to new online piracy techniques as they develop. Another element of our growth strategy is to expand into English training services for children and education services to enhance our branding as an education company. Because we have limited experience operating English training for children services and managing kindergartens and schools, our curriculum, lesson design and operating plan are not fully tested, and may fail to attract or retain students. Additionally, public perception of our brands may be impacted by the results of our entry into, and our operation of, English training for children services and education services. If we fail to successfully execute these growth strategies, we may not be able to continue to maintain our position as a market leader in interactive education content, and the prospects of our business may be materially and adversely affected.
We may not be able to manage our growth and continue to integrate new expansion into our operations, which could adversely affect our business and results of operations.
We have experienced substantial growth since we commenced our operation in educational content development. This growth has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In July 2010, we acquired 70% of the equity interest in Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. We are in the process of integrating Wentai Education’s business into our operation. We may continue to expand our operations through acquisitions of additional businesses, products or technologies. However, we may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. Our failure to manage our expansion, through internal growth or acquisitions, could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our Chairman and Chief Executive Officer, Mr. Dong Xu and our President and Chief Operating Officer, Mr. Benguo Tang. Although we entered into three-year employment agreements with our executive officers at the time of our initial public offering and these employment agreements will be automatically extended for successive one-year terms upon expiration of the initial three-year term, these agreements are not guarantees that we can retain the services of these executives during the contracted term. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.
If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.
The interactive education content market in China is rapidly evolving and very competitive. Some of our competitors who were present when we entered the market in 2004 no longer operate in this field and others have lost their dominant positions. We expect competition in this market to persist and intensify. Our main competitors in the DLD and the handheld kids’ learning device, or KLD, markets include Guangdong Bubugao Electronic Industry Limited and Shanghai Ozing Digital Technology Limited. Our main competitors in the E-dictionaries market include Guangdong Bubugao Electronic Industry Limited and Global View Co., Ltd. We also compete indirectly with online education content providers, such as Beijing No. 4 Middle School Net and Hubei Province Huanggang Middle School Net, and providers of interactive education content through CD-ROMs such as Human Education & Technology Co., Ltd. and Guangdong Dongtian Culture Enterprise Co., Ltd. Our main competitors in children’s English training markets include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Our main competitors in education services market include ChinaCast Education Corporation and ChinaEdu Corporation. We also compete with other portable electronic devices, such as notebook computers and the Kindle, iPad and iPhone. Some of our direct, indirect and potential competitors may have longer operating histories and greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in user requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, our revenues, profitability and market share may be harmed.
We have no control over our third-party distributors. If we are unable to manage our relationships with them effectively, or they do not include our products in their product portfolio for any other reasons, we may not be able to sell our products as effectively as before and our sales and revenues may decline.
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
In the fiscal year ended June 30, 2010, we encountered disruptions in the implementation of an initiative to realign our distribution channels and introduce new distributors. The disruptions arose from insufficient measures to ensure adequate distribution capability and capacity during the realignment process. We are now focusing on maintaining the effectiveness of our distribution network, while simultaneously working with newly selected distributors to expand and optimize our network. However, if we fail in our initiative to retain existing distributors or secure new distributors, our sales and revenues may be materially and adversely affected.

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
Cost increases of our components or manufacturing services, whether resulting from shortages of materials, labor or otherwise, including, but not limited to rising cost of materials, transportation, services, labor and commodity price increases, could negatively impact our gross margins. In addition, the supply and market prices of raw materials used in the manufacture of our components and finished products may be adversely affected by various factors, such as weather conditions and the occurrence of natural disasters or sudden increases in demand, which would impact our costs of production. Because of market conditions and other factors, we may not be able to offset any such increased costs by adjusting the price of our products.
If we do not correctly anticipate demand for particular products, we could incur additional costs, experience manufacturing delays, damage relationships with distributors or lose new sales opportunities.
The demand for our products depends on factors such as consumer preferences and the introduction or adoption of new hardware platforms. These factors can be difficult to forecast. We expect that it will become increasingly difficult to forecast demand for specific products as we introduce and support additional products, enter into additional markets and as competition in our markets intensifies.
If we misjudge the demand for our products, our results of operations may be harmed. If our forecasts for demand are too high, we may accumulate excess inventories of components and finished products, which could lead to markdown allowances or write-offs. We may also have to adjust the prices of our existing products to reduce excess inventories. If our forecasts for demand are too low, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet our true demand, which may lead to missed sales opportunities to increase our customer base, damage our relationships with retailers and harm our business. In addition, rapid increases in production levels aimed at meeting unanticipated demand may result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, all of which could reduce our profit margins and harm our relationships with distributors.
Any defects in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.
We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain defects after commercial shipments have begun, which could result in the rejection of our products by retailers, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business or damage our reputation. Insurance companies in China offer limited business insurance products, and we currently do not have any business disruption insurance. Our products could be subject to mandatory recalls and other actions by governmental authorities. In addition, concerns about potential liability may lead us to voluntarily recall selected products. Any recalls or post-manufacture repairs of our products could harm our reputation, increase our costs or reduce our net sales.

If we are liable for a substantial amount of past due social welfare payments for which we have not made a provision, our financial condition may be materially and adversely affected.
We have not made adequate social welfare payments required under applicable PRC labor laws. We have made a provision in our financial statements in the amount of RMB 6.6 million, RMB 7.2 million and RMB 8.2 million (US$ 1.2 million) as of June 30, 2008, 2009 and 2010, respectively, to cover this potential liability. We cannot assure you that such provisions will be sufficient to discharge all potential claims for unpaid past due social welfare payments, particularly if the PRC government imposes penalties potentially as high as 0.2% per day on the amount past due. If we are liable for a substantial amount of past due social welfare payments for which we have not made a provision, our financial condition may be materially and adversely affected.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.
Our management has concluded that our internal control over financial reporting is effective as of June 30, 2010. See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
If we are not able to continue to attract students to enroll in our courses at commercially viable fee levels, our revenues may decline and we may not be able to maintain our profitability.
The success of our English training for children services and education services depends on the number of students enrolling in our courses and the amount of fees that they are willing to pay. Therefore, our ability to continue to attract students to enroll in our courses at commercially viable fee levels is critical to the continued success and growth of our business. This in turn depends on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. Any inability to maintain or increase student enrollments or fee levels could hurt our revenue or profitability.
We depend on our dedicated and capable faculty, and if we are not able to continue to hire, train and retain qualified teachers, we may not be able to maintain consistent teaching quality in our training centers, kindergartens and schools and our brand, business and operating results may be materially and adversely affected.
Our teachers are critical to maintaining the quality of our programs and services and maintaining our brand and reputation, as they interact with our students on a daily basis. We must continue to attract qualified teachers who have a strong command of our subject areas and meet our specifications. We also seek to hire teachers who are capable of delivering innovative and inspirational instruction. There are a limited number of teachers in China with the necessary experience to teach our courses and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process. We must also provide continuous training to our teachers so that they can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across our training centers, kindergartens and schools in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, may have a material and adverse effect on our business.

We may not be able to renew leases or control rent increases at our existing training center, kindergarten or school locations or to obtain leases at premium locations for new training centers, kindergarten and schools at reasonable prices.
Most of our training centers, kindergarten and schools are located on leased premises. At the end of a lease term, we may be required to relocate. If we are able to negotiate a new lease at the existing location or an extension of the existing lease, the rent may increase significantly and our business operations and profitability may be adversely affected. Some leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value. We compete with numerous other English training services and education services providers for sites in the highly competitive market for retail real estate. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business.
A liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.
We could be held liable for accidents that occur at our training centers, kindergartens, schools and other facilities. In the event of personal injuries or other accidents suffered by students or others, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. In addition, we currently do not have any liability insurance or business disruption insurance for our business in China. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our online business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.
The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies doing business in the Internet industry. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. As a result of the foreign ownership restriction in the PRC Internet industry, we conduct part of our business through the www.noahedu.com website through contractual arrangements with a Chinese entity called Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan. Noah Zhi Yuan is our consolidated affiliated entity directly owned by our founders. We have been and expect to continue to be dependent on Noah Zhi Yuan to operate our online business. In addition, PRC laws and regulations currently do not permit PRC-foreign cooperative schools to engage in compulsory education. Accordingly, Wentai Education, our wholly owned subsidiary in China, is currently ineligible to directly operate or manage primary and secondary schools which are in compulsory education system. We expect to depend on our consolidated affiliated entity, Shenzhen Wentai Investment Co. Ltd., or Wentai Investment, to operate primary and secondary education services in China.
We do not have any equity interest in Noah Zhi Yuan or Wentai Investment but receive their economic benefits through various contractual arrangements, including agreements on provision of loans, provision of services, license of software, and certain corporate governance and shareholder rights matters. In addition, we have entered into agreements with Noah Zhi Yuan, Wentai Investment and each of the respective shareholders of Noah Zhi Yuan and Wentai Investment which provide us with a substantial ability to control Noah Zhi Yuan and Wentai Investment.

If we, Noah Zhi Yuan, Wentai Investment or any of their subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including, without limitation:
•	revoking the business and operating licenses of Noah Zhi Yuan, Wentai Investment or our PRC subsidiaries and affiliated entities;
•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;
•	imposing fines, confiscating the income of Noah Zhi Yuan, the income of Wentai Investment or our income, or imposing other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;
•	shutting down the servers of Noah Zhi Yuan or blocking our websites; or
•	requiring us or our PRC subsidiaries and affiliated entities to restructure our ownership structure or operations.
The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.
We rely on contractual arrangements with Noah Zhi Yuan, Wentai Investment and their shareholders for our online operations and primary and secondary education services business, which may not be as effective in providing operational control as direct ownership.
We rely on contractual arrangements with Noah Zhi Yuan, Wentai Investment and their shareholders to operate our online business and primary and secondary education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Noah Zhi Yuan and Its Shareholders,” “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Wentai Investment and Its Shareholders,” “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Noah Zhi Yuan and Its Shareholders” and “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Wentai Investment and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over Noah Zhi Yuan or Wentai Investment as direct ownership. If we had direct ownership of Noah Zhi Yuan or Wentai Investment, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Noah Zhi Yuan or Wentai Investment, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Noah Zhi Yuan, Wentai Investment or any of their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Noah Zhi Yuan or Wentai Investment were to refuse to transfer their equity interest in Noah Zhi Yuan or Wentai Investment to us or our designee when we exercise the option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with Noah Zhi Yuan, Wentai Investment and/or their shareholders.
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
The beneficial owners of Noah Zhi Yuan are also the founders and beneficial owners of our company. Conflicts of interests between their dual roles as beneficial owners of both Noah Zhi Yuan and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause Noah Zhi Yuan to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Noah Zhi Yuan, and receive economic benefits from it. Other than relying on the duties of loyalty owed to us by the owners of Noah Zhi Yuan, who are also our directors and executive officers, and the irrevocable powers of attorney each executed to appoint the individual designated by us to be his respective attorney-in-fact, we currently do not have any measures or policies to address these potential conflicts of interest. In the event of any such conflict of interest, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of Noah Zhi Yuan, we would have to rely on the uncertainty of legal proceedings, which could result in disruption of our business.
Contractual arrangements we have entered into among our subsidiaries and Noah Zhi Yuan or Wentai Investment may be subject to scrutiny by the PRC tax authorities, and a finding that we, Noah Zhi Yuan or Wentai Investment owe additional taxes could substantially reduce our consolidated net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements, including contracts for the transfer of certain assets, among our wholly owned subsidiaries in China and Noah Zhi Yuan or Wentai Investment do not represent an arm’s-length price and adjust Noah Zhi Yuan’s or Wentai Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Zhi Yuan or Wentai Investment, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
The regulation of Internet website operators is relatively new and subject to interpretation, and our operation of online education programs could be adversely affected if we are deemed to have violated applicable laws and regulations.
The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese government authorities including, the Ministry of Education, the General Administration of Press and Publication and the Ministry of Culture, depending on the specific activities conducted by the Internet content provider. Noah Zhi Yuan holds an Internet content provider license with limited business scope issued by the Guangdong branch of the Ministry of Information Industry and has received approval from the Department of Education of Guangdong Province to operate its educational website, an Internet culture license from the Ministry of Culture, and a value-added telecommunications business license from the Ministry of Industry and Information Technology. Noah Zhi Yuan’s application for an Internet publishing license from the General Administration of Press and Publication was rejected in September 2008. Noah Zhi Yuan has submitted the application for this license with supplemental materials in October 2010, and the application is still pending as of the date of this annual report.
However, due to the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that the licenses held or being applied for by Noah Zhi Yuan will be deemed to be adequate for all its online services. Failure to comply with applicable Chinese Internet regulations, including engaging in business activities prior to obtaining the requisite licenses, could subject us to severe penalties, including fines and/or other restrictions imposed upon us, or even orders of cessation of Noah Zhi Yuan’s operations.

If the PRC authorities determine that we do not have the requisite licenses or permits to provide English training services and education services, we may have to cease the operations of English training centers, kindergartens and schools and suffer a setback to our growth strategy.
We currently operate English training centers through a wholly foreign owned enterprise, Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital, which we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. We also operate kindergartens through Animation Digital, Wentai Education and Wentai Investment and operate primary and secondary schools through Wentai Investment. PRC laws and regulations currently do not permit Chinese-foreign cooperative schools to engage in compulsory education. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our English training centers, kindergartens and primary and secondary schools are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by PRC-registered domestic entities. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our English training centers, kindergartens and primary and secondary schools until we obtain the necessary permits, which may not be forthcoming. If we must cease operating training centers, kindergartens and schools, we will not be able to execute our strategy to become China’s leading brand in supplemental education services, and our growth may suffer as a result.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past thirty years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.
In October 2005, the SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. We have requested our current shareholders and/or beneficial owners who are PRC residents to register with the local SAFE branch as required under the Circular No. 75. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.
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
We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China and on service, license and other fees paid to our subsidiaries by Noah Zhi Yuan and Wentai Investment for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China are required to set aside at least 10% of its after-tax profits, if any, to fund a statutory reserve whenever dividends are declared by these subsidiaries and affiliated entities until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us.
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
In using the proceeds of our initial public offering in the manner described in “Item 14. Material Modifications to the Rights of Security Holders — E. Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:
•	loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart; and
•	loans by us to Noah Zhi Yuan and Wentai Investment, each of which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.
We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Noah Zhi Yuan and Wentai Investment are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Item 4. Information on the Company — B. Business Overview — Regulation” section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries, Noah Zhi Yuan or Wentai Investment. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 22.0% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China, which are denominated in RMB. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB as the RMB is our reporting currency.
The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
On August 8, 2006, six PRC regulatory agencies: the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE; jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was partially revised by the Ministry of Commerce on June 22, 2009. These regulations require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of these regulations remain unclear, and we cannot assure you that our initial public offering in October 2007 did not require approval from the CSRC, and if it did, how long it would take us to obtain the approval. The CSRC has declined to officially clarify the applicability of the regulations to us and our initial public offering. On the other hand, if CSRC approval had been required for our initial public offering, our failure to have obtained or our delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.
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

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies offering complementary services such as tutoring and test preparation. Complying with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
If any of our PRC subsidiaries, affiliated entities and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.
To comply with PRC laws and regulations relating to foreign ownership restrictions, we currently conduct our online operations and primary and secondary education services business in China through contractual arrangements with Noah Zhi Yuan, Wentai Investment and their shareholders. As part of these arrangements, each of Noah Zhi Yuan and Wentai Investment holds some of the assets that are important to the operation of our business. If Noah Zhi Yuan or Wentai Investment goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Noah Zhi Yuan or Wentai Investment undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.
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
Risks Related to Our ADSs
We believe it is likely that we were a passive foreign investment company, or PFIC, for our taxable year ended June 30, 2010, and we believe that we were a PFIC for our taxable year ended June 30, 2009, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe it is likely that we were a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2010, and we believe that we were a PFIC for our taxable year ended June 30, 2009. In addition, it is also possible that one or more of our subsidiaries were also PFICs for such years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our

ADSs and ordinary shares. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Furthermore, we believe that there is a significant risk that we will be a PFIC for our current taxable year ending June 30, 2011 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. Because we believe it is likely that we were a PFIC for our taxable year ended June 30, 2010, and we believe that we were a PFIC for our taxable year ended June 30, 2009, certain adverse U.S. federal income tax consequences could apply to U.S. persons that own our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
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
As of August 31, 2010, our executive officers, directors, principal shareholders and their affiliated entities beneficially owned approximately 64.4% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2010, we had 39,607,755 ordinary shares outstanding (which include 1,256,154 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes), of which 16,966,569 ordinary shares were represented by 16,966,569 ADSs. In addition, options to purchase 2,412,971 ordinary shares of our company were outstanding as of June 30, 2010. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Ordinary shares not represented by ADSs are also available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.
Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.
We have experienced, and expect to continue to experience, seasonal fluctuations in our revenue and results of operations, primarily due to seasonal changes in device sales. Historically, our DLD, KLD and E-dictionary unit sales tend to be focused in our first fiscal quarter, from July 1 to September 30, with decreases in sales during the winter and summer breaks of primary and secondary school. Our expenses, however, vary significantly and do not necessarily correspond with changes in our DLD, KLD and E-dictionary unit sales and revenue. Enrollments in our English training courses tend to peak during summer and winter semester breaks, which occur in the third and the first calendar quarters, respectively. On the contrary, our kindergartens, primary and secondary schools operate throughout the year except for the summer and winter breaks. We invest in general administration, teaching resources, marketing and advertising, and research and development throughout the year. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.
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
Our historical financial condition and results of operations may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the seasonal fluctuations described above, our revenues, expenses and results of operations may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:
•	general economic conditions in China and PRC regulations or actions pertaining to the provision of our products and services;
•	natural disasters or geopolitical events, such as epidemics, war or threat of war;

•	changes in consumers’ spending patterns;
•	our ability to control cost of revenues and operating expenses; and
•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Item 4. Information on the Company
A. History and Development of the Company
In 1999, our founders, Dong Xu, Xiaotong Wang and Benguo Tang, formed Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, which focused on the design, production and distribution of translation devices. On April 8, 2004, our founders formed our company, Noah Education Holdings Ltd., in Cayman Islands to acquire the assets of Noah Industrial and to focus on the development, marketing and distribution of education content. At the same time, Baring Asia II Holdings (22) Limited and Alpha Century Assets Limited invested a total of US$ 16 million in our company. In March 2007, Lehman Brothers Commercial Corporation Asia Limited, or Lehman Brothers, became one of our substantial shareholders through the purchase of ordinary and preference shares from certain of our existing shareholders. We also issued a warrant for our ordinary shares to Lehman Brothers in connection with the transaction, which expired in April 2009. On February 24, 2010, we executed a block trade to repurchase 656,400 ADSs from Lehman Brothers at US$ 4.00 per share, for a total consideration of US$ 2,625,600. In conjunction with this trade, multiple institutional buyers also purchased from Lehman Brothers an aggregate of 1,273,600 ADSs at US$ 4.00 per share, for an additional consideration of US$ 5,094,400. As a result of these trades, Lehman Brothers ceased to hold any equity interest in our company. The repurchase of ADSs from Lehman Brothers was funded by our then available working capital, and was motivated by our awareness that Lehman Brothers had been liquidating its equity stake in our company.

We conduct our business operations in China through our subsidiaries, and with respect to the Internet-related aspects of our business, through an affiliated entity.
On October 19, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.” We completed the initial public offering of 11,324,198 ADSs, each representing one ordinary share, on October 24, 2007.
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Changsha Leisen Education Software Co., Ltd, or Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB 53.0 million (US$ 7.8 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. In February 2010, we completed our strategic investment in Franklin Electronic Publishers, Incorporated, or Franklin Electronic Publishers, a Pennsylvania corporation specializing in electronic handheld information, in which we purchased approximately 20% equity interests in Franklin at a total consideration of US$ 3.0 million. In July 2010, we completed the acquisition of 70% equity interests in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China, at a total consideration of RMB 126 million (US$ 18.6 million).
Our principal executive offices are located at 10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province 518048, People’s Republic of China. Our telephone number at this address is +86-755-8343-2800. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
We are a leading provider of interactive education content in China. We develop and market interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum, covering subjects such as English, Chinese, mathematics, physics, chemistry, biology, geography, political science and history. Our electronic learning products, or ELPs, include handheld digital learning devices, or DLDs, handheld kids’ learning devices, or KLDs, and E-dictionaries.
We deliver our content primarily through DLDs into which our content is embedded or subsequently downloaded at approximately 8,500 points of sale, and approximately 2,000 download centers, or through our website, www.noahedu.com. In August 2008, we introduced KLDs, digital learning devices for children from five to nine years old, to the market. In addition, we sell E-dictionaries. In January 2010, we started to sell student laptops to further diversity our product portfolio in DLDs. According to CCID Consulting, an independent third-party research firm, for fiscal 2010, we were ranked No. 1 by sales revenue and by sales volume of DLDs and E-dictionaries, and No. 2 in handheld KLDs, among interactive education content providers that distribute content through ELPs in China.
As of June 30, 2010, we had developed a collection of approximately 55,257 courseware titles, each corresponding to a chapter of a printed textbook or a topic covered by a textbook. For the fiscal year ended June 30, 2009, we responded to market demand by broadening our offerings to the five-to-nine age group, with age-appropriate and user-friendly content, interfaces and DLD exteriors. We develop courseware titles based on standardized textbooks and other print-based content that which we license from leading domestic and international educational publishers, including The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Beijing Education Publishing House, Beijing Normal University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute, and Shenzhen Education and Science Research Institute. Our content is produced by a team of approximately 128 full-time and approximately 54 part-time producers, editors and graphic artists.

Our DLDs and KLDs are built on our proprietary NP-iTECH software platform. As of the date of this annual report, we held 34 domestic patents, including six patents related to our NP-iTECH technology, and had 42 pending patent applications. Our NP-iTECH technology supports and integrates mainstream multimedia formats, and enables our content developers to efficiently design and assemble multimedia content elements. In July 2007, we introduced to the Chinese market the first searchable practice question database that operates in DLDs. In January 2008, we became the first in China to offer graphic simulations for mathematic calculations in a handheld device. To expand the functions and applications of our handheld devices, we began to adopt open operating systems, such as LINUX, in 2007 and plan to introduce products based on Android in 2011. Sales for our DLDs and KLDs are typically higher around the first and third calendar quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter.
In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which provides English language training services to children through its 20 directly-owned training centers and over 700 franchised training centers across China. As of June 30, 2010, the Little New Star Education Group has approximately 979,600 student enrollments, including approximately 20,700 student enrollments in directly-owned training centers and approximately 958,900 student enrollments in franchised training centers. The professional teaching team in directly-owned training centers consisted of approximately 100 teachers. In July 2010, we completed the acquisition of 70% of the equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. Wentai Education operates and manages two kindergartens. Wentai Investment, our consolidated affiliated entity, directly operates and manages one secondary school and operates and manages four kindergartens, one primary school and three secondary schools through its 67%-owned subsidiary, Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation Education, in five cities in Guangdong Province. Wentai Education and Wentai Investment have approximately 580 teachers and staff and had a total student enrollment of over 5,000 in 2009. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.
Our net revenue was RMB 651.9 million, RMB 671.1 million and RMB 680.3 million (US$ 100.3 million) in the fiscal years ended June 30, 2008, 2009 and 2010, respectively, and our net income was RMB 144.2 million, RMB 97.0 million and RMB 5.7 million (US$ 0.8 million) in the fiscal years ended June 30, 2008, 2009 and 2010, respectively.
Our ELPs
Our Content and Services
As of June 30, 2010, we had developed approximately 55,257 multimedia courseware titles. All of our courseware titles are presented in multimedia and interactive form, combining texts, graphics, audios, visuals and animations. The multimedia and interactive content provides an engaging and animated learning environment which we believe encourages students’ independent studies and enhances the students’ learning experience.
The following is a summary of the types of content and services we offer:
•	Basic English Language Training Courseware Titles. As of June 30, 2010, we had developed over 27,620 English language learning courseware, each based on a different series of textbooks. These titles constitute approximately half of our basic courseware titles. Of these, the titles developed for primary and secondary students are organized by semester and correspond to the English language curriculum typically taught in primary and secondary schools. The titles developed for college students and professionals are designed as preparation courses for standardized English aptitude tests. Test scores are used as measurements for English proficiency in a variety of situations where English proficiency is considered a prerequisite, including college graduation, entrance to master’s degree programs, employment opportunities or job promotions. For the year 2010, approximately 50% of our downloadable courseware titles were English language courseware titles.

•	Mathematics Courseware Titles. We have been increasingly focused on the development of mathematic courseware titles in recent years as schools in China have historically placed strong emphasis on mathematics education. In addition to the courseware titles related to the regular mathematics curriculum, we have also developed DLDs focusing on advanced level practice questions and solutions for the International Mathematics Olympics to meet the demand of those students who want to be more competitive in their mathematics skills.
•	Chinese-As-A-Foreign Language Courseware. We have witnessed an increasing number of non-native Chinese speakers in China and around the world who are interested in learning Chinese as a foreign language. We plan to leverage our expertise in language training courseware development and offer Chinese language study courseware to capture growth opportunities in this area.
•	Other Basic Education Courseware Titles. Our other basic courseware titles cover standard subjects, other than English, that are typically taught in primary and secondary schools in China. These include Chinese, physics, chemistry, biology, geography, political science and history. These titles are organized by semester and by subject. Under each subject, there may be several versions to reflect differences in curriculum adopted by school systems in different cities and provinces.
•	Practice Question Database. In July 2007, we brought to market what we believe to be the first searchable practice question database on DLDs, which then contained approximately 300,000 and now contain 600,000 practice questions. These questions initially focus on the subjects of mathematics, physics and chemistry. Each practice question contains 24 searchable fields and links to solutions and related questions and courseware titles. In January 2010, we started to offer student laptops NP5800 and NP6000 as part of our DLD offerings, which cover nine academic subjects, including over 600,000 searchable test questions in mathematics, physics and chemistry in practice question databases, and host 5,000 sample compositions and nearly 24,000 e-books. They also feature innovative functions, including our newly developed graphic calculator technology, Pocket English and Riverdeep Fun Mathematics.
•	Dictionaries. We have licensed and compiled over 253 dictionaries, including 26 dictionaries related to the English language, eight dictionaries related to Japanese language, ten dictionaries related to other foreign languages and over 200 professional dictionaries on subjects including medicine, law and engineering. Portions of these dictionaries are presented with colorful interactive animations, dialogues and explanatory graphics.
•	Online Tutoring Sessions. Our users can log-on to our website and post questions regarding their homework. We ensure that a teacher from our Teachers’ Alliance is available to answer the posted questions and, historically, a majority of the questions posted have been answered. Other students can participate in the exchange and post their answers as well.
Historically, we developed our content under the guidance with our Teachers’ Alliance, which included approximately 250 teachers throughout China who were experts in their fields and 17 experts in education and multimedia content. The short-term contractual arrangements with the teachers and experts were typically on a year-to-year basis. In the fiscal year ended June 30, 2009, we ended our practice of renewing the short-term contractual arrangements. We now enter into contracts with teachers when they participate in the creation of our courseware and share with us their lesson plans.
Our content is created by approximately 128 full-time developers based in Shenzhen and Beijing and approximately 54 part-time developers. Our developers are divided into the following teams, each of which is responsible for their respective part of the development process:
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
We develop courseware titles based on standard textbooks and other print-based content that we license from leading domestic and international education content publishers, including The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Beijing Education Publishing House, Beijing Normal University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute, and Shenzhen Education and Science Research Institute. These licenses allow us to increase the volume and quality of our content offerings within a shorter development time frame.
Our Content Delivery Platforms
Currently, our courseware titles are primarily delivered using the DLD platform. Our DLDs are portable, battery-powered, handheld devices. Our content is either embedded in the DLDs or downloaded subsequently to our DLDs from our website, retail stores or special download centers. Built on our proprietary software platform, NP-iTECH, our DLDs support and integrate advanced audio and video formats and Flash animation technologies. Our scalable NP-iTECH technology also allows our DLDs to interface with the web. In addition to the ability to play multimedia-intensive content, we have incorporated in some of our DLDs text-to-speech, handwriting recognition and personal information management functions.
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
We sold our first DLD in March 2005. In June 2006 we established our education website, www.noahedu.com, through which our users can download learning materials to their DLDs. Users can also register on our website to access features such as online communities, chat rooms and bulletin boards. Our online network is designed to handle connectivity at a rate of 500 Mbps, enabling our users to download content and access our online services without undue delay. We believe this website will serve as our launch pad for further diversification of our content delivery platforms, such as through a web-based virtual DLD. In January 2010, we introduced student notebooks to the market. We have developed over 30 different DLD models and sold approximately 2.3 million DLD units as of June 30, 2010.
In August 2008, we introduced KLDs to the market. The KLDs were developed to address and deepen penetration into the five-to-nine year old target market, with age-appropriate and user-friendly content and interfaces. As of June 30, 2010, we have sold over 954,000 KLD units.
As with our DLDs and KLDs, our dictionaries are embedded in or downloaded to our E-dictionaries. So far, we have developed over 26 models of E-dictionaries and have sold over 3.6 million units of E-dictionaries.

Our Educational Programs
English Language Training Services
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, a leading provider of English training services for children in China, founded in 1992 and based in Changsha, Hunan Province. As of the date of this annual report, we operate a nationwide training network of the Little New Star Education Group, which consists of 20 directly-owned training centers in Changsha, Datong and Xiangtan and over 700 franchised training centers across China and provides English training to children. As of June 30, 2010, the Little New Star Education Group had approximately 979,600 student enrollments, including approximately 20,700 student enrollments in directly-owned training centers and approximately 958,900 student enrollments in franchised training centers. The professional teaching team in directly-owned training centers consisted of approximately 100 teachers. We plan to use our nationwide distribution channels and sales and marketing expertise in China to expand the English training services for children.
Kindergartens, Primary and Secondary Schools
In July 2010, we completed the acquisition of 70% of the equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. Wentai Education specializes in operating and managing schools for students aged between 3 and 18, with the goal of providing high-end, top-quality education. Wentai Education operates and manages two kindergartens. Wentai Investment, our consolidated affiliated entity, directly operates and manages one secondary school and operates and manages four kindergartens, one primary school and three secondary schools through its 67%-owned subsidiary, Zhongda Foundation Education, in five cities in Guangdong Province namely, Guangzhou, Foshan, Shenzhen, Dongguan and Huizhou. Classes at Wentai Education and Wentai Investment are conducted bilingually in Chinese and English, taught and administered by approximately 580 teachers and staff. In 2009, Wentai Education had a total student enrollment of over 5,000. The Little New Star Group also operates and manages two kindergartens in Changsha.
After-school Tutoring Programs
In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. Wentai Education and Wentai Investment provide enrichment programs, summer camps and before- and after-school programs in addition to normal classroom studies.
Research and Development
Our research and development efforts are led by our senior management, six of whom hold engineering or related degrees. Our research and development team, located in our Shenzhen, Beijing and Chengdu research centers, consisted of approximately 172 engineers as of June 30, 2010. As of the date of this annual report, we hold 34 domestic patents, including six patents related to our NP-iTECH technology, and have 42 pending patent applications.
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

Our research and development efforts have yielded remarkable results in recent years, notably the following:
•	In May 2006, we brought to market what we believe to be the first color DLDs. The open architecture allowed our color DLDs to be built on an interchangeable platform with our black-and-white DLDs. It also allows easy integration with web-based and wireless-based technologies and future add-ons.
•	In July 2007, we introduced to the market what we believe to be the first searchable practice question database on DLDs. Our searchable practice question database is built on our proprietary and innovative vertical search technology. Our vertical search technology allows faster and more precise searches in the handheld environment through extensive indexing of the information in the database and high integration with the operating system.
•	In January 2008, we incorporated graphic calculators into our DLDs. We believe we are the first in China to have developed the technology for incorporation into handheld devices. The calculator is capable of drawing graphs for functions, geometry and other types of mathematics problems, as well as presenting the effects graphically of input variations. Furthermore, it allows students to manipulate algebra equations and program certain scientific calculations.
•	In August 2008, we incorporated Simulated Laboratory of Physics and Chemistry, or SLPC, into our DLDs. It is designed and developed for high school students to learn physics and chemistry. Students can use SLPC to simulate experiments and design new experiments based on their study needs and progress. It is a user-friendly and interactive in classroom study platform and is also an exploratory tool for students to test new ideas. It puts a lab into students’ handheld devices and is called “pocket laboratory.”
•	In June 2009, we brought our new generation of KLD, NE260 and NE280 to the market with Vertical Search Technology. Vertical Search Technology is a search engine designed for a specific field. It integrates information in certain fields from webpage database, extract data based on certain pieces of a phrase, then process the data and revert the information back to users. The search results are more relevant, accurate and in-depth than those from a general search engine. We believe Vertical Search Technology is one of the best search engines in handheld DLDs. It can search across books, problem sets, encyclopedia, subjects and other resources.
•	In January 2010, we introduced NE350, a new KLD model with a unique two-in-one design. NE350 inherited all the technologies from previous generation and contains a pullout side-tray which contains a DLD insert. We also introduced NE5800 and NE6000 student laptops to the market. These student laptops feature enhanced vertical search technology, which enables students to explore knowledge from webpage databases, searchable subject databases, problem sets and sample examinations. They also include teaching videos from teachers in top schools in Beijing, covering nine subjects in parallel with school curricula.
Our competitive advantage in technology was key to our past success. We believe continuous advances in technology are key to the creation of new and improved content and the diversification of multiple distribution platforms, and are vital to retaining our competitive position. We intend to continue to focus a significant amount of our resources on our research and development effort. Currently, our research and development effort is focused on the following key areas:
•	Learning with fun: It aims to enable users to learn through entertainment. It increases users’ study interest and motivation through scenario simulation, games and interactive practice problem sets. Users can learn by online or off-line games, using handheld devices or internet. It provides users with a happy, easy and fun learning environment.
•	E-book: This technology will digitalize paper books, and hold thousands of books in a handheld device. Users can zoom in and out, click on pictures, text, titles and other elements to read, talk, make notes and search.

•	Semanteme-based processing: Semanteme-based processing can be the foundation of knowledge database. It stores the information in a network structure. When applied in teaching and learning and combined with database technology, semanteme-based processing technology can help the users to search and learn through induction, and measure their progress over time.
•	Inter-connectivity: With the advance of wireless technology, such as WIFI, GRPS, SG, it is believed that handheld learning devices will be connected to Internet wirelessly in the near future. In the next year or so, Noah will develop more learning devices and contents for Internet users, wirelessly or through LAN. Our Internet portal will become a center for our customers, providing learning subject search, book search, homework tutoring, study groups or communities, content updates and upgrades, student performance tracking and other services.
Our research and development expenses were RMB 52.7 million, RMB 56.3 million and RMB 52.7 million (US$ 7.8 million) for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.
Our Sales Network
We deliver our education content, products and services through an extensive physical network of approximately 8,500 points of sales and 2,000 download centers covering all provinces in China, except Tibet and Xinjiang, as of June 30, 2010. These points of sales and download centers consist of bookstores, Noah-branded stores, electronics chain stores, department stores and mall-based kiosks. We also have an online network of approximately 882,000 registered users as of June 30, 2010. Through our online network, we facilitate the downloading of our content and updates, offer a portion of our content for sale and provide other value-added services. In addition to China, we also distribute our content and products to Hong Kong, South Korea, Malaysia, Turkey and Vietnam.
We do not directly sell our products to our target consumers. We sell our products through third-party distributors in China, who in turn resell our products to sub-distributors. We have exclusive distribution arrangements with 33 provincial distributors across 26 provinces in China. In Guangzhou, Beijing, Shanghai, Xi’an, Nanjing, Sichuan Province and Heilongjiang Province where we have established branches, we have exclusive distribution arrangements with regional distributors within those provinces. Each of our provincial or regional distributors in turn may distribute our products within its designated region.
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
In the fiscal year ended June 30, 2010, we encountered disruptions in the implementation an initiative to realign our distribution channels and introduce new distributors. The disruptions arose from insufficient measures to ensure adequate distribution capability and capacity during the realignment process. The strategic realignment of our channel distribution network was intended to increase penetration in our target markets, enhance geographical reach, and maximize revenue opportunities. We are now focusing on maintaining the effectiveness of our distribution network, while simultaneously working with newly selected distributors to expand and optimize our network. In order to maintain relationships with both new and existing distributors, we now offer monthly meetings, which serve as a platform for idea generation and allow our management team to understand and address distributors’ issues and concerns. We have successfully retained working relationships with most of our legacy distributors and added new distributors to help penetrate our targeted market segments. As many of these new distributors evaluate the role and importance of our devices within their product portfolio in the coming quarters, we aim to achieve a high retention rate by fostering strong relationships with them.
Our nationwide sales network is supported by a team of approximately 399 sales personnel and 19 after-sales service centers. Our sales personnel are responsible for selecting the provincial level whole-sale vendors and supporting the sales effort by these vendors and their retailers. In addition, our sales team is responsible for ensuring that each one of our points of sale strictly adhere to our Noah-branded appearance and service requirements, including requirements on the use of our trademarks, our color schemes, commercial and product placements, content of brochures and advertisements and manner of servicing our customers and users.

Marketing and Brand Promotion
We have a large user base, having sold approximately 2.3 million DLDs as of June 30, 2010 since we launched our first DLD in March 2005. These users become our repeat customers and generate for us word-of-mouth referrals. As we expand our physical points of sales and download centers and our user base on our online network and mobile phone platform, we expect to increase our sales and our brand awareness.
We also employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract users, including the following:
Advertisements. We have advertising arrangements with many Chinese national and local consumer media outlets, including television stations, newspapers (including school newspapers), campus billboards and leading Internet portals. We have advertising arrangements with over 45 television channels to promote our Noah brand. We also have advertising arrangements with 22 Chinese national newspapers of magazines and 41 leading Internet portals to promote the Little New Star brand across China.
Seminars and Workshops. We frequently organize seminars and workshops for teachers to familiarize them with the content, the products we offer and to illustrate how our content and products can assist students with their learning. We also conduct extensive free information sessions to introduce our programs and products to potential users.
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
Charitable Events. We have sponsored youth and education related charitable events. We were the sole sponsor of the 2010 Spell Event contest in China, a global spelling competition for students learning English. We have donated to school systems in the poorer regions of Guizhou Province and regions affected by the 2008 and 2010 earthquakes. We plan to continue to participate in these and other events to build our image as an education-oriented company and a good corporate citizen.
Access Noah. In March 2006, we were chosen as the only interactive education content provider to partner with the National Centre for Education Technology in the Ministry of Education’s effort to experiment with digitally aided learning. Under the plan, we established 50 experimental Access Noah classes in five provinces across China, and results from all the experimental classes have shown an increase in student tests scores on many academic subjects. In January 2010, we completed the program and report the experimental results to the National Center for Education Technology.
Raw Material Supplies and Manufacturing Arrangements
We outsource the manufacturing of our DLDs, KLDs and E-dictionaries to original equipment manufacturers, or OEMs. We have developed collaborative relations with various OEMs, including Shenzhen Shanghua Electronic Co., Ltd., Shenzhen Jianwei Electronic Co., Ltd, Shenzhen Qianjing Electronic Co., Ltd., Shenzhen Jianhe New Technology Co., Ltd. and Shenzhen Jinbao Electronic Corporation Ltd. We believe we do not depend on any one OEM since we have maintained relations with a few OEM manufacturing sources.
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
Our key raw materials suppliers in the fiscal year 2010 included Dongguan Huihong Plastic Modeling Co. Ltd., Shenzhen Shenlian Circuit Electronic Co. Ltd., Shenzhen Lingda Electronic Technology Co. Ltd., Shenzhen Tian Zheng Da Electronic Co. Ltd., Shenzhen Beitai Display Technology Co. Ltd., Shenzhen Fu Chang Fa Circuit Electronic Co. Ltd., and Shenzhen Maoshuo Electronic Co. Ltd. We believe we do not depend on any one vendor since we have maintained multiple supply sources for each of our key raw materials.

Customer Support and Service
We offer toll-free telephone support for our users and potential customers from a call center staffed with four personnel. We also offer our vendors technical support and maintenance for our applications and hardware from our workshops or on-site at our vendors’ places of business. Our products are typically sold with a one-year warranty for product defects.
Competition
The interactive education content market in China is rapidly evolving and very competitive. Some of our competitors who were present when we entered the market in 2004 no longer operate in this field and others have lost their dominant positions. As defined by CCID Consulting, ELP refers to the handheld electronic learning products, including E-dictionary, digital learning machines and children’s learning devices. According to CCID Consulting, as of June 30, 2010, the top five companies accounted for approximately 76% of the ELP market. Also according to CCID Consulting, for the fiscal year 2010, we were ranked No. 1 by sales revenue and by sales volume for DLDs and E-dictionaries, and No. 2 for KLDs, among interactive education content providers that distribute content through ELPs in China. Our main competitors in the DLD and KLD markets include Guangdong Bubugao Electronic Industry Limited and Shanghai Ozing Digital Technology Limited. Our main competitors in the E-dictionaries market include Guangdong Bubugao Electronic Industry Limited and Global View Co., Ltd. We also compete indirectly with online education content providers, such as Beijing No. 4 Middle School Net and Hubei Province Huanggang Middle School Net, and providers of interactive education content through CD-ROMs such as Human Education & Technology Co., Ltd. and Guangdong Dongtian Culture Enterprise Co., Ltd. Competition in the interactive education content industry is primarily based on brand recognition, quality and breadth of content and products and innovation. While many of our competitors may have more financial and other resources than we do, we believe that our well-known “Noah” brand, our extensive collection of approximately 55,257 courseware titles, and our content development capability give us a competitive advantage over our competitors.
Our main competitors in the children’s English training market include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Our main competitors in the early childhood, primary and secondary education services market include ChinaCast Education Corporation and ChinaEdu Corporation.
Intellectual Property
Our “Noah,” “Little New Star” and “Wentai” brands and other intellectual property rights contribute to our competitive advantage in the interactive education content industry, English language training for children services and education services in China. As of the date of this annual report, we had a total of 31 registered trademarks and 49 trademarks pending registration in China, including “Noah,” “NP-iTECH” and “Little New Star.” We have registered our primary domain name www.noahedu.com and 29 additional domain names, including four domain names registered under the Little New Star Education Group, such as www.littlestar.com.cn and www.jmlittlestar.com.cn. As of the date of this annual report, we held 34 domestic patents, including six patents related to our NP-iTECH technology, and have 42 pending patent applications. We have also obtained copyright protections for our key proprietary software and teaching materials.
In order to develop and market new content and services, we are required to obtain licenses from third parties from time to time. For example, we currently have arrangements with domestic education content providers and publishers, such as The Commercial Press, Foreign Language Teaching and Research Press, Beijing Language and Culture University Press, Beijing Education Publishing House, Beijing Normal University Press, Shanghai Translation Publishing House, Shanghai Century Foreign Language Education Publishing House, Yilin Press, Shanghai Jiao Tong University Press, Shanghai Foreign Language Education Press, Jinan Xinghuo Memory Research Institute, and Shenzhen Education and Science Research Institute or their respective authorized local publishers, to develop and distribute localized versions of books or E-dictionaries in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.
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
Set forth below are the licenses relevant to our business:
•	Noah Zhi Yuan is required to obtain and has obtained approvals from competent education administrative authorities under the PRC Interim Provisions on the Administration of Education Website and Online School, for offering certain education content online.
•	Noah Zhi Yuan is required to obtain and has obtained a value-added telecommunications business license issued by the Ministry of Industry and Information Technology in accordance with the PRC Telecommunication Rules. This license is valid from May 15, 2009 to May 15, 2014.
•	Noah Zhi Yuan operates an electronic bulletin board service on the Internet, but no special administrative approvals have been required since July 9, 2010, when the PRC State Council promulgated a decision to repeal the previous special approval requirements.
•	Noah Zhi Yuan is required to obtain and has obtained an Internet culture license from the Ministry of Culture in accordance with the PRC Interim Provisions on the Administration of Internet Culture. This license is valid from January 2009 to January 2012.
•	Under the PRC Provisional Regulation on Administration of Internet Publication, Noah Zhi Yuan is required to obtain the approval from the General Administration of Press and Publication for any Internet publication activities. Noah Zhi Yuan’s application for this license was rejected in September 2008. Noah Zhi Yuan has submitted the application for this license with supplemental materials in October 2010, and the application is still pending as of the date of this annual report.
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

The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. These regulations and rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, particularly in the areas of higher education and vocational training. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Permits for Chinese-foreign Cooperation in Operating Schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We currently operate English training centers through a wholly foreign owned enterprise, Animation Digital, which we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. We also operate and manage kindergartens through Animation Digital, Wentai Education and Wentai Investment, and operates and manages primary and secondary schools through our consolidated affiliated entity, Wentai Investment, over which our 70%-owned subsidiary Wentai Education has effective control through contractual arrangements. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our English training centers, kindergartens and primary and secondary schools are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by a PRC-registered domestic entity. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of English training centers, kindergartens and primary and secondary schools until we obtain the necessary permits. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that we do not have the requisite licenses or permits to provide English training services and education services, we may have to cease the operations of English training centers, kindergartens and schools and suffer a setback to our growth strategy.”
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
Animation Digital has been engaging in franchise operations since 2003. After our acquisition of the Little New Star Education Group, Animation Digital became a foreign-invested commercial enterprise. To open a franchised training center, Animation Digital must either have completed the joint annual examination for a foreign-invested enterprise and must have fully paid up its registered capital or must have franchised a third party to open the store, subject to governmental approval.
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
According to the Regulations, franchisors engaging in franchise operations (i) must have a mature business model and the ability to provide continuous operational guidance, technical support and business training, and (ii) must have at least two directly operated stores that have been in operation for more than one year. For enterprises engaging in the franchise operations before the promulgation of the Regulations, like Animation Digital, (ii) in the preceding sentence is not applicable.

According to the Regulations, within 15 days from execution of the first franchise contract, franchisors must file the contract with the Ministry of Commerce or its counterparts.
Animation Digital filed our franchise contracts with the Ministry of Commerce via the electronic registration system of the Ministry of Commerce on September 18, 2008.
Under the Regulations, a franchisor is required to provide to prospective franchisees, at least 30 days before the execution of any franchise agreement, a copy of the franchise agreement and a written document containing certain specified information relating to the franchise operation.
Regulations on Foreign Currency Exchange
Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 2008 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.
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

Regulations on Dividend Distribution
The principal regulations governing dividend distributions by wholly foreign owned enterprises include:
•	The Wholly Foreign Owned Enterprise Law (1986), as amended;
•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;
Under these regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.
Regulation on Overseas Listing
On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was partially revised by Ministry of Commerce on June 22, 2009. The new regulations require, among other things, that offshore SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies controlled by PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.
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
Regulations on Shareholder Loans
A shareholder loan made by foreign investors as shareholders to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, is considered foreign debt, which is subject to a number of PRC laws and regulations, including the Foreign Exchange Control Regulation which was promulgated in 1997 and revised in 2008, the Interim Measures on Foreign Debt of 2003, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its Implementing Rules of 1998, the Administration of the Settlement, Sale and Payment of Foreign Exchange Provision of 1996. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. Under these regulations, in connection with foreign debt registration, it is required that the registered capital of the related foreign investment entity is fully paid up in accordance with the investment contract or its articles of association. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
Regulations on Copyright
Under the PRC Copyright Law, the Regulation on the Implementation of the PRC Copyright Law, and the PRC Measures for the Administrative Protection of Internet Copyright, promulgated by the National Copyright Administration jointly with the Ministry of Information Industry in 2005, generally, copyright is protected for 50 years from the date of first publication of the work. A non-copyright holder may use another author’s work in accordance with licensing agreements agreed with the copyright holder.

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
C. Organizational Structure
We conduct our business operations in China through our subsidiaries in China, as well as through our contractual arrangements with an affiliated entity and its shareholders.
Our significant subsidiaries, as of the date of this annual report, include:
•	Global Ring Limited, or Global Ring;
•	Well Profit Creation Limited;
•	Bright Sound Limited;
•	Win Bright Creation Limited;
•	Noah Education Development (Chengdu) Co., Ltd.;
•	Chengdu Shidai Noah Education Software Co. Ltd., or Chengdu Shidai;
•	Chengdu Zhiyuan Noah Education Technology Co. Ltd., or Chengdu Zhiyuan;
•	Chengdu Innovative Noah Electronic Co., Ltd.;
•	Chengdu Shidai Noah Information Technology Co. Ltd.;
•	Innovative Noah Electronic (Shenzhen) Co., Ltd., or Innovative Noah;
•	Noah Education Technology (Shenzhen) Co., Ltd., or Noah Education;
•	Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education
•	Shenzhen New Noah Education Investment Development Co., Ltd.;
•	New Noah Technology (Shenzhen) Co., Ltd., or New Noah;
•	Bright Sound Electronic Technology (Shenzhen) Co., Ltd., or Bright Sound;
•	Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital;
•	Changsha High-Tech Development Zone Xinya Co., Ltd.; and
•	Changsha Little New Star Stationery Development Co., Ltd.

The affiliated entities, on which we rely to carry out certain of our operations in China, include:
•	Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan.;
•	Changsha Leisen Education Software Co. Ltd.
•	Shenzhen Wentai Investment Co., Ltd. or Wentai Investment; and
•	Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation Education
The following diagram illustrates our corporate structure as of the date of this annual report.

NOAH EDUCATION HOLDINGS LTD.
(Cayman Islands)
100%
Well Profit Creation Limited (Hong Kong)
100%
Bright Sound Limited (British Virgin Islands)
100%
Global Ring Limited (Hong Kong)
100%
Win Bright Creation Limited (Hong Kong)
Offshore
Onshore PRC
100%
Noah Education Development (Chengdu) Co., Ltd.
100%
Innovative Noah Electronic (Shenzhen) Co., Ltd.
100%
Noah Education Technology (Shenzhen) Co., Ltd.
100%
New Noah Technology (Shenzhen) Co., Ltd.
100%
Bright Sound Electronic Technology (Shenzhen) Co., Ltd.
100%
Changsha Little New Star Animation Digital Technology Co., Ltd.
100%
Chengdu Shidai Noah Education Software Co., Ltd.
100%
Chengdu Innovative Noah Electronic Co., Ltd.
100%
Chengdu Zhiyuan Noah Education Technology Co., Ltd.
100%
Chengdu Shidai Noah Information Technology Co., Ltd.
(1)
Shenzhen Zhi Yuan Noah Internet Co., Ltd.
100%
Changsha Leiseng Education Software Co., Ltd.
100%
Shenzhen New Noah Education Investment Development Co., Ltd.
100%
3 Schools (3)
100%
Beijing Noah Zhi Yuan Education Consulting Co., Ltd.
100%
1 School (4)
70%
Shenzhen Wentai Education Industry Development Co., Ltd.
(2)
Shenzhen Wentai Investment Co., Ltd.
100%
2 Kindergartens (5)
67%
Guangzhou Zhongda Foundation Education Investment Management Co., Ltd.
100%
1 Secondary School (6)
100%
2 Secondary Schools
1 Primary Schools
4 Kindergartens (7)
100%
4 Schools (8)
100%
Changsha High-Tech Development Zone Xingya Electronic Technology Co., Ltd.
100%
Changsha Little New Star Stationery Development Co., Ltd.
100%
2 Kindergartens (9)

(1)	Noah Education Technology (Shenzhen) Co., Ltd. has entered into contractual arrangements with Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan, and Dong Xu and Benguo Tang, the only shareholders of Noah Zhi Yuan, to obtain effective control over the operation of Shenzhen Zhi Yuan. Dong Xu and Benguo Tang are our founders and Mr. Xu is also our chairman and chief executive officer. Contractual arrangements consist of an equity pledge agreement, an option agreement, a loan agreement, a power of attorney, a software development and maintenance agreement, an exclusive technology supporting and consulting service agreement and a content providing agreement.

(2)	Shenzhen Wentai Education Industry Development Co., Ltd. has entered into contractual arrangements with Shenzhen Wentai Investment Co., Ltd., or Wentai Investment, and Dong Xu and Qicai Du, the only shareholders of Wentai Investment, to obtain effective control over the operation of Wentai Investment. Contractual arrangements consist of an equity pledge agreement, an option agreement, a loan agreement, an operation and management agreement, service agreements and powers of attorney.

(3)	Comprise Chengdu New Noah School, Beijing Haidian New Noah School and Chongqing New Noah School. In August 2008, we transferred our equity interest in Beijing Haidian New Noah School to Jierui School. We are in the process of changing the registration with the PRC government authorities.

(4)	Represents Beijing Xicheng New Noah School. In August 2008, we transferred our equity interest in Beijng Xicheng New Noah School to Jierui School. We are in the process of changing the registration with the PRC government authorities.

(5)	Comprise Huizhou Foreign Language Kindergarten and Shenzhen Nanshan District Chunmiao Kindergarten.

(6)	Represents Huizhou Foreign Language School.

(7)	The two secondary schools are Foshan Nanhai District Zhongshan University Foreign Language School and Dongguan Zhongda Foreign Language School. The primary school is Guangzhou Baiyun District Zhongda Lanshan Foreign Language Primary School. The four kindergartens are Foshan Nanhai District Zhongshan University Foreign Language Kindergarten, Foshan Nanhai District Zhongda Siji Huacheng Foreign Language Kindergarten, Guangzhou Baiyun District Zhongda Lanshan Foreign Language Kindergarten and Guangzhou Luogang District Zhongda Vake City (International) Kindergarten.

(8)	Comprise Shanxi Datong Little New Star Foreign Language School, Changsha Tianxin District Little New Star School, Changsha Tianxin District New Star English Training School and Xiangtan Yuetang District Little New Star English School.

(9)	Comprise Changsha Furong District Nan Ming Yuan Little New Star Kindergarten and Changsha Mei Lin Shui Jun Kindergarten.
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
We expect to continue to depend on Noah Zhi Yuan to operate our online business unless and until we are permitted under PRC laws and regulations to directly own and operate Internet-related businesses without constraints.
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
Loan Agreement. Pursuant to the loan agreement and its supplemental agreement between Noah Education and the shareholders of Noah Zhi Yuan, Noah Education agreed to grant a loan of RMB 10 million at zero interest to the shareholders for their investment in the share capital of Noah Zhi Yuan. The shareholders agreed to repay the loan upon the receipt of the repayment notification of Noah Education at any time. The loan can be repaid only with the proceeds from sale of the shareholder’s equity interest in Noah Zhi Yuan to Noah Education.
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
Contractual Arrangements with Wentai Investment and Its Shareholders
Our relationships with Wentai Investment and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Wentai Investment and Wentai Education is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Wentai Investment and Wentai Education, Wentai Investment does not transfer any other funds generated from its operations to Wentai Education.
Agreements that Provide Effective Control over Wentai Investment
Equity Pledge Agreement. Pursuant to the equity pledge agreement dated April 23, 2010 between Wentai Education and the shareholders of Wentai Investment, namely Mr. Dong Xu and Mr. Qicai Du, each shareholder pledged all of his equity interest in Wentai Investment to Wentai Education to guarantee the performance of service agreements by Wentai Investment and its schools that they had entered into with Wentai Education. Separately, Wentai Education has entered into an equity pledge agreement with Wentai Investment on April 23, 2010, pursuant to which Wentai Investment pledged all of its 67% equity interest in Zhongda Foundation to Wentai Education for the same purpose. If Wentai Investment or any of its shareholders breaches its respective contractual obligations under the equity pledge agreements, Wentai Education, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Wentai Investment and its shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhongda Foundation and Wentai Investment, respectively, without the prior written consent of Wentai Education.
Option Agreement. Under the option agreement dated April 23, 2010 between the shareholders of Wentai Investment and Wentai Education, the shareholders of Wentai Investment irrevocably granted Wentai Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Wentai Investment within 20 years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Wentai Investment is RMB 30 million.
Loan Agreement. Pursuant to the loan agreement between dated March 12, 2010 Wentai Education and the shareholders of Wentai Investment, Wentai Education agreed to lend RMB 21 million (US$ 3.1 million) to Mr. Dong Xu and RMB 9 million (US$ 1.3 million) to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from sale of the equity interests in Wentai Investment to Wentai Education.
Operation and Management Agreement. Pursuant to the operation and management agreement dated April 23, 2010 among Wentai Education, Wentai Investment and the shareholders of Wentai Investment, Mr. Dong Xu and Mr. Qicai Du, Wentai Education will provide policy directions and instructions on Wentai Investment’s daily operations and financial management. The shareholders of Wentai Investment must designate the candidates recommended by Wentai Education as their representatives on Wentai Investment’s board of directors, and Wentai Investment must appoint such candidates. Wentai Investment must also appoint any candidate nominated by Wentai Education to be its senior executive. In addition, Wentai Education agrees to guarantee Wentai Investment’s performance under any business agreements or arrangements with any third party. Moreover, Wentai Investment agrees that without the prior consent of Wentai Education, Wentai Investment will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Wentai Investment and Zhongda Foundation, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement is twenty years from the date thereof.
Power of Attorney. Mr. Dong Xu and Mr. Qicai Du, the only shareholders of Wentai Investment, have each executed a power of attorney to any person designated by Wentai Education to authorize such person to vote as his attorney-in-fact on all of the matters of Wentai Investment requiring shareholder approval. The term of each of these powers of attorney is twenty years from the date thereof.
Agreements that Transfer Economic Benefits to Us
Service Agreement. Pursuant to the service agreement dated October 28, 2010 between Wentai Education and Wentai Investment, Wentai Investment agreed to pay Wentai Education an annual service fee of 95% of its annual net income. Pursuant to service agreements between Wentai Education and schools held by Wentai Investment or Zhongda Foundation Education, each of the schools agreed to pay Wentai Education an annual service fee of 17% of its total annual revenues. Wentai Investment and these schools irrevocably and exclusively retain Wentai Education as their provider of support and advisory services on education management. Any intellectual property developed during the performance of the agreements remain the property of Wentai Education. The term of the service agreements is 20 years from the date thereof.
D. Property, Plant and Equipment
Our headquarters are located in Shenzhen, Guangdong Province, China, where we own approximately 1,500 square meters of office space. As of June 30, 2010, our offices in six cities in China, namely Shanghai, Beijing, Chengdu, Guangzhou, Nanjing and Harbin, occupied an aggregate of approximately 3,200 square meters of leased space. We also own approximately 17,756.26 square meters of premises in Chengdu Hi-tech Industrial Development Zone for research use.
The Little New Star Education Group owns approximately 2,594 square meters of office and classroom space in Changsha, Hunan Province. As of June 30, 2010, the Little New Star Education Group leased an aggregate over 12,100 square meters of office and classroom space in Changsha, Datong and Xiangtan.
Wentai Education and Wentai Investment own approximately 4,100 square meters of office and dormitory space in Shenzhen and Dongguan. As of June 30, 2010, Wentai Education and Wentai Investment leased an aggregate of over 85,385 square meters of office, classroom and dormitory space in Dongguan, Huizhou, Foshan, Guangzhou and Shenzhen.
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
A. Operating Results
Overview
Our net revenue was RMB 651.9 million, RMB 671.1 million and RMB 680.3 million (US$ 100.3 million) in the fiscal years ended June 30, 2008, 2009 and 2010, respectively. Our net income was RMB 144.2 million, RMB 97.0 million and RMB 5.7 million (US$ 0.8 million) in the fiscal years ended June 30, 2008, 2009 and 2010, respectively. In the same periods, our net income attributable to ordinary shareholders was RMB 143.8 million, RMB 97.0 million and RMB 5.7 million (US$ 0.8 million), respectively.

According to CCID Consulting, for the fiscal year 2010, we were ranked No. 1 by sales revenue and by sales volume of DLDs and E-dictionaries, and No. 2 by the same parameters for KLDs among interactive education content providers that distribute content through ELPs in China. We kept our leading market position as of June 30, 2010.
Our business is driven by demand from our target users, school children between the ages of 5 and 19, who numbered over 267 million in China in 2008, according to the China Statistical Yearbook (2009). Our revenue and profitability are affected by changes in our product mix and services rendered to meet this demand. We must continually develop and market innovative delivery platforms and offer a broad portfolio of quality content to differentiate our products from our competition. Branding is critical to boosting sales and we need to invest substantial efforts in sales and marketing.
Acquisitions
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which was mainly comprised of Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB 53.0 million (US$ 7.8 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. As of the date of this annual report, we have paid RMB 43.0 million (US$ 6.3 million). We will make the remaining payment of up to RMB 10.0 million (US$ 1.5 million) in 2011.
As of the date of this annual report, the Little New Star Group operates a nationwide training network, which consists of 20 directly-owned training centers in Changsha, Datong and Xiangtan and over 700 franchised training centers across China and provides English training to children. As of June 30, 2010, the Little New Star Education Group has approximately 979,600 student enrollments, including approximately 20,700 student enrollments in directly-owned training centers and approximately 958,900 student enrollments in franchised training centers. The professional teaching team in directly-owned training centers consisted of approximately 100 teachers.
In March, April and June 2010, our wholly-owned subsidiary, Noah Education, entered into a series of agreements to acquire Wentai Education. In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education through a series of transactions, including the acquisition of a 40% equity interest in Wentai Education for a total consideration of RMB 36.0 million, as well as contribution of RMB 30.0 million to Wentai Education’s registered capital and contribution of RMB 60.0 million to Wentai Education’s capital reserves for an additional 30% equity interest. As of the date of this annual report, we have paid RMB 25.0 million (US$ 3.7 million) to Wentai Education’s former shareholders and have contributed RMB 90.0 million (US$ 13.3 million) to Wentai Education’s capital. We will pay the remaining consideration of RMB 11.0 million (US$ 1.6 million) in 2011.
Factors Affecting Our Results of Operations
Market Demand
In 1986, the PRC government began requiring each child to have at least nine years of compulsory formal education. Chinese culture’s emphasis on education and the PRC government’s one-child policy have generally resulted in Chinese families investing a substantial amount of their financial resources in their only child’s education. According to a report published by Sohu.com in January 2010, demand for kindergarten and primary education has experienced a sharp rise. Approximately 46% of the respondents said that they would send their children into private schools, while less than 20% of the respondents have totally ruled out private schools. Expenditure on pre-school and primary education has become a major household spending category in China. The report shows that over half of the families surveyed spend over RMB 500 per month on pre-school education, and approximately 25% of families spend an average of over RMB 1,000. With respect to children studying in primary and secondary schools, family spending on after-school classes increases as children advance in formal schooling. Approximately 40% of families spending on after-school classes spend an average of over RMB 1,000 on those classes compared to 26% spending RMB 500 to 1,000 and 13% spending less than RMB 200. With increases in Chinese household disposable income, consumer products such as DLDs have become more affordable. First introduced in 2003, DLDs have become the main platform for interactive learning in the Chinese market. Although the DLDs market is verging on saturation, we believe DLDs will remain profitable because they are highly interactive and engaging, and are customizable according to different needs of study contents, pace and sequence. DLD sales in China grew at a compound annual growth rate, or CAGR, of 41.7% from 2004 to 2006, according to CCID Consulting, which projects sales in the DLD market in China to grow at a CAGR of 20.9% from 2006 to 2009. Our DLD sales decreased in fiscal 2010 because customers shifted to other electronic learning products such as KLDs and student laptops. However, we believe that the demand for DLDs will continue to grow, but in order to compete successfully in the market, we will have to keep up with diversifying our DLD products as technology advances.
Product Mix, Content Offering and Services Rendered
We commenced business in 1999 focusing on the design, production and distribution of translation devices. We were incorporated in April 2004. Since then, we have developed over 23 models of E-dictionaries and have sold over 3.0 million units of E-dictionaries. In July 2004, we substantially completed our reorganization and began focusing on developing and delivering interactive education content. We sold our first DLD in March 2005 and have since developed over 30 different DLD models, and sold approximately 2.3 million DLD units as of June 30, 2010. Since fiscal 2005, we have derived most of our revenue from the sale of DLDs and E-dictionaries. In August 2008, we introduced KLD products to the market. The KLDs were developed to address and deepen penetration into the five-to-nine year old target market, with age-appropriate and user-friendly content and interfaces. As of June 30, 2010, we have sold over 954,000 KLD units. We expect the sales of new products will be the key growth driver in our ELP business. As we continue our focus on developing multimedia education content and diversifying our delivery platforms, we expect sales from E-dictionaries to constitute a decreasing percentage of our revenue. We will continue to derive a majority of our revenues from the sales of DLDs and KLDs in the near future.
In addition, as electronic products generally have relatively short life cycles during which the average selling prices may decrease over time, we must continually develop and introduce new products with enhanced features to meet market demand and alleviate the pricing pressure on products that are entering the mature phase of their life cycles. For example, we introduced our color series of DLDs in May 2006 to meet market demand for greater interactive and more sophisticated multimedia features, as the average selling prices of our black-and-white DLDs were falling because of rising consumers’ expectations. In January 2008, we launched a new generation of DLDs with graphic calculator to enhance the effectiveness of our products in assisting the learning of mathematics. In July 2009, we introduced DLDs with cell phone functions to the market. In January 2010, we introduced to the market a new model of KLD that may be upgraded into DLD. At the same time, we introduced our first student laptop with enhanced searchable function and larger repertoire.
Demand for and the price at which our products can retail also depend significantly on the variety, breadth and quality of our content offerings. As of June 30, 2010, we had developed a collection of more than 55,257 courseware titles, each of which corresponds to a chapter of a printed textbook or a topic covered by a textbook. We believe that the ability to provide our target consumers access to a vast library of content is key to generating more sales and at a higher price compared to the products of our competitors.
In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group. The Little New Star Group provides English language training services to children through its 20 directly-owned training centers and over 700 franchised training centers across China. In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. Wentai Education operates and manages two kindergartens. Wentai Investment, our consolidated affiliated entity, directly operates and manages one secondary school and operates and manages four kindergartens, one primary school and three secondary schools through its 67%-owned subsidiary, Zhongda Foundation Education, in five cities in Guangdong Province. Wentai Education and Wentai Investment have approximately 580 teachers and staff and had a total student enrollment of over 5,000 in 2009. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

Branding
Branding and corporate reputation have become critical to the success of our products in a highly competitive consumer market. For example, our growth is impacted by substantial investment in sales and marketing efforts. We spend a substantial amount on advertising our brands and products, which amounted to RMB 103.4 million, RMB 84.3 million and RMB 78.6 million (US$ 11.6 million) in the fiscal year ended June 30, 2008, 2009 and 2010, respectively, as we embarked on an aggressive promotional campaign that included airing commercials on China’s prime-time television. We expect our revenue to continue to be driven significantly by our spending on advertising, and accordingly expect to incur substantial amount of sales and marketing expenses as we grow our business and develop, maintain and enhance our brand image and recognition.
Seasonality
Sales for our ELPs are typically higher around the first and third calendar quarters, corresponding with the end and beginning of school semesters in China. Timing of new product introductions also impacts net revenues in a particular quarter. Enrollments in our English training courses tend to peak during summer and winter semester breaks, which occur in the third and the first calendar quarters, respectively. On the contrary, our kindergartens, primary and secondary schools operate throughout the year except for the summer and winter breaks.
Economic Environment
As a result of the economic downturn in China and internationally that started in 2008, overall consumer spending may have declined in China. While we expect the sales of our ELPs to continue to grow, we are cautious about our sales in the near term. We therefore believe the after-school and private education market has the potential to grow significantly in the long-term.
Our Results of Operations
Net Revenue, Cost of Revenue and Gross Profit
The following table sets forth our net revenue, cost of revenue and gross profit for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
		2008 to		2009 to
		2009		2010
		Percentage		Percentage
	2008	change	2009	change	2010
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Net revenue	651,935	2.9	671,146	1.4	680,288	100,315
Cost of revenue	(318,788)	2.4	(326,401)	13.0	(368,754)	(54,376)

Gross profit	333,147	3.5	344,745	(9.6)	311,534	45,939

The following table sets forth our net revenue, cost of revenue and gross profit, as a percentage of net revenue, for the periods indicated.

	Year Ended
	June 30,
	2008	2009	2010
	(%)	(%)	(%)
Net revenue	100.0	100.0	100.0
Cost of revenue	48.9	48.6	54.2

Gross profit	51.1	51.4	45.8

The table below sets forth the revenue from the product groups in the periods indicated.

	Year Ended June 30,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)

Electronic learning products	644,957	664,746	639,136	94,247
Prepaid premium cards	1,252	175	—	—
Software	3,864	1,517	—	—
School	1,862	4,708	1,255	185

Little New Star	—	—	39,898	5,883

Total Revenue	651,935	671,146	680,288	100,315
The table below sets forth our net revenue from the sale of ELPs in the periods indicated.

	Year Ended June 30,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)

DLDs	515,314	380,139	238,834	35,218
KLDs	—	156,422	278,709	41,098
E-dictionaries	129,643	128,185	121,594	17,930
The table below sets forth the number of units of ELPs we sold in the periods indicated.

	Year Ended June 30,
	2008	2009	2010
DLDs	589,016	506,017	337,071
KLDs	—	376,324	563,986
E-dictionaries	630,241	720,119	567,737
Net Revenue. Our net revenue represents the invoiced value of our products sold and services rendered, net of value added taxes, or VAT, sales returns, sales discounts and business taxes. We are subject to VAT, which is levied on most of our products at a rate of 17% on the invoiced value of our products and is levied on course materials sold by the Little New Star Group at a rate of 13% on the invoiced value. We are also subject to business tax, which is levied on services rendered by the Little New Star Group at a rate of 3% on the invoiced value and is levied on our other services at a rate of 5% on the invoiced value. Set forth below are the sales discounts and sales returns of our products sold, in absolute amount and as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2008		2009		2010
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in thousands, except for percentages)
Sales discounts	39,384	6.0	58,387	8.7	47,137	6.9%
Sales returns	1,450	0.2	3,702	0.6	22,104	3.2%
Net revenue	651,935	100.0	671,146	100.0	680,288	100.0
Net revenue increased by 1.4% from RMB 671.1 million in the fiscal year ended June 30, 2009 to RMB 680.3 million (US$ 100.3 million) in the fiscal year ended June 30, 2010. The increase was primarily due to revenue contribution from the English training for children business under the Little New Star brand, which amounted to RMB 39.9 million (US$ 5.9 million) in fiscal 2010. Net revenue from the traditional ELP business was RMB 640.4 million (US$ 94.4 million) in fiscal 2010, representing a decrease of 4.6% from fiscal 2009. We sold 337,071 DLDs in the fiscal year ended June 30, 2010, a decrease of 33.4% from 506,017 DLDs sold in the fiscal year ended June 30, 2009. The average selling price of DLDs also decreased by 6.4% due to industry-wide introduction and promotion of other electronic learning products, such as KLDs and student laptops, and increasingly intense peer competition. In fiscal 2010, we sold 563,986 KLDs, an increase of 49.9% from 376,324 KLDs sold in fiscal 2009. The average selling price of KLDs increased by 17.7% due to the introduction of higher-priced KLDs to the market. We sold approximately 567,737 units of E-dictionaries in the fiscal year ended June 30, 2010 compared to approximately 720,119 sold in the fiscal year ended June 30, 2009. The average selling price for E-dictionaries also increased by approximately 16.8% in the fiscal year ended June 30, 2010 due to the introduction of higher-priced products.

Net revenue increased by 2.9% from RMB 651.9 million in the fiscal year ended June 30, 2008 to RMB 671.1 million in the fiscal year ended June 30, 2009. The increase was primarily due to increase in the sales of KLDs and was partially offset by the decrease in the sales of DLDs. As of June 30, 2009, we have sold 376,324 units of KLDs since its inception in August 2008. We sold approximately 506,017 DLDs in the fiscal year ended June 30, 2009, a decrease of 14.1% from approximately 589,016 DLDs sold in the fiscal year ended June 30, 2008. The average selling price of DLDs also decreased by 11.9%, due to the price competition as customers became increasingly price-sensitive during the financial downturn. We sold approximately 720,119 units of E-dictionaries in the fiscal year ended June 30, 2009 compared to approximately 630,241 sold in the fiscal year ended June 30, 2008. As the average selling price for E-dictionaries decreased by 11.2% in the fiscal year ended June 30, 2009, sales of E-dictionaries slightly decreased.
The decrease in DLD sales in the periods discussed above was primarily attributable to the industry-wide introduction and promotion of other electronic learning products, such as KLDs and student laptops, and the increasingly intense peer competition. The decrease in DLD sales in fiscal 2010 was also due to disruptions in the implementation of initiative on distribution channel realignment. We anticipate that sales of DLDs will continue to decrease. To stabilize the sales of DLDs, we focus on providing more interactive learning materials to cover a wider range of age groups and increase our market share. Due to our strong marketing efforts, rich content offerings and innovative interactive product features, we successfully launched our KLD products and student laptops, which are well received by the market and customers. We believe that new products will continue to be the key growth driver for our ELP business in the near future. The decrease in E-dictionary sales in the periods discussed above was primarily due to product substitution as many DLDs also contain dictionary content and the intense price competition. As we shift our focus to developing multimedia education content and diversifying our delivery platforms to capture market opportunities and grow our market share, we anticipate E-dictionary sales to constitute a decreasing percentage of our revenues.
Cost of Revenue. Cost of revenue consists primarily of material costs, sub-contracting fees for outsourcing the production of our ELPs, in-house production costs, share-based compensation, depreciation and maintenance costs for servers and related equipment, and other operating expenses that are directly attributable to rendering of our operations. Cost of revenue increased by 13.0% from the fiscal year ended June 30, 2009 to the same period in June 30, 2010 primarily due to the cost of revenue from the English training for children business of RMB 18.5 million (US$2.7 million), which was not present in fiscal 2009, an increase of RMB 28.1 million (US$ 4.1 million) in cost of raw materials, an increase of RMB 7.5 million (US$ 1.1 million) in write-down charge for obsolete inventory and an increase of RMB 1.6 million (US$ 0.2 million) in copyright licensing fee. The 2.4% increase in cost of revenue in the fiscal year ended June 30, 2009 compared to the same period in 2008 was primarily attributable to increases in material costs, subcontracting fees and in-house production costs.

Operating Expenses
The following table sets forth our operating expenses for the periods indicated and the amount and percentage change between periods.

	Year Ended June 30,
		2008 to		2009 to
		2009		2010
		Percentage		Percentage
	2008	change	2009	change	2010
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Research and development expenses	52,667	6.9	56,302	(6.3)	52,731	7,776
Sales and marketing expenses	197,430	6.7	210,693	4.2	219,495	32,367
General and administrative expenses	44,260	32.2	58,499	56.9	91,774	13,533
Other operating expenses	3,132	(94.9)	158	1,816.5	3,028	447

Total operating expenses	297,489	9.5	325,652	12.7	367,028	54,122

Research and Development Expenses. Research and development expenses consist primarily of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment and R&D material costs. The 6.3% decrease in R&D expenses in the fiscal year ended June 30, 2010 compared to the same period in 2009 was primarily due to a decrease in third party software development cost, new product modeling, and office rental. The 6.9% increase in R&D expenses in the fiscal year ended June 30, 2009 compared to the same period in 2008 was primarily attributable to increases in remuneration for R&D staff and tooling costs in relation to new products development.
Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising costs, remuneration for staff involved in selling and marketing efforts, depreciation, share-based compensation and travel and entertainment expenses. The 4.2% increase in sales and marketing expenses in the fiscal year ended June 30, 2010 included a RMB 3.4 million (US$ 0.5 million) from the English training to children services, which was not present in fiscal 2009, and a RMB 5.4 million (US$ 0.8 million) increase from the ELP business, which was mainly due to an increase in expenses relating to products upgrading, promotional expense, and travel expenses which was offset by a decrease in staff cost and entertainment expenses. As a percentage of net revenue, sales and marketing expenses increased to 32.3% in the fiscal year ended June 30, 2010 from 31.4% in the same period in 2009, due to the increased marketing fees and expenses resulting from the increased level of competition. The 6.7% increase in sales and marketing expenses in the fiscal year ended June 30, 2009 compared to the same period in 2008 was primarily attributable to an increase in the expenses to promote new KLD products, higher staff costs and an increase in business travel expenses, partially offset by the decrease in share-based compensation expense. As a percentage of net revenue, sales and marketing expenses increased to 31.4% in the fiscal year ended June 30, 2009 from 30.3% in the same period in 2008, due to the increased marketing fees and expenses resulting from the increased level of competition and the time lag between our marketing efforts and any increase in sales as a result of the efforts.
General and Administrative Expenses. General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses, depreciation and bad debt expenses. The 56.9% increase in general and administrative expenses in the fiscal year ended June 30, 2010 compared to the same period in 2009 was primarily due to the RMB 7.2 million (US$ 1.1 million) attributable to the English training to children business, which was not present in fiscal 2009, an increase of RMB 26.2 million (US$ 3.9 million) attributable to the ELP business, which mainly includes an increase of RMB 19.3 million (US$ 2.8 million) in bad debt provision, an increase in staff cost, depreciation cost, and an increase in professional fees relating to our merger and acquisition initiatives. General and administrative expenses increased by 32.2% in the fiscal year ended June 30, 2009 from the same period in 2008, due to an increase in legal, consulting and other professional service fees incurred for updating Enterprise Resource Planning (ERP) and other internal management systems and consultation service of Sarbanes-Oxley Act compliance.
Other Operating Expenses. Other operating expenses in the fiscal year ended June 30, 2010 consist primarily of one-time penalty of approximately RMB 2.5 million (US$ 0.4 million) paid to the local government due to the failure of one of our PRC subsidiaries to comply with the capital use requirements. Other operating expenses in the fiscal year ended June 30, 2009 consist primarily of share cancellation fees for those shares bought back under our share repurchase plan. Other operating expenses in the fiscal year ended June 30, 2008 consist primarily of a RMB 3.0 million donation to the Sichuan earthquake relief effort.

Other Income Statement Items and Net Income
The following table sets forth other income statement items and net income for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
		2008 to		2009 to
		2009		2010
		Percentage		Percentage
	2008	change	2009	change	2010
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Net revenue	651,935	2.9	671,146	1.4	680,288	100,315

Gross profit	333,147	3.5	344,745	(9.6)	311,534	45,939
Total operating expenses	(297,489)	9.5	(325,652)	12.7	(367,028)	(54,122)

Other operating income	44,101	3.3	45,576	(8.7)	41,629	6,139

Operating income (loss)	79,759	(18.9)	64,669	(121.4)	(13,865)	(2,045)
Derivative (loss) gain	(1,868)	410.9	5,807	*	—	—
Interest income	13,644	(61.1)	5,308	72.1	9,134	1,347
Investment income	11,057	38.0	15,257	(81.5)	2,824	416
Other non-operating income	42,708	(85.5)	6,204	(3.9)	5,962	879

Income before income taxes	145,300	(33.1)	97,245	(95.8)	4,055	598
Income tax (expenses) credit	(1,101)	(76.9)	(255)	(729.4)	1,605	237

Net income	144,199	(32.7)	96,990	(94.2)	5,660	835

*	Not meaningful
The following table sets forth other income statement items and net income as a percentage of net revenue for the periods indicated.

	Year Ended
	June 30,
	2008	2009	2010
	(%)	(%)	(%)
Net revenue	100.0	100.0	100.0

Gross profit	51.1	51.4	45.8
Total operating expenses	45.6	48.5	54.0

Other operating income	6.7	6.8	6.1

Operating income (loss)	12.2	9.6	(2.0)
Derivative gain (loss)	(0.3)	0.9	—
Interest income	2.1	0.8	1.3
Investment income	1.7	2.3	0.4
Other non-operating income	6.6	0.9	0.9
Income before income taxes	22.3	14.5	0.6
Income tax (expenses) credit	0.2	*	0.2

Net income	22.1	14.5	0.8

*	Less than 0.1%

Other Operating Income (Loss). Other operating income primarily consists of government subsidies in the form of value added tax refunds for encouraging development in the software industry. We record these subsidies as other operating income when all conditions to qualify for the receipt of the subsidies are met. Other operating income also includes sales of miscellaneous accessories and the write-off of old advances from customers. Other operating income decreased by 8.7% in the fiscal year ended June 30, 2010 from 2009 primarily because of a decrease in value added tax refunds caused by a drop in software sales of ELPs. Other operating income increased 3.3% in the fiscal year ended June 30, 2009 from 2008 primarily because of the increase in value added tax refunds resulting from increased sales of DLDs.
Derivative Gain (Loss). Derivative gain or loss in fiscal 2009 and fiscal 2008 primarily consisted of change in the fair market value of the warrants we issued. The warrants expired in April 2009.
Interest Income. Interest income represents interest income from our bank deposits. The 72.1% increase in interest income in the fiscal year ended June 30, 2010 was primarily due to an increase in bank deposit as we put more cash in short-term deposits. Interest income decreased 61.1% in the fiscal year ended June 30, 2009 from the fiscal year ended June 30, 2008, mainly due to the decreased average cash and cash equivalent and a decrease in interest rate. The increase in interest income in the fiscal year ended June 30, 2008 was primarily due to the increased average cash and cash equivalents.
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
Our subsidiaries and our variable interest entities in China are subject to income tax at the current rate of 25%. However, some of our subsidiaries and our variable interest entities enjoy lower enterprise income tax rates because of preferential tax treatments. For example, Innovative Noah and New Noah enjoyed a preferential tax rate of 18% and 20% in 2008 and 2009, respectively. In addition, some of our subsidiaries also are entitled to a two-year full tax exemption followed by a three-year 50% tax concession, beginning from each of their first profitable year.
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

Our effective tax rate for the fiscal year ended June 30, 2008, 2009 and 2010 was 0.8%, 0.3% and tax credit of 39.6%, respectively. The tax credit of 39.6% in the fiscal year ended June 30, 2010 was primarily due to the tax credit to Chengdu Shidai and Chengdu Zhiyuan. Chengdu Shidai and Chengdu Zhiyuan were established in Chengdu High-Tech Economic Zone. They are recognized as key software companies and are entitled to a two-year full tax exemption followed by a three-year 50% tax concession, beginning from each of their first profitable year.
Our subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 16.5% of their assessable profits. Payment of dividends is not subject to withholding tax in Hong Kong.
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
Our DLDs and KLDs comprise software-related elements and hardware. Our revenue from sales of DLDs and KLDs is generally recognized under Accounting Standards Codification, or ASC, 605-985 Revenue Recognition (AICPA Statement of Position No. 97-2), Software Revenue Recognition, because our devices comprise software-related elements and hardware. The software-related elements embedded in the hardware are essential to the DLD’s and KLD’s functionality. We do not provide an express right of return in our arrangements with distributors other than for quality issues within the warranty period, and we have not established a right of return with distributors based on our customary business practices. However, returns have arisen in the past on a negotiated basis when we terminated the distributorships of certain distributors. Distributorships are only terminated when, after our assessment, the distributors’ performance is considered to be unsatisfactory. The amount of negotiated returns we will accept is at our discretion. In the fiscal year ended June 30, 2008, 2009 and 2010, we recognized returns of RMB 1.5 million, RMB 3.7 million and RMB 22.1 million (US$ 3.3 million), respectively, which accounted for 0.2%, 0.6% and 3.2% of the total gross revenue, respectively. The increase in the recognized returns in the fiscal year ended June 30, 2010 was primarily due to terminations of distributorships resulting from the realignment of distribution channels. We believe these recognized returns are not significant relative to total revenue and will continue to be immaterial in the future. Accordingly, we have not established a return provision concurrently as revenue is recognized and returns are recorded as incurred. However, if circumstances in the future change and the rate of return increases, we will reassess our return policy and estimate the provision for such costs and recognize them concurrently with revenue.

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
We have provided telephone customer support since September 2005 and free general content downloads since June 2006 to our customers. The telephone customer support services are considered post-contract customer support, or PCS, under ASC 605-985. Since the nature of our PCS is unspecific and infrequent, and our PCS is not sold on a stand-alone basis, vendor-specific objective evidence of fair values does not exist to allow the total revenue from the sales of devices to be allocated between the device component and the PCS. We recognize revenue from the sales of DLDs or KLDs when the DLDs or KLDs are delivered. The telephone customer support is set up primarily for marketing purposes and is substantially provided within a year following the purchase of the device. Our telephone customer support team, staffed with four personnel, usually receives calls relating to general inquiries of our products and services from our customers as well as individuals who have not yet purchased our products. These calls include inquiries regarding the general content of our website, and general content download related matters, or other inquiries such as the locations to purchase our products. Only a small percentage of the calls relate to technical problems or inquiries that are referred to technical staff for support. With regard to the free general content downloads provided to customers, we consider that the delivery criteria under ASC 605-985 have been met when the customer has been provided with access codes that allow the customer to take immediate possession of the software. Accordingly, the delivery of content occurs upon the physical delivery of the device as customers are then able to begin downloading the content. We do not have further obligations to update or modify the content. The cost related to the PCS arrangement is expensed as incurred because historically, the costs involved for such services were not significant. It is expected that the cost of telephone customer support and maintaining the website for free general content downloads will continue to be minimal. Should the costs of PCS increase in the future, we will need to consider the implication on our revenue recognition and the need to establish vendor-specific objective evidence of fair values for these services.
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
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group. We generate revenue by franchising schools under the brand name of Little New Star. Initial franchise fees are for the provision of initial setup services. Initial franchising fees are recognized as revenue upon the opening of the schools as the initial franchising fees are non-refundable and we do not have significant continuing obligations related to the initial franchising fee after the schools are opened. We provide continuing supporting services to the franchise schools including marketing and advertising services. The continuing support fee is received upfront and the revenue is deferred and evenly recognized over the life period of the continuing supporting service agreement. Our teaching materials consist of textbooks and assisting teaching books. We consider our customers to be the franchised school operators and do not sell directly to end-users. Revenue from teaching materials is generally recognized when goods are delivered and title has passed to the franchised school operators and collectability is reasonably assured. No refund or return is allowed upon delivery of teaching materials to the franchised schools.
We record revenue net of value-added tax collected from customers at 17% or 13%, business tax of 5% or 3%, sales discounts and sales returns.

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
Allowance for Doubtful Accounts
The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. The allowance of doubtful accounts was based on the best information available at the time of the preparation of the consolidated financial statements. We estimated the allowance of doubtful accounts based on historical write-off experience, customer specific facts and economic conditions. If there are any changes to these assumptions, such as a change in the settlement trend of our customers due to unexpected economic or competitive conditions, or if future actual default rates on trade receivables in general differ from those currently anticipated, we may have to adjust our allowance for doubtful accounts, which will affect earnings in the period the adjustments are made. Bad debt expense is included in general and administrative expenses. We review outstanding account balances individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2008, 2009 and 2010 the allowance for doubtful debts were RMB 13.2 million, RMB 8.5 million and RMB 27.8 million (US$ 4.1 million), respectively.
Share-Based Compensation
Under ASC 718 Compensation — Stock Compensation (formerly referred as Statement of Financial Accounting Standards, or SFAS, No. 123R), we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. For options granted to employees, we have recorded a compensation charge for the fair value of the options at the grant date. We then amortize share-based compensation expense over the vesting periods of the related options.
We adopted our 2006 equity compensation plan and issued 736,721 ordinary shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our then vice president, sales. Pursuant to this plan, Master Topful have granted options to 104 of our employees to purchase shares in Master Topful that entitled them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 ordinary shares after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$ 2.9439 per share (or US$ 1.4720 per share after giving effect to the 1 to 2 share split). These options were subject to vesting periods. In June 2007, we terminated our 2006 equity compensation plan and cancelled the 736,721 shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) issued to Master Topful. The options granted by Master Topful under our 2006 plan were canceled and, other than those options that were forfeited or terminated, replaced by options we issued directly under our 2007 share incentive plan. In June 2007, we issued options to purchase 735,721 ordinary shares (or 1,471,442 ordinary shares after giving effect to the 1 to 2 share split) at a weighted average exercise price of US$ 3.2160 per share (or US$ 1.6080 per share after giving effect to the 1 to 2 share split). We have accounted for the replacement of options issued under our 2006 plan with options issued under our 2007 plan as a modification pursuant to SFAS 123(R). As the options granted pursuant to the 2006 plan are expected to vest under the original vesting condition at the date of the modification, we will continue to recognize the compensation cost over the remaining original vesting period of 1.5 years. As a result of the modification, an additional compensation cost of RMB 0.8 million (US$ 0.1 million) was recognized in the fiscal year ended June 30, 2007. On December 18, 2008, we adopted the 2008 Share Incentive Plan. Under the 2008 Share Incentive Plan, during the fiscal year ended June 30, 2009, we granted our employees options to purchase 1,279,000 ordinary shares at the weighted average exercise price of US$ 2.60. In the fiscal year ended June 30, 2010, we granted our employees options to purchase 420,000 ordinary shares at the weighted average exercise price of US$ 4.6 under the 2008 Share Incentive Plan.

We recorded share-based compensation expenses of RMB 20.3 million, RMB 8.2 million and RMB 10.4 million (US$ 1.5 million) in fiscal years ended June 30, 2008, 2009 and 2010, respectively. We have categorized these share-based compensation expenses in our cost of revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses, depending on the job functions of the persons to whom we granted the options.
The table below sets forth certain information concerning options granted to our executives and employees on the dates indicated, after giving effect to the 1 to 2 share split.

	Number of
	Ordinary
	Shares	Option				Fair value
	Underlying	Exercise		Fair Value of		of
	Options	Price Per		Options at		ordinary
Grant Date	Granted	Share		Date of Grant		shares		Type of Valuation
October 2006 (terminated on June 30, 2007)	1,011,874	US$	1.4720	US$	3.375	US$	4.755	Retrospective
June 2007 (as replacement options)	888,324	US$	1.4720	US$	3.375	US$	4.755	Retrospective
June 2007 (as replacement options)	76,438		—	US$	4.74	US$	5.885	Contemporaneous
June 2007	339,536	US$	1.4720	US$	4.535	US$	5.885	Contemporaneous
June 2007	38,732	US$	1.4720	US$	4.375	US$	5.885	Contemporaneous
June 2007	126,412	US$	3.8719	US$	2.995	US$	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	US$	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	US$	5.885	Contemporaneous
January 2008	667,177	US$	5.56	US$	2.11	US$	5.56	Contemporaneous
March 2009	1,259,500	US$	2.60	US$	1.39	US$	2.95	Contemporaneous
May 5, 2009	3,000	US$	2.60	US$	1.61	US$	3.19	Contemporaneous
May 13, 2009	10,000	US$	2.60	US$	1.62	US$	3.20	Contemporaneous
May 18, 2009	1,500	US$	2.60	US$	1.89	US$	3.54	Contemporaneous
June 15, 2009	3,000	US$	2.60	US$	2.14	US$	3.84	Contemporaneous
June 29, 2009	2,000	US$	2.60	US$	2.16	US$	3.87	Contemporaneous
July 1, 2009	80,000	US$	3.88	US$	1.73	US$	3.88	Contemporaneous
July 21, 2009	30,000	US$	2.60	US$	1.41	US$	3.90	Contemporaneous
December 23, 2009	300,000	US$	5.00	US$	2.35	US$	5.00	Contemporaneous
May 5, 2010	10,000	US$	4.00	US$	1.88	US$	4.00	Contemporaneous
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
For the June 2007 grants, we have attributed to the ordinary shares underlying the options a fair value of US$ 11.77 per share (or US$ 5.885 per share after giving effect to the 1 to 2 share split), determined based on a contemporaneous valuation prepared by Greater China Appraisal Limited. The valuation analysis used a combination of the discounted cash flow method and the company transaction method, each with a 50% weighting, to assess the fair value of our ordinary shares on June 30, 2007. The company transaction method makes reference to the price in an ordinary share sales transaction between three major shareholders of our company and Great Joy Group Limited, a company unrelated to us before the transaction, which took place on April 13, 2007. The discounted cash flow method involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used in deriving the fair values were consistent with our business plan and major milestones that we achieved. Other major assumptions we used in determining the fair value of our ordinary share as of June 30, 2007 include cost of equity of 18.95% and discount of lack of marketability, or DLOM, of 10%. DLOM takes into consideration the plan and status of our initial public offering. Since our company is considered a closely held corporation, the valuation of our ordinary shares was based on a non-marketable minority interest basis. We also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 4.89%, expected option life of 2.5 to 3.5 years and expected volatility of 39.96%.
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
The exercise price of the 420,000 options granted during the fiscal year ended June 30, 2010 was determined at fifteen-day average closing price of our ordinary shares before the grant date. For option granted on July 1 and July 21, 2009, 30% of these options will vest between the date of grant to December 31, 2009, and another 30% will vest between January 1, 2010 and December 31, 2010. The remaining 40% will vest between January 1, 2011 and December 31, 2011. For option granted on December 23, 2009 and May 5, 2010, 30% of these options will vest between the date of grant to December 31, 2010, and another 30% will vest between January 1, 2011 and December 31, 2011. The remaining 40% will vest between January 1, 2012 and December 31, 2012. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 0.46% to 1.57%, expected option life of 0.47 years to 3.92 years and expected volatility of 72.88% to 77.15%.
Up to June 30, 2010, vested options were 1,639,060 and a total of 771,138 options were exercised, and RMB 10.6 million (US$ 1.6 million) were received from the issuance of ordinary shares upon the exercise of stock options.
Business Combinations
We account for our business combinations using the acquisition method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets acquired, and liabilities we assumed based on our estimated fair values.
On July 1, 2009, we adopted ASC 805, Business Combination (formerly referred as to SFAS No. 141 (revised 2007), “Business combination”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the acquisition date of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interest. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, we shall reassess whether we have correctly identified all the assets acquired and all the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If the excess remains after the reassessment, the Group shall recognize the resulting gain in earnings on acquisition date.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition.
From July 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, and it is subsequently carried at fair value with changes in fair value reflected in earnings.
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
Recent Accounting Pronouncements
In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are in the process of determining the impact of adoption of ASU 2009-13 on our financial position, results of operations and cash flows.
In October 2009, the FASB published FASB ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements. ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in ASC Subtopic 985-605, Software-Revenue Recognition. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. The amendments also provide additional guidance on how to determine which software, if any, relating to the tangible products would be excluded from the scope of the software revenue guidance. These amendments significantly expand the disclosure requirements of multiple-deliverable revenue arrangements. The provisions of ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are in the process of determining the impact of adoption of ASU 2009-14 on our financial position, results of operations and cash flows.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, or ASU 2009-16, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 is not expected to have a material impact on our financial position, results of operations and cash flows.
In December 2009, the FASB issued ASU 2009-17, Amendments to FASB Interpretation No. 46(R), Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, or ASU 2009-17, which amends the FASB ASC for the issuance of FASB Statement No. 167, issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in a VIE, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. The adoption of ASU 2009-17 is not expected to have a material impact on our financial position, results of operations and cash flows.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, or ASU 2010-06. The ASU amends FASB ASC 820 Fair Value Measurements and Disclosures (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of ASU 2010-06 is not expected to have a material impact on our financial position, results of operations and cash flows.
In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. GAAP does not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We are in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition — Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. We are in the process of determining the impact of adoption of this pronouncement on our financial position, results of operations and cash flows.
In July 2010, FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this ASU is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. We are in the process of evaluating the effect of adoption of this pronouncement.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity are our cash and cash equivalents, which comprise primarily of the proceeds from our initial public offering, as well as the cash flow generated from our operations. As of June 30, 2010, we had cash and cash equivalents of RMB 506.7 million (US$ 74.7 million), compared to RMB 493.9 million as of June 30, 2009.
The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended June 30,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by (used in) operating activities	(29,370)	82,441	(108,415)	(15,987)

Net cash provided by (used in) investing activities	(756,863)	350,652	156,848	23,129

Net cash provided by (used in) financing activities	970,787	(199,320)	(35,192)	(5,189)
Effect of exchange rate changes on cash and cash equivalents	(1,698)	(85)	(424)	(63)

Net increase in cash and cash equivalents	184,554	233,775	13,240	1,952

Cash and cash equivalents at beginning of period	77,367	260,223	493,911	72,832

Cash and cash equivalents at end of period	260,223	493,911	506,728	74,722

Operating Activities
Net cash used in operating activities was RMB 108.4 million (US$ 16.0 million) in the fiscal year ended June 30, 2010 compared to net cash provided by operating activities of RMB 82.4 million in the fiscal year ended June 30, 2009. Net cash used in our operating activities in the fiscal year ended June 30, 2010 resulted primarily from a decrease in net income of RMB 91.3 million (US$ 13.5 million) and an increase in accounts receivable of RMB 158.3 million (US$ 23.3 million) caused by the realignment of distribution channels which disrupted the collection of the accounts receivable.
Net cash provided by operating activities was RMB 82.4 million in the fiscal year ended June 30, 2009 compared to net cash used in operating activities of RMB 29.4 million in the fiscal year ended June 30, 2008. Net cash provided by our operating activities in the fiscal year ended June 30, 2009 resulted primarily from (1) our net income of RMB 97.0 million, (2) an increase in our accounts payable of RMB 47.7 million primarily resulting from our increased purchase of raw materials due to increased sales volume, (3) an increase in other payables and accruals of RMB 14.4 million primarily resulting from the remaining purchase price to be paid for the purchase of premises in Chengdu Hi-tech Industrial Development Zone, and (4) non-cash share-based compensation of RMB 8.2 million. These items were partially offset by (1) an increase in inventories of RMB 69.1 million due primarily to an increase in ELP stock level in anticipation of the relocation of one of our OEMs, (2) an increase in prepaid expenses and other current assets of RMB 11.0 million primarily due to an increase in government subsidy receivable and offset by a decrease in advance to staffs and other current assets; and (3) an increase in accounts receivable of RMB 11.4 million resulting from increased sales volume.
Investing Activities
Net cash provided by investing activities was RMB 156.8 million (US$ 23.1 million) in the fiscal year ended June 30, 2010 compared to net cash provided by investing activities of RMB 350.7 million in the fiscal year ended June 30, 2009. Net cash provided by our investing activities in the fiscal year ended June 30, 2010 resulted primarily from a decrease in short-term fixed deposit of RMB 214.2 million (US$ 31.6 million), which was offset by RMB 4.5 million (US$ 0.7 million) used in the acquisition of the Little New Star Education Group, RMB 20.5 million (US$ 3.0 million) used in the investment in the preferred shares of Franklin Electronic Publishers, an increase in property, plant and equipment of RMB 20.4 million (US$ 3.0 million), an increase in intangible assets of RMB 7.8 million (US$ 1.2 million) and a deposit of RMB 4.2 million (US$ 0.6 million) paid for the acquisition of Wentai Education.
Net cash provided by investing activities was RMB 350.7 million in the fiscal year ended June 30, 2009 compared to net cash used in investing activities of RMB 756.9 million in the fiscal year ended June 30, 2008. The net cash provided by investing activities was attributable to a decrease in held-to-maturity investments of RMB 747.0 million. Cash inflows were offset in part by (1) an increase in short-term bank deposits of RMB 274.2 million and (2) RMB 100.6 million used in the acquisition of property, plant and equipment and intangible assets.
Financing Activities
Net cash used in financing activities was RMB 35.2 million (US$ 5.2 million) in the fiscal year ended June 30, 2010 compared to net cash used in financing activities of RMB 199.3 million in the fiscal year ended June 30, 2009. Net cash used in our financing activities in the fiscal year ended June 30, 2010 resulted primarily from repurchase of our ADSs during fiscal 2010 in the aggregate amount of RMB 38.7 million (US$ 5.7 million) and the repayment of a short-term bank loan taken out by the Little New Star Education Group of RMB 7.0 million (US$ 1.0 million), which was offset by proceeds from the exercise of employee options amounting to RMB 10.5 million (US$ 1.5 million).
Net cash used in financing activities in the fiscal year ended June 30, 2009 was RMB 199.3 million, resulting from (1) dividends paid to holders of our ordinary shares of RMB 137.5 million and (2) cash of RMB 62.5 million paid for the repurchases of our shares. These cash outflows were partially offset by proceeds from exercises of share options of RMB 0.7 million.

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
Borrowings
As of the June 30, 2010, we did not have any short-term or long-term borrowings.
Capital Expenditures
In the fiscal year ended June 30, 2010, our capital expenditures mainly included (1) RMB 20.5 million (US$ 3.0 million) used in the purchase of preferred shares of Franklin Electronic Publishers, (2) RMB 4.5 million (US$ 0.7 million) as a cash consideration for the acquisition of the Little New Star Education Group, (3) RMB 20.4 million (US$ 3.0 million) used to purchase property, plant and equipment, (4) RMB 7.8 million (US$ 1.2 million) used to acquire intangible assets, and (5) RMB 4.2 million (US$ 0.6 million) paid as a deposit for the acquisition of Wentai Education.
We expect our capital expenditures in the fiscal year ended June 30, 2011 to include (1) the remaining cash consideration of RMB 20 million (US$ 2.9 million) for the acquisition of the Little New Star Education Group, and (2) the cash consideration of RMB 116.0 million (US$ 17.1 million) for the acquisition of Wentai Education.
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
C. Research and Development, Patents and Licenses, Etc.
Our research and development efforts are led by our senior management, six of whom hold engineering or related degrees. Our research and development team, located in our Shenzhen, Beijing and Chengdu research centers, consisted of approximately 172 engineers as of June 30, 2010. As of the date of this annual report, we hold 34 domestic patents and have 17 domestic and two international pending patent applications relating to the core aspects of our NP-iTECH and other technologies.
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
Our competitive advantage in technology was key to our past success. We believe continuous advances in technology are key to the creation of new and improved content and the diversification of multiple distribution platforms, and are vital to retaining our competitive position. We intend to continue to focus a significant amount of our resources on our research and development effort. Currently, our research and development effort is focused on the following key areas:
•	Learning with fun: It aims to enable users to learn through entertainment. It increases users’ study interest and motivation through scenario simulation, games and interactive practice problem sets. Users can learn by online or off-line games, using handheld devices or internet. It provides users with a happy, easy and fun learning environment.
•	E-book: This technology will digitalize paper books, and hold thousands of books in a handheld device. Users can zoom in and out, click on pictures, text, titles and other elements to read, talk, make notes and search.
•	Semanteme-based processing: Semanteme-based processing can be the foundation of knowledge database. It stores the information in a network structure. When applied in teaching and learning and combined with database technology, semanteme-based processing technology can help the users to search and learn through induction, and measure their progress over time.
•	Inter-connectivity: With the advance of wireless technology, such as WIFI, GRPS, SG, it is believed that handheld learning devices will be connected to Internet wirelessly in the near future. In the next year or so, Noah will develop more learning devices and contents for Internet users, wirelessly or through LAN. Our Internet portal will become a center for our customers, providing learning subject search, book search, homework tutoring, study groups or communities, content updates and upgrades, student performance tracking and other services.
•	Open operating system: To expand the functions and applications of our handheld devices, we began to adopt open operating systems, such as LINUX, in 2007 and plan to introduce products based on Android in 2011.
Our research and development expenses were RMB 52.7 million, RMB 56.3 million and RMB 52.7 million (US$ 7.8 million) for the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2009 to June 30, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of June 30, 2010:

	Payment Due by June 30,
	Total	2011	2012	2013	2014	2015	Thereafter
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
	(In thousands)
Operating lease obligations	21,864	7,847	4,454	3,751	2,272	698	2,842

Purchase obligations	79,128	79,128	—	—	—	—	—

Acquisition of Wentai Education Group	126,000	126,000	—	—	—	—	—

Marketing expenses	4,814	4,814	—	—	—	—	—

Total	231,806	217,789	4,454	3,751	2,272	698	2,842

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2010.
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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dong Xu	44	Chairman and Chief Executive Officer
Jerry He	36	Chief Financial Officer and Executive Vice President
Benguo Tang	45	Director, President and Chief Operating Officer
Xiaotong Wang	48	Director
Xiao Chen	47	Independent Director
Conrad Kwong Yue Tsang	38	Independent Director
Benzhong Wang	71	Independent Director
Shengli Zheng	67	Independent Director
Tianming Du	60	Vice President
Dora Li	42	Vice President, Finance and Financial Controller
Ming Ouyang	34	Vice President, Content Development
Wei Zheng	50	Vice President, Research and Development
Mr. Dong Xu is a founder of our company and serves as the chairman of our board and as our chief executive officer. Mr. Xu is also the founder, 51% owner of Noah Zhi Yuan and 70% owner of Wentai Investment. In April 2004, Mr. Xu helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Xu was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1995 to 1999, Mr. Xu served as vice president of sales of Tibet Medicine Company. From 1991 to 1995, Mr. Xu served as a manager of the Shenzhen Branch of Chengdu Enwei Group. He has a bachelor’s degree in engineering physics and an EMBA degree from Tsinghua University, China.
Mr. Jerry He has served as chief financial officer since November 9, 2009. Mr. He joined us as executive vice president in July 2009. Mr. He is currently a director and member of the compensation committee of Franklin Electronic Publishers, Incorporated. Prior to joining us, Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 and was previously at Bear Stearns from November 2006 to May 2008. Before his career in the financial industry, Mr. He worked as a management consultant at ZS Associates, and from 2002 to 2005 he served as senior director at Verispan LLC, where he was responsible for business development and management science. From 2000 to 2002, he was a senior market researcher at Research International and a senior consultant at NDCHealth. Mr. He has a bachelor of science degree from Peking University, China and an MBA with Honors from the University of Chicago, Booth School of Business. He is also a CFA charter holder.

Mr. Benguo Tang is a founder of our company and serves as a member of our board of directors. Mr. Tang has served as our president and chief operating officer since November 9, 2009. Mr. Tang is also the founder and 49% owner of Noah Zhi Yuan. In April 2004, Mr. Tang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Tang was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1997 to 1999, Mr. Tang served as a manager of the Guangdong Office of Gansu Duyi Medical Co., Ltd. Prior to that, Mr. Tang served as a technical engineer in Dongguan Yimeida Electronic Factory in Guangdong Province. Mr. Tang has a bachelor’s degree in engineering physics from Tsinghua University, China.
Mr. Xiaotong Wang is a founder of our company and serves as a member of our board of directors. Outside our group, Mr. Wang also serves as a director of Shenzhen Shitiku Internet Technology Co., Ltd. and Noah Industrial. In April 2004, Mr. Wang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Wang was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1996 to 1998, Mr. Wang served as a vice general manager of Hubei Xiangfan Tianhui Medical Instrument Company Limited. Prior to that, Mr. Wang served as a senior engineer and manager in Yimeida Electronic Co., Ltd. and was primarily responsible for electronic products and software. Mr. Wang has a master’s degree in precision instruments from Tianjin University, China.
Dr. Xiao Chen has served as our independent director since June 2007. Dr. Chen is currently a professor at the Department of Accounting, School of Economics and Management, Tsinghua University, China, where he served in various capacities since 1997. Dr. Chen’s research interests include accounting and capital markets, corporate governance, international taxation, taxation and business strategy, and business valuation. Dr. Chen is a board member of the China Accounting Society and the China Taxation Society, and serves as the independent director of four China-based companies. Dr. Chen received a bachelor in engineering degree in engineering from the Wuhan Institute of Chemical Engineering, China, a master in management engineering degree from the University of Science and Technology of China, and a Ph.D. in economics from Tulane University.
Mr. Conrad Kwong Yue Tsang has served as our independent director since October 2007. Mr. Tsang is currently a managing director with Baring Private Equity Asia, where he has led or participated in seventeen of the firm’s investments primarily in Greater China since joining the firm in 2000. He is currently the executive member and co-chairman of the PRC Committee of Hong Kong Venture Capital and Private Equity Association. Mr. Tsang also currently serves on the boards of Minsheng Education and Galloping Horse Media Group. From 1998 to 1999, Mr. Tsang was with the Equity Research Department of Merrill Lynch (Asia Pacific) Limited, covering the regional media and Hong Kong retail sectors. Prior to that, he was with Peregrine Fixed Income Limited. Mr. Tsang received his master’s degree in management studies from the University of Oxford, United Kingdom. He graduated from Imperial College of Science, Technology and Medicine, University of London, United Kingdom with a first class honors degree in electrical and electronic engineering.
Mr. Benzhong Wang has served as our independent director since October 2008. Mr. Wang’s current roles include director at the Chinese Society of Education, which he has held since 2007, director at China Educational Technology Association since 2004, chairman of the National High School Principal Association, and vice president of the China Education Society’s National Research Center for Computer Education and honorary chairman at the Society’s Primary and Secondary School Information Technology Professional Committee since 1982. He was the principal and legal representative of the Beijing Concord College of Sino-Canada (BCCSC). Prior to joining BCCSC, Mr. Wang held various positions at The Experimental High School affiliated with Beijing Normal University since 1963. Mr. Wang has a bachelor’s degree in mathematics from Beijing Normal University.
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

Mr. Tianming Du has served as our vice president since July 2009 when we completed the acquisition of 100% equity interest in the Little New Star Education Group. The Little New Star Education Group was founded by Mr. Du in 1992. From November 2005 to July 2009, Mr. Du was the chairman of Animation Digital. Mr. Du has a bachelor’s degree in education from Hunan Normal University.
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

B. Compensation
For the fiscal year ended June 30, 2010, we paid an aggregate of approximately RMB 6.3 million (US$ 0.9 million) in cash to our executive officers. We started to pay cash compensation to our non-executive directors in January 2009. As of June 30, 2010, we paid approximately RMB 0.5 million (US$ 0.1 million ) in cash compensation to our non-executive directors.
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

	Ordinary Shares
	Underlying	Exercise Price		Date of Expiration
Name	Options Granted	(US$/Share)	Date of Grant	of Vesting Period
Dong Xu	180,000	2.60	March 2, 2009	December 31, 2011
Jerry He	80,000	3.88	July 2, 2009	December 31, 2011
	300,000	5.00	December 23,2009	December 31, 2012
Xiao Chen	2,000	6.142	June 30, 2007	June 30, 2010
Dora Li	8,000	5.56	January 18, 2008	December 31, 2010
	55,000	2.60	March 2, 2009	December 31, 2011
Ming Ouyang	20,184	1.472	June 30, 2007	December 31, 2008
	15,000	5.56	January 18, 2008	December 31, 2010
	35,000	2.60	March 2, 2009	December 31, 2011
Wei Zheng	173,256	1.472	June 30, 2007	December 31, 2008
	60,650	—	June 30, 2007	October 24, 2007
	38,000	5.56	January 18, 2008	December 31, 2010
	100,000	2.60	March 2, 2009	December 31, 2011
Other individuals as a group	447,620	1.4720	June 30, 2007	December 31, 2008
	445,177	5.56	January 18, 2008	December 31, 2010
	769,000	2.60	March 2, 2009	December 31, 2011
	10,000	4.00	May 5, 2010	December 31, 2012

C. Board Practices
Board of Directors
Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.
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
Audit Committee. Our audit committee consists of Dr. Xiao Chen, Mr. Benzhong Wang and Mr. Conrad Kwong Yue Tsang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Dr. Chen is the chair of our audit committee and qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:
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
In the fiscal year ended June 30, 2010, our audit committee held four meetings and passed three resolutions by unanimous written consent.
Compensation Committee. Our compensation committee consists of Mr. Benzhong Wang, Dr. Xiao Chen and Mr. Conrad Kwong Yue Tsang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Benzhong Wang is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
In the fiscal year ended June 30, 2010, our compensation committee held meetings or passed resolutions by unanimous written consent one time.
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
In the fiscal year ended June 30, 2010, our corporate governance and nominating committee did not hold meetings or pass any resolutions.
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
Communications with our independent directors
Our board of directors has adopted procedures for all interested parties to directly communicate their concerns or inquiries to our independent directors. All interested parties may make their concerns known to the presiding director Mr. Conrad Tsang via email at conradtsang@bpepasis.com.
D. Employees
We had 953 and 853 employees as of June 30, 2008 and 2009, respectively. As of June 30, 2010, we had 951 employees, including 172 engineers, 128 content developers, 399 sales and customer support staff and 54 part-time content developers.
We offer our employees merit-based bonuses based on the overall performance of our company, the performance of the department and the individual. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.
We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. In the past, we made insufficient contributions to these funds and plans because of our misunderstanding of the complex rules and regulations, which were not applied uniformly across the cities in which we had employees. Although we have not been challenged by the relevant government authorities, we subsequently determined that our contributions were insufficient. We have since set aside provisions in the amount of RMB 6.6 million, RMB 7.2 million and RMB 8.2 million (US$ 1.2 million) as of June 30, 2008, 2009 and 2010, respectively, to cover the shortfall in past contributions. We have made the required payments in compliance with the applicable laws and regulations since July 2007.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2010, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.
As of August 31, 2010, there were 38,869,855 ordinary shares outstanding, which include 1,256,154 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of August 31, 2010, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers (1):
Dong Xu (2)	8,177,200		21.0
Jerry He (3)	*		*
Benguo Tang (4)	5,268,268		13.6
Xiaotong Wang (5)	4,292,260		11.1
Xiao Chen (6)	*		*
Conrad Kwong Yue Tsang (7)	3,364,669		8.47
Dora Li (8)	*		*
Ming Ouyang (9)	*		*
Wei Zheng (10)	*		*

All Directors and Executive Officers as a Group	21,561,770		55.5

Principal Shareholders:
Jointly Gold Technologies Ltd. (11)	8,078,200		20.8
First Win Technologies Ltd. (12)	5,268,268		13.6
Global Wise Technologies Ltd. (13)	4,292,260		11.0
Baring Asia II Holdings (22) Limited (14)	3,364,669		8.5
Sunshine Nation Limited (15)	2,647,743		6.8

*	Less than 1%

(1)	The business address of our directors and executive officers, except for Mr. Conrad Tsang, is c/o Noah Education Holdings Ltd., 10th, Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(2)	Includes 7,416,810 ordinary shares and 661,390 ADSs, representing 661,390 ordinary shares, held by Jointly Gold Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Xu. These shares also include 99,000 ordinary shares issuable upon exercise of options held by Mr. Xu that will be vested as of October 31, 2010.

(3)	Represents ordinary shares issuable upon exercise of options held by Mr. He that will be vested as of October 31, 2010.

(4)	Includes 4,711,208 ordinary shares and 557,060 ADSs, representing 557,060 ordinary shares, held by First Win Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Tang.

(5)	Includes 3,713,710 ordinary shares and 578,550 ADSs, representing 578,550 ordinary shares, held by Global Wise Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Wang.

(6)	Represents ordinary shares issuable upon exercise of options held by Mr. Chen that will be vested as of October 31, 2010.

(7)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands. Mr. Tsang is a board representative of Baring Asia II Holdings (22) Limited. Mr. Tsang disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Baring Asia II Holdings (22) Limited except to the extent of his pecuniary interest therein. The business address of Mr. Tsang is 39th Floor, One International Finance Centre, 1 Harbor View Street, Central, Hong Kong.

(8)	Represents ordinary shares issuable upon exercise of options held by Ms. Li that will be vested as of October 31, 2010.

(9)	Represents ordinary shares issuable upon exercise of options held by Mr. Ouyang that will be vested as of October 31, 2010.

(10)	Represents ordinary shares issuable upon exercise of options held by Mr. Zheng that will be vested as of October 31, 2010.

(11)	Jointly Gold Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Dong Xu. The registered address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(12)	First Win Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Benguo Tang. The registered address of First Win Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(13)	Global Wise Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Xiaotong Wang. The registered address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(14)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, which is incorporated solely for the purpose of holding shares in our company for the benefit of the entities that comprise The Baring Asia Private Equity Fund II, or Fund II. The voting and investment power over the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of all of our shares held by Baring Asia II Holdings (22) Limited, except to the extent of their pecuniary interest therein. The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.

(15)	Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The registered address of Sunshine Nation Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Siyuan Du is the sole owner and director of Sunshine Nation Limited.

As of August 31, 2010, The Bank of New York Mellon, the depositary for our ADS program, was our only U.S. record holder, holding 41.8% of our total outstanding ordinary shares, which include 1,256,154 ordinary shares issued to The Bank of New York Mellon in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.
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
Contractual Arrangements with Noah Zhi Yuan and Its Shareholders
PRC laws and regulations currently restrict foreign ownership in the Internet industry in China. We are a Cayman Islands holding corporation and a foreign legal person under PRC law. Accordingly, we are currently ineligible to apply for the required Internet licenses and permits in China. We conduct our online business in China through contractual arrangements with Noah Zhi Yuan and its shareholders. Noah Zhi Yuan is our consolidated affiliated entity directly owned by Mr. Dong Xu and Mr. Benguo Tang. We have been and expect to continue to be dependent on Noah Zhi Yuan to operate our online business until we qualify for direct ownership of an online business in China. We have entered into contractual arrangements with Noah Zhi Yuan, pursuant to which we provide services to Noah Zhi Yuan in exchange for payments from them. In addition, we have entered into agreements with Noah Zhi Yuan and each of the shareholders of Noah Zhi Yuan which provide us with the substantial ability to control Noah Zhi Yuan and its future subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Noah Zhi Yuan and Its Shareholders.”
Contractual Arrangements with Wentai Investment and Its Shareholders
The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. These regulations and rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, particularly in the areas of higher education and vocational training. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. We conduct our primary and secondary education services business in China through contractual arrangements with Wentai Investment and its shareholders. Wentai Investment is our consolidated affiliated entity directly owned by Mr. Dong Xu and Mr. Qicai Du. We expect to depend on Wentai Investment to operate our primary and secondary schools until we qualify for direct ownership of a compulsory education business in China. We have entered into contractual arrangements with Wentai Investment, pursuant to which we provide services to Wentai Investment and schools operated by Wentai Investment in exchange for payments from them. In addition, we have entered into agreements with Wentai Investment and each of its shareholders which provide us with the substantial ability to control Wentai Investment and its future subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Wentai Investment and Its Shareholders.”

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
Equity Compensation Plan
See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives.”
Advances to Related Parties
From time to time, we make advances to employees for travel and related expenses incurred in connection with business activities undertaken on our behalf. As of June 30, 2008, 2009 and 2010, amounts due from directors and officers were RMB 706,088, RMB 627,626 and RMB 437,203 (US$ 64,470), respectively.
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
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of our October 2007 initial public offering failed to disclose that one model of our DLD products did not include a recycling warning sticker required under Chinese laws. We filed a motion to dismiss the consolidated case. The court granted our motion, finding that plaintiffs’ complaint failed to state a claim as a matter of law. The court dismissed the complaint with prejudice. Plaintiffs filed a notice of appeal. On September 9, 2010, we signed a memorandum of understanding, agreeing to settle the case for $1.75 million, which will be covered by our insurance policy. In exchange, the plaintiffs have agreed to dismiss the case and drop their appeal of the court’s ruling in our favor. The settlement is still subject to the court’s preliminary and final approvals and notice to the class members. The settlement has not been approved or become final as of the date of this annual report.

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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended June 30, 2008 (from October 19, 2007)	23.70	4.76
Fiscal year ended June 30, 2009	5.91	1.85
Fiscal year ended June 30, 2010	6.16	3.50

Quarterly High and Low
Fiscal quarter ended September 30, 2008	5.91	3.45
Fiscal quarter ended December 31, 2008	4.27	1.85
Fiscal quarter ended March 31, 2009	3.55	2.30
Fiscal quarter ended June 30, 2009	4.78	2.88
Fiscal quarter ended September 30, 2009	5.42	3.50
Fiscal quarter ended December 31, 2009	6.16	4.31
Fiscal quarter ended March 31, 2010	5.47	3.96
Fiscal quarter ended June 30, 2010	5.44	3.58
Fiscal quarter ended September 30, 2010	3.75	1.73

Monthly Highs and Lows
April 2010	5.44	4.15
May 2010	4.37	3.81
June 2010	4.32	3.58
July 2010	3.75	2.52
August 2010	2.94	1.80
September 2010	2.72	1.73
October 2010 (through October 28)	2.68	1.99

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one ordinary share, have been listed on The New York Stock Exchange since October 19, 2007 under the symbol “NED.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
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
Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. On a show of hands, every shareholder will have one vote, and on a poll, every shareholder shall have one vote for each share registered in his name in the register of members. A poll may be demanded by our chairman or any shareholder holding not less than 10% of the paid up voting share capital giving a right to vote at the meeting, present in person or by proxy.

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
D. Exchange Controls
See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange” and “— Regulations on Dividend Distribution.”
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
Under the new PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementing rules of the new PRC enterprise income tax law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the new PRC enterprise income tax law at the rate of 25% and, to the extent we were to generate substantial amount of income outside of PRC in the future, we would be subject to additional taxes. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. Notwithstanding the foregoing provision, the new PRC enterprise income tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, having ownership interest in a PRC enterprise.
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

Passive Foreign Investment Company
Based on the market price of our ADSs and the value and composition of our assets, we believe it is likely that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2010, and we believe that we were a PFIC for our taxable year ended June 30, 2009. A Non-U.S. corporation is considered a PFIC for any taxable year if either:
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
We must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and cash equivalents during the taxable year ended June 30, 2010, we believe it is likely that we were a PFIC for such year. In addition, we believe that there is a significant risk we will be a PFIC for the current taxable year ending June 30, 2011 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.
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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries were PFICs for the taxable year ended June 30, 2009 and/or the taxable year ended June 30, 2010. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
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
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN ADSs OR ORDINARY SHARES.
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
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss.
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
Reporting and Backup Withholding
For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions).
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, which is scheduled to increase to 31% on January 1, 2011. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 22.0% appreciation of the RMB against the U.S. dollar by June 30, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$ 1.0 million as of June 30, 2010 into Renminbi at the exchange rate of US$ 1.00 for RMB 6.7815 as of June 30, 2010, the last business day of June 2010, such a cash balance would have been RMB 6.78 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB 6.71 million as of June 30, 2010.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and -0.7% in 2009. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
The fees described above may be amended from time to time.
The depositary has agreed to waive certain fees incurred by us that are related to establishment and maintenance of the ADR program. In the fiscal year ended June 30, 2010, the depositary waived total fees of US$ 122,363.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. — D. Material Modifications to the Rights of Security Holders
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E. Use of Proceeds
On October 24, 2007, we completed our initial public offering of ADSs sold by us and a selling shareholder. In the initial public offering, we registered and sold 10,202,641 ADSs (including over-allotment options), representing 10,202,641 ordinary shares, at US$ 14.00 per ADS. The aggregate price of the offering amount registered and sold was approximately US $142.8 million, of which we received net proceeds of approximately US $132.7 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. We used the net proceeds received from our initial public offering during the fiscal year ended June 30, 2010 as follows:
•	approximately US$ 4.3 million to fund our expansion into the education services business such as acquiring children’s English language training business and early childhood, primary and secondary education services business;
•	approximately US$ 7.7 million to fund research and development efforts; and
•	approximately US$ 5.7 million to repurchase ADSs from the open market in the fiscal year ended June 30, 2010.
None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.
Item 15. Controls and Procedures
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
Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of June 30, 2010. In making its assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of June 30, 2010 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended June 30, 2010. The attestation report issued by Deloitte Touche Tohmatsu can be found on page F-1 of this annual report.
Changes in Internal Control over Financial Reporting
In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Leisen Education. Animation Digital and Leisen Education are young, private companies with limited accounting and other resources with which to adequately address their internal controls and procedures. Following the acquisition of the Little New Star Group, we took steps to improve its internal control over financial reporting, including hiring additional staff, training its new and existing staff and augmenting its financial information technology systems.
There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Dr. Xiao Chen, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.
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

	For the Year Ended June 30,
	2009	2010
	(in thousands of US$)
Audit fees (1)	325	450
Audit-related fees (2)	50	—
Tax fees (3)	29	21
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below is a summary of the ADSs repurchased by us as of June 30, 2010.

					Approximate
				Total Number of	Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number of	Average Price		as Part of Publicly	Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS(1)		Announced Plan(2)	Under the Plan(1)

February 1, 2010 – February 28, 2010 (3)	656,400	US$	4.00	0	US$	0

May 19, 2010 – May 28, 2010 (4)	250,516	US$	4.07	250,516	US$	8,981,485.6

June 1, 2010 – June 30, 2010 (4)	475,084	US$	4.10	475,084	US$	7,032,691.8

Total	1,382,000	US$	4.05	725,600	US$	7,032,691.8

(1)	Each of our ADSs represents one ordinary share.

(2)	The repurchase plan was publicly announced on May 12, 2010 and provides for the repurchase of up to US$ 10 million of our ADSs in the open market. The plan was approved by our board of directors on May 12, 2010 and will expire on May 12, 2011.

(3)	We purchased 656,400 ADSs of our company from Lehman Brothers before the U.S. market opened on February 24, 2010 in a block trade in an attempt to stop the liquidation sale of our ADSs by Lehman Brothers from further affecting our ADS price.

(4)	All the ADSs were purchased in the open market.
The ADSs repurchased from February 2010 to June 2010, representing 1,382,000 ordinary shares, have been cancelled.
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
Item 18. Financial Statements
The consolidated financial statements of Noah Education Holdings Ltd., its subsidiaries and its variable interest entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit
Number	Description of Document

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 3 of Form 6-K furnished with the Commission on December 19, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 4 of Form 6-K furnished with the Commission on December 19, 2008)

4.3
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.4
Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.5
English Translation of Software Development and Maintenance Agreement, dated June 8, 2007, between Noah Education and Noah Zhi Yuan (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.6
English Translation of Exclusive Technology Supporting and Consulting Service Agreement, dated June 8, 2007, between Noah Education and Noah Zhi Yuan (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.7
English Translation of Content Services Agreement, dated June 8, 2007, between Noah Education and Noah Zhi Yuan (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.8
English Translation of Equity Pledge Agreement, dated June 8, 2007, between Noah Education, Dong Xu and Benguo Tang (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.9
English Translation of Option Agreement, dated June 8, 2007, between Noah Education, Dong Xu and Benguo Tang (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.10
English Translation of Loan Agreement, dated June 8, 2007, between Noah Education, Dong Xu and Benguo Tang (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.11
English Translation of Power of Attorney, dated June 8, 2007, by Dong Xu in favor of Noah Education in respect of Noah Zhi Yuan (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.12
English Translation of Power of Attorney, dated June 8, 2007, by Benguo Tang in favor of Noah Education in respect of Noah Zhi Yuan (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

Exhibit
Number		Description of Document

4.13
English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.14
English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.15
English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.16
English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.17
Share Purchase Agreement dated May 22, 2009 between Sunshine Nation Limited, Tianming Du, Liangdong Du, Siyuan Du and the Registrant (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.18
English Translation of Equity Acquisition Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd and Global Ring Limited (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.19
English Translation of Equity Transfer Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd. and Shenzhen Zhi Yuan Noah Internet Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.20	*
English Translation of Investment Agreement dated March 12, 2010, First Supplemental Agreement dated March 17, 2010 and Second Supplemental Agreement dated June 30, 2010 between Noah Education, Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd.

4.21	*
English Translation of Equity Transfer and Capital Increase Agreement dated April 9, 2010 between Noah Education, Shenzhen Jinyinhe Investment Co., Ltd., Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd.

4.22	*	English Translation of Service Agreement, dated October 28, 2010, between Wentai Education and Wentai Investment

4.23	*	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du

4.24	*	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education and Wentai Investment

4.25	*	English Translation of Option Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du

4.26	*	English Translation of Loan Agreement, dated March 12, 2010, between Wentai Education, Dong Xu and Qicai Du

4.27	*	English Translation of Form of Service Agreement between Wentai Education and Schools

4.28	*	English Translation of Power of Attorney, dated April 23, 2010, by Xu Dong and Qicai Du in favor of Wentai Education in respect of Wentai Investment

4.29	*	English Translation of Power of Attorney, dated April 23, 2010, by Wentai Investment in favor of Wentai Education in respect of Zhongda Foundation

4.30	*	English Translation of Operation and Management Agreement, dated April 23, 2010, among Wentai Education, Wentai Investment, Xu Dong and Qicai Du

Exhibit
Number		Description of Document

8.1	*	Subsidiaries of the Registrant

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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Noah Education Holdings Ltd.
By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer
Date: October 29, 2010

NOAH EDUCATION HOLDINGS LTD.

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended June 30, 2008, 2009 and 2010

NOAH EDUCATION HOLDINGS LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Noah Education Holdings Ltd.:
We have audited the internal control over financial reporting of Noah Education Holdings Ltd. and its subsidiaries (the “Company”) as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — continued
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2010 of the Company and our report dated October 29, 2010 expressed an unqualified opinion on those financial statements and related financial statements schedule.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
October 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Noah Education Holdings Ltd.:
We have audited the accompanying consolidated balance sheets of Noah Education Holdings Ltd. and its subsidiaries (the “Company”) as of June 30, 2009 and 2010, the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2010 and the related financial statements schedule included in Schedule 1. These consolidated financial statements and the related financial statements schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statements schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2009 and 2010, and the results of its operations and its cash flows for each of the three years ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statements schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 29, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
October 29, 2010

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

		As of June 30,
	NOTES	2009	2010	2010
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		493,911,466	506,727,524	74,722,041
Short-term bank deposits		274,200,000	60,000,000	8,847,600
Investments	4	7,978,942	5,493,179	810,024
Accounts receivables, net of allowance	5	181,653,129	318,776,507	47,006,784
Related party receivables	19	627,626	437,203	64,470
Inventories	6	151,872,803	148,738,237	21,932,941
Prepaid expenses and other current assets	7	69,039,625	69,754,383	10,285,982
Deferred tax assets		13,207	131,362	19,371

Total current assets		1,179,296,798	1,110,058,395	163,689,213
Investments	4	—	29,875,954	4,405,508
Property, plant and equipment, net	8	119,619,947	144,249,822	21,271,079
Intangible assets, net	9	4,461,760	29,126,595	4,295,008
Goodwill	10	—	56,597,146	8,345,815
Deposits for investment		21,581,952	4,200,000	619,332
Deferred tax assets		2,058,180	2,058,180	303,499

Total assets		1,327,018,637	1,376,166,092	202,929,454

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payables		82,560,888	79,128,081	11,668,227
Other payables and accruals	11	45,809,825	55,019,736	8,113,210
Advances from customers		3,308,173	9,804,405	1,445,758
Income tax payables		499,471	329,151	48,537
Deferred revenue		1,518,203	5,517,159	813,560

Total current liabilities		133,696,560	149,798,532	22,089,292

Non-current liabilities
Deferred tax liabilities		—	2,666,030	393,133
Deferred revenue		6,227,860	6,677,960	984,732

Total non-current liabilities		6,227,860	9,343,990	1,377,865

Total liabilities		139,924,420	159,142,522	23,467,157

Commitments and contingencies	20

Shareholders’ Equity
Ordinary Shares, US$0.00005 par value; 1,000,000,000 shares authorised as of June 30, 2009 and 2010; 35,589,120 and 37,613,701 shares issued and outstanding as of June 30, 2009 and 2010 respectively	12	14,504	15,195	2,241
Additional paid-in capital		1,029,778,033	1,049,366,056	154,739,520
Accumulated other comprehensive loss		(93,632,438)	(88,951,624)	(13,116,808)
Retained earnings		250,934,118	256,593,943	37,837,344

Total shareholders’ equity		1,187,094,217	1,217,023,570	179,462,297

Total liabilities and shareholders’ equity		1,327,018,637	1,376,166,092	202,929,454

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	NOTES	2008	2009	2010	2010
		RMB	RMB	RMB	US$

Net revenue		651,934,602	671,145,679	680,287,877	100,315,251
Cost of revenue (a)		(318,787,904)	(326,400,700)	(368,753,623)	(54,376,410)

Gross profit		333,146,698	344,744,979	311,534,254	45,938,841

Research and development expenditures (a)		(52,666,685)	(56,301,924)	(52,731,069)	(7,775,724)
Sales and marketing expenses (a)		(197,430,136)	(210,692,882)	(219,494,698)	(32,366,688)
General and administrative expenses (a)		(44,259,888)	(58,498,799)	(91,774,452)	(13,533,061)
Other operating expenses	14	(3,131,763)	(158,466)	(3,028,249)	(446,546)

Total operating expenses		(297,488,472)	(325,652,071)	(367,028,468)	(54,122,019)

Other operating income	15	44,100,827	45,575,781	41,629,196	6,138,641

Operating income (loss)		79,759,053	64,668,689	(13,865,018)	(2,044,537)
Derivative (loss) gain		(1,868,238)	5,807,511	—	—
Interest income		13,643,761	5,307,899	9,134,152	1,346,922
Investment income		11,057,176	15,257,412	2,823,770	416,393
Other non-operating income	16	42,708,114	6,203,615	5,962,349	879,208

Income before income taxes		145,299,866	97,245,126	4,055,253	597,986
Income taxes (expenses) benefits	17	(1,101,395)	(254,883)	1,604,572	236,610

Net income		144,198,471	96,990,243	5,659,825	834,596
Deemed dividend		(379,092)	—	—	—

Net income attributable to ordinary shareholders		143,819,379	96,990,243	5,659,825	834,596

Net income per share
Basic	18	4.03	2.66	0.15	0.02
Diluted	18	3.93	2.62	0.14	0.02

Weighted average ordinary shares outstanding
Basic		33,153,982	36,446,790	38,327,047	38,327,047
Diluted		34,056,315	37,069,492	39,201,389	39,201,389
Note (a):

	Year ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Share-based compensation expenses during the related period included in =

Cost of revenue	228,400	240,079	295,940	43,639
Research and development expenditures	4,174,846	3,198,310	2,644,871	390,013
Sales and marketing expenses	14,846,359	2,452,724	1,979,759	291,935
General and administrative expenses	1,095,032	2,282,348	5,475,251	807,381

	20,344,637	8,173,461	10,395,821	1,532,968

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Share	Amount	capital	income (loss)	earnings	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB

As of July 1, 2007	21,473,442	8,888	48,737,939	(5,497,826)	61,428,933	104,677,934	63,412,440

Issue of ordinary shares pursuant to initial public offering	10,202,641	3,809	1,067,015,352	—	—	1,067,019,161	—
Direct offering expenses	—	—	(90,480,425)	—	—	(90,480,425)	—
Conversion of preference shares to ordinary shares	6,521,962	2,698	129,753,248	—	—	129,755,946	—
Share repurchase	(143,484)	(49)	(5,833,952)	—	—	(5,834,001)	—
Exercise of share options	8,640	3	82,183	—	—	82,186	—
Net income	—	—	—	—	144,198,471	144,198,471	144,198,471
Share-based compensation	—	—	20,344,637	—	—	20,344,637	—
Cumulative translation adjustment	—	—	—	(84,451,629)	—	(84,451,629)	(84,451,629)
Deemed distribution to shareholders	—	—	—	—	(379,092)	(379,092)	—

As of June 30, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	59,746,842

Share repurchase	(2,585,138)	(883)	(62,461,110)	—	—	(62,461,993)	—
Exercise of share options	111,057	38	661,926	—	—	661,964	—
Net income	—	—	—	—	96,990,243	96,990,243	96,990,243
Share-based compensation	—	—	8,173,461	—	—	8,173,461	—
Cumulative translation adjustment	—	—	—	(3,682,983)	—	(3,682,983)	(3,682,983)
Dividend to ordinary shareholders (US$0.56 per share)	—	—	(86,215,226)	—	(51,304,437)	(137,519,663)	—

As of June 30, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217	93,307,260

Issue of shares (note 12)	2,647,743	905	37,384,095	—	—	37,385,000	—
Share repurchase (note 12)	(1,394,300)	(477)	(38,698,132)	—	—	(38,698,609)	—
Exercise of share options	771,138	263	10,506,239	—	—	10,506,502	—
Net income	—	—	—	—	5,659,825	5,659,825	5,659,825
Share-based compensation	—	—	10,395,821	—	—	10,395,821	—
Cumulative translation adjustment	—	—	—	(4,714,440)	—	(4,714,440)	(4,714,440)
Unrealised gain on available-for-sale investment	—	—	—	9,395,254	—	9,395,254	9,395,254

As of June 30, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	1,217,023,570	10,340,639

As of June 30, 2010 (US$)		2,241	154,739,520	(13,116,807)	37,837,343	179,462,297	1,524,831

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	144,198,471	96,990,243	5,659,825	834,596
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortisation of intangible assets	5,115,148	5,779,198	6,895,938	1,016,875
Depreciation of property, plant and equipment	3,021,971	4,901,623	10,827,312	1,596,595
Allowance for doubtful debts	11,184,045	1,459,142	21,262,662	3,135,392
Write-down of excess and obsolete inventories	9,764,368	2,131,102	9,667,136	1,425,516
Loss on disposal of property, plant and equipment	3,009	13,187	696,290	102,675
Impairment loss on intangible assets	—	—	264,227	38,963
Share-based compensation	20,344,637	8,173,461	10,395,821	1,532,968
Derivative loss (gain)	1,868,238	(5,807,511)	—	—
Loss (gain) on trading investments, net	852,373	1,428,850	(868,255)	(128,033)
Unrealised exchange difference	(83,724,258)	(3,620,484)	(4,290,296)	(632,648)

Changes in current assets and liabilities:
Trading investments	(13,727,590)	3,467,425	3,354,018	494,583
Accounts receivable	(77,684,005)	(11,384,547)	(158,332,518)	(23,347,713)
Related party receivables	(56,849)	78,462	190,423	28,080
Inventories	(5,540,415)	(69,110,434)	(399,894)	(58,968)
Prepaid expenses and other current assets	(27,458,039)	(11,034,028)	187,521	27,652
Deferred tax assets	1,083,786	83,085	808,067	119,158
Accounts payables	(13,134,766)	47,733,636	(5,572,429)	(821,710)
Other payables and accruals	2,439,154	14,441,414	(14,806,402)	(2,183,352)
Advances from customers	(13,174,167)	482,643	2,831,761	417,571
Deferred revenue	5,237,786	(3,448,578)	4,449,056	656,058
Income tax payables	17,607	(316,440)	(564,214)	(83,199)
Deferred tax liabilities	—	—	(1,071,396)	(157,986)

Net cash (used in) provided by operating activities	(29,369,496)	82,441,449	(108,415,347)	(15,986,927)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(3,925,188)	(96,829,444)	(20,361,429)	(3,002,496)
Acquisition of intangible assets	(5,028,528)	(3,736,744)	(7,825,000)	(1,153,875)
Acquisition of the Little New Star Education Group (“LNS”), net of cash acquired of RMB6,359,000 (note 10)	—	—	(4,485,215)	(661,390)
Deposits for investment	(910,000)	(21,581,952)	(4,200,000)	(619,332)
Disposal of property, plant and equipment	557	—	—	—
(Increase) decrease in held-to-maturity investments	(747,000,000)	747,000,000	—	—
Increase in investments	—	—	(20,480,700)	(3,020,084)
(Increase) decrease in short-term bank deposits	—	(274,200,000)	214,200,000	31,585,932

Net cash (used in) provided by investing activities	(756,863,159)	350,651,860	156,847,656	23,128,755

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	976,538,736	—	—	—
Proceeds from exercise of shares options	82,186	661,964	10,506,502	1,549,289
Shares repurchase	(5,834,001)	(62,461,993)	(38,698,609)	(5,706,497)
Dividend paid to ordinary and preference shareholders	—	(137,519,663)	—	—
Repayment of short term borrowings of LNS (note 10)	—	—	(7,000,000)	(1,032,220)

Net cash provided by (used in) financing activities	970,786,921	(199,319,692)	(35,192,107)	(5,189,428)

Effect of exchange rate changes on cash and cash equivalents	(1,698,532)	(85,011)	(424,144)	(62,545)
Net increase in cash and cash equivalents	184,554,266	233,773,617	13,240,202	1,952,400
Cash and cash equivalents at the beginning of year	77,367,126	260,222,860	493,911,466	72,832,186

Cash and cash equivalents at the end of year	260,222,860	493,911,466	506,727,524	74,722,041

Supplemental disclosure of cash flow information:
Income taxes paid (refund)	—	488,238	(803,368)	(118,465)

Non-cash investing and financing activities:
Deemed distribution to shareholders	(379,092)	—	—	—
Derivative (loss) gain	(1,868,238)	5,807,511	—	—
Acquisition of property, plant and equipment funded through other payables and accruals	—	9,833,622	—	—
Acquisition of LNS through issue of shares	—	—	37,385,000	5,512,792
Acquisition of LNS through settlement of deposits for investment	—	—	21,581,952	3,182,475
The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Company information
Noah Education Holdings Ltd. (the “Company”) and its subsidiaries and variable interest entity (“VIE”) (hereinafter collectively referred to as the “Group”) is a leading provider of interactive electronic educational materials, developing and providing content targeting primarily Chinese elementary, middle and high school students in the People’s Republic of China (the “PRC”). The Group’s content focuses on interactive, multimedia learning materials that complement the Chinese national and local school curricula, covering subjects such as English, Chinese, physics, chemistry, geography and history. The Group’s content is primarily distributed through the sale of specialty, handheld digital learning devices (“DLD”) and kids learning devices (“KLD”), into which contents are embedded, and through the Group’s website.
As of June 30, 2010, details of the Group’s subsidiaries and variable interest entity subsidiary are as follows:

	Place of
	establishment	Percentage of
Name of subsidiary	and operation	ownership	Principal activities

Beijing Haidian New Noah School (“BJS”)	PRC	100%	After-class tutoring services

Beijing Noah Zhi Yuan Education Consulting Co. Ltd. (“BJNZY”)	PRC	100%	After-class tutoring services

Beijing Xicheng New Noah School (“BXNNS”)	PRC	100%	After-class tutoring services

Bright Sound Electronic Technology (Shenzhen) Co., Ltd. (“BSTS”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Bright Sound Limited	British Virgin Islands (“BVI”)	100%	Investment holding

Changsha Furong District Nan Ming Yuan Little New Star Kindergarten (“CSNMK”)	PRC	100%	Kindergarten education

Changsha Hightech Development Zone Xinya Co., Ltd. (“CSXY”)	PRC	100%	Research and development, and distribution of software contents

Changsha Leiseng Education Software Co., Ltd. (“CSLS”)	PRC	100%	Sales of English training materials to primary schools and franchisees

Changsha Little New Star Animation Digital Technology Co., Ltd. (“CSADT”)	PRC	100%	Sales of English training materials to kindergartens, franchisees and developing franchised-schools

Changsha Little New Star Stationary Development Co., Ltd. (“CSSD”)	PRC	100%	Sales of English training materials to primary schools and franchisees

Changsha Mei Lin Shui Jun Kindergarten (“CSMLK”)	PRC	100%	Kindergarten education

Changsha Tianxin District Little New Star School (“CSTXS”)	PRC	100%	After-class tutoring services

Changsha Tianxin District New Star English Training School (“CSNSC”)	PRC	100%	After-class tutoring services

Chengdu Innovative Noah Electronic Co., Ltd. (“CINE”)	PRC	100%	Distribution of electronic learning products

NOAH EDUCATION HOLDINGS LTD.
1.	Company information — continued

	Place of
	establishment	Percentage of
Name of subsidiary	and operation	ownership	Principal activities

Chengdu New Noah School (“CDS”)	PRC	100%	After-class tutoring services

Chengdu Shidai Noah Education Software Co., Ltd. (“CDSD”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Chengdu Shidai Noah Information Technology Co., Ltd. (“CDSDT”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Chengdu Zhiyuan Noah Education Technology Co., Ltd. (“CDZY”)	PRC	100%	Research and development, and distribution of software contents

Chongqing New Noah School (“CQS”)	PRC	100%	After-class tutoring services

Global Ring Limited	Hong Kong (“HK”)	100%	Investment holding

Innovative Noah Electronic (Shenzhen) Co., Ltd. (“INES”)	PRC	100%	Manufacture and distribution of electronic learning products

New Noah Technology (Shenzhen) Co., Ltd. (“NNTS”)	PRC	100%	Research and development, and distribution of software for electronic learning products

Noah Education Development (Chengdu) Co., Ltd. (“NEDCD”)	PRC	100%	Provision of educational services, research and development and distribution of software

Noah Education Technology (Shenzhen) Co., Ltd. (“NETS”)	PRC	100%	Research and development, and distribution of software contents

Shanxi Datong Little New Star Foreign Language School (“DTS”)	PRC	100%	After-class tutoring services

Shenzhen New Noah Education Investment Development Co., Ltd. (“SNNEI”)	PRC	100%	Provision of educational services, research and development, and distribution of software

Shenzhen Zhi Yuan Noah Internet Co., Ltd. (“Zhi Yuan”)	PRC	No direct ownership; VIE	Provision of online services for downloading software and courseware

Well Profit Creation Limited (“WPC”)	HK	100%	Investment holding

Win Bright Creation Limited (“WBC”)	HK	100%	Investment holding

Xiangtan Yuetang District Little New Star English School (“XTS”)	PRC	100%	After-class tutoring services
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

NOAH EDUCATION HOLDINGS LTD.
1.	Company information — continued
Based on these contractual agreements, the Company believes that Zhi Yuan should be considered as a variable interest entity as the equity investors do not have the characteristics of a controlling financial interest and the Company is the primary beneficiary of Zhi Yuan. Accordingly, the Company believes that financial results and financial position of Zhi Yuan should be, and continue to be consolidated under Accounting Standards Codification (“ASC”) 810 issued by the Financial Accounting Standard Board (“FASB”).
The creditors of Zhi Yuan have no recourse to the general credit of the Company. The carrying amount of the total assets and total liabilities of Zhi Yuan as of June 30, 2010 was approximately RMB4,857,000 (US$716,000) and RMB2,370,000 (US$349,000), respectively and there was no pledge or collateral of its assets.
The Company, through its wholly owned subsidiaries, provided funding during the years ended June 30, 2009 and 2010 to Zhi Yuan, for the sole purpose of funding daily operations. As of June 30, 2010, Zhi Yuan owed RMB2,300,000 (US$339,000) to the Company’s wholly owned subsidiaries. The amount was interest-free and repayable on demand.
2.	Summary of significant accounting policies
(a)	Basis of presentation
The accompanying consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
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
On an ongoing basis, the Group evaluates its estimates, including those related useful lives of intangible assets and property, plant and equipment, fair value of investments, the fair value and useful lives of the assets and intangible assets acquired in business combinations, goodwill, share-based compensation expenses and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
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
The functional currency of the Company’s subsidiaries and VIE is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.
The translations of RMB amounts as of and for the year ended June 30, 2010 into US$ are included solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7815, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2010. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realised or settled into US$ at that rate or at any other rate.
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
Investments represent the Group’s investments in equity securities, and are classified as trading investments, available-for-sale investment or investments at cost. Investments in equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Investments classified as trading investments are recorded at fair value with unrealised holding gains and losses recorded in the net income. The fair value of the Group’s investments classified as trading is based on the quoted market price on the last business day of the fiscal year. Available-for-sale investment is recorded at fair value with unrealised changes in fair value recorded in the accumulative other comprehensive income. The fair value of Group’s available-for-sale investment is determined by applying combination of income and market approach, based on a number of unobservable input.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(g)	Investments — continued
The Group’s investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.
(h)	Inventories
Inventories are stated at the lower of cost and market value. Cost is calculated using the weighted average method. The Group estimates the write-down of excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realisable value.
(i)	Property, plant and equipment, net
Property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment loss.
Depreciation is calculated on a straight-line basis over the following estimated useful lives after taking into account the residual values. Estimated useful lives are:

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
Acquired intangible assets includes patents, trademarks, licenses, mini lamb video series, franchise agreement, non-competition agreement and copyrights are measured initially at cost and amortised on as straight-line basis over their estimated useful lives.
The Company is currently amortising its acquired intangible assets with definite lives over periods ranging from 1 to 15 years.
Intangible assets, representing LNS trademark, with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(k)	Impairment of long-lived assets
The Group reviews property, plant, and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If property, plant, and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognised equals the amount by which the carrying value of the assets exceeds its fair market value.
No impairment of property, plant and equipment was recognised for the years ended June 30, 2008, 2009 and 2010. An impairment loss of RMB264,227 (US$38,963) on intangible assets was recognised during the year ended June 30, 2010 related to a patent no longer being used as a result of a training school deregistered during the year.
(l)	Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.
Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of June 30, 2010, and no impairment loss was required. The change in the carrying amount of goodwill for the year ended June 30, 2010 is as follows:

	RMB	US$

Balance as of July 1, 2009	—	—
Goodwill acquired during the year (note 10)	56,597,146	8,345,815
Balance as of June 30, 2010	56,597,146	8,345,815

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(m)	Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, short-term bank deposits, accounts receivables, related party receivables, other current assets, accounts payable and other payables. The fair values of these financial instruments approximate their carrying amounts due to the short-term nature of these instruments.
Trading investments are recorded at its fair value, with reference to quoted prices in active markets.
The available-for-sale investment is recorded at its fair value, categorised into Level 3, derived from valuation techniques as discussed in the following.
Fair Value Hierarchy
The Company follows a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorisation within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
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
(n)	Revenue recognition
Revenue is only recognised when persuasive evidence of an arrangement exists, delivery has occurred provided that there are no significant post delivery obligations to the customers, the sale price is fixed or determinable, and collection is reasonably assured. If the arrangement is subject to customer acceptance, the revenue is deferred and recognised until acceptance occurs.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(n)	Revenue recognition — continued
The Group generates its revenues from the following:
(i)	Electronic learning devices
The Group’s handheld electronic learning devices include digital learning devices, kids learning devices and e-dictionaries. The devices sold include both hardware and software related elements and the software elements are more than incidental to the devices’ functionality. The sale of electronic learning devices also includes elements of content and general telephone support. Upon physical delivery of the electronic learning devices, the software, hardware, and most of the content elements have been delivered because software and content are built-in with the hardware. The general telephone customer support available to customers are considered post-contract customer support (“PCS”) as this support is received by the customers after the physical delivery of the devices. The revenue related to telephone support is recognised together with the revenue from sales of the devices, as no separate fee is charged for the telephone customer support, the telephone customer support is substantially provided within one year after the sales of devices, and the cost related to offering these telephone support services are insignificant. The Group also considers delivery of its content to have occurred upon the physical delivery of the devices as the customers have the ability to commence the downloading of the general content from the Group’s websites. The Group does not have further obligations to update or modify the content. Accordingly, revenue from electronic learning devices is generally recognised when goods are delivered and title has passed to the distributors and collectability is reasonably assured.
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
The Group provides certain rebates to their distributors. Cash consideration given to the distributors, such as marketing allowances, for which the Group receives a separately identifiable benefit and can reasonably estimate fair value are accounted as an expense rather than a reduction of the revenue. Other cash consideration, including price allowances based on volume purchasing levels, is recognised as a reduction of revenue.
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
The Group sold prepaid cards primarily to distributors. Prepaid premium cards represent prepaid service fees and users were entitled to particular content available on the Group’s website. The prepaid service fee was recorded as deferred revenue upon receiving the upfront cash payment. Revenue was recognised upon actual use of the card by the customers or upon the expiration of the card. The Group ceased the sale of prepaid cards in fiscal year 2009.
(iii)	Software
Revenue from stand-alone contracts to sell proprietary software, content and related after sales and maintenance services is not recognised upon delivery, due to the presence of undelivered elements, including technical support and rights to receive unspecified enhancements of software on a when-and-if available basis (collectively referred as post-contract customer support or “PCS”), bug fixes and providing access to a website to enable users to download Group’s searchable database, receive broadcasts of courseware and access other services on the Group’s website. As the Group does not have vendor-specific objective evidence to allocate a portion of the fee to the undelivered service element, and PCS, the Group accounts for the entire contract as a single unit of accounting. The Group applies the revenue recognition model of the final deliverable (the website access) included in the arrangement to the entire contract. No provision was made for warranty and bug fixes as the cost of fulfilling such obligation is insignificant. Accordingly, the Group recognises the total contract amount ratably over the service period in which the Company has committed to provide access to its website, that is, to commence revenue recognition only after the software and related content was delivered and accepted, and after the content has been made available to the mobile phone users to download in February 2008.
The unrecognised portion would be recorded as deferred revenue, a liability on the consolidated balance sheet.
(iv)	Tuition fee income
The Group provides after-class tuition programs to primary and secondary school students and English Language training to kids. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognised as revenue ratably over the course of the tuition programs.
(v)	Franchising fee
The Group generates revenue by franchising schools under the brand name of Little New Star (details of which is disclosed in Note 10). Initial franchise fee represents provision of initial setup services. Initial franchising fee is recognised as revenue upon the opening of the schools as the initial franchising fees are non-refundable and the Group does not have significant continuing obligations related to the initial franchising fee after the schools are opened.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(n)	Revenue recognition — continued
(vi)	Continuing support fee
The Group provides continuing supporting services to the franchise schools including marketing and advertising services. The continuing support fee is received upfront and the revenue is deferred and evenly recognised over the life period of the continuing supporting service agreement.
(vii)	Teaching materials
The Group’s teaching materials consist of textbooks and assisting teaching books. The Group considers its customers to be the franchised school operators and does not sell directly to end-users. Revenue from teaching materials is generally recognised when goods are delivered and title has passed to the franchised school operators and collectability is reasonably assured. No refund or return is allowed upon delivery of teaching materials to the franchised schools.
The Company’s subsidiaries and its VIE are subject to value added tax (“VAT”) of 17% or business tax (“BT”) of 5% on the revenue earned for goods sold and services rendered, respectively, in the PRC. The Group presents revenues net of such VAT and BT which amounted to RMB130,246,687, RMB159,403,581, RMB92,362,473 (US$13,619,770) for the years ended June 30, 2008, 2009 and 2010, respectively.
(o)	Software development costs
Costs related to research and development are generally charged to expense as incurred. Capitalisation of development costs for software to be sold or marketed begins when a product’s technological feasibility has been established. In most instances, the Group’s products are released soon after technological feasibility has been established. Therefore, costs incurred subsequent to achievement of technological feasibility are usually not significant, and generally all software development costs have been immediately expensed.
The Group expenses all internal software and website development costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content. Costs incurred during the application development stage are capitalised if material. All website and software development costs have been expensed as incurred as there were no significant costs incurred for development of internal software and website during the application development stage.
(p)	Advertising costs
The Group expenses advertising costs as incurred. Total advertising costs were RMB103,416,139, RMB84,316,491, RMB78,910,126 (US$11,636,087) for the years ended June 30, 2008, 2009 and 2010, respectively, and have been included as part of sales and marketing expenses.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(q)	Cost of revenue
Cost of sale of electronic learning devices consists primarily of cost of raw materials, sub-contracting fees, depreciation and maintenance costs for servers and related equipment, amortisation of intangible assets and other related incidental expenses which are directly attributable to the rendering of the Group’s principal operations. The cost related to the revenue from prepaid cards and software represent the costs related to the provision of content, the maintenance of the Group’s website and the development of the proprietary software.
Cost of sale of teaching materials consists primarily of cost of raw materials and other related incidental expenses which are directly attributable to the production of the course material designated to the training courses provided by the schools.
(r)	Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are charged to the statements of operations on a straight-line basis over the term of the relevant lease.
(s)	Retirement benefit costs
The employees of the Group are members of state-managed retirement benefit schemes operated by the local governments. The Group is required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. The total costs charged to the consolidated statements of operations were RMB5,789,085, RMB6,479,228, RMB8,619,944 (US$1,271,097) for the years ended June 30, 2008, 2009 and 2010, respectively, representing contributions payable to this scheme for the corresponding period.
(t)	Government subsidies
The Group receives government subsidies in relation to refund of VAT to encourage development in the software industry, which amounted to RMB39,913,661, RMB43,360,888, RMB37,640,235 (US$5,550,429) for the years ended June 30, 2008, 2009 and 2010, respectively. The Company recorded the government subsidies as other operating income when all conditions to qualify for the receipt of the government subsidies have been met.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(u)	Income taxes
Deferred income taxes are recognised for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realised. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
The Group recognises the effect of income tax positions only if those positions are more likely than not of being sustained. Recognised income tax positions are measured at the largest amount that is greater than 50% likely of being realised. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognised tax benefits and penalties, if any, in income tax expenses.
(v)	Share-based compensation
The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The fair value of stock options is determined using the Black-Scholes valuation model.
The Company recognises the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award.
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
Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. The Group has determined that its convertible preference shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share prior to the conversion of its convertible preference shares in October 2007. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the iF-converted method. Subsequent to the conversion of its convertible preference shares, the iF-converted method is used to calculate diluted earnings per share.

NOAH EDUCATION HOLDINGS LTD.
2.	Summary of significant accounting policies — continued
(z)	Dividend

Dividends are recognised when declared.
(aa)	Concentration of credit risk
The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Group has invested in financial products with a small number of financial institutions and these financial institutions also have high-credit ratings and quality.
The Group conducts credit evaluations of customers. The Group establishes an allowance for doubtful debts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, allowance for doubtful debts was RMB8,487,165 and RMB27,796,553 (US$4,098,880) as of June 30, 2009 and 2010, respectively.
(ab)	Business combinations
The Group accounts for its business combinations using the acquisition method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets acquired, and liabilities the Group assumed base on their estimated fair values.
From July 1, 2009, the Group adopted Accounting Standard Codification, or ASC, 805 Business Combination (formerly Statement of Financial Accounting Standards “SFAS”) No. 141 (revised 2007), “ Business combination ”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the acquisition date of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interest. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the Group shall reassess whether it has correctly identified all the assets acquired and all the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If the excess remains after the reassessment, the Group shall recognize the resulting gain in earnings on acquisition date.

NOAH EDUCATION HOLDINGS LTD.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material. Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition.
From July 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, and it is subsequently carried at fair value with changes in fair value reflected in earnings.
3.	Recently issued accounting pronouncements
In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group is in the process of determining the impact of adoption of ASU 2009-13 on the Group’s financial position, results of operations and cash flows.

NOAH EDUCATION HOLDINGS LTD.
3.	Recently issued accounting pronouncements — continued
In October 2009, the FASB published FASB ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements. ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in ASC Subtopic 985-605, Software-Revenue Recognition. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. The amendments also provide additional guidance on how to determine which software, if any, relating to the tangible products would be excluded from the scope of the software revenue guidance. These amendments significantly expand the disclosure requirements of multiple-deliverable revenue arrangements.  The provisions of ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Group is in the process of determining the impact of adoption of ASU 2009-14 on the Group’s financial position, results of operations and cash flows.
In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets (“ASU 2009-16”), which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.
In December 2009, the FASB issued ASU 2009-17, Amendments to FASB Interpretation No. 46(R), Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”) which amends the FASB ASC for the issuance of FASB Statement No. 167, issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in a VIE, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. The adoption of ASU 2009-17 is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

NOAH EDUCATION HOLDINGS LTD.
3.	Recently issued accounting pronouncements — continued
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”). The ASU amends FASB ASC 820 Fair Value Measurements and Disclosures (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of ASU 2010-06 is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.
In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, US GAAP does not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group is in the process of evaluating the effect of adoption of this pronouncement.

NOAH EDUCATION HOLDINGS LTD.
3.	Recently issued accounting pronouncements — continued
In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition – Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognise consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Group is in the process of determining the impact of adoption of this pronouncement on the Group’s financial position, results of operations and cash.
In July 2010, FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this ASU is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The Group is in the process of evaluating the effect of adoption of this pronouncement.
4.	Investments
The Group’s investments are classified into:

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Current:
Trading investments (at fair value)	7,978,942	5,493,179	810,024

Non-current:
Available-for-sale investment (at fair value)	—	23,048,725	3,398,765
Investment (at cost less impairment)	—	6,827,229	1,006,743

	—	29,875,954	4,405,508

NOAH EDUCATION HOLDINGS LTD.
4.	Investments — continued
(Loss) gain on trading investments has been included in investment income in the consolidated statements of operations and is consisted of the following:

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Realised gain	—	399,408	—	—
Unrealised (loss) gain	(852,373)	(1,828,258)	868,255	128,033

Total	(852,373)	(1,428,850)	868,255	128,033

As of June 30, 2010, the Group’s trading investments represent investments in equity securities listed on The Stock Exchange of Hong Kong Limited and measured at fair value based on the quoted prices in active market for identical assets at the reporting date (Level 1).
Accrued investment income receivables were included in prepaid expenses and other current assets.
In February 2010, the Group acquired Series A Preferred Stock and Series B Preferred Stock representing approximately a 21% voting interest on a diluted basis in Franklin Electronic Publishers, Inc. (“Franklin”). Franklin sells electronic books and licensing its underlying technology across the globe. The Group cannot exercise significant influence over Franklin’s operating and financial activities. The Group accounts for its investments in Series A Preferred Stock and Series B Preferred Stock using the fair value method and cost method of accounting, respectively.
As of June 30, 2010, the Group’s available-for-sale investment at fair value represents investment in Series A Preferred Stock of Franklin and the estimation of fair value is determined by using a combination of income and market approach. Under the income approach, it uses cash flow projections based on the forecast covering a five-year period and a terminal value at the end of the fifth year with a discount rate of 18% determined based on the weighted average cost of capital. Cash flow projections during the budget period for the investment are based on the expected gross margins during the budget period. Budgeted gross margins were determined based on past performance and the management’s expectations for the market development.
The market approach is performed by utilizing the trading multiples including the market value of invested capital over sales and market value of invested capital over gross profit as at June 30, 2010.

NOAH EDUCATION HOLDINGS LTD.
4.	Investments — continued
The fair value of available-for-sale was determined using the midpoint of the values from the two approaches above after applying 26% marketability discount based on restricted stock studies having considered the size and profitability of the investment. There has been no transfer in and/or out of Level 3.

	Available-for-sale
	investment
	RMB	USD

Acquisition during the year	13,653,471	2,013,341
Unrealised gain (note)	9,395,254	1,385,424

Balance as at June 30, 2010	23,048,725	3,398,765

Note:	Unrealised gain on available-for-sale investment at fair value has been included in the accumulated other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.
As of June 30, 2010, the Group’s investment at cost less impairment represents investment in Series B Preferred Stock of Franklin. No impairment was made during the year.
5.	Accounts receivable, net of allowance

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Accounts receivable	189,890,294	346,573,060	51,105,664
Notes receivable	250,000	—	—
Less: allowance for doubtful debts	(8,487,165)	(27,796,553)	(4,098,880)

	181,653,129	318,776,507	47,006,784

The movements of the allowance for doubtful debts during the years are as follow:

	As of June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Balance at the beginning of year	1,966,611	13,150,656	8,487,165	1,251,517
Additions	11,184,045	1,459,142	21,262,662	3,135,392
Write-offs	—	(5,517,524)	(1,953,274)	(288,029)
Recovered	—	(605,109)	—	—

Balance at the end of year	13,150,656	8,487,165	27,796,553	4,098,880

NOAH EDUCATION HOLDINGS LTD.
5.	Accounts receivable, net of allowance — continued
In determining whether allowance for doubtful debts is required, the Company takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is only made for accounts receivable that are unlikely to be collected.
6.	Inventories
Inventories consist of the following:

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Raw materials	34,589,373	32,024,762	4,722,371
Work-in-progress	35,812,049	26,645,575	3,929,157
Finished goods	81,471,381	90,067,900	13,281,413

Inventories, net	151,872,803	148,738,237	21,932,941

RMB9,764,368, RMB2,131,102 and RMB9,667,136 (US$1,425,516) of excess and obsolete inventories were written down to lower of cost or market value and included in the cost of revenue in the years ended June 30, 2008, 2009 and 2010, respectively.
7.	Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Subsidy receivables	43,476,111	22,025,225	3,247,840
VAT recoverable	9,092,696	23,947,768	3,531,338
Advances to suppliers	6,931,395	10,424,981	1,537,268
Prepaid advertising expenses	3,025,019	1,075,383	158,575
Staff advances	1,249,410	1,301,939	191,984
Interest receivable	1,018,776	206,536	30,456
Rental deposits	972,782	931,516	137,361
Advances to the Board Secretary of the Company	152,713	170,000	25,068
Deposits for shares buy back	—	1,738,511	256,361
Advances to branches employees	1,356,126	2,208,199	325,621
Others	1,764,597	5,724,325	844,110

	69,039,625	69,754,383	10,285,982

NOAH EDUCATION HOLDINGS LTD.
8.	Property, plant and equipment, net
Property, plant and equipment consisted of the following:

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Buildings	111,304,359	127,746,992	18,837,572
Leasehold improvements	1,483,194	13,310,028	1,962,697
Machinery	875,814	684,345	100,914
Office equipment	8,270,308	12,062,466	1,778,731
Computer equipment	4,764,883	5,685,573	838,395
Motor vehicles	4,939,542	6,868,682	1,012,856

	131,638,100	166,358,086	24,531,165
Less: accumulated depreciation	(12,018,153)	(22,108,264)	(3,260,086)

Property, plant and equipment, net	119,619,947	144,249,822	21,271,079

Depreciation expenses related to property, plant and equipment were RMB3,021,971, RMB4,901,623 and RMB10,827,312 (US$1,596,595) for the years ended June 30, 2008, 2009 and 2010, respectively.
As of June 30, 2010, the Group has not entered into any commitments for capital expenditure for property, plant and equipment, which are expected to be disbursed during the year ending June 30, 2011.
9.	Intangible assets, net

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Patents, trademarks and licenses	8,376,548	9,070,803	1,337,581
Copyrights, mini lamb video and franchises agreement	—	21,700,000	3,199,882
Non- competition agreement	—	5,000,000	737,300

	8,376,548	35,770,803	5,274,763
Less: accumulative amortisation	(3,914,788)	(6,644,208)	(979,755)

Intangible assets, net	4,461,760	29,126,595	4,295,008

Amortisation is computed using the straight-line method over the intangible assets’ economic lives, (trademark with indefinite useful life acquired through acquisition of LNS (note 10) is not subject to amortisation), as the following:

Patents, trademarks and licenses	1 - 10 years
Copyrights, mini lamb video and franchises agreement	15 years
Non-competition agreement	10 years

NOAH EDUCATION HOLDINGS LTD.
9.	Intangible assets, net — continued

During the year ended June 30, 2010, the Group acquired RMB24,000,000 intangible assets, consist of copyrights, mini lamb video, franchises agreement and non-competition agreement, through acquisition of LNS (note 10). In addition, approximately RMB4,020,000 patents were expired and fully amortised during the year.

Amortisation expenses were RMB5,115,148, RMB5,779,198 and RMB6,895,938 (US$1,015,467) for the years ended June 30, 2008, 2009 and 2010, respectively. The following table represents the total estimated amortisation expense of intangible assets for each of the next five years:

	RMB	US$
Year ending June 30,
- 2011	3,700,077	545,613
- 2012	1,817,994	268,081
- 2013	1,619,066	238,747
- 2014	1,417,100	208,966
- 2015	1,450,667	213,915

10.	Acquisitions

10.1	Acquisition of LNS

On July 2, 2009, the Group acquired a 100% equity interest in LNS, a Changsha-based private education service provider specialises in providing English language training for kids. The purpose of this acquisition was to develop the Group into a more comprehensive supplemental education services provider for children aged 3-19 in the Peoples’ Republic of China.

The purchase consideration of the acquisition includes cash consideration of RMB 53,000,000 (USD7,815,380) and 2,647,743 ordinary non-registered shares of the Company subject to a transfer restriction term (“Restricted Shares”) that each one third of the these shares cannot be transferred until the second, third and fourth anniversary of July 2, 2009. The cash consideration is agreed to be payable by installments through to January 2011. The fair value of these Restricted Shares approximates to RMB 37,385,000 (USD5,512,792) as determined on the basis of latest 20-day weighted average closing price of the Company’s shares by applying a put-option-discount model to derive the discount rate applicable to the value of the Restricted Shares on July 2, 2009.

The Group incurred approximately RMB2,309,000 (USD340,485) costs in relation to this acquisition and was recognised in the consolidated statement of operations for the year ended July 30, 2010.

NOAH EDUCATION HOLDINGS LTD.
10.	Acquisition — continued

10.1	Acquisition of LNS — continued
The following table summarizes the fair values of the assets and liabilities assumed by the Group on the date of acquisition of the business:

	Carrying value		Fair value
	at acquisition	Fair value	at acquisition
	date	adjustment	date
	RMB’000	RMB’000	RMB’000

Cash and cash equivalent	6,359		6,359
Account receivables	54		54
Inventories	5,875	259	6,134
Other current assets	2,686	(1,784)	902
Short term borrowings	(7,000)		(7,000)
Account payables	(2,140)		(2,140)
Advance from customers	(3,664)		(3,664)
Income tax payables	(394)		(394)
Other current liabilities	(3,444)		(3,444)
Fixed assets	15,163	629	15,792
Intangible assets	4,705	19,295	24,000
Deferred tax asset	—	926	926
Deferred tax liabilities	—	(3,737)	(3,737)

	18,200		33,788
Goodwill			56,597

Consideration			90,385

The intangible assets comprise of copyrights, mini lamb video, franchises agreement, non-competition agreement, which all amortised over a period of 10 to 15 years, and LNS trademark with indefinite useful lives not subject to amortisation.

The accompanying consolidated financial statements include the accounts of the acquired business as of June 30, 2010 and the operating results since the date of the acquisition, approximately RMB 39,898,000 (US$5,883,359)of revenue and RMB 8,730,000 (US$1,287,326)of net income of LNS have been included in the consolidated income statements for the year ended June 30, 2010.

NOAH EDUCATION HOLDINGS LTD.
10.	Acquisition — continued
10.2	Acquisition of Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”)

On March 12, 2010, NETS entered into an investment agreement with Wentai Education and shareholders of Wentai Education for the share transfer and capital injection in Wentai Education (the “Acquisition”) with the purpose to grow into education services business. The Wentai Education is a Guangdong-based private education service provider which is specialized in providing full time English-featured education of schools and kindergartens. Pursuant to the agreement, the former shareholders will firstly transfer 40% of the shareholdings in Wentai Education to a designated company named Shenzhen Jinyinhe Investment Co., Ltd (“Shenzhen Jinyinhe”) and Shenzhen Jinyinhe will then transfer the 40% NETS immediately. The consideration paid for this share transfer is RMB36,000,000, with RMB 25,000,000 payable before July 12, 2010, RMB 1,000,000 payable before September 1, 2010 and remaining RMB 10,000,000 payable upon request after the first two payments. After the share transfer, the acquirer NETS will inject the capital into the Wentai Education. NETS is obliged to pay RMB90,000,000 as capital injection in the Wentai Education, with RMB 30,000,000 allocating into issued share capital and RMB 60,000,000 into capital reserve of Wentai Education. Pursuant the agreement, the payment of RMB 90,000,000 in total should be completed before July 1, 2010 and the shareholding of NETS in Wentai Education will be further increased from 40% to 70% upon the successful payment. Therefore, control is presumed to be existed and two kindergartens will be brought into the Group at acquisition date.

The Group incurred approximately RMB920,000 (USD135,663) costs in relation to this acquisition and was recognised in the consolidated statement of operations for the year ended July 30, 2010.

NOAH EDUCATION HOLDINGS LTD.
10.	Acquisition — continued

10.2	Acquisition of Wentai Education — continued

On March 12, 2010, Xu Dong, who acts as the director of NETS, entered into a loan agreement with Wentai Education. Pursuant to this loan agreement, Wentai Education will lend RMB21,000,000 to Xu Dong and RMB9,000,000 to one of the shareholders of Wentai Education named Du Qi Cai to set up a new entity named Shenzhen Wentai Investment Co., Ltd. (“Wentai Investment”) for the purpose to acquire 67% shareholdings of Zhongda Foundation Education Investment Management Co., Ltd. (“Zhongda Foundation”), a company principally engages in elementary education. Both loan amounts are interest-free with a repayment period of 20 years. Meanwhile, Xu Dong and Du Qi Cai have to pledge their investment in Wentai Investment to Wentai Education with reference to the term and clause of the loan agreement in return. Such arrangement is to comply with PRC laws and regulations that restrict foreign ownership of companies operating elementary education business in the PRC. Upon acquisition of the 67% shareholdings, Xu Dong will transfer all the risks and rewards associated with the Wentai Investment to NETS. Based on these contractual agreements, Wentai Investment should be considered as a VIE as the equity investors do not have the characteristics of a controlling financial interest and NETS is the primary beneficiary of Wentai Investment. Accordingly, the Group shall consolidate the financial results and financial position of Wentai Investment under FASB ASC 810 once the control is obtained.

The initial deposits of RMB4,200,000 was paid at June 30, 2010 as disclosed in the consolidated balance sheets and the purchase consideration of RMB25,000,000 and RMB90,000,000 were made on July 29, 2010, also the acquisition date.

The transaction has been approved by both companies’ board of directors and substantially completed in the first quarter of fiscal year 2011. Further details of change in control in Wentai Education are set out in Note 23.

NOAH EDUCATION HOLDINGS LTD.
10.	Acquisition — continued

10.2	Acquisition of Wentai Education — continued
The following table summarizes the unaudited fair values of the assets and liabilities, determined based on provisional estimation, assumed by the Group as at year ended June 30, 2010:

	Carrying
	value at		Fair value at
	acquisition	Fair value	acquisition
	date	adjustment	date
	RMB’000	RMB’000	RMB’000

Cash and cash equivalents	110,619		110,619
Other receivables	6,003		6,003
Other Current assets	4,276		4,276
Fixed assets, net	25,688	3,277	28,965
Intangible assets, net	13,200	3,970	17,170
Deferred revenue — current	(12,802)		(12,802)
Other current liabilities	(12,121)		(12,121)
Long-term bank borrowings	(1,500)		(1,500)
Deferred tax liabilities	—	(1,812)	(1,812)

	133,363		138,798
Minority interest			(41,639)
Goodwill			28,841

			126,000

The following pro forma information of LNS and Wentai Education summarised the effect of the acquisitions, as if the acquisitions had occurred as of July 1, 2008 and July 1, 2009. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2008 and July 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises.

	Pro forma
	Year ended	Year ended
	June 30, 2009	June 30, 2010
	(unaudited)	(unaudited)

Revenue	727,312,020	728,450,802
Net income	108,543,330	13,494,591
Income per share — basic	2.98	0.35
Income per share — diluted	2.93	0.34

NOAH EDUCATION HOLDINGS LTD.
11.	Other payables and accruals
Other payables and accruals consisted of the following:

	As of June 30,
	2009	2010	2010
	RMB	RMB	US$

Other payables for acquisition of LNS	—	20,573,668	3,033,793
Accrued social welfare payments	7,202,858	8,248,213	1,216,282
Accrued salaries	3,027,189	4,932,436	727,337
Accrued bonus	4,383,685	4,589,417	676,755
VAT payable	4,474,115	2,635,680	388,657
Accrued consultation fee	1,337,799	2,027,825	299,023
Accrued advertising expenses	7,933,728	1,854,492	273,463
Accrued audit fee	2,459,398	1,828,623	269,649
Other payables to freight charges	1,345,679	1,297,127	191,274
Receipt in advance for summer camp	—	1,060,300	156,352
Accrued expenses	1,794,626	983,554	145,035
Deposits for franchise	—	628,320	92,652
Payable for acquisitions of property, plant and equipment	9,833,622	—	—
Others	2,017,126	4,360,081	642,938

	45,809,825	55,019,736	8,113,210

12.	Capital structure
Upon the incorporation of the Company in April 2004, 600,000,000 ordinary shares were authorised and 21,473,442 were issued at par value of US$0.00005 per share.

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

As these warrants were granted to Lehman Brothers as part of a transaction between the ordinary shareholders and holders of the convertible preference shares, and the Company did not received any proceeds or services in exchange for the warrants, the fair value of the warrants of RMB4,879,307 at issuance were charged to retained earnings as deemed dividend to the ordinary shareholders and holders of convertible preference shares of the Company. The fair value, of the warrants was determined using the Binomial option pricing model. All the warrants expired on April 18, 2009. In February 2010, 656,400 ordinary shares were brought back from Lehman Brothers and cancelled.

NOAH EDUCATION HOLDINGS LTD.
12.	Capital structure — continued

Upon the completion of the Company’s initial public offering, the Company’s authorized ordinary shares were raised to 1,000,000,000 at par value of US$0.00005 per share approved by a special resolution passed on October 5, 2007. In October 2007, all convertible preference shares were automatically converted into 6,521,962 ordinary shares. In addition, as part of the initial public offering, the Company issued 10,202,641 ordinary shares. The gross proceeds received were RMB1,067,019,161 (US$155,562,561) and the related issuance costs were RMB90,480,425 (US$13,191,297).

On November 11, 2008, a cash dividend of RMB137,519,663 (equivalent to US$20,121,099) was declared by the Company to its holders of ordinary shares.
During the year ended June 30, 2008, 2009 and 2010, 8,640, 111,057 and 771,138 ordinary shares were issued respectively as a result of exercises of share options by employees.

In addition to the 656,400 shares bought back from Lehman Brothers during the year ended June 30, 2010, the Company repurchased and cancelled 737,900 (2009: 2,585,138 and 2008: 143,484) ordinary shares.

As disclosed in Note 10, the Company issued 2,647,743 ordinary shares for acquisition of 100% interest in LNS.

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

In October 2006, the Company authorised an equity compensation plan (the “Equity Compensation Plan”) that provides for the issuance of options to purchase up to 1,473,442 ordinary shares, representing 5% equity interest in the Company, at the time of establishment of the plan, on a fully diluted basis. Pursuant to this Equity Compensation Plan, 1,473,442 ordinary shares were issued and held by Master Topful Limited (“Master Topful”). On October 26, 2006, Master Topful entered into agreements with certain employees of the Group to grant options to purchase 1,011,874 ordinary shares at an exercise price of US$1.4720 per share. These awards have a vesting period in which, for 438,238 options, 52% will vest from the grant date to December 31, 2006, another 38% will vest from January 1, 2007 to December 31, 2007, and the remaining 10% will vest from January 1, 2008 to December 31, 2008; and for the remaining 573,636 options, 30% will vest from the grant date to December 31, 2006, another 30% will vest from January 1, 2007 to December 31, 2007, and the remaining 40% will vest from January 1, 2008 to December 31, 2008. The employees cannot sell or transfer the options prior to the completion of the Company’s initial public offering. Under certain circumstances, the Company can repurchase those shares from these employees at the original purchase price.

NOAH EDUCATION HOLDINGS LTD.
13.	Share-based compensation — continued

On June 30, 2007, the Company terminated the Equity Compensation Plan, and adopted a new share incentive plan (the “2007 Share Incentive Plan”). The 1,473,442 shares issued and held by Master Topful were repurchased by the Company. Under the 2008 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 10% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2007 Share Incentive Plan. The term of each award under the 2007 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. Concurrent with the termination of the Equity Compensation Plan, 1,471,442 options were granted on June 30, 2007 under the 2007 Share Incentive Plan. During the year ended June 30, 2008, 669,177 options were granted under the 2007 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2010:

	Number of options
Exercise price	Outstanding	Vesting period
US$

Granted in 2007

1.4720	358,844	30% will vest from the date of grant to December 31, 2007; 40% will vest from January 1, 2008 to December 31, 2008; the remaining 30% will vest upon a successful initial public offering

1.4720	339,536	Vest upon a successful initial public offering

1.4720	24,492	30% will vest from the date of grant to December 31, 2007; 30% will vest from January 1, 2008 to December 31, 2008; the remaining 40% will vest from January 1, 2009 to December 31, 2009

6.1420	4,000	30% will vest from the date of grant to June 30, 2008; 30% will vest from July 1, 2008 to June 30, 2009; the remaining 40% will vest from July 1, 2009 to June 30, 2010

Granted in 2008

5.56	407,749	30% will vest from the date of grant to December 31, 2008; 30% will vest from January 1, 2009 to December 31, 2009; the remaining 40% will vest from January 1, 2010 to December 31, 2010

NOAH EDUCATION HOLDINGS LTD.
13.	Share-based compensation — continued

On December 18, 2008, the Company adopted a new share incentive Plan (the “2008 Share Incentive Plan”). Under the 2008 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 5% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2008 Share Incentive Plan. The term of each award under the 2008 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. 1,279,000 options were granted during the year ended June 30, 2009 under the 2008 Share Incentive Plan. During the year ended June 30, 2010, 420,000 options were granted under the 2008 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2010:

Granted in 2009

	Number of options
Exercise price	Outstanding	Vesting period
US$

2.6	888,350	30% will vest from the date of grant to December 31, 2009; 30% will vest from January 1, 2010 to December 31, 2010; the remaining 40% will vest from January 1, 2011 to December 31, 2011.
Granted in 2010

	Number of options
Exercise price	Outstanding	Vesting period
US$

2.6	80,000	30% will vest from the date of grant to December 31, 2009; 30% will vest from January 1, 2010 to December 31, 2010; the remaining 40% will vest from January 1, 2011 to December 31, 2011.

5.0	300,000	30% will vest from the date of grant to December 31, 2010; 30% will vest from January 1, 2011 to December 31, 2011; the remaining 40% will vest from January 1, 2012 to December 31, 2012.

4.0	10,000	30% will vest from the date of grant to December 31, 2010; 30% will vest from January 1, 2011 to December 31, 2011; the remaining 40% will vest from January 1, 2012 to December 31, 2012.

NOAH EDUCATION HOLDINGS LTD.
13.	Share-based compensation — continued

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

The termination of the Equity Compensation Plan and the adoption of the 2008 Share Incentive Plan were accounted for as a modification. As a result of the modification, an additional compensation cost of RMB795,544 (US$117,311) was recognised in 2007.

Details of the option movements are included in the tables below.

The Company did not have other share-based compensation arrangements.

Share options activity

The Company’s share option activities for the years ended June 30, 2008, 2009 and 2010 are set out below:

		Weighted	Weighted		Weighted
		average	averaged		average	Weighted
		exercise	remaining	Aggregate	intrinsic	average
	Options	price	contractual	intrinsic	value per	grant date
	outstanding	per share	life	value	share	fair value
		US$		US$	US$	US$

At July 1, 2007	1,471,442	1.6080	5	6,293,851	4.28	—
Granted pursuant to the 2007 Share Incentive Plan	669,177	5.5617	4	—	—	2.11
Forfeited during the year	(37,866)	1.9334		—	—	3.23
Exercised	(8,640)	1.4720		28,365		3.38

Outstanding at June 30, 2008	2,094,113
Granted pursuant to the 2008 Share Incentive Plan	1,279,000	2.6000	4	456,265	0.36	1.39
Forfeited during the year	(89,588)	4.9125		—	—	2.31
Exercised	(111,057)	1.4720		266,254	2.40	3.38

Outstanding at June 30, 2009	3,172,468
Granted pursuant to the 2008 Share Incentive Plan	420,000	4.5914	4	39,000	0.09	2.22
Forfeited during the year	(408,359)	3.9641		—	—	1.86
Exercised	(771,138)	2.0095		2,298,502	2.98	2.80

Outstanding at June 30, 2010	2,412,971

Vested and expected to vest As of June 30, 2010	1,639,060	3.4892

As of June 30, 2009	1,673,309	3.5334

Exercisable
As of June 30, 2010	1,220,149	3.4799

As of June 30, 2009	1,429,200	3.5083

NOAH EDUCATION HOLDINGS LTD.
13.	Share-based compensation — continued

As of June 30, 2010, there was approximately RMB12,725,838 (US$1,876,552) of unrecognised compensation cost related to non-vested share options granted under the 2007 and 2008 Share Incentive Plans, and is expected to be recognised over the weighted-average period of 2 years. The total fair value of options vested during the years ended June 30, 2008, 2009 and 2010 was RMB20,344,637, RMB8,173,461 and RMB10,395,821 (US$1,532,968), respectively. For the year ended June 30, 2010, the Company received RMB3,848,079 (US$567,438) for exercises of options.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2008	June 30, 2009	June 30, 2010

Risk-free interest rate	2.39% to 4.89%	1.31% to 1.60%	0.46% to 1.57%
Expected option life	3.5 years to 3.98 years	3.75 years to 3.92 years	0.47 year to 3.92 years
Expected volatility	39.95% to 46.31%	58.45%	72.88% to 77.15%
Expected dividend	0%	0%	0%

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

14.	Other operating expenses

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Donation	3,000,000	—	—	—

Fines	—	—	2,367,000	349,038
Others	131,763	158,466	661,249	97,508

Total other operating expenses	3,131,763	158,466	3,028,249	446,546

15.	Other operating income

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Subsidy income	39,913,661	43,360,888	37,640,235	5,550,429
Other operating income (Note)	4,187,166	2,214,893	3,988,961	588,212

	44,100,827	45,575,781	41,629,196	6,138,641

Note:	Other operating income mainly comprised of sales of miscellaneous accessories and write-off of long-aged advances from customers.

NOAH EDUCATION HOLDINGS LTD.
16.	Other non-operating income

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Unrealised exchange gain	41,574,303	3,042,036	4,475,420	659,945
Others	1,133,811	3,161,579	1,486,929	219,263

	42,708,114	6,203,615	5,962,349	879,208

17.	Income tax expenses (benefits)
The Company is incorporated in the Cayman Islands but has its principal operations in the PRC through its PRC subsidiaries.

Cayman Islands and British Virgin Islands

The Company and Bright Sound Limited were incorporated in the Cayman Islands and BVI, respectively, and are not subject to the income tax. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

PRC

Prior to January 1, 2008, pursuant to the PRC income tax laws, the Company’s subsidiaries and VIE are generally subject to Foreign Enterprise Income Taxes (“FEIT”) at a statutory rate of 33%. Some of these subsidiaries and VIE are located in the Shenzhen Special Economic Zone and under PRC income taxes laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company’s subsidiaries are under PRC income tax laws entitled to a two years tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year, after offsetting all unexpired tax losses carried forward from its first profit making year of operations (the “2-plus-3 Income Tax Holiday”).

INES, NNTS, NETS and BSTS were established in the Shenzhen Special Economic Zone. They are entitled to 2-plus-3 Income Tax Holiday.

On January 1, 2008, the new PRC income tax laws became effective. The new law applies an uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. That is, the subject tax rate will be 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012, respectively for INES, NNTS, NETS and BSTS. In addition, under the new law, preferential tax treatment for key software enterprise tax benefit has been removed.

INES and NNTS were entitled to a 50% income tax relief for the calendar years ended December 31, 2007 and 2008 as 2007 was the fourth year since the first profit making year (that is, a tax rate of 7.5% and 9% for the calendar years ended December 31, 2007 and 2008 respectively). Starting from the calendar year of 2009, INES and NNTS are subject to a tax rate of 20%.

NOAH EDUCATION HOLDINGS LTD.
17.	Income tax expenses (benefits) — continued

NETS and BSTS were exempted from FEIT for both calendar years ended December 31, 2007 and 2008 as 2009 was the first profit making year. And they were entitled to a 50% income tax relief for the calendar year ended December 31, 2009 (that is, a tax rate of 10% for the calendar year ended December 31, 2009). The 2-plus-3 Income Tax Holiday will then end in the calendar year 2011 for NETS and BSTS.

BJS, CDS, BJNZY, BXNNS and CQS are established subsequent to the promulgation of the new tax law and as such, they are subject to the uniform income tax rate of 25%.

CDSD and CDZY were established in Chengdu High-Tech Economic Zone. They are recognised as key software companies and are entitled to exemption from FEIT for the 2-plus-3 Income Tax Holiday. However, CDSD and CDZY are still required to make the FEIT payments, and subsequently apply for tax refund pursuant to the Key Software Enterprise Tax Benefit after the 2-plus-3 Income Tax Holiday expired. Both CDSD and CDZY were exempted from FEIT for calendar year ended December 31, 2008 as 2008 was the first profit making year.

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

Aggregate undistributed earnings of the Company’s subsidiaries and VIE in the PRC that are available for distribution to the Company of approximately RMB465,000,000 (approximately US$69,000,000) at June 30, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

NOAH EDUCATION HOLDINGS LTD.
17.	Income tax expenses (benefits) — continued

The following table sets forth current income tax expenses (benefits) of the Company’s PRC subsidiaries and VIE, which were included in the consolidated statements for the periods presented:

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Current tax	17,608	171,798	(1,367,582)	(201,664)
Deferred tax	1,083,787	83,085	(236,990)	(34,946)

	1,101,395	254,883	(1,604,572)	(236,610)

A reconciliation of income tax expense (benefits) to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations were as follows:

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Income before income taxes	145,299,866	97,245,126	4,055,253	597,986

Tax at the domestic income tax rate of 25%	40,748,688	24,311,282	1,013,813	149,497
Tax effect of income that are not taxable:
Allowance for research and development	(2,970,336)	(3,076,898)	(9,054,092)	(1,335,116)
Derivative gain	—	(1,451,878)	—	—
Other non-taxable income	—	(816,130)	(585,708)	(86,369)
Tax effect of expenses that are not deductible:
Share-based compensation expenses	1,943,731	1,148,507	2,038,404	300,583
Certain employee’s benefits	612,491	—	—	—
Other non-deductible expenses	721,968	188,236	417,897	61,623
Tax effect of intercompany transactions that are not (taxable) deductible	(9,628,803)	11,604,484	(4,880,430)	(719,668)
Effect of tax holidays and tax concessions:
Preferential tax treatment	(10,130,397)	(12,182,410)	288,825	42,590
2-plus-3 Income Tax Holiday	(15,335,879)	(18,003,975)	(13,496,018)	(1,990,123)
Change in valuation allowance	12,174,535	6,804,482	19,311,225	2,847,633
Non-taxable VAT refund	(5,592,637)	(6,524,172)	(134,499)	(19,833)
Effect of changes in enacted tax law and rates	(11,884,938)	(5,798,705)	3,041,089	448,439
Overprovision in prior year	—	—	(1,688,624)	(249,004)
Utilization of deductible temporary difference not recognised	—	—	—	—
Effect of loss of the Company and subsidiaries not subject to tax in other jurisdictions	442,972	4,037,471	2,061,593	304,003
Others	—	14,589	61,953	9,135

	1,101,395	254,883	(1,604,572)	(236,610)

NOAH EDUCATION HOLDINGS LTD.
17.	Income tax expenses — continued

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

The aggregate effect	25,466,276	30,186,385	13,207,193	1,947,533
Per share effect — basic	0.77	0.83	0.34	0.05
Per share effect — diluted	0.74	0.81	0.34	0.05

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognised tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions or unrecognised tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decrease to its liabilities for unrecognised tax benefit within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2010, there is a net interest of RMB1,259,565 consisting of tax refund of RMB1,935,031 offsetting with additional tax assessment of RMB675,466 related to uncertain tax positions. The tax positions for the years 2006 to 2010 may be subject to examination by the PRC tax authorities.

Significant components of deferred tax assets:

	Years ended June 30,
	2009	2010	2010
	RMB	RMB	US$

Tax loss carried forwards	31,699,575	38,993,011	5,749,909
Future deductible expenditure	—	6,947,159	1,024,428
Allowance for excess and obsolete inventories	6,786,813	9,203,597	1,357,162
Allowance for doubtful debts	2,121,791	4,906,999	723,586
Deferred revenue	13,207	—	—

Total deferred tax assets	40,621,386	60,050,766	8,855,086
Less: valuation allowance	(38,549,999)	(57,861,224)	(8,532,216)

Total net deferred tax assets	2,071,387	2,189,542	322,870

Movement of valuation allowances:

	As of June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

At the beginning of year	19,570,982	31,745,517	38,549,999	5,684,583
Current year addition	12,174,535	6,804,482	19,311,225	2,847,633

At the end of year	31,745,517	38,549,999	57,861,224	8,532,216

Valuation allowances have been provided on the deferred tax assets because the Company believes that it is not more likely than not that the assets will be utilized. As of June 30, 2009 and 2010, valuation allowances were provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determines that the utilization of those net operating loss carry forward not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB29,843,732, RMB52,005,652 and RMB55,339,193 (US$8,160,317), incurred in the years ended June 30, 2008, 2009 and 2010, respectively, will expire in the years ending June 30, 2012, 2013 and 2014, respectively.

NOAH EDUCATION HOLDINGS LTD.
18.	Net income per share
The following table sets forth the computation of basic and diluted income per share for the years indicated:

	As of June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Net income	144,198,471	96,990,243	5,659,825	834,596
Deemed dividend on issuance of preference shares	(379,092)	—	—	—
Amounts allocated to preference shares for participating rights to dividends	(10,278,093)	—	—	—

Income attributable to holders of ordinary shares — basic	133,541,286	96,990,243	5,659,825	834,596
Amount allocated to preference shares for participating rights to dividends	10,278,093	—	—	—
Amount reallocated to preference shares for participating rights to dividends	(10,042,717)	—	—	—

Income attributable to holders of ordinary shares — diluted	133,776,662	96,990,243	5,659,825	834,596

Weighted average ordinary shares outstanding used in computing basic income per share	33,153,982	36,446,790	38,327,047	38,327,047
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	902,333	622,702	874,342	874,342

Shares used in calculating diluted income per share	34,056,315	37,069,492	39,201,389	39,201,389

Basic earnings per share	4.03	2.66	0.15	0.02

Diluted earnings per share	3.93	2.62	0.14	0.02

The Company had securities which could potentially dilute basic income per share in the future, but which were excluded from the computation of diluted net income per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	As of June 30,
	2008	2009	2010

Warrants	218,064	—	—
Share options	—	1,903,017	889,597

NOAH EDUCATION HOLDINGS LTD.
19.	Related party balances and transactions
The Company has entered into a number of transactions with related parties. The balances and transactions with these related parties for the years ended June 30, 2008, 2009 and 2010 are as follows:

Name of related party	Relationship with the Group

Xu Dong	Chairman, director and shareholder
Wang Xiao Tong	Director and shareholder
Tang Ben Guo	Director and shareholder
Rick Chen (note 1)	Executive Vice President
Ouyang Ming	Vice President, Content Development
Xiao Xian Quan	Director, Chief Operating Officer and Vice Presidents, Sales
Dora Li	Vice President, Finance and Finance Controller
Liu Yi	Vice President, Sales and Marketing

Note 1:	Rick Chen resigned on August 1, 2010.

(1)	Balances with its related parties

		As of June 30,
	Name of related party	2009	2010	2010
		RMB	RMB	US$

Related party receivables	Xu Dong	55,000	47,980	7,075
	Wang Xiao Tong	—	—	—
	Tang Ben Guo	9,233	5,000	737
	Rick Chen	21,098	—	—
	Ouyang Ming	203,488	115,446	17,024
	Xiao Xian Quan	324,345	268,777	39,634
	Dora Li	462	—	—
	Liu Yi	14,000	—	—

		627,626	437,203	64,470

The amounts are unsecured, interest free and are repayable on demand.

(2)	There is no related party transaction for the years ended June 30, 2008, 2009 and 2010.

NOAH EDUCATION HOLDINGS LTD.
20.	Commitments and contingencies

Commitments

As of June 30, 2010, the Company had commitments under non-cancelable operating leases for office facilities, contracts for marketing expenses and acquisition agreement for Wentai Education Group. Future minimum lease payments at June 30, 2010, by year end are as follows:

	Operating		Acquisition
	leases for	Marketing	of Wentai
	office facilities	expenses	Education Group	Total	Total
	RMB	RMB	RMB	RMB	US$

2011	7,846,779	4,813,954	126,000,000	138,660,733	20,446,912
2012	4,453,590	—	—	4,453,590	656,726
2013	3,750,848	—	—	3,750,848	553,100
2014	2,272,366	—	—	2,272,366	335,083
2015	698,203	—	—	698,203	102,957
Thereafter	2,841,542	—	—	2,841,542	419,014

	21,863,328	4,813,954	126,000,000	152,677,282	22,513,792

The Group incurred rental expenses under operating leases of RMB5,793,608, RMB7,427,482 and RMB7,152,204 (US$1,054,664) for the years ended June 30, 2008, 2009 and 2010, respectively.

Significant legal proceedings

In October 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings Ltd. et al. was filed in the United States District Court for the Southern District of New York against the Company in connection with the Company’s October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of the Company’s October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that the Group was then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. In November 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings Ltd. et al. and Sebik v. Noah Education Holdings Ltd. et al. were filed in the United States District Court for the Southern District of New York against the Company with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of the Company’s October 2007 initial public offering failed to disclose that one model of the DLD devices did not include a recycling warning sticker required under the PRC laws (the “2008 Legal Case”). As of the date of this report, the Company agreed a settlement with the plaintiffs and details of which is set out in note 24.

NOAH EDUCATION HOLDINGS LTD.
20.	Commitments and contingencies — continued

Significant legal proceedings — continued

In October 2005 and December 2006, Beijing Ren’ai Education Institution (“Beijing Ren’ai”) commenced two separate proceedings at the Beijing First Intermediate People’s Court against INES for alleged infringement of Beijing Ren’ai’s copyright in its textbooks and recorded pronunciations of English words used by INES on its website. Beijing Ren’ai withdrew its first claim in December 2006 and its second claim in February 2007. In July 2007, Beijing Ren’ai commenced two new legal proceedings at the Beijing Haidian District People’s Court and the Anhui Province Hefei City Intermediate People’s Court against INES on substantially the same grounds and claimed RMB500,000 as compensation. The judgments of the legal proceedings were delivered in May 2008 and July 2008, and INES was ordered to settle compensation of approximately RMB165,000 and RMB63,000 to Beijing Ren’ai. In September 2008, INES appealed the judgment of Anhui Province Hefei City Intermediate People’s Court to Anhui Province Higher People’s Court. In June 2009, the appellate court issued the final judgment ordering INES to pay settlement compensation of approximately RMB62,000 to Beijing Ren’ai, which has been fully settled during fiscal year 2010. In January 2009, INES appealed the judgment of Beijing Haidian District People’s Court to the appellate court, Beijing First Intermediate People’s Court and the second instance started in July 2009. In December 2009, the case was settled by compensation of approximately RMB452,360 paid to Beijing Ren’ai in January 2010. In August 2009, Beijing Ren’ai commenced a new legal proceeding at the Beijing Haidian Distrct People’s Court against INES on substantially the same grounds and claimed RMB 1,000,000 as compensation. The judgment of the legal proceeding was delivered in March 2010 and INES was ordered to settle compensation of approximately RMB100,000. Upon receiving this judgment, in the same month, INES appealed the judgment of Beijing Haidian District People’s Court to the appellate court, Beijing First Intermediate People’s Court and the case remains pending as of the date of this report. Accruals of RMB100,000 has been made as of June 30, 2010 regarding this case.

In November 2008 and January 2009, Shenzhen Wanhong Technology Development Co., Ltd., (“Shenzhen Wanhong”) commenced two separate legal proceedings at the Shenzhen Intermediate People’s Court and Jinan Intermediate People’s Court against INES and NNTS for alleged infringement of Shenzhen Wanhong’s patent right. In March 2009, judgment from the Shenzhen Intermediate People’s Court was delivered. INES and NNTS was order to settle compensation of approximately RMB514,000. INES and NNTS appealed to Guangdong Province Higher People’s Court and final judgment was issued in September 2009 dismissing all the claims of Shenzhen Wanhong. In October 2009, Shenzhen Wanhong submitted the petition for retrial to Guangdong Province Higher People’s Court to reconsider the final judgment issued in September 2009. In January 2010, the request for reconsideration was approved and the judgment by Guangdong Province Higher People’s Court was subject to be reexamined. In relation to the case filed at Jinan Intermediate People’s Court and Guangdong Province Higher People’s Court, INES and NNTS requested the Patent Reexamination Board of the State Intellectual Property Office to reexamine Shenzhen Wanhong’s patent and declare it invalid. As a result of the reexamination, the Patent Reexamination Board invalidated Shenzhen Wanhong’s patent. Shenzhen Wanghong consequently filed an administrative action against the Patent Reexamination Board at Beijing First Intermediate People’s Court. In January 2010, the judgment of the administrative action was delivered and the Shenzhen Wanhong’s patent remained invalid. In March 2010, Shenzhen Wanhong appealed the judgment of Beijing First Intermediate People’s Court to the appellate court, Beijing Higher People’s Court and the second instance commenced in July 2010. As of the date of this report, the validity of Shenzhen Wanhong’s patent right has not been determined and the case filed at Jinan Intermediate People’s Court and Guangdong Province Higher People’s Court remain pending.

NOAH EDUCATION HOLDINGS LTD.
20.	Commitments and contingencies — continued

Other contingency

The Company has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to RMB7,202,858 and RMB8,248,213 (US$1,216,282) as of June 30, 2009 and 2010, respectively. However, accrual for the penalties that may be imposed by the relevant PRC government authorities has not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any penalty at all. Should the PRC government decide to assess penalty, the amount is estimated to be approximately RMB5,618,000 (US$828,000) as of June 30, 2010 (RMB5,047,000 as of June 30, 2009).

21.	Statutory reserves

The Group’s subsidiaries incorporated in the PRC are required to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”) to statutory surplus reserve and statutory public welfare fund whenever dividends are declared by these PRC subsidiaries.

The statutory surplus reserve can be used to increase the registered capital and eliminate future losses of the companies. It cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The Group’s subsidiaries are required to appropriate 10% of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further appropriation, will be at their directors’ recommendation. During the year ended June 30, 2005, the Group made total appropriations to these statutory reserves of approximately RMB5,000,000. The statutory surplus reserve balance at June 30, 2009 and 2010, were RMB5,000,000 and RMB5,597,894 (US$825,465), respectively.

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

In addition to these reserves, the registered capital of the Company’s PRC subsidiaries are also restricted. The total amount of the restricted capital and reserves at June 30, 2009 and 2010 amounted to RMB921,999,899 and RMB931,984,994(US$137,430,509), respectively.

NOAH EDUCATION HOLDINGS LTD.
22.	Segment information

Prior to July 1, 2009, the Group operated in one operating segment, focused primarily on the development, manufacture and sale of specialty handheld digital learning devices and content. The Group also provided after-class tuition programs to primary and secondary school students that were not significant enough to be considered a separate segment. These programs are no longer offered (collectively refer to electronic learning products or the “ELP Products”). Upon completion of the acquisition of the LNS, the Group began to provide education services by offering English language training program to kids (the “Education Services”).

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer and senior management, including the President, Vice Presidents and Chief Finance Officer. The CODM reviews the operating results of ELP Products and Education Services separately to allocate resources and assess performance of the Group.

The financial information as reviewed by the Group’s CODM is as follows:

	ELD Products			Education Services			Consolidated
	For the year ended June 30,			For the year ended June 30,			For the year ended June 30,
	2008	2009	2010	2008	2009	2010	2008	2009	2010

Net revenue — external	651,934,602	671,145,679	640,390,206	—	—	39,897,671	651,934,602	671,145,679	680,287,877
Cost of revenue	(318,787,904)	(326,400,700)	(350,260,105)	—	—	(18,493,518)	(318,787,904)	(326,400,700)	(368,753,623)

Gross profits	333,146,698	344,744,979	290,130,101	—	—	21,404,153	333,146,698	344,744,979	311,534,254
Research and development expenditures	(52,666,685)	(56,301,924)	(50,852,334)	—	—	(1,878,735)	(52,666,685)	(56,301,924)	(52,731,069)
Sales and marketing expenses	(197,430,136)	(210,692,882)	(216,103,925)	—	—	(3,390,773)	(197,430,136)	(210,692,882)	(219,494,698)
General and administrative expenses	(44,259,888)	(58,498,799)	(84,552,689)	—	—	(7,221,763)	(44,259,888)	(58,498,799)	(91,774,452)
Other operating expenses	(3,131,763)	(158,466)	(2,925,136)	—	—	(103,113)	(3,131,763)	(158,466)	(3,028,249)
Other operating income	44,100,827	45,575,781	41,584,201	—	—	44,995	44,100,827	45,575,781	41,629,196
Derivative (loss) gain	(1,868,238)	5,807,511	—	—	—	—	(1,868,238)	5,807,511	—
Interest income	13,643,761	5,307,899	9,103,707	—	—	30,445	13,643,761	5,307,899	9,134,152
Investment income	11,057,176	15,257,412	2,823,770	—	—	—	11,057,176	15,257,412	2,823,770
Other non-operating income	42,708,114	6,203,615	5,958,505	—	—	3,844	42,708,114	6,203,615	5,962,349
Income taxes (expenses) benefits	(1,101,395)	(254,883)	1,768,972	—	—	(164,400)	(1,101,395)	(254,883)	1,604,572

Net income (loss)	144,198,471	96,990,243	(3,064,828)	—	—	8,724,653	144,198,471	96,990,243	5,659,825

Acquisition of property, plant and equipment	(3,925,188)	(96,829,444)	(18,041,717)	—	—	(2,319,712)	(3,925,188)	(96,829,444)	(20,361,429)
Acquisition of intangible assets	(5,028,528)	(3,736,744)	(5,125,000)	—	—	(2,700,000)	(5,028,528)	(3,736,744)	(7,825,000)
Acquisition of AFS investment	—	—	(20,480,700)	—	—	—	—	—	(20,480,700)
Acquisition of equity investment	(910,000)	(21,581,952)	(8,685,215)	—	—		(910,000)	(21,581,952)	(8,685,215)
Amortisation of intangible assets	5,115,148	5,779,198	5,526,229	—	—	1,369,709	5,115,148	5,779,198	6,895,938
Depreciation of property, plant and equipment	3,021,971	4,901,623	9,608,832	—	—	1,218,480	3,021,971	4,901,623	10,827,312
Allowance for doubtful debts	11,184,045	1,459,142	21,262,662	—	—	—	11,184,045	1,459,142	21,262,662
Write-down of excess and obsolete inventories	9,764,368	2,131,102	9,667,136	—	—	—	9,764,368	2,131,102	9,667,136
Loss on disposal of property, plant and equipment	3,009	13,187	483,496	—	—	212,794	3,009	13,187	696,290
Impairment loss on intangible assets	—	—	264,227	—	—	—	—	—	264,227

Segment assets	n/a	1,327,018,637	1,295,581,499	n/a	—	80,584,593	n/a	1,327,018,637	1,376,166,092

Segment liabilities	n/a	139,924,420	139,270,438	n/a	—	19,872,084	n/a	139,924,420	159,142,522

NOAH EDUCATION HOLDINGS LTD.
22.	Segment information — continued

Geographical disclosures: the Company mainly operates in the PRC and in 2008, 2009 and 2010, no single country other than the mainland China accounted for 10% or more of the Company’s consolidated net revenue. In addition, all the identifiable assets of the Company are located in the PRC.

Major customers: There are no single customers who contributed for 10% or more of the Company’s net revenue for the years ended June 30, 2008, 2009 and 2010.

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

	For the years ended June 30,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Electronic learning devices	644,957,464	664,745,790	639,760,165	94,339,035
Prepaid premium cards	1,251,406	175,284	—	—
Software	3,864,279	1,517,094	—	—

	650,073,149	666,438,168	639,760,165	94,339,035
Tuition fee income	1,861,453	4,707,511	40,527,712	5,976,216

	651,934,602	671,145,679	680,287,877	100,315,251

23.	Subsequent event
1.
On March 12, 2010, NETS entered into an investment agreement with Wentai Education and shareholders of Wentai Education for 70% equity interest in Wentai Education through share transfer and capital injection as disclosed in Note 10.2. The Acquisition consideration was paid at July 29, 2010, also the acquisition date, and the transfer and registration procedures of the acquisition of Wentai Education were completed on August 1, 2010. Accordingly, the controlling interest in Wentai Education was substantially obtained as at July 29, 2010.

2.
On September 9, 2010, the Company signed a memorandum of understanding, agreeing to settle the 2008 Legal Case for $1.75 million which will be fully covered by the Company’s insurance policy. In exchange, the plaintiffs have agreed to dismiss the 2008 Legal Case and drop their appeal of the court’s ruling in Company’s favor. The settlement is still subject to the court’s preliminary and final approvals and notice to the class members whereas the settlement has been made by insurance up to Oct 1, 2010. The settlement has not been approved or become final as of the date of this report.

SCHEDULE 1
NOAH EDUCATION HOLDINGS LIMITED
BALANCE SHEET

	As of June 30,
	2009	2010
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	70,594,995	73,290,584
Amounts due from subsidiaries	788,271,786	711,440,391
Trading investments	7,978,942	5,493,179
Prepaid expenses and other current assets	424,086	3,064,689

Total current assets	867,269,809	793,288,843
Investments in subsidiaries	312,732,885	423,396,394
Deposit for investment	18,581,952	—
Investments	—	29,875,954

Total assets	1,198,584,646	1,246,561,191

Liabilities and Shareholders’ Equity
Current Liabilities
Other payables and accruals	3,797,194	23,303,685
Deferred revenue	1,465,375	1,465,460

Total current liabilities	5,262,569	24,769,145

Non-current Liability
Deferred revenue	6,227,860	4,768,476

Total liabilities	11,490,429	29,537,621

Shareholders’ Equity
Ordinary shares, US$0.00005 par value; 1,000,000,000 shares authorised as of June 30, 2009 and 2010; 35,589,120 and 37,613,701 shares issued and outstanding as of June 30, 2009 and 2010 respectively	14,504	15,195
Additional paid-in capital	1,029,778,033	1,049,366,056
Accumulated other comprehensive loss	(93,632,438)	(88,951,624)
Retained earnings	250,934,118	256,593,943

Total shareholders’ equity	1,187,094,217	1,217,023,570

Total liabilities and shareholders’ equity	1,198,584,646	1,246,561,191

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED
STATEMENT OF OPERATIONS

	Years ended June 30,
	2008	2009	2010
	RMB	RMB	RMB

General and administrative expenses	(7,445,427)	(14,638,999)	(15,757,634)
Other operating expenses	—	(14,596)	—
Other operating income (loss)	49,872,230	(3,883,766)	5,597,938

Operating (loss) income	42,426,803	(18,537,361)	(10,159,696)
Derivative (loss) gain	(1,868,238)	5,807,511	—
Other non-operating income	1,133,811	3,161,579	—
Investment (loss) income	(810,067)	(934,649)	1,135,078
Interest income	11,062,762	324,807	669

Income (loss) before income taxes	51,945,071	(10,178,113)	(9,023,949)
Provision for income taxes	—	—	—

Income (loss) after tax	51,945,071	(10,178,113)	(9,023,949)
Share of net profits of subsidiaries, net of taxes	92,253,400	107,168,356	14,683,774

Net income	144,198,471	96,990,243	5,659,825
Preference stock dividend	—	—	—
Deemed dividend	(379,092)	—	—

Net income attributable to ordinary shareholders	143,819,379	96,990,243	5,659,825

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED
STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Share	Amount	capital	(Loss) Income	earnings	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB

As at June 30, 2007	21,473,442	8,888	48,737,939	(5,497,826)	61,428,933	104,677,934	63,412,440

Issue of ordinary shares pursuant to initial public offering	10,202,641	3,809	1,067,015,352	—	—	1,067,019,161	—
Direct offering expenses	—	—	(90,480,425)	—	—	(90,480,425)	—
Conversion of preference shares to ordinary shares	6,521,962	2,698	129,753,248	—	—	129,755,946	—
Share repurchase	(143,484)	(49)	(5,833,952)	—	—	(5,834,001)	—
Exercise of share options	8,640	3	82,183	—	—	82,186	—
Net income	—	—	—	—	144,198,471	144,198,471	144,198,471
Share-based compensation	—	—	20,344,637	—	—	20,344,637	—
Cumulative translation adjustment	—	—	—	(84,451,629)	—	(84,451,629)	(84,451,629)
Deemed distribution to shareholders	—	—	—	—	(379,092)	(379,092)	—

As at June 30, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	59,746,842

Share repurchase	(2,585,138)	(883)	(62,461,110)	—	—	(62,461,993)	—
Exercise of share options	111,057	38	661,926	—	—	661,964	—
Net income	—	—	—	—	96,990,243	96,990,243	96,990,243
Share-based compensation	—	—	8,173,461	—	—	8,173,461	—
Cumulative translation adjustment	—	—	—	(3,682,983)	—	(3,682,983)	(3,682,983)
Dividend to ordinary shareholders	—	—	(86,215,226)	—	(51,304,437)	(137,519,663)	—

As at June 30, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217	93,307,260
Issue of shares	2,647,743	905	37,384,095	—	—	37,385,000	—
Share repurchase	(1,394,300)	(477)	(38,698,132)	—	—	(38,698,609)	—
Exercise of share options	771,138	263	10,506,239	—	—	10,506,502	—
Net income	—	—	—	—	5,659,825	5,659,825	5,659,825
Share-based compensation	—	—	10,395,821	—	—	10,395,821	—
Cumulative translation adjustment	—	—	—	(4,714,440)	—	(4,714,440)	(4,714,440)
Unrealised gain on available-for-sale investment	—	—	—	9,395,254	—	9,395,254	9,395,254

As at June 30, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	1,217,023,570	103,647,899

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED
STATEMENT OF CASH FLOWS

	Years ended June 30,
	2008	2009	2010
	RMB	RMB	RMB
Cash flows from operating activities:
Net income	144,198,471	96,990,243	5,659,825
Adjustments to reconcile net income to net cash provide by (used in) operating activities:
Share of net profits of subsidiaries	(92,253,400)	(107,168,356)	(14,683,774)
Derivative loss (gain)	1,868,238	(5,807,511)	—
Loss (gain) on trading investments, net	852,373	1,428,850	(868,255)
Share based compensation	825,865	1,384,373	3,501,096
Unrealised exchange difference	(137,927,681)	263,282	(2,893,637)
Changes in current assets and liabilities:
Trading investments	(13,727,590)	3,467,425	3,354,018
Prepaid expenses and other current assets	(2,932,746)	2,588,623	(2,640,603)
Other payables and accruals	(4,006,766)	488,686	(493,509)
Deferred revenue	9,186,294	(1,493,059)	(1,459,299)

Net cash provided by (used in) operating activities	(93,916,942)	(7,857,444)	(10,524,138)

Cash flows from investing activities:
Deposit for investment	—	(18,581,952)	18,581,952
Amount paid for acquisition of LNS	—	—	(33,000,000)
Capital injections in subsidiaries	(22,649,638)	—	—
(Advances to) repayment from subsidiaries	(848,185,373)	275,001,695	76,831,395
Acquisition of investments	—	—	(20,480,700)

Net cash provided by (used in) investing activities	(870,835,011)	256,419,743	41,932,647

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	976,538,736	—	—
Proceeds from exercise of share options	82,186	661,964	10,506,502
Shares repurchase	(5,834,001)	(62,461,993)	(38,698,609)
Dividend paid to ordinary and preference shareholders	—	(137,519,663)	—

Net cash provided by (used in) financing activities	970,786,921	(199,319,692)	(28,192,107)

Effect of exchange rate changes on cash and cash equivalents	(1,698,532)	(85,011)	(520,813)
Net increase in cash and cash equivalents	6,034,968	49,242,607	3,216,402
Cash and cash equivalents at the beginning of year	17,100,963	21,437,399	70,594,995

Cash and cash equivalents at the end of year	21,437,399	70,594,995	73,290,584

SCHEDULE 1
(Continued)
NOAH EDUCATION HOLDINGS LIMITED
NOTE TO SCHEDULE 1
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2010 and 2009, RMB931,984,994 (US$137,430,509) and RMB921,999,899 of the restricted capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2008, 2009 and 2010.