Form 20-F
period 2011-06-30
NOAH EDUCATION HOLDINGS LTD.
filed 2011-11-30
CIK 1411825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011.

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

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of Principal Executive Offices)

Dora Li, Chief Financial Officer

Tel: +86-755-8288-9100

E-mail: lidm@noaheducation.com

Fax: +86-755-8288-9123

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.00005 per share	The New York Stock Exchange*

*Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 37,687,227 ordinary shares, par value US$0.00005 per share, as of June 30, 2011.

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

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	“Noah,” “we,” “us,” “our company,” and “our,” refer to Noah Education Holdings Ltd., its predecessor and its subsidiaries and affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“U.S. GAAP” refers to general accepted accounting principles in the United States;

•	“fiscal 2009”, “fiscal 2010” and “fiscal 2011” refers to our fiscal years ended June 30, 2009, 2010 and 2011, respectively;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our acquisition and divestiture strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brands;

•	our ability to manage growth;

•	trends and competition in the private education industry; and

•	fluctuations in general economic and business conditions in China.

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

The following selected consolidated statement of operations data for the fiscal years ended June 30, 2009, 2010 and 2011 and balance sheet data as of June 30, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The balance sheet data as of June 30, 2009 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate expected future results.

We derived most of our revenues from our electronic learning product, or ELP, business in fiscal years ended June 30, 2007 and 2008. Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. Financial information for the fiscal years ended June 30, 2007 and 2008 are not included in this annual report as such information cannot be recast and provided without unreasonable effort or expense.

	Year Ended June 30,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Continuing operation
Net revenue	4,707	39,898	93,475	14,462
Cost of revenue(1)	(3,967)	(18,494)	(43,326)	(6,703)

Gross profit	740	21,404	50,149	7,759

Research and development expenditures(1)	—	(1,879)	(2,212)	(342)
Selling and marketing expenses(1)	—	(3,391)	(3,979)	(616)
General and administrative expenses(1)	(21,735)	(42,170)	(65,469)	(10,129)
Other operating expenses	(48)	(2,862)	(10,572)	(1,636)

Total operating expenses	(21,783)	(50,302)	(82,232)	(12,723)

Other operating income	—	279	5,512	853

Operating loss	(21,043)	(28,619)	(26,571)	(4,111)
Derivative gain	5,807	—	—	—
Impairment loss on investment	—	—	(4,410)	(682)
Interest income	5,308	9,134	1,880	291
Investment income	15,257	2,824	11,022	1,705
Other non-operating income (expenses)	6,204	5,962	(1,180)	(183)

Income (loss) before income tax	11,533	(10,699)	(19,259)	(2,980)
Income tax expenses	—	(164)	(6,219)	(962)

Net income (loss) from continuing operation	11,533	(10,863)	(25,478)	(3,942)
Net income (loss) from discontinued operation	85,457	16,523	(382,515)	(59,181)

Net income (loss)	96,990	5,660	(407,993)	(63,123)
Net income attributable to non-controlling interest	—	—	(3,344)	(517)

Net income (loss) attributable to shareholders	96,990	5,660	(411,337)	(63,640)

Net income (loss) per share(2)
From continuing and discontinued operations
Basic	2.66	0.15	(11.16)	(1.73)
Diluted	2.66	0.15	(11.16)	(1.73)
From continuing operations
Basic	0.32	(0.28)	(0.78)	(0.12)
Diluted	0.31	(0.28)	(0.78)	(0.12)
From discontinued operation
Basic	2.34	0.43	(10.38)	(1.61)
Diluted	2.31	0.42	(10.38)	(1.61)
Weighted average ordinary shares outstanding
Basic	36,446,790	38,327,047	36,856,451	36,856,451
Diluted	37,069,492	39,201,389	37,091,472	37,091,472

	As of June 30,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	493,911	506,728	405,875	62,795
Total assets	1,327,019	1,376,166	887,512	137,311
Total current liabilities	133,697	149,799	63,453	9,817
Ordinary Shares	15	15	15	2
Additional paid-in capital	1,029,778	1,049,366	1,042,786	161,334
Accumulated other comprehensive loss	(93,632)	(88,952)	(119,329)	(18,462)
Accumulated income (loss)	250,934	256,594	(154,313)	(23,874)
Total shareholders’ equity	1,187,094	1,217,024	769,159	119,000

(1)	Share-based compensation expenses are included in our cost of revenue and operating expenses as follows:

	Year Ended June 30,
	2009	2010	2011
	RMB	RMB	RMB	(US$)
	(in thousands)
Share-based compensation included in:
Cost of revenue	240	296	297	46
Research and development expenses	3,198	2,645	2,421	375
Sales and marketing expenses	2,453	1,980	1,793	277
General and administrative expenses	2,282	5,475	6,927	1,072

(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.4635 to US$1.00, the noon buying rate in effect as of June 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 25, 2011, the noon buying rate was RMB6.3802 to US$1.00.

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

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High
Fiscal Year ended June 30, 2007	7.6120	7.7960	8.0018	7.6120
Fiscal Year ended June 30, 2008	6.8591	7.7219	7.6181	6.8591
Fiscal Year ended June 30, 2009	6.8302	6.8271	6.8842	6.7800
Fiscal Year ended June 30, 2010	6.7815	6.8273	6.8358	6.7815
Fiscal Year ended June 30, 2011	6.4635	6.6271	6.8102	6.4628
2011
May	6.4786	6.4957	6.5073	6.4786
June	6.4635	6.4746	6.4830	6.4628
July	6.4360	6.4575	6.4720	6.4360
August	6.3778	6.4036	6.4401	6.3778
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3745
November (through November 25)	6.3802	6.3524	6.3802	6.3400

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

Our business is difficult to evaluate because we have limited experience generating net income from some of our newer services.

Historically, our core businesses have been developing and marketing interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum. We started providing English language training services for children in 2009 after we had acquired 100% of the equity interest in the Little New Star Education Group. In 2010, we launched early childhood, primary and secondary education services after we had completed the acquisition of 70% of the equity interest in Wentai Education. These operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

Our business depends on strong brands, and if we are not able to maintain and enhance our brand awareness, our business, financial condition and results of operations may be harmed.

Our brands are integral to our sales and marketing efforts and we believe that market awareness of our “Noah,” “Little New Star” and “Wentai” brands have contributed significantly to the success of our business. Maintaining and enhancing the “Noah,” “Little New Star,” “Wentai” and “Qingan” brands are critical to our ability to maintain a competitive advantage. If the value of our brands or image is diminished or if our brands do not continue to be attractive to parents, students and educators, our business, financial condition and results of operations may be materially and adversely affected. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by maintaining quality of service across our operations, as well as our ability to respond to competitive pressures. If we are unable to do so, our sales and growth may decline, which could in turn adversely affect our results of operations. We have incurred significant brand promotion expenses to date, but we cannot guarantee that our marketing efforts will be successful in further promoting our brands to remain competitive. Our business may also be adversely affected if our public image or reputation are diminished, whether due to unsatisfactory services or otherwise.

Third parties may bring intellectual property infringement claims against us in the future.

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others on the ground of intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers author and/or distribute as course materials. We cannot assure you that materials used for our education services will not be alleged to infringe the copyright of third parties. We cannot assure you that all our employees and contractors will strictly comply with our policy prohibiting them from infringing the copyright of third parties. As a result, we could be sued and become liable for the intellectual property infringement and other actions of our employees or contractors. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brands. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. In the future, we may increasingly be subject to intellectual property infringement claims as we expand education services that we offer, as the number of services and competitors in our markets grows, as we enter into new markets and as our services receive more attention and publicity.

Our intellectual property rights may not prevent our competitors from using the content of our educational materials, which could weaken our competitive position and harm our business and results of operations.

Our success depends in large part on the protection of the content of our educational materials. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and other steps we have taken to protect our intellectual property, however, may not prevent misappropriation of our intellectual property or deter independent third-party development of similar educational materials. Some of our educational materials have limited intellectual property protection and, as a consequence, we may not have the legal right to prevent others from reverse copying and using these materials in competitive services. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our business and results of operations.

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

Uncertainty or adverse changes in the economy could lead to a significant decline in discretionary consumer spending, which, in turn, could result in a decline in the demand for our services. As a result of the economic downturn in China and internationally, overall consumer spending in China may slow down. Any decrease in demand for our services could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing our services, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

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

Failure to execute our growth strategies of education services may have a material adverse affect on our business and prospects.

Our growth strategies include expanding and diversifying our education services to enhance our branding as an education company. Because we have limited experience in operating English training for children services and managing kindergartens and schools, our curriculum, lesson design and operating plan are not fully tested, and may fail to attract or retain students. Additionally, public perception of our brands may be impacted by the results of our entry into, and our operation of, education services. If we fail to successfully execute these growth strategies, the prospects of our business may be materially and adversely affected.

We may not be able to manage our growth and continue to integrate new expansion into our operations, which could adversely affect our business and results of operations.

We have experienced substantial growth since we commenced our operation in education services. This growth has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In July 2010, we acquired 70% of the equity interest in Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. In July 2011, we acquired an 80% interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd., or Yuanbo Education, a PRC company focusing on early childhood education services in the Yangtze Delta region. We are in the process of integrating Yuanbo Education’s business into our operation through implementing integrated ERP and administrative systems. We may continue to expand our operations through acquisitions of additional businesses, products or technologies. However, we may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. Our failure to manage our expansion, through internal growth or acquisitions, could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our Chairman and Chief Strategy Officer, Mr. Dong Xu, and our Chief Executive Officer, Mr. Jerry He. Although we entered into employment agreements with our executive officers and these employment agreements are automatically extended for successive one-year terms upon expiration of the initial three-year term, these agreements are not guarantees that we can retain the services of these executives during the contracted term. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose key professionals and staff members. Each of employment agreements that our executive officers entered into with us contains non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

We face significant competition in each service we offer and each geographic market in which we operate, and if we fail to compete effectively, our revenues and profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each service we offer and each geographic market in which we operate. For example, our main competitors in children’s English training markets include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Our main competitors in education services market include ChinaCast Education Corporation, ChinaEdu Corporation, TAL Education Group and Xueda Education Group.

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, and they may be able to respond more promptly to changes in student preferences in these markets. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private education services. As a result, many of our international competitors that offer online English training courses may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors in which the selected language is widely spoken. Moreover, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, our revenues and profitability may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting except where the public company is a non-accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2011. Our independent registered public accounting firm does not audit and report on the effectiveness of our internal control over financial reporting as we are a non-accelerated filer. See “Item 15. Control and Procedures.” However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are not able to continue to attract students to enroll in our courses at commercially viable fee levels, our revenues may decline and we may not be able to maintain our profitability.

The success of our education services depends on the number of students enrolling in our courses and the amount of fees that they are willing to pay. Therefore, our ability to continue to attract students to enroll in our courses at commercially viable fee levels is critical to the continued success and growth of our business. This in turn depends on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. Any inability to maintain or increase student enrollments or fee levels could hurt our revenue or profitability.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our online business and primary and secondary education services do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The PRC government extensively regulates the Internet and compulsory education industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies doing business in these industries. We are a Cayman Islands corporation and a foreign legal person under the PRC laws. As a result of the foreign ownership restriction in the PRC Internet industry, we conduct part of our business through the www.littlestar.com.cn website through contractual arrangements with a Chinese entity called Changsha Leisen Education Software Co., Ltd, or Leisen Education. Leisen Education is our consolidated affiliated entity directly owned by our founder. We have been and expect to continue to be dependent on Leisen Education to operate our online business. In addition, the PRC laws and regulations currently do not permit PRC-foreign cooperative schools to engage in compulsory education. Accordingly, Wentai Education, our wholly owned subsidiary in China, is currently ineligible to directly operate or manage primary and secondary schools which are in compulsory education system. We depend on our consolidated affiliated entity, Shenzhen Wentai Investment Co. Ltd., or Wentai Investment, to operate primary and secondary education services in China.

We do not have any equity interest in Leisen Education or Wentai Investment but receive their economic benefits through various contractual arrangements, including agreements on provision of loans, provision of services, license of software, and certain corporate governance and shareholder rights matters. In addition, we have entered into agreements with Leisen Education, Wentai Investment and each of the respective shareholders of Leisen Education and Wentai Investment which provide us with a substantial ability to control Leisen Education and Wentai Investment.

If we, Leisen Education, Wentai Investment or any of their subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including, without limitation:

•	revoking the business and operating licenses of Leisen Education, Wentai Investment or our PRC subsidiaries and affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•

imposing fines, confiscating the income of Leisen Education, the income of Wentai Investment or our income, or imposing other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	shutting down the servers of Leisen Education or blocking our websites; or

•	requiring us or our PRC subsidiaries and affiliated entities to restructure our ownership structure or operations.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with Leisen Education, Wentai Investment and their shareholders for our online operations and primary and secondary education services business, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with Leisen Education, Wentai Investment and their shareholders to operate our online business and primary and secondary education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Leisen Education and Its Shareholder,” “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Wentai Investment and Its Shareholders,” “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Leisen Education and Its Shareholder” and “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Wentai Investment and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over Leisen Education or Wentai Investment as direct ownership. If we had direct ownership of Leisen Education or Wentai Investment, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Leisen Education or Wentai Investment, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Leisen Education, Wentai Investment or any of their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Leisen Education or Wentai Investment were to refuse to transfer their equity interest in Leisen Education or Wentai Investment to us or our designee when we exercise the option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with Leisen Education, Wentai Investment and/or their shareholders.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, our ability to conduct our business may be negatively affected or we may not be able to conduct the business of our online operations or primary and secondary education services at all.

Mr. Dong Xu may have potential conflicts of interest with us, which may adversely affect our business.

The sole shareholder of Leisen Education and the 70% shareholder of Wentai Investment, Mr. Dong Xu, is a beneficial owner and the chairman of the board of our company. Conflicts of interests between his duties to our company and his ownership interests in Leisen Education and Wentai Investment may arise. We cannot assure you that when conflicts of interest arise, Mr. Dong Xu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Xu may breach or cause Leisen Education or Wentai Investment to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Leisen Education and Wentai Investment, and receive economic benefits from them. Other than relying on the duties of loyalty owed to us by Mr. Xu, who is also our chairman of the board and chief strategy officer, and the irrevocable power of attorney executed to appoint the individual designated by us to be his respective attorney-in-fact, we currently do not have any measures or policies to address these potential conflicts of interest. In the event of any such conflict of interest, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. If we cannot resolve any conflicts of interest or disputes between us and Mr. Dong Xu, we would have to rely on the uncertainty of legal proceedings, which could result in disruption of our business.

Contractual arrangements we have entered into among our subsidiaries and Leisen Education or Wentai Investment may be subject to scrutiny by the PRC tax authorities, and a finding that we, Leisen Education or Wentai Investment owes additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements, including contracts for the transfer of certain assets, among our wholly owned subsidiaries in China and Leisen Education or Wentai Investment do not represent an arm’s-length price and adjust Leisen Education’s or Wentai Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Leisen Education or Wentai Investment, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

The regulation of Internet website operators is relatively new and subject to interpretation, and our operation of online education programs could be adversely affected if we are deemed to have violated applicable laws and regulations.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Industry and Information Technology, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese government authorities including, the Ministry of Education, the General Administration of Press and Publication and the Ministry of Culture, depending on the specific activities conducted by the Internet content provider. Based on our verbal consultation with relevant government authorities, including the Hunan Branch of the Ministry of Culture, the Hunan Branch of the Ministry of Industry and Information Technology and the Hunan Branch of the General Administration of Press and Publication, Leisen Education is not required to obtain the Internet culture license, the value-added telecommunications business license or the online publication license for its online services. However, we cannot assure you that Leisen Education will not be required to obtain such licenses for its online services in the future. Failure to comply with applicable Chinese Internet regulations, including engaging in business activities prior to obtaining the requisite licenses, could subject us to severe penalties, including fines and/or other restrictions imposed upon us, or even orders of cessation of Leisen Education’s operations.

If the PRC authorities determine that we do not have the requisite licenses or permits to provide English training services and education services, we may have to cease the operations of English training centers, kindergartens and schools and suffer a setback to our growth strategy.

We currently operate English training centers through a wholly foreign owned enterprise, Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital, which we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. We also operate kindergartens through Animation Digital, Wentai Education, Wentai Investment and Yuanbo Education and operate primary and secondary schools through Wentai Investment. PRC laws and regulations currently do not permit Chinese-foreign cooperative schools to engage in compulsory education. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our English training centers, kindergartens and primary and secondary schools are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by PRC-registered domestic entities. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our English training centers, kindergartens and primary and secondary schools until we obtain the necessary permits, which may not be forthcoming. If we must cease operating training centers, kindergartens and schools, we will not be able to execute our strategy to become China’s leading brand in supplemental education services, and our growth may suffer as a result.

If our franchisees fail to operate their training centers successfully, our results of operations may be materially and adversely affected.

As of the date of this annual report, we provide supplemental English training services to children through 15 directly-owned training centers in Changsha, Datong and Xiangtan and over 600 franchised training centers across China. We are dependent on franchisees to open new training centers as part of our growth strategy. Franchisees may not have access to the financial resources they need in order to open new training centers due to the unavailability of credit or other factors beyond their control. Any significant inability on the part of franchisees to obtain necessary financing on acceptable terms, or at all, could slow our planned growth.

Franchisees are independent operators and are responsible for the profitability and financial viability of their training centers. They have a significant amount of flexibility in running their operations. Their employees are not our employees. While these franchisees are required to use the standardized curriculum and adopt the standardized operating procedures in their training centers, we do not control the operations of these franchised training centers, and the quality of franchised training center operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate training centers in a manner consistent with our standards and requirements. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements or our standardized operating procedures, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise revenues could decline. If a substantial number of our franchisees fail to operate their training centers successfully, or incur excessive indebtedness, or decide not to renew their franchise agreements with us, our results of operations may be materially and adversely affected.

If a substantial number of our franchisees cannot or will not continue their business relationships with us when their franchise agreements with us expire, our business would suffer.

Our franchise agreements typically have a three-year term, and our franchisees may not be willing or able to renew their franchise agreements with us. For example, franchisees may decide not to renew due to low sales volumes, high real estate costs, or may be unable to renew due to the failure to secure lease renewals. In order for a franchisee to renew its franchise agreement with us, it typically must pay a franchise renewal fee, and, in many cases, renew its property lease with its landlord. If a substantial number of our franchisees cannot or will not renew their franchise agreements with us, our results of operations and financial condition would suffer.

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

We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China and on service, license and other fees paid to our subsidiaries by Leisen Education and Wentai Investment for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China are required to set aside at least 10% of its after-tax profits, if any, to fund a statutory reserve whenever dividends are declared by these subsidiaries and affiliated entities until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us.

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

In using the proceeds of our initial public offering in the manner described in “Item 14. Material Modifications to the Rights of Security Holders — E. Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•

loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart; and

•

loans by us to Leisen Education and Wentai Investment, each of which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Leisen Education and Wentai Investment are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Item 4. Information on the Company — B. Business Overview — Regulation” section of this annual report. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries, Leisen Education or Wentai Investment. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China, which are denominated in RMB. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB as the RMB is our reporting currency.

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

To comply with PRC laws and regulations relating to foreign ownership restrictions, we currently conduct our online operations and primary and secondary education services business in China through contractual arrangements with Leisen Education, Wentai Investment and their shareholders. As part of these arrangements, each of Leisen Education and Wentai Investment holds some of the assets that are important to the operation of our business. If Leisen Education or Wentai Investment goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Leisen Education or Wentai Investment undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our training centers, kindergartens and schools.

Our business could be adversely affected by the effects of Influenza A(H1N1), or swine flu, avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In last three years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and spread globally. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our training centers, kindergartens and schools, thus severely disrupting our business operations and adversely affecting our results of operations.

Risks Related to Our ADSs

We believe that we were a passive foreign investment company, or PFIC, for our taxable year ended June 30, 2011, we believe it is likely that we were a PFIC for our taxable year ended June 30, 2010 and we believe we were a PFIC for our taxable year ended June 30, 2009, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2011, we believe it is likely that we were a PFIC for our taxable year ended June 30, 2010 and we believe we were a PFIC for our taxable year ended June 30, 2009. In addition, it is also possible that one or more of our subsidiaries were also PFICs for such years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ADSs and ordinary shares. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Furthermore, we believe that there is a significant risk that we will be a PFIC for our current taxable year ending June 30, 2012 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. Because we believe that we were a PFIC for our taxable year ended June 30, 2011, we believe it is likely that we were a PFIC for our taxable year ended June 30, 2010 and we believe we were a PFIC for our taxable year ended June 30, 2009, certain adverse U.S. federal income tax consequences could apply to U.S. persons that own our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares . See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

As of September 30, 2011, our executive officers, directors, principal shareholders and their affiliated entities beneficially owned approximately 59.6% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of September 30, 2011, we had 37,644,377 ordinary shares outstanding (which include 1,201,542 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes), of which 14,896,041 ordinary shares were represented by 14,896,041 ADSs. In addition, options to purchase 1,980,321 ordinary shares of our company were outstanding as of June 30, 2011. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Ordinary shares not represented by ADSs are also available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primary due to seasonal changes in student enrollments. Enrollments in our English training courses tend to peak during summer and winter semester breaks, which occur in the third and the first calendar quarters, respectively. On the contrary, our kindergartens, primary and secondary schools operate throughout the year except for the summer and winter breaks. We invest in general administration, teaching resources, marketing and advertising, and research and development throughout the year. We expect quarterly fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenue grows, these seasonal fluctuations may become more pronounced.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

In 1999, our founders, Dong Xu, Xiaotong Wang and Benguo Tang, formed Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, which focused on the design, production and distribution of translation devices. On April 8, 2004, our founders formed our company, Noah Education Holdings Ltd., in Cayman Islands to acquire the assets of Noah Industrial and to focus on the development, marketing and distribution of education content. At the same time, Baring Asia II Holdings (22) Limited and Alpha Century Assets Limited invested a total of US$16 million in our company. In March 2007, Lehman Brothers Commercial Corporation Asia Limited, or Lehman Brothers, became one of our substantial shareholders through the purchase of ordinary and preference shares from certain of our existing shareholders. We also issued a warrant for our ordinary shares to Lehman Brothers in connection with the transaction, which expired in April 2009. On February 24, 2010, we executed a block trade to repurchase 656,400 ADSs from Lehman Brothers at US$4.00 per share, for a total consideration of US$2,625,600. In conjunction with this trade, multiple institutional buyers also purchased from Lehman Brothers an aggregate of 1,273,600 ADSs at US$4.00 per share, for an additional consideration of US$5,094,400. As a result of these trades, Lehman Brothers ceased to hold any equity interest in our company. The repurchase of ADSs from Lehman Brothers was funded by our then available working capital, and was motivated by our awareness that Lehman Brothers had been liquidating its equity stake in our company.

On October 19, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.” We completed the initial public offering of 11,324,198 ADSs, each representing one ordinary share, on October 24, 2007.

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and the acquisition of the 100% equity interest in Leisen Education by Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan. The total consideration of the acquisition of the Little New Star Education Group was RMB 53.0 million (US$8.2 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. In February 2010, we completed our strategic investment in Franklin Electronic Publishers, Incorporated, or Franklin Electronic Publishers, a Pennsylvania corporation specializing in electronic handheld information, in which we purchased approximately 20% equity interests in Franklin at a total consideration of US$3.0 million. In July 2010, we completed the acquisition of 70% equity interests in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China, at a total consideration of RMB126 million (US$ 19.5 million). In July 2011, we acquired an 80% interest in Yuanbo Education, a PRC company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94.866 million (US$14.7 million).

In fiscal 2011, we sold our electronic learning product, or ELP, business and certain target assets to First Win Technologies Ltd., or First Win, a company wholly owned by Mr. Benguo Tang, one of our founders and former president and chief operating officer, for the U.S. dollar equivalent of RMB100.0 million (US$15.5 million). First Win has been responsible for the operation of the ELP business since April 1, 2011, including earnings or losses during the period between signing and closing. The sale of the ELP business will enable us to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services space.

We conduct our business operations in China through our subsidiaries affiliated entities. Our principal executive offices are located at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Our telephone number at this address is +86-755-8288-9100. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Overview

We are a provider of private education services in China. We operate and manage high-end private kindergartens, private primary and secondary schools, and offer supplemental English training services for children aged between 2 and 18. Historically, we have been a leading provider of interactive education content in China. We developed and marketed interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum, covering subjects such as English, Chinese, mathematics, physics, chemistry, biology, geography, political science and history. Our electronic learning products, or ELPs, included handheld digital learning devices, or DLDs, handheld kids’ learning devices, or KLDs, and E-dictionaries. In June 2011, we sold our ELP business and certain target assets to First Win. First Win has been responsible for the operation of the ELP business since April 1, 2011, including earnings or losses during the period between signing and closing.

In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which provides English language training services to children through its 15 directly-owned training centers and over 600 franchised training centers across China. The professional teaching team in directly-owned training centers consisted of approximately 100 teachers. In July 2010, we completed the acquisition of 70% of the equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. As of June 30, 2011, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, directly operated and managed one secondary school and operated and managed five kindergartens, one primary school and two secondary schools through its 67%-owned subsidiary, Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation Education, in Guangdong Province as of June 30, 2011. Wentai Education and Wentai Investment had approximately 650 teachers and staff and had a total student enrollment of over 6,600 in the fiscal year ended June 30, 2011. In July 2011, we acquired an 80% interest in Yuanbo Education, a PRC company focused on early childhood education services in the Yangtze Delta region. As of June 30, 2011, Yuanbo Education operated 15 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. Its management team retains a 20% equity interest in Yuanbo Education. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

Our net revenue was RMB4.7 million, RMB39.9 million and RMB93.5 million (US$14.5 million) in the fiscal years ended June 30, 2009, 2010 and 2011, respectively. Our net income was RMB97.0 million and RMB5.7 million in the fiscal years ended June 30, 2009 and 2010, respectively. In the same periods, we recorded a net income attributable to the Company of RMB97.0 million and RMB5.7 million, respectively. In the fiscal year ended June 30, 2011, we had a net loss of RMB408.0 million (US$63.1 million) and a net loss attributable to the Company of 411.3 million (US$63.6 million).

Our ELP Business

Historically, ELP business was our principal business and primarily consisted of content and services and content delivery platforms. Due to the increasing competition from more versatile mobile devices such as tablet computers and smart phones, the traditional ELP business incurred losses during the past few quarters. In light of the fundamental changes in the market, disruptions to our distribution network, and our intention to focus more heavily on its education services business, we considered various strategic alternatives for the ELP business, retained an independent financial advisor to assist it in soliciting and evaluating bids for the ELP business and established a special committee to continue to evaluate the strategic alternatives relating to the ELP business, including, among others, the closure of the ELP business.

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win at a consideration of RMB100.0 million (US$15.5 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011. We received the initial installment of the U.S. dollar equivalent of RMB40 million (US$6.2 million) in April 2011, the second installment of RMB17.5 million (US$2.7 million) in July 2011 and the final installment of RMB30.0 million (US$4.6 million) in October 2011. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

Our Education Services

With the sale of our ELP business, we have intended to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services. In addition to the attractive margin and high visibility nature of the education services industry, this fast-growing market in China remains highly fragmented and underpenetrated. Our current education services portfolio, including Little New Star and Wentai Education, has demonstrated impressive growth and we have intended to leverage this momentum in order to fuel growth and expand this business. As an operator and manager of kindergartens, Yuanbo Education, our recently acquired target focusing on China’s premium pre-school segment, complements our existing Wentai Education business, which focuses on high-end kindergartens, primary and secondary schools, and our Little New Star business, which provides English language training for children aged between 3 and 12. We believe we will continue to leverage the breadth and depth of senior management experience we have in education services and to build on our successful track record of profitably expanding within this segment.

English Language Training Services

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, a leading provider of English training services for children in China, founded in 1992 and based in Changsha, Hunan Province. As of the date of this annual report, we operated a nationwide training network of the Little New Star Education Group, which consisted of 15 directly-owned training centers in Changsha, Datong and Xiangtan and over 600 franchised training centers across China and provides English training to children. The professional teaching team in directly-owned training centers consisted of approximately 100 teachers. We plan to use our nationwide distribution channels and sales and marketing expertise in China to expand the English training services for children.

Kindergartens, Primary and Secondary Schools

In July 2010, we completed the acquisition of 70% of the equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. Wentai Education specializes in operating and managing schools for students aged between 3 and 18, with the goal of providing high-end, top-quality education. As of June 30, 2011, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, directly operated and managed one secondary school and operated and managed five kindergartens, one primary school and two secondary schools through its 67%-owned subsidiary, Zhongda Foundation Education, in five cities in Guangdong Province namely, Guangzhou, Foshan, Shenzhen, Dongguan and Huizhou as of June 30, 2011. Classes at Wentai Education and Wentai Investment are conducted bilingually in Chinese and English, taught and administered by approximately 650 teachers and staff. As of June 30, 2011, Wentai Education had a total student enrollment of over 6,600. One new school and one new kindergarten are scheduled to open by September 2011 and the management is working to open three additional kindergartens and one additional school in 2012. We expect that Wentai Education will have at least 20 schools and kindergartens under management by the end of 2011, representing twice the number of schools and kindergartens at the time of the close of the acquisition in July 2010.

In July 2011, we acquired an 80% interest in Yuanbo Education, a company focused on early childhood education services in the Yangtze Delta region. As of June 30, 2011, Yuanbo Education operated 15 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. It targets children aged 0 to 6, and has the competitive advantage of offering world-class courses from Taiwan, Germany, Italy and Canada. As of June 30, 2011, Yuanbo Education had a total student enrollment of approximately 4,300 and over 600 staff members. Its management team, which has successfully grown the company since its establishment in 2001, retains a 20% equity interest in Yuanbo Education.

The Little New Star Group also operated and managed three kindergartens in Changsha as of June 30, 2011.

After-school Tutoring Programs

In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. Wentai Education and Wentai Investment provide enrichment programs, summer camps and after-school programs in addition to normal classroom studies.

Research and Development

Our competitive advantage in technology was key to our past success. We intend to continue to focus a significant amount of our resources on our research and development effort for our education services business. Currently, our research and development effort is focused on developing premium English teaching methodologies and teaching materials for children aged between 3 and 12. We expect to expand our research and development efforts in developing and enhancing our school and kindergarten information management systems in the future.

Our research and development expenses were nil, RMB1.9 million and RMB2.2 million (US$0.3 million) for the fiscal years ended June 30, 2009, 2010 and 2011, respectively.

Marketing and Brand Promotion

To enhance our brand recognition and attract customers for our supplemental English training services, we have advertising arrangements with Chinese national and local consumer media outlets, such as newspapers (including school newspapers), campus billboards and leading Internet portals to promote our brands across China.

Competition

Our main competitors in the children’s English training market include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Our main competitors in the early childhood, primary and secondary education services market include ChinaCast Education Corporation, ChinaEdu Corporation, TAL Education Group and Xueda Education Group.

Intellectual Property

Our “Noah,” “Little New Star,” “Wentai” and “Qingan” brands and other intellectual property rights contribute to our competitive advantage in the interactive education content industry, English language training for children services and education services in China. As of the date of this annual report, we had a total of 56 registered trademarks and 35 trademarks pending registration in China, including “Noah” and “Little New Star.” We have registered our primary domain name www.noaheducation.com and 42 additional domain names, including eight domain names registered under the Little New Star Education Group, such as www.littlestar.com.cn and www.jmlittlestar.com.cn, five domain names registered under Wentai Education, such as www.wentaiedu.com, and three domain names registered under Yuanbo education, such as www.qingankid.com. As of the date of this annual report, we held 45 domestic patents, and had 2 pending patent applications. We have also obtained copyright protections for our key proprietary software and teaching materials.

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

Regulation

Internet-Related Regulations

Through Leisen Education, we operate Internet websites in China as part of our business. Under applicable PRC laws and regulations, the operation of Internet websites could be regarded as engaging in an Internet value-added telecommunication business, which is subject to restrictions on foreign ownership and requires a value-added telecommunication business license to be obtained. Under the PRC Catalog for the Guidance of Foreign Investment Industries promulgated by the Ministry of Commerce, Noah Education Holdings Ltd., as a foreign enterprise, are restricted from providing Internet information service involving education and publication. Under the PRC Provisions on the Administration of Telecommunications Enterprises with Foreign Investment promulgated by the State Council, the maximum foreign ownership in a telecommunication enterprise that is engaged in the value-added telecommunication must not be more than 50%. Based on our verbal consultation with the Hunan Branch of the Ministry of Industry and Information Technology, Leisen Education is not required to obtain the value-added telecommunication business license for its online services.

In addition, Leisen Education may be regarded to be engaging in Internet education information services, which are subject to the supervision and administrative control of the Ministry of Culture and the General Administration of Press and Publication and require both an internet culture license and an online publication license to be obtained. Based on our verbal consultation with the Hunan Branch of the Ministry of Culture and the Hunan branch of the General Administration of Press and Publication, Leisen Education is not required to obtain such licenses for its online services.

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

The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. These regulations and rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, particularly in the areas of higher education and vocational training. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Permits for Chinese-foreign Cooperation in Operating Schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We currently operate English training centers through a wholly foreign owned enterprise, Animation Digital, which we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. We also operate and manage kindergartens through Animation Digital, Wentai Education, Wentai Investment and Yuanbo Education, and operates and manages primary and secondary schools through our consolidated affiliated entity, Wentai Investment, over which our 70%-owned subsidiary Wentai Education has effective control through contractual arrangements. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our English training centers, kindergartens and primary and secondary schools are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by a PRC-registered domestic entity. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of English training centers, kindergartens and primary and secondary schools until we obtain the necessary permits. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that we do not have the requisite licenses or permits to provide English training services and education services, we may have to cease the operations of English training centers, kindergartens and schools and suffer a setback to our growth strategy.”

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

On May 20, 2011, SAFE issued the Notice on Operating Instructions Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, the notice simplified the foreign exchange registration procedures and became effective as of July 1, 2011. According to the notice, PRC individual residents are allowed to establish SPVs before completing relevant foreign exchange registration procedures for overseas investment with the relevant local SAFE branch. But the SPVs are prohibited to conduct offshore financing, change share structure or make return on investment prior to such foreign exchange registration. In the following circumstances, PRC individual residents are required to conduct alteration of the foreign exchange registration within time limit: (1) SPVs go through alteration of financing; (2) direct establishment or indirect control of enterprises offshore by registered SPVs; or (3) PRC individual residents obtain incomes from capital variation of SPVs. With regard to other alterations of SPVs, the alteration of the foreign exchange registration may be completed during the yearly inspection period of foreign invested enterprises. The notice also sets forth applicable conditions and main inspection points for retroactive registration in detail.

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

Regulations on Copyright

Under the PRC Copyright Law, the Regulation on the Implementation of the PRC Copyright Law, and the PRC Measures for the Administrative Protection of Internet Copyright, promulgated by the National Copyright Administration jointly with the Ministry of Industry and Information Technology in 2005, generally, copyright is protected for 50 years from the date of first publication of the work. A non-copyright holder may use another author’s work in accordance with licensing agreements agreed with the copyright holder.

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

Regulations on Trademarks

The PRC Trademark Law and its implementation regulations provide protection to holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations, which have ten year terms. Registered trademark license agreements must be filed with the Trademark Office or its regional offices.

C.	Organizational Structure

We conduct our business operations in China through our subsidiaries in China, as well as through our contractual arrangements with an affiliated entity and its shareholders.

Our significant subsidiaries, as of the date of this annual report, include:

•	Global Ring Limited, or Global Ring;

•	Trump Global Limited;

•	Bright Sound Limited;

•	Win Bright Creation Limited;

•	Chengdu Shidai Noah Education Software Co. Ltd., or Chengdu Shidai;

•	Chengdu Shidai Noah Information Technology Co. Ltd.;

•	Noah Education Technology (Shenzhen) Co., Ltd., or Noah Education;

•	Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education

•	Changsha Mei Wen Education Investment Management (Service) Co., Ltd.;

•	Shenzhen New Noah Education Investment Development Co., Ltd.;

•	Beijing Noah Zhi Yuan Education Consulting Co., Ltd.;

•	Shanghai Yuanbo Education Information and Consulting Corporation Ltd.;

•	Bright Sound Electronic Technology (Shenzhen) Co., Ltd., or Bright Sound;

•	Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital;

•	Changsha High-Tech Development Zone Xinya Co., Ltd.; and

•	Changsha Little New Star Stationery Development Co., Ltd.

The affiliated entities, on which we rely to carry out certain of our operations in China, include:

•	Changsha Leisen Education Software Co. Ltd., or Leisen Education;

•	Shenzhen Wentai Investment Co., Ltd., or Wentai Investment; and

•	Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation Education

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Animation Digital has entered into contractual arrangements with Leisen Education and Dong Xu, the only shareholder of Leisen Education, to obtain effective control over the operation of Leisen Education. Dong Xu is our founder, chairman and chief strategy officer. Contractual arrangements consist of an equity pledge agreement, a call option agreement, a loan agreement, a power of attorney, a software development and maintenance agreement, an exclusive technology supporting and consulting service agreement and a content providing agreement.
(2)	Wentai Education has entered into contractual arrangements with Shenzhen Wentai Investment Co., Ltd., or Wentai Investment, and Dong Xu and Qicai Du, the only shareholders of Wentai Investment, to obtain effective control over the operation of Wentai Investment. Contractual arrangements consist of an equity pledge agreement, a call option agreement, a loan agreement, an operation and management agreement, service agreements and powers of attorney.
(3)	Comprise Changsha Wangxian Diai Baobei Bilingual Kindergarten, Changsha Noah Shanlin Diai Baobei Kindergarten, Huizhou Foreign Language Kindergarten and Shenzhen Nanshan District Chunmiao Kindergarten.
(4)	Comprise Huizhou Foreign Language School and Guangzhou Zengcheng District Lihucheng Foreign Language School.
(5)	The two secondary schools are Foshan Nanhai District Zhongshan University Foreign Language School and Dongguan Zhongda Foreign Language School. The primary school is Guangzhou Baiyun District Zhongda Lanshan Foreign Language Primary School. The six kindergartens are Foshan Nanhai District Zhongshan University Foreign Language Kindergarten, Foshan Nanhai District Zhongda Siji Huacheng Foreign Language Kindergarten, Guangzhou Baiyun District Zhongda Lanshan Foreign Language Kindergarten, Guangzhou Luogang District Zhongda Vanke City (International) Kindergarten, Zengcheng Lihucheng Zhongshan University Foreign Language Kindergarten and Dongguan Zhongda Kindergarten.
(6)	Comprise Shanxi Datong Little New Star Foreign Language School, Changsha Tianxin District Little New Star School, Changsha Tianxin District New Star English Training School and Xiangtan Yuetang District Little New Star English School.
(7)	Comprise Changsha Furong District Nan Ming Yuan Little New Star Kindergarten, Changsha Mei Lin Shui Jun Kindergarten, Changsha Kaifu District Golden Seashore Little New Star Kindergarten and Changsha Tianxin District Huasheng Little New Star Kindergarten.
(8)	Comprise Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shanghai Jinshan District Private Litter Harvard Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-city Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, Tongxiang City Qing An Little Oxford Kindergarten, Jiaxing Qing An Qingha-Sites Kindergarten and Yellow Mountain City Tunxi District Bigui Garden Qing An Kindergarten.

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the Internet industry, including media content production and distribution. See “Item 4. Information on the Company — B. Business Overview — Regulation — Internet-Related Regulations.” Our subsidiaries in China, which are considered as foreign-invested entities, are limited in their abilities to engage in operations in the Internet industry. Accordingly, we conduct the Internet-related aspects of our business through the www.littlestar.com.cn website through contractual arrangements with Leisen Education, which is the vehicle that holds or has applied for the requisite licenses and permits. We depend on Leisen Education to operate our online business. We have also entered into contractual arrangements with Leisen Education and its shareholder, a PRC citizen, that enable us to:

•	exercise effective control over Leisen Education;

•	receive a substantial portion of the economic benefits from Leisen Education in consideration for the services provided by our subsidiary, Animation Digital; and

•	have an exclusive option to purchase all or part of the equity interests in Leisen Education to the extent permitted by PRC law.

We expect to continue to depend on Leisen Education to operate our online business unless and until we are permitted under PRC laws and regulations to directly own and operate Internet-related businesses without constraints.

PRC laws and regulations do not permit PRC-foreign cooperative schools to engage in compulsory education. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Private Schools.” We are a foreign legal person under the PRC laws. Wentai Education, our wholly owned subsidiary in China, is currently ineligible to directly operate or manage primary and secondary schools which are in compulsory education system. Accordingly, we depend on our consolidated affiliated entity, Wentai Investment, to operate primary and secondary education services in China. We have entered into contractual arrangements with Wentai Investment and its shareholders, two PRC citizens, that enable us to:

•	exercise effective control over Wentai Investment;

•	receive a substantial portion of the economic benefits from Wentai Investment in consideration for the services provided by our subsidiary, Wentai Education; and

•	have an exclusive option to purchase all or part of the equity interests in Wentai Investment to the extent permitted by PRC law.

We expect to continue to depend on Wentai Investment to operate our primary and secondary education services unless and until we are permitted under PRC laws and regulations to directly own and operate compulsory education businesses without constraints.

In the opinion of our PRC legal counsel:

•	the ownership structures of Leisen Education and our subsidiaries in China comply in all material respects with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiaries, Leisen Education and its shareholder governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of our subsidiaries in China and Leisen Education comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC Internet related businesses and primary and secondary schools do not comply with PRC government restrictions on foreign investment in the Internet and compulsory education industries, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

Contractual Arrangements with Leisen Education and Its Shareholder

Our relationships with Leisen Education and its shareholder are governed by a series of contractual arrangements. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. We derived economic benefits from Leisen Education through our effective control over Noah Zhi Yuan resulting from the contractual arrangement. In June 2011, we terminated our contractual arrangement with Noah Zhi Yuan due to the spin-off our ELP business, and Animation Digital entered into new contractual arrangements with Leisen Education and its shareholder. Under PRC laws, each of Leisen Education and Animation Digital is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Leisen Education and Animation Digital, Leisen Education does not transfer any other funds generated from its operations to Animation Digital. In June 2011, we entered into agreements to document these contractual arrangements, which the parties acknowledged in writing that the agreements had been in place since March 2009, the date when Leisen Education was established.

Agreements that Provide Effective Control over Our Affiliated Entity

Equity Pledge Agreement. Pursuant to the equity pledge agreement between Animation Digital and Mr. Dong Xu, the shareholder of Leisen Education, who pledged all of his equity interest in Leisen Education to Animation Digital to guarantee the performance of Leisen Education’s obligations under the software development and maintenance agreement, the exclusive technology supporting and consulting service agreement and the content providing agreement. If Leisen Education or Mr. Dong Xu breaches its respective contractual obligations, Animation Digital, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Dong Xu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Leisen Education without the prior written consent of Animation Digital.

Call Option Agreement. Under the call option agreement between Mr. Dong Xu and Animation Digital, Mr. Dong Xu irrevocably granted Animation Digital or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Leisen Education within ten years upon the effectiveness of the call option agreement. The price for such option is RMB10,000. The exercise price for purchasing all of the share capital of Leisen Education is RMB2,788,727.39.

Loan Agreement. Pursuant to the loan agreement between Animation Digital and Mr. Dong Xu, Animation Digital agreed to grant a loan of RMB2,788,727.39 at zero interest to Mr. Dong Xu for his investment in the share capital of Leisen Education. Mr. Dong Xu agreed to repay the loan upon the receipt of the repayment notification of Animation Digital at any time. The loan can be repaid only with the proceeds from sale of the Mr. Dong Xu’s equity interest in Leisen Education to Animation Digital.

Power of Attorney. Mr. Dong Xu, the controlling shareholder of Leisen Education, has each executed a power of attorney to any person designated by Animation Digital to authorize such person to vote as his attorney-in-fact on all of the matters of Leisen Education requiring shareholder approval. The term of each of this power of attorney is ten years from the date thereof.

Agreements that Transfer Economic Benefits to Us

Software Development and Maintenance Agreement. Pursuant to the software development and maintenance agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to develop software related to the website owned and operated by Leisen Education (www.littlestar.com.cn), and to provide subsequent software maintenance and management services to Leisen Education. The software developed by Animation Digital thereunder remains the property of Animation Digital, but is exclusively licensed to Leisen Education. Leisen Education agrees to pay annual service fees of 40% of its total annual revenue to Noah Education. The term of this agreement is ten years from the date thereof.

Exclusive Technology Supporting and Consulting Service Agreement. Pursuant to the exclusive technology supporting and consulting service agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education technology supporting and consulting services related to the business operations of Leisen Education. Any and all intellectual property created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Animation Digital agrees to pay annual service fees of 40% of its total annual revenue to Noah Education. The term of this agreement is ten years from the date thereof.

Content Providing Agreement. Pursuant to the content providing agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education the content needed for the website owned and operated by Leisen Education (www.littlestar.com.cn). Any and all intellectual properties created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 10% of its total annual revenue to Noah Education. The term of this agreement is ten years from the date thereof.

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

Call Option Agreement. Under the call option agreement dated April 23, 2010 between the shareholders of Wentai Investment and Wentai Education, the shareholders of Wentai Investment irrevocably granted Wentai Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Wentai Investment within 20 years upon the effectiveness of the call option agreement. The exercise price for purchasing all of the share capital of Wentai Investment is RMB30.0 million.

Loan Agreement. Pursuant to the loan agreement between dated March 12, 2010 Wentai Education and the shareholders of Wentai Investment, Wentai Education agreed to lend RMB21 million (US$3.2 million) to Mr. Dong Xu and RMB9 million (US$1.4 million) to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from sale of the equity interests in Wentai Investment to Wentai Education.

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

Our headquarters are located in Shenzhen, Guangdong Province, China, where we own approximately 1,400 square meters of office space. We also own approximately 17,000 square meters of premises in Chengdu Hi-tech Industrial Development Zone for research use.

The Little New Star Education Group owns approximately 2,594 square meters of office and classroom space in Changsha, Hunan Province. As of June 30, 2011, the Little New Star Education Group leased an aggregate over 12,000 square meters of office and classroom space in Changsha, Datong and Xiangtan.

Wentai Education and Wentai Investment own approximately 4,100 square meters of office and dormitory space in Shenzhen and Dongguan. As of June 30, 2011, Wentai Education and Wentai Investment leased an aggregate of approximately 90,000 square meters of office, classroom and dormitory space in Dongguan, Huizhou, Foshan, Guangzhou, Changsha and Shenzhen.

As of the date of this annual report, Yuanbo Education leased an aggregate of over 55,000 square meters of office, classroom and dormitory space in Jiaxing, Shanghai, Wuxi, Shaoxing, Haining, Tongxiang and Huangshan.

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

Overview

Our net revenue was RMB4.7 million, RMB39.9 million and RMB93.5 million (US$14.5 million) in the fiscal years ended June 30, 2009, 2010 and 2011, respectively. Our net income was RMB97.0 million and RMB5.7 million in the fiscal years ended June 30, 2009 and 2010, respectively. In the same periods, we recorded a net income attributable to the Company of RMB97.0 million and RMB5.7 million, respectively. In the fiscal year ended June 30, 2011, we had a net loss of RMB408.0 million (US$63.1 million) and a net loss attributable to the Company of 411.3 million (US$63.6 million).

Acquisitions

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which was mainly comprised of Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB53.0 million (US$8.2 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. As of the date of this annual report, we have fully the consideration. The Little New Star Group operates a nationwide training network, which consists of 15 directly-owned training centers in Changsha, Datong and Xiangtan and over 600 franchised training centers across China, to provide English training to children. As of June 30, 2011, the Little New Star Education Group had approximately 5,800 student enrollments in directly-owned training centers and kindergartens. The professional teaching team in directly-owned training centers and kindergartens consisted of approximately 180 teachers.

In March, April and June 2010, our wholly-owned subsidiary, Noah Education, entered into a series of agreements to acquire Wentai Education. In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education through a series of transactions, including the acquisition of a 40% equity interest in Wentai Education for a total consideration of RMB36.0 million (US$5.6 million), as well as contribution of RMB30.0 million (US$4.6 million) to Wentai Education’s registered capital and contribution of RMB60.0 million (US$9.3 million) to Wentai Education’s capital reserves for an additional 30% equity interest. As of the date of this annual report, we have paid RMB35.0 million (US$5.4 million) to Wentai Education’s former shareholders and have contributed RMB90.0 million (US$13.9 million) to Wentai Education’s capital. We will pay the remaining consideration of RMB1.0 million (US$0.2 million) in fiscal 2012.

In April, May and July 2011, Noah Education entered into a series of agreements to acquire Yuanbo Education. In July 2011, we completed the acquisition of an 80% interest in Yuanbo Education through a series of transactions, including the acquisition of a 67.2% equity interest in Yuanbo Education for a total consideration of approximately RMB48.6 million (US$7.5 million), as well as contribution of approximately RMB8.96 million (US$1.4 million) to Yuanbo Education’s registered capital and contribution of approximately RMB37.3 million (US$5.8 million) to Yuanbo Education’s capital reserves for an additional 12.8% equity interest. As of the date of this annual report, we have paid RMB33.6 million (US$5.2 million) to Yuanbo Education’s former shareholders and have contributed RMB46.3 million (US$7.2 million) to Yuanbo Education’s capital. We will pay the remaining consideration of RMB15.0 million (US$2.3 million) in fiscal 2013 and 2014 according to the terms and conditions set forth in the investment agreement.

Divestiture

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win for a consideration of RMB100.0 million (US$15.5 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011.

We received the initial installment of the U.S. dollar equivalent of RMB40 million (US$6.2 million) in April 2011, the second installment of RMB17.5 million (US$2.7 million) in July 2011 and the final installment of RMB30.0 million (US$4.6 million) in October 2011. We have released the shares pledged by Mr. Tang as security for his payment obligations under the stock purchase agreement. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

Factors Affecting Our Results of Operations

Market Demand

In 1986, the PRC government began requiring each child to have at least nine years of compulsory formal education. Chinese culture’s emphasis on education and the PRC government’s one-child policy have generally resulted in Chinese families investing a substantial amount of their financial resources in their only child’s education. According to a report published by Sohu.com in January 2010, demand for kindergarten and primary education has experienced a sharp rise. Approximately 46% of the respondents said that they would send their children into private schools, while less than 20% of the respondents have totally ruled out private schools. Expenditure on pre-school and primary education has become a major household spending category in China. The report shows that over half of the families surveyed spend over RMB500 per month on pre-school education, and approximately 25% of families spend an average of over RMB1,000. With respect to children studying in primary and secondary schools, family spending on after-school classes increases as children advance in formal schooling. Approximately 40% of families spending on after-school classes spend an average of over RMB1,000 on those classes compared to 26% spending RMB500 to RMB1,000 and 13% spending less than RMB200.

Education Services Rendered

We commenced business in 1999 focusing on the design, production and distribution of translation devices. In July 2004, we substantially completed our reorganization and began focusing on developing and delivering interactive education content. Since fiscal 2005, we have derived most of our revenue from the sale of DLDs and E-dictionaries. We entered into a stock purchase agreement in March 2011 and its amendment in June 2011 to sell our ELP business and certain target assets in order to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services space. The purchaser has been responsible for the operation of the ELP business since April 1, 2011, including earnings or losses during the period between signing and closing. The sale was completed in June 2011.

In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group. The Little New Star Group provides English language training services to children through its 15 directly-owned training centers and over 600 franchised training centers across China. In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. As of June 30, 2011, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, directly operated and managed one secondary school and operated and managed five kindergartens, one primary school and two secondary schools through its 67%-owned subsidiary, Zhongda Foundation Education, in five cities in Guangdong Province as of June 30, 2011. Wentai Education and Wentai Investment have approximately 650 teachers and staff and had a total student enrollment of over 6,600 in fiscal year ended June 30, 3011. In July 2011, we acquired an 80% interest in Yuanbo Education, a company focusing on early childhood education services in the Yangtze Delta region. As of June 30, 2011, Yuanbo Education operated 15 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

We recognize revenues from tuition fees for enrollment in our English training to children and in kindergartens, private primary and secondary schools. Tuition fees are generally paid in advance by students. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognized as revenue ratably over the course of the tuition programs. We also generate revenue by franchising schools under the brand name of Little New Star. Initial franchise fee represents provision of initial setup services. Initial franchise fee is recognized as revenue upon the opening of the schools as the initial franchising fees are non-refundable and we does not have significant continuing obligations related to the initial franchising fee after the schools are opened. We provide continuing supporting services to the franchise schools, including marketing and advertising services. The continuing support fee is received upfront and the revenue is deferred and evenly recognized over the life period of the continuing supporting service agreement. Our teaching materials consist of textbooks and assisting teaching books. We consider our customers to be the franchised school operators and do not sell directly to end-users. Revenue from teaching materials is generally recognized when goods are delivered and title has passed to the franchised school operators and collectability is reasonably assured. No refund or return is allowed upon delivery of teaching materials to the franchised schools. The most significant factors that directly affect our revenues are the number of student enrollments and the amount of tuition fees. The number of student enrollments is affected by the market demand, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have kindergartens, schools and training centers, our ability to respond to competitive pressure, as well as seasonal factors. We determine tuition fees primarily based on the market demand, the targeted market, the geographic location, cost of services, and the tuition fees charged by our competitors for the same or similar programs.

Seasonality

Enrollments in our English training courses tend to peak during summer and winter semester breaks, which occur in the third and the first calendar quarters, respectively. On the contrary, our kindergartens, primary and secondary schools operate throughout the year except for the summer and winter breaks.

Economic Environment

China’s high-growth, fragmented and underpenetrated education services market continues to offer a wealth of opportunities to generate healthy margins, high visibility and recurring cashflow. We therefore believe the after-school and private education market has the potential to grow significantly in the long-term. As such, we will continue to leverage our extensive industry experience and strong cash balance to pursue organic and acquisitive growth within this space.

Our Results of Operations

Net Revenue, Cost of Revenue and Gross Profit

The following table sets forth our net revenue, cost of revenue and gross profit for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2009	2009 to 2010 Change	2010	2010 to 2011 Change	2011
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)
	(in thousands, except percentages)
Continuing operation(1)
Net revenue	4,707	747.6	39,898	134.3	93,475	14,462
Cost of revenue	(3,967)	366.2	(18,494)	134.3	(43,326)	(6,703)

Gross profit	740	2,792.4	21,404	134.3	50,149	7,759

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The following table sets forth our net revenue, cost of revenue and gross profit, as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2009	2010	2011
	(%)	(%)	(%)
Continuing operation(1)
Net revenue	100.0	100.0	100
Cost of revenue	84.3	46.4	46.3

Gross profit	15.7	53.6	53.7

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The table below sets forth the revenue from the product groups in the periods indicated.

	Year Ended June 30,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Supplemental English Training	4,707	36,069	33,135	5,127

Kindergartens	—	3,829	25,958	4,016

Primary and Secondary Schools	—	—	34,382	5,319

Total Revenue	4,707	39,898	93,475	14,462

Net Revenue. Our net revenue represents the invoiced value of our goods sold and services rendered, net of value added taxes, or VAT, and business taxes. We are subject to VAT at a rate of 17% on the invoiced value of electronic learning devices sold and at a rate of 13% on the invoiced value of teaching materials sold. In addition, we are subject to a 3% business tax on gross revenue generated from services rendered by the Little New Star Group through its training schools. Our kindergartens are also subject to a 3% business tax on gross receipts minus a certain portion exempt from business tax as permitted by the PRC tax laws.

Our ELP business was disposed of in June 2011 and is reclassified as a discontinued operation. As a result, our revenue has been recast to remove the net revenue generated from the ELP business in each of the three fiscal years ended June 30, 2011.

Net revenue of continuing operation increased by 134.3% from RMB39.9 million in fiscal 2010 to RMB93.5 million (US$14.5 million) in fiscal 2011. The increase was primarily due to revenue contribution from Wentai Education which we acquired in July 2010. Net revenue increased by 747.6% from RMB4.7 million in fiscal 2009 to RMB39.9 million in fiscal 2010. The increase was primarily due to revenue contribution from the supplemental English training services for children under the Little New Star brand, which amounted to RMB39.9 million in fiscal 2010.

Cost of Revenue. Cost of revenue consists primarily of labor cost, rental expenses, depreciation and maintenance costs for related equipment, and other operating expenses that are directly attributable to rendering of our operations.

Our ELP business was disposed of in June 2011 and is classified as a discontinued operation. Our cost of revenue has been recast to remove the cost of revenue incurred by the ELP business in each of the three fiscal years ended June 30, 2011.

Cost of revenue of continuing operation increased by 134.3% from fiscal 2010 to fiscal 2011 primarily due to incremental revenue increase realized by Wentai Education which was not present in fiscal 2010. Cost of revenue increased by 366.2% from fiscal 2009 to fiscal 2010 primarily due to the cost of revenue from the English training for children business of RMB18.5 million, which was not present in fiscal 2009.

Operating Expenses

The following table sets forth our operating expenses for the periods indicated and the amount and percentage change between periods.

	Year Ended June 30,
	2009	2009 to 2010 change	2010	2010 to 2011 change	2011
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)
	(in thousands, except percentages)
Continuing operation(1)
Research and development expenses	—	—	1,879	17.7	2,212	342
Sales and marketing expenses	—	—	3,391	17.4	3,980	616
General and administrative expenses	21,735	94.0	42,170	55.3	65,469	10,129
Other operating expenses	49	5,704.8	2,862	269.4	10,572	1,636

Total operating expenses	21,784	130.9	50,302	63.5	82,233	12,723

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

Research and Development Expenses. Research and development expenses consist primarily of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment and R&D material costs. The 17.7% increase in research and development expenses in fiscal 2011 compared to fiscal 2010 was primarily due to increases in remuneration for R&D staff.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising costs, remuneration for staff involved in selling and marketing efforts, depreciation, share-based compensation and travel and entertainment expenses. The 17.4% increase in sales and marketing expenses in fiscal 2011 compared to fiscal 2010 was primarily due to the RMB0.5 million (US$0.1 million) sales and marketing expenses attributable to Wentai Education. As a percentage of net revenue, sales and marketing expenses decreased to 4.3% in fiscal 2011 from 8.5% in fiscal 2010, primarily due to lower expenditure on advertising and marketing in connection with our education services business.

General and Administrative Expenses. General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses and depreciation. The 55.3% increase in general and administrative expenses in fiscal 2011 compared to fiscal 2010 was primarily attributable to a general and administrative expense of RMB18.2 million (US$2.8 million) incurred by Wentai Education, an increase in employee remuneration of RMB3.0 million (US$0.4 million) for the Little New Star Education Group and increases in share-based compensation and travel expenses. The 94.0% increase in general and administrative expenses in fiscal 2010 compared to fiscal 2009 was primarily due to the general and administrative expense of RMB7.2 million attributable to our English training for children business, which was not present in fiscal 2009.

Other Operating Expenses. Other operating expenses in fiscal 2011 consisted primarily of legal and professional fees of RMB8.7 million (US$1.3 million) associated with the sale of the ELP business. Other operating expenses in the fiscal year ended June 30, 2010 consisted primarily of one-time penalty of approximately RMB2.4 million paid to the local government due to the failure of one of our PRC subsidiaries to comply with the capital use requirements. Other operating expenses in the fiscal year ended June 30, 2009 consisted primarily of share cancellation fees for those shares bought back under our share repurchase plan.

Other Income Statement Items and Net Income

The following table sets forth other income statement items and net income for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2009	2009 to 2010 change	2010	2010 to 2011 change	2011
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Continuing Operation(1)
Net revenue	4,707	747.6	39,898	134.3	93,475	14,462
Cost of revenue	(3,967)	366.2	(18,494)	134.3	(43,326)	(6,703)

Gross profit	740	2,792.4	21,404	134.3	50,149	7,759
Total operating expenses	(21,783)	130.9	(50,302)	63.5	(82,232)	(12,723)

Other operating income	—	*	279	1,875.6	5,512	853

Operating loss	(21,043)	36.0	(28,619)	(7.2)	(26,571)	(4,111)
Derivative gain	5,807	(100.0)	—	—	—	—
Impairment loss on investment	—	—	—	*	(4,410)	(682)
Interest income	5,308	72.1	9,134	(79.4)	1,880	291
Investment income	15,257	(81.5)	2,824	290.3	11,022	1,705
Other non-operating income (expenses)	6,204	(3.9)	5,962	(119.8)	(1,180)	(183)

Income (loss) before income tax	11,533	(192.8)	(10,699)	80.0	(19,259)	(2,980)
Income tax expenses	—	*	(164)	3,692.1	(6,219)	(962)

Net income (loss) from continuing operations	11,533	(194.2)	(10,863)	134.5	(25,478)	(3,942)

Net income (loss) from discontinued operation	85,457	(80.7)	16,523	(2,415.1)	(382,515)	(59,181)

Net income (loss)	96,990	(94.2)	5,660	(7,308.4)	(407,993)	(63,123)

Net income (loss) attributable to shareholders	96,990	(94.2)	5,660	(7,367.4)	(411,337)	(63,640)

*	Not meaningful
(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The following table sets forth other income statement items and net income as a percentage of net revenue for the periods indicated.

	Year Ended June 30,
	2009	2010	2011
	(%)	(%)	(%)
Continuing Operation(1)
Net revenue	100.0	100.0	100.0

Gross profit	15.7	53.6	53.6
Total operating expenses	(462.7)	(126.1)	(88.0)

Other operating income	—	0.7	5.9

Operating loss	(447.0)	(71.7)	(28.4)
Derivative gain	123.4	—	—
Impairment loss on investment	—	—	(4.7)
Interest income	112.8	22.9	2.0
Investment income	324.1	7.1	11.8
Other non-operating income (expenses)	131.8	14.9	1.3

Income (loss) before income tax	245.0	(26.9)	(20.7)
Income tax expenses	—	(0.4)	6.7

Net income (loss) from continuing operations	245.0	(27.2)	(27.3)

Net income (loss) from discontinued operation	1,815.5	41.4	(409.2)

Net income (loss)	2,060.5	14.2	(436.5)

*	Less than 0.1%
(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

Other Operating Income. Other operating income primarily consists of government subsidies in relation to refund of VAT to encourage development in the software industry and income from other enhancement programs, such us summer or winter camp, provided by us. Other operating income increased by 1,875.6% in fiscal 2011 from fiscal 2010 primarily because of increases in government subsidies and income from other enhancement programs.

Derivative Gain. Derivative gain in fiscal 2009 primarily consisted of change in the fair market value of the warrants we issued. The warrants expired in April 2009.

Impairment Loss on Investment. In the fiscal year ended June 30, 2011, we had an impairment loss on investment of RMB4.4 million (US $0.7 million), as a result of our disposal of the operating assets of the ELP business.

Interest Income. Interest income represents interest income from our bank deposits. The 79.4% decrease in interest income in the fiscal year ended June 30, 2011 was primarily due to a decrease in cash deposit in banks and lower interest rates on our cash deposit. The 72.1% increase in interest income in the fiscal year ended June 30, 2010 was primarily due to an increase in bank deposit as we put more cash in short-term deposits. Interest income decreased 61.1% in the fiscal year ended June 30, 2009 mainly due to the decreased average cash and cash equivalent and a decrease in interest rate.

Investment Income. Investment income primarily consists of returns from investing with bank financial products and the gain or loss on trading investments. The 290.3% increase in investment income in the fiscal year ended June 30, 2011 was primarily due to increased returns from investment in bank financial products. The 81.5% decrease in investment income in the fiscal year ended June 30, 2010 was primarily due to less investment in bank financial products

Other Non-Operating Income. Other non-operating income consists of foreign exchange gains due to the depreciation of the US dollar and rebates and subsidies received from The Bank of New York Mellon in connection with its appointment as depositary of the ADSs.

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

Our subsidiaries and our variable interest entities in China are subject to income tax at the current rate of 25%. However, some of our subsidiaries and our variable interest entities enjoy lower enterprise income tax rates because of preferential tax treatments. For example, Noah Education enjoyed a preferential tax rate of 18%, 20% and 22% in 2009, 2010 and 2011, respectively. In addition, some of our subsidiaries also are entitled to a two-year full tax exemption followed by a three-year 50% tax concession, beginning from each of their first profitable year.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law, which became effective on January 1, 2008. The enterprise tax law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Existing companies are required to transition to the enterprise income tax rate over the next five years. On December 26, 2007, the State Council promulgated the Notice on Implementation of Preferential Policies on Transition of Enterprises Income Tax, which provides that as from January 1, 2008, the enterprises that were taxed at 15% previously will be taxed at 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, and the enterprises that were granted certain tax concessions will continue to enjoy the tax concessions until the expiry day in accordance with the tax preferences under the old income tax law, regulations and other relevant provisions. Furthermore, the PRC enterprise income tax law also provides that a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, will be subject to PRC income tax. According to the enterprise income tax law, the term “de facto management bodies” therein refers to those bodies that exercise substantial and overall management and control over the production, operation, personnel, accounting and properties of enterprises. However, the enterprise income tax law does not clearly provide which conducts will be regarded as substantial and overall management and control. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, the new tax law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on PRC enterprises an obligation to withhold tax on dividend distributions to foreign investors. Unless the relevant tax treaties entered into by China otherwise provide, under the new tax law, 10% withholding tax is applied to the dividends distributed to foreign investors by PRC enterprises, provided that such foreign investors have not been regarded as resident enterprises by the PRC taxation authorities. According to the relevant treaties between China and Hong Kong, 5% withholding tax is applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises.

Our effective tax rate for the fiscal year ended June 30, 2009, 2010 and 2011 was nil, 1.5% and 32.3%, respectively.

Net Income (Loss) from Continuing Operations

As a result of the forgoing factors, we recorded a net income of RMB11.5 million from continuing operations for the fiscal year ended June 30, 2009. We had a net loss of RMB10.9 million and RMB25.5 million (US$3.9 million) from continuing operations for the fiscal year ended June 30, 2010 and 2011, respectively.

Net Income (Loss) from Discontinued Operations

In June 2011, we disposed of our ELP business for a consideration of RMB100.0 million (US$15.5 million subject to certain adjustments. We recorded a net loss of RMB382.5 million ($59.2 million) from discontinued operations in fiscal 2011, which comprised:

•	an RMB149.3 million (US$23.1 million) loss from discontinued operations for the period through the date of disposal;

•	an RMB162.7 million (US$25.2 million) impairment loss on account receivables;

•	an RMB82.4 million (US$12.8 million) impairment loss on inventory; and

•	an RMB11.9 million (US$1.8 million) gain on disposal of discontinued operations.

Our net income from discontinued operations was RMB85.5 million and RMB16.5 million in fiscal 2009 and 2010, respectively.

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

Share-Based Compensation

Under Accounting Standards Codification 718 (ASC 718), “Compensation – Stock Compensation,” (formerly referred as Statement of Financial Accounting Standards, or SFAS, No. 123R), we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. For options granted to employees, we have recorded a compensation charge for the fair value of the options at the grant date. We then amortize share-based compensation expense over the vesting periods of the related options.

We adopted our 2006 equity compensation plan and issued 736,721 ordinary shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our then vice president, sales. Pursuant to this plan, Master Topful have granted options to 104 of our employees to purchase shares in Master Topful that entitled them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 ordinary shares after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$2.9439 per share (or US$1.4720 per share after giving effect to the 1 to 2 share split). These options were subject to vesting periods. In June 2007, we terminated our 2006 equity compensation plan and cancelled the 736,721 shares (or 1,473,442 ordinary shares after giving effect to the 1 to 2 share split) issued to Master Topful. The options granted by Master Topful under our 2006 plan were canceled and, other than those options that were forfeited or terminated, replaced by options we issued directly under our 2007 share incentive plan. In June 2007, we issued options to purchase 735,721 ordinary shares (or 1,471,442 ordinary shares after giving effect to the 1 to 2 share split) at a weighted average exercise price of US$3.2160 per share (or US$1.6080 per share after giving effect to the 1 to 2 share split). We have accounted for the replacement of options issued under our 2006 plan with options issued under our 2007 plan as a modification pursuant to SFAS 123(R). As the options granted pursuant to the 2006 plan are expected to vest under the original vesting condition at the date of the modification, we will continue to recognize the compensation cost over the remaining original vesting period of 1.5 years. As a result of the modification, an additional compensation cost of RMB0.8 million (US$0.1 million) was recognized in the fiscal year ended June 30, 2007. On December 18, 2008, we adopted the 2008 Share Incentive Plan. Under the 2008 Share Incentive Plan, during the fiscal year ended June 30, 2009, we granted our employees options to purchase 1,279,000 ordinary shares at the weighted average exercise price of US$2.60. In the fiscal year ended June 30, 2010, we granted our employees options to purchase 420,000 ordinary shares at the weighted average exercise price of US$4.6 under the 2008 Share Incentive Plan. On May 27, 2011, we adopted the 2011 Share Incentive Plan. In the fiscal year ended June 30, 2011, we granted Mr. Jerry He, our chief executive officer and a member of our board, options to purchase 150,000 ordinary shares at the weighted average exercise price of US$0.00005 under the 2011 Share Incentive Plan.

We recorded share-based compensation expenses of RMB8.2 million, RMB10.4 million and RMB11.4 million (US$1.8 million) in fiscal years ended June 30, 2009, 2010 and 2011, respectively. We have categorized these share-based compensation expenses in our cost of revenue, research and development expenses, sales and marketing expenses, and general and administrative expenses, depending on the job functions of the persons to whom we granted the options.

The table below sets forth certain information concerning options granted to our executives and employees on the dates indicated, after giving effect to the 1 to 2 share split.

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share		Fair Value of Options at Date of Grant		Fair value of ordinary shares		Type of Valuation
October 2006 (terminated on June 30, 2007)	1,011,874	US$	1.4720	US$	3.375	US$	4.755	Retrospective
June 2007 (as replacement options)	888,324	US$	1.4720	US$	3.375	US$	4.755	Retrospective
June 2007 (as replacement options)	76,438		—	US$	4.74	US$	5.885	Contemporaneous
June 2007	339,536	US$	1.4720	US$	4.535	US$	5.885	Contemporaneous
June 2007	38,732	US$	1.4720	US$	4.375	US$	5.885	Contemporaneous
June 2007	126,412	US$	3.8719	US$	2.995	US$	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	US$	5.885	Contemporaneous
June 2007	2,000	US$	6.1420	US$	1.990	US$	5.885	Contemporaneous
January 2008	667,177	US$	5.56	US$	2.11	US$	5.56	Contemporaneous
March 2009	1,259,500	US$	2.60	US$	1.39	US$	2.95	Contemporaneous
May 5, 2009	3,000	US$	2.60	US$	1.61	US$	3.19	Contemporaneous
May 13, 2009	10,000	US$	2.60	US$	1.62	US$	3.20	Contemporaneous
May 18, 2009	1,500	US$	2.60	US$	1.89	US$	3.54	Contemporaneous
June 15, 2009	3,000	US$	2.60	US$	2.14	US$	3.84	Contemporaneous
June 29, 2009	2,000	US$	2.60	US$	2.16	US$	3.87	Contemporaneous
July 1, 2009	80,000	US$	3.88	US$	1.73	US$	3.88	Contemporaneous
July 21, 2009	30,000	US$	2.60	US$	1.41	US$	3.90	Contemporaneous
December 23, 2009	300,000	US$	5.00	US$	2.35	US$	5.00	Contemporaneous
May 5, 2010	10,000	US$	4.00	US$	1.88	US$	4.00	Contemporaneous
May 24, 2011	150,000	US$	0.00005	US$	2.16	US$	2.16	Contemporaneous

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

For the June 2007 grants, we have attributed to the ordinary shares underlying the options a fair value of US$11.77 per share (or US$5.885 per share after giving effect to the 1 to 2 share split), determined based on a contemporaneous valuation prepared by Greater China Appraisal Limited. The valuation analysis used a combination of the discounted cash flow method and the company transaction method, each with a 50% weighting, to assess the fair value of our ordinary shares on June 30, 2007. The company transaction method makes reference to the price in an ordinary share sales transaction between three major shareholders of our company and Great Joy Group Limited, a company unrelated to us before the transaction, which took place on April 13, 2007. The discounted cash flow method involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used in deriving the fair values were consistent with our business plan and major milestones that we achieved. Other major assumptions we used in determining the fair value of our ordinary share as of June 30, 2007 include cost of equity of 18.95% and discount of lack of marketability, or DLOM, of 10%. DLOM takes into consideration the plan and status of our initial public offering. Since our company is considered a closely held corporation, the valuation of our ordinary shares was based on a non-marketable minority interest basis. We also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 4.89%, expected option life of 2.5 to 3.5 years and expected volatility of 39.96%.

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

The exercise price of the 420,000 options granted during the fiscal year ended June 30, 2010 was determined at fifteen-day average closing price of our ordinary shares before the grant date. For options granted on July 1 and July 21, 2009, 30% of these options vested between the date of grant to December 31, 2009, and another 30% vested between January 1, 2010 and December 31, 2010. The remaining 40% vest between January 1, 2011 and December 31, 2011. For options granted on December 23, 2009 and May 5, 2010, 30% of these options vested between the date of grant to December 31, 2010, and another 30% vest between January 1, 2011 and December 31, 2011. The remaining 40% will vest between January 1, 2012 and December 31, 2012. In applying the Black-Scholes option pricing model, we also made the following assumptions: expected dividend yield of 0%, risk-free interest rate of 0.46% to 1.57%, expected option life of 0.47 years to 3.92 years and expected volatility of 72.88% to 77.15%. The exercise price of the 150,000 options granted during the fiscal year ended June 30, 2011 was equal to the par value of our ordinary shares. These shares have vested and been exercised in May 2011.

Up to June 30, 2011, vested options were 1,592,121 and a total of 39,628 options were exercised during the fiscal year ended June 30, 2011, and RMB0.4 million (US$0.06 million) were received from the issuance of ordinary shares upon the exercise of stock options.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. On July 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From July 1, 2009, the assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from July 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations. For business acquired in the periods prior to July 1, 2009, contingent consideration was not recorded until the contingency was resolved.

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

Recently Issued Accounting Pronouncements

ASC 820-10, “Fair Value Measurements and Disclosures,” was amended in January 2010 to require additional disclosures related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy, including the reasons and the timing of the transfers, and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy. The guidance was effective for the Company beginning on December 27, 2009, except for certain disclosures about purchases, sales, issuances, and settlements related to Level 3 fair value measurements, which were effective for the Company beginning on January 2, 2011. The disclosure guidance adopted on December 27, 2009 and January 2, 2011 did not have a material impact on our consolidated financial statements.

In May 2011, ASC 820-10 was further amended to clarify certain disclosure requirements and improve consistency with international reporting standards. This amendment is to be applied prospectively and is effective for the Company beginning January 1, 2012. The Company does not expect its adoption to have a material effect on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This eliminates an entity’s ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. ASU 2010-28 is effective for fiscal and interim periods beginning after December 15, 2010. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations,” (“ASU 2010-29”). ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this standard will not have any material impact on the Company’s consolidated financial statements.

ASC 220, “Comprehensive Income,” was amended in June 2011 to require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income under current ASC 220. This guidance is effective for the Company’s fiscal year and interim periods beginning July 1, 2012. The Company is currently evaluating this guidance, but does not expect its adoption to have a material effect on its consolidated financial statements.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are our cash and cash equivalents, which comprise primarily of the proceeds from our initial public offering, as well as the cash flow generated from our operations. As of June 30, 2011, we had cash and cash equivalents of RMB405.9 million (US$62.8 million), compared to RMB506.7 million as of June 30, 2010.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended June 30,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by (used in) operating activities	82,441	(108,415)	(29,166)	(4,512)

Net cash provided by (used in) investing activities	350,652	156,848	(49,006)	(7,582)

Net cash used in financing activities	(199,320)	(35,192)	(19,518)	(3,020)

Effect of exchange rate changes on cash and cash equivalents	(85)	(424)	(3,163)	(489)

Net increase in cash and cash equivalents	233,773	13,241	(97,690)	(15,114)

Cash and cash equivalents at beginning of period	260,223	493,911	506,728	78,398

Cash and cash equivalents at end of period	493,911	506,728	405,875	62,795

Operating Activities

Net cash used in operating activities was RMB29.2 million (US$4.5 million) in fiscal 2011 compared to net cash used in operating activities of RMB108.4 million in fiscal 2010. Net cash used in our operating activities in fiscal 2011 resulted primarily from cash paid to ELP products suppliers in fiscal 2011 before the ELP business was divested.

Net cash used in operating activities was RMB108.4 million in fiscal 2010 compared to net cash provided by operating activities of RMB82.4 million in fiscal 2009. Net cash used in our operating activities in fiscal 2010 resulted primarily from a decrease in net income of RMB91.3 million and an increase in accounts receivable of RMB158.3 million caused by the realignment of distribution channels which disrupted the collection of the accounts receivable.

Investing Activities

Net cash used in investing activities was RMB49.0 million (US$7.6 million) in fiscal 2011 compared to net cash provided by investing activities of RMB156.8 million in fiscal 2010. Net cash used in our investing activities in fiscal 2011 resulted primarily from acquisition of Wentai Education and a decrease in held-to-maturity investment.

Net cash provided by investing activities was RMB156.8 million in the fiscal year ended June 30, 2010 compared to net cash provided by investing activities of RMB350.7 million in the fiscal year ended June 30, 2009. Net cash provided by our investing activities in the fiscal year ended June 30, 2010 resulted primarily from a decrease in short-term fixed deposit of RMB214.2 million, which was offset by RMB4.5 million used in the acquisition of the Little New Star Education Group, RMB20.5 million used in the investment in the preferred shares of Franklin Electronic Publishers, an increase in property, plant and equipment of RMB20.4 million, an increase in intangible assets of RMB7.8 million and a deposit of RMB4.2 million paid for the acquisition of Wentai Education.

Financing Activities

Net cash used in financing activities was RMB19.5 million (US$3.0 million) in fiscal 2011 compared to net cash used in financing activities of RMB35.2 million in fiscal 2010. Net cash used in our financing activities in fiscal 2011 resulted primarily from repurchase of our ADSs in fiscal 2011.

Net cash used in financing activities was RMB35.2 million in fiscal 2010 compared to net cash used in financing activities of RMB199.3 million in fiscal 2009. Net cash used in our financing activities in fiscal 2010 resulted primarily from repurchase of our ADSs during fiscal 2010 in the aggregate amount of RMB38.7 million and the repayment of a short-term bank loan taken out by the Little New Star Education Group of RMB7.0 million, which was offset by proceeds from the exercise of employee options amounting to RMB10.5 million.

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

Borrowings

As of the June 30, 2011, we did not have any short-term or long-term borrowings.

Capital Expenditures

In the fiscal year ended June 30, 2011, our capital expenditures mainly included (1) RMB39.3 million (US$6.1 million) paid as consideration for the acquisition of Wentai Education and Yuanbo Education and (2) RMB18.1 million (US$2.8 million) used to purchase property, plant and equipment.

We expect our capital expenditures in the fiscal year ended June 30, 2012 to include (1) the remaining cash consideration of RMB30.0 million (US$4.6 million) for the acquisition of Yuanbo Education and other education service business and (2) RMB25.0 million (US$3.9 million) to acquire fixed assets.

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

Our competitive advantage in technology was key to our past success. We intend to continue to focus a significant amount of our resources on our research and development effort for our education services business. Currently, our research and development effort is focused on developing premium English teaching methodologies and teaching materials for children aged between 3 and 12. We expect to expand our research and development efforts in developing and enhancing our school and kindergarten information management systems in the future.

Our research and development expenses were nil, RMB1.9 million and RMB2.2 million (US$0.3 million) for the fiscal years ended June 30, 2009, 2010 and 2011, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2010 to June 30, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2011:

	Payment Due by June 30,
	Total	2012	2013	2014	2015	2016	Thereafter
	(in thousands of RMB)

Operating lease obligations	40,917	3,805	3,208	2,843	2,716	2,684	25,661

Purchase obligations	838	838	—	—	—	—	—

Acquisition of Yuanbo Education	44,590	29,590	7,500	7,500	—	—	—

Marketing expenses	—	—	—	—	—	—	—

Total	86,345	34,233	10,708	10,343	2,716	2,684	25,661

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2011.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dong Xu	45	Chairman and Chief Strategy Officer
Jerry He	37	Director and Chief Executive Officer
Xiaotong Wang	49	Director
Xiao Chen	48	Independent Director
Conrad Kwong Yue Tsang	39	Independent Director
Benzhong Wang	72	Independent Director
Shengli Zheng	68	Independent Director
Dora Li	43	Chief Financial Officer
Tianming Du	61	Vice President
Xu Qin	35	Company Secretary and Vice President

Mr. Dong Xu is a founder of our company and serves as the chairman of our board. Mr. Xu serves as our chief strategy officer since April 1, 2011. Mr. Xu is also the founder, 100% owner of Leisen Education and 70% owner of Wentai Investment. Mr. Xu served as our chief executive officer from April 2004 to March 2011. In April 2004, Mr. Xu helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Xu was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1995 to 1999, Mr. Xu served as vice president of sales of Tibet Medicine Company. From 1991 to 1995, Mr. Xu served as a manager of the Shenzhen Branch of Chengdu Enwei Group. He has a bachelor’s degree in engineering physics and an EMBA degree from Tsinghua University, China.

Mr. Jerry He serves as our chief executive officer and a member of our board since April 1, 2011. Mr. He served as our chief financial officer from November 9, 009 to March 2011. Mr. He joined us as executive vice president in July 2009. Mr. He is currently a director and member of the compensation committee of Franklin Electronic Publishers, Incorporated. Prior to joining us, Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 and was previously at Bear Stearns from November 2006 to May 2008. Before his career in the financial industry, Mr. He worked as a management consultant at ZS Associates, and from 2002 to 2005 he served as senior director at Verispan LLC, where he was responsible for business development and management science. From 2000 to 2002, he was a senior market researcher at Research International and a senior consultant at NDCHealth. Mr. He has a bachelor of science degree from Peking University, China and an MBA with Honors from the University of Chicago, Booth School of Business. He is also a CFA charter holder.

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

Mr. Conrad Kwong Yue Tsang has served as our independent director since October 2007. Mr. Tsang is currently a managing director with Baring Private Equity Asia, where he has led or participated in seventeen of the firm’s investments primarily in Greater China since joining the firm in 2000. He is currently the executive member and co-chairman of the PRC Committee of Hong Kong Venture Capital and Private Equity Association. Mr. Tsang also currently serves on the boards of Minsheng Education and Towona Media Holding Company Limited. From 1998 to 1999, Mr. Tsang was with the Equity Research Department of Merrill Lynch (Asia Pacific) Limited, covering the regional media and Hong Kong retail sectors. Prior to that, he was with Peregrine Fixed Income Limited. Mr. Tsang received his master’s degree in management studies from the University of Oxford, United Kingdom. He graduated from Imperial College of Science, Technology and Medicine, University of London, United Kingdom with a first class honors degree in electrical and electronic engineering.

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

Ms. Dora Li has served as our chief financial officer since April 1, 2011. Ms. Li served as our vice president of finance from September 2009 to March 2011. Ms. Li served as our interim chief financial officer and chief financial officer from June 2008 to August 2009 and joined us as financial controller in December 2007. Previously, Ms. Li was the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company. From 1999 through 2007, Ms. Li was a senior finance manager at Conair Corp., a Fortune 500 company, in Connecticut. Ms. Li holds a bachelor of arts degree from the Beijing Second Foreign Language Institute, China, and a master of business administration from Thunderbird School of Global Management in Glendale, Arizona. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

Mr. Tianming Du has served as our vice president since July 2009 when we completed the acquisition of 100% equity interest in the Little New Star Education Group. The Little New Star Education Group was founded by Mr. Du in 1992. From November 2005 to July 2009, Mr. Du was the chairman of the Little New Star Education Group. Mr. Du has a bachelor’s degree in education from Hunan Normal University.

Ms. Xu Qin has served as our vice president and our board secretary since April 2011. Ms. Qin served as our mergers and acquisitions director from May 2010 to March 2011. Previously, Mr. Qin was an investment manager at Invengo Information Technology Co., Ltd. and a vice general manager of Shenzhen Invengo Venture Capital Co., Ltd. from February 2008 to May 2010. From February 2002 to February 2004, she was an industry analyst at United Securities Research Institute. Mr. Qin holds a doctorate degree from Tianjin University, China.

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

For the fiscal year ended June 30, 2011, we paid an aggregate of approximately RMB4.5 million (US$0.7 million) in cash to our executive officers. We started to pay cash compensation to our non-executive directors in January 2009. As of June 30, 2011, we paid approximately RMB0.5 million (US$0.1 million) in cash compensation to our non-executive directors.

Share Incentives

2006 Equity Compensation Plan. In October 2006, our board of directors and shareholders adopted an equity compensation plan that provides for the issuance of options to certain of our employees to purchase up to 736,721 (or 1,473,442 after giving effect to the 1 to 2 share split) of our ordinary shares. Pursuant to the equity compensation plan, we issued 736,721 ordinary shares (or 1,473,442 shares after giving effect to the 1 to 2 share split) to Master Topful Limited, a company controlled by us through Xianquan Xiao, our then vice president, sales. In October 2006, Master Topful Limited granted options to 104 of our employees to purchase shares in Master Topful that entitle them, indirectly through Master Topful, to economic rights in a total of 505,937 (or 1,011,874 after giving effect to the 1 to 2 share split) of our ordinary shares at an exercise price of US$2.9439 per share (or US$1.4720 per share after giving effect to the 1 to 2 share split).

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

2007 Share Incentive Plan, 2008 Share Incentive Plan and 2011 Share Incentive Plan. In June 2007, we adopted our 2007 share incentive plan, or 2007 plan, which provides for the issuance of options to purchase up to 1,073,672 shares (or 2,147,344 shares after giving effect to the 1 to 2 share split), or 10% of our ordinary shares then outstanding. In December 2008, we adopted our 2008 share incentive plan, or 2008 plan, which provides for the issuance of options to purchase up to 5% of our ordinary shares then outstanding. In April 2011, we adopted our 2011 share incentive plan, or 2011 plan, which provides for the issuance of all awards (including incentive share options) to purchase up to 5% of our ordinary shares then outstanding.

Types of Awards. The types of awards we may grant under our 2007 plan, 2008 plan and 2011 plan include the following:

•	options to purchase our ordinary shares;

•	restricted shares, which represent non-transferable ordinary shares, that may be subject to repurchase, restrictions on transferability and other restrictions; and

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to repurchase.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2007 plan, 2008 plan and 2011 plan will be adjusted to reflect the ratio of ADSs to ordinary shares.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 plan, 2008 plan and 2011 plan. However, awards made to our independent directors, must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or repurchase restrictions.

Award Agreement. Awards granted under our 2007 plan, 2008 plan and 2011 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 plan, 2008 plan and 2011 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will lapse. If the successor entity assumes or replaces our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award will be stated in the award agreement. The term of an award will not exceed ten years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2007 plan, 2008 plan and 2011 plan. Amendments to the 2007 plan, 2008 plan and 2011 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 plan, 2008 plan and 2011 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 plan, 2008 plan and 2011 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 plan, 2008 plan and 2011 plan.

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2007 plan, 2008 plan and 2011 plan to several of our directors and executive officers and to other individuals as a group, after giving effect to the 1 to 2 share split. The options in the following table have a term of five years to exercise from the date of grant.

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration of Vesting Period
Dong Xu	180,000	2.60	March 2, 2009	December 31, 2011
Jerry He	80,000	3.88	July 2, 2009	December 31, 2011
	300,000 150,000	5.00 0.00005	December 23, 2009 April 1, 2011	December 31, 2012 the date of the earnings release for the fiscal quarter ending on June 30, 2014
Xiao Chen	2,000	6.142	June 30, 2007	June 30, 2010
Dora Li	8,000	5.56	January 18, 2008	December 31, 2010
	38,500	2.60	March 2, 2009	December 31, 2011
Xu Qin	10,000	4.00	May 5, 2010	December 31, 2012
Other individuals as a group	663,168	1.4720	June 30, 2007	December 31, 2008
	310,503	5.56	January 18, 2008	December 31, 2010
	393,150	2.60	March 2, 2009	December 31, 2011

C.	Board Practices

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

In the fiscal year ended June 30, 2011, our audit committee held four meetings and passed two resolutions by unanimous written consent.

Compensation Committee. Our compensation committee consists of Mr. Benzhong Wang, Dr. Xiao Chen and Mr. Conrad Kwong Yue Tsang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Benzhong Wang is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation policies adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any;

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans; and

•	reviewing and approving director and executive officer indemnification and insurance matters, and any employee loans in an amount equal to or greater than US$120,000.

In the fiscal year ended June 30, 2011, our compensation committee held meetings or passed resolutions by unanimous written consent one time.

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

In the fiscal year ended June 30, 2011, our corporate governance and nominating committee did not hold any meetings or pass any resolutions.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Mr. Dong Xu, who is our director and founder, is also the direct shareholder of Leisen Education and Wentai Investment. His ownership in Leisen Education and Wentai Investment may present potential conflicts of interest. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Mr. Dong Xu may have potential conflicts of interest with us, which may adversely affect our business.” We rely on his duty of loyalty towards us as our director. As an added measure to address such potential conflicts of interest, Mr. Dong Xu is obligated to execute irrevocable powers of attorney to appoint the individual designated by us to be his respective attorney-in-fact. We currently do not have any other measure or policy to address these potential conflicts of interest.

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

Communications with our independent directors

Our board of directors has adopted procedures for all interested parties to directly communicate their concerns or inquiries to our independent directors. All interested parties may make their concerns known to the presiding director Mr. Conrad Tsang via email at conradtsang@bpepasis.com or the presiding director disclosed on our website www.noaheducation.com.

D.	Employees

We had 853 and 951 employees as of June 30, 2009 and 2010, respectively. As of June 30, 2011, we had 1,354 employees, including 1,023 full time teachers, 296 general and administrative staffs, and 35 part-time teachers.

We offer our employees merit-based bonuses based on the overall performance of our company, the performance of the department and the individual. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. In the past, we made insufficient contributions to these funds and plans because of our misunderstanding of the complex rules and regulations, which were not applied uniformly across the cities in which we had employees. Although we have not been challenged by the relevant government authorities, we subsequently determined that our contributions were insufficient. We have since set aside provisions in the amount of RMB7.2 million, RMB8.2 million and RMB2.4 million (US$0.4 million) as of June 30, 2009, 2010 and 2011, respectively, to cover the shortfall in past contributions. We have made the required payments in compliance with the applicable laws and regulations since July 2007.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of September 30, 2011, there were 37,644,377 ordinary shares outstanding, which include 1,201,542 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number		%
Directors and Executive Officers(1):
Dong Xu(2)	8,258,200		19.7
Jerry He(3)		*		*
Xiaotong Wang(4)	4,292,260		9.9
Xiao Chen(5)		*		*
Conrad Kwong Yue Tsang(6)	3,364,669		8.9
Dora Li(7)		*		*
Xu Qin(8)		*		*
All Directors and Executive Officers as a Group	16,503,629		40.9

Principal Shareholders:
Jointly Gold Technologies Ltd.(9)	8,258,200		19.7
First Win Technologies Ltd.(10)	5,268,268		12.5
Global Wise Technologies Ltd.(11)	4,292,260		9.9
Baring Asia II Holdings (22) Limited(12)	3,364,669		8.9
Sunshine Nation Limited(13)	2,647,743		7.0

*	Less than 1% of our total issued and outstanding shares
(1)	The business address of our directors and executive officers, except for Mr. Conrad Tsang, is c/o Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.
(2)	Includes 7,416,810 ordinary shares and 661,390 ADSs, representing 661,390 ordinary shares, held by Jointly Gold Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Xu. These shares also include 180,000 ordinary shares issuable upon exercise of options held by Mr. Xu that will be vested as of November 30, 2011.

(3)	Includes ordinary shares held by Jerry and ordinary shares issuable upon exercise of options held by Mr. He that will be vested as of November 30, 2011.
(4)	Includes 3,713,710 ordinary shares and 578,550 ADSs, representing 578,550 ordinary shares, held by Global Wise Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Wang.
(5)	Represents ordinary shares issuable upon exercise of options held by Mr. Chen that will be vested as of November 30, 2011.
(6)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands. Mr. Tsang is a board representative of Baring Asia II Holdings (22) Limited. Mr. Tsang disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Baring Asia II Holdings (22) Limited except to the extent of his pecuniary interest therein. The business address of Mr. Tsang is 39th Floor, One International Finance Centre, 1 Harbor View Street, Central, Hong Kong.
(7)	Represents ordinary shares issuable upon exercise of options held by Ms. Li that will be vested as of November 30, 2011.
(8)	Represents ordinary shares issuable upon exercise of options held by Mr. Qin that will be vested as of November 30, 2011.
(9)	Jointly Gold Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Dong Xu. The registered address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.
(10)	First Win Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Benguo Tang. The registered address of First Win Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.
(11)	Global Wise Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Xiaotong Wang. The registered address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.
(12)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, which is incorporated solely for the purpose of holding shares in our company for the benefit of the entities that comprise The Baring Asia Private Equity Fund II, or Fund II. The voting and investment power over the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of all of our shares held by Baring Asia II Holdings (22) Limited, except to the extent of their pecuniary interest therein. The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.
(13)	Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The registered address of Sunshine Nation Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Siyuan Du is the sole owner and director of Sunshine Nation Limited.

As of September 30, 2011, The Bank of New York Mellon, the depositary for our ADS program, was our only U.S. record holder, holding 39.5% of our total outstanding ordinary shares, which include 1,201,542 ordinary shares issued to The Bank of New York Mellon in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

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

Contractual Arrangements with Leisen Education and Its Shareholder

PRC laws and regulations currently restrict foreign ownership in the Internet industry in China. We are a Cayman Islands holding corporation and a foreign legal person under PRC law. Accordingly, we are currently ineligible to apply for the required Internet licenses and permits in China. We conduct our online business in China through contractual arrangements with Leisen Education and its shareholder. Leisen Education is our consolidated affiliated entity directly owned by Mr. Dong Xu. We have been and expect to continue to be dependent on Leisen Education to operate our online business until we qualify for direct ownership of an online business in China. We have entered into contractual arrangements with Leisen Education, pursuant to which we provide services to Leisen Education in exchange for payments from them. In addition, we have entered into agreements with Leisen Education and its shareholder which provide us with the substantial ability to control Leisen Education and its future subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Leisen Education and Its Shareholder.”

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

Private Placements

On March 16, 2007, certain of our ordinary shareholders and Baring Asia completed a sale of 903,952 ordinary shares and 1,628,114 Series A preference shares, respectively, to Lehman Brothers at a purchase price of US$5.0 million and US$10.0 million, respectively. In addition, we granted a warrant to Lehman Brothers to purchase up to a certain number of our newly issued ordinary shares at any time during a one-year period commencing six months after our initial public offering. The exercise price of the warrant was based on the average market closing price of our shares for the 20 consecutive trading days immediately prior to the exercise date. The number of shares Lehman Brothers was entitled to purchase under the warrant was equal to US$7.5 million divided by the exercise price, rounded up to the nearest whole number. The warrant issued to Lehman Brothers expired in April 2009.

Legal Reorganization

In June 2004, Noah Industrial, New Noah and Innovative Noah entered into an exclusive service agreement, whereby New Noah and Innovative Noah agreed to appoint Noah Industrial to develop, reproduce, produce, distribute, install and promote certain software products. The agreement expired one year after the completion of our initial public offering. New Noah and Innovative Noah were obligated under the agreement to purchase annually goods and services from Noah Industrial totaling at least RMB2 million so that Noah Industrial could retain certain favorable tax treatments dependant on the level of its revenues. The obligation to purchase RMB2 million of goods or services annually may be adjusted if the related tax treatment requirements are changed, with the approval from Noah Technology and the unanimous consent of 51% of our Series A preference shareholders. In addition, in order to retain such favorable tax treatment, Noah Industrial is allowed under the agreement to enter inter other business arrangements to satisfy the revenue requirement. Goods and services purchased by New Noah and Innovative Noah are to be at market price, as would be entered into by arms-length negotiations, and Noah Industrial may refuse prices lower than market prices.

During the term of the exclusive service agreement, without the written consent of New Noah and Innovative Noah, Noah Industrial may not:

•	provide any similar services to any third party, or engage in any other business,

•	purchase equipment, materials or stationary of more than RMB300,000,

•	employ any person unless it is necessary to carry out the business as appointed by New Noah and Industrial Noah,

•	enter into any loan or financing arrangement beyond US$100,000, or

•	gift, lease, sell or license software products not developed for New Noah and Innovative Noah.

In any event, during the term of the exclusive service agreement, Noah Industrial may not realize annual revenue of more than RMB2 million from sales to New Noah or Innovative Noah.

No purchases from Noah Industrial by New Noah and Innovative Noah have been made as of the date of this annual report.

Transactions with Benguo Tang

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win, a company wholly owned by Mr. Benguo Tang, one of our founders and our former president and chief operating officer, at a consideration of RMB100.0 million (US$15.5 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011.

Pursuant to the stock purchase agreement in March 2011 (the “Definitive Agreement”), the purchaser will acquire the ELP business and assets (excluding the English and Chinese versions of the “Noah” trademark, cash held by the ELP subsidiaries and our office facilities in Chengdu and Shenzhen) (the “Target Assets”) for RMB100.0 million (US$15.5 million) (the “Purchase Price”). Under the Definitive Agreement, the Purchase Price will be paid to us in three installments: (i) 40% of the Purchase Price will be paid on or before April 12, 2011; (ii) 30% of the Purchase Price will be paid within three months after the date of the first payment, subject to consummation of the closing of the purchase and sale of the target assets; and (iii) the remaining 30% of the Purchase Price will be paid at the later of (x) six months after the date of the first payment and (y) the substantial completion of the restructuring to carve out the Target Assets. The purchase and sale of the target assets will close upon the completion of certain restructuring steps with respect to certain of our subsidiaries that are involved in the ELP business and the purchaser will be responsible for the operation of the ELP business from April 1, 2011, including earnings or losses during the period between signing and closing. In light of the spin-off of our ELP business, we sold our equity interests in Well Profit Creation Limited and its subsidiaries, namely, Noah Education Development (Chengdu) Co., Ltd., Chengdu Zhiyuan Noah Education Technology Co. Ltd., Chengdu Innovative Noah Electronic Co., Ltd., Innovative Noah Electronic (Shenzhen) Co., Ltd., New Noah Technology (Shenzhen) Co., Ltd., to First Win. We also terminated our contractual arrangements with Noah Zhi Yuan.

We received the initial installment of the U.S. dollar equivalent of RMB40 million (US$6.2 million) in April 2011, the second installment of RMB17.5 million (US$2.7 million) in July 2011 and the final installment of RMB30.0 million (US$4.6 million) in October 2011. We have released the shares pledged by Mr. Tang as security for his payment obligations under the stock purchase agreement. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

Equity Compensation Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives.”

Advances to Related Parties

From time to time, we make advances to employees for travel and related expenses incurred in connection with business activities undertaken on our behalf. As of June 30, 2009, 2010 and 2011, amounts due from directors and officers were RMB0.6 million, RMB0.4 million and nil, respectively.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On October 27, 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9203 was filed in the United States District Court for the Southern District of New York against us in connection with our October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of our October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that we were then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. On November 3, 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9427 and Sebik v. Noah Education Holdings, Ltd. et al., Case No. 08-Civ-9509 were filed in the United States District Court for the Southern District of New York against us with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of our October 2007 initial public offering failed to disclose that one model of our DLD products did not include a recycling warning sticker required under Chinese laws. We filed a motion to dismiss the consolidated case. The court granted our motion, finding that plaintiffs’ complaint failed to state a claim as a matter of law. The court dismissed the complaint with prejudice. Plaintiffs filed a notice of appeal. On September 9, 2010, we signed a memorandum of understanding, agreeing to settle the case for US$1.75 million, which will be covered by our insurance policy. As of the date of this annual report, the case has been fully settled.

In addition, in the past three years, our subsidiaries that operated the ELP business have been subject to several intellectual property legal proceedings. After we span off our ELP business, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

On May 9, 2005, we declared a cash dividend of RMB16 million to holders of our ordinary shares and preference shares in proportion to their respective share ownership, on an as converted basis, of RMB12.3 million and RMB3.7 million, respectively. On December 22, 2006, we declared a cash dividend of RMB76 million to holders of our ordinary shares and preference shares in proportion to their respective share ownership, on an as converted basis, of RMB58.3 million and RMB17.7 million, respectively. On December 19, 2008, we declared a cash dividend of US$0.56 per ordinary shares for fiscal 2008 to shareholders as of December 31, 2008, amounted totally to RMB137.5 million, of which RMB51.3 million was out of our retained earnings and the remaining RMB86.2 million out of our addition-paid-in capital.

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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended June 30, 2008 (from October 19, 2007)	23.70	4.76
Fiscal year ended June 30, 2009	5.91	1.85
Fiscal year ended June 30, 2010	6.16	3.50
Fiscal year ended June 30, 2011	3.75	1.73

Quarterly High and Low
Fiscal quarter ended September 30, 2009	5.42	3.50
Fiscal quarter ended December 31, 2009	6.16	4.31
Fiscal quarter ended March 31, 2010	5.47	3.96
Fiscal quarter ended June 30, 2010	5.44	3.58
Fiscal quarter ended September 30, 2010	3.75	1.73
Fiscal quarter ended December 31, 2010	2.68	1.85
Fiscal quarter ended March 31, 2011	2.26	1.87
Fiscal quarter ended June 30, 2011	2.78	1.82
Fiscal quarter ended September 30, 2011	2.59	1.57

Monthly Highs and Lows
May 2011	2.57	2.35
June 2011	2.52	1.82
July 2011	2.59	1.91
August 2011	2.13	1.57
September 2011	2.12	1.61
October 2011	1.66	1.00
November 2011 (through November 29)	2.04	1.30

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on The New York Stock Exchange since October 19, 2007 under the symbol “NED.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this annual report, our authorized share capital consists of 1,000,000,000 ordinary shares at the par value of US$0.00005 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

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

Registration Rights

Pursuant to the restated and amended shareholders agreement dated March 7, 2007, we have granted certain registration rights to holders of our remittable securities, which mean ordinary shares issued to or to be issued to our Series A preference shareholders. Set forth below is a description of the registration rights granted under the agreement.

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

Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we have, within the six month period preceding the date of such request, already effected one registration, (2) if Form F-3 is not available for the offering by holders of registrable securities, or (3) if holders of registrable securities propose to sell such securities at an aggregate price of less than US$1 million. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be in effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2011, we believe it is likely that we were a PFIC for our taxable year ended June 30, 2010 and we believe we were a PFIC for our taxable year ended June 30, 2009. A Non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and cash equivalents during the taxable year ended June 30, 2011, we believe that we were a PFIC for such year. In addition, we believe that there is a significant risk we will be a PFIC for the current taxable year ending June 30, 2012 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries were PFICs for the taxable year ended June 30, 2009, the taxable year ended June 30, 2010 and/or the taxable year ended June 30, 2011. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on the New York Stock Exchange and, consequently, provided that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you if we are a PFIC, as we believe we were for our taxable year ended June 30, 2011. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR PFIC STATUS (INCLUDING OUR PFIC STATUS IN YEARS PRIOR TO OUR TAXABLE YEAR ENDED JUNE 30, 2010) ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN ADSs OR ORDINARY SHARES.

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

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2013, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a “PRC resident enterprise” under PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, including the effects of any change in law.

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

Reporting and Backup Withholding

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions).

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, which is scheduled to increase to 31% on January 1, 2013. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website at http://www.noaheduation.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.9% appreciation of the RMB against the U.S. dollar by June 30, 2011. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of June 30, 2011 into Renminbi at the exchange rate of US$1.00 for RMB6.4635 as of June 30, 2011, such a cash balance would have been RMB6.46 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.40 million as of June 30, 2011.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9% in 2008, -0.7% in 2009 and 3.3% in 2010. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

The depositary has agreed to waive certain fees incurred by us that are related to establishment and maintenance of the American Depositary Receipts program. In the fiscal 2011, the depositary waived total fees of US$130,930.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E.	Use of Proceeds

On October 24, 2007, we completed our initial public offering of ADSs sold by us and a selling shareholder. In the initial public offering, we registered and sold 10,202,641 ADSs (including over-allotment options), representing 10,202,641 ordinary shares, at US$14.00 per ADS. The aggregate price of the offering amount registered and sold was approximately US$142.8 million, of which we received net proceeds of approximately US$132.7 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. We used the net proceeds received from our initial public offering during the fiscal year ended June 30, 2011 as follows:

•

approximately US$5.5 million to fund our expansion into the education services business such as acquiring children’s English language training business and early childhood, primary and secondary education services business;

•	approximately US$0.3 million to fund research and development efforts; and

•	approximately US$2.8 million to repurchase ADSs from the open market in the fiscal year ended June 30, 2011.

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

Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of June 30, 2011. In making its assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2011.

Changes in Internal Control over Financial Reporting

In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education through a series of transactions. Wentai Education is a young, private company with limited accounting and other resources with which to adequately address its internal controls and procedures. Following the acquisition of Wentai Education, we took steps to improve its internal control over financial reporting, including hiring additional staff, training its new and existing staff and augmenting its financial information technology systems.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146267) and posted the code on our website www.noaheducation.com. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended June 30,
	2010	2011
	(in thousands of US$)
Audit fees (1)	450	500
Audit-related fees (2)	—	—
Tax fees (3)	21	—
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the ADSs repurchased by us as of June 30, 2011.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans

September 3, 2010 – September 27, 2010(3)	198,777	US$	2.06	198,777	US$	6,618,202.1

November 18, 2010 – November 26, 2010(3)	68,327	US$	2.01	68,327	US$	6,479,146.2

December 1, 2010 – December 23, 2010(3)	1,065,524	US$	1.97	1,065,524	US$	4,348,156.9

June 17, 2011 – June 30, 2011(4)	42,850	US$	2.08	42,850	US$	14,909,443.9

Total	1,375,478	US$	1.94	1,375,478	US$	14,909,443.9

(1)	All the ADSs were purchased in the open market.
(2)	Each of our ADSs represents one ordinary share.
(3)	On May 12, 2010, we announced a share repurchase plan for the repurchase of up to US$10 million of our ADSs in the open market. The share repurchase plan has expired on May 12, 2011.
(4)	On June 10, 2011, our board of directors approved a share repurchase plan to repurchase up to US$15 million of our ADSs in the open market through June 10, 2013.

The ADSs repurchased in the fiscal 2011, representing 1,375,478 ordinary shares, have been cancelled.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 3 of Form 6-K furnished with the Commission on December 19, 2008)

4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 4 of Form 6-K furnished with the Commission on December 19, 2008)

4.3	2011 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Commission on June 17, 2011)

4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.5	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

4.6	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.7	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.8	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.9	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.10	Share Purchase Agreement dated May 22, 2009 between Sunshine Nation Limited, Tianming Du, Liangdong Du, Siyuan Du and the Registrant (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.11	English Translation of Equity Acquisition Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd and Global Ring Limited (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

Exhibit Number	Description of Document

4.12	English Translation of Equity Transfer Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd. and Shenzhen Zhi Yuan Noah Internet Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

4.13	English Translation of Investment Agreement dated March 12, 2010, First Supplemental Agreement dated March 17, 2010 and Second Supplemental Agreement dated June 30, 2010 between Noah Education, Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.14	English Translation of Equity Transfer and Capital Increase Agreement dated April 9, 2010 between Noah Education, Shenzhen Jinyinhe Investment Co., Ltd., Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.15	English Translation of Services Agreement, dated October 28, 2010, between Wentai Education and Wentai Investment (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.16	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.17	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education and Wentai Investment (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.18	English Translation of Call Option Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.19	English Translation of Loan Agreement, dated March 12, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.20	English Translation of Form of Services Agreement between Wentai Education and Schools (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.21	English Translation of Power of Attorney, dated April 23, 2010, by Xu Dong and Qicai Du in favor of Wentai Education in respect of Wentai Investment (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.22	English Translation of Power of Attorney, dated April 23, 2010, by Wentai Investment in favor of Wentai Education in respect of Zhongda Foundation (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.23	English Translation of Operation and Management Agreement, dated April 23, 2010, among Wentai Education, Wentai Investment, Xu Dong and Qicai Du (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2009)

4.24*	English Translation of Software Development and Maintenance Agreement, dated June 8, 2011, between Animation Digital and Leisen Education

4.25*	English Translation of Exclusive Technology Supporting and Consulting Service Agreement, dated June 8, 2011, between Animation Digital and Leisen Education

4.26*	English Translation of Content Services Agreement, dated June 8, 2011, between Animation Digital and Leisen Education

4.27*	English Translation of Equity Pledge Agreement, dated June 8, 2011 between Animation Digital and Dong Xu

Exhibit Number	Description of Document

4.28*	English Translation of Call Option Agreement, dated June 8, 2011 between Animation Digital and Dong Xu

4.29*	English Translation of Loan Agreement, dated June 8, 2011 between Animation Digital and Dong Xu

4.30*	English Translation of Power of Attorney by Dong Xu in favor of Animation Digital in respect of Leisen Education

4.31*	Amended and Restated Stock Purchase Agreement dated June 8, 2011 by and among First Win, Noah and Benguo Tang

4.32*	English Translation of Equity Transfer and Capital Increase Agreement dated April 13, 2011 by and among Noah Education, Yuanbo Education, Li Cao and Rongda Liu

4.33*	English Translation of Investment Agreement dated April 13, 2011 by and among Noah Education, Yuanbo Education, Li Cao and Rongda Liu

4.34*	English Translation of the First Supplementary Agreement to Investment Agreement dated May 18, 2011 by and among Noah Education, Yuanbo Education, Li Cao, Zhengan Chen and Rongda Liu

4.35*	English Translation of the Second Supplementary Agreement to Investment Agreement dated July 22, 2011 by and among Noah Education, Yuanbo Education, Li Cao, Zhengan Chen and Rongda Liu

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Noah Education Holdings Ltd.

By:	/s/ Jerry He
Name: Jerry He
Title: Chief Executive Officer

Date: November 30, 2011

NOAH EDUCATION HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Education Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Noah Education Holdings Ltd., its subsidiaries and variable interest entities (the “Company”) as of June 30, 2010 and 2011, the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also include the financial statement schedule listed in the Index as Schedule 1. These consolidated financial statements and the related financial statements schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statements schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2011, and the results of its operations and its cash flows for each of the three years ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(d). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

November 30, 2011

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

			As of June 30,
	NOTES		2010	2011	2011
			RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents			506,727,524	405,874,701	62,794,879
Short-term bank deposits			60,000,000	32,000,000	4,950,878
Investments	4		5,493,179	50,003,441	7,736,279
Accounts receivables, net of allowance of doubtful debts of RMB27,796,553 and nil as at June 30, 2010 and 2011, respectively	5		318,776,507	1,668,007	258,066
Related party receivables	20		437,203	47,532,200	7,353,941
Inventories	6		148,738,237	6,197,967	958,918
Prepaid expenses and other current assets	7		69,754,383	12,583,468	1,946,851
Deferred tax assets			131,362	—	—

Total current assets			1,110,058,395	555,859,784	85,999,812
Investments	4		29,875,954	12,943,200	2,002,506
Property, plant and equipment, net	8		144,249,822	171,920,948	26,598,739
Intangible assets, net	9		29,126,595	39,019,235	6,036,859
Goodwill	2	(l)	56,597,146	103,025,561	15,939,593
Deposits for investment			4,200,000	4,000,000	618,860
Deposits for property, plant and equipment			—	743,243	114,991
Deferred tax assets			2,058,180	—	—

Total assets			1,376,166,092	887,511,971	137,311,360

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payables (including accounts payables of the consolidated variable interest entities (“VIEs”) without recourse to Noah of nil and RMB40,130 as of June 30, 2010 and 2011, respectively)			79,128,081	2,835,594	438,709
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB120,935 and RMB6,578,501 as of June 30, 2010 and 2011, respectively)	12		55,019,736	34,236,817	5,296,947
Advances from customers			9,804,405	227,516	35,200
Income tax payables (including income tax payables of the consolidated VIEs without recourse to Noah of nil and RMB3,597,881 as of June 30, 2010 and 2011, respectively)			329,151	5,732,080	886,838
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Noah of nil and RMB7,210,725 as of June 30, 2010 and 2011, respectively)			5,517,159	20,420,720	3,159,390

Total current liabilities			149,798,532	63,452,727	9,817,084

Non-current liabilities
Deferred tax liabilities			2,666,030	4,589,541	710,071
Deferred revenue			6,677,960	5,327,152	824,190

Total non-current liabilities			9,343,990	9,916,693	1,534,261

Total liabilities			159,142,522	73,369,420	11,351,345

Commitments and contingencies	21

Shareholders’ Equity
Ordinary Shares, US$0.00005 par value; 1,000,000,000 shares authorized as of June 30, 2010 and 2011; 37,613,701 and 36,427,851 shares issued and outstanding as of June 30, 2010 and 2011, respectively	13		15,195	14,799	2,290
Additional paid-in capital			1,049,366,056	1,042,785,726	161,334,529
Accumulated other comprehensive loss			(88,951,624)	(119,328,924)	(18,461,967)
Accumulated income (losses)			256,593,943	(154,312,678)	(23,874,476)

Total Noah Education Holdings Ltd. shareholders’ equity			1,217,023,570	769,158,923	119,000,376
Non-controlling interest			—	44,983,628	6,959,639

Total equity			1,217,023,570	814,142,551	125,960,015

Total liabilities and shareholders’ equity			1,376,166,092	887,511,971	137,311,360

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME

	NOTES	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Continuing operation
Net revenue		4,707,511	39,897,671	93,474,859	14,461,957
Cost of revenue		(3,967,377)	(18,493,517)	(43,325,518)	(6,703,105)

Gross profit		740,134	21,404,154	50,149,341	7,758,852

Research and development expenditures		—	(1,878,735)	(2,212,193)	(342,259)
Selling and marketing expenses		—	(3,390,773)	(3,979,909)	(615,751)
General and administrative expenses		(21,734,647)	(42,170,339)	(65,468,504)	(10,128,955)
Other operating expenses	15	(48,888)	(2,861,943)	(10,571,986)	(1,635,644)

Total operating expenses		(21,783,535)	(50,301,790)	(82,232,592)	(12,722,609)
Other operating income	16	—	278,595	5,512,172	852,815

Operating loss		(21,043,401)	(28,619,041)	(26,571,079)	(4,110,942)

Derivative gain		5,807,511	—	—	—
Impairment loss on investment	4	—	—	(4,409,508)	(682,217)
Interest income		5,307,899	9,134,152	1,880,147	290,887
Investment income		15,257,412	2,823,770	11,022,226	1,705,303
Other non-operating income (expenses)	17	6,203,615	5,962,349	(1,179,859)	(182,542)

Income (loss) before income tax		11,533,036	(10,698,770)	(19,258,073)	(2,979,511)
Income taxes expenses	18	—	(164,400)	(6,219,458)	(962,243)

Net income (loss) from continuing operations		11,533,036	(10,863,170)	(25,477,531)	(3,941,754)

Net income (loss) from discontinued operation	11	85,457,207	16,522,995	(382,515,241)	(59,180,822)

Net income (loss)		96,990,243	5,659,825	(407,992,772)	(63,122,576)
Net income attributable to non-controlling interest		—	—	(3,344,272)	(517,409)

Net income (loss) attributable to the Noah Education Holdings Ltd. shareholders		96,990,243	5,659,825	(411,337,044)	(63,639,985)

Net income (loss) per share
From continuing and discontinued operations
Basic	19	2.66	0.15	(11.16)	(1.73)
Diluted	19	2.66	0.15	(11.16)	(1.73)
From continuing operations
Basic	19	0.32	(0.28)	(0.78)	(0.12)
Diluted	19	0.31	(0.28)	(0.78)	(0.12)

From discontinued operation
Basic	19	2.34	0.43	(10.38)	(1.61)
Diluted	19	2.31	0.42	(10.38)	(1.61)

Weighted average ordinary shares outstanding
Basic		36,446,790	38,327,047	36,856,451	36,856,451
Diluted		37,069,492	39,201,389	37,091,472	37,091,472

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	other	Accumulated		Non-
	Ordinary shares		paid-in	comprehensive	income	Sub-	controlling		Comprehensive
	Share	Amount	capital	income (loss)	(losses)	total	interest	Total	income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of July 1, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	—	1,284,933,188	59,746,842

Share repurchase	(2,585,138)	(883)	(62,461,110)	—	—	(62,461,993)	—	(62,461,993)
Exercise of share options	111,057	38	661,926	—	—	661,964	—	661,964
Net income	—	—	—	—	96,990,243	96,990,243	—	96,990,243	96,990,243
Share-based compensation	—	—	8,173,461	—	—	8,173,461	—	8,173,461
Cumulative translation adjustment	—	—	—	(3,682,983)	—	(3,682,983)		(3,682,983)	(3,682,983)
Dividend to ordinary shareholders (US$0.56 per share)	—	—	(86,215,226)	—	(51,304,437)	(137,519,663)	—	(137,519,663)

As of June 30, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217	—	1,187,094,217	93,307,260

Issue of shares (note 13)	2,647,743	905	37,384,095	—	—	37,385,000	—	37,385,000
Share repurchase (note 13)	(1,394,300)	(477)	(38,698,132)	—	—	(38,698,609)	—	(38,698,609)
Exercise of share options	771,138	263	10,506,239	—	—	10,506,502	—	10,506,502
Net income	—	—	—	—	5,659,825	5,659,825	—	5,659,825	5,659,825
Share-based compensation	—	—	10,395,821	—	—	10,395,821		10,395,821
Cumulative translation adjustment	—	—	—	(4,714,440)	—	(4,714,440)	—	(4,714,440)	(4,714,440)
Unrealized gain on available-for-sale investment	—	—	—	9,395,254	—	9,395,254	—	9,395,254	9,395,254

As of June 30, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	1,217,023,570	—	1,217,023,570	10,340,639

Issue of shares as employee compensation	150,000	49	2,429,120	—	—	2,429,169	—	2,429,169
Share repurchase (note 13)	(1,375,478)	(458)	(18,404,391)	—	—	(18,404,849)	—	(18,404,849)
Exercise of share options	39,628	13	386,445	—	—	386,458	—	386,458
Net (loss) income	—	—	—	—	(411,337,044)	(411,337,044)	3,344,272	(407,992,772)	(407,992,772)
Share-based compensation	—	—	9,008,496	—	—	9,008,496	—	9,008,496
Cumulative translation adjustment	—	—	—	(17,854,046)	—	(17,854,046)	—	(17,854,046)	(17,854,046)
Unrealized loss on available-for-sale investment	—	—	—	(12,523,254)	—	(12,523,254)	—	(12,523,254)	(12,523,254)
Acquisition of subsidiaries (Note)	—	—	—	—	430,423	430,423	41,639,356	42,069,779

As of June 30, 2011	36,427,851	14,799	1,042,785,726	(119,328,924)	(154,312,678)	769,158,923	44,983,628	814,142,551	(438,370,072)

As of June 30, 2011 (US$)		2,290	161,334,529	(18,461,967)	(23,874,476)	119,000,376	6,959,639	125,960,015	(67,822,398)

Note:	Statutory Surplus Reserve of acquired subsidiaries in the People’s Republic of China of approximately RMB430,000 was included in the retained earnings.

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	96,990,243	5,659,825	(407,992,772)	(63,122,576)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of intangible assets	5,779,198	6,895,938	8,268,550	1,279,268
Depreciation of property, plant and equipment	4,901,623	10,827,312	17,244,752	2,668,021
Allowance for doubtful debts (net)	854,033	21,262,662	22,176,752	3,431,075
Write-down of excess and obsolete inventories	2,131,102	9,667,136	2,093,266	323,859
Loss on disposal of property, plant and equipment	13,187	696,290	1,327,093	205,321
Impairment loss on intangible assets	—	264,227	942,678	145,846
Share-based compensation	8,173,461	10,395,821	11,437,616	1,769,570
Derivative gain	(5,807,511)	—	—	—
Loss (gain) on trading investments, net	1,428,850	(868,255)	(653,861)	(101,162)
Unrealized exchange difference	(3,620,484)	(4,290,296)	(2,755,126)	(426,259)
Impairment loss on inventory	—	—	82,411,247	12,750,251
Impairment loss on account receivables	—	—	162,710,320	25,173,717
Gain on disposal of ELP (as defined in note 11) business	—	—	(11,936,125)	(1,846,697)
Impairment loss on available-for-sale investment	—	—	4,409,508	682,217

Changes in current assets and liabilities:
Trading investments	3,467,425	3,354,018	6,147,040	951,039
Accounts receivable	(10,779,438)	(158,332,518)	89,226,454	13,804,665
Related party receivables	78,462	190,423	165,218	25,562
Inventories	(69,110,434)	(399,894)	26,858,112	4,155,351
Prepaid expenses and other current assets	(11,034,028)	187,521	39,486,852	6,109,205
Deferred tax assets	83,085	808,067	2,189,542	338,754
Accounts payables	47,733,636	(5,572,429)	(63,378,727)	(9,805,636)
Other payables and accruals	14,441,414	(14,806,402)	(26,721,883)	(4,134,274)
Advances from customers	482,643	2,831,761	1,174,529	181,717
Deferred revenue	(3,448,578)	4,449,056	750,752	116,152
Income tax payables	(316,440)	(564,214)	5,420,618	838,651
Deferred tax liabilities	—	(1,071,396)	(167,801)	(25,961)

Net cash provided by (used in) operating activities	82,441,449	(108,415,347)	(29,165,396)	(4,512,324)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(96,829,444)	(20,361,429)	(18,132,076)	(2,805,303)
Acquisition of intangible assets	(3,736,744)	(7,825,000)	(3,631,976)	(561,921)
Acquisition of the Little New Star Education Group (“LNS”) (note 10)	—	(4,485,215)	—	—
Acquisition of the Wentai Education Group (note 10)	—	—	(35,283,311)	(5,458,855)
Disposal of subsidiaries (note 11)	—	—	28,041,081	4,338,374
Deposits for investment	(21,581,952)	(4,200,000)	(4,000,000)	(618,860)
Decrease (increase) in held-to-maturity investments	747,000,000	—	(44,000,000)	(6,807,457)
Increase in investments	—	(20,480,700)	—	—
(Increase) decrease in short-term bank deposits	(274,200,000)	214,200,000	28,000,000	4,332,019

Net cash provided by (used in) investing activities	350,651,860	156,847,656	(49,006,282)	(7,582,003)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	49	8
Proceeds from exercise of shares options	661,964	10,506,502	386,458	59,791
Shares repurchase	(62,461,993)	(38,698,609)	(18,404,849)	(2,847,505)
Dividend paid to ordinary and preference shareholders	(137,519,663)	—	—	—
Repayment of short term borrowings	—	(7,000,000)	(1,500,000)	(232,072)

Net cash used in financing activities	(199,319,692)	(35,192,107)	(19,518,342)	(3,019,778)

Effect of exchange rate changes on cash and cash equivalents	(85,011)	(424,144)	(3,162,803)	(489,333)
Net increase (decrease) in cash and cash equivalents	233,773,617	13,240,202	(97,690,020)	(15,114,105)
Cash and cash equivalents at the beginning of year	260,222,860	493,911,466	506,727,524	78,398,317

Cash and cash equivalents at the end of year	493,911,466	506,727,524	405,874,701	62,794,879

Supplemental disclosure of cash flow information:
Income taxes paid (refund)	488,238	(803,368)	513,598	77,461

Non-cash investing and financing activities:
Derivative gain	5,807,511	—	—	—
Acquisition of property, plant and equipment funded through other payables and accruals	9,833,622	—	—	—
Acquisition of LNS through issue of shares	—	37,385,000	—	—
Acquisition of LNS through settlement of deposits for investment	—	21,581,952	—	—
Acquisition of Wentai Education Group through settlement of deposits for investment	—	—	4,200,000	649,803

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company information

Noah Education Holdings Ltd. (the “Company”), its subsidiaries and variable interest entities (“VIEs”) (hereinafter collectively referred to as the “Group”) is engaged in the business of providing after-class tutoring service and kindergarten education in the People’s Republic of China (the “PRC”).

The Group was also previously engaged in Electronic Learning Products (“ELP”) business, which provided interactive electronic educational materials, developing and providing content targeting primarily Chinese elementary, middle and high school students in the PRC with content focused on interactive, multimedia learning materials that complement the Chinese national and local school curricula, covering subjects such as English, Chinese, physics, chemistry, geography and history. Such ELP business was discontinued with effect from June 8, 2011 (See note 11). All previously reported financial information has been revised to conform to the current presentation accordingly.

As of June 30, 2011, details of the Group’s major subsidiaries are as follows:

Name of subsidiary	Place of establishment and operation	Percentage of ownership	Principal activities
Beijing Noah Zhi Yuan Education Consulting Co. Ltd. (“BJNZY”)	PRC	100%	Inactive

Bright Sound Electronic Technology (Shenzhen) Co., Ltd. (“BSTS”)	PRC	100%	Inactive

Bright Sound Limited	British Virgin Islands (“BVI”)	100%	Investment holding

Changsha Furong District Nan Ming Yuan Little New Star Kindergarten	PRC	100%	Kindergarten education

Changsha High-Tech Development Zone Xinya Electronic Technology Co., Ltd.	PRC	100%	Research and development, and distribution of educational software contents

Changsha Leiseng Education Software Co., Ltd. (“Changsha Leiseng”)	PRC	No direct ownership; VIE	Sales of English training materials to primary schools and franchisees

Changsha Little New Star Animation Digital Technology Co., Ltd. (“Animation Digital”)	PRC	100%	Sales of English training materials to kindergartens, franchisees and developing franchised-schools

Changsha Little New Star Stationary Development Co., Ltd.	PRC	100%	Sales of English training materials to primary schools and franchisees

Changsha Mei Lin Shui Jun Kindergarten	PRC	100%	Kindergarten education

Changsha Mei Wen Education Investment Management (Service) Co., Ltd.	PRC	100%	Investment holding

Changsha Tianxin District Little New Star School	PRC	100%	After-class tutoring services

Changsha Tianxin District New Star English Training School	PRC	100%	After-class tutoring services

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Name of subsidiary	Place of establishment and operation	Percentage of ownership	Principal activities
Chengdu Shidai Noah Education Software Co., Ltd. (“CDSD”)	PRC	100%	Inactive

Chengdu Shidai Noah Information Technology Co., Ltd.	PRC	100%	Inactive

Global Ring Limited	Hong Kong (“HK”)	100%	Investment holding

Guangzhou Zhougda Foundation Education Investment Management Co., Ltd.	PRC	100%	Investment holding

Noah Education Technology (Shenzhen) Co., Ltd. (“NETS”)	PRC	100%	Investment holding

Shanxi Datong Little New Star Foreign Language School	PRC	100%	After-class tutoring services

Shenzhen New Noah Education Investment Development Co., Ltd.	PRC	100%	Provision of educational services, research and development, and distribution of educational software

Shenzhen Wentai Education Industry Development Co., Ltd.	PRC	70%	Investment holding

Shenzhen Wentai Investment Co., Ltd. (“Wentai Investment”)	PRC	No direct ownership; VIE	Investment holding

Trump Global Limited	HK	100%	Investment holding

Win Bright Creation Limited	HK	100%	Investment holding

Xiangtan Yuetang District Little New Star English School	PRC	100%	After-class tutoring services

VIE arrangements

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of online operations and primary and secondary educational services business. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group’s PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, software development and maintenance agreement, technology supporting and consulting, service agreements, operation and management agreement and content providing agreement. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

To comply with PRC laws and regulations relating to foreign ownership restrictions, the Group currently conduct its primary and secondary education services business in China through contractual arrangements with Changsha Leisen, Wentai Investment (collectively referred as the “Two PRC Affiliated Entities”) and the equity holders of the Two PRC Affiliated Entities, who are PRC nationals. To provide the Company effective control over the Two PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Two PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered between Leisen Education, Wentai Investment and their direct equity holders respectively.

Agreements that provide effective control over Leisen Education

Equity Pledge Agreement. Pursuant to the equity pledge agreement between Animation Digital and Mr. Dong Xu, the shareholder of Leisen Education, who pledged all of his equity interest in Leisen Education to Animation Digital to guarantee the performance of Leisen Education’s obligations under the software development and maintenance agreement, the exclusive technology supporting and consulting service agreement and the content providing agreement. If Leisen Education or Mr. Dong Xu breaches its respective contractual obligations, Animation Digital, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Dong Xu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Leisen Education without the prior written consent of Animation Digital.

Option Agreement. Under the option agreement between Mr. Dong Xu and Animation Digital, Mr. Dong Xu irrevocably granted Animation Digital or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Leisen Education within ten years upon the effectiveness of the option agreement. The price for such option is RMB10,000. The exercise price for purchasing all of the share capital of Leisen Education is RMB2,788,727.

Loan Agreement. Pursuant to the loan agreement between Animation Digital and Mr. Dong Xu, Animation Digital agreed to grant a loan of RMB2,788,727 at zero interest to Mr. Dong Xu for his investment in the share capital of Leisen Education. Mr. Dong Xu agreed to repay the loan upon the receipt of the repayment notification of Animation Digital at any time. The loan can be repaid only with the proceeds from sale of the Mr. Dong Xu’s equity interest in Leisen Education to Animation Digital.

Power of Attorney. Mr. Dong Xu, the controlling shareholder of Leisen Education, has each executed a power of attorney to any person designated by Animation Digital to authorize such person to vote as his attorney-in-fact on all of the matters of Leisen Education requiring shareholder approval. The term of each of this power of attorney is ten years from the date thereof.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Agreements that transfer economic benefits to the Company

Software Development and Maintenance Agreement. Pursuant to the software development and maintenance agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to develop software related to the website owned and operated by Leisen Education (www.littlestar.com.cn), and to provide subsequent software maintenance and management services to Leisen Education. The software developed by Animation Digital thereunder remains the property of Animation Digital, but is exclusively licensed to Leisen Education. Leisen Education agrees to pay annual service fees of 40% of its total annual revenue to the Company. The term of this agreement is ten years from the date thereof.

Exclusive Technology Supporting and Consulting Service Agreement. Pursuant to the exclusive technology supporting and consulting service agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education technology supporting and consulting services related to the business operations of Leisen Education. Any and all intellectual property created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Animation Digital agrees to pay annual service fees of 40% of its total annual revenue to the Company. The term of this agreement is ten years from the date thereof.

Content Providing Agreement. Pursuant to the content providing agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education the content needed for the website owned and operated by Leisen Education (www.littlestar.com.cn). Any and all intellectual properties created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 10% of its total annual revenue to the Company. The term of this agreement is ten years from the date thereof.

Contractual arrangements with Wentai Investment and Its Shareholders

The Company’s relationships with Wentai Investment and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Wentai Investment and Wentai Education is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Wentai Investment and Wentai Education, Wentai Investment does not transfer any other funds generated from its operations to Wentai Education.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

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

Option Agreement. Under the option agreement dated April 23, 2010 between the shareholders of Wentai Investment and Wentai Education, the shareholders of Wentai Investment irrevocably granted Wentai Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Wentai Investment within 20 years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Wentai Investment is RMB30 million.

Loan Agreement. Pursuant to the loan agreement between dated March 12, 2010 Wentai Education and the shareholders of Wentai Investment, Wentai Education agreed to lend RMB21 million (US$3. 2 million) to Mr. Dong Xu and RMB9 million (US$1.4 million) to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from sale of the equity interests in Wentai Investment to Wentai Education.

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

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Agreements that Transfer Economic Benefits to the Company

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

These contractual arrangements allow the Group to effectively control the Two PRC Affiliated Entities and their subsidiaries and to derive substantially all of the economic benefits from them. Accordingly, the Group treats the Two PRC Affiliated Entities as VIEs and because the Group is the primary beneficiary of the Two PRC Affiliated Entities, the Group has consolidated the financial results of the Two PRC Affiliated Entities and their subsidiaries.

However, there are certain risks related to the VIEs arrangements, which include but are not limited to the following:

•	If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Group could be subject to severe penalties;

•

The Group rely on contractual arrangements with the VIEs and its equity holders for substantially all of its China operations, which may not be as effective as direct ownership in providing operational control; and

•

The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Company adopted the new guidance for the year ended June 30, 2011.

The Company, through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and (2) the right to receive benefits from the VIEs. The Company will continue to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Agreements that Transfer Economic Benefits to the Company - continued

The VIEs are principally engaged in the provision of educational services in the PRC.

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of June 30, 2010 and 2011 and for the years ended June 30, 2010 and 2011 is as follows. The Company did not have any VIE arrangement for the year ended June 30, 2009.

	As of June 30,
	2010	2011
	RMB	RMB
Total assets	25,227,236	147,887,140
Total liabilities	4,635,424	83,743,672

	Year Ended June 30,
	2010	2011
	RMB	RMB
Net Revenues	20,408,152	68,275,955
Net Income	11,253,040	18,073,609
Net cash provided by (used in) operating activities	1,944,389	(1,900,731)
Net cash used in investing activities	(10,855)	(3,555,083)

The Group’s consolidated assets do not include any collateral for Leisen Education’s and Wentai Investment’s obligations.

There was no pledge or collateral of the assets either in Leisen Education or Wentai Investment. Creditors of Leisen Education have no recourse to the general credit of Animation Digital or the Company, which is the primary beneficiary of Leisen Education. Creditors of Wentai Investment have no recourse to the general credit of Wentai Education or the Company, which is primary beneficiary of Wentai Investment.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant transactions and balances among the Company and its subsidiaries and VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

On an ongoing basis, the Group evaluates its estimates, including those related useful lives of intangible assets and property, plant and equipment, fair value of investments, the fair value and useful lives of the assets and intangible assets acquired in business combinations, valuation of goodwill and intangible assets, valuation of share options and allowance for doubtful debts, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

The functional currency of the Company’s subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(d)	Foreign currency translation - continued

The translations of RMB amounts as of and for the year ended June 30, 2011 into US$ are included solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4635, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2011. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

Investments represent the Group’s investments in equity securities and or unlisted investment fund, and are classified as trading investments, held-to-maturity investment, available-for-sale investment or investments at cost. Investments in equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Investments in unlisted investment fund are classified as held-to-maturity and measured at amortised cost only if the Group has the positive intent and ability to hold those investment fund to maturity. Investments classified as trading investments are recorded at fair value with unrealized holding gains and losses recorded in the net income. The fair value of the Group’s investments classified as trading is based on the quoted market price on the last business day of the fiscal year. Available-for-sale investment is recorded at fair value with unrealized changes in fair value recorded in the accumulative other comprehensive income. The fair value of Group’s available-for-sale investment is determined by applying combination of income and market approach, based on a number of unobservable input.

For unlisted investment fund classified as held-to-maturity measured at amortised cost, the Group needs to determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the unlisted investment fund shall be written down to fair value as a new cost basis and the amount of the written down shall be included in earnings.

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

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(h)	Inventories

Inventories are stated at the lower of cost and market value. Cost is calculated using the weighted average method. The Group estimates the write-down of excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of market value.

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

Acquired intangible assets includes patents, trademarks, licenses, mini lamb video series, franchise agreement, non-competition agreement and copyrights are measured initially at cost and amortized on as straight-line basis over their estimated useful lives.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 15 years.

Intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

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

No impairment of property, plant and equipment was recognized for the years ended June 30, 2009, 2010 and 2011. An impairment loss of RMB264,227 and RMB942,678 (US$145,846) on intangible assets was recognized and recorded in general and administrative expenses during the year ended June 30, 2010 and 2011 respectively related to patents or copyrights no longer being used as a result of a training school deregistered during 2010 and disposal of ELP business during 2011.

(l)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.

Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of June 30, 2010 and 2011, and no impairment loss was required. The change in the carrying amount of goodwill by segments for the year ended June 30, 2010 and 2011 is as follows:

	LNS	Wentai	Total
	RMB	RMB	RMB
Balance as of July 1, 2009	—	—	—
Additions from business acquisitions (note 10)	56,597,146	—	56,597,146

Balance as of June 30, 2010 and July 1, 2010	56,597,146	—	56,597,146
Additions from business acquisitions (note 10)	—	46,428,215	46,428,415

	56,597,146	46,428,215	103,025,561

Balance as of June 30, 2011 (US$)	8,756,424	7,183,169	15,939,593

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(m)	Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term bank deposits, accounts receivables, related party receivables, investments, other current assets, accounts payable and other payables. The fair values of these financial instruments approximate their carrying amounts due to the short-term nature of these instruments.

Trading investments are recorded at its fair value, with reference to quoted prices in active markets.

The available-for-sale investment is recorded at its fair value, categorized into Level 3, derived from valuation techniques as discussed below.

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

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(n)	Revenue recognition - continued

The Group generates its revenues from the following:

(i)	Tuition fee income

The Group provides private education services to private kindergartens, primary and secondary school students and English Language training to kids. The prepaid tuition fees are recorded as deferred revenue upon receiving the upfront cash payments, and recognized as revenue ratably over the course of the tuition programs.

(ii)	Franchising fee

The Group generates revenue by franchising schools under the brand name of Little New Star. Initial franchise fee represents provision of initial setup services. Initial franchising fee is recognized as revenue upon the opening of the schools as the initial franchising fees are non-refundable and the Group does not have significant continuing obligations related to the initial franchising fee after the schools are opened.

(iii)	Continuing support fee

The Group provides continuing supporting services to the franchise schools including marketing and advertising services. The continuing support fee is received upfront and the revenue is deferred and evenly recognized over the life period of the continuing supporting service agreement.

(iv)	Teaching materials

The Group’s teaching materials consist of textbooks and assisting teaching books and software. The Group considers its customers to be the franchised school operators and does not sell directly to end-users. Revenue from teaching materials is generally recognized when goods are delivered and title has passed to the franchised school operators and collectability is reasonably assured. No refund or return is allowed upon delivery of teaching materials to the franchised schools.

The Company’s subsidiaries are subject to value added tax (“VAT”) of 17% on revenue from electronic learning devices and 13% on revenue from teaching materials or business tax (“BT”) of 5% on the revenue earned for services rendered in the PRC.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

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

(p)	Advertising costs

The Group expenses advertising costs as incurred.

No advertising costs were incurred for the years ended June 30, 2009, 2010 and 2011 for continuing operations.

(q)	Cost of revenue

Cost of sale of teaching materials consists primarily of cost of raw materials and other related incidental expenses which are directly attributable to the production of the course material designated to the training courses provided by the schools.

Cost of revenue for tuition fee income mainly consists primarily of labour cost, rental expenses, depreciation and other related cost to rendering these services.

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are charged to the statements of operations on a straight-line basis over the term of the relevant lease.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(s)	Retirement benefit costs

The employees of the Group are members of state-managed retirement benefit schemes operated by the local governments. The Group is required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. The total costs charged to the consolidated statements of income were RMB1,512,408, RMB4,738,917 and RMB6,169,297 (US$954,482) for the years ended June 30, 2009, 2010 and 2011, respectively, representing contributions payable to this scheme for the corresponding period.

(t)	Government subsidies

The Group receives government subsidies in relation to refund of VAT to encourage development in the software industry, which amounted to nil, RMB278,595 and RMB1,038,507 (US$160,673) for the years ended June 30, 2009, 2010 and 2011, respectively. The Company recorded the government subsidies as other operating income when all conditions to qualify for the receipt of the government subsidies have been met.

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

The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The fair value of stock options granted is determined using the Black-Scholes valuation model. The fair value of shares granted is determined as the market price of the shares at grant date.

The Company recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(w)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income is reported in the consolidated statement of shareholder’s equity and comprehensive income.

(x)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to Noah Education Holdings Ltd’s shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Company’s dilutive securities consist of outstanding share options. Certain common share equivalents (e.g. share options) are excluded from calculation of diluted net income (loss) per share as their effect is anti-dilutive.

(y)	Dividend

Dividends are recognized when declared.

(z)	Concentration of credit risk

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Group has invested in financial products with a small number of financial institutions and these financial institutions also have high-credit ratings and quality.

The Group conducts credit evaluations of customers. The Group establishes an allowance for doubtful debts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, allowance for doubtful debts was RMB27,796,553 and nil as of June 30, 2010 and 2011, respectively. As of June 30, 2010 and 2011, there were no customers who accounted for 10% or more of the Group’s accounts receivables.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(aa)	Business combinations

Business combinations are recorded using the acquisition method of accounting. On July 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From July 1, 2009, the assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from July 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations. For business acquired in the periods prior to July 1, 2009, contingent consideration was not recorded until the contingency was resolved.

(ab)	Non-controlling interest

Non-controlling interest has been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

NOAH EDUCATION HOLDINGS LTD.

3.	Recently issued accounting pronouncements

ASC 820-10 “Fair Value Measurements and Disclosures,” (“ASC 820-10”) was amended in January 2010 to require additional disclosures related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy, including the reasons and the timing of the transfers, and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy. The guidance was effective for the Company beginning on December 27, 2009, except for certain disclosures about purchases, sales, issuances, and settlements related to Level 3 fair value measurements, which were effective for the Company beginning on January 2, 2011. The disclosure guidance adopted on December 27, 2009 and January 2, 2011 did not have a material impact on our consolidated financial statements.

In May 2011, ASC 820-10 was further amended to clarify certain disclosure requirements and improve consistency with international reporting standards. This amendment is to be applied prospectively and is effective for the Company beginning January 1, 2012. The Company does not expect its adoption to have a material effect on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This eliminates an entity’s ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. ASU 2010-28 is effective for fiscal and interim periods beginning after December 15, 2010. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this standard will not have any material impact on the Company’s consolidated financial statements.

ASC 220, “ Comprehensive Income ,” was amended in June 2011 to require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income under current ASC 220. This guidance is effective for the Company’s fiscal year and interim periods beginning July 1, 2012. The Company is currently evaluating the impact of this guidance.

NOAH EDUCATION HOLDINGS LTD.

4.	Investments

The Group’s investments are classified into:

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Current:
Trading investments (at fair value) (Level 1)	5,493,179	—	—
Held-to-maturity investment (at cost less impairment)	—	50,003,441	7,736,279

	5,493,179	50,003,441	7,736,279

Non-current:
Available-for-sale investment (at fair value) (Level 3)	23,048,725	10,525,471	1,628,448
Investment (at cost less impairment)	6,827,229	2,417,729	374,058

	29,875,954	12,943,200	2,002,506

(Loss) gain on trading investments has been included in investment income in the consolidated statements of income and is consisted of the following:

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Realized gain	399,408	—	(653,861)	(101,162)
Unrealized (loss) gain	(1,828,258)	868,255	—	—

Total	(1,428,850)	868,255	(653,861)	(101,162)

As of June 30, 2011, the Group’s held-to-maturity investments represent investments in unlisted investment fund which have maturities of three months or less from the date of purchase and measured at cost less any identified impairment.

As of June 30, 2011, the Group’s available-for-sale investment at fair value represents investment in Series A Preferred Stock of Franklin and the estimation of fair value is determined by using a combination of income and market approach. Under the income approach, it uses cash flow projections based on the forecast covering a five-year period and a terminal value at the end of the fifth year with a discount rate of 19% determined based on the weighted average cost of capital. Cash flow projections during the budget period for the investment are based on the expected gross margins during the budget period. Budgeted gross margins were determined based on past performance and the management’s expectations for the market development.

The market approach is performed by utilizing the trading multiples including the market value of invested capital over sales and market value of invested capital over gross profit as at June 30, 2011.

NOAH EDUCATION HOLDINGS LTD.

4.	Investments - continued

The fair value of available-for-sale was determined using the midpoint of the values from the two approaches above after applying 19% marketability discount based on restricted stock studies having considered the size and profitability of the investment. There has been no transfer between Level 1 and Level 2.

Available-for-sale investment
RMB
Balance as at July 1, 2009	—
Additions during the year	13,653,471
Unrealized gain (note)	9,395,254

Balance as at June 30, 2010 and July 1, 2010	23,048,725
Unrealized loss (note)	(12,523,254)

Balance as at June 30, 2011	10,525,471

Balance as at June 30, 2011 (US$)	1,628,448

Note:	Unrealized gain (loss) on available-for-sale investment at fair value has been included in the accumulated other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

As of June 30, 2011, the Group’s investment at cost less impairment represents investment in Series B Preferred Stock of Franklin. The Company estimates the fair value of the investment in Series B Preferred Stock of Franklin by utilizing income approach through the application of option-pricing method. The valuation technique is based on a number of estimates and assumptions, including the appropriate discount rates, volatility and dividend yield. For the year ended June 30, 2011, the Group recorded an impairment loss of RMB4,409,508 (US$682,217) on investment in Series B Preferred Stock of Franklin, because the cost of investment was less than the fair value.

NOAH EDUCATION HOLDINGS LTD.

5.	Accounts receivables, net of allowance

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Accounts receivables	346,573,060	1,668,007	258,066
Less: allowance for doubtful debts	(27,796,553)	—	—

	318,776,507	1,668,007	258,066

The movements of the allowance for doubtful debts during the years are as follow:

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Balance at the beginning of year	8,487,165	27,796,553	4,300,542
Additions	21,262,662	31,764,219	4,914,399
Recovered	—	(9,587,467)	(1,483,324)
Write-offs	(1,953,274)	—	—
Disposal of subsidiaries	—	(49,973,305)	(7,731,617)

Balance at the end of year	27,796,553	—	—

In determining whether allowance for doubtful debts is required, the Company takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is only made for accounts receivables that are unlikely to be collected.

6.	Inventories

Inventories consist of the following:

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Raw materials	32,024,762	66,428	10,277
Work-in-progress	26,645,575	77	12
Finished goods	90,067,900	6,131,462	948,629

Inventories, net	148,738,237	6,197,967	958,918

RMB2,131,102, RMB9,667,136 and RMB2,093,266 (US$323,859) of excess and obsolete inventories were written down to lower of cost or market value and included in the cost of revenue from discontinued operation in the years ended June 30, 2009, 2010 and 2011, respectively.

NOAH EDUCATION HOLDINGS LTD.

7.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Subsidy receivables	22,025,225	551,509	85,327
VAT recoverable	23,947,768	439,332	67,971
Advances to suppliers	10,424,981	341,621	52,854
Prepaid advertising expenses	1,075,383	—	—
Staff advances	1,301,939	1,550,623	239,905
Interest receivable	206,536	3,311	512
Rental deposits and prepayments	931,516	2,779,234	430,004
Advances to the Board Secretary of the Company	170,000	2,800	433
Deposits for shares buy back	1,738,511	—	—
Advances to branches employees	2,208,199	—	—
Others	5,724,325	6,915,038	1,069,845

	69,754,383	12,583,468	1,946,851

8.	Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Buildings	127,746,992	136,785,227	21,162,718
Leasehold improvements	13,310,028	29,784,879	4,608,165
Machinery	684,345	2,730,666	422,475
Office equipment	12,062,466	35,134,523	5,435,836
Computer equipment	5,685,573	875,639	135,474
Motor vehicles	6,868,682	8,413,853	1,301,749

	166,358,086	213,724,787	33,066,417
Less: accumulated depreciation and amortisation	(22,108,264)	(41,803,839)	(6,467,678)

Property, plant and equipment, net	144,249,822	171,920,948	26,598,739

Depreciation expenses related to property, plant and equipment were RMB1,736,297, RMB7,946,558 and RMB14,276,414 (US$2,208,775) for the years ended June 30, 2009, 2010 and 2011, respectively for continuing operation.

As of June 30, 2011, the Group has entered into several commitments for capital expenditure for property, plant and equipment, which are expected to be disbursed during the year ending June 30, 2012 (note 21).

NOAH EDUCATION HOLDINGS LTD.

9.	Intangible assets, net

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Cost:
Patents, trademark and licenses	9,070,803	17,170,000	2,656,455
Copyrights, mini lamb video and franchises agreement	21,700,000	21,700,000	3,357,315
Non-competition agreement	5,000,000	5,000,000	773,575

Total	35,770,803	43,870,000	6,787,345

Accumulative amortization:
Patents, trademarks and licenses	(5,274,499)	(1,980,764)	(306,454)
Copyrights, mini lamb video and franchises agreement	(869,709)	(1,870,001)	(289,317)
Non-competition agreement	(500,000)	(1,000,000)	(154,715)

Total	(6,644,208)	(4,850,765)	(750,486)

Intangible assets, net	29,126,595	39,019,235	6,036,859

Amortization is computed using the straight-line method over the intangible assets’ economic lives, (trademark with indefinite useful life acquired through acquisition of LNS (note 10) is not subject to amortization), as the following:

Patents and licenses	1 - 10 years
Copyrights, mini lamb video and franchises agreement	15 years
Non-competition agreement	10 years

Amortization expenses were RMB5,779,198, RMB6,895,938 and RMB8,268,550 (US$1,279,268) for the years ended June 30, 2009, 2010 and 2011, respectively for continuing operation.

The Company estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates. For the year ended June 30, 2011, the Group recorded an impairment loss of RMB942,678 (US$145,876) on its intangible assets, which was included in the general and administrative expenses, in connection with the patents or copyrights that are no longer useful.

The following table represents the total estimated amortization expense of intangible assets for each of the next five years:

	RMB	US$
Year ending June 30,
- 2012	4,430,376	685,445
- 2013	3,772,302	583,631
- 2014	3,640,444	563,231
- 2015	3,618,167	559,784
- 2016	3,617,500	559,681

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions

10.1	Acquisition of LNS

On July 2, 2009, the Group acquired a 100% equity interest in LNS, a Changsha-based private education service provider specialises in providing English language training for kids. The purpose of this acquisition was to develop the Group into a more comprehensive supplemental education services provider for children aged 3-19 in the Peoples’ Republic of China.

The purchase consideration of the acquisition includes cash consideration of RMB 53,000,000 (US$7,815,380) and 2,647,743 ordinary non-registered shares of the Company subject to a transfer restriction term (“Restricted Shares”) that each one third of the these shares cannot be transferred until the second, third and fourth anniversary of July 2, 2009. The cash consideration is agreed to be payable by installments through to January 2011. The fair value of these Restricted Shares approximates to RMB37,385,000 (US$5,512,792) as determined on the basis of latest 20-day weighted average closing price of the Company’s shares by applying a put-option-discount model to derive the discount rate applicable to the value of the Restricted Shares on July 2, 2009.

The Group incurred approximately RMB2,309,000 (US$340,485) costs in relation to this acquisition and was recognized in the consolidated statement of operations for the year ended July 30, 2010.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition of LNS - continued

The following table summarizes the fair values of the assets and liabilities assumed by the Group on the date of acquisition of the business:

	Carrying value at acquisition date	Fair value adjustment	Fair value at acquisition date
	RMB’000	RMB’000	RMB’000
Cash and cash equivalent	6,359		6,359
Account receivables	54		54
Inventories	5,875	259	6,134
Other current assets	2,686	(1,784)	902
Short term borrowings	(7,000)		(7,000)
Account payables	(2,140)		(2,140)
Advance from customers	(3,664)		(3,664)
Income tax payables	(394)		(394)
Other current liabilities	(3,444)		(3,444)
Fixed assets	15,163	629	15,792
Intangible assets	4,705	19,295	24,000
Deferred tax asset	—	926	926
Deferred tax liabilities	—	(3,737)	(3,737)

			33,788
Goodwill			56,597

Consideration			90,385

Satisfied by:

Cash consideration
- deposit paid in 2009			21,582
- paid in 2010			10,844
- other payables in 2010			20,574
Share consideration			37,385

Consideration			90,385

Net cash outflow arising on acquisition
Cash consideration paid			10,844
Cash and cash equivalents acquired			(6,359)

Consideration			4,485

The intangible assets comprise of copyrights, mini lamb video, franchises agreement, non-competition agreement, which all Amortized over a period of 10 to 15 years, and LNS trademark with indefinite useful lives not subject to Amortization.

The accompanying consolidated financial statements include the accounts of the acquired business as of June 30, 2010 and the operating results since the date of the acquisition, approximately RMB 39,898,000 (US$5,883,359) of revenue and RMB8,730,000 (US$1,287,326) of net income of LNS have been included in the consolidated income statements for the year ended June 30, 2010.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition of Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”)

On March 12, 2010, NETS entered into an investment agreement with Wentai Education and shareholders of Wentai Education for the share transfer and capital injection in Wentai Education (the “Acquisition”) with the purpose to grow into education services business. The Wentai Education is a Guangdong-based private education service provider which is specialized in providing full time English-featured education of schools and kindergartens. Pursuant to the agreement, the former shareholders will firstly transfer 40% of the shareholdings in Wentai Education to a designated company named Shenzhen Jinyinhe Investment Co., Ltd (“Shenzhen Jinyinhe”) and Shenzhen Jinyinhe will then transfer the 40% NETS immediately. The consideration paid for this share transfer is RMB36,000,000, with RMB25,000,000 payable before July 12, 2010, RMB1,000,000 payable before September 1, 2010 and remaining RMB10,000,000 payable upon request after the first two payments. After the share transfer, the acquirer NETS will inject the capital into the Wentai Education. NETS is obliged to pay RMB90,000,000 as capital injection in the Wentai Education, with RMB 30,000,000 allocating into issued share capital and RMB 60,000,000 into capital reserve of Wentai Education. Pursuant the agreement, the payment of RMB 90,000,000 in total should be completed before July 1, 2010 and the shareholding of NETS in Wentai Education will be further increased from 40% to 70% upon the successful payment. Therefore, control is presumed to be existed and two kindergartens will be brought into the Group at acquisition date.

The Group incurred approximately RMB920,000 (US$135,663) costs in relation to this acquisition and was recognized in the consolidated statement of operations for the year ended June 30, 2010.

On March 12, 2010, Xu Dong, who acts as the director of NETS, entered into a loan agreement with Wentai Education. Pursuant to this loan agreement, Wentai Education will lend RMB21,000,000 to Xu Dong and RMB9,000,000 to one of the shareholders of Wentai Education named Du Qi Cai to set up a new entity named Shenzhen Wentai Investment Co., Ltd. (“Wentai Investment”) for the purpose to acquire 67% shareholdings of Guangzhou Zhongda Foundation Education Investment Management Co., Ltd. (“Zhongda Foundation”), a company principally engages in elementary education. Both loan amounts are interest-free with a repayment period of 20 years. Meanwhile, Xu Dong and Du Qi Cai have to pledge their investment in Wentai Investment to Wentai Education with reference to the term and clause of the loan agreement in return. Such arrangement is to comply with PRC laws and regulations that restrict foreign ownership of companies operating elementary education business in the PRC. Upon acquisition of the 67% shareholdings, Xu Dong will transfer all the risks and rewards associated with the Wentai Investment to NETS. Based on these contractual agreements, Wentai Investment should be considered as a VIE as the equity investors do not have the characteristics of a controlling financial interest and NETS is the primary beneficiary of Wentai Investment. Accordingly, the Group shall consolidate the financial results and financial position of Wentai Investment under FASB ASC 810 once the control is obtained.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisition - continued

10.2	Acquisition of Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”) - continued

The initial deposits of RMB4,200,000 was paid at June 30, 2010 as disclosed in the consolidated balance sheets and the purchase consideration of RMB25,000,000 and RMB90,000,000 were made on July 29, 2010, also the acquisition date.

The transaction has been approved by both companies’ board of directors and completed during the year ended June 30, 2011.

The following table summarizes the fair values of the assets and liabilities assumed by the Group on the date of acquisition of the business:

	Carrying value at acquisition date	Fair value adjustment	Fair value at acquisition date
	RMB’000	RMB’000	RMB’000
Cash and cash equivalents	110,619		110,619
Other receivables	6,003		6,003
Other current assets	4,276		4,276
Property, plant and equipment, net	25,688	3,277	28,965
Intangible assets, net	13,200	3,970	17,170
Deferred revenue - current	(12,802)		(12,802)
Other current liabilities	(12,121)		(12,121)
Long-term bank borrowings	(1,500)		(1,500)
Deferred tax liabilities	—	(1,812)	(1,812)

			138,798
Non-controlling interest			(41,639)
Goodwill			28,841

Consideration			126,000

Satisfied by:
Cash consideration
- deposit paid in 2010			4,200
- paid in 2011			120,800
- other payables in 2011			1,000

			126,000

Net cash outflow arising on acquisition
Cash consideration paid			120,800
Cash and cash equivalents acquired			(110,619)

			10,181

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date by Shanghai FairPro Consulting Co., Ltd., independent qualified professional valuer not connected with the Group.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisition - continued

10.2	Acquisition of Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”) - continued

The fair value of the other receivables was approximately RMB6,003,000. In the opinion of the directors of the Company, the balance had good credit quality with reference to the past settlement history, no provision was suggested.

The fair value of the noncontrolling interest was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include of a discount rate of 14.1%, a terminal value based on long-term sustainable growth rates of 3%, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest.

The following pro forma information of Wentai Education summarized the effect of the acquisition, as if the acquisition had occurred as of July 1, 2009 and July 1, 2010. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2009 and July 1, 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprises.

	Revenues	Net income (loss)
	(unaudited)	(unaudited)
	RMB	RMB
The amount attributable to Wentai Education in the
Group’s consolidated statement of operations for the year ended June 30, 2011	49,893,223	7,857,010
Supplemental pro forma for year ended June 30, 2010	88,060,596	(3,028,404)
Supplemental pro forma for year ended June 30, 2011	91,483,890	(29,170,237)

In addition, on January 27, 2011, and February 25, 2011, Wentai Education signed an investment agreement, an amendment to investment agreement, and an asset transfer Agreement with four individual independent counterparties (together “Original Shareholders”), to acquire 100% interest in four kindergartens owned by the Original Shareholders in Changsha, PRC at a consideration of RMB25,800,000.

The four kindergartens include Changsha Kaifu District Di-Ai Baby Science and Art Due Language Kindergarten, Changsha Yuelu District Di-Ai Baby Science and Art Due Language Kindergarten, Changsha Wangcheng County Di-Ai Baby Science and Art Due Language Kindergarten and Changsha County Noah Forest Di-Ai Baby Science and Art Due Language Kindergarten (collectively referred to as “Changsha Kindergartens”).

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisition - continued

10.2	Acquisition of Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”) - continued

The following tables the fair values of the assets and liabilities on the acquisition date of the business:

	Carrying value at acquisition date	Fair value adjustment	Provisional fair value at acquisition date
	RMB’000	RMB’000	RMB’000
Other receivables	8,485	—	8,485
Other current assets	237	—	237
Property, plant and equipment, net	6,074	1,253	7,327
Other payables	(3,195)	—	(3,195)
Other current liabilities	(4,361)	—	(4,361)
Deferred tax liabilities	—	(280)	(280)

			8,213
Goodwill			17,587

Consideration			25,800

Satisfied by:
Cash consideration
- paid in 2011			25,102
- other payables in 2011			698

			25,800

Net cash outflow arising on acquisition:
Cash consideration paid			25,102

The following pro forma information of Changsha Kindergartens summarized the effect of the acquisition, as if the acquisition had occurred as of July 1, 2009 and July 1, 2010. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2009 and July 1, 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprises.

	Revenues	Net income (loss)
	(unaudited) RMB	(unaudited) RMB
The amount attributable to Changsha Kindergarten in the Group’s consolidated statement of operations for the year ended June 30, 2011	1,990,969	348,434
Supplemental pro forma for year ended June 30, 2010	88,060,596	(3,028,404)
Supplemental pro forma for year ended June 30, 2011	93,474,859	(28,821,803)

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisition - continued

10.2	Acquisition of Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”) - continued

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The fair value of the other receivables was approximately RMB8,485,000. In the opinion of the directors of the Company, the balance had good credit quality with reference to the past settlement history, no provision was suggested.

10.3	Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd.

During the year ended June 30, 2011, the Group has signed a definitive agreement to acquire an 80% interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (“Yuanbo Education”), a company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94,866,000.

The total consideration of RMB 94,866,000 comprises:

(1)	RMB 79,866,000 payable on the closing of the transaction, i.e. July 31, 2011, which included an option to acquire the remaining 20% of equity interest in cash from Yuanbo Education original shareholders in five years at an exercise price of seven times of fiscal year 2016 Yuanbo Education’s profit after tax. Such option is accounted as derivative. The fair value of such option is RMB7,913,000 at acquisition date which is accounted for separately as a derivative; and

(2)	RMB 15,000,000 which will be paid equally in two years on Yuanbo Education’s audited financial results as of the fiscal year ended June 30, 2012 and June 30, 2013, subject to a contingent adjustment determined by the earnings before interest, taxes and depreciation and allowance (“EBITDA”) of that fiscal year. The fair value of the contingent consideration at acquisition date is RMB 7,331,000. Details as follows:

2012 EBITDA: Target amount RMB9.4 million

•	If actual EBITDA is less than target amount, payment will be adjusted to zero;

•	If actual EBITDA is greater than target amount but less than 1.2 times target amount, payment will be adjusted to RMB7,500,000*(EBITDA/7,500,000-1-25%)/25%;

•	If actual EBITDA is greater than 1.2 times target amount, the payment will be adjusted to RMB7,500,000+(EBITDA/7,500,000-1-50%)*25%*2012 net profit.

2013 EBITDA: Target amount RMB14.1 million

•	If actual EBITDA is less than target amount, payment will be adjusted to zero;

•	If actual EBITDA is greater than target amount but less than 1.2 times target amount, payment will be adjusted to RMB7,500,000*(EBITDA/11,250,000-1-25%)/25%.

The transaction was completed on July 31, 2011. The acquisition of Yuanbo Education is recorded in fiscal year ending June 30, 2012 accordingly. See note 24 for subsequent event disclosure.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisition - continued

10.3	Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

The following tables summarize the unaudited fair values of the assets and liabilities, determined based on provisional estimation, on the acquisition date of the business:

	Carrying value at acquisition date	Fair value adjustment	Provisional fair value at acquisition date
	RMB’000	RMB’'000	RMB’000
Cash and cash equivalents	50,769	—	50,769
Other receivables	1,210	—	1,210
Advance from customers	(395)	—	(395)
Other payables	(3,945)	—	(3,945)
Property, plant and equipment, net	10,858	(1,976)	8,882
Intangible assets, net	—	37,500	37,500
Deferred tax asset	—	494	494
Deferred tax liabilities	—	(4,575)	(4,575)

			89,940
Non-controlling interest			(19,821)
Goodwill			9,165

Consideration			79,284

Satisfied by:

Cash consideration
- deposit paid in 2011			4,000
- paid in 2012 and 2013			67,953
- contingent consideration			7,331

			79,284

The following pro forma information of Yuanbo Education summarized the effect of the acquisitions, as if the acquisitions had occurred as of July 1, 2009 and July 1, 2010. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2009 and July 1, 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprises.

	Revenues	Net income (loss)
	(unaudited) RMB	(unaudited) RMB
The amount attributable to Yuanbo Education in the Group’s consolidated statement of operations for the year ended June 30, 2011	33,315,167	2,211,894
Supplemental pro forma for year ended June 30, 2010	118,144,596	(2,244,889)
Supplemental pro forma for year ended June 30, 2011	126,790,026	(26,609,909)

NOAH EDUCATION HOLDINGS LTD.

11.	Discontinued operation

On March 28, 2011 and June 8, 2011, the Company entered into a definitive agreement and amended and restated stock purchase agreement with First Win Technologies Ltd. and Mr. Tang Ben Guo, one of Noah’s founders and the former President and Chief Operating Officer of the Company (collectively reported to as the “Definitive Agreement”) to sell ELP business of the Group and operating assets to First Win Technologies Ltd. (the “Purchaser”), a company wholly owned by Mr. Tang Ben Guo, at consideration of RMB100,000,000. Upon certain adjustments to the consideration pursuant to the Definitive Agreement, the net cash consideration is RMB87,532,200 (the “Purchase Price”) and the closing date was June 8, 2011.

Upon the completion of the transaction, the Purchaser acquired the ELP business and net operating assets (excluding the English and Chinese versions of the “Noah” trademark, cash held by the ELP subsidiaries and the Company’s office facilities in Chengdu and Shenzhen) (the “Target Assets”) from the Company.

Under the Definitive Agreement, the Purchase Price is paid to the Company in three installments: (i) 40% of the Purchase Price will be paid on or before April 12, 2011; (ii) 30% of the Purchase Price will be paid within three months after the date of the first payment, subject to consummation of the closing of the purchase and sale of the Target Assets; and (iii) the remaining 30% of the Purchase Price will be paid at the later of (a) six months after the date of the first payment and (b) the substantial completion of the restructuring to carve out the Target Assets.

In accordance with ASC 360-10, the result of ELP business have been excluded from continuing operations and reported as discontinued operation for the current and prior periods.

The income (loss) from discontinued operation for the relevant periods is analyzed as follow:

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net revenue	666,438,168	640,390,206	211,532,854	32,727,292
Cost of revenue	(322,433,323)	(350,260,106)	(159,852,909)	(24,731,633)

Gross profit	344,004,845	290,130,100	51,679,945	7,995,659
Total operating expenses	(303,868,536)	(316,726,676)	(211,808,585)	(32,769,952)
Impairment loss on account receivables	—	—	(162,710,320)	(25,173,717)
Impairment loss on inventory	—	—	(82,411,248)	(12,750,251)
Gain on disposal of ELP business	—	—	11,936,125	1,846,697
Other operating income	45,575,781	41,350,601	13,078,951	2,023,509
Income tax (expenses) benefits	(254,883)	1,768,970	(2,280,109)	(352,767)

Net income (loss) from discontinued operation	85,457,207	16,522,995	(382,515,241)	(59,180,822)

NOAH EDUCATION HOLDINGS LTD.

11.	Discontinued operation - continued

The net assets of the discontinued operation at the date of disposal were as follows:

	RMB	US$
Bank balances and cash	11,958,919	1,850,223
Note receivables	200,000	30,943
Accounts receivables, net	42,994,974	6,651,965
Prepaid expenses and other current assets	30,010,567	4,643,083
Inventories	31,177,645	4,823,647
Property, plant and equipment, net	8,180,075	1,265,580
Intangible assets, net	1,698,108	262,723
Accounts payables	(16,108,694)	(2,492,256)
Advances from customers	(10,751,418)	(1,663,405)
Other payables and accruals	(11,810,287)	(1,827,228)
Income tax payables	(17,689)	(2,737)

Net assets	87,532,200	13,542,538

Satisfied by:
Cash	87,532,200	13,542,538

Net cash inflow arising on disposal
Total cash consideration	87,532,200	13,542,538
Less: Bank balances and cash disposed of	(11,958,919)	(1,850,223)
Related party receivables (note 20)	(47,532,200)	(7,353,941)

	28,041,081	4,338,374

NOAH EDUCATION HOLDINGS LTD.

12.	Other payables and accruals

Other payables and accruals consisted of the following:

	As of June 30,
	2010	2011	2011
	RMB	RMB	US$
Other payables for acquisition of LNS	20,573,668	—	—
Other payables for acquisition of Wentai Education	—	1,697,611	262,646
Other payables to ex-shareholders of LNS and Wentai Education	—	6,075,692	940,000
Accrued social welfare payments	8,248,213	2,399,976	371,312
Accrued salaries	4,932,436	2,661,785	411,818
Accrued bonus	4,589,417	—	—
VAT payable	2,635,680	389,991	60,337
Accrued consultation fee	2,027,825	734,352	113,615
Accrued professional fee for the disposal of ELP business	—	6,819,730	1,055,114
Accrued advertising expenses	1,854,492	—	—
Accrued audit fee	1,828,623	1,102,608	170,590
Other payables to freight charges	1,297,127	82,752	12,803
Receipts in advance	1,060,300	6,515,763	1,008,086
Accrued expenses	983,554	699,903	108,285
Deposits for franchise	628,320	634,940	98,235
Others	4,360,081	4,421,714	684,106

	55,019,736	34,236,817	5,296,947

13.	Capital structure

During the year ended June 30, 2009, 2010 and 2011, 111,057, 771,138 and 39,628 ordinary shares were issued respectively as a result of exercises of share options by employees.

During the year ended June 30, 2009, 2010 and 2011, the Company repurchased and cancelled 2,585,138, 1,394,300 and 1,375,478 ordinary shares respectively.

The Company issued 2,647,743 ordinary shares for acquisition of 100% interest in LNS in 2010.

The Company issued 150,000 ordinary shares to Jerry He, the Chief Executive Officer of the Company, during the year ended June 30, 2011 (see note 14).

Relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see note 22).

In addition, since a significant amount of the Group’s future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group’s ability to utilize revenues generated in RMB to fund the Group’s business activities outside of the PRC, if any, or expenditures denominated in foreign currencies.

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation

On June 30, 2007, the Company adopted a new share incentive plan (the “2007 Share Incentive Plan”). Under the 2007 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 10% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2007 Share Incentive Plan. The term of each award under the 2007 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. During the year ended June 30, 2008, 669,177 options were granted under the 2007 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2011:

Granted in 2008

Exercise price	Number of options Outstanding	Vesting period
US$
5.56	318,503	30% will vest from the date of grant to December 31, 2008; 30% will vest from January 1, 2009 to December 31, 2009; the remaining 40% will vest from January 1, 2010 to December 31, 2010

On December 18, 2008, the Company adopted a new share incentive Plan (the “2008 Share Incentive Plan”). Under the 2008 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 5% of the Company’s outstanding ordinary shares will be reserved for issuance under the 2008 Share Incentive Plan. The term of each award under the 2008 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company’s share at the date of grant or at other prices as approved by the Compensation Committee of the Board. 1,279,000 options were granted during the year ended June 30, 2009 under the 2008 Share Incentive Plan. During the year ended June 30, 2010, 420,000 options were granted under the 2008 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2011:

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation - continued

Granted in 2009

Exercise price	Number of options Outstanding	Vesting period
US$
2.6	611,650	30% will vest from the date of grant to December 31, 2009; 30% will vest from January 1, 2010 to December 31, 2010; the remaining 40% will vest from January 1, 2011 to December 31, 2011.

Granted in 2010

2.6	80,000	30% will vest from the date of grant to December 31, 2009; 30% will vest from January 1, 2010 to December 31, 2010; the remaining 40% will vest from January 1, 2011 to December 31, 2011.

5.0	300,000	30% will vest from the date of grant to December 31, 2010; 30% will vest from January 1, 2011 to December 31, 2011; the remaining 40% will vest from January 1, 2012 to December 31, 2012.

4.0	10,000	30% will vest from the date of grant to December 31, 2010; 30% will vest from January 1, 2011 to December 31, 2011; the remaining 40% will vest from January 1, 2012 to December 31, 2012.

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

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation - continued

The termination of the Equity Compensation Plan and the adoption of the 2008 Share Incentive Plan were accounted for as a modification.

Details of the option movements are included in the tables below.

The Company did not have other share-based compensation arrangements.

Share options activity

The Company’s share option activities for the years ended June 30, 2009, 2010 and 2011 are set out below:

	Options outstanding	Weighted average exercise price per share	Weighted averaged remaining contractual life	Aggregate intrinsic value	Weighted average intrinsic value per share	Weighted average grant date fair value
		US$		US$	US$	US$
At July 1, 2008	2,094,113
Granted pursuant to the 2008 Share Incentive Plan	1,279,000	2.6000	4	456,265	0.36	1.39
Forfeited during the year	(89,588)	4.9125		—	—	2.31
Exercised	(111,057)	1.4720		266,254	2.40	3.38

Outstanding at June 30, 2009	3,172,468		3
Granted pursuant to the 2008 Share Incentive Plan	420,000	4.5914	4	39,000	0.09	2.22
Forfeited during the year	(408,359)	3.9641		—	—	1.86
Exercised	(771,138)	2.0095		2,298,502	2.98	2.80

Outstanding at June 30, 2010	2,412,971		2
Forfeited during the year	(388,022)	3.2166		—	—	1.67
Exercised	(39,628)	1.4720		26,452	0.67	3.46

Outstanding at June 30, 2011	1,985,321		1

Vested and expected to vest
As of June 30, 2011	1,713,821	3.5156

As of June 30, 2010	1,639,060	3.4892

Exercisable
As of June 30, 2011	1,566,321	3.5185

As of June 30, 2010	1,220,149	3.4799

As of June 30, 2011, there was approximately RMB8,224,593 (US$1,272,467) of unrecognized compensation cost related to non-vested share options granted under the 2007 and 2008 Share Incentive Plans, and is expected to be recognized over the weighted-average period of 2 years. The total fair value of options vested during the years ended June 30, 2009, 2010 and 2011 was RMB8,173,461, RMB10,395,821 and RMB5,916,516 (US$915,373), respectively. For the year ended June 30, 2011, the Company received RMB386,458 (US$59,791) for exercises of options.

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation - continued

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2009	June 30, 2010
Risk-free interest rate	1.31% to 1.60%	0.46% to 1.57%
Expected option life	3.75 years to 3.92 years	0.47 year to 3.92 years
Expected volatility	58.45%	72.88% to 77.15%
Expected dividend	0%	0%

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

Apart from the Share Incentive Plans, the Company issued 150,000 ordinary shares to Jerry He, the Chief Executive Officer of the Company with a grant date market value of US$2.44 per share, during the year ended June 30, 2011 at par value of US$0. 00005 per share in exchange of employee services received. Share-based compensation of US$386,445, which was measured as the difference between the market price of the shares at issuance date over the par value was recognized accordingly.

The total share-based compensation expenses in relation to options and shares granted recognized in the statements of operations for the years ended June 30, 2009, 2010 and 2011 was RMB8,173,462, RMB10,395,821 and RMB11,437,616(US$1,769,570), respectively.

15.	Other operating expenses

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Continuing operations
Professional fee for disposal of ELP business	—	—	8,685,023	1,343,703
Fines	—	2,367,000	—	—
Others	48,888	494,943	1,886,963	291,941

Total other operating expenses	48,888	2,861,943	10,571,986	1,635,644

16.	Other operating income

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Continuing operations
Subsidy income	—	—	1,038,507	160,673
Rental income	—	—	787,060	121,770
Training camps and interest groups income	—	—	3,317,820	513,316
Other operating income	—	278,595	368,785	57,056

	—	278,595	5,512,172	852,815

NOAH EDUCATION HOLDINGS LTD.

17.	Other non-operating income (expenses)

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Continuing operations
Unrealized exchange gain (loss)	3,042,036	4,475,420	(2,717,886)	(420,498)
Others	3,161,579	1,486,929	1,538,027	237,956

	6,203,615	5,962,349	(1,179,859)	(182,542)

18.	Income tax expenses

The Company is incorporated in the Cayman Islands but has its principal operations in the PRC through its PRC subsidiaries.

Cayman Islands and BVI

The Company and Bright Sound Limited were incorporated in the Cayman Islands and BVI, respectively, and are not subject to the income tax. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

PRC

Prior to January 1, 2008, pursuant to the PRC income tax laws, the Company’s subsidiaries and VIE are generally subject to Foreign Enterprise Income Taxes (“FEIT”) at a statutory rate of 33%. Some of these subsidiaries are located in the Shenzhen Special Economic Zone and under PRC income taxes laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company’s subsidiaries are under PRC income tax laws entitled to a two years tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year, after offsetting all unexpired tax losses carried forward from its first profit making year of operations (the “2-plus-3 Income Tax Holiday”).

NETS and BSTS were established in the Shenzhen Special Economic Zone. They are entitled to 2-plus-3 Income Tax Holiday.

On January 1, 2008, the new PRC income tax laws became effective. The new law applies an uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. That is, the subject tax rate will be 20%, 22%, 24% and 25% for calendar years 2009, 2010, 2011 and 2012, respectively for NETS and BSTS. In addition, under the new law, preferential tax treatment for key software enterprise tax benefit has been removed.

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

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

BJNZY is established subsequent to the promulgation of the new tax law and as such, they are subject to the uniform income tax rate of 25%.

CDSD was established in Chengdu High-Tech Economic Zone. They are recognized as key software companies and are entitled to exemption from FEIT for the 2-plus-3 Income Tax Holiday. However, CDSD is still required to make the FEIT payments, and subsequently apply for tax refund pursuant to the Key Software Enterprise Tax Benefit after the 2-plus-3 Income Tax Holiday expired. CDSD was exempted from FEIT for calendar year ended December 31, 2008 as 2008 was the first profit making year.

The Company’s other subsidiaries in the PRC have minimal operations, and the Group had minimal operations in jurisdictions other than the PRC.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The new tax law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the new tax law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this new tax law to taxpayers. It is more-likely-than-not that the Company may be considered as a PRC tax resident. However, the Company was at a loss position as of the reporting periods. Therefore, the Company did not expect material PRC income tax exposure even it was characterized as a PRC tax resident.

For other legal entities organized outside of the PRC, the Company does not believe that they should be treated as residents for the new tax law’s purposes. If any of these entities were characterized as a PRC tax resident, the impact would adversely affect the Company’s operation.

Aggregate undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company of approximately RMB220,023,277 (approximately US$32,444,633) at June 30, 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of the Company’s financial interest in VIE affiliates and domestic subsidiaries. The Company believes that it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE in a tax free manner.

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

The following table sets forth current income tax expenses of the Company’s PRC subsidiaries, which were included in the consolidated statements for the periods presented:

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Current tax	—	164,400	5,981,945	925,496
Deferred tax	—	—	237,513	36,747

	—	164,400	6,219,458	962,243

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations were as follows:

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Income (loss) before income taxes	11,533,036	(10,698,770)	(19,258,073)	(2,979,511)

Tax at the domestic income tax rate of 25%	2,883,259	(2,674,693)	(4,814,518)	(744,878)
Tax effect of income that are not taxable:
Allowance for research and development	—	(206,432)	(156)	(24)
Other non-taxable income	—	—	(6,115)	(946)
Tax effect of expenses that are not deductible:
Other non-deductible expenses	—	5,111	2,042,464	316,000
Effect of tax holidays and tax concessions:
Preferential tax treatment	—	(2,864,990)	—	—
2-plus-3 Income Tax Holiday	—	—	(1,756,754)	(271,796)
Change in valuation allowance	(6,920,730)	3,965,647	5,119,999	792,140
Effect of changes in enacted tax law and rates	—	—	(73,969)	(11,444)
Effect of loss of the Company and subsidiaries not subject to tax in other jurisdictions	4,037,471	1,966,423	5,051,879	781,601
Others	—	(26,666)	656,628	101,590

	—	164,400	6,219,458	962,243

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
The aggregate effect	—	2,864,990	1,756,754	271,796
Per share effect – basic	—	0.07	0.05	0.01
Per share effect – diluted	—	0.07	0.05	0.01

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decrease to its liabilities for unrecognized tax benefit within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The tax positions for the years 2006 to 2011 may be subject to examination by the PRC tax authorities.

Significant components of deferred tax assets:

	Years ended June 30,
	2010	2011	2011
	RMB	RMB	US$
Tax loss carried forwards	38,993,011	24,721,823	3,824,836
Future deductible expenditure	6,947,159	8,243,306	1,275,363
Allowance for excess and obsolete inventories	9,203,597	—	—
Allowance for doubtful debts	4,906,999	3,694,485	571,592

Total deferred tax assets	60,050,766	36,659,614	5,671,791
Less: valuation allowance	(57,861,224)	(36,659,614)	(5,671,791)

Total net deferred tax assets	2,189,542	—	—

Movement of valuation allowances:

	As of June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
At the beginning of year	31,745,517	38,549,999	57,861,224	8,951,996
Current year addition	6,804,482	19,311,225	12,495,012	1,933,165
Disposal of ELP business	—	—	(33,696,622)	(5,213,370)

At the end of year	38,549,999	57,861,224	36,659,614	5,671,791

Valuation allowances have been provided on the deferred tax assets because the Company believes that it is not more likely than not that the assets will be utilized. As of June 30, 2010 and 2011, valuation allowances were provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determines that the utilization of those net operating loss carry forward not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB52,005,652, RMB 55,339,193 and RMB21,753,698 (US$3,365,322), incurred in the years ended June 30, 2009, 2010 and 2011 respectively, will expire in the years ended June 30, 2013, 2014 and 2015, respectively.

NOAH EDUCATION HOLDINGS LTD.

19.	Net income (loss) per share

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	As of June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Weighted average ordinary shares outstanding used in computing basic income per share	36,446,790	38,327,047	36,856,451	36,856,451
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	622,702	874,342	235,021	235,021

Shares used in calculating diluted income per share	37,069,492	39,201,389	37,091,472	37,091,472

Income (loss) per share:

From continuing and discontinued operations
Basic	2.66	0.15	(11.16)	(1.73)
Diluted	2.66	0.15	(11.16)	(1.73)

From continuing operations
Basic	0.32	(0.28)	(0.78)	(0.12)
Diluted	0.31	(0.28)	(0.78)	(0.12)

From discontinued operation
Basic	2.34	0.43	(10.38)	(1.61)
Diluted	2.31	0.42	(10.38)	(1.61)

The Company had securities which could potentially dilute basic income per share in the future, but which were excluded from the computation of diluted net income per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	As of June 30,
	2009	2010	2011
Share options	1,903,017	889,597	1,502,621

NOAH EDUCATION HOLDINGS LTD.

20.	Related party balances and transactions

The balances and transactions with these related parties for the years ended June 30, 2009, 2010 and 2011 are as follows:

Name of related party	Relationship with the Group
Xu Dong	Chairman, director and shareholder
Tang Ben Guo	Director and shareholder
Ouyang Ming	Vice President, Content Development
Xiao Xian Quan	Director, Chief Operating Officer and
Vice Presidents, Sales
First Win Technologies Ltd.	Company controlled by Tang Ben Guo

(1)	Balances with its related parties

		As of June 30,
	Name of related party	2010	2011	2011
		RMB	RMB	US$
Related party receivables	First Win Technologies Ltd.	—	47,532,200	7,353,941
	Xu Dong	47,980	—	—
	Tang Ben Guo	5,000	—	—
	Ouyang Ming	115,446	—	—
	Xiao Xian Quan	268,777	—	—

		437,203	47,532,200	7,353,941

The amounts are unsecured, interest free and are repayable on demand. The balance as at June 30, 2011 represents third instalment of consideration receivable from First Win Technologies Ltd. for disposal of ELP business as disclosed in note 11. The balance is expected to be settled by December 31, 2011.

(2)	Other than the disposal of ELP business to First Win Technologies Ltd. at consideration of RMB87,532,000 (US$13,542,508) during the year, as disclosed in note 11 to the consolidated financial statements, there is no significant related party transaction for the years ended June 30, 2009, 2010 and 2011.

NOAH EDUCATION HOLDINGS LTD.

21.	Commitments and contingencies

Commitments

As of June 30, 2011, the Company had commitments under non-cancelable operating leases for office facilities, contracts for marketing expenses and acquisition agreement for Yuanbo Education Group. Future payments at June 30, 2011, by year end are as follows:

	Operating leases for office facilities	Additions to leasehold improvements	Acquisition of Yuanbo Education	Total	Total
	RMB	RMB	RMB	RMB	US$
2012	3,804,907	838,087	29,590,000	34,232,994	5,296,356
2013	3,208,013	—	7,500,000	10,708,013	1,656,690
2014	2,843,455	—	7,500,000	10,343,455	1,600,287
2015	2,715,690	—	—	2,715,690	420,158
2016	2,684,001	—	—	2,684,001	415,255
Thereafter	25,660,771	—	—	25,660,771	3,970,105

	40,916,837	838,087	44,590,000	86,344,924	13,358,851

The Group incurred rental expenses under operating leases of RMB7,427,482, RMB7,152,204 and RMB7,949,877 (US$1,229,965) for the years ended June 30, 2009, 2010 and 2011, respectively.

Significant legal proceedings

In October 2008, a securities class action lawsuit, entitled Seidel v. Noah Education Holdings Ltd. et al. was filed in the United States District Court for the Southern District of New York against the Company in connection with the Company’s October 2007 initial public offering. The plaintiffs in this case allege that the registration statement of the Company’s October 2007 initial public offering purported to warn about the potential impact of increases in component costs, but failed to disclose that the Group was then experiencing increased raw material costs. The plaintiffs allege federal securities law violations and seek unspecified damage. In November 2008, two additional securities class action lawsuits, entitled Schapiro v. Noah Education Holdings Ltd. et al. and Sebik v. Noah Education Holdings Ltd. et al. were filed in the United States District Court for the Southern District of New York against the Company with substantially the same allegation. The court has consolidated these complaints into a single action and the consolidated complaint added a new allegation, claiming the registration statement of the Company’s October 2007 initial public offering failed to disclose that one model of the DLD devices did not include a recycling warning sticker required under the PRC laws (the “2008 Legal Case”). On September 9, 2010, the Company signed a memorandum of understanding, agreeing to settle the 2008 Legal Case for $1.75 million which will be fully covered by the Company’s insurance policy. In exchange, the plaintiffs have agreed to dismiss the 2008 Legal Case and drop their appeal of the court’s ruling in Company’s favor. As of the date of this annual report, the case has been fully settled.

NOAH EDUCATION HOLDINGS LTD.

21.	Commitments and contingencies - continued

Significant legal proceedings- continued

In October 2005 and December 2006, Beijing Ren’ai Education Institution (“Beijing Ren’ai”) commenced two separate proceedings at the Beijing First Intermediate People’s Court against INES for alleged infringement of Beijing Ren’ai’s copyright in its textbooks and recorded pronunciations of English words used by INES on its website. Beijing Ren’ai withdrew its first claim in December 2006 and its second claim in February 2007. In July 2007, Beijing Ren’ai commenced two new legal proceedings at the Beijing Haidian District People’s Court and the Anhui Province Hefei City Intermediate People’s Court against INES on substantially the same grounds and claimed RMB500,000 as compensation. The judgments of the legal proceedings were delivered in May 2008 and July 2008, and INES was ordered to settle compensation of approximately RMB165,000 and RMB63,000 to Beijing Ren’ai. In September 2008, INES appealed the judgment of Anhui Province Hefei City Intermediate People’s Court to Anhui Province Higher People’s Court. In June 2009, the appellate court issued the final judgment ordering INES to pay settlement compensation of approximately RMB62,000 to Beijing Ren’ai, which has been fully settled during fiscal year 2010. In January 2009, INES appealed the judgment of Beijing Haidian District People’s Court to the appellate court, Beijing First Intermediate People’s Court and the second instance started in July 2009. In December 2009, the case was settled by compensation of approximately RMB452,360 paid to Beijing Ren’ai in January 2010. In August 2009, Beijing Ren’ai commenced a new legal proceeding at the Beijing Haidian District People’s Court against INES on substantially the same grounds and claimed RMB 1,000,000 as compensation. The judgment of the legal proceeding was delivered in March 2010 and INES was ordered to settle compensation of approximately RMB100,000. Upon receiving this judgment, in the same month, INES appealed the judgment of Beijing Haidian District People’s Court to the appellate court, Beijing First Intermediate People’s Court and the case remains pending as of the date of this report. Accruals of RMB100,000 has been made as of June 30, 2010 regarding this case.

In November 2008 and January 2009, Shenzhen Wanhong Technology Development Co. , Ltd. , (“Shenzhen Wanhong”) commenced two separate legal proceedings at the Shenzhen Intermediate People’s Court and Jinan Intermediate People’s Court against INES and NNTS for alleged infringement of Shenzhen Wanhong’s patent right. In March 2009, judgment from the Shenzhen Intermediate People’s Court was delivered. INES and NNTS was order to settle compensation of approximately RMB514,000. INES and NNTS appealed to Guangdong Province Higher People’s Court and final judgment was issued in September 2009 dismissing all the claims of Shenzhen Wanhong. In October 2009, Shenzhen Wanhong submitted the petition for retrial to Guangdong Province Higher People’s Court to reconsider the final judgment issued in September 2009. In January 2010, the request for reconsideration was approved and the judgment by Guangdong Province Higher People’s Court was subject to be reexamined. In relation to the case filed at Jinan Intermediate People’s Court and Guangdong Province Higher People’s Court, INES and NNTS requested the Patent Reexamination Board of the State Intellectual Property Office to reexamine Shenzhen Wanhong’s patent and declare it invalid. As a result of the reexamination, the Patent Reexamination Board invalidated Shenzhen Wanhong’s patent. Shenzhen Wanghong consequently filed an administrative action against the Patent Reexamination Board at Beijing First Intermediate People’s Court. In January 2010, the judgment of the administrative action was delivered and the Shenzhen Wanhong’s patent remained invalid. In March 2010, Shenzhen Wanhong appealed the judgment of Beijing First Intermediate People’s Court to the appellate court, Beijing Higher People’s Court and the second instance commenced in July 2010. In February 2011, Shenzhen Wanhong abandoned the legal action against INES and NNTS.

In addition, in the past three years, other than the above cases, the ELP business have been subject to several intellectual property legal proceedings. After the disposal ELP business, the Group is currently not a party to any material legal or administrative proceedings as of June 30, 2011.

NOAH EDUCATION HOLDINGS LTD.

21.	Commitments and contingencies - continued

Other contingency

The Company has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to RMB8,248,213 and RMB2,399,976 (US$371,312) as of June 30, 2010 and 2011, respectively. However, accrual for the penalties that may be imposed by the relevant PRC government authorities has not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any penalty at all. Should the PRC government decide to assess penalty, the amount is estimated to be approximately RMB5,618,000, RMB3,318,000 (US$513,344) as of June 30, 2010 and 2011, respectively.

22.	Statutory reserves

The Group’s subsidiaries incorporated in the PRC are required to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”) to statutory surplus reserve and statutory public welfare fund whenever dividends are declared by these PRC subsidiaries.

The statutory surplus reserve can be used to increase the registered capital and eliminate future losses of the companies. It cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The Group’s subsidiaries are required to appropriate 10% of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further appropriation, will be at their directors’ recommendation. The statutory surplus reserve balance at June 30, 2010 and 2011, were RMB5,597,894 and RMB1,028,031 (US$159,095), respectively.

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

In addition to these reserves, the registered capital of the Company’s PRC subsidiaries are also restricted. The total amount of the restricted capital and reserves at June 30, 2010 and 2011 amounted to RMB931,984,994 and RMB369,398,788 (US$57,151,510), respectively.

NOAH EDUCATION HOLDINGS LTD.

23.	Segment information

Operating segments are defined as components of an enterprise that engage in business activities for which separate information is available and evaluated by the chief operating decision maker.

The Group operates and manages its business in two operating segments, LNS and Wentai. LNS segment mainly provides English language training services to children through its directly-owned training centers and franchised training centers based in Changsha. Wentai segment mainly focusing on providing early childhood, primary and secondary education services in the PRC.

The Group’s chief operating decision maker (“CODM”) has been identified as Chief Executive Officer and the senior management, including the President, Vice Presidents and Chief Finance Officer, who reviews operating result of respective operating segments separately to allocate resources and assess performance of the Group.

NOAH EDUCATION HOLDINGS LTD.

23.	Segment information - continued

	LNS			Wentai			Corporate			Consolidated
	For the year ended June 30,			For the year ended June 30,			For the year ended June 30,			For the year ended June 30,
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
Net revenue - external	—	39,897,671	41,590,668	—	—	51,884,191	4,707,511	—	—	4,707,511	39,897,671	93,474,859
Cost of revenue	—	(18,493,518)	(16,866,904)	—	—	(26,458,614)	(3,967,377)	—	—	(3,967,377)	(18,493,518)	(43,325,518)

Gross profits	—	21,404,153	24,723,764	—	—	25,425,577	740,134	—	—	740,134	21,404,153	50,149,341
Research and development expenditures	—	(1,878,735)	(2,150,968)	—	—	(61,225)	—	—	—	—	(1,878,753)	(2,212,193)
Sales and marketing expenses	—	(3,390,773)	(3,451,038)	—	—	(528,871)	—	—	—	—	(3,390,773)	(3,979,909)
General and administrative expenses	—	(7,221,763)	(10,119,934)	—	—	(18,172,879)	(21,734,647)	(34,948,576)	(37,175,691)	(21,734,647)	(42,170,339)	(65,468,504)
Other operating expenses	—	(103,113)	(13,073)	—	—	(215,436)	(48,888)	(2,758,830)	(10,343,477)	(48,888)	(2,861,943)	(10,571,986)
Other operating income	—	44,995	685,825	—	—	3,905,205	—	233,600	921,142	—	278,595	5,512,172
Derivative (loss) gain	—	—	—	—	—	—	5,807,511	—	—	5,807,511	—	—
Impairment loss on available-for-sale investment	—	—	—	—	—	—	—	—	(4,409,508)	—	—	(4,409,508)
Interest income	—	30,445	45,069	—	—	147,064	5,307,899	9,103,707	1,688,014	5,307,899	9,134,152	1,880,147
Investment income	—	—	30,652	—	—	3,005,029	15,257,412	2,823,770	7,986,545	15,257,412	2,823,770	11,022,226
Other non-operating income (expense)	—	3,844	(5,938,653)	—	—	(599,054)	6,203,615	5,958,505	5,357,848	6,203,615	5,962,349	(1,179,859)
Income taxes (expenses) benefits	—	(164,400)	(1,519,494)	—	—	(4,699,964)	—	—	—	—	(164,400)	(6,219,458)

Net income (loss)	—	8,724,653	2,292,150	—	—	8,205,446	11,533,036	(19,587,824)	(35,975,127)	11,533,036	(10,863,189)	(25,477,531)

Acquisition of property, plant and equipment	—	(2,319,712)	(4,813,177)	—	—	(7,814,626)	(93,568,247)	(11,574,791)	(10,463,955)	(93,568,247)	(13,894,503)	(23,091,758)
Acquisition of intangible assets	—	(2,700,000)	—	—	—	—	—	(1,425,773)	(1,545,725)	—	(4,125,773)	(1,545,725)
Acquisition of available-for-sale investment	—	—	—	—	—	—	—	(20,480,700)	—	—	(20,480,700)	—
Acquisition of equity investment	—	—	—	—	—	—	(21,581,952)	(8,685,215)	(4,000,000)	(21,581,952)	(8,685,215)	(4,000,000)
Amortization of intangible assets	—	1,369,709	1,500,292	—	—	1,980,764	184,001	2,513,727	1,578,490	184,001	3,883,436	5,059,546
Depreciation of property, plant and equipment	—	1,218,480	1,599,769	—	—	4,415,819	1,736,297	6,728,078	8,260,826	1,736,297	7,946,558	14,276,414
Loss on disposal of property, plant and equipment	—	212,794	—	—	—	—	—	—	—	—	212,794	—
Impairment loss on intangible assets	—	—	—	—	—	—	—	—	942,678	—	—	942,678

Segment assets	—	80,584,593	88,820,441	—	—	178,855,208	937,911,185	731,268,850	619,836,322	937,911,185	811,853,443	887,511,971

Segment liabilities	—	19,872,084	22,871,555	—	—	31,421,494	38,133,192	39,345,869	19,076,371	38,133,192	59,217,953	73,369,420

There were no inter-segment sales for the year ended June 30, 2009, 2010 and 2011.

NOAH EDUCATION HOLDINGS LTD.

23.	Segment information - continued

Geographical disclosures: the Company mainly operates in the PRC and in 2009, 2010 and 2011, no single country other than the mainland China accounted for 10% or more of the Company’s consolidated net revenue. In addition, all the identifiable assets of the Company are located in the PRC.

Major customers: there are no single customers who contributed for 10% or more of the Company’s net revenue for the years ended June 30, 2009, 2010 and 2011.

Product groups: Included in the discontinued operation, the Company previously sold specialty handheld electronic learning devices, which included digital learning devices and e-dictionaries, that were similar in nature, had similar production process, had similar type of customers and utilized the same distribution method, as discrete financial information was not available for the Company’s operations of prepaid cards and software; they are considered to be service lines instead of segment.

Apart from electronic learning devices, the Company also provide education services, which include supplement English Training, kindergartens and primary and secondary schools. As discrete financial information was not available for the Company’s operations of these products groups, they are considered to be services lines instead of segment.

Revenue from these product groups are as follows:

	For the years ended June 30,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Discontinued operation
Electronic learning devices	664,745,790	640,390,206	204,712,282	31,672,048
Prepaid premium cards	175,284	—	—	—
Software	1,517,094	—	6,820,572	1,055,244

	666,438,168	640,390,206	211,532,854	32,727,292

Continuing operation
Supplemental English Training	4,707,511	36,068,515	33,134,682	5,126,430
Kindergartens	—	3,829,156	25,957,961	4,016,084
Primary and Secondary Schools	—	—	34,382,216	5,319,443

	4,707,511	39,897,671	93,474,859	14,461,957

	671,145,679	680,287,877	305,007,713	47,189,249

24.	Subsequent event

In April 13, 2011, the Group has signed a definitive agreement to acquire an 80% interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd., a company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94,866,000. The transaction was completed by July 31, 2011 (See note 10.3 for details).

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

NOAH EDUCATION HOLDINGS LIMITED

BALANCE SHEET

	As of June 30,
	2010	2011
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	73,290,584	67,509,322
Amounts due from subsidiaries	711,440,391	137,550,433
Amounts due from a related party	—	47,532,200
Trading investments	5,493,179	—
Prepaid expenses and other current assets	3,064,689	954,470

Total current assets	793,288,843	253,546,425
Investments in subsidiaries	423,396,394	519,377,169
Investments	29,875,954	12,943,200

Total assets	1,246,561,191	785,866,794

Liabilities and Shareholders’ Equity
Current Liabilities
Other payables and accruals	23,303,685	8,856,690
Deferred revenue	1,465,460	1,386,631

Total current liabilities	24,769,145	10,243,321

Non-current Liability
Deferred revenue	4,768,476	3,120,278

Total liabilities	29,537,621	13,363,599

Shareholders’ Equity
Ordinary shares, US$0.00005 par value; 1,000,000,000 shares authorized as of June 30, 2010 and 2011; 37,613,701 and 36,427,851 shares issued and outstanding as of June 30, 2010 and 2011 respectively	15,195	14,799
Additional paid-in capital	1,049,366,056	1,042,785,726
Accumulated other comprehensive loss	(88,951,624)	(119,328,924)
Accumulated income (losses)	256,593,943	(150,968,406)

Total shareholders’ equity	1,217,023,570	772,503,195

Total liabilities and shareholders’ equity	1,246,561,191	785,866,794

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF OPERATIONS

	Years ended June 30,
	2009	2010	2011
	RMB	RMB	RMB
General and administrative expenses	(14,638,999)	(15,757,634)	(16,074,443)
Other operating expenses	(14,596)	—	(9,225,574)
Other operating (loss) income	(3,883,766)	5,597,938	1,538,027

Operating (loss) income	(18,537,361)	(10,159,696)	(23,761,990)
Derivative gain	5,807,511	—	—
Other non-operating income	3,161,579	—	—
Investment (loss) income	(934,649)	1,135,078	(3,397,269)
Interest income	324,807	669	674
Loss on disposal of ELP business	—	—	(486,628,367)

Loss before income taxes	(10,178,113)	(9,023,949)	(513,786,952)
Provision for income taxes	—	—	—

Loss after tax	(10,178,113)	(9,023,949)	(513,786,952)
Share of net profits of subsidiaries, net of taxes	107,168,356	14,683,774	105,794,180

Net income (loss)	96,990,243	5,659,825	(407,992,772)

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

			Additional	Additional	Accumulated	Total
	Ordinary shares		paid-in	comprehensive	income	shareholders’	Comprehensive
	Share	Amount	capital	(Loss) Income	(losses)	equity	income
		RMB	RMB	RMB	RMB	RMB	RMB
As at July 1, 2008	38,063,201	15,349	1,169,618,982	(89,949,455)	205,248,312	1,284,933,188	59,746,842

Share repurchase	(2,585,138)	(883)	(62,461,110)	—	—	(62,461,993)
Exercise of share options	111,057	38	661,926	—	—	661,964
Net income	—	—	—	—	96,990,243	96,990,243	96,990,243
Share-based compensation	—	—	8,173,461	—	—	8,173,461
Cumulative translation adjustment	—	—	—	(3,682,983)	—	(3,682,983)	(3,682,983)
Dividend to ordinary shareholders	—	—	(86,215,226)	—	(51,304,437)	(137,519,663)

As at June 30, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217	93,307,260

Issue of shares	2,647,743	905	37,384,095	—	—	37,385,000
Share repurchase	(1,394,300)	(477)	(38,698,132)	—	—	(38,698,609)
Exercise of share options	771,138	263	10,506,239	—	—	10,506,502
Net income	—	—	—	—	5,659,825	5,659,825	5,659,825
Share-based compensation	—	—	10,395,821	—	—	10,395,821
Cumulative translation adjustment	—	—	—	(4,714,440)	—	(4,714,440)	(4,714,440)
Unrealized gain on available-for-saleinvestment	—	—	—	9,395,254	—	9,395,254	9,395,254

As at June 30, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	1,217,023,570	10,340,639

Issue of shares as employee compensation	150,000	49	2,429,120	—	—	2,429,169
Share repurchase	(1,375,478)	(458)	(18,404,391)	—	—	(18,404,849)
Exercise of share options	39,628	13	386,445	—	—	386,458
Net loss	—	—	—	—	(407,992,772)	(407,992,772)	(407,992,772)
Share-based compensation	—	—	9,008,496	—	—	9,008,496
Cumulative translation adjustment	—	—	—	(17,854,046)	—	(17,854,046)	(17,854,046)
Unrealized loss on available-for-sale investment	—	—	—	(12,523,254)	—	(12,523,254)	(12,523,254)
Acquisition of subsidiaries	—	—	—	—	430,423	430,423

As at June 30, 2011	36,427,851	14,799	1,042,785,726	(119,328,924)	(150,968,406)	772,503,195	(438,370,072)

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

STATEMENT OF CASH FLOWS

	Years ended June 30,
	2009	2010	2011
	RMB	RMB	RMB
Cash flows from operating activities:
Net income (loss)	96,990,243	5,659,825	(407,992,772)
Adjustments to reconcile net income to net cash used in operating activities:
Share of net profits of subsidiaries	(107,168,356)	(14,683,774)	(105,794,180)
Derivative gain	(5,807,511)	—	—
Loss (gain) on trading investments, net	1,428,850	(868,255)	(653,861)
Unrealised impairment loss on available-for-sale investment	—	—	4,409,508
Share based compensation	1,384,373	3,501,096	4,486,749
Unrealized exchange difference	263,282	(2,893,637)	2,073,020
Loss on disposal of ELP business	—	—	486,628,367
Changes in current assets and liabilities:
Trading investments	3,467,425	3,354,018	6,147,040
Prepaid expenses and other current assets	2,588,623	(2,640,603)	2,110,219
Other payables and accruals	488,686	(493,509)	(14,016,572)
Deferred revenue	(1,493,059)	(1,459,299)	(1,727,027)

Net cash used in operating activities	(7,857,444)	(10,524,138)	(24,329,509)

Cash flows from investing activities:
Deposit for investment	(18,581,952)	18,581,952	—
Amount paid for acquisition of LNS	—	(33,000,000)	—
Repayment from subsidiaries	275,001,695	76,831,395	(270,609)
Acquisition of investments	—	(20,480,700)	—
Disposal of subsidiaries	—	—	40,000,000

Net cash provided by investing activities	256,419,743	41,932,647	39,729,391

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	49
Proceeds from exercise of share options	661,964	10,506,502	386,458
Shares repurchase	(62,461,993)	(38,698,609)	(18,404,849)
Dividend paid to ordinary and preference shareholders	(137,519,663)	—	—

Net cash used in financing activities	(199,319,692)	(28,192,107)	(18,018,342)

Effect of exchange rate changes on cash and cash equivalents	(85,011)	(520,813)	(3,162,802)
Net increase (decrease) in cash and cash equivalents	49,242,607	3,216,402	(2,618,460)
Cash and cash equivalents at the beginning of year	21,437,399	70,594,995	73,290,584

Cash and cash equivalents at the end of year	70,594,995	73,290,584	67,509,322

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED

NOTE TO SCHEDULE 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2011 and 2010, RMB369,398,788 (US$57,151,510) and RMB931,984,994 of the restricted capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2009, 2010 and 2011.