Form 20-F
period 2012-06-30
NOAH EDUCATION HOLDINGS LTD.
filed 2012-10-31
CIK 1411825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 37,631,782 ordinary shares, par value US$0.00005 per share, as of June 30, 2012.

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

TABLE OF CONTENTS

INTRODUCTION	1
FORWARD-LOOKING STATEMENTS	1

PART I	3

PART II	78

PART III	81

Item 17.	Financial Statements	81
Item 18.	Financial Statements	81
Item 19.	Exhibits	81

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	Noah,” “we,” “us,” “our company,” and “our,” refer to Noah Education Holdings Ltd., its predecessor and its subsidiaries and affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“U.S. GAAP” refers to general accepted accounting principles in the United States;

•	“fiscal 2010,” “fiscal 2011” and “fiscal 2012” refers to our fiscal years ended June 30, 2010, 2011 and 2012, respectively;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.     Key Information

A.            Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended June 30, 2010, 2011 and 2012 and balance sheet data as of June 30, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal year ended June 30, 2009 and the balance sheet data as of June 30, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate expected future results.

We derived most of our revenues from our electronic learning product, or ELP, business in the fiscal year ended June 30, 2008. Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011. The comparative figures for the fiscal years ended June 30, 2009 and 2010 were retrospectively reclassified to discontinued operation. Financial information for the fiscal year ended June 30, 2008 is not included in this annual report as such information cannot be recast and provided without unreasonable effort or expense.

	Year Ended June 30,
	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Continuing operations
Net revenue	4,707	39,898	93,475	163,022	25,660
Cost of revenue(1)	(3,967)	(18,494)	(43,326)	(86,377)	(13,596)
Gross profit	740	21,404	50,149	76,645	12,064
Research and development expenses(1)	—	(1,879)	(2,212)	(3,103)	(488)
Selling and marketing expenses(1)	—	(3,391)	(3,979)	(6,097)	(960)
General and administrative expenses(1)	(21,735)	(42,170)	(65,469)	(86,725)	(13,651)
Other operating expenses	(48)	(2,862)	(10,572)	(2,059)	(324)
Impairment loss on goodwill	—	—	—	(57,394)	(9,034)
Other operating income	—	279	5,512	17,447	2,746
Operating loss	(21,043)	(28,619)	(26,571)	(61,286)	(9,647)
Derivative gain	5,807	—	—	—	—
Impairment loss on investment	—	—	(4,409)	(809)	(127)
Interest income	5,308	9,134	1,880	1,402	221
Investment income	15,257	2,824	11,022	18,683	2,941
Other non-operating income (expenses)	6,204	5,962	(1,180)	4,762	749
Profit /(loss) before income tax	11,533	(10,699)	(19,258)	(37,248)	(5,863)
Income tax expenses	—	(164)	(6,220)	(10,431)	(1,642)
Net income (loss) from continuing operations	11,533	(10,863)	(25,478)	(47,679)	(7,505)
Net income (loss) from discontinued operations	85,457	16,523	(382,515)	—	—
Net income (loss)	96,990	5,660	(407,993)	(47,679)	(7,505)
Less: net income attributable to non-controlling interests	—	—	(3,344)	(5,879)	(925)
Net income (loss) attributable to shareholders of Noah Education Holdings Ltd.	96,990	5,660	(411,337)	(53,558)	(8,430)
Net income (loss) per share(2)
From continuing and discontinued operations
Basic	2.66	0.15	(11.16)	(1.47)	(0.23)
Diluted	2.66	0.15	(11.16)	(1.47)	(0.23)
From continuing operations
Basic	0.32	(0.28)	(0.78)	(1.47)	(0.23)
Diluted	0.31	(0.28)	(0.78)	(1.47)	(0.23)
From discontinued operations
Basic	2.34	0.43	(10.38)	—	—
Diluted	2.31	0.42	(10.38)	—	—
Weighted average ordinary shares outstanding
Basic	36,447	38,327	36,856	36,519	36,519
Diluted	37,069	39,201	37,091	36,588	36,588

	As of June 30,
	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	493,911	506,728	405,875	501,773	78,982
Total assets	1,327,019	1,376,166	887,512	876,988	138,043
Total current liabilities	(133,697)	(149,799)	(63,453)	(79,732)	(12,550)
Ordinary Shares	15	15	15	15	2
Additional paid-in capital	1,029,778	1,049,366	1,042,786	1,046,863	164,783
Accumulated other comprehensive loss	(93,632)	(88,951)	(119,329)	(124,039)	(19,525)
Accumulated income (loss)	250,934	256,594	(154,313)	(207,871)	(32,720)
Total shareholders’ equity of Noah Education Holdings Ltd.	1,187,094	1,217,024	769,159	714,968	112,540

(1)	Share-based compensation expenses are included in our cost of revenue and operating expenses as follows:

	Year Ended June 30,
	2009	2010	2011	2012
	RMB	RMB	RMB	(RMB)	(US$)
	(in thousands)
Share-based compensation included in:
Cost of revenue	240	296	297	—	—
Research and development expenses	3,198	2,645	2,421	—	—
Sales and marketing expenses	2,453	1,980	1,793	—	—
General and administrative expenses	2,282	5,475	6,927	2,760	434

(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.3530 to US$1.00, the noon buying rate in effect as of June 30, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 19, 2012, the noon buying rate was RMB6.2533 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are no necessarily the exchange rates that we used in this annual report or will use in the preparation of our future periodic reports or any other information to be provided to you. The source of these rates is Federal Reserve Statistical Release.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High
Fiscal Year ended June 30, 2008	6.8591	7.7219	7.6181	6.8591
Fiscal Year ended June 30, 2009	6.8302	6.8271	6.8842	6.7800
Fiscal Year ended June 30, 2010	6.7815	6.8273	6.8358	6.7815
Fiscal Year ended June 30, 2011	6.4635	6.6271	6.8102	6.4628
Fiscal Year ended June 30, 2012	6.3530	6.3540	6.2790	6.4720
2012
April	6.2790	6.3043	6.3150	6.2790
May	6.3684	6.3242	6.3684	6.3052
June	6.3530	6.3633	6.3703	6.3530
July	6.3610	6.3717	6.3879	6.3487
August	6.3484	6.3593	6.3484	6.3738
September	6.2848	6.3200	6.2848	6.3489
October (through October 19)	6.2533	6.2732	6.2501	6.2877

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.             Capitalization and Indebtedness

Not Applicable.

C.             Reasons for the Offer and Use of Proceeds

Not Applicable.

D.             Risk Factors

Risks Related to Our Business and Our Industry

Our business is difficult to evaluate because we have limited experience operating as a full-service provider of educational services.

Historically, our core businesses have been developing and marketing interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum. We started providing English language training services for children in 2009 after we had acquired 100% of the equity interest in the Little New Star Education Group. In 2010, we launched early childhood, primary and secondary education services after we had completed the acquisition of 70% of the equity interest in Wentai Education. In 2012, we further expanded our kindergarten network by acquiring an 80% equity interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd., or Yuanbo Education, a PRC company focusing on early childhood education services in the Yangtze Delta region. Although our kindergartens, primary and secondary schools as well as English language training centers have proven to be profitable, we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in the private education service industry. Consequently, we have a limited operating history on which you may base your evaluation of our business and prospects as a full-service provider of educational services.

Our business depends on strong brands, and if we are not able to maintain and enhance our brand awareness, our business, financial condition and results of operations may be harmed.

Our brands are integral to our sales and marketing efforts and we believe that market awareness of our “Noah,” “Little New Star”, “Wentai” and “Qingan” brands have contributed significantly to the success of our business. Maintaining and enhancing these brands are critical to our ability to maintain a competitive advantage. If the value of our brands or image is diminished or if our brands do not continue to be attractive to parents, students and educators, our business, financial condition and results of operations may be materially and adversely affected. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by maintaining quality of service across our operations, as well as our ability to respond to competitive pressures. If we are unable to do so, our sales and growth may decline, which could in turn adversely affect our results of operations. We have incurred significant brand promotion expenses to date, but we cannot guarantee that our marketing efforts will be successful in further promoting our brands to remain competitive. Our business may also be adversely affected if our public image or reputation are diminished, whether due to unsatisfactory services or otherwise.

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

Failure to execute our growth strategies of education services may have a material adverse effect on our business and prospects.

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

We have experienced substantial growth since we commenced our operation in education services. This growth has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In July 2010, we acquired a 70% equity interest in Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. In July 2011, we acquired an 80% equity interest in Yuanbo Education, a PRC company focusing on early childhood education services in the Yangtze Delta region. In August 2012, Yuanbo Education entered into a series of agreements to acquire a 100% equity interest in four kindergartens and one early childhood learning center from Dai Dai Kang Enterprise Management Co., Ltd., or DDK Consulting. In addition, in August 2012, Yuanbo Education also entered into a series of agreements to acquire a 100% equity interest in Hangzhou Xiaoxiao Kids Art and Education Consulting Co., Ltd., or Xiaoxiao Consulting, a PRC company which operates six kindergartens and one children’s arts and music training center in Zhejiang province. The two transactions are expected to close by November 2012, subject to regulatory approvals and other customary closing conditions. We may continue to expand our operations through acquisitions of additional businesses, products or technologies. However, we may not be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Furthermore, acquisitions may involve a number of additional risks, including the diversion of management’s attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. In addition, acquired businesses, products or technologies, if any, may not achieve anticipated revenues and profitability. Acquisitions could also result in potentially dilutive issuances of equity securities. Our failure to manage our expansion, through internal growth or acquisitions, could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman, chief strategy officer and acting chief executive officer, Mr. Dong Xu. Although we entered into employment agreements with our executive officers and these employment agreements are automatically extended for successive one-year terms upon expiration of the initial three-year term, these agreements are not guarantees that we can retain the services of these executives during the contracted term. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose key professionals and staff members. Each of employment agreements that our executive officers entered into with us contains non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

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

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2012. Our independent registered public accounting firm does not audit and report on the effectiveness of our internal control over financial reporting as we are a non-accelerated filer. See “Item 15. Control and Procedures.” However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our teachers are critical to maintaining the quality of our programs and services and maintaining our brand and reputation, as they interact with our students on a daily basis. We must continue to attract qualified teachers who have a strong command of our subject areas and meet our specifications. We also seek to hire teachers who are capable of delivering innovative and inspirational instruction. There are a limited number of teachers in China with the necessary experience to teach our courses and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process. We must also provide continuous training to our teachers so that they can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across our training centers, kindergartens and schools in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instructors, whether actual or perceived in one or more of our markets, may have a material and adverse effect on our business.

We may not be able to renew leases or control rent increases at our existing training center, kindergarten or school locations or to obtain leases at premium locations for new training centers, kindergartens and schools at reasonable prices.

Most of our training centers, kindergartens and schools are located on leased premises. At the end of a lease term, we may be required to relocate. If we are able to negotiate a new lease at the existing location or an extension of the existing lease, the rent may increase significantly and our business operations and profitability may be adversely affected. Some leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value. We compete with numerous other English training services and education services providers for sites in the highly competitive market for retail real estate. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business.

A liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

We could be held liable for accidents that occur at our training centers, kindergartens, schools and other facilities. In the event of personal injuries or other accidents suffered by students or others, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. Although we have purchased liability insurance for all our kindergartens and primary and secondary schools, we currently do not have any liability insurance for our training centers or any business disruption insurance for our business. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management. In addition, any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption of our business against which we are not insured.

If we are required to impair our goodwill or other amortizable intangible assets, our financial condition and results of operations would be adversely affected.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. We typically performs our annual goodwill impairment test at year-end. During the fourth quarter of fiscal 2012, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than its net book value, we concluded that impairment triggering events existed and performed a goodwill impairment analysis. We determined the fair values of Little New Star Education and Wentai Education were less than the carrying value and recognized an impairment charge of RMB57.4 million (US$9.0 million) for the year ended June 30, 2012. We could record impairments in the future if there are changes in the long-term fundamentals of our business, in general market conditions or in the regulatory landscape that could prevent us from recovering the carrying value of our goodwill or other amortizable intangible assets. The economic conditions affecting the PRC economy, and how that may impact the fundamentals of our business, may have a negative impact on the fair values of the assets in our reporting units.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our online business and primary and secondary education services do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The PRC government extensively regulates the Internet and compulsory education industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies doing business in these industries. We are a Cayman Islands corporation and a foreign legal person under the PRC laws. As a result of the foreign ownership restriction in the PRC Internet industry, we conduct part of our business through the www.littlestar.com.cn website through contractual arrangements with a Chinese entity called Changsha Leisen Education Software Co., Ltd, or Leisen Education. Leisen Education is our consolidated affiliated entity directly owned by our founder. We have been and expect to continue to be dependent on Leisen Education to operate our online business. In addition, the PRC laws currently do not permit PRC-foreign cooperative schools to engage in compulsory education. Accordingly, Wentai Education, our wholly owned subsidiary in China, is currently ineligible to directly operate or manage primary and secondary schools which are in compulsory education system. We depend on our consolidated affiliated entity, Shenzhen Wentai Investment Co. Ltd., or Wentai Investment, to operate primary and secondary education services in China.

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

We rely on contractual arrangements with Leisen Education, Wentai Investment and their shareholders to operate our online business and primary and secondary education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Leisen Education and Its Shareholder,” “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Wentai Investment and Its Shareholders,” “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Leisen Education and Its Shareholder” and “Item 7. Major Shareholders and Related Party Translations — B. Related Party Transactions—Contractual Arrangements with Wentai Investment and Its Shareholders.” These contractual arrangements may not be as effective in providing us with control over Leisen Education or Wentai Investment as direct ownership. If we had direct ownership of Leisen Education or Wentai Investment, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Leisen Education or Wentai Investment, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Leisen Education, Wentai Investment or any of their shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of Leisen Education or Wentai Investment were to refuse to transfer their equity interest in Leisen Education or Wentai Investment to us or our designee when we exercise the option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with Leisen Education, Wentai Investment and/or their shareholders.

Many of these contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, our ability to conduct our business may be negatively affected or we may not be able to conduct the business of our online operations or primary and secondary education services at all.

Mr. Dong Xu may have potential conflicts of interest with us, which may adversely affect our business.

The sole shareholder of Leisen Education and the 70% shareholder of Wentai Investment, Mr. Dong Xu, is a beneficial owner and the chairman of the board of our company. Conflicts of interests between his duties to our company and his ownership interests in Leisen Education and Wentai Investment may arise. We cannot assure you that when conflicts of interest arise, Mr. Dong Xu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Dong Xu may breach or cause Leisen Education or Wentai Investment to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Leisen Education and Wentai Investment, and receive economic benefits from them. Other than relying on the duties of loyalty owed to us by Mr. Dong Xu, who is also our chairman, chief strategy officer and acting chief executive officer, and the irrevocable power of attorney executed to appoint the individual designated by us to be his respective attorney-in-fact, we currently do not have any measures or policies to address these potential conflicts of interest. In the event of any such conflict of interest, we would have to rely on legal remedies under the PRC laws. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. If we cannot resolve any conflicts of interest or disputes between us and Mr. Dong Xu, we would have to rely on the uncertainty of legal proceedings, which could result in disruption of our business.

Our ability to operate private schools may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of June 30, 2012, all of our schools elected as schools that require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

Our schools are registered as schools that require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (1) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (2) specify the formula for calculating “reasonable returns,” (3) change the preferential tax treatment policies applicable to private schools, or (4) restrict a private school’s ability to make payments to related parties for services. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our schools’ operations could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional limitations on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our affiliated schools may be limited or we may have to reorganize our group structure.

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. To implement the outline, the Ministry of Education promulgated the Implementation Opinions of Ministry of Education on Encouraging and Guiding the Entry of Private Capitals in the Fields of Education and Promoting the Healthy Development of Private Education on June 18, 2012. According to the opinion, not-for-profit private education entities are subject to the same policy as public schools. Although the opinion requires the education administrative departments actively cooperate with and harmonize the relevant departments to formulate the preferential tax policies for for-profit private education entities, it is not clear whether for-profit private education entities will be subject to income tax. However, this outline is still new and further law or regulation may be promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with Leisen Education and Wentai Investment and their schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

Contractual arrangements we have entered into among our subsidiaries and Leisen Education or Wentai Investment may be subject to scrutiny by the PRC tax authorities, and a finding that we, Leisen Education or Wentai Investment owes additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under the PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements, including contracts for the transfer of certain assets, among our wholly owned subsidiaries in China and Leisen Education or Wentai Investment do not represent an arm’s-length price and adjust Leisen Education’s or Wentai Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Leisen Education or Wentai Investment, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. The use of chops must be approved by the relevant departments or subsidiaries. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

We currently operate English training centers through a wholly foreign owned enterprise, Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital, which we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. We also operate kindergartens through Animation Digital, Wentai Education, Wentai Investment and Yuanbo Education and operate primary and secondary schools through Wentai Investment. The PRC laws currently do not permit Chinese-foreign cooperative schools to engage in compulsory education. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our English training centers, kindergartens and primary and secondary schools are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by PRC-registered domestic entities. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of our English training centers, kindergartens and primary and secondary schools until we obtain the necessary permits, which may not be forthcoming. If we must cease operating training centers, kindergartens and schools, we will not be able to execute our strategy to become China’s leading brand in supplemental education services, and our growth may suffer as a result.

If our franchisees fail to operate their training centers successfully, our results of operations may be materially and adversely affected.

As of the date of this annual report, we provide supplemental English training services to children through 13 directly-owned training centers in Changsha and Datong and over 500 franchised training centers across China. We are dependent on franchisees to open new training centers as part of our growth strategy. Franchisees may not have access to the financial resources they need in order to open new training centers due to the unavailability of credit or other factors beyond their control. Any significant inability on the part of franchisees to obtain necessary financing on acceptable terms, or at all, could slow our planned growth.

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

Our franchise agreements typically have a three-year term, and our franchisees may not be willing or able to renew their franchise agreements with us. For example, franchisees may decide not to renew due to low student enrollments, high real estate costs, or may be unable to renew due to the failure to secure lease renewals. In order for a franchisee to renew its franchise agreement with us, it typically must pay a franchise renewal fee, and, in many cases, renew its property lease with its landlord. If a substantial number of our franchisees cannot or will not renew their franchise agreements with us, our results of operations and financial condition would suffer.

The audit report included in this annual report is prepared by auditors that are not inspected by the United States Public Company Accounting Oversight Board, or the PCAOB, and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual reports is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Due to the fact that we have substantial operations within PRC, the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities. As a result, our auditors are not currently inspected fully by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, which makes it more difficult for investors to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections, which may cause them to lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates the PRC laws, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. Although none of our websites has been closed, failure to comply with such requirements has resulted in the closure of other companies’ websites in the past. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by the PRC laws. Our subsidiaries are generally subject to laws applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have bilateral treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. In addition, you may find it difficult to bring an original action in the Cayman Islands or China to enforce liabilities based upon the U.S. federal securities laws against us, our senior management or any non-U.S. expert named in this annual report.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange. The SAFE promulgated Implementation Rules for those measures on January 5, 2007 and the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals Participation in Equity Incentive Plans of Overseas Listed Companies on February 15, 2012. According to these new foreign exchange regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners or have been granted share options may be subject to these rules. The failure of our PRC individual beneficiary owners and holders of share options to complete their SAFE registrations according to the requirements of local counterparts of the SAFE or the new foreign exchange rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially and adversely affect our business.

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

Furthermore, under the PRC enterprise income tax law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that the Company is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. According to the relevant treaties between China and Hong Kong, 5% withholding tax is applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

If we were deemed a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income and our non-PRC shareholders could be subject to certain PRC taxes.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and will be subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementing rules of the PRC enterprise income tax law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the PRC enterprise income tax law at the rate of 25% and, to the extent, we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, if we were to be considered a “resident enterprise,” the dividends we pay to our non-PRC enterprise shareholders would be subject to withholding tax and our non-PRC enterprise shareholders would be subject to a 10% income tax on any gains they would realize from the transfer of their shares, if such income were sourced from within the PRC. According to our PRC counsel, as of the date of this annual report, no final interpretations on the implementation of the “resident enterprise” designation with respect to an enterprise established outside China and ultimately controlled by PRC individuals are available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, after consulting our PRC counsel, we cannot determine the likelihood of our being designated a “resident enterprise” as of the date of this annual report.

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

Our subsidiaries and affiliated entities in China enjoy tax exemptions, tax concessions and reduced income tax rates. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Our Results of Operations — Other Income Statement Items and Net Income — Provision for Income Taxes” for a description of the tax benefits that apply to us. The PRC enterprise income tax law that became effective on January 1, 2008 applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Companies are required to transition to the new enterprise income tax rate during a five-year transition period. Any enterprise that was granted certain concessions will continue to enjoy such tax concessions until expiration of the tax preferences under the old income tax law, regulations and other relevant provisions. Our Chinese subsidiaries currently also enjoy government subsidies in the form of value added tax refunds for the promotion of development in the software industry. Any expiration or changes in PRC tax benefits or incentives would reduce our after-tax profitability and materially and adversely affect our operating results.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following five years. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China, which are denominated in RMB. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB as the RMB is our reporting currency.

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

To comply with the PRC laws relating to foreign ownership restrictions, we currently conduct our online operations and primary and secondary education services business in China through contractual arrangements with Leisen Education, Wentai Investment and their shareholders. As part of these arrangements, each of Leisen Education and Wentai Investment holds some of the assets that are important to the operation of our business. If Leisen Education or Wentai Investment goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Leisen Education or Wentai Investment undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

Risks Related to Our ADSs

We believe we were a passive foreign investment company, or PFIC, for our taxable year ended June 30, 2012, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2012. In addition, it is also possible one or more of our subsidiaries were also PFICs for such years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ADSs and ordinary shares. In addition, a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each taxable year). Furthermore, we believe there is a significant risk we will be a PFIC for our current taxable year ending June 30, 2013 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. Because we believe we were a PFIC for our taxable year ended June 30, 2012, certain adverse U.S. federal income tax consequences could apply to U.S. persons that own our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

As of August 31, 2012, our executive officers, directors, principal shareholders and their affiliated entities beneficially owned approximately 64.6% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of August 31, 2012, we had 37,618,182 ordinary shares outstanding (which include 1,048,316 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes), of which 14,826,996 ordinary shares were represented by 14,826,996 ADSs. In addition, options to purchase 936,216 ordinary shares of our company were outstanding as of June 30, 2012. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Ordinary shares not represented by ADSs are also available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Item 4.    Information on the Company

A.            History and Development of the Company

In 1999, our founders, Dong Xu, Xiaotong Wang and Benguo Tang, formed Shenzhen Noah Industrial Co., Ltd., or Noah Industrial, which focused on the design, production and distribution of translation devices. On April 8, 2004, our founders formed our company, Noah Education Holdings Ltd., in Cayman Islands to acquire the assets of Noah Industrial and to focus on the development, marketing and distribution of education content. At the same time, Baring Asia II Holdings (22) Limited and Alpha Century Assets Limited invested a total of US$16 million in our company. In March 2007, Lehman Brothers Commercial Corporation Asia Limited, or Lehman Brothers, became one of our substantial shareholders through the purchase of ordinary and preference shares from certain of our existing shareholders. We also issued a warrant for our ordinary shares to Lehman Brothers in connection with the transaction, which expired in April 2009. On February 24, 2010, we executed a block trade to repurchase 656,400 ADSs from Lehman Brothers at US$4.00 per share, for a total consideration of US$2,625,600. In conjunction with this trade, multiple institutional buyers also purchased from Lehman Brothers an aggregate of 1,273,600 ADSs at US$4.00 per share, for an additional consideration of US$5,094,400. Because of these trades, Lehman Brothers ceased to hold any equity interest in our company. The repurchase of ADSs from Lehman Brothers was funded by our then available working capital, and was motivated by our awareness that Lehman Brothers had been liquidating its equity stake in our company.

On October 19, 2007, we listed our ADSs on The New York Stock Exchange under the symbol “NED.” We completed the initial public offering of 11,324,198 ADSs, each representing one ordinary share, on October 24, 2007.

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and the acquisition of the 100% equity interest in Leisen Education by Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan. The total consideration of the acquisition of the Little New Star Education Group was RMB 53.0 million (US$8.3 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. In February 2010, we completed our strategic investment in Franklin Electronic Publishers, Incorporated, or Franklin Electronic Publishers, a Pennsylvania corporation specializing in electronic handheld information, in which we purchased approximately 20% equity interests in Franklin at a total consideration of US$3.0 million. In July 2010, we completed the acquisition of 70% equity interests in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China, at a total consideration of RMB126 million (US$ 19.8 million). In July 2011, we acquired an 80% interest in Yuanbo Education, a PRC company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94.866 million (US$14.9 million).

In fiscal 2011, we sold our electronic learning product, or ELP, business and certain target assets to First Win Technologies Ltd., or First Win, a company wholly owned by Mr. Benguo Tang, one of our founders and former president and chief operating officer, for the U.S. dollar equivalent of RMB100.0 million (US$15.7 million). First Win has been responsible for the operation of the ELP business since April 1, 2011, including earnings or losses during the period between signing and closing. The sale of the ELP business will enable us to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services business.

In August 2012, Yuanbo Education entered into a series of agreements to acquire a 100% equity interest in four kindergartens and one early childhood learning center from DDK Consulting for a total consideration of RMB14.5 million (US$2.3 million). In addition, in August 2012, Yuanbo Education also entered into a series of agreements to acquire a 100% equity interest in Xiaoxiao Consulting, which operates six kindergartens and one children’s arts and music training center in Zhejiang province, for a total consideration of RMB33.6 million (US$5.3 million). The two transactions are expected to close by November 2012, subject to regulatory approvals and other customary closing conditions.

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

B.             Business Overview

Overview

We are a provider of private education services in China. We operate and manage high-end private kindergartens, private primary and secondary schools, and offer supplemental English training services for children aged between 2 and 18. Historically, we have been a leading provider of interactive education content in China. We developed and marketed interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curriculum, covering subjects such as English, Chinese, mathematics, physics, chemistry, biology, geography, political science and history. Our electronic learning products, or ELPs, included handheld digital learning devices, handheld kids’ learning devices and E-dictionaries. In June 2011, we sold our ELP business and certain target assets to First Win. First Win has been responsible for the operation of the ELP business since April 1, 2011, including earnings or losses during the period between signing and closing.

In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which provides English language training services to children through its 13 directly-owned training centers and over 500 franchised training centers across China. The professional teaching team in directly-owned training centers consisted of approximately 80 teachers. In July 2010, we completed the acquisition of 70% of the equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. As of June 30, 2012, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, directly operated and managed two secondary schools and operated and managed five kindergartens, one primary school and ten secondary schools through its 78%-owned subsidiary, Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation, in Guangdong Province as of June 30, 2012. Wentai Education and Wentai Investment had approximately 650 teachers and staff and had a total student enrollment of over 7,000 in the fiscal year ended June 30, 2012. In July 2011, we acquired an 80% equity interest in Yuanbo Education, a PRC company focused on early childhood education services in the Yangtze Delta region. As of June 30, 2012, Yuanbo Education operated 17 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. Its management team retains a 20% equity interest in Yuanbo Education. In August 2012, Yuanbo Education entered into a series of agreements to acquire a 100% equity interest in four kindergartens and one early childhood learning center from DDK Consulting for a total consideration of RMB14.5 million (US$2.3 million). In addition, in August 2012, Yuanbo Education also entered into a series of agreements to acquire a 100% equity interest in Xiaoxiao Consulting, which operates six kindergartens and one children’s arts and music training center in Zhejiang province, for a total consideration of RMB33.6 million (US$5.3 million). The two transactions are expected to close by November 2012, subject to regulatory approvals and other customary closing conditions. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

Our net revenue was RMB39.9 million, RMB93.5 million and RMB163.0 million (US$25.7 million) in the fiscal years ended June 30, 2010, 2011 and 2012, respectively. In the fiscal year ended June 30, 2010, we had a net income of RMB5.7 million and a net income attributable to the Company of RMB5.7 million. In the fiscal year ended June 30, 2011, we had a net loss of RMB408.0 million and a net loss attributable to the Company of RMB411.3 million. In the fiscal year ended June 30, 2012, we had a net loss of RMB47.9 million (US$7.5 million) and a net loss attributable to the Company of RMB53.8 million (US$8.5 million).

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

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win at a consideration of RMB100.0 million (US$15.7 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011. We received the initial installment of the U.S. dollar equivalent of RMB40 million (US$6.3 million) in April 2011, the second installment of RMB17.5 million (US$2.8 million) in July 2011 and the final installment of RMB30.0 million (US$4.7 million) in October 2011. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

Our Education Services

With the sale of our ELP business, we have intended to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services business. In addition to the attractive margin and high visibility nature of the education services industry, this fast-growing market in China remains highly fragmented and underpenetrated. Our current education services portfolio, which consists of Little New Star Education, segment focusing on English language training for children, Wentai Education, segment focusing on high-end kindergartens, primary and secondary schools, and Yuanbo Education, segment focusing on premium pre-school segment, has demonstrated impressive growth and we have intended to leverage this momentum in order to fuel growth and expand this business. We believe we will continue to leverage the breadth and depth of senior management experience we have in education services and to build on our successful track record of profitably expanding within these segments.

English Language Training Services

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, a leading provider of English training services for children in China, founded in 1992 and based in Changsha, Hunan Province. As of the date of this annual report, we operated a nationwide training network of the Little New Star Education Group, which consisted of 13 directly-owned training centers in Changsha and Datong and over 500 franchised training centers across China and provides English training to children. The professional teaching team in directly-owned training centers consisted of approximately 80 teachers. We plan to use our nationwide distribution channels and sales and marketing expertise in China to expand the English training services for children.

Kindergartens

As of June 30, 2012, our kindergarten network consisted of 34 kindergartens, two of which are in the process of finalizing their licenses and did not contribute to our revenue in fiscal 2012. Our kindergartens had a total student enrollment of over 9,100 and approximately 1,100 teachers and staff members.

As of June 30, 2012, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, operated and managed five kindergartens through its 78%-owned subsidiary, Zhongda Foundation. As of June 30, 2012, Wentai Education and Wentai Investment had approximately 3,200 students enrolled in the kindergartens they operated. Classes at Wentai Education and Wentai Investment are taught bilingually in Chinese and English.

As of June 30, 2012, Yuanbo Education operated 17 kindergartens with a total student enrollment of approximately 5,000 in the economically developed and prosperous Yangtze Delta region under the brand name “Qingan”. It targets children under the age of six, and has the competitive advantage of offering world-class courses from Taiwan, Germany, Italy and Canada. Its management team, which has successfully grown the company since its establishment in 2001, retains a 20% equity interest in Yuanbo Education.

As of June 30, 2012, the Little New Star Education Group also operated and managed four kindergartens in Changsha with a total student enrollment of over 900.

In August 2012, Yuanbo Education entered into a series of agreements to acquire a 100% equity interest in four kindergartens and one early childhood learning center from DDK Consulting and a 100% equity interest in Xiaoxiao Consulting, which operates six kindergartens and one children’s arts and music training center. As of June 30, 2012, DDK Consulting had a total student enrollment of 1,200 and over 150 staff members. Xiaoxiao Consulting had a total student enrollment of 1,300 and over 200 staff members. The two transactions are expected to close by November 2012, subject to regulatory approvals and other customary closing conditions.

Primary and Secondary Schools

Wentai Investment, our consolidated affiliated entity, directly operated and managed two secondary schools, and operated and managed another two secondary schools and one primary school in four cities in Guangdong Province through Zhongda Foundation, its 78%-owned subsidiary. As of June 30, 2012, Wentai Investment had a total student enrollment of approximately 4,000 and over 370 teachers and staff members.

Research and Development

Our competitive advantage in technology was key to our past success. We intend to continue to focus a significant amount of our resources on our research and development effort for our education services business. Currently, our research and development effort is focused on developing premium English teaching methodologies and teaching materials for children aged between 3 and 12. We expect to sustain our research and development efforts in developing and enhancing our school and kindergarten information management systems in the future.

Our research and development expenses were RMB1.9 million, RMB2.2 million and RMB3.1 million (US$0.5 million) for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

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

Intellectual Property

Our “Noah,” “Little New Star,” “Wentai” and “Qingan” brands and other intellectual property rights contribute to our competitive advantage in the interactive education content industry, English language training for children services and education services in China. As of the date of this annual report, we had a total of 79 registered trademarks and 10 trademarks pending registration in China, including “Noah” and “Little New Star.” We have registered our primary domain name www.noaheducation.com and 44 additional domain names, including 10 domain names registered under the Little New Star Education Group, such as www.littlestar.com.cn and www.jmlittlestar.com.cn, seven domain names registered under Wentai Education, such as www.wentaiedu.com, and three domain names registered under Yuanbo education, such as www.qingankid.com. As of the date of this annual report, we held nine domestic patents, and had two pending patent applications. We have also obtained copyright protections for our key proprietary software and teaching materials.

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

Regulation

Internet-Related Regulations

Through Leisen Education, we operate Internet websites in China as part of our business. Under applicable PRC laws, the operation of Internet websites could be regarded as engaging in an Internet value-added telecommunication business, which is subject to restrictions on foreign ownership and requires a value-added telecommunication business license to be obtained. Under the PRC Catalog for the Guidance of Foreign Investment Industries promulgated by the Ministry of Commerce, Noah Education Holdings Ltd., as a foreign enterprise, are restricted from providing Internet information service involving education and publication. Under the PRC Provisions on the Administration of Telecommunications Enterprises with Foreign Investment promulgated by the State Council, the maximum foreign ownership in a telecommunication enterprise that is engaged in the value-added telecommunication must not be more than 50%. Based on our verbal consultation with the Hunan Branch of the Ministry of Industry and Information Technology, Leisen Education is not required to obtain the value-added telecommunication business license for its online services.

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

Regulations on Commercial Franchise Operations

The Administrative Measures on Foreign Investment in Commercial Sector became effective on June 1, 2004. According to this regulation, a foreign-invested commercial enterprise must fulfill the following requirements: (i) compliance with the minimum registered capital requirement for a PRC company under the PRC Company Law, (ii) compliance with the registered capital and total investment of foreign-invested enterprise requirements under other PRC laws; and (iii) the term of operation generally not exceeding 30 years in the case of a foreign-invested commercial enterprise established anywhere in China other than in central and western China or 40 years in the case of a foreign-invested commercial enterprise established in central and western China. A foreign-invested commercial enterprise intending to open stores must fulfill the following requirements: (i) if the foreign-invested commercial enterprise is new and files an application for its own establishment concurrently with its filing of an application for opening a store, the filer must comply with relevant regulations regarding city development and urban commercial development; and (ii) if the foreign-invested commercial enterprise is already established and files for the opening of a store, the filer must have completed the joint annual examination for a foreign-invested enterprises and must have fully paid up its registered capital. In addition, a foreign-invested commercial enterprise may franchise third parties to open stores, subject to governmental approval.

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

The Regulations on the Administration of Commercial Franchises, or the Regulations, were adopted by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Measures on the Information Disclosure of Commercial Franchises and the Administrative Measures for Archival Filing of Commercial Franchise formulated by the Ministry of Commerce in accordance with the Regulations became effective on April 1, 2012 and February 1, 2012, respectively. These regulations apply to enterprises engaging in commercial franchise operations in the PRC.

According to the Regulations, franchisors engaging in franchise operations (i) must have a mature business model and the ability to provide continuous operational guidance, technical support and business training, and (ii) must have at least two directly operated stores that have been in operation for more than one year. For enterprises, engaging in the franchise operations before the promulgation of the Regulations, like Animation Digital, (ii) in the preceding sentence is not applicable.

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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. On February 15, 2012, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals Participation in Equity Incentive Plans of Overseas Listed Companies. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options are subject to the Individual Foreign Exchange Rules.

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

Regulations on Shareholder Loans

A shareholder loan made by foreign investors as shareholders to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, is considered foreign debt, which is subject to a number of PRC laws, including the Foreign Exchange Control Regulation which was promulgated in 1997 and revised in 2008, the Interim Measures on Foreign Debt of 2003, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its Implementing Rules of 1998, the Administration of the Settlement, Sale and Payment of Foreign Exchange Provision of 1996. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. Under these regulations, in connection with foreign debt registration, it is required that the registered capital of the related foreign investment entity is fully paid up in accordance with the investment contract or its articles of association. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

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

Regulations on Trademarks

The PRC Trademark Law and its implementation regulations provide protection to holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations, which have ten-year terms. Registered trademark license agreements must be filed with the Trademark Office or its regional offices.

C.             Organizational Structure

We conduct our business operations in China through our subsidiaries in China, as well as through our contractual arrangements with an affiliated entity and its shareholders.

Our significant subsidiaries, as of the date of this annual report, include:

•	Global Ring Limited, or Global Ring;

•	Trump Global Limited;

•	Bright Sound Limited;

•	Win Bright Creation Limited;

•	Chengdu Shidai Noah Education Software Co. Ltd., or Chengdu Shidai;

•	Chengdu Shidai Noah Information Technology Co. Ltd.;

•	Noah Education Technology (Shenzhen) Co., Ltd., or Noah Education;

•	Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education

•	Changsha Mei Wen Education Investment Management (Service) Co., Ltd.;

•	Shenzhen New Noah Education Investment Development Co., Ltd.;

•	Shanghai Yuanbo Education Information and Consulting Corporation Ltd.;

•	Bright Sound Electronic Technology (Shenzhen) Co., Ltd., or Bright Sound;

•	Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital;

•	Changsha High-Tech Development Zone Xinya Co., Ltd.; and

•	Changsha Little New Star Stationery Development Co., Ltd.

The affiliated entities, on which we rely to carry out certain of our operations in China, include:

•	Changsha Leisen Education Software Co. Ltd., or Leisen Education;

•	Shenzhen Wentai Investment Co., Ltd., or Wentai Investment; and

•	Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Animation Digital has entered into contractual arrangements with Leisen Education and Dong Xu, the only shareholder of Leisen Education, to obtain effective control over the operation of Leisen Education. Dong Xu is our founder, chairman, chief strategy officer and acting chief executive officer. Contractual arrangements consist of an equity pledge agreement, a call option agreement, a loan agreement, a power of attorney, a software development and maintenance agreement, an exclusive technology supporting and consulting service agreement and a content providing agreement.

(2)	Wentai Education has entered into contractual arrangements with Shenzhen Wentai Investment Co., Ltd., or Wentai Investment, and Dong Xu and Qicai Du, the only shareholders of Wentai Investment, to obtain effective control over the operation of Wentai Investment. Contractual arrangements consist of an equity pledge agreement, a call option agreement, a loan agreement, an operation and management agreement, service agreements and powers of attorney.

(3)	Comprise Changsha Wangxian Diai Baobei Bilingual Kindergarten, Changsha Noah Shanlin Diai Baobei Kindergarten, Huizhou Foreign Language Kindergarten and Shenzhen Nanshan District Chunmiao Kindergarten.

(4)	Comprise Huizhou Foreign Language School and Guangzhou Zengcheng District Lihucheng Foreign Language School.

(5)	The two secondary schools are Foshan Nanhai District Zhongshan University Foreign Language School and Dongguan Zhongda Foreign Language School. The primary school is Guangzhou Baiyun District Zhongda Lanshan Foreign Language Primary School. The six kindergartens are Foshan Nanhai District Zhongshan University Foreign Language Kindergarten, Foshan Nanhai District Zhongda Siji Huacheng Foreign Language Kindergarten, Guangzhou Baiyun District Zhongda Lanshan Foreign Language Kindergarten, Guangzhou Luogang District Zhongda Vanke City (International) Kindergarten, Zengcheng Lihucheng Zhongshan University Foreign Language Kindergarten and Dongguan Zhongda Kindergarten.

(6)	Comprise Shanxi Datong Little New Star Foreign Language School, Changsha Tianxin District Little New Star School and Changsha Tianxin District New Star English Training School.

(7)	Comprise Changsha Furong District Nan Ming Yuan Little New Star Kindergarten, Changsha Mei Lin Shui Jun Kindergarten, Changsha Kaifu District Golden Seashore Little New Star Kindergarten and Changsha Tianxin District Huasheng Little New Star Kindergarten.

(8)	Comprise Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shanghai Jinshan District Private Litter Harvard Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-city Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, Tongxiang City Qing An Little Oxford Kindergarten, Jiaxing Qing An Qingha-Sites Kindergarten and Yellow Mountain City Tunxi District Bigui Garden Qing An Kindergarten.

The PRC laws currently impose different levels of restrictions or prohibitions on investment of foreign and private capital in the Internet industry, including media content production and distribution. See “Item 4. Information on the Company — B. Business Overview — Regulation — Internet-Related Regulations.” Our subsidiaries in China, which are considered as foreign-invested entities, are limited in their abilities to engage in operations in the Internet industry. Accordingly, we conduct the Internet-related aspects of our business through the www.littlestar.com.cn website through contractual arrangements with Leisen Education, which is the vehicle that holds or has applied for the requisite licenses and permits. We depend on Leisen Education to operate our online business. We have also entered into contractual arrangements with Leisen Education and its shareholder, a PRC citizen, that enable us to:

•	exercise effective control over Leisen Education;

•	receive a substantial portion of the economic benefits from Leisen Education in consideration for the services provided by our subsidiary, Animation Digital; and

•	have an exclusive option to purchase all or part of the equity interests in Leisen Education to the extent permitted by the PRC laws.

We expect to continue to depend on Leisen Education to operate our online business unless and until we are permitted under the PRC laws to directly own and operate Internet-related businesses without constraints.

The PRC laws do not permit PRC-foreign cooperative schools to engage in compulsory education. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Private Schools.” We are a foreign legal person under the PRC laws. Wentai Education, our wholly owned subsidiary in China, is currently ineligible to directly operate or manage primary and secondary schools which are in compulsory education system. Accordingly, we depend on our consolidated affiliated entity, Wentai Investment, to operate primary and secondary education services in China. We have entered into contractual arrangements with Wentai Investment and its shareholders, two PRC citizens, that enable us to:

•	exercise effective control over Wentai Investment;

•	receive a substantial portion of the economic benefits from Wentai Investment in consideration for the services provided by our subsidiary, Wentai Education; and

•	have an exclusive option to purchase all or part of the equity interests in Wentai Investment to the extent permitted by the PRC laws.

We expect to continue to depend on Wentai Investment to operate our primary and secondary education services unless and until we are permitted under the PRC laws to directly own and operate compulsory education businesses without constraints.

In the opinion of our PRC legal counsel:

•	the ownership structures of Leisen Education and our subsidiaries in China comply in all material respects with all existing PRC laws and regulations;

•	the contractual arrangements among our PRC subsidiaries, Leisen Education and its shareholder governed by the PRC laws are valid, binding and enforceable, and will not result in any violation of the PRC laws currently in effect; and

•	the business operations of our subsidiaries in China and Leisen Education comply in all material respects with the existing PRC laws.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC Internet related businesses and primary and secondary schools do not comply with PRC government restrictions on foreign investment in the Internet and compulsory education industries, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

Contractual Arrangements with Leisen Education and Its Shareholder

Our relationships with Leisen Education and its shareholder are governed by a series of contractual arrangements. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. We derived economic benefits from Leisen Education through our effective control over Noah Zhi Yuan resulting from the contractual arrangement. In June 2011, we terminated our contractual arrangement with Noah Zhi Yuan due to the spin-off of our ELP business, and Animation Digital entered into new contractual arrangements with Leisen Education and its shareholder. Under the PRC laws, each of Leisen Education and Animation Digital is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Leisen Education and Animation Digital, Leisen Education does not transfer any other funds generated from its operations to Animation Digital.

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

Option Agreement. Under the option agreement between Mr. Dong Xu and Animation Digital, Mr. Dong Xu irrevocably granted Animation Digital or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Leisen Education within ten years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Leisen Education is RMB 2,788,727.39 which is equal to the loan granted to Mr. Xu by Animation Digital. Animation Digital may exercise the option at any time or times at its sole discretion. Without Animation Digital's prior written consent, Mr. Dong Xu shall not transfer or otherwise dispose of any equity interests in Leisen Education or allow Leisen Education to declare any dividends. The Option Agreement shall not be unilaterally terminated by Mr. Dong Xu without Animation Digital's prior consent.

Loan Agreement. Pursuant to the loan agreement between Animation Digital and Mr. Dong Xu, Animation Digital agreed to grant a loan of RMB 2,788,727.39 to Mr. Dong Xu for his investment in the share capital of Leisen Education. Mr. Dong Xu is not required to make any interest payment to Animation Digital. Without Animation Digital's prior consent, Mr. Dong Xu shall not pledge his equity interests in Leisen Education to any third party. Mr. Dong Xu agreed to repay the loan upon the receipt of the repayment notification of Animation Digital at any time. The loan can be repaid only with the proceeds from transfer of the Mr. Dong Xu’s equity interest in Leisen Education to Animation Digital.

Power of Attorney. Mr. Dong Xu, the sole shareholder of Leisen Education, has executed a power of attorney to any employee of Animation Digital designated by Animation Digital to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Leisen Education requiring shareholder approval. The term of this power of attorney is ten years from the date thereof.

Agreements that Transfer Economic Benefits to Us

Software Development and Maintenance Agreement. Pursuant to the software development and maintenance agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to develop software related to the website owned and operated by Leisen Education, and to provide subsequent software maintenance and management services to Leisen Education. The software developed by Animation Digital thereunder remains the property of Animation Digital, but is exclusively licensed to Leisen Education. Leisen Education agrees to pay annual service fees of 40% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Exclusive Technology Supporting and Consulting Service Agreement. Pursuant to the exclusive technology supporting and consulting service agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education technology supporting and consulting services related to the business operations of Leisen Education. Any and all intellectual property created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 40% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Content Providing Agreement. Pursuant to the content providing agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education the content needed for the website owned and operated by Leisen Education. Any and all intellectual properties created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 10% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Contractual Arrangements with Wentai Investment and Its Shareholders

Our relationships with Wentai Investment and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of the shareholder of Wentai Investment and Wentai Education is an independent legal person or individual and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Wentai Investment and Wentai Education, Wentai Investment does not transfer any other funds generated from its operations to Wentai Education.

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

Option Agreement. Under the option agreement dated April 23, 2010 between the shareholders of Wentai Investment and Wentai Education, the shareholders of Wentai Investment irrevocably granted Wentai Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Wentai Investment within 20 years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Wentai Investment is RMB30.0 million. Wentai Education may exercise the option at any time or times at its sole discretion. Without Wentai Education's prior written consent, the shareholders of Wentai Investment shall not transfer, pledge or otherwise dispose of any equity interests in Wentai Investment or allow Wentai Investment to declare any dividends. The Option Agreement shall not be unilaterally terminated by the shareholders of Wentai Investment without Wentai Education's prior consent.

Loan Agreement. Pursuant to the loan agreement between Wentai Education and the shareholders of Wentai Investment, dated March 12, 2010, Wentai Education agreed to lend RMB21 million to Mr. Dong Xu and RMB9 million to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Without Wentai Education's prior consent, Mr.  Xu and Mr.  Du shall not pledge their equity interests in Wentai Investment to any third party. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from transfer of the Mr. Dong Xu and Mr. Qicai Du’s equity interest in Wentai Investment to Wentai Education.

Operation and Management Agreement. Pursuant to the operation and management agreement dated April 23, 2010 among Wentai Education, Wentai Investment and the shareholders of Wentai Investment, Mr. Dong Xu and Mr. Qicai Du, Wentai Education will provide policy directions and instructions on Wentai Investment’s daily operations and financial management. The shareholders of Wentai Investment must designate the candidates recommended by Wentai Education as their representatives on Wentai Investment’s board of directors, and Wentai Investment must appoint such candidates. Wentai Investment must also appoint any candidate nominated by Wentai Education to be its senior executive. In addition, Wentai Education agrees to guarantee Wentai Investment’s performance under any business agreements or arrangements with any third party. Moreover, Wentai Investment agrees that without the prior consent of Wentai Education, Wentai Investment will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Wentai Investment and Zhongda Foundation, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement is twenty years from the date thereof and will be automatically renewed for twenty years unless otherwise terminated in writing by Wentai Education in the last three months of the term.

Power of Attorney. Mr. Dong Xu and Mr. Qicai Du, the only shareholders of Wentai Investment, have each executed a power of attorney to any person designated by Wentai Education to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Wentai Investment requiring shareholder approval. The term of each of these powers of attorney is twenty years from the date thereof.

Agreements that Transfer Economic Benefits to Us

Service Agreement. Pursuant to the service agreement dated October 28, 2010 between Wentai Education and Wentai Investment, Wentai Investment agreed to pay Wentai Education an annual service fee of 95% of its annual net income. Pursuant to service agreements between Wentai Education and schools held by Wentai Investment or Zhongda Foundation, each of the schools agreed to pay Wentai Education an annual service fee of 17% of its total annual revenues. Wentai Investment and these schools irrevocably and exclusively retain Wentai Education as their provider of support and advisory services on education management. Any intellectual property developed during the performance of the agreements remain the property of Wentai Education. The term of the service agreements is 20 years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

D.            Property, Plant and Equipment

Our headquarters are located in Shenzhen, Guangdong Province, China, where we own approximately 1,400 square meters of office space. We also own approximately 17,000 square meters of premises in Chengdu Hi-tech Industrial Development Zone for research use.

The Little New Star Education Group owns approximately 2,594 square meters of office and classroom space in Changsha, Hunan Province. As of June 30, 2012, the Little New Star Education Group leased an aggregate over 10,000 square meters of office and classroom space in Changsha and Datong.

Wentai Education and Wentai Investment own approximately 4,100 square meters of office and dormitory space in Shenzhen and Dongguan. As of June 30, 2012, Wentai Education and Wentai Investment leased an aggregate of approximately 131,000 square meters of office, classroom and dormitory space in Dongguan, Huizhou, Foshan, Guangzhou, Changsha and Shenzhen.

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

A.            Operating Results

Overview

Our net revenue was RMB39.9 million, RMB93.5 million and RMB163.0 million (US$25.7 million) in the fiscal years ended June 30, 2010, 2011 and 2012, respectively. In the fiscal year ended June 30, 2010, we had a net income of RMB5.7 million and a net income attributable to the Company of RMB5.7 million. In the fiscal year ended June 30, 2011, we had a net loss of RMB408.0 million and a net loss attributable to the Company of RMB411.3 million. In the fiscal year ended June 30, 2012, we had a net loss of RMB47.9 million (US$7.5 million) and a net loss attributable to the Company of RMB53.8 million (US$8.5 million).

Acquisitions

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which was mainly comprised of Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB53.0 million (US$8.3 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. As of the date of this annual report, we have fully paid the consideration. The Little New Star Education Group operates a nationwide training network to provide English training to children, which consists of 13 directly-owned training centers in Changsha and Datong and over 500 franchised training centers across China. As of June 30, 2012, the Little New Star Education Group had approximately 4,700 student enrollments in directly-owned training centers and kindergartens. The professional teaching team in directly-owned training centers and kindergartens consisted of approximately 180 teachers.

In March, April and June 2010, our wholly-owned subsidiary, Noah Education, entered into a series of agreements to acquire Wentai Education. In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education through a series of transactions, including the acquisition of a 40% equity interest in Wentai Education for a total consideration of RMB36.0 million (US$5.7 million), as well as contribution of RMB30.0 million (US$4.7 million) to Wentai Education’s registered capital and contribution of RMB60.0 million (US$9.4 million) to Wentai Education’s capital reserves for an additional 30% equity interest. As of the date of this annual report, we have paid RMB36.0 million (US$5.7 million) to Wentai Education’s former shareholders and have contributed RMB90.0 million (US$14.2 million) to Wentai Education’s capital.

In April, May and July 2011, Noah Education entered into a series of agreements to acquire Yuanbo Education. In July 2011, we completed the acquisition of an 80% interest in Yuanbo Education through a series of transactions, including the acquisition of a 67.2% equity interest in Yuanbo Education for a total consideration of approximately RMB48.6 million (US$7.6 million), as well as contribution of approximately RMB8.96 million (US$1.4 million) to Yuanbo Education’s registered capital and contribution of approximately RMB37.3 million (US$5.9 million) to Yuanbo Education’s capital reserves for an additional 12.8% equity interest. As of the date of this annual report, we have paid RMB33.6 million (US$5.3 million) to Yuanbo Education’s former shareholders and have contributed RMB46.3 million (US$7.3 million) to Yuanbo Education’s capital. We will pay the remaining consideration of RMB15.0 million (US$2.4 million) in fiscal 2013 and 2014 according to the terms and conditions set forth in the investment agreement.

In August 2012, Yuanbo Education entered into an investment agreement, an equity transfer agreement and a supplementary agreement to the investment agreement to acquire a 100% equity interest in four kindergartens and one early childhood learning center from DDK Consulting, for a total consideration of RMB14.5 million (US$2.3 million). The transaction is expected to close by November 2012, subject to regulatory approvals and other customary closing conditions. As of the date of this annual report, we have paid RMB1.5 million (US$0.2 million) to the former shareholders of DDK Consulting and will pay the remaining consideration of RMB13.0 million (US$2.1 million) in fiscal years 2013 and 2014 according to the terms and conditions set forth in the supplementary agreement to investment agreement, such as satisfaction of certain financial criteria during a specified period.

In August 2012, Yuanbo Education entered into an investment agreement and an equity transfer agreement to acquire a 100% equity interest in Xiaoxiao Consulting for a total consideration of RMB33.6 million (US$5.3 million). The transaction is expected to close by November 2012, subject to regulatory approvals and other customary closing conditions. As of the date of this annual report, we have paid RMB3.4 million (US$0.5 million) to the former shareholder of Xiaoxiao Consulting and will pay the remaining consideration of RMB30.2 million (US$4.8 million) in fiscal years 2013, 2014 and 2015 according to the terms and conditions set forth in the investment agreement, such as satisfaction of certain financial criteria during specified periods.

Divestiture

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win for a consideration of RMB100.0 million (US$15.7 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011.

We received the initial installment of the U.S. dollar equivalent of RMB40 million (US$6.3 million) in April 2011, the second installment of RMB17.5 million (US$2.8 million) in July 2011 and the final installment of RMB30.0 million (US$4.7 million) in October 2011. We have released the shares pledged by Mr. Tang as security for his payment obligations under the stock purchase agreement. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

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

Education Services Rendered

We commenced business in 1999 focusing on the design, production and distribution of translation devices. In July 2004, we substantially completed our reorganization and began focusing on developing and delivering interactive education content. In June 2011, we divested our ELP business in order to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services business. We operate and manage high-end kindergartens and primary and secondary schools, and provide English language training services to children aged between three to 12 through our directly owned and franchised training centers. As of June 30, 2012, our kindergarten network consisted of 34 kindergartens with a total student enrollment of over 9,100 and approximately 1,100 teachers and staff members. Wentai Investment, our consolidated affiliated entity, operated and managed four secondary schools and one primary school with a total student enrollment of approximately 4,000 and approximately 370 teachers and staff members. Our supplemental English language training services are conducted through our 13 directly-owned training centers in Changsha and Datong and over 500 franchised training centers across China. In August 2012, Yuanbo Education entered into a series of agreements to acquire a 100% equity interest in four kindergartens and one early childhood learning center from DDK Consulting and a 100% equity interest in Xiaoxiao Consulting, which operates six kindergartens and one children’s arts and music training center. The two transactions are expected to close by November 2012, subject to regulatory approvals and other customary closing conditions. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

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

Economic Environment

China’s high-growth, fragmented and underpenetrated education services market continues to offer a wealth of opportunities to generate healthy margins, high visibility and recurring cash flow. We therefore believe the after-school and private education market has the potential to grow significantly in the long-term. As such, we will continue to leverage our extensive industry experience and strong cash balance to pursue organic and acquisitive growth within this space.

Our Results of Operations

Net Revenue, Cost of Revenue and Gross Profit

The following table sets forth our net revenue, cost of revenue and gross profit for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2010	2010 to 2011 Change	2011	2011 to 2012 Change	2012
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)
	(in thousands, except percentages)
Continuing operations(1)
Net revenue	39,898	134.3	93,475	74.4	163,022	25,660
Cost of revenue	(18,494)	134.3	(43,326)	99.4	(86,377)	(13,596)
Gross profit	21,404	134.3	50,149	52.8	76,645	12,064

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal year ended June 30, 2010 was retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The following table sets forth our net revenue, cost of revenue and gross profit, as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2010	2011	2012
	(%)	(%)	(%)
Continuing operations(1)
Net revenue	100.0	100	100
Cost of revenue	46.4	46.3	53.0
Gross profit	53.6	53.7	47.0

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal year ended June 30, 2010 was retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

We operate and manage our business in three operating segments, Little New Star Education, Wentai Education and Yuanbo Education. Little New Star segment mainly provides English language training services to children through its directly-owned training centers and franchised training centers based in Changsha. Wentai segment mainly focuses on providing early childhood, primary and secondary education services in the PRC. Yuanbo segment mainly focuses on providing early childhood education service in the PRC.

The table below sets forth the revenue from our three operating segments in the periods indicated.

	Year Ended June 30,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Little New Star	39,898	41,591	48,028	7,560
Wentai	-	51,884	80,684	12,700
Yuanbo	-	-	34,310	5,400
Total Revenue	39,898	93,475	163,022	25,660

The table below sets forth the revenue from our product groups in the periods indicated.

	Year Ended June 30,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Supplemental English Training	36,069	33,135	35,922	5,654
Kindergartens	3,829	25,958	82,140	12,929
Primary and Secondary Schools	—	34,382	44,960	7,077
Total Revenue	39,898	93,475	163,022	25,660

Net Revenue. Our net revenue represents the invoiced value of our goods sold and services rendered, net of value added taxes, or VAT, and business taxes. We are subject to a VAT rate of 13% on the invoiced value of teaching materials sold and a rate of 17% on the invoiced value of electronic learning devices sold. In addition, we are subject to a 3% business tax on gross revenue generated from services rendered by the Little New Star Education through its training schools. Our kindergartens are also subject to a 5% business tax on gross receipts minus a certain portion exempt from business tax as permitted by the PRC tax laws.

Our ELP business was disposed of in June 2011 and is reclassified as a discontinued operation. As a result, our revenue in fiscal 2010 and fiscal 2011 has been recast to remove the net revenue generated from the ELP business.

Net revenue increased by 74.4% from RMB93.5 million in fiscal 2011 to RMB163.0 million(US$25.7 million) in fiscal 2012 primarily due to the organic and acquisitive growth from kindergartens of Little New Star Education and Yuanbo Education and incremental revenue from the newly opened school operated by Wentai Education.

Net revenue of continuing operation increased by 134.3% from RMB39.9 million in fiscal 2010 to RMB93.5 million in fiscal 2011. The increase was primarily due to revenue contribution from Wentai Education which we acquired in July 2010.

Cost of Revenue. Cost of revenue consists primarily of labor cost, rental expenses, depreciation and maintenance costs for related equipment, and other operating expenses that are directly attributable to rendering of our operations.

Our ELP business was disposed of in June 2011 and is classified as a discontinued operation. Our cost of revenue in fiscal 2010 and fiscal 2011 has been recast to remove the cost of revenue incurred by the ELP business.

Cost of revenue increased by 99.4% from RMB43.3 million in fiscal 2011 to RMB86.4 million (US$13.6 million) in fiscal 2012 primarily due to incremental cost attributable to the operation of kindergartens owned by Yuanbo Education and the newly opened schools during fiscal 2012.

Cost of revenue of continuing operation increased by 134.3% from RMB18.5 million in fiscal 2010 to RMB43.3 million in fiscal 2011 primarily due to incremental revenue increase realized by Wentai Education which was not present in fiscal 2010.

Operating Expenses

The following table sets forth our operating expenses for the periods indicated and the amount and percentage change between periods.

	Year Ended June 30,
	2010	2010 to 2011 change	2011	2011 to 2012 change	2012
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)
	(in thousands, except percentages)
Continuing operations(1)
Research and development expenses	1,879	17.7	2,212	40.3	3,103	488
Sales and marketing expenses	3,391	17.4	3,979	53.2	6,097	960
General and administrative expenses	42,170	55.3	65,469	32.5	86,725	13,651
Other operating expenses	2,862	269.4	10,572	(80.5)	2,059	324
Impairment loss on goodwill	—	—	—	—	57,394	9,034
Total operating expenses	50,302	63.5	82,232	89.0	155,378	24, 457

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal year ended June 30, 2010 was retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

Research and Development Expenses. Research and development expenses consist primarily of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment and R&D material costs. The 40.3% increase in research and development expenses in fiscal 2012 compared to fiscal 2011 was primarily due to our increasing efforts in developing teaching materials. The 17.7% increase in research and development expenses in fiscal 2011 compared to fiscal 2010 was primarily due to increases in remuneration for R&D staff.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising costs, remuneration for staff involved in selling and marketing efforts, depreciation, share-based compensation and travel and entertainment expenses. The 53.2% increase in sales and marketing expenses in fiscal 2012 compared to fiscal 2011 was primarily due to increased spending on advertising and promotional activities by Little New Star and Wentai Education to enhance our brand image. As a percentage of net revenue, sales and marketing expenses decreased to 3.7% in fiscal 2012 from 4.3% in fiscal 2011, primarily due to the increase in revenue. The 17.4% increase in sales and marketing expenses in fiscal 2011 compared to fiscal 2010 was primarily due to the RMB0.5 million sales and marketing expenses attributable to Wentai Education. As a percentage of net revenue, sales and marketing expenses decreased to 4.3% in fiscal 2011 from 8.5% in fiscal 2010, primarily due to lower expenditure on advertising and marketing in connection with our education services business.

General and Administrative Expenses. General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses and depreciation. The 32.5% increase in general and administrative expenses in fiscal 2012 compared to fiscal 2011 was primarily attributable to incremental expenses of approximately RMB14.0 million associated with the operation of kindergartens by Yuanbo Education and the newly opened school which were not presented in fiscal 2011, as well as an impairment charge on intangible assets of RMB3.0 million incurred in fiscal 2012. The 55.3% increase in general and administrative expenses in fiscal 2011 compared to fiscal 2010 was primarily attributable to a general and administrative expense of RMB18.2 million incurred by Wentai Education, an increase in employee remuneration of RMB3.0 million for the Little New Star Education Group and increases in share-based compensation and travel expenses.

Impairment loss on goodwill. During the fourth quarter of fiscal 2012, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that impairment triggering events existed and performed a goodwill impairment analysis. We estimated the fair values of each of our three segments and reporting units, Little New Star Education, Wentai Education and Yuanbo Education, using discounted cash flows under the income approach. We determined the fair value of Yuanbo Education exceeded their carrying amounts by more than 10%. Therefore, no goodwill impairment was recognized on Yuanbo Education. We determined the fair values of Little New Star Education and Wentai Education were less than the carrying value. Accordingly, we compares the implied fair values of Little New Star Education and Wentai Education to their carrying values. To determine their implied fair values, we allocated the fair values of Little New Star Education and Wentai Education to all of their assets and liabilities, including any unrecognized intangible assets. As a result, we recognized an impairment charge of RMB57.4 million (US$9.0 million) for the year ended June 30, 2012.

Other Operating Expenses. Other operating expenses in fiscal 2012 primarily consisted of write-off of doubtful other receivables from third parties. Other operating expenses in fiscal 2011 consisted primarily of legal and professional fees of RMB8.7 million associated with the sale of the ELP business. Other operating expenses in the fiscal year ended June 30, 2010 primarily consisted of a penalty of approximately RMB2.4 million paid to the local government due to the failure of one of our PRC subsidiaries to comply with the capital use requirements.

Other Income Statement Items and Net Income

The following table sets forth other income statement items and net income for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2010	2010 to 2011 change	2011	2011 to 2012 change	2012
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Continuing Operations(1)
Net revenue	39,898	134.3	93,475	74.4	163,022	25,660
Cost of revenue	(18,494)	134.3	(43,326)	99.4	(86,377)	(13,596)
Gross profit	21,404	134.3	50,149	52.8	76,645	12,064
Total operating expenses	(50,302)	63.5	(82,232)	87.2	(155,378)	(24, 457)
Other operating income	279	1,875.6	5,512	215.5	17,447	2,746
Operating loss	(28,619)	(7.2)	(26,571)	(125.4)	(61,286)	(9,647)
Impairment loss on investment	— *		(4,409)	(81.7)	(809)	(127)
Interest income	9,134	(79.4)	1,880	(25.4)	1,402	221
Investment income	2,824	290.3	11,022	69.5	18,683	2,941
Other non-operating income (expenses)	5,962	(119.8)	(1,180)	(446.5)	4,762	749
Loss before income tax	(10,699)	80.0	(19,258)	91.4	(37,248)	(5,863)
Income tax expenses	(164)	3,692.1	(6,220)	67.7	(10,431)	(1,642)
Net loss from continuing operations	(10,863)	134.5	(25,478)	85.6	(47,679)	(7, 505)
Net income (loss) from discontinued operation	16,523	(2,415.1)	(382,515)	—	—	—
Net income (loss) attributable to shareholders of Noah Education Holdings Ltd.	5,660	(7,367.4)	(411,337)	(87.1)	(53,558)	(8,430)

*	Not meaningful

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal year ended June 30, 2010 was retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The following table sets forth other income statement items and net income as a percentage of net revenue for the periods indicated.

	Year Ended June 30,
	2010	2011	2012
	(%)	(%)	(%)
Continuing Operations(1)
Net revenue	100.0	100.0	100.0
Gross profit	53.6	53.6	47.0
Total operating expenses	(126.1)	(88.0)	(95.3)
Other operating income	0.7	5.9	10.7
Operating loss	(71.7)	(28.4)	(37.6)
Impairment loss on investment	—	(4.7)	(0.5)
Interest income	22.9	2.0	0.9
Investment income	7.1	11.8	11.5
Other non-operating income (expenses)	14.9	(1.3)	2.9
Loss before income tax	(26.9)	(20.6)	(22.8)
Income tax expenses	(0.4)	(6.7)	(6.4)
Net loss from continuing operations	(27.2)	(27.3)	(29.2)
Net income (loss) from discontinued operations	41.4	(409.2)	—

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011 and the comparative figures for the fiscal year ended June 30, 2010 was retrospectively reclassified to discontinued operation. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

Other Operating Income. Other operating income primarily consists of (1) rental income, (2) government subsidies in relation to refund of VAT to encourage development in the software industry and to encourage private education services, and (3) income from other enhancement programs, such us summer or winter camp, provided by us. Other operating income increased by 216.5% in fiscal 2012 from fiscal 2011 primarily because of increases in rental income and income from summer courses. Other operating income increased by 1,875.6% in fiscal 2011 from fiscal 2010 primarily because of increases in government subsidies and income from other enhancement programs.

Impairment Loss on Investment. We had an impairment loss on investment of RMB0.8 million in fiscal year 2012, reflecting a decline in the fair value of our investment in Series B Preferred B Shares of Franklin Electronic Publisher Inc, as compared with a loss of RMB4.4 million in fiscal year 2011.

Interest Income. Interest income represents interest income from our bank deposits. The 25.4% decrease in interest income in fiscal 2012 was primarily due to a decrease in cash deposit in banks and lower interest rates. The 79.4% decrease in interest income in fiscal 2011 was primarily due to a decrease in cash deposit in banks and lower interest rates on our cash deposit.

Investment Income. Investment income primarily consists of returns from investments with bank financial products and the gain or loss on trading investments. The 69.5% increase in investment income in fiscal 2012 was primarily due to a higher return on financial products during the investment period. The 290.3% increase in investment income in fiscal 2011 was primarily due to increased returns from investment in bank financial products.

Other Non-Operating Income. Other non-operating income consists of foreign exchange gains due to the depreciation of the US dollar and rebates and subsidies received from The Bank of New York Mellon in connection with its appointment as depositary of the ADSs.

Provision for Income Taxes. We are incorporated in the Cayman Islands. Under current law, we are not subject to income or capital gains tax in the Cayman Islands. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our British Virgin Islands subsidiary, Bright Sound Limited, is not subject to income or capital gains tax under current law. In addition, dividend payments by Bright Sound are not subject to withholding tax in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 16.5% of their assessable profits. Payment of dividends by subsidiaries incorporated in Hong Kong is not subject to withholding tax in Hong Kong.

Our subsidiaries and our variable interest entities in China are subject to income tax at the current rate of 25%. However, some of our subsidiaries and our variable interest entities enjoy lower enterprise income tax rates because of preferential tax treatments. For example, Noah Education enjoyed a preferential tax rate of 22% and 24% in 2010 and 2011, respectively.

The PRC enterprise income tax law that became effective on January 1, 2008 applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Companies are required to transition to the new enterprise income tax rate during a five-year transition period. Any enterprise that was granted certain concessions will continue to enjoy such tax concessions until expiration of the tax preferences under the old income tax law, regulations and other relevant provisions. Furthermore, the PRC enterprise income tax law also provides that a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, will be subject to PRC income tax. According to the enterprise income tax law, the term “de facto management bodies” therein refers to those bodies that exercise substantial and overall management and control over the production, operation, personnel, accounting and properties of enterprises. However, the enterprise income tax law does not clearly provide which conducts will be regarded as substantial and overall management and control. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. This may increase our tax expenses and adversely affect our results of operations. In addition, the new tax law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on PRC enterprises an obligation to withhold tax on dividend distributions to foreign investors. Unless the relevant tax treaties entered into by China otherwise provide, under the new tax law, 10% withholding tax is applied to the dividends distributed to foreign investors by PRC enterprises, provided that such foreign investors have not been regarded as resident enterprises by the PRC taxation authorities. According to the relevant treaties between China and Hong Kong, 5% withholding tax is applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises.

Our effective tax rate for the fiscal year ended June 30, 2010, 2011 and 2012 was 1.5%, 32.3% and 28.3%, respectively.

Net Loss

As a result of the forgoing factors, we had a net loss of RMB10.9 million, RMB25.5 million and RMB47.7 million (US$7.5 million) for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

Net Income (Loss) from Discontinued Operations

In June 2011, we disposed of our ELP business for a consideration of RMB100.0 million (US$15.7 million subject to certain adjustments. We recorded a net loss of RMB382.5 million from discontinued operations in fiscal 2011, which comprised:

•	an RMB149.3 million loss from discontinued operations for the period through the date of disposal;

•	an RMB162.7 million impairment loss on account receivables;

•	an RMB82.4 million impairment loss on inventory; and

•	an RMB11.9 million gain on disposal of discontinued operations.

Our net income from discontinued operations was RMB16.5 million in fiscal 2010.

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

Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill.

We typically perform our annual goodwill impairment test at year-end. During the fourth quarter of fiscal 2012, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that impairment triggering events existed and performed a goodwill impairment analysis.

We have three operating segments and three reporting units, namely, Little New Star Education, Wentai Education and Yuanbo Education. We estimated the fair values of our reporting units using discounted cash flows under the income approach. Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC laws, each of our subsidiaries is required to set aside at least 10% of its after-tax profits whenever dividends are declared by the subsidiaries, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

Recently Issued Accounting Pronouncements

On June 16, 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. At this time, there is no impact expected to our financial statements as a result of the change in presentation and we will adopt the new presentation in our fiscal year 2013 filings.

On December 23, 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers certain provisions of ASU 2011-05 including the indefinite deferral until further deliberation of the requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that “an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements.” The effective date for public entities is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. In light of this deferral, we will continue to disclose certain reclassifications out of accumulated other comprehensive income as proscribed by the existing literature and we will adopt the other provisions of ASU 2011-05 within our fiscal year 2013 filings.

On July 27, 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08 which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. Similarly, under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50%) impaired, the entity would not need to calculate the fair value of the asset. The ASU did not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the ASU does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted and we plan to adopt this ASU as part of our fiscal 2013 annual impairment test. We do not expect to have any impact to our financial statements as a result of adopting this provision.

B.             Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are our cash and cash equivalents, which comprise primarily of the proceeds from our initial public offering, as well as the cash flow generated from our operations. As of June 30, 2012, we had cash and cash equivalents of RMB501.8 million (US$79.0 million), compared to RMB405.9 million as of June 30, 2011.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended June 30,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in)/provided by operating activities	(104,125)	(26,410)	43,219	6,803
Net cash (used in)/provided by investing activities	156,848	(49,007)	55,817	8,786
Net cash (used in)/provided by financing activities	(35,192)	(19,518)	368	58
Net increase (decrease) in cash and cash equivalents	17,531	(94,935)	99,404	15,647
Effect of exchange rate changes on cash and cash equivalents	(4,714)	(5,918)	(3,506)	(552)
Cash and cash equivalents at beginning of period	493,911	506,728	405,875	63,887
Cash and cash equivalents at end of period	506,728	405,875	501,773	78,982

Operating Activities

Net cash provided by operating activities was RMB43.2 million (US$6.8 million) in fiscal 2012 compared to net cash used in operating activities of RMB26.4 million in fiscal 2011, primarily driven by increased tuition fees and franchised fees collected from our kindergarten and school operations in fiscal 2012. Our net revenue increased by 74.4% from RMB93.5 million in fiscal 2011 to RMB163.0 million (US$25.7 million) in fiscal 2012. Cash generated from other operating income also increased by 215.4% from RMB5.5 million to RMB17.4 million (US$2.7 million). Our cost of revenue and cash operating expenses increased by 63.6% from RMB90.1 million to RMB147.4 million (US$23.2 million). However, our other payables and accruals decreased RMB10.0 million (US$1.6 million) primarily due to payment of consideration for the acquisition of Little New Star Education and Wentai Education of RMB6.1 million (US$1.0 million) and payment of taxes of RMB1.5 million (US$0.2 million). In addition, our prepaid expenses and other current assets increased RMB5.9 million (US$0.9 million) due to advances associated with construction of new schools and kindergartens.

Net cash used in operating activities was RMB26.4 million in fiscal 2011 compared to net cash used in operating activities of RMB104.1 million in fiscal 2010, primarily resulting from cash paid to ELP products suppliers in fiscal 2011 prior to the divestment of our ELP business. Our net revenue increased by 134.3% from RMB39.9 million in fiscal 2010 to RMB93.5 million in fiscal 2011, while our cost of revenue and cash operating expense only increased by 60.0% from RMB56.3 million to RMB90.1 million. However, our accounts payables decreased RMB63.4 million due to cash paid to ELP products suppliers in fiscal 2011 prior to the divestment of our ELP business, and other payables and accruals decreased RMB26.7 million due to the payment of consideration for the acquisition of Little New Star Education of RMB20.6 million.

We believe cash generated from our operating activities is affected by various factors, such as the number of student enrollments, the amount of course fees and our operating costs and expenses. See “—Factors Affecting Our Results of Operations.”

Investing Activities

Net cash provided by investing activities was RMB55.8 million (US$8.8 million) in fiscal 2012 compared to net cash used in investing activities of RMB49.0 million in fiscal 2010. Net cash provided by our investing activities in fiscal 2012 primarily resulted from the final installment of proceeds of RMB47.5 million related to our disposal of the ELP business, decrease in held-to-maturity investment of RMB29.5 million and decrease in short-term fixed deposits of RMB32.0 million, partially offset by payment for acquisition of Yuanbo Education of RMB25.1 million and purchases of property, plant and equipment of RMB27.1 million.

Net cash used in investing activities was RMB49.0 million in fiscal 2011 compared to net cash provided by investing activities of RMB156.8 million in fiscal 2010. Net cash used in our investing activities in fiscal 2011 primarily resulted from acquisition of Wentai Education of RMB35.3 million and purchase of held-to-maturity investment of RMB44.0 million.

We fund our capital expenditures primarily using cash generated from our operating activities and net proceeds received from our initial public offering. See “—Capital Expenditures.”

Financing Activities

Net cash provided by financing activities was RMB0.4 million (US$0.1 million) in fiscal 2012 compared to net cash used in financing activities of RMB19.5 million in fiscal 2011. Net cash provided by our financing activities in fiscal 2012 primarily resulted from proceeds of RMB1.6 million (US$0.2 million) from the exercise of options by our employees in fiscal 2012.

Net cash used in financing activities was RMB19.5 million in fiscal 2011 compared to net cash used in financing activities of RMB35.2 million in fiscal 2010. Net cash used in our financing activities in fiscal 2011 primarily resulted from repurchase of our ADSs of RMB18.4 million in fiscal 2011.

Restrictions on Cash Dividends

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. The total amount of the restricted capital and reserves as of June 30, 2011 and 2012 amounted to RMB494.1 million and RMB583.7 million (US$91.9 million), respectively. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the PRC enterprise income tax law that became effective on January 1, 2008 eliminates the exemption of enterprise income tax on dividend derived by foreign investors from foreign invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax on dividend distributions to their non-PRC shareholders, provided that such non-PRC shareholders are not classified as resident enterprises.

Borrowings

As of the June 30, 2012, we did not have any short-term or long-term borrowings.

Capital Expenditures

In the fiscal year ended June 30, 2012, our capital expenditures mainly included (1) RMB25.1 million (US$4.0 million) paid as consideration for the acquisition of Yuanbo Education and (2) RMB27.3 million (US$4.3 million) used to purchase property, plant and equipment.

We expect our capital expenditures in the fiscal year ended June 30, 2013 to include (1) payment for the remaining cash consideration of RMB7.3 million (US$1.1 million) for the acquisition of Yuanbo Education, (2) RMB35.5 million (US$5.6 million) for the acquisition of DDK Consulting and Xiaoxiao Consulting and (3) RMB25.0 million (US$3.9 million) to acquire fixed assets.

We fund our capital expenditures primarily using cash generated from our operating activities and net proceeds received from our initial public offering. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

Our research and development expenses were RMB1.9 million, RMB2.2 million and RMB3.1 million (US$0.5 million) for the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

D.             Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2011 to June 30, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2012:

	Payment Due by June 30,
	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands of RMB)
Operating lease obligations	66,472	8,328	7,509	5,561	5,405	5,035	34,634
Management fee	107,112	5,006	5,182	3,213	2,899	5,212	85,600
Total	173,584	13,334	12,691	8,774	8,304	10,247	120,234

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2012.

F.                   Safe Harbor

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

Item 6.    Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dong Xu	46	Chairman, Chief Strategy Officer and Acting Chief Executive Officer
Xiaotong Wang	50	Director
Qicai Du	55	Director
Xiao Chen	49	Independent Director
Conrad Kwong Yue Tsang	40	Independent Director
Benzhong Wang	73	Independent Director
Shengli Zheng	69	Independent Director
Dora Li	44	Chief Financial Officer
Tianming Du	62	Vice President
Xu Qin	36	Company Secretary and Vice President

Mr. Dong Xu is a founder of our company and serves as the chairman of our board. Mr. Xu has served as our chief strategy officer since April 1, 2011 and our acting chief executive officer since January 1, 2012. Mr. Xu is also the founder, 100% owner of Leisen Education and 70% owner of Wentai Investment. Mr. Xu served as our chief executive officer from April 2004 to March 2011. In April 2004, Mr. Xu helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Xu was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1995 to 1999, Mr. Xu served as vice president of sales of Tibet Medicine Company. From 1991 to 1995, Mr. Xu served as a manager of the Shenzhen Branch of Chengdu Enwei Group. He has a bachelor’s degree in engineering physics and an EMBA degree from Tsinghua University, China.

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

Mr. Qicai Du has served as a member of our board since January 1, 2012. He has also served as the general manager of Wentai Education since 2002 and the general manager and vice president of Zhongda Foundation since 2008. Mr. Du was the founder of Wentai Education and possesses experience in investment management in education business. Mr. Du obtained a bachelor’s degree in education in 1982 and a master’s degree in education in 1987 from South China Normal University.

Dr. Xiao Chen has served as our independent director since June 2007. Dr. Chen is currently a professor at the Department of Accounting, School of Economics and Management, Tsinghua University, China, where he served in various capacities since 1997. Dr. Chen’s research interests include accounting and capital markets, corporate governance, international taxation, taxation and business strategy, and business valuation. Dr. Chen is a board member of the China Accounting Society and the China Taxation Society. He currently serves as an independent director for China First Chemical Holdings Ltd., a company listed on the Hong Kong Stock Exchange, and Changyou.com Ltd., a NASDAQ-listed company. Dr. Chen received a bachelor in engineering degree in engineering from the Wuhan Institute of Chemical Engineering, China, a master in management engineering degree from the University of Science and Technology of China, and a Ph.D. in economics from Tulane University.

Mr. Conrad Kwong Yue Tsang has served as our independent director since October 2007. Mr. Tsang is currently a managing director with Baring Private Equity Asia, where he has led or participated in seventeen of the firm’s investments primarily in Greater China since joining the firm in 2000. He is currently the Vice Chairman of Hong Kong Venture Capital and Private Equity Association. Mr. Tsang also currently serves on the boards of Minsheng Education, Kangda International Holding Limited, and Towona Media Holding Company Limited. From 1998 to 1999, Mr. Tsang was with the Equity Research Department of Merrill Lynch (Asia Pacific) Limited, covering the regional media and Hong Kong retail sectors. Prior to that, he was with Peregrine Fixed Income Limited. Mr. Tsang received his master’s degree in management studies from the University of Oxford, United Kingdom. He graduated from Imperial College of Science, Technology and Medicine, University of London, United Kingdom with a first class honors degree in electrical and electronic engineering.

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

Ms. Dora Li has served as our chief financial officer since April 1, 2011. Ms. Li served as our vice president of finance from September 2009 to March 2011. Ms. Li served as our acting chief financial officer and chief financial officer from June 2008 to August 2009 and joined us as financial controller in December 2007. Previously, Ms. Li was the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company. From 1999 through 2007, Ms. Li was a senior finance manager at Conair Corp., a Fortune 500 company, in Connecticut. Ms. Li holds a bachelor of arts degree from the Beijing Second Foreign Language Institute, China, and a master of business administration from Thunderbird School of Global Management in Glendale, Arizona. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

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

Ms. Xu Qin has served as our vice president and our board secretary since April 2011. Ms. Qin served as our mergers and acquisitions director from May 2010 to April 2011. Previously, Mr. Qin was an investment manager at Invengo Information Technology Co., Ltd. and a vice general manager of Shenzhen Invengo Venture Capital Co., Ltd. from February 2008 to May 2010. From January to October 2007, she was a visiting scholar at the University of York, United Kingdom. From February 2002 to February 2004, she was an industry analyst at United Securities Research Institute. Mr. Qin holds a doctorate degree in management science and engineering from Tianjin University, China.

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

B.             Compensation

For the fiscal year ended June 30, 2012, we paid an aggregate of approximately RMB5.4 million (US$0.8 million) in cash to our executive officers. We started to pay cash compensation to our non-executive directors in January 2009. As of June 30, 2012, we paid approximately RMB0.4 million (US$0.1 million) in cash compensation to our non-executive directors.

Share Incentives

2007 Share Incentive Plan, 2008 Share Incentive Plan and 2011 Share Incentive Plan. In June 2007, we adopted our 2007 share incentive plan, or 2007 plan, which provides for the issuance of options to purchase up to 1,073,672 shares (or 2,147,344 shares), or 10% of our ordinary shares then outstanding. In December 2008, we adopted our 2008 share incentive plan, or 2008 plan, which provides for the issuance of options to purchase up to 5% of our ordinary shares then outstanding. In April 2011, we adopted our 2011 share incentive plan, or 2011 plan, which provides for the issuance of all awards (including incentive share options) to purchase up to 5% of our ordinary shares then outstanding.

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

Eligibility . We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive stock options, or ISOs, only to our employees and employees of our majority-owned subsidiaries.

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

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2007 plan, 2008 plan and 2011 plan to several of our directors and executive officers and to other individuals as a group. The options in the following table have a term of five years to exercise from the date of grant.

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration of Vesting Period
Dong Xu	180,000	2.60	March 2, 2009	December 31, 2011
Xiao Chen	2,000	6.142	June 30, 2007	June 30, 2010
Dora Li	8,000	5.56	January 18, 2008	December 31, 2010
	38,500	2.60	March 2, 2009	December 31, 2011
Xu Qin	10,000	4.00	May 5, 2010	December 31, 2012
Other individuals as a group	476,104	1.4720	June 30, 2007	December 31, 2008
	94,162	5.56	January 18, 2008	December 31, 2010
	127, 450	2.60	March 2, 2009	December 31, 2011

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

In the fiscal year ended June 30, 2012, our audit committee held four meetings and passed two resolutions by unanimous written consent.

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

In the fiscal year ended June 30, 2012, our compensation committee did not hold any meetings nor pass any resolutions by unanimous written consent.

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

In the fiscal year ended June 30, 2012, our corporate governance and nominating committee did not hold any meetings nor pass any resolutions by unanimous written consent.

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

D.             Employees

We had 951 and 1,354 employees as of June 30, 2010 and 2011, respectively. As of June 30, 2012, we had 2,129 employees, including 1,454 full time teachers, 630 general and administrative staffs, and 30 part-time teachers.

We offer our employees merit-based bonuses based on the overall performance of our company, the performance of the department and the individual. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. In the past, we made insufficient contributions to these funds and plans because of our misunderstanding of the complex rules and regulations, which were not applied uniformly across the cities in which we had employees. Although we have not been challenged by the relevant government authorities, we subsequently determined that our contributions were insufficient. We have since set aside provisions in the amount of RMB8.2 million, RMB2.4 million and RMB2.7 million (US$0.4 million) as of June 30, 2010, 2011 and 2012, respectively, to cover the shortfall in past contributions. We have made the required payments in compliance with the applicable laws and regulations since July 2007.

E.              Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of August 31, 2012, there were 37,618,182 ordinary shares outstanding, which include 1,048,316 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of August 31, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers(1):
Dong Xu(2)	8,258,200	22.0
Xiaotong Wang(3)	4,292,260	11.4
Qicai Du(4)	1,427,104	3.8
Xiao Chen(5)	*	*
Conrad Kwong Yue Tsang(6)	3,364,669	8.9
Dora Li(7)	*	*
Xu Qin(8)	*	*
All Directors and Executive Officers as a Group	17,400,733	46.3
Principal Shareholders:
Jointly Gold Technologies Ltd.(9)	8,258,200	22.0
First Win Technologies Ltd.(10)	5,268,268	14.0
Global Wise Technologies Ltd.(11)	4,292,260	11.4
Baring Asia II Holdings (22) Limited(12)	3,364,669	8.9
Sunshine Nation Limited(13)	2,647,743	7.0

*	Less than 1% of our total issued and outstanding shares

(1)	The business address of our directors and executive officers, except for Mr. Conrad Tsang, is c/o Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(2)	Includes 7,416,810 ordinary shares and 661,390 ADSs, representing 661,390 ordinary shares, held by Jointly Gold Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Xu. These shares also include 180,000 ordinary shares issuable upon exercise of options held by Mr. Xu that will be vested as of October 31, 2012.

(3)	Includes 3,713,710 ordinary shares and 578,550 ADSs, representing 578,550 ordinary shares, held by Global Wise Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Wang.

(4)	Includes 1,427,104 ADSs, representing 1,427,104 ordinary shares.

(5)	Represents ordinary shares issuable upon exercise of options held by Mr. Chen that will be vested as of October 31, 2012.

(6)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands. Mr. Tsang is a board representative of Baring Asia II Holdings (22) Limited. Mr. Tsang disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Baring Asia II Holdings (22) Limited except to the extent of his pecuniary interest therein. The business address of Mr. Tsang is 3801, Two International Finance Centre, Central, Hong Kong.

(7)	Represents ordinary shares issuable upon exercise of options held by Ms. Li that will be vested as of October 31, 2012.

(8)	Represents ordinary shares issuable upon exercise of options held by Mr. Qin that will be vested as of October 31, 2012.

(9)	Jointly Gold Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Mr. Dong Xu. The registered address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(10)	First Win Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Mr. Benguo Tang. The registered address of First Win Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(11)	Global Wise Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Mr. Xiaotong Wang. The registered address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(12)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, which is incorporated solely for the purpose of holding shares in our company for the benefit of the entities that comprise The Baring Asia Private Equity Fund II, or Fund II. The voting and investment power over the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of all of our shares held by Baring Asia II Holdings (22) Limited, except to the extent of their pecuniary interest therein. The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.

(13)	Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The registered address of Sunshine Nation Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Siyuan Du is the sole owner and director of Sunshine Nation Limited.

As of August 31, 2012, The Bank of New York Mellon, the depositary for our ADS program, was our only U.S. record holder, holding 39.4% of our total outstanding ordinary shares, which include 1,048,316 ordinary shares issued to The Bank of New York Mellon in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.    Major Shareholders and Related Party Translations

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.             Related Party Transactions

Contractual Arrangements with Leisen Education and Its Shareholder

The PRC laws currently restrict foreign ownership in the Internet industry in China. We are a Cayman Islands holding corporation and a foreign legal person under the PRC laws. Accordingly, we are currently ineligible to apply for the required Internet licenses and permits in China. We conduct our online business in China through contractual arrangements with Leisen Education and its shareholder. Leisen Education is our consolidated affiliated entity directly owned by Mr. Dong Xu. We have been and expect to continue to be dependent on Leisen Education to operate our online business until we qualify for direct ownership of an online business in China. We have entered into contractual arrangements with Leisen Education, pursuant to which we provide services to Leisen Education in exchange for payments from them. In addition, we have entered into agreements with Leisen Education and its shareholder which provide us with the substantial ability to control Leisen Education and its future subsidiaries. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Leisen Education and Its Shareholder.”

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

Transactions with Benguo Tang

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win, a company wholly owned by Mr. Benguo Tang, one of our founders and our former president and chief operating officer, at a consideration of RMB100.0 million (US$15.7 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011.

Pursuant to the stock purchase agreement in March 2011 (the “Definitive Agreement”), the purchaser will acquire the ELP business and assets (excluding the English and Chinese versions of the “Noah” trademark, cash held by the ELP subsidiaries and our office facilities in Chengdu and Shenzhen) (the “Target Assets”) for RMB100.0 million (US$15.7 million) (the “Purchase Price”). Under the Definitive Agreement, the Purchase Price will be paid to us in three installments: (i) 40% of the Purchase Price will be paid on or before April 12, 2011; (ii) 30% of the Purchase Price will be paid within three months after the date of the first payment, subject to consummation of the closing of the purchase and sale of the target assets; and (iii) the remaining 30% of the Purchase Price will be paid at the later of (x) six months after the date of the first payment and (y) the substantial completion of the restructuring to carve out the Target Assets. The purchase and sale of the target assets will close upon the completion of certain restructuring steps with respect to certain of our subsidiaries that are involved in the ELP business and the purchaser will be responsible for the operation of the ELP business from April 1, 2011, including earnings or losses during the period between signing and closing. In light of the spin-off of our ELP business, we sold our equity interests in Well Profit Creation Limited and its subsidiaries, namely, Noah Education Development (Chengdu) Co., Ltd., Chengdu Zhiyuan Noah Education Technology Co. Ltd., Chengdu Innovative Noah Electronic Co., Ltd., Innovative Noah Electronic (Shenzhen) Co., Ltd., New Noah Technology (Shenzhen) Co., Ltd., to First Win. We also terminated our contractual arrangements with Noah Zhi Yuan.

We received the initial installment of the U.S. dollar equivalent of RMB40 million (US$6.3 million) in April 2011, the second installment of RMB17.5 million (US$2.8 million) in July 2011 and the final installment of RMB30.0 million (US$4.7 million) in October 2011. We have released the shares pledged by Mr. Tang as security for his payment obligations under the stock purchase agreement. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

Equity Compensation Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives.”

Advances to Related Parties

From time to time, we make advances to employees for travel and related expenses incurred in connection with business activities undertaken on our behalf. As of June 30, 2010, 2011 and 2012, amounts due from directors and officers were RMB0.4 million, nil and nil, respectively.

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

Item 8. Financial Information

A.             Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

In fiscal 2010 and fiscal 2011, our subsidiaries that operated the ELP business have been subject to several intellectual property legal proceedings. We were not involved in any legal or administrative proceedings in fiscal 2012.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the PRC enterprise income tax law that became effective on January 1, 2008 eliminates the exemption of enterprise income tax on dividend derived by foreign investors from foreign invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax on dividend distributions to their non-PRC shareholders, provided that such non-PRC shareholders are not classified as resident enterprises.

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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended June 30, 2008 (from October 19, 2007)	23.70	4.76
Fiscal year ended June 30, 2009	5.91	1.85
Fiscal year ended June 30, 2010	6.16	3.50
Fiscal year ended June 30, 2011	3.75	1.73
Fiscal year ended June 30, 2012	2.59	1.00

Quarterly High and Low
Fiscal quarter ended September 30, 2010	3.75	1.73
Fiscal quarter ended December 31, 2010	2.68	1.85
Fiscal quarter ended March 31, 2011	2.26	1.87
Fiscal quarter ended June 30, 2011	2.78	1.82
Fiscal quarter ended September 30, 2011	2.59	1.57
Fiscal quarter ended December 31, 2011	2.59	1.00
Fiscal quarter ended March 31, 2012	2.28	1.50
Fiscal quarter ended June 30, 2012	1.64	1.02
Fiscal quarter ended September 30, 2012	1.49	1.11

Monthly Highs and Lows
April 2012	1.64	1.35
May 2012	1.50	1.09
June 2012	1.47	1.02
July 2012	1.45	1.20
August 2012	1.36	1.11
September 2012	1.49	1.26
October 2012 (through October 26)	1.45	1.19

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

Liquidation . On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), proceeds from disposition of assets lawfully available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis.

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

Indemnification . Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

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

People’s Republic of China Taxation

Under the PRC enterprise income tax law and the implementing rules, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. Therefore, if the Company is considered a non-resident enterprise for purposes of the PRC enterprise income tax law, a 10% withholding tax will be imposed on dividends paid to the Company by its subsidiaries in China. In such a case, there will be no PRC withholding tax on dividends paid by the Company to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by the Company to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.

Under the PRC enterprise income tax law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and are subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementing rules of the PRC enterprise income tax law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be subject to tax under the PRC enterprise income tax law at the rate of 25% and, to the extent we were to generate substantial amount of income outside of PRC in the future, we would be subject to additional taxes. Because substantially all of our management are currently located in China, we and our offshore subsidiaries may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. Notwithstanding the foregoing provision, the PRC enterprise income tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, having ownership interest in a PRC enterprise.

Moreover, under the PRC enterprise income tax law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in China, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within China unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If the Company is considered a PRC resident enterprise, it is unclear whether the dividends the Company pays with respect to the Company’s ordinary shares or ADSs, or the gain you may realize from the transfer of the Company’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2012. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and cash equivalents during the taxable year ended June 30, 2012, we believe we were a PFIC for such year. In addition, we believe there is a significant risk we will be a PFIC for the current taxable year ending June 30, 2013 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.

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

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs or ordinary shares:

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. It is possible one or more of our subsidiaries were PFICs for the taxable year ended June 30, 2012. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are treated as a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect the ADSs will continue to be listed on the New York Stock Exchange and, consequently, provided the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you if we are a PFIC, as we believe we were for our taxable year ended June 30, 2012. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR PFIC STATUS (INCLUDING OUR PFIC STATUS IN YEARS PRIOR TO OUR TAXABLE YEAR ENDED JUNE 30, 2012) ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN ADSs OR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2013, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a “PRC resident enterprise” under PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended June 30, 2012. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, including the effects of any change in law.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended June 30, 2012. Therefore, the United States federal income tax consequences of a sale or other disposition could be materially different. See “—Passive Foreign Investment Company” above.

Any such gain or loss you recognize generally will be treated as U.S. source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following five years. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of June 30, 2012 into Renminbi at the exchange rate of US$1.00 for RMB6.3530 as of June 29, 2012, such a cash balance would have been RMB6.35 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.29 million as of June 30, 2012.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7% , 3.3% and 5.4% in calendar year 2009, 2010 and 2011. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

The depositary has agreed to waive certain fees incurred by us that are related to establishment and maintenance of the American Depositary Receipts program. In fiscal 2012, the depositary waived total fees of US$131,500.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

A.–D.      Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E.             Use of Proceeds

On October 24, 2007, we completed our initial public offering of ADSs sold by us and a selling shareholder. In the initial public offering, we registered and sold 10,202,641 ADSs (including over-allotment options), representing 10,202,641 ordinary shares, at US$14.00 per ADS. The aggregate price of the offering amount registered and sold was approximately US$142.8 million, of which we received net proceeds of approximately US$132.7 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. We used the net proceeds received from our initial public offering during the fiscal year ended June 30, 2012 as follows:

•	approximately US$4.0 million to fund our expansion into the education services business such as acquiring children’s English language training business and early childhood, primary and secondary education services business;

•	approximately US$0.5 million to fund research and development efforts; and

•	approximately US$0.04 million to repurchase ADSs from the open market in fiscal 2012.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our acting chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Based on such evaluation, our acting chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of June 30, 2012. In making its assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2012.

Changes in Internal Control over Financial Reporting

In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education through a series of transactions. In July 2011, we completed the acquisition of an 80% equity interest in Yuanbo Education. Both Wentai Education and Yuanbo Education are young, private companies with limited accounting and other resources with which to adequately address their internal controls and procedures. Following the acquisitions of Wentai Education and Yuanbo Education, we took steps to improve their internal control over financial reporting, including hiring additional accounting staff, training their new and existing staff and augmenting their financial information technology systems.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the Year Ended June 30,
	2010	2011	2012
	(in thousands of US$)
Audit fees (1)	450	500	350
Audit-related fees (2)	—	—	—
Tax fees (3)	21	—	—
All other fees (4)	—	—	29

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the ADSs repurchased by us as of June 30, 2012.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
September 1, 2011 to September 30, 2011(3)	12,595	US$	1.82	12,595	US$	14,886,530
June 1, 2012 to June 30, 2012	13,600	US$	1.27	13,600	US$	14,869,313
Total	26,195	US$	1.53	26,195	US$	14,869,313

(1)	All the ADSs were purchased in the open market.

(2)	Each of our ADSs represents one ordinary share.

(3)	On June 10, 2011, our board of directors approved a share repurchase plan to repurchase up to US$15 million of our ADSs in the open market through June 10, 2013.

The ADSs repurchased in the fiscal 2012, representing 26,195 ordinary shares, have been cancelled.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements

The consolidated financial statements of Noah Education Holdings Ltd., its subsidiaries and its variable interest entities are included at the end of this annual report.

Item 19.  Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 3 of Form 6-K furnished with the Commission on December 19, 2008)
4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 4 of Form 6-K furnished with the Commission on December 19, 2008)
4.3	2011 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Commission on June 17, 2011)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
4.5	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
4.6	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)

Exhibit Number	Description of Document

4.7	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.8	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.9	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.10	Share Purchase Agreement dated May 22, 2009 between Sunshine Nation Limited, Tianming Du, Liangdong Du, Siyuan Du and the Registrant (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.11	English Translation of Equity Acquisition Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd and Global Ring Limited (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.12	English Translation of Equity Transfer Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd. and Shenzhen Zhi Yuan Noah Internet Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.13	English Translation of Investment Agreement dated March 12, 2010, First Supplemental Agreement dated March 17, 2010 and Second Supplemental Agreement dated June 30, 2010 between Noah Education, Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.14	English Translation of Equity Transfer and Capital Increase Agreement dated April 9, 2010 between Noah Education, Shenzhen Jinyinhe Investment Co., Ltd., Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.15	English Translation of Services Agreement, dated October 28, 2010, between Wentai Education and Wentai Investment (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.16	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.17	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education and Wentai Investment (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.18	English Translation of Call Option Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.19	English Translation of Loan Agreement, dated March 12, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)

Exhibit Number	Description of Document
4.20	English Translation of Form of Services Agreement between Wentai Education and Schools (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.21	English Translation of Power of Attorney, dated April 23, 2010, by Xu Dong and Qicai Du in favor of Wentai Education in respect of Wentai Investment (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.22	English Translation of Power of Attorney, dated April 23, 2010, by Wentai Investment in favor of Wentai Education in respect of Zhongda Foundation (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.23	English Translation of Operation and Management Agreement, dated April 23, 2010, among Wentai Education, Wentai Investment, Xu Dong and Qicai Du (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.24	English Translation of Software Development and Maintenance Agreement, dated June 8, 2011, between Animation Digital and Leisen Education(incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.25	English Translation of Exclusive Technology Supporting and Consulting Service Agreement, dated June 8, 2011, between Animation Digital and Leisen Education(incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.26	English Translation of Content Services Agreement, dated June 8, 2011, between Animation Digital and Leisen Education (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.27	English Translation of Equity Pledge Agreement, dated June 8, 2011 between Animation Digital and Dong Xu (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.28	English Translation of Call Option Agreement, dated June 8, 2011 between Animation Digital and Dong Xu (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.29	English Translation of Loan Agreement, dated June 8, 2011 between Animation Digital and Dong Xu (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.30	English Translation of Power of Attorney by Dong Xu in favor of Animation Digital in respect of Leisen Education (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.31	Amended and Restated Stock Purchase Agreement dated June 8, 2011 by and among First Win, Noah and Benguo Tang (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.32	English Translation of Equity Transfer and Capital Increase Agreement dated April 13, 2011 by and among Noah Education, Yuanbo Education, Li Cao and Rongda Liu (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.33	English Translation of Investment Agreement dated April 13, 2011 by and among Noah Education, Yuanbo Education, Li Cao and Rongda Liu(incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)

Exhibit Number	Description of Document

4.34	English Translation of the First Supplementary Agreement to Investment Agreement dated May 18, 2011 by and among Noah Education, Yuanbo Education, Li Cao, Zhengan Chen and Rongda Liu(incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.35	English Translation of the Second Supplementary Agreement to Investment Agreement dated July 22, 2011 by and among Noah Education, Yuanbo Education, Li Cao, Zhengan Chen and Rongda Liu(incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.36*	English Translation of Investment Agreement dated August 2, 2012 by and among Yuanbo Education, DDK consulting, Zhejiang Fengming Chemical Fiber Co., Ltd, Daoyue Sun, Guoping Dong, Changlin Fei and Tongxiang Fengming Fukang Cultural and Industrial Investment Co., Ltd.
4.37*	English Translation of Equity Transfer Agreement dated August 2, 2012 by and among Yuanbo Education, Zhejiang Fengming Chemical Fiber Co., Ltd, Daoyue Sun, Guoping Dong and Changlin Fei
4.38*	English Translation of Supplementary Agreement to Investment Agreement dated August 29, 2012 by and among Yuanbo Education, DDK consulting, Zhejiang Fengming Chemical Fiber Co., Ltd., Daoyue Sun, Guoping Dong, Changlin Fei, Tongxiang Fengming Fukang Cultural and Industrial Investment Co., Ltd., Daidaikang Mickey Kindergarten, Daidaikang Nanhu New District Kindergarten, Daidaikang Nobel Kindergarten, Daidaikang American English Kindergarten and Daidaikang Lvdu Early learning Center
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Scheme Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Noah Education Holdings Ltd.

By:	/s/ Dong Xu
Name: Dong Xu Title: Acting Chief Executive Officer

Date: October 31, 2012

NOAH EDUCATION HOLDINGS LTD.

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended June 30, 2010, 2011 and 2012

NOAH EDUCATION HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010, 2011 AND 2012

Page(s)

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of June 30, 2011 and 2012	F-2

Consolidated Statements of Income for the years ended June 30, 2010, 2011 and 2012	F-3

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended June 30, 2010, 2011 and 2012	F-4

Consolidated Statements of Cash Flows for the years ended June 30, 2010, 2011 and 2012	F-5

Notes to the Consolidated Financial Statements	F-6 - F-63

Schedule 1 - Noah Education Holdings Ltd. - condensed financial information as of June 30, 2011 and 2012 and for the years ended June 30, 2010, 2011 and 2012	F-64 - F-68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Education Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Noah Education Holdings Ltd., its variable interest entities and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2012. Our audits also included the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Education Holdings Ltd. its variable interest entities and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(d). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

October 31, 2012

NOAH EDUCATION HOLDINGS LTD.

Consolidated Balance Sheets

		As of June 30,
	NOTES	2011	2012	2012
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		405,874,701	501,772,653	78,982,001
Short-term bank deposits		32,000,000	-	-
investments	4	50,003,441	20,503,441	3,227,364
Accounts receivable, net of allowance of doubtful debts of nil and RMB583,753 as of June 30, 2011 and 2012, respectively	5	1,668,007	750,854	118,189
Related party receivables	20	47,532,200	-	-
Inventories	6	6,197,967	5,451,811	858,147
Prepaid expenses and other current assets	7	12,583,468	19,798,366	3,116,381

Total current assets		555,859,784	548,277,125	86,302,082
Investments	4	12,943,200	17,761,427	2,795,754
Property, plant and equipment, net	8	171,920,948	184,477,616	29,037,874
Intangible assets, net	9	39,019,235	68,815,388	10,831,951
Goodwill	2(l)	103,025,561	56,738,812	8,931,027
Deposits for acquisitions of subsidiaries		4,000,000	-	-
Deposits for property, plant and equipment		743,243	618,519	97,359
Deferred tax assets		-	298,831	47,038

Total assets		887,511,971	876,987,718	138,043,085

Liabilities and Shareholders' Equity
Current liabilities
Accounts payables (including accounts payables of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB2,787,205 and RMB1,704,882 as of June 30, 2011 and 2012, respectively)		2,835,594	1,778,569	279,957
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB7,188,735 and RMB11,543,149 as of June 30, 2011 and 2012, respectively)	12	34,236,817	27,925,392	4,395,623
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB224,523 and RMB427,071 as of June 30, 2011 and 2012, respectively)		227,516	431,748	67,960
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB3,597,881 and RMB7,030,809 as of June 30, 2011 and 2012, respectively)		5,732,080	14,217,785	2,237,964
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB7,210,725 and RMB13,020,663 as of June 30, 2011 and 2012, respectively)		20,420,720	28,105,992	4,424,050
Contingent consideration payable	10	-	7,272,337	1,144,709

Total current liabilities		63,452,727	79,731,823	12,550,263

Non-current liabilities
Deferred tax liabilities		4,589,541	7,585,920	1,194,069
Deferred revenue		5,327,152	3,864,580	608,308
Other liabilities		-	1,102,801	173,588

Total non-current liabilities		9,916,693	12,553,301	1,975,965

Total liabilities		73,369,420	92,285,124	14,526,228

Commitments and contingencies	21

Shareholders' Equity
Ordinary Shares, US$0.00005 par value; 1,000,000,000 shares authorized as of June 30, 2011 and 2012; 36,427,851 and 36,569,866 shares issued and outstanding as of June 30, 2011 and 2012, respectively	13	14,799	14,843	2,336
Additional paid-in capital		1,042,785,726	1,046,863,605	164,782,560
Accumulated other comprehensive loss		(119,328,924)	(124,039,206)	(19,524,510)
Accumulated losses		(154,312,678)	(207,870,563)	(32,720,062)

Total Noah Education Holdings Ltd. shareholders' equity		769,158,923	714,968,679	112,540,324

Non-controlling interests		44,983,628	69,733,915	10,976,533

Total equity		814,142,551	784,702,594	123,516,857

Total liabilities and shareholders' equity		887,511,971	876,987,718	138,043,085

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME

	NOTES	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Continuing operations
Net revenue		39,897,671	93,474,859	163,022,321	25,660,683
Cost of revenue		(18,493,517)	(43,325,518)	(86,377,388)	(13,596,315)

Gross profit		21,404,154	50,149,341	76,644,933	12,064,368

Research and development expenditures		(1,878,735)	(2,212,193)	(3,103,168)	(488,457)
Selling and marketing expenses		(3,390,773)	(3,979,909)	(6,096,483)	(959,623)
General and administrative expenses		(42,170,339)	(65,468,504)	(86,725,310)	(13,651,080)
Other operating expenses	15	(2,861,943)	(10,571,986)	(2,059,054)	(324,107)
Impairment loss on goodwill		-	-	(57,393,867)	(9,034,136)
Other operating income	16	278,595	5,512,172	17,446,516	2,746,186

Operating loss		(28,619,041)	(26,571,079)	(61,286,433)	(9,646,849)
Impairment loss on investment	4	-	(4,409,508)	(809,270)	(127,384)
Interest income	2(r)	9,134,152	1,880,147	1,402,253	220,723
Investment income	4	2,823,770	11,022,226	18,682,916	2,940,802
Other non-operating income (expenses)	17	5,962,349	(1,179,859)	4,762,338	749,621

Loss before income tax		(10,698,770)	(19,258,073)	(37,248,196)	(5,863,087)
Income tax expenses	18	(164,400)	(6,219,458)	(10,430,402)	(1,641,807)

Net loss from continuing operations		(10,863,170)	(25,477,531)	(47,678,598)	(7,504,894)

Net income (loss) from discontinued operations	11	16,522,995	(382,515,241)	-	-

Net income (loss)		5,659,825	(407,992,772)	(47,678,598)	(7,504,894)
Less: net income attributable to non-controlling interest		-	(3,344,272)	(5,879,287)	(925,435)

Net income (loss) attributable to the Noah Education Holdings Ltd. shareholders		5,659,825	(411,337,044)	(53,557,885)	(8,430,329)

Net income (loss) per share	19

From continuing and discontinued operations
Basic		0.15	(11.16)	(1.47)	(0.23)
Diluted		0.15	(11.16)	(1.47)	(0.23)
From continuing operations
Basic		(0.28)	(0.78)	(1.47)	(0.23)
Diluted		(0.28)	(0.78)	(1.47)	(0.23)

From discontinued operation
Basic		0.43	(10.38)	-	-
Diluted		0.42	(10.38)	-	-

Weighted average ordinary shares outstanding
Basic		38,327,047	36,856,451	36,519,353	36,519,353
Diluted		39,201,389	37,091,472	36,588,077	36,588,077

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Noah Education Holdings Ltd. shareholders							Comprehensive income (loss)
								Attributable
				Accumulated				to Noah	Attributable
			Additional	other	Accumulated	Non-		Education	to
	Ordinary shares		paid-in	comprehensive	income	Controlling		Holding Ltd.	non-controlling
	Share	Amount	capital	loss	(losses)	interest	Total	shareholders	interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of July 1, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	-	1,187,094,217
Issue of shares (note 13)	2,647,743	905	37,384,095	-	-	-	37,385,000
Share repurchase (note 13)	(1,394,300)	(477)	(38,698,132)	-	-	-	(38,698,609)
Exercise of share options (note 13)	771,138	263	10,506,239	-	-	-	10,506,502
Net income	-	-	-	-	5,659,825	-	5,659,825	5,659,825	-	(5,659,825)
Share-based compensation (note 14)	-	-	10,395,821	-	-	-	10,395,821
Cumulative translation adjustment, net of tax	-	-	-	(4,714,440)	-	-	(4,714,440)	(4,714,440)	-	(4,714,440)
Unrealized gain on available-for-sale investment, net of tax	-	-	-	9,395,254	-	-	9,395,254	9,395,254	-	9,395,254

As of June 30, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	-	1,217,023,570	10,340,639	-	10,340,639

Issue of shares as employee compensation (note 13)	150,000	49	2,429,120	-	-	-	2,429,169
Share repurchase (note 13)	(1,375,478)	(458)	(18,404,391)	-	-	-	(18,404,849)
Exercise of share options (note 13)	39,628	13	386,445	-	-	-	386,458
Net income (loss)	-	-	-	-	(411,337,044)	3,344,272	(407,992,772)	(411,337,044)	3,344,272	(407,992,772)
Share-based compensation	-	-	9,008,496	-	-	-	9,008,496
Cumulative translation adjustment, net of tax	-	-	-	(36,155,598)	-	-	(36,155,598)	(36,155,598)	-	(36,155,598)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(12,523,254)	-	-	(12,523,254)	(12,523,254)	-	(12,523,254)
Disposal of subsidiaries	-	-	-	18,301,552	-	-	18,301,552	18,301,552	-	18,301,552
Acquisition of subsidiaries (note 10)	-	-	-	-	430,423	41,639,356	42,069,779

As of June 30, 2011	36,427,851	14,799	1,042,785,726	(119,328,924)	(154,312,678)	44,983,628	814,142,551	(441,714,344)	3,344,272	(438,370,072)

Share repurchase (note 13)	(26,195)	(9)	(254,502)	-	-	-	(254,511)
Exercise of share options (note 13)	168,210	53	1,572,375	-	-	-	1,572,428
Net income (loss)	-	-	-	-	(53,557,885)	5,879,287	(47,678,598)	(53,557,885)	5,879,287	(47,678,598)
Share-based compensation (note 14)	-	-	2,760,006	-	-	-	2,760,006
Cumulative translation adjustment, net of tax	-	-	-	(3,899,857)	-	-	(3,899,857)	(3,899,857)	-	(3,899,857)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(810,425)	-	-	(810,425)	(810,425)	-	(810,425)
Acquisition of subsidiaries (note 10)	-	-	-	-	-	19,821,000	19,821,000
Dividends to non-controlling interest	-	-	-	-	-	(950,000)	(950,000)

As of June 30, 2012	36,569,866	14,843	1,046,863,605	(124,039,206)	(207,870,563)	69,733,915	784,702,594	(58,268,167)	5,879,287	(52,388,880)

As of June 30, 2012 (US$)		2,336	164,782,560	(19,524,509)	(32,720,063)	10,976,533	123,516,857	(9,171,756)	925,435	(8,246,321)

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	5,659,825	(407,992,772)	(47,678,598)	(7,504,894)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of intangible assets	6,895,938	8,268,550	4,703,847	740,414
Depreciation of property, plant and equipment	10,827,312	17,244,752	23,222,390	3,655,342
Allowance for doubtful debts (net)	21,262,662	162,710,320	583,753	91,886
Write-down of excess and obsolete inventories	9,667,136	84,504,513	-	-
Loss on disposal of property, plant and equipment	696,290	1,327,093	60,395	9,507
Impairment loss on intangible assets	264,227	942,678	3,000,000	472,218
Impairment loss on goodwill	-	-	57,393,867	9,034,136
Share-based compensation	10,395,821	11,437,616	2,760,006	434,441
Gain on trading investments, net	(868,255)	(653,861)	-	-
Gain on disposal of Electronic Learning Products ("ELP") business (note 11)	-	(11,936,125)	-	-
Impairment loss on other investment (note 4)	-	4,409,508	1,890,270	297,540
Change in fair value of contingent consideration payable (note 10)	-	-	(58,665)	(9,234)
Gain on disposal of a subsidiary	-	-	(302,004)	(47,537)

Changes in current assets and liabilities:
Trading investments	3,354,018	6,147,040	-	-
Accounts receivable	(158,332,518)	111,403,206	333,400	52,479
Related party receivables	190,423	165,218	-	-
Inventories	(399,894)	26,858,112	671,497	105,698
Prepaid expenses and other current assets	187,521	39,486,852	(5,952,494)	(936,958)
Deferred tax assets	808,067	2,189,542	195,050	30,702
Accounts payables	(5,572,429)	(63,378,727)	(1,057,025)	(166,382)
Other payables and accruals	(14,806,402)	(26,721,883)	(9,996,010)	(1,573,432)
Advances from customers	2,831,761	1,174,529	204,232	32,147
Deferred revenue	4,449,056	750,752	6,331,587	996,629
Income tax payables	(564,214)	5,420,618	8,485,705	1,335,700
Deferred tax liabilities	(1,071,396)	(167,801)	(1,572,771)	(247,564)

Net cash provided by (used in) operating activities	(104,125,051)	(26,410,270)	43,218,432	6,802,838

Cash flows from investing activities:
Acquisition of property, plant and equipment	(20,361,429)	(18,132,076)	(27,139,743)	(4,271,957)
Acquisition of intangible assets	(7,825,000)	(3,631,976)	-	-
Acquisition of the Little New Star Education Group (note 10)	(4,485,215)	-	-	-
Acquisition of the Wentai Education Group (note 10)	-	(35,283,311)	(697,611)	(109,808)
Acquisition of Yuanbo Education Group (note 10)	-	-	(25,097,061)	(3,950,427)
Settlement of related party receivables	-	-	47,532,200	7,481,851
Disposal of ELP business (note 11)	-	28,041,081	-	-
Disposal of a subsidiary	-	-	(280,403)	(44,137)
Deposits for acquisitions of subsidiaries	(4,200,000)	(4,000,000)	-	-
Purchase of held-to-maturity investments	-	(44,000,000)	-	-
Redemption of held-to-maturity investments	-	-	29,500,000	4,643,476
Increase in investments	(20,480,700)	-	-	-
Decrease in short-term bank deposits	214,200,000	28,000,000	32,000,000	5,036,990

Net cash provided by (used in) investing activities	156,847,656	(49,006,282)	55,817,382	8,785,988

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	49	-	-
Proceeds from exercise of shares options	10,506,502	386,458	1,572,428	247,510
Shares repurchase	(38,698,609)	(18,404,849)	(254,511)	(40,062)
Dividend paid to non-controlling shareholders	-	-	(950,000)	(149,536)
Repayment of short term borrowings	(7,000,000)	(1,500,000)	-	-

Net cash provided by (used in) financing activities	(35,192,107)	(19,518,342)	367,917	57,912

Net increase (decrease) in cash and cash equivalents	17,530,498	(94,934,894)	99,403,731	15,646,738
Effect of exchange rate changes on cash and cash equivalents	(4,714,440)	(5,917,929)	(3,505,779)	(551,830)
Cash and cash equivalents at the beginning of year	493,911,466	506,727,524	405,874,701	63,887,093

Cash and cash equivalents at the end of year	506,727,524	405,874,701	501,772,653	78,982,001

Supplemental disclosure of cash flow information:
Income tax (refund) paid	(803,368)	513,598	3,328,263	523,888

Non-cash investing and financing activities:
Acquisition of LNS through issue of shares	37,385,000	-	-	-
Acquisition of LNS through settlement of deposits paid	21,581,952	-	-	-
Acquisition of Wentai Education Group through settlement of deposits paid	-	4,200,000	-	-
Acquisition of Yuanbo Education Group through settlement of deposit paid	-	-	4,000,000	629,624

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company information

Noah Education Holdings Ltd. (the "Company"), its subsidiaries and variable interest entities ("VIEs") (hereinafter collectively referred to as the "Group") is engaged in the business of providing kindergarten education, primary and secondary education, and after-class English language learning service in the People's Republic of China (the "PRC").

Before June 8, 2011, the Group was also engaged in Electronic Learning Products ("ELP") business, which provided interactive electronic educational materials, developing and providing content targeting primarily Chinese elementary, middle and high school students in the PRC with content focused on interactive, multimedia learning materials that complement the Chinese national and local school curricula, covering subjects such as English, Chinese, physics, chemistry, geography and history. Such ELP business was discontinued with effect from June 8, 2011 (See note 11).

VIE arrangements

Current PRC laws and regulations place certain restrictions on foreign investment in and ownership of online operations and primary and secondary educational services business. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, two PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals. The contractual arrangements include a series of contracts entered into between the Group's PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, software development and maintenance agreement, technology supporting and consulting, service agreements, operation and management agreement and content providing agreement. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from the subsidiaries of these PRC affiliated entities; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements.

To comply with PRC laws and regulations relating to foreign ownership restrictions, the Group currently conducts its primary and secondary education services business and online operations in China through contractual arrangements with Shenzhen Wentai Investment Co., Ltd. ("Wentai Investment") and Changsha Leisen Education Software Co., Ltd. ("Leisen Education"), respectively, (collectively referred as the "Two PRC Affiliated Entities") and the equity holders of the Two PRC Affiliated Entities, who are PRC nationals. To provide the Company effective control over the Two PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Two PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered between Leisen Education, Wentai Investment and their respective direct equity holders.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements with Leisen Education and its Shareholders

The Company's relationships with Leisen Education and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Leisen Education and Changsha Little New Star Animation Digital Technology Co., Ltd ("Animation Digital") is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Leisen Education and Animation Digital, Leisen Education does not transfer any other funds generated from its operations to Animation Digital.

Agreements that provide effective control over Leisen Education

Equity Pledge Agreement. Pursuant to the equity pledge agreement between Animation Digital and Mr. Dong Xu, the shareholder of Leisen Education, who pledged all of his equity interest in Leisen Education to Animation Digital to guarantee the performance of Leisen Education's obligations under the software development and maintenance agreement, the exclusive technology supporting and consulting service agreement and the content providing agreement. If Leisen Education or Mr. Dong Xu breaches its respective contractual obligations, Animation Digital, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Dong Xu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Leisen Education without the prior written consent of Animation Digital.

Option Agreement. Under the option agreement between Mr. Dong Xu and Animation Digital, Mr. Dong Xu irrevocably granted Animation Digital or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Leisen Education within ten years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Leisen Education is RMB2.8 million which is equal to the loan granted to Mr. Xu by Animation Digital. Animation Digital may exercise the option at any time or times at its sole discretion. Without Animation Digital's prior written consent, Mr. Dong Xu shall not transfer or otherwise dispose of any equity interests in Leisen Education or allow Leisen Education to declare any dividends. The Option Agreement shall not be unilaterally terminated without Animation Digital's prior consent.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements with Leisen Education and its Shareholders - continued

Agreements that provide effective control over Leisen Education - continued

Loan Agreement. Pursuant to the loan agreement between Animation Digital and Mr. Dong Xu, Animation Digital agreed to grant a loan of RMB2.8 million to Mr. Dong Xu for his investment in the share capital of Leisen Education. Mr. Dong Xu is not required to make any interest payment to Animation Digital. Without Animation Digital's prior consent, Mr. Dong Xu shall not pledge his equity interests in Leisen Education to any third party. Mr. Dong Xu agreed to repay the loan upon the receipt of the repayment notification of Animation Digital at any time. The loan can be repaid only with the proceeds from transfer of the Mr. Dong Xu’s equity interest in Leisen Education to Animation Digital.

Power of Attorney. Mr. Dong Xu, the sole shareholder of Leisen Education, has executed a power of attorney to any person designated by Animation Digital to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Leisen Education requiring shareholder approval. The term of each of this power of attorney is ten years from the date thereof.

Agreements that transfer economic benefits to the Company

Software Development and Maintenance Agreement. Pursuant to the software development and maintenance agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to develop software related to the website owned and operated by Leisen Education, and to provide subsequent software maintenance and management services to Leisen Education. The software developed by Animation Digital thereunder remains the property of Animation Digital, but is exclusively licensed to Leisen Education. Leisen Education agrees to pay annual service fees of 40% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements with Leisen Education and its Shareholders - continued

Agreements that transfer economic benefits to the Company - continued

Exclusive Technology Supporting and Consulting Service Agreement. Pursuant to the exclusive technology supporting and consulting service agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education technology supporting and consulting services related to the business operations of Leisen Education. Any and all intellectual property created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 40% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Content Providing Agreement. Pursuant to the content providing agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education the content needed for the website owned and operated by Leisen Education. Any and all intellectual properties created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 10% of its total annual revenue to the Company. Leisen Education agrees to pay annual service fees of 10% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Contractual arrangements with Wentai Investment and its Shareholders

The Company's relationships with Wentai Investment and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of the shareholder of Wentai Investment and Shenzhen Wentai Education Industry Development Co., Ltd. ("Wentai Education") is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Wentai Investment and Wentai Education, Wentai Investment does not transfer any other funds generated from its operations to Wentai Education.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements with Wentai Investment and its Shareholders - continued

Agreements that provide effective control over Wentai Investment

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated April 23, 2010 between Wentai Education and the shareholders of Wentai Investment, namely Mr. Dong Xu and Mr. Qicai Du, each shareholder pledged all of his equity interest in Wentai Investment to Wentai Education to guarantee the performance of service agreements by Wentai Investment and its schools that they had entered into with Wentai Education. Separately, Wentai Education has entered into an equity pledge agreement with Wentai Investment on April 23, 2010, pursuant to which Wentai Investment pledged all of its 67% equity interest in Guangzhou Zhongda Foundation Education Investment Management Co., Ltd. ("Zhongda Foundation") to Wentai Education for the same purpose. If Wentai Investment or any of its shareholders breaches its respective contractual obligations under the equity pledge agreements, Wentai Education, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Wentai Investment and its shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhongda Foundation and Wentai Investment, respectively, without the prior written consent of Wentai Education.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements with Wentai Investment and its Shareholders - continued

Agreements that provide effective control over Wentai Investment - continued

Option Agreement. Under the option agreement dated April 23, 2010 between the shareholders of Wentai Investment and Wentai Education, the shareholders of Wentai Investment irrevocably granted Wentai Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Wentai Investment within 20 years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Wentai Investment is RMB 30 million which is the registered capital of Wentai Investment. Wentai Education may exercise the option at any time or times at its sole discretion. Without Wentai Education's prior written consent, the shareholders of Wentai Investment shall not transfer, pledge or otherwise dispose of any equity interests in Wentai Investment or allow Wentai Investment to declare any dividends. The Option Agreement shall not be unilaterally terminated without Wentai Education's prior consent.

Loan Agreement. Pursuant to the loan agreement between Wentai Education and the shareholders of Wentai Investment, dated March 12, 2010, Wentai Education agreed to lend RMB21 million to Mr. Dong Xu and RMB9 million to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Without Wentai Education's prior consent, Mr. Xu and Mr. Du shall not pledge their equity interests in Wentai Investment to any third party. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from transfer of the Mr. Dong Xu and Mr. Qicai Du’s equity interest in Wentai Investment to Wentai Education.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements with Wentai Investment and its Shareholders - continued

Agreements that provide effective control over Wentai Investment - continued

Operation and Management Agreement. Pursuant to the operation and management agreement dated April 23, 2010 among Wentai Education, Wentai Investment and the shareholders of Wentai Investment, Mr. Dong Xu and Mr. Qicai Du, Wentai Education will provide policy directions and instructions on Wentai Investment's daily operations and financial management. The shareholders of Wentai Investment must designate the candidates recommended by Wentai Education as their representatives on Wentai Investment's board of directors, and Wentai Investment must appoint such candidates. Wentai Investment must also appoint any candidate nominated by Wentai Education to be its senior executive. In addition, Wentai Education agrees to guarantee Wentai Investment's performance under any business agreements or arrangements with any third party. Moreover, Wentai Investment agrees that without the prior consent of Wentai Education, Wentai Investment will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Wentai Investment and Zhongda Foundation, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement is twenty years from the date thereof and will be automatically renewed for twenty years unless otherwise terminated in writing by Wentai Education.

Power of Attorney. Mr. Dong Xu and Mr. Qicai Du, the only shareholders of Wentai Investment, have each executed a power of attorney to any person designated by Wentai Education to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Wentai Investment requiring shareholder approval. The term of each of these powers of attorney is twenty years from the date thereof.

Agreements that Transfer Economic Benefits to the Company

Service Agreement. Pursuant to the service agreement dated October 28, 2010 between Wentai Education and Wentai Investment, Wentai Investment agreed to pay Wentai Education an annual service fee of 95% of its annual net income. Pursuant to service agreements between Wentai Education and schools held by Wentai Investment or Zhongda Foundation, each of the schools agreed to pay Wentai Education an annual service fee of 17% of its total annual revenues. Wentai Investment and these schools irrevocably and exclusively retain Wentai Education as their provider of support and advisory services on education management. Any intellectual property developed during the performance of the agreements remain the property of Wentai Education. The term of the service agreements is 20 years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

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

In June 2009, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Company adopted the new guidance for the year ended June 30, 2011.

The Company, through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs' economic performance and (2) the right to receive benefits from the VIEs.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

The VIEs are principally engaged in the provision of online operations and primary and secondary educational services in the PRC. The financial information of the Company's VIEs and VIEs' subsidiaries as of June 30, 2011 and 2012 and for the years ended June 30, 2010, 2011 and 2012 is as follows.
	As of June 30,
	2011	2012
	RMB	RMB

Total assets	147,887,140	135,661,665
Total liabilities	83,743,672	80,308,583

	Year ended June 30,
	2010	2011	2012
	RMB	RMB	RMB

Net revenue	20,408,152	68,275,955	83,276,644
Net income	11,253,040	18,073,609	15,690,361
Net cash provided by (used in) operating activities	1,944,389	(1,900,731)	37,236,822
Net cash used in investing activities	(10,855)	(3,555,083)	(27,763,365)

The Group's consolidated assets do not include any collateral for Leisen Education's and Wentai Investment's obligations.

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

The accompanying consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs. The Company's subsidiaries have entered into contractual arrangements with the VIEs and its shareholder, which enables the Company to (1) have power to direct activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company have consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Group evaluates its estimates, including valuation allowance of deferred tax assets and valuation of goodwill and intangible assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(d)	Foreign currency translation

The functional currency of the Company is the United States dollar ("US$"). Assets and liabilities are translated at the exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statement of shareholders' equity and comprehensive income. The Group has chosen the Renminbi ("RMB") as its reporting currency.

The functional currency of the Company's subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

The translations of RMB amounts as of and for the year ended June 30, 2012 into US$ are included solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3530, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2012. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

Investments represent the Group's investments in equity securities and or unlisted investment fund, and are classified as trading investments, held-to-maturity investment, available-for-sale investment or investments at cost. Investments in equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Investments in unlisted investment fund are classified as held-to-maturity and measured at amortised cost only if the Group has the positive intent and ability to hold those investments fund to maturity. Investments classified as trading investments are recorded at fair value with unrealized holding gains and losses recorded in the net income. The fair value of the Group's investments classified as trading is based on the quoted market price on the last business day of the fiscal year. Available-for-sale investment is recorded at fair value with unrealized changes in fair value recorded in the accumulative other comprehensive income. The fair value of Group's available-for-sale investment is determined by applying combination of income and market approach, based on a number of unobservable input.

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

The Group's investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

(h)	Inventories

Inventories are stated at the lower of cost and market value. Cost is calculated using the weighted average method. The Group estimates the write-down of excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of market value.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment loss.

Depreciation is calculated on a straight-line basis over the following estimated useful lives after taking into account the residual values. Estimated useful lives are:

Buildings	20 years
Leasehold improvements	Shorter of term of the lease or 5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The Group reassesses annually the residual values and the useful life of the property, plant and equipment and if the expectation differs from the original estimate, such difference will impact the depreciation in the year in which such estimate has been changed.

(j)	Intangible assets

Acquired intangible assets includes patents, trademarks, licenses, mini lamb video series, franchises agreement, non-competition agreement, preferential leasing contracts and copyrights are measured initially at cost and amortized on as straight-line basis over their estimated useful lives.

The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 19 years.

Intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

An impairment loss of nil, RMB942,678 and RMB3,000,000 (US$472,218) on intangible assets was recognized for continuing operations during the years ended June 30, 2010, 2011 and 2012, respectively.

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

No impairment of property, plant and equipment was recognized for the years ended June 30, 2010, 2011 and 2012.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(l)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.

Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill.

The Group typically performs its annual goodwill impairment test at year-end. During the fourth quarter of fiscal 2012, as a result of the effects of weakening market conditions on the Group's forecasts and a sustained, significant decline in the Group's market capitalization to a level lower than its net book value, the Group concluded that impairment triggering events existed and performed a goodwill impairment analysis.

The Group has three operating segments and three reporting units, Little New Star, Wentai and Yuanbo. The Group estimated the fair values of its reporting units using discounted cash flows under the income approach. Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates.

The Group determined the fair value of Yuanbo significantly exceeded their carrying amounts. Therefore, no goodwill impairment was recognized on Yuanbo. The Group determined the fair values of Little New Star and Wentai were less than the carrying value. Accordingly, the Group performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Group to allocate the fair values of Little New Star and Wentai determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of Little New Star and Wentai. As a result, the Group recognized an impairment charge of RMB57.4 million (US$9.0 million) for the year ended June 30, 2012. Accumulated goodwill impairment were nil and RMB57.4 million (US$9.0 million) as of June 30, 2011 and 2012, respectively.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(l)	Goodwill - continued

The change in the carrying amount of goodwill by segments for the years ended June 30, 2011 and 2012 is as follows:

	Little
	New Star	Wentai	Yuanbo	Total
	RMB	RMB	RMB	RMB

Balances as of July 1, 2010	56,597,146	-	-	56,597,146
Additions from business acquisition (note 10.2(a) & (b))	-	46,428,415	-	46,428,415

As of June 30, 2011 and July 1, 2011	56,597,146	46,428,415	-	103,025,561
Additions from business acquisition (note 10.3)	-	-	11,107,118	11,107,118
Impairment on goodwill	(44,707,404)	(12,686,463)	-	(57,393,867)

As of June 30, 2012	11,889,742	33,741,952	11,107,118	56,738,812

Balance as of June 30, 2012 (US$)	1,871,516	5,311,184	1,748,327	8,931,027

The gross amount and accumulated impairment losses by segment as of June 30, 2011 and 2012 are as follows:
	Little
	New Star	Wentai	Yuanbo	Total
	RMB	RMB	RMB	RMB
June 30, 2011
Goodwill, gross	56,597,146	46,428,415	-	103,025,561
Accumulated impairment loss	-	-	-	-

Balance as of June 30, 2011	56,597,146	46,428,415	-	103,025,561

	Little
	New Star	Wentai	Yuanbo	Total
	RMB	RMB	RMB	RMB
June 30, 2012
Goodwill, gross	56,597,146	46,428,415	11,107,118	114,132,679
Accumulated impairment loss	(44,707,404)	(12,686,463)	-	(57,393,867)

Balance as of June 30, 2012	11,889,742	33,741,952	11,107,118	56,738,812

Balance as of June 30, 2012 (US$)	1,871,516	5,311,184	1,748,327	8,931,027

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(m)	Fair value of financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, short-term bank deposits, accounts receivables, related party receivables, investments, other current assets, accounts payable and other payables. The fair values of these financial instruments approximate their carrying amounts due to the short-term nature of these instruments.

Trading investments are recorded at its fair value, with reference to quoted prices in active markets.

The available-for-sale investment is recorded at its fair value, categorized into Level 3, derived from valuation techniques as discussed below.

Fair Value Hierarchy

The Company follows a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

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

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(m)	Fair value of financial instruments - continued

Fair Value Hierarchy - continued

Financial Assets and Liabilities

Financial assets and liabilities measured at fair value on a recurring basis and investments are as follows:

Fair Value Measurements
at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets:
Investments (note 4)	31,432,868	0	-	31,432,868

Liabilities:
Contingent consideration payable (note 10.3)	7,272,337	-	-	7,272,337

Fair Value Measurements
at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets:
Investments (note 4)	62,946,641	-	-	62,946,641

Nonfinancial Assets

As discussed in Note 9, the Group recorded a charge for the impairment of intangible assets of RMB942,678 and RMB3,000,000 for year ended June 30, 2011 and 2012, respectively. As discussed in Note 2(l), the Group recorded a charge for the impairment of goodwill of nil and RMB57,393,867 for year ended June 30, 2011 and 2012, respectively. The fair value of the intangible assets and goodwill, was determined using level 3 inputs and the valuation techniques discussed in Note 9 and Note 2(l), respectively.

There were no impairment charges recorded for other long-lived assets and other indefinite-lived intangible assets for the year ended June 30, 2011 and 2012.

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

The Group's teaching materials consist of textbooks and assisting teaching books and software. The Group considers its customers to be the franchised school operators and does not sell directly to end-users. Revenue from teaching materials is generally recognized when goods are delivered and title has passed to the franchised school operators and collectability is reasonably assured. No refund or return is allowed upon delivery of teaching materials to the franchised schools.

The Company's subsidiaries are subject to value added tax ("VAT") of 17% on revenue from electronic learning devices and 13% on revenue from teaching materials or business tax ("BT") of 5% on the revenue earned for services rendered in the PRC.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(o)	Software development costs

Costs related to research and development are generally charged to expense as incurred. Capitalization of development costs for software to be sold or marketed begins when a product's technological feasibility has been established. In most instances, the Group's products are released soon after technological feasibility has been established. Therefore, costs incurred subsequent to achievement of technological feasibility are usually not significant, and generally all software development costs have been immediately expensed.

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

Advertising costs of RMB336,804, RMB761,674 and RMB2,648,482 (US$416,887) were incurred and recognized in selling and marketing expenses for the years ended June 30, 2010, 2011 and 2012, respectively for continuing operations.

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

(r)	Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Interest income of RMB9,134,152, RMB1,880,147 and RMB1,402,253 (US$220,723) were recognized for the years ended June 30, 2010, 2011 and 2012, respectively.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are charged to the statements of operations on a straight-line basis over the term of the relevant lease.

(t)	Retirement benefit costs

The employees of the Group are members of state-managed retirement benefit schemes operated by the local governments. The Group is required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. The total costs charged to the consolidated statements of income were RMB4,738,917, RMB6,169,297, and RMB10,628,770 (US$1,673,032) for the years ended June 30, 2010, 2011 and 2012, respectively, representing contributions payable to this scheme for the corresponding period.

(u)	Government subsidies

The Group receives government subsidies to encourage school operation, as well as VAT refund to encourage development in software, which amounted to nil, RMB1,038,507 and RMB1,796,503 (US$282,780) for the years ended June 30, 2010, 2011 and 2012, respectively. The Company recorded the government subsidies as other operating income when all conditions to qualify for the receipt of the government subsidies have been met.

(v)	Income taxes

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

(x)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income is reported in the consolidated statement of shareholder's equity and comprehensive income (loss).

Accumulated other comprehensive income (loss) consists of the following:

	As of June 30,
	2011	2012	2012
	RMB	RMB	US$
Foreign currency translation, net of tax of nil and nil	(116,200,924)	(120,100,781)	(18,904,578)
Unrealized loss on available- for-sales investments, net of tax of nil and nil	(3,128,000)	(3,938,425)	(619,931)

Total	(119,328,924)	(124,039,206)	(19,524,509)

(y)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to Noah Education Holdings Ltd's shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Company's dilutive securities consist of outstanding share options. Certain common share equivalents (e.g. share options) are excluded from calculation of diluted net income (loss) per share as their effect is anti-dilutive.

(z)	Dividend

Dividends are recognized when declared.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(aa)	Concentration of credit risk

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Group has invested in financial products with a small number of financial institutions and these financial institutions also have high-credit ratings and quality.

The Group conducts credit evaluations of customers. The Group establishes an allowance for doubtful debts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group's credit evaluation, allowance for doubtful debts was nil and RMB583,753 (US$91,886) as of June 30, 2011 and 2012, respectively. As of June 30, 2011 and 2012, there were 2 customers with total trade receivables balances, net of allowance, of RMB1,529,876 and RMB647,707 (US$101,952) who accounted for 10% or more of the Group's accounts receivable, respectively.

(ab)	Business combinations

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

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from July 1, 2010 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations. For business acquired in the periods prior to July 1, 2009, contingent consideration was not recorded until the contingency was resolved.

(ac)	Non-controlling interests

Non-controlling interests have been reported as the component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

NOAH EDUCATION HOLDINGS LTD.

3.	Recently issued accounting pronouncements

Adopted

On December 17, 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-28, Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force), which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as but not limited to those listed in ASC 350-20-35-30 whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that an impairment of goodwill exists, the entity must perform step 2 of the goodwill impairment test. These provisions are effective for impairment tests performed during the fourth quarter in our current fiscal year. During that impairment test, if any of our reporting units have a zero or negative carrying value, we will assess, on the basis of current facts and circumstances, whether it is more likely than not that an impairment of our goodwill exists. If so, we will perform step 2 of the goodwill impairment test and record the impairment charge, if any, as a cumulative-effect adjustment through beginning retained earnings. At this time, there is no impact on our financial statements as a result of adopting this provision.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles - Goodwill and Other (Topic 350):Testing Goodwill for Impairment, which gave entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing is not needed. The ASU was effective for all entities for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption was permitted and the Company implemented this guidance in our fiscal 2012 impairment test performed during the fourth quarter. The adoption did not have any impact to our financial statements as a result of adopting this provision.

Not yet adopted

On June 16, 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. At this time, there is no impact expected to our financial statements as a result of the change in presentation and the Company will adopt the new presentation in our fiscal year 2013 filings.

NOAH EDUCATION HOLDINGS LTD.

3.	Recently issued accounting pronouncements - continued

Not yet adopted - continued

On December 23, 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, " which defers certain provisions of ASU 2011-05 including the indefinite deferral until further deliberation of the requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements." The effective date for public entities is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. In light of this deferral, we will continue to disclose certain reclassifications out of accumulated other comprehensive income as proscribed by the existing literature and we will adopt the other provisions of ASU 2011-05 within our fiscal year 2013 filings.

On July 27, 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB issued the ASU in response to feedback on ASU 2011-08 which amended the goodwill impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. Similarly, under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The ASU did not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the ASU does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted and the Company plans to adopt this ASU as part of its fiscal 2013 annual impairment test. The Company does not expect to have any impact to our financial statements as a result of adopting this provision.

NOAH EDUCATION HOLDINGS LTD.

4.	investments

The Group's investments are classified into:
	As of June 30,
	2011	2012	2012
	RMB	RMB	US$
Current:
Held-to-maturity investments (at cost less impairment)	50,003,441	20,503,441	3,227,364

Non-current:
Available-for-sale investment (at fair value) (Level 3)	10,525,471	9,715,046	1,529,206
Other investment (at cost less impairment)	2,417,729	8,046,381	1,266,548

	12,943,200	17,761,427	2,795,754

	62,946,641	38,264,868	6,023,118

Trading investments

All of the trading investment of the Company were disposed during the year ended June 30, 2011. Gain on trading investments has been included in investment income in the consolidated statements of income and is consisted of the following:

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Realized gain	-	653,861	-	-
Unrealized gain	868,255	-	-	-

Total	868,255	653,861	-	-

Held-to-maturity investments

As of June 30, 2011 and 2012, the Group's held-to-maturity investments represent investments in unlisted investment fund which have maturities of one year or less from the date of purchase and measured at cost less any identified impairment.

For the years ended June 30, 2010, 2011 and 2012, the Group has recognized the investment income from the held-to-maturity investments of RMB2,823,770, RMB11,022,226 and RMB18,682,916 (US$2,940,802), respectively.

NOAH EDUCATION HOLDINGS LTD.

4.	investments - continued

Available-for-sale investments

As of June 30, 2011 and 2012, the Group's available-for-sale investment at fair value represents investment in Series A Preferred Stock of Franklin and the estimation of fair value is determined by using a combination of income and market approach. Under the income approach, it uses cash flow projections based on the forecast covering a five-year period and a terminal value at the end of the fifth year with a discount rate of 19% and 15% determined based on the weighted average cost of capital for year ended June 30, 2011 and 2012, respectively. Cash flow projections during the budget period for the investment are based on the expected gross margins during the budget period. Budgeted gross margins were determined based on past performance and the management's expectations for the market development.

The market approach is performed by utilizing the trading multiples including the market value of invested capital over sales and market value of invested capital over gross profit as of June 30, 2011 and 2012.

The fair value of available-for-sale was determined using the midpoint of the values from the two approaches above after applying 11% and 15% marketability discount, for year ended June 30, 2011 and 2012, respectively, based on restricted stock studies having considered the size and profitability of the investment. There has been no transfer between Level 1 and Level 2.

Available-for-sale
investment
RMB

Balance as at June 30, 2010 and July 1, 2010	23,048,725
Unrealized loss (note)	(12,523,254)

Balance as at June 30, 2011	10,525,471
Unrealized loss (note)	(810,425)

Balance as at June 30, 2012 (RMB)	9,715,046

Balance as at June 30, 2012 (US$)	1,529,206

Note:	Unrealized loss on available-for-sale investment at fair value has been included in the accumulated other comprehensive income in the consolidated statements of shareholders' equity and comprehensive income.

NOAH EDUCATION HOLDINGS LTD.

4.	investments - continued

Other investment

As of June 30, 2011 and 2012, the Group's other investment at cost less impairment represents investment in Series B Preferred Stock of Franklin and call option to acquire 20% equity interest in Yuanbo Education (as defined in note 10). The Group estimates the fair value of the investment in Series B Preferred Stock of Franklin and call option to assess impairment by utilizing income approach through the application of option-pricing method. The valuation technique is based on a number of estimates and assumptions, including the appropriate discount rates, volatility and dividend yield. For the years ended June 30, 2012, the Group recorded an impairment loss of RMB1,081,000 (US$107,156), which was included in other operating expense of the consolidated statement of income, on the call option. For the years ended June 30, 2011 and 2012, the Group recorded an impairment loss of RMB4,409,508 and RMB809,270 (US$127,384), which was included in impairment loss on investment of the consolidated statement of income, on investment in Series B Preferred Stock of Franklin.

5.	Accounts receivables, net of allowance

	As of June 30,
	2011	2012	2012
	RMB	RMB	US$

Accounts receivables	1,668,007	1,334,607	210,075
Less: allowance for doubtful debts	-	(583,753)	(91,886)

	1,668,007	750,854	118,189

The movements of the allowance for doubtful debts during the years are as follow:

	As of June 30,
	2011	2012	2012
	RMB	RMB	US$

Balance at the beginning of year	27,796,553	-	-
Additions	172,297,787	583,753	91,886
Recovered	(9,587,467)	-	-
Disposal of subsidiaries	(190,506,873)	-	-

Balance at the end of year	-	583,753	91,886

In determining whether allowance for doubtful debts is required, the Group takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is only made for accounts receivables that are unlikely to be collected.

NOAH EDUCATION HOLDINGS LTD.

6.	Inventories

Inventories consist of the following:
	As of June 30,
	2011	2012	2012
	RMB	RMB	US$

Raw materials	66,428	40,865	6,432
Work-in-progress	77	-	-
Finished goods	6,131,462	5,410,946	851,715

Inventories, net	6,197,967	5,451,811	858,147

RMB9,667,136 and RMB84,504,513 of excess and obsolete inventories were written down to lower of cost or market value and included in the cost of revenue from discontinued operation in the years ended June 30, 2010 and 2011, respectively.

No inventory was written down for continuing operations in the year ended June 30, 2010, 2011 and 2012.

7.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2011	2012	2012
	RMB	RMB	US$

Subsidy receivables	551,509	-	-
VAT recoverable	439,332	36,881	5,805
Advances to suppliers	341,621	233,835	36,807
Staff advances	1,550,623	9,506,022	1,496,304
Interest receivable	3,311	274,178	43,157
Rental deposits and prepayments	2,779,234	4,187,801	659,185
Others	6,917,838	5,559,649	875,123

	12,583,468	19,798,366	3,116,381

NOAH EDUCATION HOLDINGS LTD.

8.	Property, plant and equipment, net

Property, plant and equipment consisted of the following:
	As of June 30,
	2011	2012	2012
	RMB	RMB	US$

Buildings	136,785,227	136,815,777	21,535,617
Leasehold improvements	29,784,879	62,206,509	9,791,675
Office equipment	37,865,189	56,561,134	8,903,059
Computer equipment	875,639	1,590,335	250,328
Motor vehicles	8,413,853	12,765,415	2,009,352

	213,724,787	269,939,170	42,490,031
Less: accumulated depreciation and amortization	(41,803,839)	(85,461,554)	(13,452,157)

Property, plant and equipment, net	171,920,948	184,477,616	29,037,874

Depreciation expenses related to property, plant and equipment were RMB7,946,558, RMB14,276,414, and RMB23,222,390 (US$3,655,342) for the years ended June 30, 2010, 2011 and 2012, respectively for continuing operation.

As of June 30, 2012, the Group has entered into several commitments for capital expenditure for property, plant and equipment, which are expected to be disbursed during the year ending June 30, 2013 (note 21).

9.	Intangible assets, net
	As of June 30,
	2011	2012	2012
	RMB	RMB	US$
Cost:
Patents, trademark and licenses	17,170,000	37,070,000	5,835,038
Copyrights, mini lamb video and franchises agreement	21,700,000	21,700,000	3,415,709
Non-competition agreement	5,000,000	5,000,000	787,030
Preferential leasing contracts	-	17,600,000	2,770,345

Total	43,870,000	81,370,000	12,808,122

Accumulative amortization and impairment:
Patents, trademarks and licenses	(1,980,764)	(4,355,489)	(685,580)
Copyrights, mini lamb video and franchises agreement	(1,870,001)	(3,450,000)	(543,051)
Non-competition agreement	(1,000,000)	(3,900,000)	(613,883)
Preferential leasing contracts	-	(849,123)	(133,657)

Total	(4,850,765)	(12,554,612)	(1,976,171)

Intangible assets, net	39,019,235	68,815,388	10,831,951

NOAH EDUCATION HOLDINGS LTD.

9.	Intangible assets, net - continued

Amortization is computed using the straight-line method over the intangible assets' economic lives, (trademark with indefinite useful life acquired is not subject to amortization), as the following:

Patents and licenses	1 - 10 years
Copyrights, mini lamb video and franchises agreement	15 years
Non-competition agreement	10 years
Preferential leasing contracts	19 years

Amortization expenses were RMB3,883,436, RMB5,059,546, and RMB4,703,847 (US$740,414) for the years ended June 30, 2010, 2011 and 2012, respectively for continuing operations which was recorded in general and administrative expenses.

The Group estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates. For the year ended June 30, 2010, 2011 and 2012, the Group recorded an impairment loss of nil, RMB942,678 and RMB3,000,000 (US$472,218) on its intangible assets for the continuing operations, respectively, in connection with the assessment of mini lamb video and non-competition agreement, as follows:

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Research and development expenditures	-	792,049	-	-
General and administrative expenses	-	150,629	3,000,000	472,218

	-	942,678	3,000,000	472,218

The following table represents the total estimated amortization expense of intangible assets for each of the next five years:

	RMB	US$
Year ending June 30,
-2013	4,407,626	693,787
-2014	4,407,626	693,787
-2015	4,170,404	656,446
-2016	4,150,959	653,386
-2017	4,150,959	653,386

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions

10.1	Acquisition in year ended June 30, 2010

Acquisition of LNS

On July 2, 2009, the Group acquired a 100% equity interest in LNS, a Changsha-based private education service provider specialises in providing English language training for kids. The purpose of this acquisition was to develop the Group into a more comprehensive supplemental education services provider for children aged 3-19 in the Peoples' Republic of China.

The purchase consideration of the acquisition includes cash consideration of RMB53,000,000 and 2,647,743 ordinary non-registered shares of the Company subject to a transfer restriction term ("Restricted Shares") that each one third of the these shares cannot be transferred until the second, third and fourth anniversary of July 2, 2009. The cash consideration is agreed to be payable by installments through to January 2011. The fair value of these Restricted Shares approximates to RMB37,385,000 as determined on the basis of latest 20-day weighted average closing price of the Company's shares by applying a put-option-discount model to derive the discount rate applicable to the value of the Restricted Shares on July 2, 2009.

The Group incurred approximately RMB2,309,000 costs in relation to this acquisition and was recognized in the consolidated statement of operations for the year ended July 30, 2010.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition in year ended June 30, 2010 - continued

Acquisition of LNS - continued

The Company accounted for this business combination using the acquisition method of accounting. The following table summarizes the consideration paid for the acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date.
	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash consideration
- deposit paid in fiscal 2009	21,582
- paid in fiscal 2010	10,844
- other payables in fiscal 2010	20,574
Share consideration	37,385

Fair value of total consideration transferred	90,385

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Copyrights, mini lamb video and franchises agreement	12,000	15 years
- Non-competition agreement	5,000	10 years
- Trademark	7,000	Indefinite
Cash and cash equivalent	6,359
Account receivables	54
Inventories	6,134
Other current assets	902
Fixed assets	15,792
Short term borrowings	(7,000)
Account payables	(2,140)
Advance from customers	(3,664)
Income tax payables	(394)
Other current liabilities	(3,444)
Deferred tax asset	926
Deferred tax liabilities	(3,737)

	33,788
Goodwill	56,597

Total identifiable net assets	90,385

Net cash outflow arising on acquisition in fiscal 2010
Cash consideration paid	10,844
Cash and cash equivalents acquired	(6,359)

	4,485

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition in year ended June 30, 2010 - continued

Acquisition of LNS - continued

The intangible assets comprise of copyrights, mini lamb video, franchises agreement, non-competition agreement, which all Amortized over a period of 10 to 15 years, and LNS trademark with indefinite useful lives not subject to Amortization.

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date by an independent qualified professional valuer not connected with the Group.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

The accompanying consolidated financial statements include the accounts of the acquired business as of June 30, 2010 and the operating results since the date of the acquisition, approximately RMB39,898,000 of revenue and RMB8,730,000 of net income of LNS have been included in the consolidated income statements for the year ended June 30, 2010.

10.2	Acquisition in year ended June 30, 2011

(a)	Acquisition of Wentai Education

On March 12, 2010, Noah Education Technology (Shenzhen) Co., ("NETS") entered into an investment agreement with Wentai Education and shareholders of Wentai Education for the share transfer and capital injection in Wentai Education (the "Acquisition") with the purpose to grow into education services business. The Wentai Education is a private education service provider based in Guangzhou which is specialized in providing full time English-featured education of schools and kindergartens. Pursuant to the agreement, the former shareholders transferred 40% of the shares of Wentai Education to a designated company named Shenzhen Jinyinhe Investment Co., Ltd ("Shenzhen Jinyinhe") which will then transfer these 40% shares to NETS immediately. The consideration paid for this share transfer is RMB36,000,000, with RMB25,000,000 paid before July 12, 2010, RMB1,000,000 paid before September 1, 2010 and remaining RMB10,000,000 payable upon request after the first two payments. After the share transfer, the acquirer, NETS, injected the capital into the Wentai Education, NETS, was obliged to pay RMB90,000,000 as capital injection into the Wentai Education, with RMB30,000,000 allocating into issued share capital and RMB60,000,000 into capital reserve of Wentai Education. Pursuant the agreement, the payment of RMB90,000,000 in total should be completed before July 1, 2010 and the shareholding of NETS in Wentai Education was further increased from 40% to 70% upon the successful payment. Therefore, control was presumed to be existed and two kindergartens will be brought into the Group at acquisition date.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2011 - continued

(a)	Acquisition of Wentai Education - continued

The Group incurred approximately RMB920,000 (US$135,663) costs in relation to this acquisition and was recognized in the consolidated statement of operations for the year ended June 30, 2010.

On March 12, 2010, Xu Dong, who acts as the director of NETS, entered into a loan agreement with Wentai Education. Pursuant to this loan agreement, Wentai Education will lend RMB21,000,000 to Xu Dong and RMB9,000,000 to one of the shareholders of Wentai Education named Du Qi Cai to set up a new entity named Wentai Investment for the purpose to acquire 67% shareholdings of Zhongda Foundation, a company principally engages in elementary education. Both loan amounts are interest-free with a repayment period of 20 years. Meanwhile, Xu Dong and Du Qi Cai have to pledge their investment in Wentai Investment to Wentai Education with reference to the term and clause of the loan agreement in return. Such arrangement is to comply with PRC laws and regulations that restrict foreign ownership of companies operating elementary education business in the PRC. Upon acquisition of the 67% shareholdings, Xu Dong will transfer all the risks and rewards associated with the Wentai Investment to NETS. Based on these contractual agreements, Wentai Investment should be considered as a VIE as the equity investors do not have the characteristics of a controlling financial interest and NETS is the primary beneficiary of Wentai Investment. Accordingly, the Group shall consolidate the financial results and financial position of Wentai Investment under FASB ASC 810 once the control was obtained.

The initial deposits of RMB4,200,000 was paid at June 30, 2010 as disclosed in the consolidated balance sheets and the purchase consideration of RMB25,000,000 and RMB90,000,000 were made on July 29, 2010, also the acquisition date.

The transaction has been approved by both companies' board of directors and completed during the year ended June 30, 2011.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2011 - continued

(a)	Acquisition of Wentai Education - continued

The Company accounted for this business combination using the acquisition method of accounting. The following table summarizes the consideration paid for the acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in Wentai Education.

	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash consideration
- deposit paid in fiscal 2010	4,200
- paid in fiscal 2011	120,800
- other payables in fiscal 2011	1,000

Fair value of total consideration transferred	126,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Patents, trademark and licenses	17,170	1-10 years
Cash and cash equivalents	110,619
Other receivables	6,003
Other current assets	4,276
Property, plant and equipment, net	28,965
Deferred revenue - current	(12,802)
Other current liabilities	(12,121)
Long-term bank borrowings	(1,500)
Deferred tax liabilities	(1,812)

Total identifiable net assets	138,798
Non-controlling interests	(41,639)
Goodwill	28,841

	126,000

Net cash outflow arising on acquisition in fiscal 2011
Cash consideration paid	120,800
Cash and cash equivalents acquired	(110,619)

	10,181

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2011 - continued

(a)	Acquisition of Wentai Education - continued

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date by an independent qualified professional valuer not connected with the Group.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

The fair value of the other receivables was approximately RMB6,003,000. In the opinion of the directors of the Company, the balance had good credit quality with reference to the past settlement history, no provision was suggested.

The fair value of the non-controlling interest was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include of a discount rate of 14.1%, a terminal value based on long-term sustainable growth rates of 3%, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest.

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
		Net income
	Revenues	(loss)
	RMB	RMB
The amount attributable to Wentai Education in the Group's consolidated statement of operations for the year ended June 30, 2011	49,893,223	7,857,010
Supplemental pro forma for year ended June 30, 2010 (unaudited)	88,060,596	(3,028,404)
Supplemental pro forma for year ended June 30, 2011 (unaudited)	91,483,890	(29,170,237)

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2011 - continued

(b)	Acquisition of Changsha Kindergartens

In addition, on January 27, 2011, and February 25, 2011, Wentai Education signed an investment agreement, an amendment to investment agreement, and an asset transfer Agreement with four individual independent counterparties (together "Original Shareholders"), to acquire 100% interest in four kindergartens owned by the Original Shareholders in Changsha, PRC at a consideration of RMB25,800,000.

The four kindergartens include Changsha Kaifu District Di-Ai Baby Science and Art Due Language Kindergarten, Changsha Yuelu District Di-Ai Baby Science and Art Due Language Kindergarten, Changsha Wangcheng County Di-Ai Baby Science and Art Due Language Kindergarten and Changsha County Noah Forest Di-Ai Baby Science and Art Due Language Kindergarten (collectively referred to as "Changsha Kindergartens").

The Company accounted for this business combination using the acquisition method of accounting. The following table summarizes the consideration paid for the acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date.
At
acquisition
date
RMB'000
Consideration
Cash consideration
- paid in fiscal 2011	25,102
- other payables in fiscal 2011 (Note)	698

Fair value of total consideration transferred	25,800

Recognized amounts of identifiable assets acquired and liabilities assumed
Other receivables	8,485
Other current assets	237
Property, plant and equipment, net	7,327
Other payables	(3,195)
Other current liabilities	(4,361)
Deferred tax liabilities	(280)

8,213
Goodwill	17,587

25,800

Net cash outflow arising on acquisition:
Cash consideration paid in fiscal 2011	25,102

Note:	The consideration payable approximately of RMB698,000 was settled in year ended June 30, 2012.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2011 - continued

(b)	Acquisition of Changsha Kindergartens - continued

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date by an independent qualified professional valuer not connected with the Group.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

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

		Net income
	Revenues	(loss)
	RMB	RMB
The amount attributable to Changsha Kindergarten in the Group's consolidated statement of operations for the year ended June 30, 2011	1,990,968	348,436
Supplemental pro forma for year ended June 30, 2010 (unaudited)	88,060,596	(3,028,404)
Supplemental pro forma for year ended June 30, 2011 (unaudited)	93,474,859	(28,821,803)

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2012

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd.

During the year ended June 30, 2011, the Group has signed a definitive agreement to acquire an 80% interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd. ("Yuanbo Education"), a company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94,866,000.

The total consideration of RMB94,866,000 comprises:

(1)	Consideration with call option

Consideration of RMB79,866,000 which included a call option to acquire the remaining 20% of equity interest in cash or by shares of the Company from Yuanbo Education original shareholders with an exercise period from April 13, 2016 to December 31, 2016 at an exercise price of seven times of fiscal year 2016 Yuanbo Education's profit after tax. The fair value of such option is RMB7,913,000 at acquisition date which is included in investments on the consolidated balance sheets.

(2)	Contingent consideration payable

RMB15,000,000 which will be paid equally in two years on Yuanbo Education's audited financial results as of the fiscal year ended June 30, 2012 and June 30, 2013, subject to a contingent adjustment determined by the earnings before interest, taxes and depreciation and allowance ("EBITDA") of that fiscal year. Details as follows:

2012 EBITDA: Target amount RMB6.9 million

•	If actual EBITDA is less than 1.25 times target amount, payment will be adjusted to zero;
•	If actual EBITDA is greater than 1.25 times target amount but less than 1.50 times target amount, payment will be adjusted to RMB7,170,000* [(EBITDA/7,170,000-1)-25%]/25%;
•	If actual EBITDA is greater than 1.50 times target amount, the payment will be adjusted to RMB7,170,000+[(EBITDA/7,170,000-1)-50%]*25%*2012 net profit.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

(2)	Contingent consideration payable - continued

2013 EBITDA: Target amount RMB11.3 million

•	If actual EBITDA is less than 1.25 times target amount, payment will be adjusted to zero;
•	If actual EBITDA is greater than 1.25 times target amount but less than 1.50 times target amount, payment will be adjusted to RMB7,830,000* [(EBITDA/11,250,000-1)-25%]/25%;
•	If actual EBITDA is greater than 1.50 times target amount, the payment will be adjusted to RMB7,830,000*[(EBITDA/11,250,000-1)-50%]*25%*2013 net profit.

The fair value of the contingent consideration at acquisition date is RMB7,331,002. The fair value changes in contingent consideration payable is included in the other operating income on the Consolidated Statements of Income. The movement of the contingent consideration payable during the year is as follows:

RMB

Fair value at acquisition date	7,331,002
Decrease in fair value during the year	(58,665)

Fair value as of June 30, 2012	7,272,337

Fair value as of June 30, 2012 (US$)	1,144,709

The transaction was completed on July 31, 2011. The acquisition of Yuanbo Education is recorded in fiscal year ended June 30, 2012 accordingly.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

The Company accounted for this business combination using the acquisition method of accounting. The following table summarizes the consideration paid for the acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in Yuanbo Education.
	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash Consideration
- deposit paid in fiscal 2011	4,000
- cash paid in fiscal 2012	75,866
Contingent consideration payable	7,331
Less: call option value	(7,913)

Fair value of total consideration transferred	79,284

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Patents, trademark and licenses	19,900	1-10 years
- Preferential leasing contracts	17,600	19 years
Cash and cash equivalents	50,769
Property, plant and equipment, net	8,882
Other receivables	1,210
Other payables and other current liabilities	(6,282)
Deferred tax liabilities	(4,081)

	87,998
Non-controlling interest	(19,821)
Goodwill	11,107

Consideration	79,284

Net cash arising from acquisition:
- cash consideration paid in fiscal 2012	75,866
- cash and cash equivalent acquired	(50,769)

	25,097

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date by Shanghai FairPro Consulting Co., Ltd., independent qualified professional valuer not connected with the Group.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

The fair value of the other receivables was approximately RMB1,210,000. In the opinion of the directors of the Company, the balance had good credit quality with reference to the past settlement history, no provision was suggested.

The contingent consideration arrangement requires the Group to pay the selling shareholder of Yuanbo Education based on the EBITDA of Yuanbo in fiscal 2012 and 2013 as detailed above, up to a maximum amount of RMB15,000,000 (undiscounted). The potential undiscounted amount of all future payments that acquirer could be required to make under the contingent consideration arrangement is between RMB0 to RMB15,000,000. The fair value of the contingent consideration arrangement of RMB7,331,002 at acquisition date was estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market. Key assumptions include a discount rate of 6.4% and a probability-adjusted level of EBITDA in Yuanbo Education approximately between RMB9,457,000 and RMB20,825,000. The fair value of the contingent consideration arrangement of RMB7,272,337 as of June 30, 2012 was estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market. Key assumptions include a discount rate of 6.4% and a probability-adjusted level of EBITDA in Yuanbo Education approximately between RMB8,594,000 and RMB10,313,000.

The fair value of the call option to acquire remaining 20% equity in Yuanbo acquisition from the selling shareholder as detailed above of RMB7,913,000 at acquisition date was estimated by applying Black Scholes model. The estimated exercise price is determined based on the financial projection and the price earnings multiple as stated in the sales and purchase agreement considering the projection represent the best estimation of management. Risk free rate based on 5 year zero coupon PRC government bond of 3.71% and volatility at the average normalized industry volatility with look back period commensurate with the term of the option of 52% was selected for the valuation.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

The fair value of the non-controlling interest in Yuanbo Education, a private entity, was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as described in ASC 820-10-35. Key assumptions include a discount rate of 22%, a terminal value based on long-term sustainable growth rates of 4%), financial multiples of entities deemed to be similar to Yuanbo Education, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest in Yuanbo Education.

The following pro forma information of Yuanbo Education summarized the effect of the acquisitions, as if the acquisitions had occurred as of July 1, 2010 and July 1, 2011. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2010 and July 1, 2011, nor is it necessarily indicative of future results of operations of the consolidated enterprises.

		Net income
	Revenues	(loss)
	(unaudited)	(unaudited)
	RMB	RMB
The amount attributable to Yuanbo Education in the Group's consolidated statement of operations for the year ended June 30, 2012	34,310,588	5,094,435
Supplemental pro forma for year ended June 30, 2011	126,790,026	(26,609,909)
Supplemental pro forma for year ended June 30, 2012	163,022,321	(53,750,093)

NOAH EDUCATION HOLDINGS LTD.

11.	Discontinued operations

On March 28, 2011 and June 8, 2011, the Group entered into a definitive agreement and amended and restated stock purchase agreement with First Win Technologies Ltd. and Mr. Tang Ben Guo, one of Noah's founders and the former President and Chief Operating Officer of the Company (collectively reported to as the "Definitive Agreement") to sell ELP business of the Group and operating assets to First Win Technologies Ltd. (the "Purchaser"), a company wholly owned by Mr. Tang Ben Guo, at consideration of RMB100,000,000. Upon certain adjustments to the consideration pursuant to the Definitive Agreement, the net cash consideration was RMB87,532,200 (the "Purchase Price") and the closing date was June 8, 2011.

Upon the completion of the transaction, the Purchaser acquired the ELP business and net operating assets (excluding the English and Chinese versions of the "Noah" trademark, cash held by the ELP subsidiaries and the Company's office facilities in Chengdu and Shenzhen) (the "Target Assets") from the Company.

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

In accordance with ASC 360-10, the result of ELP business have been excluded from continuing operations and reported as discontinued operations for the year ended June 30, 2011 and prior periods.

The income (loss) from discontinued operations for the relevant periods is analyzed as follow:

	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Net revenue	640,390,206	211,532,854	-	-
Cost of revenue	(350,260,106)	(242,264,157)	-	-

Gross profit	290,130,100	(30,731,303)	-	-
Total operating expenses	(316,726,676)	(374,518,905)	-	-
Gain on disposal of ELP business	-	11,936,125	-	-
Other operating income	41,350,601	13,078,951	-	-
Income tax (expenses) benefits	1,768,970	(2,280,109)	-	-

Net income (loss) from discontinued operations	16,522,995	(382,515,241)	-	-

NOAH EDUCATION HOLDINGS LTD.

11.	Discontinued operations - continued

The net assets of the discontinued operations at the date of disposal were as follows:

RMB

Bank balances and cash	11,958,919
Notes receivable	200,000
Accounts receivable, net	42,994,974
Prepaid expenses and other current assets	30,010,567
Inventories	31,177,645
Property, plant and equipment, net	8,180,075
Intangible assets, net	1,698,108
Accounts payables	(16,108,694)
Advances from customers	(10,751,418)
Other payables and accruals	(11,810,287)
Income tax payables	(17,689)

Net assets	87,532,200

Satisfied by:
Cash	87,532,200

Net cash inflow arising on disposal
Total cash consideration	87,532,200
Less: Bank balances and cash disposed of	(11,958,919)
Related party receivables (note 20)	(47,532,200)

28,041,081

NOAH EDUCATION HOLDINGS LTD.

12.	Other payables and accruals

Other payables and accruals consisted of the following:

	As of June 30,
	2011	2012	2012
	RMB	US$	RMB

Other payables for acquisition of Wentai Education	1,697,611	1,000,000	157,406
Other payables to ex-shareholders of LNS and Wentai Education	6,075,692	950,000	149,536
Accrued social welfare payments	2,399,976	1,201,089	189,059
Accrued salaries	2,661,785	6,271,585	987,185
Accrued bonus	-	2,391,722	376,471
Accrued consultation fee	734,352	906,992	142,766
Accrued professional fee for the disposal of ELP business	6,819,730	-	-
Accrued audit fee	1,102,608	1,473,552	231,946
Receipts in advance	6,515,763	8,146,138	1,282,251
Deposits for franchise	634,940	744,940	117,258
Other tax payable	3,616,873	2,157,119	339,542
Others	1,977,487	2,682,255	422,203
	34,236,817	27,925,392	4,395,623

13.	Capital structure

During the years ended June 30, 2010, 2011 and 2012, 771,138, 39,628, and 168,210 ordinary shares were issued respectively as a result of exercises of share options by employees.

During the years ended June 30, 2010, 2011 and 2012, the Company repurchased and cancelled 1,394,300, 1,375,478, and 26,195 ordinary shares respectively.

The Company issued 2,647,743 ordinary shares for acquisition of 100% interest in LNS during the year ended June 30, 2010.

The Company issued 150,000 ordinary shares to Jerry He, the former Chief Executive Officer of the Company, during the year ended June 30, 2011 (see note 14).

Relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations (see note 22).

In addition, since a significant amount of the Group's future revenues will be denominated in RMB, the existing and any future restrictions on currency exchange may limit the Group's ability to utilize revenues generated in RMB to fund the Group's business activities outside of the PRC, if any, or expenditures denominated in foreign currencies.

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation

On June 30, 2007, the Company adopted a new share incentive plan (the "2007 Share Incentive Plan"). Under the 2007 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 10% of the Company's outstanding ordinary shares will be reserved for issuance under the 2007 Share Incentive Plan. The term of each award under the 2007 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company's share at the date of grant or at other prices as approved by the Compensation Committee of the Board. During the year ended June 30, 2008, 669,177 options were granted under the 2007 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2012:

Granted in fiscal 2008

Exercise price	Number of options Outstanding	Vesting period
US$

5.56	102,162	30% vested from the date of grant to December 31, 2008; 30% vested from January 1, 2009 to December 31, 2009; the remaining 40% vested from January 1, 2010 to December 31, 2010

On December 18, 2008, the Company adopted a new share incentive Plan (the "2008 Share Incentive Plan"). Under the 2008 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 5% of the Company's outstanding ordinary shares will be reserved for issuance under the 2008 Share Incentive Plan. The term of each award under the 2008 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company's share at the date of grant or at other prices as approved by the Compensation Committee of the Board. 1,279,000 options were granted during the year ended June 30, 2009 under the 2008 Share Incentive Plan. During the year ended June 30, 2010, 420,000 options were granted under the 2008 Share Incentive Plan. The following represents the vesting periods of these options that remain outstanding as of June 30, 2012:

Granted in fiscal 2009

Exercise price	Number of options Outstanding	Vesting period
US$

2.6	345,950	30% vested from the date of grant to December 31, 2009; 30% vested from January 1, 2010 to December 31, 2010; the remaining 40% vested from January 1, 2011 to December 31, 2011

Granted in fiscal 2010

Exercise price	Number of options Outstanding	Vesting period
US$

4.0	10,000	30% vested from the date of grant to December 31, 2010; 30% vested from January 1, 2011 to December 31, 2011; the remaining 40% will vest from January 1, 2012 to December 31, 2012.

NOAH EDUCATION HOLDINGS LTD.

14. Share-based compensation - continued

The options are granted under the following provisions: if the option holders terminated their services with the Group, the right to vest in the options granted will terminate effective as of the earlier of (i) when the written notice of termination of service is provided, or (ii) the date the option holders are no longer actively employed and physically present on the premises of the Group; once the options are vested, the option may be exercised in whole or in part, and must be exercised prior to the earlier of (i) one year following the termination of service with the Group by reason of death or disability; (ii) 90 days following the option holders' active employment or service with the Group for any reason other than death or disability; (iii) the fifth anniversary after each respective vesting date. If the termination of service is by reason of cause, the right to exercise the option will terminate concurrently with the termination of service; and the shares acquired upon exercise of the option cannot be sold or transferred during the 180-day period following the effective date of the Company's initial public offering.

The termination of the Equity Compensation Plan and the adoption of the 2008 Share Incentive Plan were accounted for as a modification.

Details of the option movements are included in the tables below.

The Company did not have other share-based compensation arrangements.

Share options activity

The Company's share option activities for the years ended June 30, 2010, 2011 and 2012 are set out below:

		Weighted	Weighted		Weighted
		averaged	average		average	Weighted
		exercise	remaining	Aggregate	intrinsic	average
	Options	price	contractual	intrinsic	value per	grant date
	outstanding	per share	life	value	share	fair value
		US$		US$	US$	US$

Outstanding at July 1, 2009	3,172,468		3
Granted pursuant to the 2008 Share Incentive Plan	420,000	4.5914		39,000	0.09	2.22
Forfeited during the year	(408,359)	3.9641		-	-	1.86
Exercised	(771,138)	2.0095		2,298,502	2.98	2.80

Outstanding at June 30, 2010	2,412,971		2
Forfeited during the year	(388,022)	3.2166		-	-	1.67
Exercised	(39,628)	1.4720		26,452	0.67	3.46

Outstanding at June 30, 2011	1,985,321		1
Forfeited during the year	(880,895)	4.2470		-	-	1.98
Exercised	(168,210)	1.4720		-	-	3.64

Outstanding at June 30, 2012	936,216		-

Vested and expected to vest
As of June 30, 2012	934,216	3.1231

As of June 30, 2011	1,713,821	3.5156

Exercisable
As of June 30, 2012	932,216	3.1298

As of June 30, 2011	1,566,321	3.5185

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation - continued

As of June 30, 2012, there was approximately RMB990,243 (US$155,870) of unrecognized compensation cost related to non-vested share options granted under the 2008 Share Incentive Plans, and is expected to be recognized in coming year. The total fair value of options vested during the years ended June 30, 2010, 2011 and 2012 was RMB10,395,821, RMB5,916,516, and RMB2,858,488 (US$449,943), respectively. For the year ended June 30, 2010, 2011 and 2012, the Company received RMB10,506,502, RMB386,458 and RMB1,572,428 (US$247,510) for exercises of options, respectively.

Apart from the Share Incentive Plans, the Company issued 150,000 ordinary shares to Jerry He, the former Chief Executive Officer of the Company with a grant date market value of US$2.44 per share, during the year ended June 30, 2011 at par value of US$0.00005 per share in exchange of employee services received. Share-based compensation of RMB2,429,120, which was measured as the difference between the market price of the shares at issuance date over the par value was recognized accordingly.

The total share-based compensation expenses in relation to options and shares granted recognized in the statements of operations for the years ended June 30, 2010, 2011 and 2012 was RMB10,395,821, RMB11,437,616, and RMB2,760,006 (US$434,441), respectively.

15.	Other operating expenses

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Continuing operations
Professional fee for disposal of ELP business	-	8,685,023	-	-
Fines	2,367,000	-	-	-
Impairment loss on other investment	-	-	1,081,000	170,156
Others	494,943	1,886,963	978,054	153,951

Total other operating expenses	2,861,943	10,571,986	2,059,054	324,107

16.	Other operating income

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Continuing operations
Subsidy income	-	1,038,507	1,796,503	282,780
Rental income	-	787,060	8,539,236	1,344,127
Training camps and interest groups income	-	3,317,820	5,819,793	916,070
Other operating income	278,595	368,785	988,980	155,672
Gain on disposal of a subsidiary	-	-	302,004	47,537

	278,595	5,512,172	17,446,516	2,746,186

NOAH EDUCATION HOLDINGS LTD.

17.	Other non-operating income (expenses)

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Continuing operations
Unrealized exchange gain (loss)	4,475,420	(2,717,886)	2,129,423	335,184
Others	1,486,929	1,538,027	2,632,915	414,435

	5,962,349	(1,179,859)	4,762,338	749,619

18.	Income tax expenses

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

PRC

Prior to January 1, 2008, pursuant to the PRC income tax laws, the Company's subsidiaries and VIE are generally subject to Foreign Enterprise Income Taxes ("FEIT") at a statutory rate of 33%. Some of these subsidiaries are located in the Shenzhen Special Economic Zone and under PRC income taxes laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company's subsidiaries are under PRC income tax laws entitled to a two years tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year, after offsetting all unexpired tax losses carried forward from its first profit making year of operations (the "2-plus-3 Income Tax Holiday").

NETS and Bright Sound Electronic Technology (Shenzhen) Co., Ltd. ("BSTS") were established in the Shenzhen Special Economic Zone. They are entitled to 2-plus-3 Income Tax Holiday.

On January 1, 2008, the new PRC income tax laws became effective. The new law applies an uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. That is, the subject tax rate will be 22%, 24% and 25% for calendar years 2010, 2011 and 2012 thereafter, respectively for NETS and BSTS. In addition, under the new law, preferential tax treatment for key software enterprise tax benefit has been removed.

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

PRC - continued

Chengdu Shidai Noah Education Software Co., Ltd. ("CDSD") was established in Chengdu High-Tech Economic Zone. They are recognized as key software companies and are entitled to exemption from FEIT for the 2-plus-3 Income Tax Holiday. However, CDSD is still required to make the FEIT payments, and subsequently apply for tax refund pursuant to the Key Software Enterprise Tax Benefit after the 2-plus-3 Income Tax Holiday expired. CDSD was exempted from FEIT for calendar year ended December 31, 2008 as 2008 was the first profit making year.

The other PRC subsidiaries are subject to the uniform income tax rate of 25%.

The Company's other subsidiaries in the PRC have minimal operations, and the Group had minimal operations in jurisdictions other than the PRC.

Uncertainties exist with respect to how the PRC's current income tax law applies to the Company's overall operations, and more specifically, with regard to tax residency status. The new tax law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the new tax law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this new tax law to taxpayers. It is more-likely-than-not that the Company may be considered as a PRC tax resident. However, the Company was at a loss position as of the reporting periods. Therefore, the Company did not expect material PRC income tax exposure even it was characterized as a PRC tax resident.

For other legal entities organized outside of the PRC, the Company does not believe that they should be treated as residents for the new tax law's purposes. If any of these entities were characterized as a PRC tax resident, the impact would adversely affect the Company's operation.

Aggregate undistributed earnings of the Company's subsidiaries in the PRC that are available for distribution to the Company of approximately RMB257,298,185 (approximately US$40,500,265) at June 30, 2012 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of the Company's financial interest in VIE affiliates and domestic subsidiaries. The Company believes that it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE in a tax free manner.

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

The following table sets forth current income tax expenses of the Company's PRC subsidiaries, which were included in the consolidated statements for the periods presented:

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Current tax	164,400	5,981,945	11,813,969	1,859,589
Deferred tax (credit)	-	237,513	(1,383,567)	(217,782)

	164,400	6,219,458	10,430,402	1,641,807

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the loss before income taxes in the consolidated statements of operations were as follows:

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Loss before income tax	(10,698,770)	(19,258,073)	(37,248,196)	(5,863,088)
Tax at the domestic income tax rate of 25%	(2,674,693)	(4,814,518)	(9,312,049)	(1,465,772)
Tax effect of income that are not taxable:
Allowance for research and development	(206,432)	(156)	(1,399)	(220)
Other non-taxable income	-	(6,115)	(1,128,524)	(177,636)
Tax effect of expenses that are not deductible:
Impairment loss of goodwill	-	-	14,348,467	2,258,534
Other non-deductible expenses	5,111	2,042,464	1,873,323	294,872
Effect of tax holidays and tax concessions:
Preferential tax treatment	(2,864,990)	-	-	-
2-plus-3 Income Tax Holiday	-	(1,756,754)	(1,290,674)	(203,160)
Change in valuation allowance	3,965,647	5,119,999	2,883,211	453,834
Effect of changes in enacted tax law and rates	-	(73,969)	-	-
Underprovision in prior years	-	-	1,374,610	216,372
Effect of loss of the Company and subsidiaries not subject to tax in other jurisdictions	1,966,423	5,051,879	2,117,135	333,250
Others	(26,666)	656,628	(433,698)	(68,267)

	164,400	6,219,458	10,430,402	1,641,807

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

The aggregate effect	2,864,990	1,756,754	1,290,674	203,160
Per share effect - basic	0.07	0.05	0.04	0.006
Per share effect - diluted	0.07	0.05	0.04	0.006

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decrease to its liabilities for unrecognized tax benefit within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The tax positions for the years 2007 to 2012 may be subject to examination by the PRC tax authorities.

Significant components of deferred tax assets and liabilities:

	Years ended June 30,
	2011	2012	2012
	RMB	RMB	US$

Tax loss carried forwards	24,721,823	21,015,447	3,307,956
Future deductible expenditure	8,243,306	8,243,306	1,297,545
Fair value change of property, plant and equipment	-	298,831	47,038
Allowance for doubtful debts	3,694,485	2,481,580	390,616

Total deferred tax assets	36,659,614	32,039,164	5,043,155
Less: valuation allowance	(36,659,614)	(31,740,333)	(4,996,117)

Total net deferred tax assets (non-current)	-	298,831	47,038

Deferred tax liabilities:
Property, plant and equipment and intangible assets (non-current)	4,589,541	7,585,920	1,194,069

Movement of valuation allowances:
	As of June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

At the beginning of year	38,549,999	57,861,224	36,659,614	5,770,441
Current year addition	19,311,225	12,495,012	2,883,211	453,835
Tax loss expired	-	-	(7,802,492)	(1,228,159)
Disposal of ELP business	-	(33,696,622)	-	-

At the end of year	57,861,224	36,659,614	31,740,333	4,996,117

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

Valuation allowances have been provided on the deferred tax assets because the Company believes that it is not more likely than not that the assets will be utilized. As of June 30, 2011 and 2012, valuation allowances were provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determines that the utilization of those net operating loss carry forward not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB55,339,193, RMB24,721,823, and RMB21,015,447 (US$3,307,956) incurred in the years ended June 30, 2010, 2011 and 2012 respectively, will expire in the years ended June 30, 2014, 2015 and 2016, respectively.

19.	Net income (loss) per share

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	As of June 30,
	2010	2011	2012
Weighted average ordinary shares outstanding used in computing basic income per share	38,327,047	36,856,451	36,519,353
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	874,342	235,021	68,724

Shares used in calculating diluted income per share	39,201,389	37,091,472	36,588,077

	Year ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net income (loss) per share:

From continuing and discontinued operations
Basic	0.15	(11.16)	(1.47)	(0.23)
Diluted	0.15	(11.16)	(1.47)	(0.23)

From continuing operations
Basic	(0.28)	(0.78)	(1.47)	(0.23)
Diluted	(0.28)	(0.78)	(1.47)	(0.23)

From discontinued operations
Basic	0.43	(10.38)	-	-
Diluted	0.42	(10.38)	-	-

NOAH EDUCATION HOLDINGS LTD.

19.	Net income (loss) per share - continued

The Company had securities which could potentially dilute basic income per share in the future, but which were excluded from the computation of diluted net income per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	As of June 30,
	2010	2011	2012

Share options	889,597	1,502,621	936,216

20.	Related party balances and transactions

The balances and transactions with these related parties for the years ended June 30, 2010, 2011 and 2012 are as follows:

Name of related party	Relationship with the group

First Win Technologies Ltd.	Company controlled by Tang Ben Guo

(1)	Balances with its related parties

		As of June 30,
	Name of related party	2011	2012	2012
		RMB	RMB	US$

Related party receivables	First Win Technologies Ltd.	47,532,200	-	-

The amount is unsecured, interest free and are repayable on demand. It represents third installment of consideration receivable from First Win Technologies Ltd. for disposal of ELP business as disclosed in note 11. The balance was fully settled on December 31, 2011.

(2)	As set out in note 1, Animation Digital and Wentai Education granted loans in the amounts of RMB2.8 million and RMB30 million to the shareholders of Leisen Education and Wentai Investment, respectively, who are also shareholders of the Company, to fund the capital contributions to Leisen Education and Wentai Investment. These loans were eliminated with the capital of Leisen Education and Wentai Investment during consolidation.

(3)	Other than the disposal of ELP business to First Win Technologies Ltd. at consideration of RMB87,532,000 during fiscal 2011 as disclosed in note 11 to the consolidated financial statements there is no significant related party transaction for the years ended June 30, 2010, 2011 and 2012.

NOAH EDUCATION HOLDINGS LTD.

21.	Commitments and contingencies

Commitments

As of June 30, 2012, the Company had commitments under non-cancelable operating leases for office facilities, contracts for marketing expenses and acquisition agreement for Yuanbo Education Group. Future payments at June 30, 2012, by year end are as follows:

	Operating
	lease
	for office	Management
	facilities	fee	Total	Total
			RMB	USD

2013	8,328,732	5,005,671	13,334,403	2,098,914
2014	7,508,857	5,182,187	12,691,044	1,997,646
2015	5,560,947	3,213,363	8,774,310	1,381,129
2016	5,404,217	2,899,432	8,303,649	1,307,044
2017	5,035,059	5,212,136	10,247,195	1,612,969
Thereafter	34,634,211	85,599,618	120,233,829	18,925,520

	66,472,023	107,112,407	173,584,430	27,323,222

The Group incurred rental expenses under operating leases of RMB7,152,204, RMB7,949,877 and RMB8,405,919 (US$1,323,142) for the years ended June 30, 2010, 2011 and 2012, respectively.

Other contingency

The Group has not made adequate social welfare payments as required under applicable PRC labor laws. Accrual for the amounts under-paid has been made in the reported periods and amounted to RMB2,399,976 and RMB2,711,985 (US$426,883) as of June 30, 2011 and 2012, respectively. However, accrual for the penalties that may be imposed by the relevant PRC government authorities has not been made in the financial statements as management considered that it is not probable the relevant PRC government authorities will impose any penalty at all. Should the PRC government decide to assess penalty, the amount is estimated to be approximately RMB3,318,000 and RMB1,181,265 (US$185,938) as of June 30, 2011 and 2012, respectively.

NOAH EDUCATION HOLDINGS LTD.

22.	Statutory reserves

The Group's subsidiaries incorporated in the PRC are required to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations ("PRC GAAP") to statutory surplus reserve and statutory public welfare fund whenever dividends are declared by these PRC subsidiaries.

The statutory surplus reserve can be used to increase the registered capital and eliminate future losses of the companies. It cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The Group's subsidiaries are required to appropriate 10% of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further appropriation, will be at their directors' recommendation. The statutory surplus reserve balance as of June 30, 2011 and 2012, were RMB1,028,031 and RMB1,226,074 (US$192,991), respectively.

The statutory welfare public reserve can only be used for the collective benefits and facilities of the employees. The Group's subsidiaries are required to appropriate certain of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory welfare public reserve. The percentage of appropriation will be at their directors' recommendation. No appropriation was made during the report periods.

These reserves represents appropriations of retained earnings determined according to PRC law and may not be distributable.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries are also restricted. The total amount of the restricted capital and reserves as of June 30, 2011 and 2012 amounted to RMB494,127,942 and RMB583,717,842 (US$91,880,677), respectively.

23.	Segment information

Operating segments are defined as components of an enterprise that engage in business activities for which separate information is available and evaluated by the chief operating decision maker.

The Group operates and manages its business in three operating segments, Little New Star, Wentai and Yuanbo. Little New Star segment mainly provides English language training services to children through its directly-owned training centers and franchised training centers based in Changsha. Wentai segment mainly focusing on providing early childhood, primary and secondary education services in the PRC. Yuanbo segment mainly focusing on providing early childhood education service in the PRC.

The Group's chief operating decision maker ("CODM") has been identified as Chief Executive Officer and the senior management, including the President, Vice Presidents and Chief Finance Officer, who reviews operating result of respective operating segments separately to allocate resources and assess performance of the Group.

NOAH EDUCATION HOLDINGS LTD.

23.	Segment information - continued

	Little New Star			Wentai			Yuanbo			Corporate			Consolidated
	For the year ended June 30,			For the year ended June 30,			For the year ended June 30,			For the year ended June 30,			For the year ended June 30,
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net revenue - external	39,897,671	41,590,668	48,027,719	-	51,884,191	80,684,016	-	-	34,310,586	-	-	-	39,897,671	93,474,859	163,022,321
Cost of revenue	(18,493,517)	(16,866,904)	(19,139,829)	-	(26,458,614)	(45,158,120)	-	-	(22,079,439)	-	-	-	(18,493,517)	(43,325,518)	(86,377,388)

Gross profits	21,404,154	24,723,764	28,887,890	-	25,425,577	35,525,896	-	-	12,231,147	-	-	-	21,404,154	50,149,341	76,644,933
Other operating expenses	(12,549,389)	(15,049,188)	(20,578,190)	-	(15,073,206)	(25,673,256)	-	-	(7,700,376)	(37,473,806)	(46,598,026)	(83,979,544)	(50,023,195)	(76,720,420)	(137,931,366)
Non-operating expenses	34,289	(5,862,932)	466,067	-	2,553,039	5,478,323	-	-	2,847,473	17,885,982	10,622,899	15,246,374	17,920,271	7,313,006	24,038,237
Income tax expenses	(164,400)	(1,519,494)	(1,933,520)	-	(4,699,964)	(4,744,925)	-	-	(2,225,145)	-	-	(1,526,812)	(164,400)	(6,219,458)	(10,430,402)

Net income (loss) from continuing operations	8,724,654	2,292,150	6,842,247	-	8,205,446	10,586,038	-	-	5,153,099	(19,587,824)	(35,975,127)	(70,259,982)	(10,863,170)	(25,477,531)	(47,678,598)

Acquisition of property, plant and equipment	(2,106,918)	(4,813,177)	(3,308,698)	-	(7,814,626)	(13,235,170)	-	-	(7,440,136)	(11,574,791)	(10,463,955)	(3,155,739)	(13,681,709)	(23,091,758)	(27,139,743)
Acquisition of intangible assets	(2,700,000)	-	-	-	-	-	-	-	-	(1,425,773)	(1,545,725)	-	(4,125,773)	(1,545,725)	-
Acquisition of available-for-sale investment	-	-	-	-	-	-	-	-	-	(20,480,700)	-	-	(20,480,700)	-	-
Amortization of intangible assets	1,369,709	1,500,292	1,480,000	-	1,980,764	2,160,835	-	-	1,063,012	2,513,727	1,578,490	-	3,883,436	5,059,546	4,703,847
Depreciation of property, plant and equipment	1,218,480	1,599,769	2,360,147	-	4,415,819	8,733,918	-	-	3,462,667	6,728,078	8,260,826	8,665,658	7,946,558	14,276,414	23,222,390
Allowance for doubtful debts	-	-	53,000	-	-	-	-	-	-	-	-	530,753	-	-	583,753
Loss on disposal of property, plant and equipment	-	-	55,956	-	-	-	-	-	-	-	-	4,439	-	-	60,395
Impairment loss on intangible assets	-	-	3,000,000	-	-	-	-	-	-	-	942,678	-	-	942,678	3,000,000

Segment assets	80,584,593	88,820,441	74,168,991	-	178,855,208	180,687,091	-	-	121,087,317	731,268,850	619,836,322	501,044,319	811,853,443	887,511,971	876,987,718

Segment liabilities	19,872,084	22,871,555	22,997,214	-	31,421,494	41,214,161	-	-	10,831,078	39,345,869	19,076,371	17,242,672	59,217,953	73,369,420	92,285,125

There were no inter-segment sales for the years ended June 30, 2010, 2011 and 2012.

NOAH EDUCATION HOLDINGS LTD.

23.	Segment information - continued

Geographical disclosures: the Group mainly operates in the PRC and in 2010, 2011 and 2012, no single country other than the mainland China accounted for 10% or more of the Company's consolidated net revenue. In addition, all the identifiable assets of the Company are located in the PRC.

Major customers: there are no single customers who contributed for 10% or more of the Group's net revenue for the years ended June 30, 2010, 2011 and 2012.

Product groups: Included in the discontinued operations, the Group previously sold specialty handheld electronic learning devices, which included digital learning devices and e-dictionaries, that were similar in nature, had similar production process, had similar type of customers and utilized the same distribution method, as discrete financial information was not available for the Group's operations of prepaid cards and software; they are considered to be service lines instead of segment.

Apart from electronic learning devices, the Group also provides education services, which include supplement English Training, kindergartens and primary and secondary schools. As discrete financial information was not available for the Group's operations of these products groups, they are considered to be services lines instead of segment.

Revenue from these product groups or services lines are as follows:

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Discontinued operations
Electronic learning devices	640,390,206	204,712,282	-	-
Software	-	6,820,572	-	-

	640,390,206	211,532,854	-	-

Continuing operations
Supplemental English Training	36,068,515	33,134,682	35,922,056	5,654,345
Kindergartens	3,829,156	25,957,961	82,139,664	12,929,272
Primary and Secondary Schools	-	34,382,216	44,960,601	7,077,066

	39,897,671	93,474,859	163,022,321	25,660,683

	680,287,877	305,007,713	163,022,321	25,660,683

24.	Subsequent events

In August 2012, Yuanbo Education, one of the brands operated by Noah, has signed definitive agreements to acquire 100% interest of Dai Dai Kang Enterprise Management Consulting Co., Ltd., and Hangzhou Xiaoxiao Kids Art and Education Consulting Co., Ltd., for a total consideration of RMB48.1million (US$7.6 million). The transactions are expected to close by early November 2012, and will be subject to customary closing conditions, including regulatory approvals.

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

NOAH EDUCATION HOLDINGS LIMITED
BALANCE SHEETS

	As of June 30,
	2011	2012	2012
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	67,509,322	47,996,131	7,554,877
Amounts due from subsidiaries	137,550,433	188,283,453	29,636,936
Amounts due from a related party	47,532,200	-	-
Prepaid expenses and other current assets	954,470	432,509	68,079

Total current assets	253,546,425	236,712,093	37,259,892
Investments in subsidiaries	516,032,897	472,757,114	74,414,782
Investments	12,943,200	10,929,427	1,720,357

Total assets	782,522,522	720,398,634	113,395,031

Liabilities and Shareholders' Equity
Current Liabilities
Other payables and accruals	8,856,690	2,380,545	374,712
Deferred revenue	1,386,631	1,355,198	213,316

Total current liabilities	10,243,321	3,735,743	588,028

Non-current Liability
Deferred revenue	3,120,278	1,694,212	266,679

Total liabilities	13,363,599	5,429,955	854,707

Shareholders' Equity
Ordinary shares, US$0.00005 par value; 1,000,000,000 shares authorized as of June 30, 2011 and 2012; 36,427,851 and 36,569,866 shares issued and outstanding as of June 30, 2011 and 2012 respectively	14,799	14,843	2,336
Additional paid-in capital	1,042,785,726	1,046,863,605	164,782,560
Accumulated other comprehensive loss	(119,328,924)	(124,039,206)	(19,524,510)
Accumulated losses	(154,312,678)	(207,870,563)	(32,720,062)

Total shareholders' equity	769,158,923	714,968,679	112,540,324

Total liabilities and shareholders' equity	782,522,522	720,398,634	113,395,031

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF INCOME

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

General and administrative expenses	(15,757,634)	(16,074,443)	(9,291,827)	(1,462,589)
Other operating expenses	-	(9,225,574)	(465,856)	(73,328)

Operating loss	(15,757,634)	(25,300,017)	(9,757,683)	(1,535,917)
Investment income (loss)	1,135,078	(3,397,269)	(809,270)	(127,384)
Interest income	669	674	176,203	27,735
Non-operating income	5,597,938	1,538,027	1,470,767	231,508
Loss on disposal of ELP business	-	(486,628,367)	-	-

Loss before income tax	(9,023,949)	(513,786,952)	(8,919,983)	(1,404,058)
Income tax expenses	-	-	-	-

Loss after tax	(9,023,949)	(513,786,952)	(8,919,983)	(1,404,058)
Share of net profits (loss) of subsidiaries, net of taxes	14,683,774	102,449,908	(44,637,902)	(7,026,271)

Net income (loss)	5,659,825	(411,337,044)	(53,557,885)	(8,430,329)

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	Other	Accumulated	Total
	Ordinary shares		paid-in	comprehensive	Income	shareholders'	Comprehensive
	Share	Amount	capital	(losses)	loss	Equity	income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB

As of July 1, 2009	35,589,120	14,504	1,029,778,033	(93,632,438)	250,934,118	1,187,094,217
Issue of shares	2,647,743	905	37,384,095	-	-	37,385,000
Share repurchase	(1,394,300)	(477)	(38,698,132)	-	-	(38,698,609)
Exercise of share options	771,138	263	10,506,239	-	-	10,506,502
Net income	-	-	-	-	5,659,825	5,659,825	5,659,825
Share-based compensation	-	-	10,395,821	-	-	10,395,821
Cumulative translation adjustment, net of tax	-	-	-	(4,714,440)	-	(4,714,440)	(4,714,440)
Unrealized gain on available-for-sale investment, net of tax	-	-	-	9,395,254	-	9,395,254	9,395,254

As of June 30, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	1,217,023,570	10,340,639

Issue of shares as employee compensation	150,000	49	2,429,120	-	-	2,429,169
Share repurchase	(1,375,478)	(458)	(18,404,391)	-	-	(18,404,849)
Exercise of share options	39,628	13	386,445	-	-	386,458
Net loss	-	-	-	-	(411,337,044)	(411,337,044)	(411,337,044)
Share-based compensation	-	-	9,008,496	-	-	9,008,496
Cumulative translation adjustment, net of tax	-	-	-	(36,155,598)	-	(36,155,598)	(36,155,598)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(12,523,254)	-	(12,523,254)	(12,523,254)
Disposal of subsidiaries	-	-	-	18,301,552	-	18,301,552
Acquisition of subsidiaries	-	-	-	-	430,423	430,423	18,301,552

As of June 30, 2011	36,427,851	14,799	1,042,785,726	(119,328,924)	(154,312,678)	769,158,923	(441,714,344)

Issue of shares as employee compensation
Share repurchase	(26,195)	(9)	(254,502)	-	-	(254,511)
Exercise of share options	168,210	53	1,572,375	-	-	1,572,428
Net loss	-	-	-	-	(53,557,885)	(53,557,885)	(53,557,885)
Share-based compensation	-	-	2,760,006	-	-	2,760,006
Cumulative translation adjustment, net of tax	-	-	-	(3,899,857)	-	(3,899,857)	(3,899,857)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(810,425)	-	(810,425)	(810,425)

As of June 30, 2012	36,569,866	14,843	1,046,863,605	(124,039,206)	(207,870,563)	714,968,679	(58,268,167)

As of June 30, 2012 (US$)		2,336	164,782,560	(19,524,509)	(32,720,063)	112,540,324	(9,171,756)

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	5,659,825	(411,337,044)	(53,557,885)	(8,430,329)
Adjustments to reconcile net income to net cash used in operating activities:
Share of net (loss) profits of subsidiaries	(14,683,774)	(102,449,908)	44,637,902	7,026,271
Gain on trading investments, net	(868,255)	(653,861)	-	-
Impairment loss on other investment	-	4,409,508	809,270	127,384
Share-based compensation	10,395,821	11,437,616	2,760,006	434,441
Loss on disposal of ELP business	-	486,628,367	-	-
Changes in current assets and liabilities:
Trading investments	3,354,018	6,147,040	-	-
Prepaid expenses and other current assets	(2,640,603)	2,110,219	521,961	82,160
Other payables and accruals	(493,509)	(14,016,572)	(6,476,145)	(1,019,384)
Deferred revenue	(1,459,299)	(1,727,027)	(1,457,499)	(229,419)

Net cash used in operating activities	(735,776)	(19,451,662)	(12,762,390)	(2,008,876)

Cash flows from investing activities:
Deposit for investment	18,581,952	-	-	-

Amount paid for acquisition of Little New Star Education Group	(33,000,000)	-	-	-
Repayment from subsidiaries	76,831,395	(270,609)	-	-
Disposal of subsidiaries	-	40,000,000	-	-
Acquisition of held-to-maturity investments	(20,480,700)	-	-	-

Net cash provided by investing activities	41,932,647	39,729,391	-	-

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	49	-	-
Proceeds from exercise of share options	10,506,502	386,458	1,572,428	247,510
Shares repurchase	(38,698,609)	(18,404,849)	(254,511)	(40,062)

Net cash (used in) provided by financing activities	(28,192,107)	(18,018,342)	1,317,917	207,448

Net increase (decrease) in cash and cash equivalents	13,004,764	2,259,387	(11,444,473)	(1,801,428)
Effect of exchange rate changes on cash and cash equivalents	(10,309,175)	(8,040,649)	(8,068,718)	(1,270,064)
Cash and cash equivalents at the beginning of year	70,594,995	73,290,584	67,509,322	10,626,369

Cash and cash equivalents at the end of year	73,290,584	67,509,322	47,996,131	7,554,877

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
NOTE TO SCHEDULE 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2011 and 2012, RMB494,127,942 and RMB583,717,942 (US$91,880,677) of the restricted capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2010, 2011 and 2012.

