Form 20-F
period 2013-06-30
NOAH EDUCATION HOLDINGS LTD.
filed 2013-10-31
CIK 1411825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 37,612,307 ordinary shares, par value US$0.00005 per share, as of June 30, 2013.

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

INTRODUCTION

In this annual report, unless the context otherwise requires:

•	Noah,” “we,” “us,” “our company,” and “our,” refer to Noah Education Holdings Ltd., its predecessor and its subsidiaries and affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“U.S. GAAP” refers to general accepted accounting principles in the United States;

•	“fiscal 2011”, “fiscal 2012” and “fiscal 2013” represent the fiscal years ended June 30, 2011, 2012 and 2013, respectively;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

 PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.     Key Information

A.              Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended June 30, 2011, 2012 and 2013 and balance sheet data as of June 30, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal year ended June 30, 2010 and the balance sheet data as of June 30, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate expected future results.

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

	Year Ended June 30,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share and per ADS data)
Continuing operations
Net revenue	4,707	39,898	93,475	163,022	211,764	34,504
Cost of revenue (1)	(3,967)	(18,494)	(43,326)	(86,377)	(120,980)	(19,712)
Gross profit	740	21,404	50,149	76,645	90,784	14,792
Research and development expenses (1)	—	(1,879)	(2,212)	(3,103)	(2,100)	(342)
Selling and marketing expenses (1)	—	(3,391)	(3,979)	(6,097)	(6,289)	(1,025)
General and administrative expenses (1)	(21,735)	(42,170)	(65,469)	(86,725)	(89,022)	(14,505)
Other operating expenses	(48)	(2,862)	(10,572)	(2,059)	(285)	(46)
Impairment loss on goodwill	—	—	—	(57,394)	—	—
Other operating income	—	279	5,512	17,447	20,543	3,347
Operating(loss) income	(21,043)	(28,619)	(26,571)	(61,286)	13,632	2,221
Derivative gain	5,807	—	—	—	—	—
Impairment loss on investment	—	—	(4,409)	(809)	(6,390)	(1,041)
Interest income	5,308	9,134	1,880	1,402	1,627	265
Investment income	15,257	2,824	11,022	18,683	18,160	2,959
Other non-operating income (expenses)	6,204	5,962	(1,180)	4,762	5,235	853
Income (loss) before income tax	11,533	(10,699)	(19,258)	(37,248)	32,263	5,257
Income tax expenses	—	(164)	(6,220)	(10,431)	(9,509)	(1,549)
Net income (loss) from continuing operations	11,533	(10,863)	(25,478)	(47,679)	22,754	3,707
Net income (loss) from discontinued operations	85,457	16,523	(382,515)	—	—	—
Net income (loss)	96,990	5,660	(407,993)	(47,679)	22,754	3,707
Less: net income attributable to non-controlling interests	—	—	(3,344)	(5,879)	(5,738)	(935)
Net income (loss) attributable to shareholders of Noah Education Holdings Ltd.	96,990	5,660	(411,337)	(53,558)	17,016	2,772
Net income (loss) per share (2)
From continuing and discontinued operations
Basic	2.66	0.15	(11.16)	(1.47)	0.47	0.08
Diluted	2.66	0.15	(11.16)	(1.47)	0.47	0.08
From continuing operations
Basic	0.32	(0.28)	(0.78)	(1.47)	0.47	0.08
Diluted	0.31	(0.28)	(0.78)	(1.47)	0.47	0.08
From discontinued operations
Basic	2.34	0.43	(10.38)	—	—	—
Diluted	2.31	0.42	(10.38)	—	—	—
Weighted average ordinary shares outstanding
Basic	36,447	38,327	36,856	36,519	36,564	36,564
Diluted	37,069	39,201	37,091	36,588	36,569	36,569

	As of June 30,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	493,911	506,728	405,875	501,773	447,928	72,983
Total assets	1,327,019	1,376,166	887,512	876,988	931,289	151,740
Total current liabilities	(133,697)	(149,799)	(63,453)	(79,732)	(110,711)	(18,039)
Ordinary Shares	15	15	15	15	15	2
Additional paid-in capital	1,029,778	1,049,366	1,042,786	1,046,863	1,047,773	170,719
Accumulated other comprehensive loss	(93,632)	(88,951)	(119,329)	(124,039)	(123,518)	(20,126)
Accumulated income (loss)	250,9.4	256,594	(154,313)	(207,871)	(190,855)	(31,097)
Total shareholders’ equity of Noah Education Holdings Ltd.	1,187,094	1,217,024	769,159	714,968	74,015	12,060

(1)	Share-based compensation expenses are included in our cost of revenue and operating expenses as follows:

	Year Ended June 30,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation included in:
Cost of revenue	240	296	297	—	—	—
Research and development expenses	3,198	2,645	2,421	—	—	—
Sales and marketing expenses	2,453	1,980	1,793	—	—	—
General and administrative expenses	2,282	5,475	6,927	2,760	960	156

(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.1374 to US$1.00, the noon buying rate in effect as of June 28, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 25, 2013, the noon buying rate was RMB6.0838 to US$1.00.

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

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average (1)	High	Low
Fiscal Year ended June 30, 2009	6.8302	6.8271	6.8842	6.7800
Fiscal Year ended June 30, 2010	6.7815	6.8273	6.8358	6.7815
Fiscal Year ended June 30, 2011	6.4635	6.6271	6.8102	6.4628
Fiscal Year ended June 30, 2012	6.3530	6.3540	6.4720	6.2790
Fiscal Year ended June 30, 2013	6.1374	6.2312	6.3610	6.1340
2013
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August	6.1193	6.1213	6.1302	6.1123
September	6.1200	6.1198	6.1204	6.1178
October (through October 25)	6.0838	6.1060	6.1209	6.0815

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others on the ground of intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers use as course materials. We cannot assure you that materials used for our education services will not be alleged to infringe the copyright of third parties. We cannot assure you that all our employees and contractors will strictly comply with our policy prohibiting them from infringing the copyright of third parties. As a result, we could be sued and become liable for the intellectual property infringement and other actions of our employees or contractors. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brands. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. In the future, we may increasingly be subject to intellectual property infringement claims as we expand education services that we offer, as the number of services and competitors in our markets grows, as we enter into new markets and as our services receive more attention and publicity.

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

Some of our services may be viewed as discretionary rather than necessities. Consequently, our results of operations tend to be sensitive to changes in macroeconomic conditions that impact consumer discretionary spending. The global financial markets have experienced significant disruptions since 2007, and most of the world’s major economies remain in or are emerging from recession. There remains considerable uncertainty regarding the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including those of the United States and China. Continued concerns about the systemic impact of a potentially long-term and widespread recession, the sovereign debt crisis in Europe and fiscal policy challenges in the United States all have contributed to increased market volatility and diminished expectations for economic growth around the world. Such economic challenges have resulted in high unemployment, as well as stagnant wage levels, which has dampened consumer purchasing power. Uncertainty or adverse changes in the economy could lead to a significant decline in discretionary consumer spending, which, in turn, could result in a decline in the demand for our services. As a result of the economic downturn in China and internationally, overall consumer spending in China may slow down. Any decrease in demand for our services could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing our services, increase the cost and decrease the availability of potential sources of financing, and increase our exposure to material losses from our investments, any of which could have a material adverse impact on our financial condition and operating results.

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

We have experienced substantial growth since we commenced our operation in education services. This growth has placed, and will continue to place, substantial demand on our managerial, operational, technological and other resources. In July 2010, we acquired a 70% equity interest in Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. In July 2011, we acquired an 80% equity interest in Yuanbo Education, a PRC company focusing on early childhood education services in the Yangtze Delta region. In August 2012, Yuanbo Education acquired four kindergartens and one early childhood learning center from Dai Dai Kang Enterprise Management Co., Ltd., or DDK Consulting. In November 2012, Yuanbo Education acquired Hangzhou Xiaoxiao Kid’s Art and Education Consulting Co., Ltd., or Xiaoxiao Consulting, a PRC company operating six kindergartens and one children’s arts and music training center in Zhejiang province. We may not achieve the expected revenue growth and profitability from these acquisitions. Moreover, acquisitions expose us to potential risks, including the risks associated with diversion of management’s attention, difficulties in successfully integrating the acquired businesses, failure to retain key personnel, potentially dilutive issuances of equity securities, unanticipated events or circumstances and legal liabilities. We may continue to expand our operations through acquisitions. We cannot assure you, however, that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational or financial challenges. Our failure to manage our expansion, through internal growth or acquisitions, could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman, chief strategy officer and acting chief executive officer, Mr. Dong Xu. Although we entered into employment agreements with our executive officers and these employment agreements are automatically extended for successive one-year terms upon expiration of the initial three-year terms, these agreements are not guarantees that we can retain the services of these executives during the contracted term. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose key professionals and staff members. Each of employment agreements that our executive officers entered into with us contains non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

We face significant competition in each service we offer and each geographic market in which we operate, and if we fail to compete effectively, our revenues and profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each service we offer and each geographic market in which we operate. For example, our main competitors in children’s English training markets include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Our main competitors in education services market include ChinaEdu Corporation, TAL Education Group, Xueda Education Group, RYB Education Technology Development Co., Ltd., GYMbaby and Golden Cradle Kindergarten.

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

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2013. Our independent registered public accounting firm does not audit and report on the effectiveness of our internal control over financial reporting as we are a non-accelerated filer. See “Item 15. Control and Procedures.” However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We could be held liable for accidents that occur at our training centers, kindergartens, schools and other facilities. In the event of personal injuries or other accidents suffered by students or others, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. Although we have purchased student accident insurance and school liability insurance for all our primary and secondary schools and majority of our kindergartens, we currently do not have school liability insurance for eight kindergartens or our training centers or any business disruption insurance for our business. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management. In addition, any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption of our business against which we are not insured.

If we are required to impair our goodwill or other amortizable intangible assets, our financial condition and results of operations would be adversely affected.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. We typically perform our annual goodwill impairment test at year-end. During the fourth quarter of fiscal 2012, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than its net book value, we concluded that impairment triggering events existed and performed a goodwill impairment analysis. We determined the fair values of Little New Star Education and Wentai Education were less than the carrying value and recognized an impairment charge of RMB57.4 million (US$9.0 million) for the year ended June 30, 2012. We performed a sensitivity analysis for goodwill impairment with respect to each of our respective reporting units and determined that a hypothetical 10% decline in the fair value of each reporting unit as of June 30, 2013 would not result in a significant impairment of goodwill for any reporting unit. We could record impairments in the future if there are changes in the long-term fundamentals of our business, in general market conditions or in the regulatory landscape that could prevent us from recovering the carrying value of our goodwill or other amortizable intangible assets. The economic conditions affecting the PRC economy, and how that may impact the fundamentals of our business, may have a negative impact on the fair values of the assets in our reporting units.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our online business and primary and secondary education services do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The PRC government extensively regulates the Internet and compulsory education industries, including foreign ownership of, and the licensing and permit requirements pertaining to, companies doing business in these industries. We are a Cayman Islands corporation and a foreign legal person under the PRC laws. As a result of the foreign ownership restriction in the PRC Internet industry, we conduct part of our business through the www.littlestar.com.cn website through contractual arrangements with a Chinese entity called Changsha Leisen Education Software Co., Ltd, or Leisen Education. Leisen Education is our consolidated affiliated entity directly owned by our founder. We have been and expect to continue to be dependent on Leisen Education to operate our business online. In addition, the PRC laws currently do not permit PRC-foreign cooperative schools to engage in compulsory education. Accordingly, Wentai Education, our wholly owned subsidiary in China, is currently ineligible to directly operate or manage primary and secondary schools which are in compulsory education system. We depend on our consolidated affiliated entity, Shenzhen Wentai Investment Co. Ltd., or Wentai Investment, to operate primary and secondary education services in China. In addition, we operate Beijing Fengtai District Nanyang Star Kindergarten, or Nanyang Star Kindergarten, and Jiaxing City DDK Nanhu New District Kindergarten, or DDK Nanhu Kindergarten, through contractual arrangements with their shareholders. Nanyang Star Kindergarten and DDK Nanhu Kindergarten in aggregate represented 2.1% of our fiscal 2013 revenue and 0.3% of our total assets as of June 30, 2013.  We refer to Leisen Education, Wentai Education, Nanyang Star Kindergarten and DDK Nanhu Kindergarten collectively as our VIEs.

We do not have any equity interest in Leisen Education or Wentai Investment but receive their economic benefits through various contractual arrangements, including agreements on provision of loans, provision of services, license of software, and certain corporate governance and shareholder rights matters. In addition, we have entered into agreements with Leisen Education, Wentai Investment and each of the respective shareholders of Leisen Education and Wentai Investment which provide us with a substantial ability to control Leisen Education and Wentai Investment. We have entered into similar arrangements with respect to Nanyang Star Kindergarten and DKK Nanhu Kindergarten.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The relevant PRC regulatory and judicial authorities have broad discretion in determining whether a particular contractual structure or arrangement is in violation of PRC laws and regulations. If we, our VIEs or any of their subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including, without limitation:

•	revoking the business and operating licenses of our VIEs or our PRC subsidiaries and affiliated entities;
•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;
•	imposing fines, confiscating the income of our VIEs or our income, or imposing other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;
•	shutting down the servers of Leisen Education or blocking our websites; or
•	requiring us or our PRC subsidiaries and affiliated entities to restructure our ownership structure or operations.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations. If any of these penalties results in our inability to direct the activities of our VIEs or any of their subsidiaries that most significantly affect their economic performance, and/or our failure to receive the economic benefits from our VIEs or their subsidiaries, we may not be able to consolidate our VIEs or their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

Many of these contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. The arbitrators have broad discretion in determining whether a particular contractual structure or arrangement is in violation of PRC laws and regulations. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, our ability to conduct our business may be negatively affected or we may not be able to conduct the business of our online operations or primary and secondary education services at all.

The beneficial owners of Leisen Education and Wentai Investment may have potential conflicts of interest with us, which may adversely affect our business.

The sole shareholder of Leisen Education and the 70% shareholder of Wentai Investment, Mr. Dong Xu, owns 22.0% of our outstanding shares and is the chairman of the board of our company. The 30% shareholder of Wentai Investment, Mr. Qicai Du, is a director our company. Conflicts of interests between their duties to our company and their ownership interests in Leisen Education or Wentai Investment may arise. We cannot assure you that when conflicts of interest arise, Mr. Dong Xu and Mr. Qicai Du will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Leisen Education or Wentai Investment to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Leisen Education or Wentai Investment, and receive economic benefits from them. Other than relying on the duties of loyalty owed to us by Mr. Dong Xu and Mr. Qicai Du and the irrevocable power of attorney executed by each of them to appoint the individual designated by us to be his respective attorney-in-fact, we currently do not have any measures or policies to address these potential conflicts of interest. In the event of any such conflict of interest, we would have to rely on legal remedies under the PRC laws. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. If we cannot resolve any conflicts of interest or disputes between us and Mr. Dong Xu or Mr. Qicai Du, we would have to rely on the uncertainty of legal proceedings, which could result in disruption of our business.

Our ability to operate private schools may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of June 30, 2013, all of our schools elected as schools that require reasonable returns.

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

As of the date of this annual report, we provide supplemental English training services to children through 10 directly-owned training centers in Changsha and Datong and approximately 600 franchised training centers across China. We are dependent on franchisees to open new training centers as part of our growth strategy. Franchisees may not have access to the financial resources they need in order to open new training centers due to the unavailability of credit or other factors beyond their control. Any significant inability on the part of franchisees to obtain necessary financing on acceptable terms, or at all, could slow our planned growth.

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

In October 2005, the SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. We have requested our current shareholders and/or beneficial owners who are PRC residents to register with the local SAFE branch as required under the Circular No. 75. We are committed to complying and to ensuring that our shareholders and/or beneficial owners, who are PRC residents, comply with the Circular No. 75. However, we may not at all times be fully aware or informed of the identities of all our shareholders and/or beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the Circular No. 75. As a result, we cannot assure that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by Circular No. 75. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.

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

Furthermore, under the PRC enterprise income tax law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that our company is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. According to the relevant treaties between China and Hong Kong, 5% withholding tax is applied to the dividends distributed to Hong Kong investors by PRC enterprises if such Hong Kong investors hold no less than 25% of equity interest in such PRC enterprises. So we expect that 10% or 5% withholding tax will apply to dividends distributed by our subsidiaries in China to their non-PRC shareholders, as the case may be, but this treatment will depend on the status of their non-PRC shareholders as non-resident enterprises. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

In using the proceeds of our initial public offering in the manner described in “Item 14. Material Modifications to the Rights of Security Holders — E. Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart; and

•	loans by us to Leisen Education and Wentai Investment, each of which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

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

Our subsidiaries and affiliated entities in China enjoy tax exemptions, tax concessions and reduced income tax rates. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Our Results of Operations — Other Income Statement Items and Net Income — Provision for Income Taxes” for a description of the tax benefits that apply to us. The PRC enterprise income tax law that became effective on January 1, 2008 applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Companies are required to transition to the new enterprise income tax rate during a five-year transition period. An enterprise that was granted certain concessions will continue to enjoy such tax concessions until expiration of the tax preferences under the old income tax law, regulations and other relevant provisions. Certain of our Chinese subsidiaries currently also enjoy government subsidies in the form of value added tax refunds for the promotion of development in the software industry. Any expiration or changes in PRC tax benefits or incentives would reduce our after-tax profitability and materially and adversely affect our operating results.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. The PRC government has then from time to time revised the new policy, under which the RMB is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Between July 21, 2005 and June 30, 2013, the RMB appreciated by approximately 34.9% against the U.S. dollar, although the pace of appreciation was uneven during the period.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. Our revenues and costs are mostly denominated in the RMB and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China, which are denominated in RMB. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB as the RMB is our reporting currency.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was partially revised by the Ministry of Commerce on June 22, 2009. These regulations require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of these regulations remain unclear, and we cannot assure you that our initial public offering in October 2007 did not require approval from the CSRC, and if it did, how long it would take us to obtain the approval. The CSRC has declined to officially clarify the applicability of the regulations to us and our initial public offering. On the other hand, if CSRC approval had been required for our initial public offering, our failure to have obtained or our delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against the China affiliates of five accounting firms recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, we may be adversely affected by the outcome of the proceedings if we were to engage one of the China affiliates that are the subject of the administrative proceedings as our principal external accountant in the future. In addition, the China affiliates of our principal external accountant currently assist with our audit process. If the SEC prevails in the proceedings, the five accounting firms that were named in the proceedings may be barred from issuing audit reports on Chinese companies listed in the U.S. If none of the China-based auditors are able to continue to act auditors for Chinese companies listed in the U.S., we may not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our common shares may be adversely affected.

Risks Related to Our ADSs

We believe we were a passive foreign investment company, or PFIC, for our taxable year ended June 30, 2013, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a PFIC for United States federal income tax purposes for our taxable year ended June 30, 2013. In addition, it is possible one or more of our subsidiaries were also PFICs for such years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our ADSs and ordinary shares. In addition, a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each taxable year). Furthermore, we believe there is a significant risk we will be a PFIC for our current taxable year ending June 30, 2014 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. Because we believe we were a PFIC for our taxable year ended June 30, 2013, certain adverse U.S. federal income tax consequences could apply to U.S. persons that own our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

As of September 30, 2013, our executive officers, directors, principal shareholders and their affiliated entities beneficially owned approximately 66.6% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of September 30, 2013, we had 37,612,307 ordinary shares outstanding (which include 1,048,316 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes), of which 15,186,751 ordinary shares were represented by 15,186,751 ADSs. In addition, options to purchase 710,748 ordinary shares of our company were outstanding as of September 30, 2013. All ADSs are freely transferable without additional registration requirements under the Securities Act of 1933, or the Securities Act. Ordinary shares not represented by ADSs are also available for sale subject to the volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which mainly comprised Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and the acquisition of the 100% equity interest in Leisen Education by Shenzhen Zhi Yuan Noah Internet Co., Ltd., or Noah Zhi Yuan. The total consideration of the acquisition of the Little New Star Education Group was RMB 53.0 million (US$8.6 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. In February 2010, we completed our strategic investment in Franklin Electronic Publishers, Incorporated, or Franklin Electronic Publishers, a Pennsylvania corporation specializing in electronic handheld information, in which we purchased approximately 20% equity interests in Franklin at a total consideration of US$3.0 million. In July 2010, we completed the acquisition of 70% equity interests in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China, at a total consideration of RMB126 million (US$20.5 million). In July 2011, we acquired an 80% interest in Yuanbo Education, a PRC company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94.866 million (US$15.5 million). In November 2012, Yuanbo Education completed the acquisition of four kindergartens from Dai Dai Kang Enterprise Management Consulting Co., Ltd., or DDK Consulting, at a total consideration of RMB14.4 million (US$2.3 million). In November 2012, Yuanbo Education also completed the acquisition of a 100% interest in Hangzhou Xiaoxiao Kid’s Art and Education Consulting Co., Ltd., or Xiaoxiao Consulting, for a consideration of RMB23.2 million (US$3.8 million).

In fiscal 2011, we sold our electronic learning product, or ELP, business and certain target assets to First Win Technologies Ltd., or First Win, a company wholly owned by Mr. Benguo Tang, one of our founders and former president and chief operating officer, for the U.S. dollar equivalent of RMB100.0 million (US$16.3 million). First Win has been responsible for the operation of the ELP business since April 1, 2011, including earnings or losses during the period between signing and closing. The sale of the ELP business will enable us to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services business.

We conduct our business operations in China through our subsidiaries and affiliated entities. Our principal executive offices are located at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Our telephone number at this address is +86-755-8288-9100. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

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

In July 2007, we began to offer after-school tutoring programs to tap into the supplemental education market based on our experience and brand. In the past couple of years, we operated after-school tutoring centers in Chengdu, Chongqing and Beijing. To improve our operation efficiency, we discontinued the operations of our tutoring centers and ceased to operate after-school tutoring services under the “Noah” brand in the fiscal year ended June 30, 2010. In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which provides English language training services to children through its 10 directly-owned training centers and approximately 600 franchised training centers across China. As of end of June 30, 2013, the professional teaching team in directly-owned training centers consisted of approximately 96 teachers. In July 2010, we completed the acquisition of 70% of the equity interest in Wentai Education, a PRC company focusing on early childhood, primary and secondary education services in China. As of June 30, 2013, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, directly operated and managed two secondary schools and operated and managed eight kindergartens, one primary school and two secondary schools through its 78%-owned subsidiary, Zhongda Foundation Education Investment Management Co., Ltd., or Zhongda Foundation, in Guangdong Province as of June 30, 2013. Wentai Education and Wentai Investment had approximately 1,140 teachers and staff and had a total student enrollment of approximately 8,300 in the fiscal year ended June 30, 2013. In July 2011, we acquired an 80% equity interest in Yuanbo Education, a PRC company focused on early childhood education services in the Yangtze Delta region. As of June 30, 2013, Yuanbo Education operated 31 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. Its management team retains a 20% equity interest in Yuanbo Education. In November 2012, Yuanbo Education completed the acquisition of four kindergartens from DDK Consulting at a total consideration of RMB14.4 million (US$2.3 million). These kindergartens are located in Tongxiang and Jiaxing, Zhejiang Province with a total student enrollment of 1,350 and over 200 staff members at the time of the acquisition. In November 2012, Yuanbo Education also completed the acquisition of a 100% interest in Xiaoxiao Consulting for a consideration of RMB23.2 million (US$3.8 million). Xiaoxiao Consulting operates six kindergartens and one children’s arts and music training center in Hangzhou and had a total student enrollment of approximately 1,500 with over 200 staff members at the time of the acquisition. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

Our net revenue was RMB93.5 million, RMB163.0 million and RMB211.8 million (US$34.5 million) in the fiscal years ended June 30, 2011, 2012 and 2013, respectively. In the fiscal year ended June 30, 2011, we had a net loss of RMB408.0 million and a net loss attributable to the Company of RMB411.3 million. In the fiscal year ended June 30, 2012, we had a net loss of RMB47.7 million and a net loss attributable to the Company of RMB53.6 million. In the fiscal year ended June 30, 2013, we had a net income of RMB22.8 million (US$3.7 million) and a net income attributable to the Company of RMB17.0 million (US$2.8 million).

Our ELP Business

Historically, ELP business was our principal business and primarily consisted of content and services and content delivery platforms. Due to increased competition from more versatile mobile devices such as tablet computers and smart phones, the traditional ELP business incurred losses during few quarters in fiscal 2010 and 2011. In light of the fundamental changes in the market, disruptions to our distribution network, and our intention to focus more heavily on our education services business, we considered various strategic alternatives for the ELP business, retained an independent financial advisor to assist it in soliciting and evaluating bids for the ELP business and established a special committee to continue to evaluate the strategic alternatives relating to the ELP business, including, among others, the closure of the ELP business.

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win at a consideration of RMB100.0 million (US$16.3 million), which was subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011. We received the initial installment of the U.S. dollar equivalent of RMB40 million in April 2011, the second installment of RMB17.5 million in July 2011 and the final installment of RMB30.0 million in October 2011. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

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

English Language Training Services

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, a leading provider of English training services for children in China, founded in 1992 and based in Changsha, Hunan Province. As of the date of this annual report, we operated a nationwide training network of the Little New Star Education Group, which consisted of 10 directly-owned training centers in Changsha and Datong and approximately 600 franchised training centers across China and provides English training to children. The professional teaching team in directly-owned training centers consisted of approximately 96 teachers. We plan to use our nationwide distribution channels and sales and marketing expertise in China to expand the English training services for children.

Kindergartens

As of June 30, 2013, our kindergarten network consisted of 49 kindergartens, two of which opened in March 2013 and started to contribute to our revenue since fiscal 2013. There are 11 kindergartens in their respective ramp up periods. Our kindergartens had a total student enrollment of over 12,700 and approximately 1,970 teachers and staff members.

As of June 30, 2013, Wentai Education operated and managed six kindergartens. Wentai Investment, our consolidated affiliated entity, operated and managed eight kindergartens through its 78%-owned subsidiary, Zhongda Foundation. As of June 30, 2013, Wentai Education and Wentai Investment had approximately 3,400 students enrolled in the kindergartens they operated. Classes at Wentai Education and Wentai Investment are taught bilingually in Chinese and English.

As of June 30, 2013, Yuanbo Education operated 31 kindergartens in the economically developed and prosperous Yangtze Delta region under different brand names, including “Qingan”, “Daidaikang” and “Xiaoxiao”. Yuanbo Education offers world-class courses from Taiwan, Germany, Italy and Canada, which has given the company a competitive advantage in attracting students. As of June 30, 2013, Yuanbo Education had a total student enrollment of approximately 8,500. Yuanbo Education also operates one children’s arts and music training center through Xiaoxiao Consulting, its wholly owned subsidiary. The management team of Yuanbo Education, which has successfully grown the company since its establishment in 2001, retains a 20% equity interest in the company.

As of June 30, 2013, the Little New Star Education Group also operated and managed four kindergartens in Changsha with a total student enrollment of over 800.

Primary and Secondary Schools

Wentai Investment, our consolidated affiliated entity, directly operated and managed two secondary schools and operated two secondary schools and one primary school through Zhongda Foundation, its 78%-owned subsidiary, across four cities in Guangdong Province. As of June 30, 2013, Wentai Investment had a total student enrollment of approximately 4,900 and over 530 teachers and staff members.

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

Our research and development expenses were RMB2.2 million, RMB3.1 million and RMB2.1 (US$0.3 million) for the fiscal years ended June 30, 2011, 2012 and 2013, respectively.

Marketing and Brand Promotion

To enhance our brand recognition and attract customers for our education services, we have advertising arrangements with Chinese national and local consumer media outlets, such as newspapers (including school newspapers), campus billboards and leading Internet portals to promote our brands across China.

Competition

Our main competitors in the children’s English training market include Shanghai University ONLY Education Group, Global Kids English of Global Education & Technology Group, New Oriental Pop Kids English and Beijing Juren Education Group. Our main competitors in the early childhood, primary and secondary education services market include ChinaEdu Corporation, TAL Education Group, Xueda Education Group, RYB Education Technology Development Co., Ltd., GYMbaby and Golden Cradle Kindergarten.

Intellectual Property

Our “Noah,” “Little New Star,” “Wentai” and “Qingan” brands and other intellectual property rights contribute to our competitive advantage in education services in China. As of the date of this annual report, we had a total of 78 registered trademarks and nine trademarks pending registration in China, including “Noah” and “Little New Star.” We have registered our primary domain name www.noaheducation.com and 40 additional domain names, including eight domain names registered under the Little New Star Education Group, such as www.littlestar.com.cn and www.jmlittlestar.com.cn , five domain names registered under Wentai Education, such as www.wentaiedu.com, and three domain names registered under Yuanbo education, such as www.qingankid.com . As of the date of this annual report, we held eight domestic patents, and had two pending patent applications. We have also obtained copyright protections for our key proprietary software and teaching materials.

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

The PRC Regulations on Operating Chinese-foreign Schools and its implementation rules govern Chinese-foreign cooperation in operating schools or training programs. These regulations and rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, particularly in the areas of higher education and vocational training. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Permits for Chinese-foreign Cooperation in Operating Schools must be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We currently operate English training centers through a wholly foreign owned enterprise, Animation Digital, which we wholly own through another 100% subsidiary incorporated in Hong Kong, Global Ring Limited. We also operate and manage kindergartens through Animation Digital, Wentai Education, Wentai Investment, Yuanbo Education and Xiaoxiao Consulting, and operates and manages primary and secondary schools through our consolidated affiliated entity, Wentai Investment, over which our 70%-owned subsidiary Wentai Education has effective control through contractual arrangements. Based on the results of oral inquiries with the relevant education authorities and advice from our PRC legal counsel, we believe that our English training centers, kindergartens and primary and secondary schools are not Chinese-foreign cooperative schools that fall within the ambit of these regulations because they are operated by a PRC-registered domestic entity. However, we cannot assure you that other PRC education authorities may interpret the regulations otherwise, in which event, we may have to cease the operations of English training centers, kindergartens and primary and secondary schools until we obtain the necessary permits. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that we do not have the requisite licenses or permits to provide English training services and education services, we may have to cease the operations of English training centers, kindergartens and schools and suffer a setback to our growth strategy.”

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

Animation Digital filed our franchise contracts with the Ministry of Commerce via the electronic registration system of the Ministry of Commerce on September 22, 2008.

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

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and 2008 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.

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

On November 19, 2012, SAFE issued the Notice on Further Improving and Adjusting the Policies related to the Administration of Foreign Exchange in Direct Investment. The notice, which became effective on December 17, 2012, simplified the foreign exchange registration procedures. According to the notice, PRC individual residents are allowed to establish SPVs before completing relevant foreign exchange registration procedures for overseas investment with the relevant local SAFE branch. But the SPVs are prohibited to conduct offshore financing, change share structure or make return on investment prior to such foreign exchange registration. In the following circumstances, PRC individual residents are required to conduct alteration of the foreign exchange registration within time limit: (1) SPVs go through alteration of financing; (2) direct establishment or indirect control of enterprises offshore by registered SPVs; or (3) PRC individual residents obtain incomes from capital variation of SPVs. With regard to other alterations of SPVs, the alteration of the foreign exchange registration may be completed during the yearly inspection period of foreign invested enterprises. The notice also sets forth applicable conditions and main inspection points for retroactive registration in detail.

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

Regulations on Shareholder Loans

A shareholder loan made by foreign investors as shareholders to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, is considered foreign debt, which is subject to a number of PRC laws, including the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and 2008, the Interim Measures on Foreign Debt of 2003, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its Implementing Rules of 1998, the Administration of the Settlement, Sale and Payment of Foreign Exchange Provision of 1996. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. Under these regulations, in connection with foreign debt registration, it is required that the registered capital of the related foreign investment entity is fully paid up in accordance with the investment contract or its articles of association. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

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

Our significant subsidiaries, as of the date of this annual report, include:

•	Global Ring Limited, or Global Ring;

•	Trump Global Limited;

•	Bright Sound Limited;

•	Win Bright Creation Limited;

•	Chengdu Shidai Noah Education Software Co. Ltd., or Chengdu Shidai;

•	Chengdu Shidai Noah Information Technology Co. Ltd.;

•	Noah Education Technology (Shenzhen) Co., Ltd., or Noah Education;

•	Shenzhen Wentai Education Industry Development Co., Ltd., or Wentai Education

•	Changsha Meiwen Education Investment Management and Service Co., Ltd.;

•	Shenzhen New Noah Education Investment Development Co., Ltd.;

•	Shanghai Yuanbo Education Information and Consulting Corporation Ltd.;

•	Bright Sound Electronic Technology (Shenzhen) Co., Ltd., or Bright Sound;

•	Changsha Little New Star Animation Digital Technology Co., Ltd., or Animation Digital;

•	Changsha High-Tech Development Zone Xinya Co., Ltd.;

•	Changsha Little New Star Stationery Development Co., Ltd.;
•	Hangzhou Xiaoxiao Kid's Arts Education Consulting Co. Ltd.; and
•	Guangdong Wenjia Education Resource Services Co. Ltd.

The affiliated entities, on which we rely to carry out certain of our operations in China, include:

•	Changsha Leisen Education Software Co. Ltd., or Leisen Education;

•	Shenzhen Wentai Investment Co., Ltd., or Wentai Investment; and

•	Guangzhou Zhongda Foundation Elementary Education Investment Management Co., Ltd., or Zhongda Foundation

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Animation Digital has entered into contractual arrangements with Leisen Education and Dong Xu, the only shareholder of Leisen Education, to obtain effective control over the operation of Leisen Education. Dong Xu is our founder, chairman, chief strategy officer and acting chief executive officer. Contractual arrangements consist of an equity pledge agreement, a call option agreement, a loan agreement, a power of attorney, a software development and maintenance agreement, an exclusive technology supporting and consulting service agreement and a content providing agreement.

(2)	Wentai Education has entered into contractual arrangements with Shenzhen Wentai Investment Co., Ltd., or Wentai Investment, and Dong Xu and Qicai Du, the only shareholders of Wentai Investment, to obtain effective control over the operation of Wentai Investment. Contractual arrangements consist of an equity pledge agreement, a call option agreement, a loan agreement, an operation and management agreement, service agreements and powers of attorney.

(3)	Comprise Changsha Wangcheng Dear Baby Bilingual Kindergarten, Changsha Yuelu District Dear Baby Bilingual Kindergarten, Huizhou Foreign Language Kindergarten and Shenzhen Nanshan District Chunmiao Kindergarten.

(4)	Comprise Huizhou Foreign Language School and Foreign Language School Affiliated to Guangdong University of Foreign Studies.

(5)	The two secondary schools are Foshan Nanhai District Foreign Language School Affiliated to Sun Yat-Sen University and Dongguan Foreign Language School Affiliated to Sun Yat-Sen University. The primary school is Guangzhou Baiyun District Lanshan Foreign Language Primary School Affiliated to Sun Yat-Sen University. The eight kindergartens are Dongguan No. 2 Foreign Language Kindergarten Affiliated to Sun Yat-Sen University, Wuhan Dongxihu District Kindergarten Affiliated to Sun Yat-Sen University, Foshan Nanhai District Foreign Language Kindergarten Affiliated to Sun Yat-Sen University, Foshan Nanhai District Foreign Language Kindergarten (Wonderland) Affiliated to Sun Yat-Sen University, Guangzhou Baiyun District Lanshan Foreign Language Kindergarten Affiliated to Sun Yat-Sen University, Guangzhou Luogang District Vanke City (International) Kindergarten Affiliated to Sun Yat-Sen University, Zengcheng Lihu Lake Foreign Language Kindergarten Affiliated to Sun Yat-Sen University and Dongguan Foreign Language Kindergarten Affiliated to Sun Yat-Sen University.

(6)	Comprise Shanxi Datong Little New Star Foreign Language School, Changsha Tianxin District Little New Star School and Changsha Tianxin District New Star English Training School.

(7)	Comprise Changsha Furong District Nan Ming Yuan Little New Star Kindergarten, Changsha Mei Lin Shui Jun Kindergarten, Changsha Kaifu District Golden Seashore Little New Star Kindergarten and Changsha Tianxin District Huasheng Little New Star Kindergarten.

33

(8)

Comprise Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shanghai Jinshan District Private Litter Harvard Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-city Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, Tongxiang City Qing An Little Oxford Kindergarten, Jiaxing Qing An Qingha-Sites Kindergarten and Yellow Mountain City Tunxi District Bigui Garden Qing An Kindergarten, Tongxiang City DDK Meiyu Kindergarten, Tongxiang City DDK Micky Kindergarten, DDK Nanhu Kindergarten, Jiaxing City Nanhu District DDK Nobel Kindergarten, Jiande City Noah Kindergarten, Hangzhou City Xiaoshan District Noah Shanhe Kindergarten, Anqing City Yingjiang District Noah Yurun Kindergarten and Tongxiang City Little Oxford Yangguang Huacheng Kindergarten. We operate DDK Nanhu Kindergarten through contractual arrangements with its shareholder.

(9)	The six kindergartens comprise Hangzhou City Xiaoshan District Yihe Kindergarten, Hangzhou City Xiaoshan District Minggangcheng Kindergarten, Hangzhou City Xiaoshan District Yinhe Kindergarten, Hangzhou City Xiaoshan District Xiaoxiao Kindergarten, Hangzhou City Xiaoshan District Jinyin Kindergarten and Nanyang Star Kindergarten. We operate Nanyang Star Kindergarten through contractual arrangements with its shareholder. The training school is Hangzhou City Binjiang District Xiaoxiao Arts Training School.

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

Our PRC legal counsel is of the opinion that the contractual agreements among our PRC subsidiaries, Leisen Education and its shareholder:

•	do not violate any of the explicitly mandatory provisions of the PRC laws and regulations currently in effect; and

•	constitute legally binding obligations of our PRC subsidiaries, Leisen Education and its shareholder once these agreements are duly executed.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory and judicial authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. Moreover, the relevant PRC regulatory and judicial authorities have broad discretion in determining whether a particular contractual structure is in violation of PRC laws and regulations. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC Internet related businesses and primary and secondary schools do not comply with PRC government restrictions on foreign investment in the Internet and compulsory education industries, we could be subject to severe penalties including being prohibited from continuing operation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

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

Agreements that Provide Effective Control over Our Affiliated Entity

Equity Pledge Agreement .. Pursuant to the equity pledge agreement between Animation Digital and Mr. Dong Xu, the shareholder of Leisen Education, who pledged all of his equity interest in Leisen Education to Animation Digital to guarantee the performance of Leisen Education’s obligations under the software development and maintenance agreement, the exclusive technology supporting and consulting service agreement and the content providing agreement. If Leisen Education or Mr. Dong Xu breaches its respective contractual obligations, Animation Digital, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests pursuant to the agreement and applicable PRC Laws. Mr. Dong Xu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Leisen Education without the prior written consent of Animation Digital.

Option Agreement . Under the option agreement between Mr. Dong Xu and Animation Digital, Mr. Dong Xu irrevocably granted Animation Digital or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Leisen Education within ten years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Leisen Education is RMB 2,788,727.39 which is equal to the loan granted to Mr. Xu by Animation Digital. Animation Digital may exercise the option at any time or times at its sole discretion. Without Animation Digital's prior written consent, Mr. Dong Xu shall not transfer or otherwise dispose of any equity interests in Leisen Education or allow Leisen Education to declare any dividends. The Option Agreement shall not be unilaterally terminated by Mr. Dong Xu without Animation Digital's prior consent.

Loan Agreement . Pursuant to the loan agreement between Animation Digital and Mr. Dong Xu, Animation Digital agreed to grant a loan of RMB 2,788,727.39 to Mr. Dong Xu for his investment in the share capital of Leisen Education. Mr. Dong Xu is not required to make any interest payment to Animation Digital. Without Animation Digital's prior consent, Mr. Dong Xu shall not pledge his equity interests in Leisen Education to any third party. Mr. Dong Xu agreed to repay the loan upon the receipt of the repayment notification of Animation Digital at any time. The loan can be repaid only with the proceeds from transfer of the Mr. Dong Xu’s equity interest in Leisen Education to Animation Digital.

Power of Attorney . Mr. Dong Xu, the sole shareholder of Leisen Education, has executed a power of attorney to any employee of Animation Digital designated by Animation Digital to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Leisen Education requiring shareholder approval. The term of this power of attorney is ten years from the date thereof.

 Agreements that Transfer Economic Benefits to Us

Software Development and Maintenance Agreement . Pursuant to the software development and maintenance agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to develop software related to the website owned and operated by Leisen Education, and to provide subsequent software maintenance and management services to Leisen Education. The software developed by Animation Digital thereunder remains the property of Animation Digital, but is exclusively licensed to Leisen Education. Leisen Education agrees to pay annual service fees of 40% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Exclusive Technology Supporting and Consulting Service Agreement . Pursuant to the exclusive technology supporting and consulting service agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education technology supporting and consulting services related to the business operations of Leisen Education. Any and all intellectual property created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 40% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

Content Providing Agreement . Pursuant to the content providing agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education the content needed for the website owned and operated by Leisen Education. Any and all intellectual properties created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 10% of its total annual operating revenue to us. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

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

Agreements that Provide Effective Control over Wentai Investment

Equity Pledge Agreement . Pursuant to the equity pledge agreement dated April 23, 2010 between Wentai Education and the shareholders of Wentai Investment, namely Mr. Dong Xu and Mr. Qicai Du, each shareholder pledged all of his equity interest in Wentai Investment to Wentai Education to guarantee the performance of service agreements by Wentai Investment and its schools that they had entered into with Wentai Education. Separately, Wentai Education has entered into an equity pledge agreement with Wentai Investment on April 23, 2010, pursuant to which Wentai Investment pledged all of its 67% equity interest in Zhongda Foundation to Wentai Education for the same purpose. If Wentai Investment or any of its shareholders breaches its respective contractual obligations under the equity pledge agreements, Wentai Education, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. Wentai Investment and its shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhongda Foundation and Wentai Investment, respectively, without the prior written consent of Wentai Education.

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

Loan Agreement . Pursuant to the loan agreement between Wentai Education and the shareholders of Wentai Investment, dated March 12, 2010, Wentai Education agreed to lend RMB21 million to Mr. Dong Xu and RMB9 million to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Without Wentai Education's prior consent, Mr. Xu and Mr. Du shall not pledge their equity interests in Wentai Investment to any third party. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from transfer of the Mr. Dong Xu and Mr. Qicai Du’s equity interest in Wentai Investment to Wentai Education.

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

Power of Attorney . Mr. Dong Xu and Mr. Qicai Du, the only shareholders of Wentai Investment, have each executed a power of attorney to any person designated by Wentai Education to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Wentai Investment requiring shareholder approval. The term of each of these powers of attorney is twenty years from the date thereof.

Agreements that Transfer Economic Benefits to Us

Service Agreement . Pursuant to the service agreement dated October 28, 2010 between Wentai Education and Wentai Investment, Wentai Investment agreed to pay Wentai Education an annual service fee of 95% of its annual net income. Pursuant to service agreements between Wentai Education and schools held by Wentai Investment or Zhongda Foundation, each of the schools agreed to pay Wentai Education an annual service fee of 17% of its total annual revenues. Wentai Investment and these schools irrevocably and exclusively retain Wentai Education as their provider of support and advisory services on education management. Any intellectual property developed during the performance of the agreements remain the property of Wentai Education. The term of the service agreements is 20 years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

D.              Property, Plant and Equipment

Our headquarters are located in Shenzhen, Guangdong Province, China, where we own approximately 1,400 square meters of office space. We also own approximately 17,000 square meters of premises in Chengdu Hi-tech Industrial Development Zone for research use.

The Little New Star Education Group owns approximately 2,594 square meters of office and classroom space in Changsha, Hunan Province. As of June 30, 2013, the Little New Star Education Group leased an aggregate over 12,000 square meters of office and classroom space in Changsha and Datong.

Wentai Education and Wentai Investment own approximately 4,100 square meters of office and dormitory space in Shenzhen and Dongguan. As of June 30, 2013, Wentai Education and Wentai Investment leased an aggregate of approximately 139,000 square meters of office, classroom and dormitory space in Dongguan, Huizhou, Foshan, Guangzhou, Changsha and Shenzhen.

As of the date of this annual report, Yuanbo Education leased an aggregate of over 79,000 square meters of office, classroom and dormitory space in Jiaxing, Shanghai, Wuxi, Shaoxing, Haining, Tongxiang and Huangshan.

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

A.              Operating Results

Overview

Our net revenue was RMB93.5 million, RMB163.0 million and RMB211.8 million (US$34.5 million) in the fiscal years ended June 30, 2011, 2012 and 2013, respectively. In the fiscal year ended June 30, 2011, we had a net loss of RMB408.0 million and a net loss attributable to the Company of RMB411.3 million. In the fiscal year ended June 30, 2012, we had a net loss of RMB47.7 million and a net loss attributable to the Company of RMB53.6 million. In the fiscal year ended June 30, 2013, we had a net income of RMB22.8 million (US$3.7 million) and a net income attributable to the Company of RMB17.0 million (US$2.8 million).

Acquisitions

In July 2009, we acquired 100% of the equity interest in the Little New Star Education Group, which was mainly comprised of Animation Digital and Leisen Education, through a series of transactions, including the acquisition of 100% equity interest in Animation Digital through acquiring its sole shareholder Global Ring and Noah Zhi Yuan’s acquisition of the 100% equity interest in Leisen Education. The total consideration of the acquisition of the Little New Star Education Group was RMB53.0 million (US$8.6 million) in cash and 2,647,743 ordinary shares of Noah Education Holdings Ltd. As of the date of this annual report, we have fully paid the consideration. The Little New Star Education Group operates a nationwide training network to provide English training to children, which consists of 10 directly-owned training centers in Changsha and Datong and approximately 600 franchised training centers across China. As of June 30, 2013, the Little New Star Education Group had approximately 4,400 student enrollments in directly-owned training centers and kindergartens. The professional teaching team in directly-owned training centers and kindergartens consisted of approximately 180 teachers.

In March, April and June 2010, our wholly-owned subsidiary, Noah Education, entered into a series of agreements to acquire Wentai Education. In July 2010, we completed the acquisition of a 70% equity interest in Wentai Education through a series of transactions, including the acquisition of a 40% equity interest in Wentai Education for a total consideration of RMB36.0 million (US$5.9 million), as well as contribution of RMB30.0 million (US$4.9 million) to Wentai Education’s registered capital and contribution of RMB60.0 million (US$9.8 million) to Wentai Education’s capital reserves for an additional 30% equity interest. As of the date of this annual report, we have paid RMB36.0 million (US$5.9 million) to Wentai Education’s former shareholders and have contributed RMB90.0 million (US$14.7 million) to Wentai Education’s capital.

In April, May and July 2011, Noah Education entered into a series of agreements to acquire Yuanbo Education. In July 2011, we completed the acquisition of an 80% interest in Yuanbo Education through a series of transactions, including the acquisition of a 67.2% equity interest in Yuanbo Education for a total consideration of approximately RMB48.6 million (US$7.9 million), as well as contribution of approximately RMB8.96 million (US$1.5 million) to Yuanbo Education’s registered capital and contribution of approximately RMB37.3 million (US$6.1 million) to Yuanbo Education’s capital reserves for an additional 12.8% equity interest. As of the date of this annual report, we have paid RMB40.9 million (US$6.7 million) to Yuanbo Education’s former shareholders and have contributed RMB46.3 million (US$7.5 million) to Yuanbo Education’s capital. We will pay the remaining consideration of RMB7.7 million (US$1.3 million) in fiscal 2014 according to the terms and conditions set forth in the investment agreements.

In August 2012, Yuanbo Education entered into an investment agreement, an equity transfer agreement and a supplementary agreement to the investment agreement to acquire a 100% equity interest in four kindergartens and one early childhood learning center from DDK Consulting, for a total consideration of RMB14.4 million (US$2.3 million). In November 2012, Yuanbo Education completed the acquisition of four kindergartens from DDK Consulting at a total consideration of RMB14.4 million (US$2.3 million). As of the date of this annual report, we have paid RMB11.5 million (US$1.9 million) to the former shareholders of DDK Consulting and will pay the remaining consideration of RMB2.4 million (US$0.39 million) in fiscal years 2014 according to the terms and conditions set forth in the supplementary agreement to the investment agreement, such as satisfaction of certain financial criteria during a specified period.

In August 2012, Yuanbo Education entered into an investment agreement and an equity transfer agreement to acquire a 100% equity interest in Xiaoxiao Consulting for a total consideration of RMB23.2 million (US$3.8 million). In November 2012, Yuanbo Education completed the acquisition of a 100% interest in Xiaoxiao Consulting for a consideration of RMB23.2 million (US$3.8 million). As of the date of this annual report, we have paid RMB22.24 million (US$3.6 million) to the former shareholder of Xiaoxiao Consulting and will pay the remaining consideration of RMB1.0 million (US$0.2 million) in fiscal years 2014 and 2015 according to the terms and conditions set forth in the investment agreement, such as satisfaction of certain financial criteria during specified periods.

Divestiture

In March 2011, we entered into a stock purchase agreement to sell our ELP business and certain target assets to First Win for a consideration of RMB100.0 million (US$16.3 million), which is subject to certain adjustments. In June 2011, the stock purchase agreement was amended to simplify the purchase price adjustment mechanism. The sale was completed in June 2011.

We received the initial installment of the U.S. dollar equivalent of RMB40 million in April 2011, the second installment of RMB17.5 million in July 2011 and the final installment of RMB30.0 million in October 2011. We have released the shares pledged by Mr. Tang as security for his payment obligations under the stock purchase agreement. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing.

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

Education Services Rendered

We commenced business in 1999 focusing on the design, production and distribution of translation devices. In July 2004, we substantially completed our reorganization and began focusing on developing and delivering interactive education content. In June 2011, we divested our ELP business in order to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services business. We operate and manage high-end kindergartens and primary and secondary schools, and provide English language training services to children aged between 3 to 12 through our directly owned and franchised training centers. As of June 30, 2013, our kindergarten network consisted of 49 kindergartens with a total student enrollment of over 12,700 and approximately 1,970 teachers and staff members. Wentai Investment, our consolidated affiliated entity, operated and managed four secondary schools and one primary school with a total student enrollment of approximately 4,900 and approximately 530 teachers and staff members. We provide English language training services through 10 directly-owned training centers in Changsha and Datong and approximately 600 franchised training centers across China. We plan to combine our English language training services and early childhood, primary and secondary education services and to develop a comprehensive education services business.

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

	Year Ended June 30,
	2011	2011 to 2012 Change	2012	2012 to 2013 Change	2013
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)
	(in thousands, except percentages)
Continuing operations (1)
Net revenue	93,475	74.4	163,022	29.9	211,764	34,504
Cost of revenue	(43,326)	99.4	(86,377)	40.1	(120,980)	(19,712)
Gross profit	50,149	52.8	76,645	18.4	90,784	14,792

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The following table sets forth our net revenue, cost of revenue and gross profit, as a percentage of net revenue, for the periods indicated.

	Year Ended June 30,
	2011	2012	2013
	(%)	(%)	(%)
Continuing operations (1)
Net revenue	100	100	100
Cost of revenue	46.3	53.0	57.1
Gross profit	53.7	47.0	42.9

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

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

The table below sets forth the revenue from our three operating segments in the periods indicated.

	Year Ended June 30,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Little New Star	41,591	48,028	46,426	7,564
Wentai	51,884	80,684	99,445	16,204
Yuanbo	-	34,310	65,893	10,736
Total Revenue	93,475	163,022	211,764	34,504

The table below sets forth the revenue from our product groups in the periods indicated.

	Year Ended June 30,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Supplemental English Training	33,135	35,922	36,040	5,872
Kindergartens	25,958	82,140	115,182	18,767
Primary and Secondary Schools	34,382	44,960	60,542	9,865
Total Revenue	93,475	163,022	211,764	34,504

Net Revenue . Our net revenue represents the invoiced value of our goods sold and services rendered, net of value added taxes, or VAT, and business taxes. We are subject to a VAT rate of 13% on the invoiced value of teaching materials sold and a rate of 17% on the invoiced value of electronic learning devices sold. In addition, we are subject to a 3% business tax on gross revenue generated from services rendered by the Little New Star Education through its training schools. Our kindergartens are also subject to a 5% business tax on gross receipts minus a certain portion exempt from business tax as permitted by the PRC tax laws.

Our ELP business was disposed of in June 2011 and is reclassified as a discontinued operation. As a result, our revenue in fiscal 2011 has been recast to remove the net revenue generated from the ELP business.

Net revenue increased by 29.9% from RMB163.0 million in fiscal 2012 to RMB211.8 million (US$34.5 million) in fiscal 2013 primarily due to the organic growth, acquisition of kindergartens and incremental revenue from the newly opened school.

Cost of Revenue. Cost of revenue primarily consists of labor cost, rental expenses, depreciation and maintenance costs for related equipment, and other operating expenses directly attributable our operations.

We disposed of our ELP business in June 2011 and classified it as a discontinued operation in fiscal 2011. Our cost of revenue in fiscal 2011 has been recast to remove the cost of revenue incurred by the ELP business.

Cost of revenue increased by 40.1% from RMB86.4 million in fiscal 2012 to RMB121.0 million (US$19.7 million) in fiscal 2013, primarily reflecting incremental costs associated with acquiring and opening new kindergartens, as well as an increase in staff costs due to an industry-wide increase in compensation levels.

Operating Expenses

The following table sets forth our operating expenses for the periods indicated and the amount and percentage change between periods.

	Year Ended June 30,
	2011	2011 to 2012 change	2012	2012 to 2013 change	2013
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)
	(in thousands, except percentages)
Continuing operations (1)
Research and development expenses	2,212	40.3	3,103	(32.3)	2,100	342
Sales and marketing expenses	3,979	53.2	6,097	3.1	6,289	1,025
General and administrative expenses	65,469	32.5	86,725	2.6	89,022	14,505
Other operating expenses	10,572	(80.5)	2,059	(86.2)	285	46
Impairment loss on goodwill	—	—	57,394	—	—	—
Total operating expenses	82,232	89.0	155,378	(37.1)	97,696	15,918

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

Research and Development Expenses .. Research and development expenses primarily consist of remuneration for research and development personnel, share-based compensation, depreciation and maintenance expenses relating to equipment and materials used in research and development. The 32.3% decrease in research and development expenses in fiscal 2013 compared to fiscal 2012 was primarily due to decreased research and development staff headcounts at Little New Star Education. The 40.3% increase in research and development expenses in fiscal 2012 compared to fiscal 2011 was primarily due to our increased efforts in developing teaching materials.

Sales and Marketing Expenses. Sales and marketing expenses primarily consist of advertising costs, remuneration for sales and marketing personnel, depreciation, share-based compensation and travel and entertainment expenses. The 3.1% increase in sales and marketing expenses in fiscal 2013 compared to fiscal 2012 was primarily due to increased expenses relating to salaries and benefits of sales and marketing personnel. The 53.2% increase in sales and marketing expenses in fiscal 2012 compared to fiscal 2011 was primarily due to increased spending on advertising and promotional activities by Little New Star and Wentai Education to enhance our brand image. As a percentage of net revenue, sales and marketing expenses accounted for 4.3%, 3.7% and 3.0% of our net revenue in fiscal years ended June 30, 2011, 2012 and 2013.

General and Administrative Expenses. General and administrative expenses primarily consist of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses and depreciation. The 2.6% increase in general and administrative expenses in fiscal 2013 compared to fiscal 2012 was primarily attributable to (i) incremental expenses associated with acquiring and opening new kindergartens; (ii) increased expenses relating to salaries and benefits of administrative and management personnel and (iii) increased amortization expenses relating to the acquisition of new kindergartens, which was partially offset by a decrease in expenses incurred at our headquarter due to reduced headcount and a decrease in option expenses. The 32.5% increase in general and administrative expenses in fiscal 2012 compared to fiscal 2011 was primarily attributable to incremental expenses of approximately RMB14.0 million associated with the operation of kindergartens by Yuanbo Education and the newly opened school which were not presented in fiscal 2011, as well as an impairment charge on intangible assets of RMB3.0 million in fiscal 2012.

Impairment loss on goodwill. During the fourth quarter of fiscal 2012, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that impairment triggering events existed and performed a goodwill impairment analysis. We estimated the fair values of each of our three segments and reporting units, Little New Star Education, Wentai Education and Yuanbo Education, using discounted cash flows under the income approach. We determined the fair value of Yuanbo Education exceeded their carrying amounts by more than 10%. Therefore, no goodwill impairment was recognized on Yuanbo Education. We determined the fair values of Little New Star Education and Wentai Education were less than the carrying value. Accordingly, we compared the implied fair values of Little New Star Education and Wentai Education to their carrying values. To determine their implied fair values, we allocated the fair values of Little New Star Education and Wentai Education to all of their assets and liabilities, including any unrecognized intangible assets. As a result, we recognized an impairment charge of RMB57.4 million for the year ended June 30, 2012.

Other Operating Expenses. Other operating expenses in the fiscal year ended June 30, 2013 primarily consisted of expenses associated with our disposal of one kindergarten formerly owned by Yuanbo Education.. Other operating expenses in fiscal 2012 primarily consisted of fair value changes on call options and write-off of doubtful receivables from third parties. Other operating expenses in fiscal 2011 primarily consisted of legal and professional fees of RMB8.7 million associated with the sale of the ELP business.

Other Income Statement Items and Net Income

The following table sets forth other income statement items and net income for the periods indicated, and the amount and percentage change between periods.

	Year Ended June 30,
	2011	2011 to 2012 change	2012	2012 to 2013 change	2013
	(RMB)%		(RMB)%		(RMB)	(US$)
	(in thousands, except percentages)
Continuing Operations (1)
Net revenue	93,475	74.4	163,022	29.9	211,764	34,504
Cost of revenue	(43,326)	99.4	(86,377)	40.1	(120,980)	(19,712)
Gross profit	50,149	52.8	76,645	18.4	90,784	14,792
Total operating expenses	(82,232)	87.2	(155,378)	(37.1)	(97,696)	(15,918)
Other operating income	5,512	216.5	17,446	17.8	20,543	3,347
Operating(loss) income	(26,571)	(125.4)	(61,286)	*	13,632	2,221
Impairment loss on investment	(4,409)	(81.7)	(809)	689.9	(6,390)	(1,041)
Interest income	1,880	(25.4)	1,402	16.0	1,627	265
Investment income	11,022	69.5	18,683	(2.8)	18,160	2,959
Other non-operating (expenses)	(1,180)	(446.5)	4,762	9.9	5,235	853
Income (loss) before income tax	(19,258)	91.4	(37,248)	*	32,263	5,257
Income tax expenses	(6,220)	67.7	(10,431)	(8.8)	(9,509)	(1,549)
Net income (loss) from continuing operations	(25,478)	85.6	(47,679)		22,754	3,707
Net income (loss) from discontinued operation	(382,515)	—	—	—	—	—
Net income (loss) attributable to shareholders of Noah Education Holdings Ltd.	(411,337)	(87.1)	(53,558)	*	17,016	2,772

*	Not meaningful

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

The following table sets forth other income statement items and net income as a percentage of net revenue for the periods indicated.

	Year Ended June 30,
	2011	2012	2013
	(%)	(%)	(%)
Continuing Operations (1)
Net revenue	100.0	100.0	100.0
Gross profit	53.6	47.0	42.9
Total operating expenses	(88.0)	(95.3)	(46.1)
Other operating income	5.9	10.7	17.8
Operating income (loss)	(28.4)	(37.6)	15.0
Impairment loss on investment	(4.7)	(0.5)	(3.0)
Interest income	2.0	0.9	0.8
Investment income	11.8	11.5	8.6
Other non-operating income (expenses)	(1.3)	2.9	(0.5)
Income (loss) before income tax	(20.6)	(22.8)	15.2
Income tax expenses	(6.7)	(6.4)	(4.5)
Net income (loss) from continuing operations	(27.3)	(29.2)	10.7
Net income (loss) from discontinued operations	(409.2)	—	—

(1)	Following the disposal of our ELP business in June 2011, the ELP business was reclassified to discontinued operation for the fiscal year ended June 30, 2011. For a detailed description of the disposal, see “Item 7. Major Shareholders and Related Party Transactions – Transactions with Benguo Tang.”

Other Operating Income. Other operating income primarily consists of government subsidy, rental income and income from other enhancement programs, such us summer or winter camp, provided by us. Other operating income increased by 17.8 in fiscal 2013 from fiscal 2012, primarily due to increase in government subsidy and rental income. Other operating income increased by 216.5% in fiscal 2012 from fiscal 2011 primarily because of increases in rental income and income from summer courses.

Impairment Loss on Investment . We recognized an impairment loss on investment of RMB6.4 million (US$1.0 million) in fiscal 2013, reflecting a decline in the fair value of our investment in Series B Preferred B Shares of Franklin Electronic Publisher Inc. , as well as accumulative losses from our investment in Preferred A Shares of Franklin Electronic Publisher Inc. We had an impairment loss on investment of RMB0.8 million in fiscal year 2012, reflecting a decline in the fair value of our investment in Series B Preferred B Shares of Franklin Electronic Publisher Inc., as compared with a loss of RMB4.4 million in fiscal year 2011.

Interest Income. Interest income represents interest income from our bank deposits. The 16.0% increase in interest income in fiscal 2013 was primarily due to increased cash deposit with banks. The 25.4% decrease in interest income in fiscal 2012 was primarily due to a decrease in cash deposit with banks and lower interest rates on our bank deposits.

Investment Income. Investment income primarily consists of returns on our investments in bank financial products. The 2.8% decrease in investment income in fiscal 2013 was primarily due to a decrease in returns on our financial product investments. The 69.5% increase in investment income in fiscal 2012 was primarily due to higher return on our financial product investments during the investment period.

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

Our subsidiaries and our variable interest entities in China are subject to income tax at the current rate of 25%. However, some of our subsidiaries and our variable interest entities enjoy lower enterprise income tax rates because of preferential tax treatments. For example, Changsha Leisen enjoyed a preferential tax rate of 12.5% in 2013.

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

Our effective tax rate for the fiscal year ended June 30, 2011, 2012 and 2013 was 32.3%, 28.3% and 29.5%, respectively.

Net Income/(Loss)

As a result of the forgoing factors, we had a net loss of RMB25.5 million and RMB47.7 million for the fiscal years ended June 30, 2011 and 2012, respectively, and had net income of RMB22.8 million (US$3.7 million) in fiscal 2013.

Net Loss from Discontinued Operations

In June 2011, we disposed of our ELP business for a consideration of RMB100.0 million (US$16.3 million) subject to certain adjustments. We recorded a net loss of RMB382.5 million from discontinued operations in fiscal 2011, which comprised:

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

We typically perform our annual goodwill impairment test at year-end. We performed a sensitivity analysis for goodwill impairment with respect to each of our respective reporting units and determined that a hypothetical 10% decline in the fair value of each reporting unit as of June 30, 2013 would not result in a significant impairment of goodwill for any reporting unit.

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

Recently Issued Accounting Pronouncements

Accounting Standards Codification Topic 220, “Comprehensive Income,” was amended in June 2011 to require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income under current GAAP. This guidance was effective for our fiscal year and interim periods beginning July 1, 2012. The adoption of this amendment did not have a material effect on our consolidated financial statements.

In September 2011, Accounting Standards Codification 350-20, “Intangibles - Goodwill and Other - Goodwill,” was amended to allow entities to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired, and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance was effective for our fiscal year beginning July 1, 2012. The adoption of this amendment did not have a material effect on our consolidated financial statements.

B.               Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are our cash and cash equivalents, which comprise primarily of the proceeds from our initial public offering, as well as the cash flow generated from our operations. As of June 30, 2013, we had cash and cash equivalents of RMB447.9 million (US$73.0 million), compared to RMB501.8 million as of June 30, 2012.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended June 30,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in)/provided by operating activities	(26,410)	43,218	94,604	15,414
Net cash (used in)/provided by investing activities	(49,007)	55,817	(143,646)	(23,405)
Net cash (used in)/provided by financing activities	(19,518)	368	(1,509)	(246)
Net increase (decrease) in cash and cash equivalents	(94,935)	99,404	(50,551)	(8,237)
Effect of exchange rate changes on cash and cash equivalents	(5,918)	(3,506)	(3,294)	(537)
Cash and cash equivalents at beginning of period	506,728	405,875	501,773	81,757
Cash and cash equivalents at end of period	405,875	501,773	447,928	72,983

Operating Activities

Net cash provided by operating activities was RMB43.2 million and RMB94.6 million (US$15.4 million) in the fiscal years ended June 30, 2012 and 2013, respectively. Net cash used in operating activities was RMB26.4 million in the fiscal year ended June 30, 2011.

Net cash provided by operating activities in fiscal 2013 was primarily attributable to our net income of RMB22.8 million (US$3.7 million), as adjusted by the reconciliation of certain non-cash items, including RMB28.1 million (US$4.6 million) in depreciation, RMB5.6 million (US$0.9 million) in amortization and RMB6.4 million (US$1.0 million) in impairment losses on investment. Additional factors affecting operating cash flow included a RMB13.1 million (US$2.1 million) decrease in prepaid expenses and other current assets, primarily due to a decrease in staff advances, and a RMB14.1 million (US$2.3 million) increase in other payables and accruals, primarily due to increases in advance payment from students and accrued employee salary expenses and welfare benefits related to increased headcount.

Net cash provided by operating activities in fiscal 2012 was primarily attributable to our net loss of RMB47.7 million, as adjusted by the reconciliation of certain non-cash items, including RMB23.2 million in depreciation, RMB4.7 million in amortization, RMB57.4 million in impairment losses on goodwill and RMB3.0 million in impairment losses on intangible assets. Additional factors affecting operating cash flow included an increase in prepaid expenses and other current assets of RMB6.0 million, primarily due to advances related to the construction of new schools and kindergartens, and a decrease in other payables and accruals of RMB10.0 million, primarily due to a decrease in accrued professional fees.

Net cash used in operating activities in fiscal 2011 was primarily attributable to our net loss of RMB408.0 million, as adjusted by the reconciliation of certain non-cash items, including RMB162.7 million in allowance for doubtful debt, RMB84,5 million in write-down of excess and obsolete inventories, RMB17.2 million in depreciation, RMB8.3 million in amortization and RMB11.4 million in share-based compensation. Additional factors affecting operating cash flow included a RMB111.4 million decrease in account receivable, a RMB63.4 million decrease in account payable, a RMB39.5 million decrease in prepaid expenses and other current assets, primarily reflecting a decrease in subsidy receivables, as well as a RMB26.7 million decrease in other payables and accruals, primarily due to a decrease in consideration payable for the acquisition of Wentai Education.

We believe cash generated from our operating activities is affected by various factors, such as the number of student enrollments, the amount of course fees and our operating costs and expenses. See “—Factors Affecting Our Results of Operations.”

Investing Activities

Net cash used in investing activities was RMB143.6 million (US$23.4 million) in fiscal 2013, primarily due to net purchase of short term investments in the amount of RMB62.5 million (US$10.2 million), acquisitions of kindergartens of RMB29.8 million (US$4.9 million), payment of contingent consideration on Yuanbo Group of RMB7.3 million (US$1.2 million) and expenditures on property and equipment of RMB43.9 million (US$7.1 million) in connection with the expansion of our school network.

Net cash provided by investing activities was RMB55.8 million in fiscal 2012, primarily attributable to receipt of the final installment of proceeds from our disposal of the ELP business of RMB47.5 million, a RMB29.5 million decrease in held-to-maturity investment and a RMB32.0 million decrease in short-term fixed deposits, partially offset by payment of RMB25.1 million for the purchase price of Yuanbo Education acquisition and expenditures on property, plant and equipment of RMB27.1 million.

Net cash used in investing activities was RMB49.0 million in fiscal 2011, primarily due to payment of RMB35.3 million for the purchase price of Wentai Education acquisition and expenditures on property, plant and equipment of RMB18.1 million, partially offset by proceeds of RMB28.0 million from our disposal of the ELP business and a RMB28.0 million decrease in short-term fixed deposits.

We fund our capital expenditures primarily using cash generated from our operating activities and net proceeds received from our initial public offering. See “—Capital Expenditures.”

Financing Activities

Net cash used in financing activities was RMB1.5 million (US$0.2 million) in fiscal 2013, primarily due to dividend paid to non-controlling shareholders in fiscal 2013.

Net cash provided by financing activities was RMB0.4 million in fiscal 2012, primarily attributable to proceeds of RMB1.6 million from the exercise of options by our employees in fiscal 2012.

Net cash used in financing activities was RMB19.5 million in fiscal 2011, primarily due to our repurchase of ADSs of RMB18.4 million in fiscal 2011.

Restrictions on Cash Dividends

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. The total amount of the restricted capital and reserves as of June 30, 2012 and 2013 amounted to RMB583.7 million and RMB613.4 million (US$99.9 million), respectively. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the PRC enterprise income tax law that became effective on January 1, 2008 eliminates the exemption of enterprise income tax on dividend derived by foreign investors from foreign invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax on dividend distributions to their non-PRC shareholders, provided that such non-PRC shareholders are not classified as resident enterprises.

Borrowings

As of the June 30, 2013, we did not have any short-term or long-term borrowings.

Capital Expenditures

In the fiscal year ended June 30, 2013, our capital expenditures mainly included (1) payment of RMB7.3 million (US$1.2 million) as consideration for the acquisition of Yuanbo Education, (2) payment of RMB6.8 million (US$1.1 million) as consideration for the acquisition of DDK Consulting, (3)payment of RMB22.0 million (US$3.6 million) as consideration for the acquisition of Xiaoxiao Consulting, (3) acquisition of fixed assets in the amount of RMB35.4 million (US$5.8 million) and (4) expenditures of RMB8.5 million (US$1.4 million) on leasehold improvement.

We expect our capital expenditures in the fiscal year ended June 30, 2014 to include (1) approximately RMB37 million (US$6.0 million ) for the acquisition of fixed assets and (2) approximately RMB2.4 million for the acquisition of DDK consulting.

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

Our research and development expenses were RMB2.2 million, RMB3.1 million and RMB2.1 million (US$0.3 million) for the fiscal years ended June 30, 2011, 2012 and 2013, respectively.

D.               Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2012 to June 30, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2013:

	Payment Due by June 30,
	Total	2014	2015	2016	2017	2018	Thereafter
	(RMB in thousands)
Operating lease obligations	84,807	12,450	8,907	8,201	7,216	6,494	41,538
Management fee	103,927	5,182	3,213	2,900	5,220	5,878	81,534
Total	188,734	17,632	12,120	11,101	12,437	12,372	123,0721

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2013.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	ability to expand our content, attract customers and leverage our brands;

•	ability to manage growth;

•	trends and competition in the interactive educational content industry;

•	fluctuations in general economic and business conditions in China;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to expand our content, attract customers and leverage our brands;

•	our ability to manage growth;

•	trends and competition in the interactive educational content industry; and

•	fluctuations in general economic and business conditions in China.

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

Item 6.    Directors, Senior Management and Employees

A.              Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Dong Xu	47	Chairman, Chief Strategy Officer and Acting Chief Executive Officer
Xiaotong Wang	51	Director
Qicai Du	55	Director
Benguo Tang	48	Director
Xiao Chen	50	Independent Director
Conrad Kwong Yue Tsang	41	Independent Director
Benzhong Wang	74	Independent Director
Shengli Zheng	70	Independent Director
Rick Chen	43	Independent Director
Dora Li	45	Chief Financial Officer
Tianming Du	63	Vice President

Mr. Dong Xu is a founder of our company and serves as the chairman of our board. Mr. Xu has served as our chief strategy officer since April 1, 2011 and our acting chief executive officer since January 1, 2012. Mr. Xu is also the founder and 100% owner of Leisen Education and 70% owner of Wentai Investment. Mr. Xu served as our chief executive officer from April 2004 to March 2011. In April 2004, Mr. Xu helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Xu was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1995 to 1999, Mr. Xu served as vice president of sales of Tibet Medicine Company. From 1991 to 1995, Mr. Xu served as a manager of the Shenzhen Branch of Chengdu Enwei Group. He has a bachelor’s degree in engineering physics and an EMBA degree from Tsinghua University, China.

Mr. Xiaotong Wang is a founder of our company and serves as a member of our board of directors. Outside our group, Mr. Wang also serves as a director of Shenzhen Tiku Internet Technology Co., Ltd. and Noah Industrial. In April 2004, Mr. Wang helped form our company to market and distribute advanced interactive educational content. From 1999 to 2004, Mr. Wang was an executive officer of Noah Industrial, which focused on the design, production and distribution of translation devices. From 1996 to 1998, Mr. Wang served as a vice general manager of Hubei Xiangfan Tianhui Medical Instrument Company Limited. Prior to that, Mr. Wang served as a senior engineer and manager in Yimeida Electronic Co., Ltd. and was primarily responsible for electronic products and software. Mr. Wang has a master’s degree in precision instruments from Tianjin University, China.

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

Mr. Benguo Tang is a founder of our company. He served as our president and chief operating officer, and an executive member of our board, from 2004 to 2011. Prior to joining us, he worked as a manager at Gansu Duyi Medical Co., Ltd., and as a technical engineer at Dongguan Yimeida Electronic. Mr. Tang received his bachelor’s degree in engineering physics in 1989 and EMBA degree in 2007 from Tsinghua University.

Dr. Xiao Chen has served as our independent director since June 2007. Dr. Chen is currently a professor at the Department of Accounting, School of Economics and Management, Tsinghua University, China, where he served in various capacities since 1997. Dr. Chen’s research interests include accounting and capital markets, corporate governance, international taxation, taxation and business strategy, and business valuation. Dr. Chen is a board member of the China Accounting Society and the China Taxation Society. He currently serves as an independent director for China First Chemical Holdings Ltd., a company listed on the Hong Kong Stock Exchange, and Changyou.com Ltd., a NASDAQ-listed company. Dr. Chen received a bachelor’s degree in engineering from the Wuhan Institute of Chemical Engineering of China, a master degree in management engineering from the University of Science and Technology of China and a Ph.D. in economics from Tulane University.

Mr. Conrad Kwong Yue Tsang has served as our independent director since October 2007. Mr. Tsang has served as a senior advisor at Baring Private Equity Asia since August 2013. He was a managing director of Baring Private Equity Asia from 2000 to July 2013, where he led or participated in seventeen of the firm’s investments primarily in Greater China. He is currently the Vice Chairman of Hong Kong Venture Capital and Private Equity Association. Mr. Tsang also serves on the boards of Minsheng Education, Kangda International Holding Limited and Towona Media Holding Company Limited. From 1998 to 1999, Mr. Tsang was with the Equity Research Department of Merrill Lynch (Asia Pacific) Limited, covering the regional media and Hong Kong retail sectors. Prior to that, he was with Peregrine Fixed Income Limited. Mr. Tsang received his master’s degree in management studies from the University of Oxford, United Kingdom. He graduated from Imperial College of Science, Technology and Medicine, University of London, United Kingdom with a first class honors degree in electrical and electronic engineering.

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

Mr. Shengli Zheng has served as our independent director since October 2008. Mr. Zheng had over 15 years of experience in teaching and research at the Department of Computer Science, Peking University, China until 1984. Mr. Zheng currently serves as the secretary general of China Intellectual Property Law Association. Mr. Zheng is also the managing president of the Intellectual Property Association of China Colleges and an international arbitrator at the arbitration center of World Intellectual Property Organization. Mr. Zheng was a professor at Peking University Law School from 1997 to 2009 and a director of the Law and Order Research Center at Peking University from 2000 to 2009. Mr. Zheng has a bachelor’s degree in atmospheric physics from Peking University, China.

Mr. Rick Chen has served as our independent director since November 2012. Mr. Chen has extensive managerial experience in China’s education service and information technology sectors. He currently serves as the chairman and chief executive officer of AndPay Corporation, a mobile payment company in China, and as the chairman of Yurong Corporation, an online and mobile maternal and child related service provider in China. He was a senior vice president at 99Bill Corporation, an integrated payment provider in China from 2010 to 2012 and our executive vice president from 2007 to 2009. Mr. Chen received his bachelor’s degree in computer and economics from the University of North Alabama in 1993 and his master degree in finance from Boston College in 1996.

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

B.               Compensation

For the fiscal year ended June 30, 2013, we paid an aggregate of approximately RMB2.3 million (US$0.4 million) in cash to our executive officers. We started to pay cash compensation to our non-executive directors in January 2009. As of June 30, 2013, we paid approximately RMB0.5 million (US$0.1 million) in cash compensation to our non-executive directors.

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

Plan Administration . The compensation committee of our board of directors, or a committee designated by the compensation committee, will administer the 2007 plan, 2008 plan and 2011 plan. However, awards made to our independent directors, must be approved by the entire board of directors. The compensation committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or repurchase restrictions.

Award Agreement . Awards granted under our 2007 plan, 2008 plan and 2011 plan will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement may also specify whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions . The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2007 plan, 2008 plan and 2011 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will lapse. If the successor entity assumes or replaces our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards .. In general, the plan administrator determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted to any individual if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds US$100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award will be stated in the award agreement. The term of an award will not exceed ten years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination . Our board of directors may at any time amend, suspend or terminate the 2007 plan, 2008 plan and 2011 plan. Amendments to the 2007 plan, 2008 plan and 2011 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2007 plan, 2008 plan and 2011 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2007 plan, 2008 plan and 2011 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2007 plan, 2008 plan and 2011 plan.

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2007 plan, 2008 plan and 2011 plan to several of our directors and executive officers and to other individuals as a group. The options in the following table have a term of five years to exercise from the date of grant.

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration of Vesting Period
Dong Xu	180,000	2.60	March 2, 2009	December 31, 2011
Xiao Chen	2,000	6.142	June 30, 2007	June 30, 2010
Dora Li	8,000	5.56	January 18, 2008	December 31, 2010
	38,500	2.60	March 2, 2009	December 31, 2011
Other individuals as a group	10,000	4.00	May 5, 2010	December 31, 2012
	350,748	1.4720	June 30, 2007	December 31, 2008
	55,450	5.56	January 18, 2008	December 31, 2010
	66,050	2.60	March 2, 2009	December 31, 2011

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

In the fiscal year ended June 30, 2013, our audit committee held four meetings and passed two resolutions by unanimous written consent.

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

In the fiscal year ended June 30, 2013, our compensation committee did not hold any meetings nor pass any resolutions by unanimous written consent.

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

In the fiscal year ended June 30, 2013, our corporate governance and nominating committee did not hold any meetings nor pass any resolutions by unanimous written consent.

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

Communications with our independent directors

Our board of directors has adopted procedures for all interested parties to directly communicate their concerns or inquiries to our independent directors. All interested parties may make their concerns known to the presiding director Mr. Conrad Tsang via email at conradtsang@bpepasis.com or the presiding director disclosed on our website www.noaheducation.com .

D.               Employees

We had 1,354 and 2,129 employees as of June 30, 2011 and 2012, respectively. As of June 30, 2013, we had 2,848 employees, including 2,057 full time teachers, 752 general and administrative staffs, and 39 part-time teachers.

We offer our employees merit-based bonuses based on the overall performance of our company, the performance of the department and the individual. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

We are required by applicable PRC regulations to contribute for our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. In the past, we made insufficient contributions to these funds and plans because of our misunderstanding of the complex rules and regulations, which were not applied uniformly across the cities in which we had employees. Although we have not been challenged by the relevant government authorities, we subsequently determined that our contributions were insufficient. We have since set aside provisions in the amount of RMB2.4 million, RMB2.7 million and RMB2.0 million (US$0.3 million) as of June 30, 2011, 2012 and 2013, respectively, to cover the shortfall in past contributions. We have made the required payments in compliance with the applicable laws and regulations since July 2007.

E.                Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2013, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of September 30, 2013, there were 37,612,307 ordinary shares outstanding, which include 1,048,316 ordinary shares issued to The Bank of New York Mellon, our depositary, in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers (1)
Dong Xu (2)	8,258,200	22.0
Benguo Tang (3)	5,268,268	14.0
Xiaotong Wang (4)	4,292,260	11.4
Qicai Du (5)	1,409,304	3.7
Xiao Chen (6)	*	*
Conrad Kwong Yue Tsang (7)	3,364,669	8.9
Dora Li (8)	*	*
All Directors and Executive Officers as a Group	22,641,201	60.2
Principal Shareholders:
Jointly Gold Technologies Ltd. (9)	8,258,200	22.0
First Win Technologies Ltd. (10)	5,268,268	14.0
Global Wise Technologies Ltd. (11)	4,292,260	11.4
Baring Asia II Holdings (22) Limited (12)	3,364,669	8.9
Sunshine Nation Limited (13)	2,647,743	7.0

*	Less than 1% of our total issued and outstanding shares

(1)	The business address of our directors and executive officers, except for Mr. Conrad Tsang, is c/o Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(2)	Includes 7,416,810 ordinary shares and 661,390 ADSs, representing 661,390 ordinary shares, held by Jointly Gold Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Xu. These shares also include 180,000 ordinary shares issuable upon exercise of options held by Mr. Xu that was vested on October 31, 2012

(3)	Includes 4,711,208 ordinary shares and 557,060 ADSs, representing 557,060 ordinary shares, held by First Win Technologies Limited, a British Virgin Islands limited liability company affiliated with Mr. Tang.

(4)	Includes 3,713,710 ordinary shares and 578,550 ADSs, representing 578,550 ordinary shares, held by Global Wise Technologies Ltd., a British Virgin Islands limited liability company affiliated with Mr. Wang.

(5)	Includes 1,409,304 ADSs, representing 1,409,304 ordinary shares.

(6)	Represents ordinary shares issuable upon exercise of options held by Mr. Chen that was vested on October 31, 2012.

(7)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands. Mr. Tsang is a board representative of Baring Asia II Holdings (22) Limited. Mr. Tsang disclaims beneficial ownership of all of our shares held by the investment entities affiliated with Baring Asia II Holdings (22) Limited except to the extent of his pecuniary interest therein. The business address of Mr. Tsang is 3801, Two International Finance Centre, Central, Hong Kong.

(8)	Represents ordinary shares issuable upon exercise of options held by Ms. Li that was vested on October 31, 2012.

(9)	Jointly Gold Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Mr. Dong Xu. The registered address of Jointly Gold Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(10)	First Win Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Mr. Benguo Tang. The registered address of First Win Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(11)	Global Wise Technologies Ltd., a company incorporated in the British Virgin Islands, is affiliated with Mr. Xiaotong Wang. The registered address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola British Virgin Islands.

(12)	Includes 3,364,669 ordinary shares held by Baring Asia II Holdings (22) Limited, which is incorporated solely for the purpose of holding shares in our company for the benefit of the entities that comprise The Baring Asia Private Equity Fund II, or Fund II. The voting and investment power over the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of all of our shares held by Baring Asia II Holdings (22) Limited, except to the extent of their pecuniary interest therein. The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.

(13)	Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The registered address of Sunshine Nation Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Siyuan Du is the sole owner and director of Sunshine Nation Limited.

As of September 30, 2013, The Bank of New York Mellon, the depositary for our ADS program, was our only U.S. record holder, holding 31.2% of our total outstanding ordinary shares, which include 1,048,316 ordinary shares issued to The Bank of New York Mellon in June 2008 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

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

Pursuant to the stock purchase agreement in March 2011, the purchaser acquired the ELP business and assets (excluding the English and Chinese versions of the “Noah” trademark, cash held by the ELP subsidiaries and our office facilities in Chengdu and Shenzhen) (the “Target Assets”) for a purchase price of RMB100.0 million (US$16.3 million). We received the initial installment of the U.S. dollar equivalent of RMB40 million in April 2011, the second installment of RMB17.5 million in July 2011 and the final installment of RMB30.0 million,. in October 2011. We have released the shares pledged by Mr. Tang as security for his payment obligations under the stock purchase agreement. First Win has assumed responsibility for the operation of the ELP business since April 1, 2011, including earnings or losses of the ELP business during the interim period between signing and closing. In light of the spin-off of our ELP business, we sold our equity interests in Well Profit Creation Limited and its subsidiaries, namely, Noah Education Development (Chengdu) Co., Ltd., Chengdu Zhiyuan Noah Education Technology Co. Ltd., Chengdu Innovative Noah Electronic Co., Ltd., Innovative Noah Electronic (Shenzhen) Co., Ltd., New Noah Technology (Shenzhen) Co., Ltd., to First Win. We also terminated our contractual arrangements with Noah Zhi Yuan.

 Transactions with Related Parties

In the fiscal years 2012 and 2013, we paid the management fee of RMB950,000 and RMB1.3 million, respectively, to Guangzhou Zhongda Holding Limited, the 22% shareholder of Zhongda Foundation.

Equity Compensation Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentives.”

Advances to Related Parties

From time to time, we make advances to employees for travel and related expenses incurred in connection with business activities undertaken on our behalf. As of June 30, 2011, 2012 and 2013, amounts due from directors and officers were nil, nil and nil, respectively.

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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended June 30, 2009	5.91	1.85
Fiscal year ended June 30, 2010	6.16	3.50
Fiscal year ended June 30, 2011	3.75	1.73
Fiscal year ended June 30, 2012	2.59	1.00
Fiscal year ended June 30, 2013	2.45	1.11

Quarterly High and Low
Fiscal quarter ended September 30, 2011	2.59	1.57
Fiscal quarter ended December 31, 2011	2.59	1.00
Fiscal quarter ended March 31, 2012	2.28	1.50
Fiscal quarter ended June 30, 2012	1.64	1.02
Fiscal quarter ended September 30, 2012	1.49	1.11
Fiscal quarter ended December 31, 2012	2.45	1.19
Fiscal quarter ended March 31, 2013	2.30	1.45
Fiscal quarter ended June 30, 2013	1.67	1.31
Fiscal quarter ended September 30, 2013	2.05	1.32

Monthly Highs and Lows
April 2013	1.67	1.41
May 2013	1.58	1.31
June 2013	1.49	1.32
July 2013	1.49	1.32
August 2013	2.05	1.39
September 2013	2.24	1.82
October 2013 (through October 25)	2.42	1.90

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on The New York Stock Exchange since October 19, 2007 under the symbol “NED.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

 Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this annual report, our authorized share capital consists of 1,000,000,000 ordinary shares at the par value of US$0.00005 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General . All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends . The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors from funds lawfully available therefor.

Voting Rights . Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. On a show of hands, every shareholder will have one vote, and on a poll, every shareholder shall have one vote for each share registered in his name in the register of members. A poll may be demanded by our chairman or any shareholder holding not less than 10% of the paid up voting share capital giving a right to vote at the meeting, present in person or by proxy.

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

Transfer of Shares . Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

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

Calls on Shares and Forfeiture of Shares .. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid within the specified time are subject to forfeiture.

Redemption of Shares . Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as the directors may, before the issue of shares, determine.

Variations of Rights of Shares . All or any of the special rights attached to any class of shares may, subject to our articles of association, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records . Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”

Limitations on the Rights to Own Shares : There are no limitations on the right to own our shares.

Disclosure of Shareholder Ownership : There are no provisions in our proposed amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Mergers and Similar Arrangements .. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

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

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires ;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

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

Shareholder Action by Written Resolution .. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our memorandum and articles of association allow shareholders to act by written resolutions.

Shareholder Proposals . Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative Voting . Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors . Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed by the passing of a special resolution.

Transactions with Interested Shareholders . The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Dissolution; Winding Up . Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares . Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents .. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association may only be amended with the sanction of a special resolution passed at a general meeting of holders of shares of that class or with the sanction of the holders of a majority of the issued shares of that class.

Inspection of Books and Records . Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association . Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders .. There are no limitations imposed by Cayman Islands law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Demand Registration Rights . At any time commencing six months after our initial public offering, holders of at least 5% of all our issued and outstanding share capital on a fully diluted and as converted basis have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration (1) after we have already effected three demand registrations, (2) during the period beginning on the 60th business day prior to our good faith estimate of the filing date of, and ending on the 180th business day after the effective date of, a public offering of our securities initiated by us, (3) if the securities to be registered can be registered on Form F-3, (4) less than 30% of registrable securities are requested for registration, or (5) within 6 months preceding the request we effected a registration as requested or on Form F-3, or in which holders of registrable securities may participate pursuant to provisions for piggyback registration. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of our board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be in effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

Piggyback Registration Rights . If we propose to file a registration statement for a public offering of our securities other than, among other things, pursuant to an F-3 registration statement or other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights . When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we have, within the six month period preceding the date of such request, already effected one registration, (2) if Form F-3 is not available for the offering by holders of registrable securities, or (3) if holders of registrable securities propose to sell such securities at an aggregate price of less than US$1 million. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our president or chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be in effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

Expenses of Registration . We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended June 30, 2013. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and cash equivalents during the taxable year ended June 30, 2013, we believe we were a PFIC for such year. In addition, we believe there is a significant risk we will be a PFIC for the current taxable year ending June 30, 2014 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. It is possible one or more of our subsidiaries were PFICs for the taxable year ended June 30, 2013. You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect the ADSs will continue to be listed on the New York Stock Exchange and, consequently, provided the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you if we are a PFIC, as we believe we were for our taxable year ended June 30, 2013. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS (INCLUDING OUR PFIC STATUS IN YEARS PRIOR TO OUR TAXABLE YEAR ENDED JUNE 30, 2013) ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN ADS s OR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to PFIC rules discussed above, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a “PRC resident enterprise” under PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are not a PFIC (as discussed above) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended June 30, 2013. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, including the effects of any change in law.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended June 30, 2013. Therefore, the United States federal income tax consequences of a sale or other disposition could be materially different. See “—Passive Foreign Investment Company” above.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals will be required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website at http://www.noaheduation.com . In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following five years. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. Between July 21, 2005 and June 30, 2013, the RMB appreciated by approximately 34.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of June 30, 2013 into Renminbi at the exchange rate of US$1.00 for RMB6.1374 as of June 28, 2013, such a cash balance would have been RMB6.1374 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.0760 million as of June 30, 2013.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3%, 5.4% and 2.6% in calendar year 2010, 2011 and 2012. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

On October 24, 2007, we completed our initial public offering of ADSs sold by us and a selling shareholder. In the initial public offering, we registered and sold 10,202,641 ADSs (including over-allotment options), representing 10,202,641 ordinary shares, at US$14.00 per ADS. The aggregate price of the offering amount registered and sold was approximately US$142.8 million, of which we received net proceeds of approximately US$132.7 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. We used the net proceeds received from our initial public offering during the fiscal year ended June 30, 2013 as follows:

•	approximately US$13.2 million to fund our expansion into the education services business such as acquiring children’s English language training business and early childhood, primary and secondary education services business;

•	approximately US$0.3 million to fund research and development efforts; and

•	approximately US$0.008 million to repurchase ADSs from the open market in fiscal 2013.

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

Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of June 30, 2013. In making its assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2013 .

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

Item 16B. Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146267) and posted the code on our website www.noaheducation.com . We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended June 30,
	2011	2012	2013
	(US$ in thousands)
Audit fees (1)	500	350	540
Audit-related fees (2)	—	—	—
Tax fees (3)	—	—	—
All other fees (4)	—	29	34

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the ADSs repurchased by us as of June 30, 2013.

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS (2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
July 5, 2012 to July 25, 2012	5,875	US$	1.40	5,875	—

Total	5,875	US$	1.40	5,875	—

(1)	All the ADSs were purchased in the open market.

(2)	Each of our ADSs represents one ordinary share.

(3)	On June 10, 2011, our board of directors approved a share repurchase plan to repurchase up to US$15 million of our ADSs in the open market through June 10, 2013.

The ADSs repurchased in fiscal 2013, representing 5,875 ordinary shares, have been cancelled.

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

Item 19.  Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 3 of Form 6-K furnished with the Commission on December 19, 2008)
4.2	2008 Share Incentive Plan (incorporated by reference to Exhibit 4 of Form 6-K furnished with the Commission on December 19, 2008)
4.3	2011 Share Incentive Plan (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Commission on June 17, 2011)
4.4	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
4.5	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
4.6	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.7	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.8	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.9	English Translation of Purchase & Sale Contract for Commercial House dated February 20, 2009 between Chengdu Hi-tech Real Estate Co., Ltd. and Chengdu Shidai Noah Education Software Co. Ltd. (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.10	Share Purchase Agreement dated May 22, 2009 between Sunshine Nation Limited, Tianming Du, Liangdong Du, Siyuan Du and the Registrant (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.11	English Translation of Equity Acquisition Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd and Global Ring Limited (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.12	English Translation of Equity Transfer Agreement dated May 22, 2009 between Tianmin Du, Liangdong Du, Changsha Xingchen Enterprise Management & Consultation Co., Ltd. and Shenzhen Zhi Yuan Noah Internet Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 20, 2009)
4.13	English Translation of Investment Agreement dated March 12, 2010, First Supplemental Agreement dated March 17, 2010 and Second Supplemental Agreement dated June 30, 2010 between Noah Education, Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd. (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.14	English Translation of Equity Transfer and Capital Increase Agreement dated April 9, 2010 between Noah Education, Shenzhen Jinyinhe Investment Co., Ltd., Qicai Du, Yuzhang He, Xing Liang, Ming Yin and Shenzhen Wentai Education Industry Development Co., Ltd. (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)

4.15	English Translation of Services Agreement, dated October 28, 2010, between Wentai Education and Wentai Investment (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.16	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.17	English Translation of Equity Pledge Agreement, dated April 23, 2010, between Wentai Education and Wentai Investment (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.18	English Translation of Call Option Agreement, dated April 23, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.19	English Translation of Loan Agreement, dated March 12, 2010, between Wentai Education, Dong Xu and Qicai Du (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.20	English Translation of Form of Services Agreement between Wentai Education and Schools (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.21	English Translation of Power of Attorney, dated April 23, 2010, by Xu Dong and Qicai Du in favor of Wentai Education in respect of Wentai Investment (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.22	English Translation of Power of Attorney, dated April 23, 2010, by Wentai Investment in favor of Wentai Education in respect of Zhongda Foundation (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.23	English Translation of Operation and Management Agreement, dated April 23, 2010, among Wentai Education, Wentai Investment, Xu Dong and Qicai Du (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 29, 2010)
4.24	English Translation of Software Development and Maintenance Agreement, dated June 8, 2011, between Animation Digital and Leisen Education(incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.25	English Translation of Exclusive Technology Supporting and Consulting Service Agreement, dated June 8, 2011, between Animation Digital and Leisen Education(incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.26	English Translation of Content Services Agreement, dated June 8, 2011, between Animation Digital and Leisen Education (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.27	English Translation of Equity Pledge Agreement, dated June 8, 2011 between Animation Digital and Dong Xu (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.28	English Translation of Call Option Agreement, dated June 8, 2011 between Animation Digital and Dong Xu (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.29	English Translation of Loan Agreement, dated June 8, 2011 between Animation Digital and Dong Xu (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.30	English Translation of Power of Attorney by Dong Xu in favor of Animation Digital in respect of Leisen Education (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.31	Amended and Restated Stock Purchase Agreement dated June 8, 2011 by and among First Win, Noah and Benguo Tang (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.32	English Translation of Equity Transfer and Capital Increase Agreement dated April 13, 2011 by and among Noah Education, Yuanbo Education, Li Cao and Rongda Liu (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.33	English Translation of Investment Agreement dated April 13, 2011 by and among Noah Education, Yuanbo Education, Li Cao and Rongda Liu(incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)

4.34	English Translation of the First Supplementary Agreement to Investment Agreement dated May 18, 2011 by and among Noah Education, Yuanbo Education, Li Cao, Zhengan Chen and Rongda Liu(incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.35	English Translation of the Second Supplementary Agreement to Investment Agreement dated July 22, 2011 by and among Noah Education, Yuanbo Education, Li Cao, Zhengan Chen and Rongda Liu(incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on November 30, 2011)
4.36	English Translation of Investment Agreement dated August 2, 2012 by and among Yuanbo Education, DDK consulting, Zhejiang Fengming Chemical Fiber Co., Ltd, Daoyue Sun, Guoping Dong, Changlin Fei and Tongxiang Fengming Fukang Cultural and Industrial Investment Co., Ltd. (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 31, 2012)
4.37	English Translation of Equity Transfer Agreement dated August 2, 2012 by and among Yuanbo Education, Zhejiang Fengming Chemical Fiber Co., Ltd, Daoyue Sun, Guoping Dong and Changlin Fei (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 31, 2012)
4.38	English Translation of Supplementary Agreement to Investment Agreement dated August 29, 2012 by and among Yuanbo Education, DDK consulting, Zhejiang Fengming Chemical Fiber Co., Ltd., Daoyue Sun, Guoping Dong, Changlin Fei, Tongxiang Fengming Fukang Cultural and Industrial Investment Co., Ltd., Daidaikang Mickey Kindergarten, Daidaikang Nanhu New District Kindergarten, Daidaikang Nobel Kindergarten, Daidaikang American English Kindergarten and Daidaikang Lvdu Early learning Center (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-33728) filed with the Commission on October 31, 2012)
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146267), as amended, initially filed with the Commission on September 24, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Scheme Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Noah Education Holdings Ltd.

By:	/s/ Dong Xu
Name: Dong Xu
Title: Acting Chief Executive Officer

Date: October 31, 2013

NOAH EDUCATION HOLDINGS LTD.

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended June 30, 2011, 2012 and 2013

NOAH EDUCATION HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011, 2012 AND 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets as of June 30, 2012 and 2013	2

Consolidated Statements of Income for the years ended June 30, 2011, 2012 and 2013	3

Consolidated Statement of Comprehensive Income for the years ended June 30, 2011, 2012 and 2013	4

Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2011, 2012 and 2013	5

Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2012 and 2013	6

Notes to the Consolidated Financial Statements	7 - 71

schedule 1 - Condensed Financial Information of Noah Education Holdings Ltd. as of June 30, 2012 and 2013 and for the years ended June 30, 2011, 2012 and 2013	72 - 77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Education Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Noah Education Holdings Ltd., its variable interest entities and subsidiaries (the "Group") as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting .. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Education Holdings Ltd., its variable interest entities and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in note 2(x) to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of consolidated statements of comprehensive income, which was adopted by the Group on July 1, 2012.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(d). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

October 31, 2013

NOAH EDUCATION HOLDINGS LTD.

Consolidated Balance Sheets

		Years ended June 30,
	NOTES	2012	2013	2013
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		501,772,653	447,928,254	72,983,389
Investments	4	20,503,441	83,003,441	13,524,203
Accounts receivable, net of allowance of doubtful debts of RMB583,753 and RMB1,046,041 as of June 30, 2012 and 2013, respectively	5	750,854	294,145	47,927
Inventories	6	5,451,811	5,040,347	821,251
Prepaid expenses and other current assets	7	19,798,366	17,810,299	2,901,929
Total current assets		548,277,125	554,076,486	90,278,699
Investments	4	17,761,427	15,185,603	2,474,273
Property, plant and equipment, net	8	184,477,616	197,605,249	32,196,899
Intangible assets, net	9	68,815,388	80,314,386	13,086,060
Goodwill	2(l)	56,738,812	75,486,942	12,299,498
Deposits for property, plant and equipment		618,519	8,515,947	1,387,550
Deferred tax assets	18	298,831	104,314	16,996
Total assets		876,987,718	931,288,927	151,739,975

Liabilities and Shareholders' Equity
Current liabilities
Accounts payables (including accounts payables of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB1,704,882 and RMB2,073,692 as of June 30, 2012 and 2013, respectively)		1,778,569	2,120,699	345,537
Amount due to related party (including amount due to related party of the consolidated VIEs without recourse to the Company of RMB34,998 as of June 30, 2013)	20	-	34,998	5,702
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to the Company of RMB11,508,151 and RMB21,132,742	12	27,925,392	46,637,314	7,598,872
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB427,071 and RMB850,842 as of June 30, 2012 and 2013, respectively)		431,748	860,708	140,240
Income tax payables (including income tax payables of the consolidated VIEs without recourse to the Company of RMB7,031,865 and RMB8,057,989 as of June 30, 2012 and 2013, respectively)		14,217,785	22,146,786	3,608,496
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB13,020,663 and RMB18,612,829 as of June 30, 2012 and 2013, respectively)		28,105,992	36,410,159	5,932,505
Contingent consideration payable	10	7,272,337	2,500,000	407,339
Total current liabilities		79,731,823	110,710,664	18,038,691
Non-current liabilities
Deferred tax liabilities	18	7,585,920	9,407,560	1,532,825
Deferred revenue		3,864,580	2,638,848	429,962
Other liabilities		1,102,801	1,102,801	179,685
Total non-current liabilities		12,553,301	13,149,209	2,142,472
Total liabilities		92,285,124	123,859,873	20,181,163
Commitments and contingencies	21

Shareholders' Equity
Ordinary Shares, US$0.00005 par value; 1,000,000,000 shares authorized as of June 30, 2012 and 2013; 36,569,866 and 36,563,991 shares issued and outstanding as of June 30, 2012 and 2013, respectively	13	14,843	14,841	2,418
Additional paid-in capital		1,046,863,605	1,047,772,763	170,719,321
Accumulated other comprehensive loss		(124,039,206)	(123,518,246)	(20,125,500)
Accumulated losses		(207,870,563)	(190,854,929)	(31,097,033)
Total Noah Education Holdings Ltd. shareholders' equity		714,968,679	733,414,429	119,499,206
Non-controlling interests		69,733,915	74,014,625	12,059,606
Total equity		784,702,594	807,429,054	131,558,812
Total liabilities and shareholders' equity		876,987,718	931,288,927	151,739,975

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Years ended June 30,
	NOTES	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Continuing operations
Net revenue		93,474,859	163,022,321	211,764,124	34,503,882
Cost of revenue		(43,325,518)	(86,377,388)	(120,979,945)	(19,711,921)
Gross profit		50,149,341	76,644,933	90,784,179	14,791,961
Research and development expenditures		(2,212,193)	(3,103,168)	(2,100,036)	(342,170)
Selling and marketing expenses		(3,979,909)	(6,096,483)	(6,289,173)	(1,024,729)
General and administrative expenses		(65,468,504)	(86,725,310)	(89,021,907)	(14,504,824)
Other operating expenses	15	(10,571,986)	(2,059,054)	(285,123)	(46,457)
Impairment loss on goodwill	2(l)	-	(57,393,867)	-	-
Other operating income	16	5,512,172	17,446,516	20,543,727	3,347,301
Operating (loss) income		(26,571,079)	(61,286,433)	13,631,667	2,221,082
Impairment loss on investments	4	(4,409,508)	(809,270)	(6,390,487)	(1,041,237)
Interest income	2(r)	1,880,147	1,402,253	1,626,726	265,051
Investment income	4	11,022,226	18,682,916	18,159,919	2,958,894
Other non-operating (expenses) income	17	(1,179,859)	4,762,338	5,235,169	852,994
(Loss) income before income tax		(19,258,073)	(37,248,196)	32,262,994	5,256,784
Income tax expenses	18	(6,219,458)	(10,430,402)	(9,509,236)	(1,549,392)
Net (loss) income from continuing operations		(25,477,531)	(47,678,598)	22,753,758	3,707,392
Net loss from discontinued operation	11	(382,515,241)	-	-	-
Net (loss) income		(407,992,772)	(47,678,598)	22,753,758	3,707,392
Less: net income attributable to non-controlling interests		(3,344,272)	(5,879,287)	(5,738,124)	(934,943)
Net (loss) income attributable to the Noah Education Holdings Ltd. shareholders		(411,337,044)	(53,557,885)	17,015,634	2,772,449
Net (loss) income per share	19

From continuing and discontinued operations
Basic		(11.16)	(1.47)	0.47	0.08
Diluted		(11.16)	(1.47)	0.47	0.08
From continuing operations
Basic		(0.78)	(1.47)	0.47	0.08
Diluted		(0.78)	(1.47)	0.47	0.08

From discontinued operation
Basic		(10.38)	-	-	-
Diluted		(10.38)	-	-	-

Weighted average ordinary shares outstanding
Basic		36,856,451	36,519,353	36,564,223	36,564,223
Diluted		37,091,472	36,588,077	36,568,954	36,568,954

NOAH EDUCATION HOLDINGS LTD.

Consolidated STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Net (loss) income	(407,992,772)	(47,678,598)	22,753,758	3,707,394
Other comprehensive income, net of tax:
Cumulative translation adjustments	(36,155,598)	(3,899,857)	(3,417,467)	(556,827)
Unrealized loss on available-for-sale	(12,523,254)	(810,425)	(1,830,837)	(298,308)
Reclassification adjustment upon impairment	-	-	5,769,262	940,017
Disposal of subsidiaries	18,301,552	-	-	-

Total comprehensive (loss) income	(438,370,072)	(52,388,880)	23,274,716	3,792,276
Comprehensive income attributable to the non- controlling interests	(3,344,272)	(5,879,287)	(5,738,124)	(934,944)

Total comprehensive (loss) income attributable to Noah Education Holding Ltd.	(441,714,344)	(58,268,167)	17,536,592	2,857,332

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Noah Education Holdings Ltd. shareholders
				Accumulated
			Additional	other	Accumulated	Non-
	Ordinary shares		paid-in	comprehensive	income	controlling
	Share	Amount	capital	(loss) income	(losses)	interest	Total
		RMB	RMB	RMB	RMB	RMB	RMB

As of July 1, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	-	1,217,023,570
Issue of shares as employee compensation (note 13)	150,000	49	2,429,120	-	-	-	2,429,169
Share repurchase (note 13)	(1,375,478)	(458)	(18,404,391)	-	-	-	(18,404,849)
Exercise of share options (note 13)	39,628	13	386,445	-	-	-	386,458
Net income (loss)	-	-	-	-	(411,337,044)	3,344,272	(407,992,772)
Share-based compensation (note 14)	-	-	9,008,496	-	-	-	9,008,496
Cumulative translation adjustment, net of tax	-	-	-	(36,155,598)	-	-	(36,155,598)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(12,523,254)	-	-	(12,523,254)
Disposal of subsidiaries	-	-	-	18,301,552	-	-	18,301,552
Acquisition of subsidiaries (note 10)	-	-	-	-	430,423	41,639,356	42,069,779
As of June 30, 2011	36,427,851	14,799	1,042,785,726	(119,328,924)	(154,312,678)	44,983,628	814,142,551

Share repurchase (note 13)	(26,195)	(9)	(254,502)	-	-	-	(254,511)
Exercise of share options (note 13)	168,210	53	1,572,375	-	-	-	1,572,428
Net income (loss)	-	-	-	-	(53,557,885)	5,879,287	(47,678,598)
Share-based compensation (note 14)	-	-	2,760,006	-	-	-	2,760,006
Cumulative translation adjustment, net of tax	-	-	-	(3,899,857)	-	-	(3,899,857)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(810,425)	-	-	(810,425)
Acquisition of subsidiaries (note 10)	-	-	-	-	-	19,821,000	19,821,000
Dividend to non-controlling interests	-	-	-	-	-	(950,000)	(950,000)
As of June 30, 2012	36,569,866	14,843	1,046,863,605	(124,039,206)	(207,870,563)	69,733,915	784,702,594

Share repurchase (note 13)	(5,875)	(2)	(51,179)	-	-	-	(51,181)
Net income	-	-	-	-	17,015,634	5,738,124	22,753,758
Share-based compensation (note 14)	-	-	960,337	-	-	-	960,337
Cumulative translation adjustment, net of tax	-	-	-	(3,417,465)	-	-	(3,417,465)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(1,830,837)	-	-	(1,830,837)
Reclassification adjustment upon impairment	-	-	-	5,769,262	-	-	5,769,262
Dividend to non-controlling interests	-	-	-	-	-	(1,457,414)	(1,457,414)
As of June 30, 2013	36,563,991	14,841	1,047,772,763	(123,518,246)	(190,854,929)	74,014,625	807,429,054

As of June 30, 2013 (US$)		2,418	170,719,321	(20,125,500)	(31,097,033)	12,059,606	131,558,812

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(407,992,772)	(47,678,598)	22,753,758	3,707,392
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Amortization of intangible assets	8,268,550	4,703,847	5,621,002	915,860
Depreciation of property, plant and equipment	17,244,752	23,222,390	28,145,924	4,585,969
Allowance for doubtful debts (net)	162,710,320	583,753	462,288	75,323
Write-down of excess and obsolete inventories	84,504,513	-	-	-
Loss on disposal of property, plant and equipment	1,327,093	60,395	260,373	42,424
Impairment loss on intangible assets	942,678	3,000,000	-	-
Impairment loss on goodwill	-	57,393,867	-	-
Share-based compensation	11,437,616	2,760,006	960,337	156,473
Gain on trading investments, net	(653,861)	-	-	-
Gain on disposal of Electronic Learning Products ("ELP") business (note 11)	(11,936,125)	-	-	-
Impairment loss on other investments (note 4)	4,409,508	1,890,270	6,390,487	1,041,237
Change in fair value of contingent consideration payable (note 10)	-	(58,665)	(895,000)	(145,827)
Gain on disposal of a subsidiary	-	(302,004)	-	-

Changes in current assets and liabilities:
Trading investments	6,147,040	-	-	-
Accounts receivable	111,403,206	333,400	(5,579)	(909)
Related party receivables	165,218	-	-	-
Inventories	26,858,112	671,497	411,464	67,042
Prepaid expenses and other current assets	39,486,852	(5,952,494)	13,145,569	2,141,879
Deferred tax assets	2,189,542	195,050	194,517	31,694
Accounts payables	(63,378,727)	(1,057,025)	342,130	55,745
Amount due to related party	-	-	34,988	5,701
Other payables and accruals	(26,721,883)	(9,996,010)	14,059,866	2,290,852
Advances from customers	1,174,529	204,232	428,960	69,893
Deferred revenue	750,752	6,331,587	(3,232,364)	(526,667)
Income tax payables	5,420,618	8,485,705	7,929,001	1,291,915
Deferred tax liabilities	(167,801)	(1,572,771)	(2,403,361)	(391,593)
Net cash (used in) provided by operating activities	(26,410,270)	43,218,432	94,604,360	15,414,403
Cash flows from investing activities:
Acquisition of property, plant and equipment	(18,132,076)	(27,139,743)	(43,879,107)	(7,149,462)
Acquisition of intangible assets	(3,631,976)	-	(220,000)	(35,846)
Acquisition of the Wentai Education Group (note 10)	(35,283,311)	(697,611)	-	-
Acquisition of Yuanbo Education Group (note 10)	-	(25,097,061)	-	-
Acquisitions of subsidiaries (note 10)	-	-	(29,844,143)	(4,862,669)
Settlement of related party receivables	-	47,532,200	-	-
Disposal of ELP business (note 11)	28,041,081	-	-	-
Disposal of a subsidiary	-	(280,403)	-	-
Deposits for acquisitions of subsidiaries	(4,000,000)	-	-	-
Purchase of held-to-maturity investments	(44,000,000)	-	(62,500,000)	(10,183,465)
Redemption of held-to-maturity investments	-	29,500,000	-	-
Decrease in short-term bank deposits	28,000,000	32,000,000	-	-
Payment of contingent consideration on Yuanbo Education Group	-	-	(7,272,337)	(1,184,921)
Disposal of property, plant and equipment	-	-	69,124	11,263
Net cash (used in) provided by investing activities	(49,006,282)	55,817,382	(143,646,463)	(23,405,100)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	49	-	-	-
Proceeds from exercise of shares options	386,458	1,572,428	-	-
Shares repurchase	(18,404,849)	(254,511)	(51,181)	(8,339)
Dividend paid to non-controlling shareholders	-	(950,000)	(1,457,414)	(237,464)
Repayment of short term borrowings	(1,500,000)	-	-	-
Net cash (used in) provided by financing activities	(19,518,342)	367,917	(1,508,595)	(245,803)
Net (decrease) increase in cash and cash equivalents	(94,934,894)	99,403,731	(50,550,698)	(8,236,500)
Effect of exchange rate changes on cash and cash equivalents	(5,917,929)	(3,505,779)	(3,293,701)	(536,661)
Cash and cash equivalents at the beginning of year	506,727,524	405,874,701	501,772,653	81,756,550
Cash and cash equivalents at the end of year	405,874,701	501,772,653	447,928,254	72,983,389
Supplemental disclosure of cash flow information:
Income tax paid	513,598	3,328,263	3,789,081	617,376

Non-cash investing and financing activities:
Acquisition of Wentai Education Group through settlement of deposit paid	4,200,000	-	-	-
Acquisition of Yuanbo Education Group through settlement of deposit paid	-	4,000,000	-	-
Acquisition of DDK through settlement of other receivable due from selling shareholders	-	-	498,590	81,238

The accompanying notes form an integral part of these consolidated financial statements.

NOAH EDUCATION HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company information

Noah Education Holdings Ltd. (the "Company"), its variable interest entities ("VIEs") and subsidiaries (hereinafter collectively referred to as the "Group") is engaged in the business of providing kindergarten education, primary and secondary education, and after-class English language learning service in the People's Republic of China (the "PRC").

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

VIE arrangements

Current PRC laws and regulations place certain restrictions and prohibitions on foreign investment in and ownership of online operations and primary and secondary educational services business. Accordingly, the Group conducts its operations in China principally through contractual arrangements among its PRC subsidiaries, four PRC affiliated entities and the equity shareholders of these PRC affiliated entities, who are PRC nationals or entities. The contractual arrangements include a series of contracts entered into between the Group's PRC subsidiaries and the equity shareholders of these PRC affiliated entities, including loan agreements, equity pledge agreements, irrevocable powers of attorney, exclusive purchase option agreements, software development and maintenance agreement, technology supporting and consulting service agreements, operation and management agreement and content providing agreement. Through these contractual arrangements, the Group is entitled to: (1) receive service fees from these PRC affiliated entities and their subsidiaries; (2) exercise all of the voting powers of the owners of these PRC affiliated entities; (3) receive dividends declared by these PRC affiliated entities and their subsidiaries legally and (4) acquire all the equity interests of these PRC affiliated entities and their subsidiaries once PRC laws permit. As the Company is the sole primary beneficiary of these VIEs, the Company consolidates them into its consolidated financial statements.

To comply with PRC laws and regulations relating to foreign ownership restrictions and to comply with certain licence agreements, the Group currently conducts its primary and secondary education services business and internet operations and certain kindergarten operations in China through contractual arrangements with Shenzhen Wentai Investment Co. Ltd ("Wentai Investment") and Changsha Leisen Education Software Co. Ltd ("Leisen Education"), Xiaoxiao Kid's Arts Group Affiliated Fengtai District Nanyang Star Kindergarten ("Xiaoxiao Nanyang Star") and Jaixing City Dai Dai Kang Nanhu New District Kindergarten ("DDK Nanhu"), (collectively referred as the "Four PRC Affiliated Entities") and the equity holders of the Four PRC Affiliated Entities, who are PRC nationals or entities. To provide the Company effective control over the Four PRC Affiliated Entities, and the ability to receive substantially all of the economic benefits of the Four PRC Affiliated Entities and their subsidiaries, a series of contractual arrangements were entered between Leisen Education, Wentai Investment, Xiaoxiao Nanyang Star, DDK Nanhu and their equity holders respectively.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Contractual arrangements

(i) Leisen Education and its shareholders

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

Agreements that provide effective control over Leisen Education

Equity Pledge Agreement. Pursuant to the equity pledge agreement between Animation Digital and Mr. Dong Xu, the shareholder of Leisen Education, who pledged all of his equity interest in Leisen Education to Animation Digital to guarantee the performance of Leisen Education's obligations under the software development and maintenance agreement, the exclusive technology supporting and consulting service agreement and the content providing agreement. If Leisen Education or Mr. Dong Xu breaches its respective contractual obligations, Animation Digital, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests pursuant to the agreement and applicable PRC Laws. Mr. Dong Xu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Leisen Education without the prior written consent of Animation Digital.

Option Agreement. Under the option agreement between Animation Digital and Mr. Dong Xu, Mr. Dong Xu irrevocably granted Animation Digital or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Leisen Education within ten years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Leisen Education is RMB2.8 million which is equal to the loan granted to Mr. Dong Xu by Animation Digital. Animation Digital may exercise the option at any time or times at its sole discretion. Without Animation Digital's prior written consent, Mr. Dong Xu shall not transfer, or otherwise dispose of any equity interests in Leisen Education or allow Leisen Education to declare any dividends. The Option Agreement shall not be unilaterally terminated without Animation Digital's prior written consent.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Loan Agreement. Pursuant to the loan agreement between Animation Digital and Mr. Dong Xu, Animation Digital agreed to grant a loan of RMB2.8 million to Mr. Dong Xu for his investment in the share capital of Leisen Education. Mr. Dong Xu is not required to make any interest payment to Animation Digital. Without Animation Digital's prior written consent, Mr. Dong Xu shall not pledge his equity interests in Leisen Education to any third party. Mr. Dong Xu agreed to repay the loan upon the receipt of the repayment notification of Animation Digital at any time. The loan can be repaid only with the proceeds from transfer of Mr. Dong Xu's equity interest in Leisen Education to Animation Digital.

Power of Attorney. Mr. Dong Xu, the controlling shareholder of Leisen Education, has executed a power of attorney to any person designated by Animation Digital to irrevocably authorize such person to vote as his attorney-in-fact on all of the matters of Leisen Education requiring shareholder approval. The term of this power of attorney is ten years from the date thereof.

Agreements that transfer economic benefits to the Company

Software Development and Maintenance Agreement. Pursuant to the software development and maintenance agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to develop software related to the website owned and operated by Leisen Education, and to provide subsequent software maintenance and management services to Leisen Education. The software developed by Animation Digital thereunder remains the property of Animation Digital, but is exclusively licensed to Leisen Education. Leisen Education agrees to pay annual service fees of 15% of its total annual operating revenue to the Company. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Exclusive Technology Supporting and Consulting Service Agreement. Pursuant to the exclusive technology supporting and consulting service agreement between Animation Digital and Leisen Education, Animation Digital has the exclusive and irrevocable right to provide to Leisen Education technology supporting and consulting services related to the business operations of Leisen Education. Any and all intellectual property created by Animation Digital in connection with services provided to Leisen Education under the agreement remains the property of Animation Digital. Leisen Education agrees to pay annual service fees of 15% of its total annual operating revenue to the Company. The term of this agreement is ten years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

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

(ii) Wentai Investment and its shareholders

The Company's relationships with Wentai Investment and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of the shareholders of Wentai Investment and Shenzhen Wentai Education Industry Development Co., Ltd. ("Wentai Education") is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Wentai Investment and Wentai Education, Wentai Investment does not transfer any other funds generated from its operations to Wentai Education.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated April 23, 2010 between Wentai Education and the shareholders of Wentai Investment, namely Mr. Dong Xu and Mr. Qicai Du, each shareholder pledged all of his equity interest in Wentai Investment to Wentai Education to guarantee the performance of service agreements by Wentai Investment and its schools that they had entered into with Wentai Education. Separately, Wentai Education has entered into an equity pledge agreement with Wentai Investment on April 23, 2010, pursuant to which Wentai Investment pledged all of its 67% equity interest in Guangzhou Zhongda Foundation Education Investment Management Co., Ltd. ("Zhongda Foundation") to Wentai Education for the same purpose. If Wentai Investment or any of its shareholders breaches its respective contractual obligations under the equity pledge agreements, Wentai Education, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests pursuant to the agreement and applicable PRC Laws. Wentai Investment and its shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in Zhongda Foundation and Wentai Investment, respectively, without the prior written consent of Wentai Education.

Option Agreement. Under the option agreement dated April 23, 2010 between the shareholders of Wentai Investment and Wentai Education, the shareholders of Wentai Investment irrevocably granted Wentai Education or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Wentai Investment within 20 years upon the effectiveness of the option agreement. The exercise price for purchasing all of the share capital of Wentai Investment is RMB30 million which is the registered capital of Wentai Investment. Wentai Education may exercise the option at any time or times at its sole discretion. Without Wentai Education's prior written consent, the shareholders of Wentai Investment shall not transfer, pledge or otherwise dispose of any equity interests in Wentai Investment or allow Wentai Investment to declare any dividends. The Option Agreement shall not be unilaterally terminated without Wentai Education's prior written consent.

Loan Agreement. Pursuant to the loan agreement between Wentai Education and the shareholders of Wentai Investment, Wentai Education agreed to lend RMB21 million to Mr. Dong Xu and RMB9 million to Mr. Qicai Du for their investment in the share capital of Wentai Investment. The loan is interest-free and with a term of 20 years. Without Wentai Education's prior written consent, Mr. Dong Xu and Mr. Qicai Du shall not pledge their equity interests in Wentai Investment to any third party. Mr. Dong Xu and Mr. Qicai Du agreed to repay the loan upon the receipt of the repayment notification of Wentai Education at any time. The loan can be repaid only with the proceeds from the transfer of Mr. Dong Xu and Mr. Qicai Du's equity interest in Wentai Investment to Wentai Education.

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

Power of Attorney. Mr. Dong Xu and Mr. Qicai Du, the only shareholders of Wentai Investment, have each executed a power of attorney to any person designated by Wentai Education to irrevocable authorize such person to vote as his attorney-in-fact on all of the matters of Wentai Investment requiring shareholder approval. The term of each of these powers of attorney is twenty years from the date thereof.

Agreements that Transfer Economic Benefits to the Company

Service Agreement. Pursuant to the service agreement dated October 28, 2010 between Wentai Education and Wentai Investment, Wentai Investment agreed to pay Wentai Education an annual service fee of 95% of its annual net income. Pursuant to service agreements between Wentai Education and schools held by Wentai Investment or Zhongda Foundation, each of the schools agreed to pay Wentai Education an annual service fee of 17% of its total annual revenues. Wentai Investment and these schools irrevocably and exclusively retain Wentai Education as their provider of support and advisory services on education management. Any intellectual property developed during the performance of the agreements remains the property of Wentai Education. The term of the service agreements is 20 years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

(iii) Xiaoxiao Nanyang Star and its shareholders

The Company's relationships with Xiaoxiao Nanyang Star and its shareholder are governed by a series of contractual arrangements. Under PRC laws, Xiaoxiao Nanyang Star and Shanghai Yuanbo Education Information Consulting Co. Ltd. ("Shanghai Yuanbo") are independent legal persons and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Xiaoxiao Nanyang Star and Shanghai Yuanbo, Xiaoxiao Nanyang Star does not transfer any funds generated from its operations to Shanghai Yuanbo.

Agreements that provide the effective control over Xiaoxiao Nanyang Star

Equity pledge agreement. Xiaoxiao Nanyang Star is a private non-enterprise incorporated in the PRC. Due to restrictions under PRC laws, the interests of private non-enterprises cannot not be pledged. The sole shareholder of Xiaoxiao Nanyang Star, Mr. Rongyong Tong, therefore pledged his entire registered capital in Hangzhou Xiaoxiao Monkey Industrial Limited ("Xiaoxiao Monkey") as an alternative. Pursuant to the equity pledge agreement between Shanghai Yuanbo and the shareholders of Xiaoxiao Monkey, namely Mr. Rongyong Tong and Mr. Jie Chen, each shareholder pledged their entire equity interest in Xiaoxiao Monkey to Shanghai Yuanbo to guarantee the performance of obligations by Xiaoxiao Nanyang Star and Mr. Rongyong Tong under the exclusive operational management agreement and option agreement. If Xiaoxiao Nanyang Star or Mr. Rongyong Tong breaches its respective contractual obligations, Shanghai Yuanbo, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests pursuant to the agreement and applicable PRC Laws. Mr. Rongyong Tong and Mr. Jie Chen agreed not to transfer, sell, pledge or dispose of or otherwise create any new encumbrance on his equity interests in Xiaoxiao Monkey without the prior written consent of Shanghai Yuanbo.

Option Agreement. Under the option agreement between Shanghai Yuanbo and Xiaoxiao Nanyang Star's sole shareholder, Mr. Rongyong Tong, Mr. Rongyong Tong irrevocably granted Shanghai Yuanbo or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Xiaoxiao Nanyang Star within twenty years upon the effectiveness of the option agreement. The exercise price for purchasing all of the registered capital of Xiaoxiao Nanyang Star is RMB2.56 million. Shanghai Yuanbo may exercise the option at any time or times at its sole discretion. Without Shanghai Yuanbo's prior written consent, the shareholder of Xiaoxiao Nanyang Star shall not transfer, pledge or otherwise dispose of any equity interests in Xiaoxiao Nanyang Star. The option agreements shall not be unilaterally terminated without Shanghai Yuanbo's prior written consent.

Power of Attorney. Mr. Rongyong Tong, the sole shareholder of Xiaoxiao Nanyang Star, has executed a power of attorney to Shanghai Yuanbo or any person designated by Shanghai Yuanbo to authorize such person to vote as its attorney-in-fact on all of the matters of Xiaoxiao Nanyang Star requiring shareholder approval. The term of this power of attorney is twenty years from the date thereof.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Exclusive Operational Management agreement. Pursuant to the exclusive operational management agreement between Shanghai Yuanbo and Xiaoxiao Nanyang Star, Shanghai Yuanbo has the exclusive, sole and irrevocable right to provide support and management services, which includes, but not limited to, consultancy services, staff training, market research, strategy and development plans to Xiaoxiao Nanyang Star. Xiaoxiao Nanyang Star agrees to pay annual management fees of 100% of its net profit to Shanghai Yuanbo. The term of this agreement is twenty years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

(iv) DDK Nanhu and its shareholder

The Company's relationships with DDK Nanhu and its sole shareholder, Dai Dai Kang Enterprise Management Consulting Limited ("DDK Enterprise"), are governed by a series of contractual arrangements. Under PRC laws, DDK Nanhu and Shanghai Yuanbo are independent legal persons and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between DDK Nanhu and Shanghai Yuanbo, DDK Nanhu does not transfer any funds generated from its operations to Shanghai Yuanbo.

Agreements that provide the effective control over DDK Nanhu

Equity pledge agreement. Pursuant to the equity pledge agreement between Shanghai Yuanbo and the shareholders of DDK Enterprise, namely Zhejiang Province Fengming Huaxian Co., Limited, Mr. Daoyue Sun, Mr. Guoping Dong and Mr. Changlin Fei, each shareholder pledged their entire equity interests in DDK Enterprise to Shanghai Yuanbo to guarantee the performance of obligations by DDK Nanhu and DDK Enterprise under the exclusive operational management agreement and option agreement. If DDK Nanhu or DDK Enterprise breaches its respective contractual obligations, Shanghai Yuanbo, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests pursuant to the agreement and applicable PRC Laws. The shareholders of DDK Enterprise agreed not to transfer, sell, pledge or dispose of or otherwise create any new encumbrance on their equity interests in DDK Enterprise without the prior written consent of Shanghai Yuanbo.

Option Agreement. Under the option agreement between Shanghai Yuanbo and DDK Enterprise, DDK Enterprise irrevocably granted Shanghai Yuanbo or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in DDK Nanhu within twenty years upon the effectiveness of the option agreement. The exercise price for purchasing all of the registered capital of DDK Nanhu is RMB2.9 million. Shanghai Yuanbo may exercise the option at any time or times at its sole discretion. Without Shanghai Yuanbo's prior written consent, DDK Enterprise shall not transfer, pledge or otherwise dispose of any equity interests in DDK Nanhu. The option agreements shall not be terminated by any party without the written consent of the other party during the term of the agreement.

Power of Attorney. DDK Enterprise, the sole shareholder of DDK Nanhu, has executed a power of attorney to Shanghai Yuanbo or any person designated by Shanghai Yuanbo to authorise such person to vote as its attorney-in-fact on all of the matters of DDK Nanhu requiring shareholder approval. The term of this power of attorney is twenty years from the date thereof.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

Agreements that transfer economic benefits to the Company

Exclusive Operational Management agreement. Pursuant to the exclusive operational management agreement between Shanghai Yuanbo and DDK Nanhu, Shanghai Yuanbo has the exclusive, sole and irrevocable right to provide support and management services, which includes, but not limited to, consultancy services, staff training, market research, strategy and development plans to DDK Nanhu. DDK Nanhu agrees to pay annual management fees of 100% of its net profit to Shanghai Yuanbo. The term of this agreement is twenty years from the date thereof and will be automatically renewed for one year if no party puts forward written objection in the term.

These contractual arrangements allow the Group to effectively control the Four PRC Affiliated Entities and their subsidiaries and to derive substantially all of the economic benefits from them. Accordingly, the Group treats the Four PRC Affiliated Entities as VIEs and because the Group is the primary beneficiary of the Four PRC Affiliated Entities, the Group has consolidated the financial results of the Four PRC Affiliated Entities and their subsidiaries.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with VIEs and their subsidiaries and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of Animation Digital, Wentai Education, Shanghai Yuanbo, VIEs and their subsidiaries;
•	Discontinue or restrict the operations of any related-party transactions among Animation Digital, Wentai Education, Shanghai Yuanbo, VIEs and their subsidiaries;
•	Impose fines or other requirements on Animation Digital, Wentai Education, Shanghai Yuanbo, VIEs and their subsidiaries;
•	Require the Company and Animation Digital, Wentai Education or Shanghai Yuanbo, VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
•	Restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Company's business and operations in China.

The Company's ability to conduct its online operations and primary and secondary educational services business and certain kindergarten operations may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate VIEs and their subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over VIEs and their subsidiaries and their shareholders, and it may lose the ability to receive economic benefits from VIEs and their subsidiaries.

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

VIE arrangements - continued

Risks in relation to the VIE structure - continued

The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIEs may encounter in their capacity as beneficial owners and directors of VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIEs as beneficial shareholders of VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company's ability to control the VIEs also depends on the powers of attorney that Animation Digital, Wentai Education and Shanghai Yuanbo have to vote on all matters requiring shareholder approvals in respective VIEs. As noted above, the Company believes the powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

The VIEs are principally engaged in the provision of online operations and primary and secondary educational services and certain kindergarten operations in the PRC. The following financial statement amounts and balances of the Company VIEs and VIEs' subsidiaries were included in the accompanying financial statements:

	As of June 30,
	2012	2013
	RMB	RMB

Total assets	135,661,665	175,732,968
Total liabilities	80,308,583	113,957,189

NOAH EDUCATION HOLDINGS LTD.

1.	Company information - continued

VIE arrangements - continued

	Years ended June 30,
	2011	2012	2013
	RMB	RMB	RMB

Net revenue	68,275,955	83,276,644	104,575,396
Net income	18,073,609	15,690,361	6,268,834
Net cash (used in) provided by operating activities	(1,900,731)	37,236,822	11,971,786
Net cash used in investing activities	(3,555,083)	(27,763,365)	(23,344,013)

The VIEs contributed an aggregate of 73%, 51% and 49% of the consolidated net revenues for the year ended June 31, 2011, 2012 and 2013, respectively. As of June 30, 2012 and 2013, the VIEs accounted for an aggregate of 15% and 19%, respectively, of the consolidated total assets, and 87% and 92%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, goodwill, intangible assets and property, plant and equipment.

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or each of its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All inter-company transaction and balances have been eliminated upon consolidation. The results of subsidiaries acquired or disposed during the year are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

On an ongoing basis, the Group evaluates its estimates, including valuation of goodwill and intangible assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

The functional currency of the Company's subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of income.

The translations of RMB amounts as of and for the year ended June 30, 2013 into US$ are included solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.1374, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2013. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

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

Investments represent the Group's investments in equity securities and or unlisted investment fund, and are classified as trading investments, held-to-maturity investment, available-for-sale investment or investments at cost. Investments in equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities. Investments in unlisted investment fund are classified as held-to-maturity and measured at amortized cost only if the Group has the positive intent and ability to hold those investments fund to maturity. Investments classified as trading investments are recorded at fair value with unrealized holding gains and losses recorded in the net income. The fair value of the Group's investments classified as trading is based on the quoted market price on the last business day of the fiscal year. Available-for-sale investment is recorded at fair value with unrealized changes in fair value recorded in the accumulative other comprehensive income. The fair value of Group's available-for-sale investment is determined by applying combination of income and market approach, based on a number of unobservable inputs.

For unlisted investment fund classified as held-to-maturity measured at amortized cost, the Group needs to determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the unlisted investment fund shall be written down to fair value as a new cost basis and the amount of the written down shall be included in earnings.

The Group's investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of income.

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

An impairment loss of RMB942,678 and RMB3,000,000, nil on intangible assets was recognized for continuing operations during the years ended June 30, 2011, 2012 and 2013, respectively.

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

No impairment of property, plant and equipment was recognized for the years ended June 30, 2011, 2012 and 2013.

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

The Group typically performs its annual goodwill impairment test at year-end. The Group has four operating segments and four reporting units, Noah, Little New Star, Wentai and Yuanbo. The Group estimated the fair values of its reporting units using discounted cash flows under the income approach. Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates.

As of June 30, 2013, the Group determined the fair values of Little New Star, Wentai and Yuanbo exceeded their carrying amounts. Therefore, no goodwill impairment was recognized.

As of June 30, 2012, the Group determined the fair value of Yuanbo exceeded their carrying amounts. Therefore, no goodwill impairment was recognized. However, the Group determined the fair values of Little New Star and Wentai were less than the carrying value. Accordingly, the Group performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Group to allocate the fair values of Little New Star and Wentai determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of Little New Star and Wentai. As a result, the Group recognized an impairment charge of RMB57.4 million (US$9.0 million) for the year ended June 30, 2012. Accumulated goodwill impairment were RMB57.4 million (US$9.0 million) as of June 30, 2012 and 2013.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(l)	Goodwill - continued

The change in the carrying amount of goodwill by segments for the years ended June 30, 2012 and 2013 is as follows:

	Little
	New Star	Wentai	Yuanbo	Total
	RMB	RMB	RMB	RMB

Balances as of July 1, 2011	56,597,146	46,428,415	-	103,025,561
Additions from business acquisition (note 10.2)	-	-	11,107,118	11,107,118
Impairment on goodwill	(44,707,404)	(12,686,463)	-	(57,393,867)
As of June 30, 2012 and July 1, 2012	11,889,742	33,741,952	11,107,118	56,738,812
Additions from business acquisition (note 10.3)	-	-	18,748,130	18,748,130
As of June 30, 2013	11,889,742	33,741,952	29,855,248	75,486,942
Balance as of June 30, 2013 (US$)	1,937,260	5,497,760	4,864,478	12,299,498

The gross amount and accumulated impairment losses by segments as of June 30, 2012 and 2013 are as follows:

	Little
	New Star	Wentai	Yuanbo	Total
	RMB	RMB	RMB	RMB
June 30, 2012
Goodwill, gross	56,597,146	46,428,415	11,107,118	114,132,679
Accumulated impairment loss	(44,707,404)	(12,686,463)	-	(57,393,867)
Balance as of June 30, 2012	11,889,742	33,741,952	11,107,118	56,738,812

	Little
	New Star	Wentai	Yuanbo	Total
	RMB	RMB	RMB	RMB
June 30, 2013
Goodwill, gross	56,597,146	46,428,415	29,855,248	132,880,809
Accumulated impairment loss	(44,707,404)	(12,686,463)	-	(57,393,867)
Balance as of June 30, 2013	11,889,742	33,741,952	29,855,248	75,486,942
Balance as of June 30, 2013 (US$)	1,937,260	5,497,760	4,864,478	12,299,498

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(m)	Fair value of financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, accounts receivables, related party receivables, investments, other current assets, accounts payables, other payables and related party payables. The fair values of these financial instruments approximate their carrying amounts due to the short-term nature of these instruments.

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

(m)	Fair value of financial instruments - continued

Fair Value Hierarchy - continued

Financial Assets and Liabilities

Financial assets and liabilities measured at fair value on a recurring basis and investments are as follows:

Fair Value Measurements
at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets:
Investments (note 4)	91,357,044	-	-	91,357,044

Liabilities:
Contingent consideration payable (note 10.3)	2,500,000	-	-	2,500,000

Fair Value Measurements
at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	June 30,	Identical Assets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets:
Investments (note 4)	31,432,868	-	-	31,432,868

Liabilities:
Contingent consideration payable (note 10.2)	7,272,337	-	-	7,272,337

Non-financial Assets

As discussed in Note 9, the Group recorded a charge for the impairment of intangible assets of RMB3,000,000 and nil for year ended June 30, 2012 and 2013, respectively. As discussed in Note 2(l), the Group recorded a charge for the impairment of goodwill of RMB57,393,867 and nil for year ended June 30, 2012 and 2013, respectively. The fair value of the intangible assets and goodwill, was determined using level 3 inputs and the valuation techniques discussed in Note 9 and Note 2(l), respectively.

There were no impairment charges recorded for other long-lived assets and other indefinite-lived intangible assets for the years ended June 30, 2012 and 2013.

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

Costs related to research and development is generally charged to expense as incurred. Capitalization of development costs for software to be sold or marketed begins when a product's technological feasibility has been established. In most instances, the Group's products are released soon after technological feasibility has been established. Therefore, costs incurred subsequent to achievement of technological feasibility are usually not significant, and generally all software development costs have been immediately expensed.

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

Advertising costs of RMB761,674, RMB2,648,482 and RMB2,305,542 (US$362,906) were incurred and recognized in selling and marketing expenses for the years ended June 30, 2011, 2012 and 2013, respectively for continuing operations.

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

Interest income of RMB1,880,147, RMB1,402,253 and RMB1,626,726 (US$265,051) were recognized for the years ended June 30, 2011, 2012 and 2013, respectively.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are charged to the statements of income on a straight-line basis over the term of the relevant lease.

(t)	Retirement benefit costs

The employees of the Group are members of state-managed retirement benefit schemes operated by the local governments. The Group is required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. The total costs charged to the consolidated statements of income were RMB6,169,297, RMB10,628,770 and RMB15,826,701 (US$2,578,731) for the years ended June 30, 2011, 2012 and 2013, respectively, representing contributions payable to this scheme for the corresponding period.

(u)	Government subsidies

The Group receives government subsidies to encourage school operations, which amounted to RMB444,667 and RMB1,064,143 and RMB4,378,297 (US$713,380) for the years ended June 30, 2011, 2012 and 2013, respectively. The Group recorded the government subsidies as other operating income when all conditions to qualify for the receipt of the government subsidies have been met.

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

The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The fair value of stock options granted is determined using the Black-Scholes valuation model. The fair value of shares granted is determined as the market price of the shares at grant date.

The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

(x)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), gain (loss) on available-for-sale investments and foreign currency translation adjustments. Beginning on July 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income (loss).

(y)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to Noah Education Holdings Ltd.'s shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Group's dilutive securities consist of outstanding share options. Certain common share equivalents (e.g. share options) are excluded from calculation of diluted net income (loss) per share as their effect is anti-dilutive.

(z)	Dividend income

Dividends income is recognized when declared.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(aa)	Concentration of credit risk

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Group has invested in financial products with a small number of financial institutions and these financial institutions also have high-credit ratings and quality.

The Group conducts credit evaluations of customers. The Group establishes an allowance for doubtful debts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group's credit evaluation, allowance for doubtful debts was nil, RMB583,753 and RMB1,046,041 (US$170,437) as of June 30, 2011, 2012 and 2013, respectively. As of June 30, 2011, 2012 and 2013, there were 2 customers with total gross accounts receivables balances, net of allowance, of RMB1,529,876, RMB647,707 and RMB281,930 (US$45,936) who accounted for 10% or more of the Group's gross accounts receivable, respectively.

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

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from July 1, 2010 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of income. For business acquired in the periods prior to July 1, 2009, contingent consideration was not recorded until the contingency was resolved.

(ac)	Non-controlling interests

Non-controlling interests have been reported as the component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

NOAH EDUCATION HOLDINGS LTD.

2.	Summary of significant accounting policies - continued

(ad)	Evaluating Investments for Other-than-Temporary Impairments

We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive income.

Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security.

For equity securities, when assessing whether a decline in fair value below our cost basis is other-than-temporary, we consider the fair market value of the security, the duration of the security’s decline, and the financial condition of the issuer. We then consider our intent and ability to hold the equity security for a period of time sufficient to recover our carrying value. Where we have determined that we lack the intent and ability to hold an equity security to its expected recovery, the security’s decline in fair value is deemed to be other-than-temporary and is reflected within earnings as an impairment loss.

NOAH EDUCATION HOLDINGS LTD.

3.	Recently issued accounting pronouncements

Accounting Standards Codification Topic 220, "Comprehensive Income," was amended in June 2011 to require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income under current GAAP. This guidance was effective for the Company's fiscal year and interim periods beginning July 1, 2012. The adoption of this amendment did not have a material effect on the Company's consolidated financial statements.

In September 2011, Accounting Standards Codification 350-20, "Intangibles - Goodwill and Other - Goodwill," was amended to allow entities to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired, and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance was effective for the Company's fiscal year beginning July 1, 2012. The adoption of this amendment did not have a material effect on the Company's consolidated financial statements.

4.	investments

The Group's investments are classified into:

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
Current:
Held-to-maturity investments (at cost less impairment)	20,503,441	83,003,441	13,524,203

Non-current:
Available-for-sale investment (at fair value) (Level 3)	9,715,046	7,760,448	1,264,452
Other investments (at cost less impairment)	8,046,381	7,425,155	1,209,821
	17,761,427	15,185,603	2,474,273
	38,264,868	98,189,044	15,998,476

Trading investments

All of the trading investment of the Company was disposed during the year ended June 30, 2011. Gain on disposal of trading investments of RMB653,861 during the year ended June 30, 2011 had been included in investment income in the consolidated statements of income.

NOAH EDUCATION HOLDINGS LTD.

4.	investments - continued

Held-to-maturity investments

As of June 30, 2012 and 2013, the Group's held-to-maturity investments represent investments in unlisted investment fund which have maturities of one year or less from the date of purchase and measured at cost less any identified impairment.

For the years ended June 30, 2011, 2012 and 2013, the Group has recognized the investment income from the held-to-maturity investments of RMB11,022,226, RMB18,682,916 and RMB18,159,919 (US$2,958,894), respectively.

Available-for-sale investments

As of June 30, 2012 and 2013, the Group's available-for-sale investment at fair value represents investment in Series A Preferred Stock of Franklin and the estimation of fair value is determined by using a combination of income and market approach. Under the income approach, it uses cash flow projections based on the forecast covering a five-year period and a terminal value at the end of the fifth year with a discount rate of 15% and 16% determined based on the weighted average cost of capital for year ended June 30, 2012 and 2013, respectively. Cash flow projections during the budget period for the investment are based on the expected gross margins during the budget period. Budgeted gross margins were determined based on past performance and the management's expectations for the market development.

The market approach is performed by utilizing the trading multiples including the market value of invested capital over sales and market value of invested capital over gross profit as of June 30, 2012 and 2013.

The fair value of available-for-sale was determined using the 60% income approach and 40% comparable company approach of the values after applying 15% and 16% marketability discount, for year ended June 30, 2012 and 2013, respectively, based on restricted stock studies having considered the size and profitability of the investment. There has been no transfer between Level 1 and Level 2.

Available-for-sale
investment
RMB

Balance as at June 30, 2011 and July 1, 2011	10,525,471
Unrealized loss (note)	(810,425)
Balance as at June 30, 2012	9,715,046
Unrealized loss (note)	(1,830,837)
Exchange loss on translation	(123,761)
Balance as at June 30, 2013 (RMB)	7,760,448
Balance as at June 30, 2013 (US$)	1,264,452

Note:	Unrealized loss on available-for-sale investment at fair value has been included in the accumulated other comprehensive income in the consolidated statements of changes in equity.

NOAH EDUCATION HOLDINGS LTD.

4.	investments - continued

Movement of the accumulated unrealized (gain)loss on available-for-sale investments included in accumulated other comprehensive (loss)income:

RMB

Balance as at June 30, 2011 and July 1,2011	3,128,000
Unrealized loss	810,425
Balance as at June 30, 2012	3,938,425
Fair value loss	1,830,837
Reclassification adjustment upon impairment	(5,769,262)
Balance as at June 30, 2013	-

During the year ended June 30, 2013, the Group recognized impairment losses of RMB5,769,262 (US$ 940,017) for the other-than-temporary impairment on available-for-sale investments.

Other investment

As of June 30, 2012 and 2013, the Group's other investment at cost less impairment represents (i) investment in Series B Preferred Stock of Franklin and (ii) a call option to acquire 20% equity interest in Yuanbo Education (as defined in note 10.2). The Group estimates the fair value of the investment in Series B Preferred Stock of Franklin assessment of impairment by utilizing income approach through the application of option-pricing method. The valuation technique is based on a number of estimates and assumptions, including the appropriate discount rates, volatility and dividend yield. For the years ended June 30, 2012 and 2013, the Group recorded an impairment loss of RMB809,270 and RMB621,225 (US$101,220), which was included in impairment loss on investments of the consolidated statements of income, on investment in Series B Preferred Stock of Franklin, because the cost of investment was less than the fair value, respectively.

NOAH EDUCATION HOLDINGS LTD.

5.	Accounts receivables, net of allowance
	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Accounts receivables	1,334,607	1,340,186	218,364
Less: allowance for doubtful debts	(583,753)	(1,046,041)	(170,437)
	750,854	294,145	47,927

The movements of the allowance for doubtful debts during the years are as follow:

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Balance at the beginning of year	-	583,753	95,114
Additions	583,753	462,288	75,323
Balance at the end of year	583,753	1,046,041	170,437

In determining whether allowance for doubtful debts is required, the Group takes into consideration the ageing status and the likelihood of collection. Following the identification of doubtful debts, the responsible sales personnel discuss with the relevant customers and report on the recoverability. Specific allowance is only made for accounts receivables that are unlikely to be collected.

6.	Inventories

Inventories consist of the following:

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Raw materials	40,865	-	-
Finished goods	5,410,946	5,040,347	821,251
Inventories, net	5,451,811	5,040,347	821,251

RMB84,504,513 of excess and obsolete inventories were written down to lower of cost or market value and included in the cost of sale of revenue from discontinued operation in the year ended June 30, 2011.

No inventory was written down for continuing operations in the years ended June 30, 2011, 2012 and 2013.

NOAH EDUCATION HOLDINGS LTD.

7.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Subsidy receivables	-	699,761	114,016
VAT recoverable	36,881	70,262	11,448
Advances to suppliers	233,835	600,009	97,763
Staff advances	9,506,022	3,718,016	605,797
Interest receivables	274,178	1,037,578	169,058
Rental deposits and prepayments	4,187,801	4,141,502	674,799
Others	5,559,649	7,543,171	1,229,048
	19,798,366	17,810,299	2,901,929

8.	Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Buildings	136,815,777	147,405,677	24,017,610
Leasehold improvements	62,206,509	75,721,358	12,337,693
Office equipment	56,561,134	72,174,784	11,759,831
Computer equipment	1,590,335	2,258,110	367,926
Motor vehicles	12,765,415	16,119,245	2,626,396
	269,939,170	313,679,174	51,109,456
Less: accumulated depreciation and amortization	(85,461,554)	(116,073,925)	(18,912,557)
Property, plant and equipment, net	184,477,616	197,605,249	32,196,899

Depreciation expenses related to property, plant and equipment were RMB14,276,414, RMB23,222,390 and RMB28,145,924 (US$4,585,969) for the years ended June 30, 2011, 2012 and 2013, respectively for continuing operations.

As of June 30, 2013, the Group has entered into several commitments for capital expenditure for property, plant and equipment, which are expected to be disbursed during the year ending June 30, 2014 (note 21).

NOAH EDUCATION HOLDINGS LTD.

9.	Intangible assets, net

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
Cost:
Patents, trademark and licenses	37,070,000	38,520,000	6,276,273
Copyrights, mini lamb video series
and franchises agreement	21,700,000	21,770,000	3,547,105
Non-competition agreement	5,000,000	5,000,000	814,677
Preferential leasing contracts	17,600,000	33,200,000	5,409,457
Total	81,370,000	98,490,000	16,047,512
Accumulative amortization
and impairment:
Patents, trademarks and licenses	(4,355,489)	(7,017,155)	(1,143,343)
Copyrights, mini lamb video series
and franchises agreement	(3,450,000)	(4,381,167)	(713,847)
Non-competition agreement	(3,900,000)	(4,057,143)	(661,052)
Preferential leasing contracts	(849,123)	(2,720,149)	(443,210)
Total	(12,554,612)	(18,175,614)	(2,961,452)
Intangible assets, net	68,815,388	80,314,386	13,086,060

Amortization is computed using the straight-line method over the intangible assets' economic lives, (trademark with indefinite useful life acquired is not subject to amortization), as the following:

Patents and licenses	1 - 10 years
Copyrights, mini lamb video series and franchises agreement	15 years
Non-competition agreement	10 years
Preferential leasing contracts	19 years

Amortization expenses were RMB5,059,546, RMB4,703,847 and RMB5,621,002 (US$915,860) for the years ended June 30, 2011, 2012 and 2013, respectively for continuing operations which was recorded in general and administrative expenses.

The Group estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates. For the years ended June 30, 2011, 2012 and 2013, the Group recorded an impairment loss of RMB942,678, RMB3,000,000 and nil on its intangible assets for the continuing operations, respectively, in connection with the assessment of mini lamb video series and non-competition agreement, as follows:

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Research and development expenditures	792,049	-	-	-
General and administrative expenses	150,629	3,000,000	-	-
	942,678	3,000,000	-	-

NOAH EDUCATION HOLDINGS LTD.

9.	Intangible assets, net - continued

The following table represents the total estimated amortization expense of intangible assets for each of the next five years:

	RMB	US$
Year ending June 30,
- 2014	5,995,239	976,837
- 2015	5,781,350	941,987
- 2016	5,761,906	938,819
- 2017	5,415,239	882,334
- 2018	5,415,239	882,334

10.	Acquisitions

10.1	Acquisition in year ended June 30, 2011

(a)	Acquisition of Wentai Education

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

The Group incurred approximately RMB920,000 (US$135,663) costs in relation to this acquisition and was recognized in the consolidated statements of income for the year ended June 30, 2010.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition in year ended June 30, 2011 - continued

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

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition in year ended June 30, 2011 - continued

(a)	Acquisition of Wentai Education - continued

	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash consideration
- deposit paid in year ended June 30, 2010	4,200
- paid in year ended June 30, 2011	120,800
- other payables as of June 30, 2011	1,000
Fair value of total consideration transferred	126,000
Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Patents, trademarks and licenses	17,170	1-10 years
Cash and cash equivalents	110,619
Other receivables	6,003
Other current assets	4,276
Property, plant and equipment, net	28,965
Deferred revenue - current	(12,802)
Other current liabilities	(12,121)
Long-term bank borrowings	(1,500)
Deferred tax liabilities	(1,812)
Total identifiable net assets	138,798
Non-controlling interests	(41,639)
Goodwill	28,841
	126,000
Net cash outflow arising on acquisition for year Ended June 30, 2011
Cash consideration paid	120,800
Cash and cash equivalents acquired	(110,619)
	10,181

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition in year ended June 30, 2011 - continued

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

The fair value of the non-controlling interests was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include of a discount rate of 14.1%, a terminal value based on long-term sustainable growth rates of 3%, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interests.

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

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.1	Acquisition in year ended June 30, 2011 - continued

(b)	Acquisition of Changsha Kindergartens - continued

At
acquisition
date
RMB'000
Consideration
Cash consideration
- paid in year ended June 30, 2011	25,102
- other payables as of June 30, 2011 (Note)	698
Fair value of total consideration transferred	25,800
Recognized amounts of identifiable assets acquired and liabilities assumed
Other receivables	8,485
Other current assets	237
Property, plant and equipment, net	7,327
Other payables	(3,195)
Other current liabilities	(4,361)
Deferred tax liabilities	(280)
Total identifiable net assets	8,213
Goodwill	17,587
25,800
Net cash outflow arising on acquisition:
Cash consideration paid in fiscal 2011	25,102

Note:	The consideration payable approximately of RMB698,000 was settled in year ended June 30, 2012.

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

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2012

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

Consideration of RMB79,866,000 which included a call option to acquire the remaining 20% of equity interest in cash from Yuanbo Education original shareholders in five years at an exercise price of seven times of fiscal year 2016 Yuanbo Education's profit after tax. The fair value of such option is RMB7,913,000 at acquisition date which is included in investments on the consolidated balance sheets.

(2)	Contingent consideration payable

RMB15,000,000 which will be paid equally in two years on Yuanbo Education's audited financial results as of the fiscal year ended June 30, 2012 and June 30, 2013, subject to a contingent adjustment determined by the earnings before interest, taxes and depreciation and allowance ("EBITDA") of that fiscal year. Details as follows:

2012 EBITDA: Target amount RMB6.9 million

•	If actual EBITDA is less than 1.25 times target amount, payment will be adjusted to zero;
•	If actual EBITDA is greater than 1.25 times target amount but less than 1.50 times target amount, payment will be adjusted to RMB7,170,000* [(EBITDA/7,170,000-1)-25%]/25%;
•	If actual EBITDA is greater than 1.50 times target amount, the payment will be adjusted to RMB7,170,000+[(EBITDA/7,170,000-1)-50%]*25%*2012 net profit.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

(2)	Contingent consideration payable - continued

2013 EBITDA: Target amount RMB11.3 million

•	If actual EBITDA is less than 1.25 times target amount, payment will be adjusted to zero;
•	If actual EBITDA is greater than 1.25 times target amount but less than 1.50 times target amount, payment will be adjusted to RMB7,830,000* [(EBITDA/11,250,000-1)-25%]/25%;
•	If actual EBITDA is greater than 1.50 times target amount, the payment will be adjusted to RMB7,830,000*[(EBITDA/11,250,000-1)-50%]*25%*2013 net profit.

The fair value of the contingent consideration at acquisition date is RMB7,331,002. The fair value changes in contingent consideration payable are included in the other operating income on the Consolidated Statements of Income. The movement of the contingent consideration payable during the year is as follows:

RMB

Fair value at acquisition date	7,331,002
Decrease in fair value during the year	(58,665)
Fair value as of June 30, 2012	7,272,337
Settled during the year	(7,272,337)
Fair value as of June 30, 2013	-
Fair value as of June 30, 2013 (US$)	-

The transaction was completed on July 31, 2011. The acquisition of Yuanbo Education is recorded in fiscal year ended June 30, 2012 accordingly.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

The Company accounted for this business combination using the acquisition method of accounting. The following table summarizes the consideration paid for the acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in Yuanbo Education.

	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash Consideration
- deposit paid in year ended June 30, 2011	4,000
- cash paid in year ended June 30, 2012	75,866
Contingent consideration payable	7,331
Less: fair value of a call option	(7,913)
Fair value of total consideration transferred	79,284

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Patents, trademarks and licenses	19,900	1-10 years
- Preferential leasing contracts	17,600	19 years
Cash and cash equivalents	50,769
Property, plant and equipment, net	8,882
Other receivables	1,210
Other payables and other current liabilities	(6,282)
Deferred tax liabilities	(4,081)
Total identifiable net assets	87,998
Non-controlling interests	(19,821)
Goodwill	11,107
Consideration	79,284
Net cash arising from acquisition:
- cash consideration paid in year ended June 30, 2012	75,866
- cash and cash equivalent acquired	(50,769)
	25,097

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2012 - continued

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

The contingent consideration arrangement requires the Group to pay the selling shareholder of Yuanbo Education based on the EBITDA of Yuanbo in fiscal 2012 and 2013 as detailed above, up to a maximum amount of RMB15,000,000 (undiscounted). The potential undiscounted amount of all future payments that acquirer could be required to make under the contingent consideration arrangement is between RMB0 to RMB15,000,000. The fair value of the contingent consideration arrangement of RMB7,331,002 at acquisition date was estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market. Key assumptions include a discount rate of 6.4% and a probability-adjusted level of EBITDA in Yuanbo Education approximately between RMB9,457,000 and RMB20,825,000. The fair value of the contingent consideration arrangement of RMB7,272,337 as of June 30, 2013 was estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market. Key assumptions include a discount rate of 6.4% and a probability-adjusted level of EBITDA in Yuanbo Education approximately between RMB8,594,000 and RMB10,313,000.

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

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.2	Acquisition in year ended June 30, 2012 - continued

Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd. - continued

The fair value of the non-controlling interests in Yuanbo Education, a private entity, was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as described in ASC 820-10-35. Key assumptions include a discount rate of 22%, a terminal value based on long-term sustainable growth rates of 4%), financial multiples of entities deemed to be similar to Yuanbo Education, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the non-controlling interest in Yuanbo Education.

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

		Net income
	Revenues	(loss)
	(unaudited)	(unaudited)
	RMB	RMB
The amount attributable to Yuanbo Education in the Group's consolidated statements of income for the year ended June 30, 2012	34,310,588	5,094,435
Supplemental pro forma for year ended June 30, 2011	126,790,026	(26,609,909)
Supplemental pro forma for year ended June 30, 2012	163,022,321	(53,750,093)

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013

(a)	Acquisition of Hangzhou Xiaoxiao Kid's Arts & Education Consulting Co. Ltd.

On October 2, 2012, the Group acquired a 100% equity interest in Hangzhou Xiaoxiao Kid's Arts & Education Consulting Co. Ltd. ("Xiaoxiao"), for a total consideration of RMB 23,244,000. Xiaoxiao has six kindergartens and an art training school and it focused on early childhood education services in the Zhejiang region.

The total consideration of RMB 23,244,000 comprises:

(1)	Cash consideration of RMB22,240,000 which was fully paid during the year ended June 30, 2013.

(2)

The contingent consideration refers to a payment of RMB1,004,000 which will be based on Xiaoxiao audited financial results and the projected financial results as of the fiscal years ended June 30, 2013 and 2014 respectively, and subject to a contingent adjustment determined by the earnings before interest, taxes and depreciation and allowance ("EBITDA") of that fiscal year. Details as follows:

2013 EBITDA: Target amount RMB 4,450,000

•	If actual EBITDA is less than 1.25 times target amount, payment will be adjusted to zero;

•	If actual EBITDA is greater than 1.25 times target amount but less than 1.5 times target amount, payment will be adjusted to RMB4,760,000* [(EBITDA/4,450,000 -1)-25%)]/25%;

•	If actual EBITDA is greater than 1.50 times target amount, the payment will be adjusted to RMB4,760,000+[(EBITDA/4,450,000-1-50%)]*25%*2013 net profit.

2014 EBITDA: Target amount RMB 8,010,000

•	If actual EBITDA is less than 1.5 times target amount, payment will be adjusted to zero;

•	If actual EBITDA is greater than 1.5 times target amount but less than 1.8 times target amount, payment will be adjusted to RMB4,760,000* [(EBITDA/6,675,000 -1)- 25%)]/25%;

•	If actual EBITDA is greater than 1.80 times target amount, the payment will be adjusted to RMB4,760,000+[(EBITDA/6,675,000-1-50%)]*25%*2014 net profit.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(a)	Acquisition of Hangzhou Xiaoxiao Kid's Arts & Education Consulting Co. Ltd. - continued

The fair value of the contingent consideration at acquisition date was RMB1,004,000. Since the actual EBITDA of XiaoXiao for the year ended June 30, 2013 and the projected financial results for the year ended June 30, 2014 is RMB5,479,734, which is less than RMB5,562,500 (i.e. 1.25 times target amount of RMB4,450,000). The contingent consideration of RMB1,004,000 was fully impaired in other operating expense on the consolidated statements of income. The movement of the contingent consideration payable during the year is as follows:

RMB

Fair value at acquisition date	1,004,000
Decrease in fair value during the year	(1,004,000)

Fair value as of June 30, 2013	-

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(a)	Acquisition of Hangzhou Xiaoxiao Kid's Arts & Education Consulting Co. Ltd. - continued

The Company accounted for this business combination using the acquisition method of accounting. The value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash Consideration	22,240
Contingent consideration payable	1,004
Fair value of total consideration transferred	23,244

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Patents, trademarks and licenses	1,100	3.75 years
- Preferential leasing contracts	9,100	15.08 years

Cash and cash equivalents	278
Other receivables	7,742
Other payables and other current liabilities	(7,708)
Property, plant and equipment, net	3,955
Deferred tax liabilities	(2,550)
Total identifiable net assets	11,917
Goodwill	11,327
Consideration	23,244

Net cash arising from acquisition:
- cash consideration paid from Noah's cash transferred	22,240
- cash and cash equivalent acquired	(278)
	21,962

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date by an independent qualified professional valuer not connected with the Group.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(a)	Acquisition of Hangzhou Xiaoxiao Kid's Arts & Education Consulting Co. Ltd. - continued

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

The fair value of the other receivables was approximately RMB7,742,000. In the opinion of the directors of the Company, the balance had good credit quality with reference to the past settlement history, no provision was suggested.

The contingent consideration arrangement requires Yuanbo to pay the selling shareholder of Xiaoxiao based on the EBITDA of Xiaoxiao in fiscal 2013 and 2014 as detailed above. The fair value of the contingent consideration arrangement of RMB1,004,000 at acquisition date was estimated by apply the income approach. The estimated ten-month EBITDA for fiscal 2013 is approximated RMB5,807,164. Based on this, the estimated pay-out would be RMB1,004,000 under the fiscal 2013. For fiscal 2014, the company's projected EBITDA of RMB5,700,000 for fiscal 2014 fall below RMB10,012,500 lower boundary and hence payment is not except to be made. Key assumption includes a discount rate of 6.15%. The fair value of the contingent consideration arrangement of nil as of June 30, 2013 was estimated by applying the income approach. The actual EBITDA of RMB5,479,734 for fiscal 2013 fall below RMB5,562,500 lower boundary and hence payment is not required to be made. For fiscal 2014, the company's projected EBITDA of RMB5,107,935 for fiscal 2014 fall below RMB10,012,500 lower boundary and hence payment is not except to be made.

The following pro forma information of Xiaoxiao summarized the effect of the acquisition, as if the acquisitions had occurred as of July 1, 2011 and July 1, 2012. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2011 and July 1, 2012, nor is it necessarily indicative of future results of operations of the consolidate enterprises.

	Revenues	Net income
	(unaudited)	(unaudited)
	RMB	RMB
The amount attributable to Xiaoxiao in the Group's consolidated statements of income for the year ended June 30, 2013	19,895,140	3,455,886
Supplemental pro forma for year ended June 30, 2012	211,332,417	21,518,413
Supplemental pro forma for year ended June 30, 2013	206,170,381	20,164,479

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(b)	Acquisition of Kindergartens

On October 2, 2012, the Group acquired a 100% equity interest in four kindergartens for a total consideration of RMB14,391,000.

(1)	Cash consideration

RMB

Paid in year ended June 30, 2013	11,500,000
Other payables as of June 30, 2013	500,000
12,000,000

(2)

The contingent consideration refers to a payment of RMB 2,391,000 which will be based on DDK audited financial results as of the year ended June 30, 2013, and subject to a contingent adjustment determined by the net profit (except for Jiaxing City Nanhu District DDK Nobel Kindergarten) of that fiscal year. Details as follows:

2013 Net profit: Target amount RMB1,083,333

o	If actual net profit is less than 1.25 times target amount, payment will be adjusted to zero;
o	If actual EBITDA is greater than 1.25 times target amount but less than 1.4 times target amount, payment will be adjusted to RMB 2,500,000*[(Net Profit/1,083,333 -1- 25%)]/15%);
o	If actual EBITDA is greater than 1.40 times target amount, the payment will be adjusted to RMB2,500.000.

The fair value of the contingent consideration at acquisition date was RMB2,391,000. The fair value change in contingent consideration payable was included in the other operating income on the Consolidated Statements of Income. The movement of the contingent consideration payable during the year is as follows:

RMB

Fair value at acquisition date	2,391,000
Increase in fair value during the year	109,000
Fair value as of June 30, 2013	2,500,000

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(b)	Acquisition of Kindergartens – continued

The Company accounted for this business combination using the acquisition method of accounting. The value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

	At
	acquisition	Amortization
	date	period
	RMB'000
Consideration
Cash Consideration
- paid in year ended June 30, 2013	11,500
- other payables as of June 30, 2013	500
Contingent consideration payable	2,391
Fair value of total consideration transferred	14,391

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Patents, trademarks and licenses	200	3.75 years
- Preferential leasing contracts	6,500	9.9 years

Cash and cash equivalents	4,740
Other receivables	2,611
Other payables and other current liabilities	(4,230)
Property, plant and equipment, net	1,915
Deferred tax liabilities	(1,675)
Loan	(2,000)
Total identifiable net assets	8,061
Goodwill	6,330
Consideration	14,391

Net cash arising from acquisition:
- cash consideration paid from Noah's cash transferred	11,500
- cash and cash equivalent acquired	(4,740)
	6,760

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

NOAH EDUCATION HOLDINGS LTD.

10. Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(b)	Acquisition of Kindergartens - continued

The fair value of the other receivables was approximately RMB2,611,000. In the opinion of the directors of the Company, the balance had good credit quality with reference to the past settlement history, no provision was suggested.

The contingent consideration arrangement requires the Yuanbo to pay the selling shareholder of DDK based on the net profit of DDK (except for Jiaxing City Nanhu District DDK Nobel Kindergarten) in fiscal 2013 as detailed above. The fair value of the contingent consideration arrangement of RMB2,391,000 at acquisition date was estimated by apply the income approach. The estimated ten-month net profit for fiscal 2013 is over RMB1,516,666. Based on this, the estimated pay-out would be RMB2,391,000 under the fiscal 2013. Key assumption include a discount rate of 6.15% and a probability-adjusted level of net profit in DDK approximately RMB2,053,000. The actual net profit (except for Jiaxing city Nanhu District DDK Nobel Kindergarten) of RMB1,521,329 for 10-months in fiscal 2013 which is greater than 1.4 times target amount. Therefore, the fair value of the contingent consideration arrangement of RMB2,500,000 as of June 30, 2013.

The following pro forma information of DDK summarized the effect of the acquisitions, as if the acquisitions had occurred as of July 1, 2011 and July 1, 2012. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2011 and July 1, 2012, nor is it necessarily indicative of future results of operations of the consolidate enterprises.

	Revenues	Net income
	(unaudited)	(unaudited)
	RMB	RMB
The amount attributable to DDK in the Group's consolidated statements of income for the year ended June 30, 2013	9,255,721	1,150,510
Supplemental pro forma for year ended June 30, 2012	206,608,307	15,834,391
Supplemental pro forma for year ended June 30, 2013	195,530,985	17,859,103

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(c)	Acquisition of Jiande City Noah Kindergarten

On October 2, 2012, the Group acquired a 100% equity interest in Jiande City Noah Kindergarten ("Jiande") for a total cash consideration of RMB1,500,000.

The Company accounted for this business combination using the acquisition method of accounting. The value of the purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

At
acquisition
date
RMB'000
Consideration
Cash Consideration
- cash paid in year ended June 30, 2013	1,200
- other payables in year ended June 30, 2013	300
Fair value of total consideration transferred	1,500

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	78
Other receivables	195
Other payables and other current liabilities	(214)
Property, plant and equipment, net	350
Total identifiable net assets	409
Goodwill	1,091
Consideration	1,500
Net cash arising from acquisition:
- cash consideration paid in fiscal 2013	1,200
- cash and cash equivalents	(78)
1,122

The fair value at acquisition date has been arrived at on the basis of a valuation carried out on that date.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized was expected to be deductible for income tax purposes.

NOAH EDUCATION HOLDINGS LTD.

10.	Acquisitions - continued

10.3	Acquisition in year ended June 30, 2013 - continued

(c)	Acquisition of Jiande City Noah Kindergarten - continued

The following pro forma information of Jiande summarized the effect of the acquisitions, as if the acquisitions had occurred as of July 1, 2011 and July 1, 2012. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2011 and July 1, 2012, nor is it necessarily indicative of future results of operations of the consolidate enterprises.

	Revenues	Net income
	(unaudited)	(unaudited)
	RMB	RMB

The amount attributable to Jiande in the Group's consolidated statements of income for the year ended June 30, 2013	382,041	(151,411)
Supplemental pro forma for year ended June 30, 2012	197,332,908	14,898,161
Supplemental pro forma for year ended June 30, 2013	186,275,242	16,708,593

11.	Discontinued operation

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

NOAH EDUCATION HOLDINGS LTD.

11.	Discontinued operation - continued

In accordance with ASC 360-10, the result of ELP business have been excluded from continuing operation and reported as discontinued operations for the year ended June 30, 2011 and prior periods.

The loss from discontinued operation for the relevant periods is analyzed as follow:

2011
RMB

Net revenue	211,532,854
Cost of revenue	(242,264,157)
Gross loss	(30,731,303)
Total operating expenses	(374,518,905)
Gain on disposal of ELP business	11,936,125
Other operating income	13,078,951
Income tax expenses	(2,280,109)
Net loss from discontinued operation	(382,515,241)

No income (loss) from discontinued operation noted for the years ended June 30, 2012 and 2013.

The net assets of the discontinued operation at the date of disposal were as follows:

RMB

Bank balances and cash	11,958,919
Notes receivable	200,000
Accounts receivable, net	42,994,974
Prepaid expenses and other current assets	30,010,567
Inventories	31,177,645
Property, plant and equipment, net	8,180,075
Intangible assets, net	1,698,108
Accounts payables	(16,108,694)
Advances from customers	(10,751,418)
Other payables and accruals	(11,810,287)
Income tax payables	(17,689)
Net assets	87,532,200

Satisfied by:
Cash	87,532,200

Net cash inflow arising on disposal
Total cash consideration	87,532,200
Less: Bank balances and cash disposed of	(11,958,919)
Related party receivables (note 20)	(47,532,200)
28,041,081

NOAH EDUCATION HOLDINGS LTD.

12.	Other payables and accruals

Other payables and accruals consisted of the following:

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$

Other payables to selling shareholders of acquired subsidiaries	950,000	2,013,971	328,147
Accrued social welfare payments	1,201,089	2,031,819	331,055
Accrued salaries	6,271,585	9,009,421	1,467,954
Accrued bonus	2,391,722	3,302,561	538,104
Accrued consultation fee	906,992	673,478	109,733
Accrued audit fee	1,473,552	1,885,074	307,145
Receipts in advance	8,146,138	16,641,463	2,711,484
Deposits for franchise	744,940	644,940	105,084
Other tax payable	2,157,119	2,574,734	419,516
Other payables for acquisitions subsidiaries	1,000,000	800,000	130,348
Deposit received from tenants (current)	356,226	1,315,087	214,274
Rental payable	-	1,304,688	212,580
Others	2,326,029	4,440,078	723,448
	27,925,392	46,637,314	7,598,872

13.	Capital structure

During the years ended June 30, 2011, 2012 and 2013, 39,628, 168,210, and nil ordinary shares were issued respectively as a result of exercises of share options by employees.

During the years ended June 30, 2011, 2012 and 2013, the Company repurchased 1,375,478, 26,195, and 5,875 ordinary shares, respectively.

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

On June 30, 2007, the Company adopted a new share incentive plan (the "2007 Share Incentive Plan"). Under the 2007 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 10% of the Company's outstanding ordinary shares will be reserved for issuance under the 2007 Share Incentive Plan. The term of each award under the 2007 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company's share at the date of grant or at other prices as approved by the Compensation Committee of the Board. The following represents the vesting periods of these options that remain outstanding as of June 30, 2013:

Granted in fiscal 2008

Exercise price	Number of options Outstanding	Vesting period
US$

5.56	63,450	30% vested from the date of grant to December 31, 2008; 30% vested from January 1, 2009 to December 31, 2009; the remaining 40% vested from January 1, 2010 to December 31, 2010

On December 18, 2008, the Company adopted a new share incentive Plan (the "2008 Share Incentive Plan"). Under the 2008 Share Incentive Plan, the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, restricted shares or restricted share units. Up to 5% of the Company's outstanding ordinary shares will be reserved for issuance under the 2008 Share Incentive Plan. The term of each award under the 2008 Share Incentive Plan will be specified in the respective award agreement. For option awards, they are generally granted with an exercise price that cannot be less than the fair market value of the Company's share at the date of grant or at other prices as approved by the Compensation Committee of the Board. The following represents the vesting periods of these options that remain outstanding as of June 30, 2013:

Granted in fiscal 2009

Exercise price	Number of options Outstanding	Vesting period
US$

2.6	284,550	30% vested from the date of grant to December 31, 2009; 30% vested from January 1, 2010 to December 31, 2010; the remaining 40% vested from January 1, 2011 to December 31, 2011

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation - continued

Granted in fiscal 2010

	Number of options
Exercise price	Outstanding	Vesting period
US$

4.0	10,000	30% vested from the date of grant to December 31, 2010; 30% vested from January 1, 2011 to December 31, 2011; the remaining 40% will vest from January 1, 2012 to December 31, 2012.

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

No options were granted during the years ended June 30, 2011, 2012, and 2013.

NOAH EDUCATION HOLDINGS LTD.

14.	Share-based compensation - continued

Details of the option movements are included in the tables below.

Share options activity

The Company's share option activities for the years ended June 30, 2011, 2012 and 2013 are set out below:

		Weighted	Weighted		Weighted
		average	averaged		average	Weighted
		exercise	remaining	Aggregate	intrinsic	average
	Options	price	contractual	intrinsic	value per	grant date
	outstanding	per share	life	value	share	fair value
		US$		US$	US$	US$

Outstanding at July 1, 2010	2,412,971		2
Forfeited during the year	(388,022)	3.2166		-	-	1.67
Exercised	(39,628)	1.4720		26,452	0.67	3.46
Outstanding at June 30, 2011	1,985,321		1
Forfeited during the year	(880,895)	3.2166		-	-	1.98
Exercised	(168,210)	1.4720		-	-	3.64
Outstanding at June 30, 2012	936,216		-	-	-	2.66
Forfeited during the year	(225,468)	2.8366		-	-	-
Outstanding at June 30, 2013	710,748
Vested and expected to vest
As of June 30, 2013	708,748	3.0670
As of June 30, 2012	934,216	3.1231
Exercisable
As of June 30, 2013	706,748	3.0757
As of June 30, 2012	932,216	3.1298

As of June 30, 2013, there was approximately nil of unrecognized compensation cost related to non-vested share options granted under the 2008 Share Incentive Plans, and is expected to be recognized in coming year. The total fair value of options vested during the years ended June 30, 2011, 2012 and 2013 was RMB5,916,516, RMB2,858,488 and RMB990,243 (US$161,346), respectively. For the years ended June 30, 2011, 2012 and 2013, the Company received RMB386,458, RMB1,572,428 and nil for exercises of options, respectively.

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

The total share-based compensation expenses in relation to options and shares granted recognized in the statements of income for the years ended June 30, 2011, 2012 and 2013 was RMB9,008,496, and RMB2,760,006 and RMB960,337 (US$156,473), respectively.

NOAH EDUCATION HOLDINGS LTD.

15.	Other operating expenses

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Continuing operations
Professional fee for disposal of ELP business	8,685,023	-	-	-
Impairment on other investments	-	1,081,000	-	-
Others	1,886,963	978,054	285,123	46,457
Total other operating expenses	10,571,986	2,059,054	285,123	46,457

16.	Other operating income

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Continuing operations
Subsidy income	1,038,507	1,796,503	5,059,743	824,412
Rental income	787,060	8,539,236	10,298,246	1,677,949
Training camps and interest groups income	3,317,820	5,819,793	4,835,126	787,813
Gain on disposal of a subsidiary	-	302,004	-	-
Other operating income	368,785	988,980	350,612	57,127
	5,512,172	17,446,516	20,543,727	3,347,301

17.	Other non-operating (expenses) income

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Continuing operations
Unrealized exchange (loss) gain	(2,717,886)	2,129,423	2,547,161	415,023
Others	1,538,027	2,632,915	2,688,008	437,971
	(1,179,859)	4,762,338	5,235,169	852,994

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses

The Company is incorporated in the Cayman Islands but has its principal operations in the PRC through its PRC subsidiaries.

Cayman Islands and British Virgin Islands

The Company and Bright Sound Limited were incorporated in the Cayman Islands and British Virgin Islands, respectively, and are not subject to the income tax. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

PRC

Prior to January 1, 2008, pursuant to the PRC income tax laws, the Company's subsidiaries and VIEs are generally subject to Foreign Enterprise Income Taxes ("FEIT") at a statutory rate of 33%. Some of these subsidiaries are located in the Shenzhen Special Economic Zone and under PRC income taxes laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company's subsidiaries are under PRC income tax laws entitled to a two years tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year, after offsetting all unexpired tax losses carried forward from its first profit making year of operations (the "2-plus-3 Income Tax Holiday").

Chengdu Shidai Noah Education Software Co., Ltd. ("CDSD") was established in Chengdu High-Tech Economic Zone. It was recognized as a key software company and was entitled to exemption from FEIT under the 2-plus-3 Income Tax Holiday. CDSD was exempted from FEIT for the calendar year ended December 31, 2008 as 2008 was the first profit making year.

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

Aggregate undistributed earnings of the Company's subsidiaries in the PRC that are available for distribution to the Company of approximately RMB283,130,131 (approximately US$46,131,934) at June 30, 2013 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

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

The following table sets forth income tax expenses of the Company's PRC subsidiaries, which were included in the consolidated statements of income for the periods presented:

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Current tax	5,981,945	11,813,969	11,718,081	1,909,291
Deferred tax expense (credit)	237,513	(1,383,567)	(2,208,845)	(359,899)
	6,219,458	10,430,402	9,509,236	1,549,392

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the (loss) profit before income taxes in the consolidated statements of income were as follows:

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

(Loss) profit before income tax	(19,258,073)	(37,248,196)	32,262,994	5,256,784

Tax at the domestic income tax rate of 25%	(4,814,518)	(9,312,049)	8,065,749	1,314,196
Tax effect of income that are not taxable:
Allowance for research and development	(156)	(1,399)	-	-
Other non-taxable income	(6,115)	(1,128,524)	(1,254,150)	(204,346)
Tax effect of expenses that are not deductible:
Impairment loss of goodwill	-	14,348,467	-	-
Other non-deductible expenses	2,042,464	1,873,323	342,186	55,756
Tax effect of 2-plus-3 Income Tax Holiday	(1,756,754)	(1,290,674)	-	-
Change in valuation allowance	5,119,999	2,883,211	(386,310)	(62,944)
Effect of changes in enacted tax law and rates	(73,969)	-	-	-
Under(over) provision in prior years	-	1,374,610	(750,000)	(122,202)
Effect of loss of the Company and subsidiaries not subject to tax in other jurisdictions	5,051,879	2,117,135	3,210,957	523,179
Others	656,628	(433,698)	280,804	45,753
	6,219,458	10,430,402	9,509,236	1,549,392

The aggregate amount and per share effect of the tax holidays and tax concessions are as follows:

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

The aggregate effect	1,756,754	1,290,674	-	-
Per share effect - basic	0.05	0.04	-	-
Per share effect - diluted	0.05	0.04	-	-

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decrease to its liabilities for unrecognized tax benefit within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The tax positions for the years 2008 to 2013 may be subject to examination by the PRC tax authorities.

NOAH EDUCATION HOLDINGS LTD.

18.	Income tax expenses - continued

Significant components of deferred tax assets and liabilities:

	Years ended June 30,
	2012	2013	2013
	RMB	RMB	US$

Tax loss carried forwards	21,015,447	14,085,334	2,295,000
Future deductible expenditure	8,243,306	8,243,306	1,343,127
Fair value changes of property, plant and equipment	298,831	104,314	16,996
Allowance for doubtful debts	2,481,580	111,486	18,165
Total deferred tax assets	32,039,164	22,544,440	3,673,288
Less: valuation allowance	(31,740,333)	(22,440,126)	(3,656,292)
Total net deferred tax assets (non-current)	298,831	104,314	16,996
Deferred tax liabilities:
Property, plant and equipment and intangible assets (non-current)	7,585,920	9,407,560	1,532,825

Movement of valuation allowances:

	As of June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

At the beginning of year	57,861,224	36,659,614	31,740,333	5,171,625
Current year addition (reduction)	12,495,012	2,883,211	(386,310)	(62,944)
Tax loss expired	-	(7,802,492)	(9,242,125)	(1,505,869)
Disposal of ELP business	(33,696,622)	-	-	-
Acquisitions of Xiaoxiao and DDK	-	-	328,228	53,480
At the end of year	36,659,614	31,740,333	22,440,126	3,656,292

Valuation allowances have been provided on the deferred tax assets because the Company believes that it is not more likely than not that the assets will be utilized. As of June 30, 2012 and 2013, valuation allowances were provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determines that the utilization of those net operating loss carry forward not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses carry forward in the amount of approximately RMB24,721,823, RMB21,015,447, and RMB14,085,334 (US$2,295,000) incurred in the years ended June 30, 2011, 2012 and 2013 respectively, will expire in the years ended June 30, 2015, 2016 and 2017, respectively.

NOAH EDUCATION HOLDINGS LTD.

19.	Net (loss) income per share

The following table sets forth the computation of basic and diluted (loss) income per share for the years indicated:

	As of June 30,
	2011	2012	2013
Weighted average ordinary shares outstanding used in computing basic income per share	36,856,451	36,519,353	36,564,223
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	235,021	68,724	4,731
Shares used in calculating diluted income per share	37,091,472	36,588,077	36,568,954

	Year ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net (loss) income per share:

From continuing and discontinued operations
Basic	(11.16)	(1.47)	0.47	0.08
Diluted	(11.16)	(1.47)	0.47	0.08
From continuing operations
Basic	(0.78)	(1.47)	0.47	0.08
Diluted	(0.78)	(1.47)	0.47	0.08
From discontinued operation
Basic	(10.38)	-	-	-
Diluted	(10.38)	-	-	-

The Company had securities which could potentially dilute basic income per share in the future, but which were excluded from the computation of diluted net income per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	As of June 30,
	2011	2012	2013

Share options	1,985,321	936,216	710,748

NOAH EDUCATION HOLDINGS LTD.

20.	Related party balances and transactions

The balances and transactions with these related parties for the years ended 2012 and 2013 are as follows:

Name of related party	Relationship with the group

Guangzhou Zhongda Holding Limited	Non-controlling shareholder of the subsidiary

First Win Technologies Ltd.	Company controlled by Tang Ben Guo, Non-executive Director.

(1)	Balances and transactions with related parties

During the year ended June 30, 2012 and 2013, the Group paid the management fee of RMB950,000 and RMB1,324,998 to Guangzhou Zhongda Holding Limited ("Zhongda Holding"), respectively.

		As of June 30,
	Name of related party	2012	2013	2013
		RMB	RMB	US$

Related party payable	Guangzhou Zhongda Holding Limited	-	34,998	5,702

It represents management fees of payable to Guangzhou Zhongda Holding Limited.

(2)	As set out in note 1, Animation Digital and Wentai Education granted loans in the amounts of RMB2.8 million and RMB30 million to the shareholders of Leisen Education and Wentai Investment, respectively, who are also shareholders of the Company, to fund the capital contributions to Leisen Education and Wentai Investment. These loans were eliminated with the capital of Leisen Education and Wentai Investment during consolidation.

(3)	Other than the above and the disposal of ELP business to First Win Technologies Ltd. at consideration of RMB87,532,200 during fiscal 2011 as disclosed in note 11 to the consolidated financial statements there is no other significant related party transaction for the years ended June 30, 2011, 2012 and 2013.

NOAH EDUCATION HOLDINGS LTD.

21.	Commitments and contingencies

Commitments

As of June 30, 2013, the Company had commitments under non-cancelable operating leases for office facilities, contracts for marketing expenses. Future payments at June 30, 2013, by year end are as follows:

	Operating
	lease
	for office	Management
	facilities	fee	Total	Total
			RMB	USD

2014	12,450,256	5,182,187	17,632,443	2,872,950
2015	8,906,732	3,213,363	12,120,095	1,974,793
2016	8,201,096	2,899,432	11,100,528	1,808,669
2017	7,216,419	5,220,136	12,436,555	2,026,356
2018	6,494,213	5,878,018	12,372,231	2,015,875
Thereafter	41,538,018	81,533,842	123,071,860	20,052,768
	84,806,734	103,926,978	188,733,712	30,751,411

The Group incurred rental expenses under operating leases of RMB7,949,877, RMB8,405,919, and RMB11,736,444 (US$1,914,154) for the years ended June 30, 2011, 2012 and 2013, respectively.

Other contingency

The Group has not made Enterprise Income Tax filings for certain subsidiaries in PRC as required under applicable PRC tax laws. Accrual for the amounts of income tax liabilities has been properly made in the reported periods and amounted to RMB14,217,785 and RMB22,146,786 (US$3,608,496) as of June 30, 2012 and 2013, respectively. However, accrual for the penalties that may be imposed by the relevant PRC tax authorities for failed to fulfill tax filing has not been made in the financial statements as management considered that it is not probable the relevant PRC tax authorities will impose penalty. Should the PRC tax authorities decide to assess penalty, the amount is estimated to be approximately RMB2.6 million (US$423,632) as of June 30, 2013.

22.	Mainland China Contribution plan

The Group's full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employee's salaries. The total contributions for such employee benefits were RMB5,467,831, RMB10,496,857 and RMB17,510,119 (US$2,853,019) for the years ended June 30, 2011, 2012 and 2013, respectively.

NOAH EDUCATION HOLDINGS LTD.

23.	Statutory reserves

The Group's subsidiaries incorporated in the PRC are required to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations ("PRC GAAP") to statutory surplus reserve and statutory public welfare fund whenever dividends are declared by these PRC subsidiaries.

The statutory surplus reserve can be used to increase the registered capital and eliminate future losses of the companies. It cannot be distributed to shareholders except in the event of a solvent liquidation of the companies. The Group's subsidiaries are required to appropriate 10% of their profit after income tax calculated in accordance with the PRC accounting standard and system to the statutory surplus reserve until the balance reaches 50% of their respective registered capital, where further appropriation, will be at their directors' recommendation. The statutory surplus reserve balance as of June 30, 2012 and 2013, were RMB1,226,074 and RMB12,335,693 (US$2,009,922), respectively.

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

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted. The total amount of the restricted capital and reserves as of June 30, 2012 and 2013 amounted to RMB583,717,842, and RMB613,427,942 (US$99,949,155), respectively.

24.	Segment information

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

NOAH EDUCATION HOLDINGS LTD.

24.	Segment information - continued

	Little New Star			Wentai			Yuanbo			Corporate			Consolidated
	For the year ended June 30,			For the year ended June 30,			For the year ended June 30,			For the year ended June 30,			For the year ended June 30,
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net revenue - external	41,590,668	48,027,719	46,426,168	51,884,191	80,684,016	99,444,733	-	34,310,586	65,893,223	-	-	-	93,474,859	163,022,321	211,764,124
Cost of revenue	(16,866,904)	(19,139,829)	(18,145,283)	(26,458,614)	(45,158,120)	(54,330,748)	-	(22,079,439)	(48,503,914)	-	-	-	(43,325,518)	(86,377,388)	(120,979,945)

Gross profits	24,723,764	28,887,890	28,280,885	25,425,577	35,525,896	45,113,985	-	12,231,147	17,389,309	-	-	-	50,149,341	76,644,933	90,784,179
Other operating expenses	(15,049,188)	(20,578,190)	(15,096,306)	(15,073,206)	(25,673,256)	(29,938,020)	-	(7,700,376)	(8,994,283)	(46,598,026)	(83,979,544)	(23,123,903)	(76,720,420)	(137,931,366)	(77,152,512)
Non-operating expenses	(5,862,932)	466,067	865,140	2,553,039	5,478,323	4,157,992	-	2,847,473	1,634,011	10,622,899	15,246,374	11,974,184	7,313,006	24,038,237	18,631,327
Income tax expenses	(1,519,494)	(1,933,520)	(1,155,295)	(4,699,964)	(4,744,925)	(5,484,280)	-	(2,225,145)	(2,869,661)	-	(1,526,812)	-	(6,219,458)	(10,430,402)	(9,509,236)

Net income (loss) from continuing operations	2,292,150	6,842,247	12,894,424	8,205,446	10,586,038	13,849,677	-	5,153,099	7,159,376	(35,975,127)	(70,259,982)	(11,149,719)	(25,477,531)	(47,678,598)	22,753,758
Acquisition of property, plant and equipment	(4,813,177)	(3,308,698)	(1,013,023)	(7,814,626)	(13,235,170)	(29,409,227)	-	(7,440,136)	(13,329,866)	(10,463,955)	(3,155,739)	(126,991)	(23,091,758)	(27,139,743)	(43,879,107)
Acquisition of intangible assets	-	-	(70,000)	-	-	-	-	-	(150,000)	(1,545,725)	-	-	(1,545,725)	-	220,000
Amortization of intangible assets	1,500,292	1,480,000	1,088,310	1,980,764	2,160,835	2,160,833	-	1,063,012	2,371,859	1,578,490	-	-	5,059,546	4,703,847	5,621,002
Depreciation of property, plant and equipment	1,599,769	2,360,147	2,490,641	4,415,819	8,733,918	10,612,653	-	3,462,667	6,359,657	8,260,826	8,665,658	8,682,973	14,276,414	23,222,390	28,145,924
Allowance for doubtful debts	-	53,000	-	-	-	-	-	-	-	-	530,753	462,288	-	583,753	462,288
Loss on disposal of property, plant and equipment	-	55,956	2,656	-	-	88,400	-	-	169,317	-	4,439	-	-	60,395	260,373
Impairment loss on intangible assets	-	3,000,000	-	-	-	-	-	-	-	-	-	-	942,678	3,000,000	-

Segment assets	88,820,441	74,168,991	108,764,180	178,855,208	180,687,091	230,663,625	-	121,087,317	131,693,907	619,836,322	501,044,319	460,167,213	887,511,971	876,987,718	931,288,927

Segment liabilities	22,871,555	22,997,214	10,653,515	31,421,494	41,214,161	59,087,038	-	10,831,078	32,442,685	19,076,371	17,242,672	29,888,801	73,369,420	92,285,124	123,859,873

There were no inter-segment sales for the years ended June 30, 2011, 2012 and 2013.

NOAH EDUCATION HOLDINGS LTD.

24.	Segment information - continued

Geographical disclosures: the Group mainly operates in the PRC and in 2011, 2012 and 2013, no single country other than the mainland China accounted for 10% or more of the Company's consolidated net revenue. In addition, all the identifiable assets of the Company are located in the PRC.

Major customers: there are no single customers who contributed for 10% or more of the Group's net revenue for the years ended June 30, 2011, 2012 and 2013.

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

Revenue from these product groups or services lines are as follows:

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Discontinued operation
Electronic learning devices	204,712,282	-	-	-
Software	6,820,572	-	-	-
	211,532,854	-	-	-
Continuing operations
Supplemental English Training	33,134,682	35,922,056	36,039,846	5,872,168
Kindergartens	25,957,961	82,139,664	115,181,647	18,767,172
Primary and Secondary Schools	34,382,216	44,960,601	60,542,631	9,864,542
	93,474,859	163,022,321	211,764,124	34,503,882
	305,007,713	163,022,321	211,764,124	34,503,882

25.	Subsequent events

No events have occurred after June 30, 2013 and up to the date these financial statements were authorized for issue.

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

NOAH EDUCATION HOLDINGS LIMITED
BALANCE SHEETS

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	47,996,131	29,924,575	4,875,774
Amounts due from subsidiaries	188,283,453	196,169,569	31,962,976
Prepaid expenses and other current assets	432,509	821,546	133,859
Total current assets	236,712,093	226,915,690	36,972,609
Investments in subsidiaries	472,757,114	502,308,602	81,843,876
Investments	10,929,427	8,353,602	1,361,098
Total assets	720,398,634	737,577,894	120,177,583

Liabilities and Shareholders' Equity
Current Liabilities
Other payables and accruals	2,380,545	2,508,549	408,732
Deferred revenue	1,355,198	1,323,873	215,706
Total current liabilities	3,735,743	3,832,422	624,438
Non-current Liability
Deferred revenue	1,694,212	331,043	53,939
Total liabilities	5,429,955	4,163,465	678,377
Shareholders' Equity
Ordinary shares, US$0.00005 par value; 1,000,000,000 shares authorized as of June 30, 2012 and 2013; 36,569,866 and 36,563,991 shares issued and outstanding as of June 30, 2012 and 2013, respectively	14,843	14,841	2,418
Additional paid-in capital	1,046,863,605	1,047,772,763	170,719,321
Accumulated other comprehensive loss	(124,039,206)	(123,518,246)	(20,125,500)
Accumulated losses	(207,870,563)	(190,854,929)	(31,097,033)
Total shareholders' equity	714,968,679	733,414,429	119,499,206
Total liabilities and shareholders' equity	720,398,634	737,577,894	120,177,583

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF INCOME

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

General and administrative expenses	(16,074,443)	(9,291,827)	(8,029,198)	(1,308,241)
Other operating expenses	(9,225,574)	(465,856)	(519)	(85)
Operating loss	(25,300,017)	(9,757,683)	(8,029,717)	(1,308,326)
Investment loss	(3,397,269)	(809,270)	(6,390,487)	(1,041,237)
Interest income	674	176,203	535,095	87,186
Non-operating income	1,538,027	1,470,767	1,793,009	292,145
Loss on disposal of ELP business	(486,628,367)	-	-	-
Loss before income tax	(513,786,952)	(8,919,983)	(12,092,100)	(1,970,232)
Income tax expenses	-	-	-	-
Loss after tax	(513,786,952)	(8,919,983)	(12,092,100)	(1,970,232)
Share of net profits (loss) of subsidiaries, net of taxes	102,449,908	(44,637,902)	29,107,734	4,742,681
Net (loss) income	(411,337,044)	(53,557,885)	17,015,634	2,772,449

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF COMPREHENSIVE INCOME

	Year ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Net income (loss)	(411,337,044)	(53,557,885)	17,015,634	2,772,449
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	(36,155,598)	(3,899,857)	(3,417,467)	(556,826)
Unrealized loss on available-for-sale	(12,523,254)	(810,425)	(1,830,837)	(298,308)
Reclassification adjustment upon impairment	-	-	5,769,262	940,017
Disposal of subsidiaries	18,301,552	-	-	-
Total comprehensive income (loss)	(441,714,344)	(58,268,167)	17,536,592	2,857,332

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

				Accumulated
			Additional	other	Accumulated	Total
	Ordinary shares		paid-in	comprehensive	income	shareholders'
	Share	Amount	capital	loss	(losses)	equity
		RMB	RMB	RMB	RMB	RMB

As of July 1, 2010	37,613,701	15,195	1,049,366,056	(88,951,624)	256,593,943	1,217,023,570
Issue of shares as employee compensation	150,000	49	2,429,120	-	-	2,429,169
Share repurchase	(1,375,478)	(458)	(18,404,391)	-	-	(18,404,849)
Exercise of share options	39,628	13	386,445	-	-	386,458
Net loss	-	-	-	-	(411,337,044)	(411,337,044)
Share-based compensation	-	-	9,008,496	-	-	9,008,496
Cumulative translation adjustment, net of tax	-	-	-	(36,155,598)	-	(36,155,598)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(12,523,254)	-	(12,523,254)
Disposal of subsidiaries	-	-	-	18,301,552	-	18,301,552
Acquisition of subsidiaries	-	-	-	-	430,423	430,423
As of June 30, 2011	36,427,851	14,799	1,042,785,726	(119,328,924)	(154,312,678)	769,158,923

Issue of shares as employee compensation
Share repurchase	(26,195)	(9)	(254,502)	-	-	(254,511)
Exercise of share options	168,210	53	1,572,375	-	-	1,572,428
Net loss	-	-	-	-	(53,557,885)	(53,557,885)
Share-based compensation	-	-	2,760,006	-	-	2,760,006
Cumulative translation adjustment, net of tax	-	-	-	(3,899,857)	-	(3,899,857)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(810,425)	-	(810,425)
As of June 30, 2012	36,569,866	14,843	1,046,863,605	(124,039,206)	(207,870,563)	714,968,679

Issue of shares as employee compensation
Share repurchase	(5,875)	(2)	(51,179)	-	-	(51,181)
Net income	-	-	-	-	17,015,634	17,015,634
Share-based compensation	-	-	960,337	-	-	960,337
Cumulative translation adjustment, net of tax	-	-	-	(3,417,465)	-	(3,417,465)
Unrealized loss on available-for-sale investment, net of tax	-	-	-	(1,830,837)	-	(1,830,837)
Reclassification adjustment upon impairment	-	-	-	5,769,262	-	5,769,262
As of June 30, 2013	36,563,991	14,841	1,047,772,763	(123,518,246)	(190,854,929)	733,414,429
As of June 30, 2013 (US$)		2,418	170,719,321	(20,125,500)	(31,097,033)	119,499,206

 NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(411,337,044)	(53,557,885)	17,015,634	2,772,449
Adjustments to reconcile net income to net cash used in operating activities:
Share of net (loss) profits of subsidiaries	(102,449,908)	44,637,902	(29,107,734)	(4,742,681)
Gain on trading investments, net	(653,861)	-	-	-
Impairment loss on other investment	4,409,508	809,270	6,390,487	1,041,237
Share-based compensation	11,437,616	2,760,006	960,337	156,473
Loss on disposal of ELP business	486,628,367	-	-	-
Changes in current assets and liabilities:
Trading investments	6,147,040	-	-	-
Prepaid expenses and other current assets	2,110,219	521,961	(832,791)	(135,691)
Amount due from subsidiaries	-	-	(7,886,116)	(1,284,928)
Other payables and accruals	(14,016,572)	(6,476,145)	128,005	20,857
Deferred revenue	(1,727,027)	(1,457,499)	(1,394,494)	(227,213)
Net cash used in operating activities	(19,451,662)	(12,762,390)	(14,726,672)	(2,399,497)
Cash flows from investing activities:
Repayment from subsidiaries	(270,609)	-	-	-
Disposal of subsidiaries	40,000,000	-	-	-
Net cash provided by investing activities	39,729,391	-	-	-
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	49	-	-	-
Proceeds from exercise of share options	386,458	1,572,428	-	-
Shares repurchase	(18,404,849)	(254,511)	(51,181)	(8,339)
Net cash (used in) provided by financing activities	(18,018,342)	1,317,917	(51,181)	(8,339)
Net increase (decrease) in cash and cash equivalents	2,259,387	(11,444,473)	(14,777,853)	(2,407,836)
Effect of exchange rate changes on cash and cash equivalents	(8,040,649)	(8,068,718)	(3,293,703)	(536,661)
Cash and cash equivalents at the beginning of year	73,290,584	67,509,322	47,996,131	7,820,271
Cash and cash equivalents at the end of year	67,509,322	47,996,131	29,924,575	4,875,774

NOAH EDUCATION HOLDINGS LTD.

SCHEDULE 1

(Continued)

NOAH EDUCATION HOLDINGS LIMITED
NOTE TO SCHEDULE 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2012 and 2013, RMB583,717,942, and RMB613,427,942 (US$99,949,155) of the restricted capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2011, 2012 and 2013.

- 77 -